EXHIBIT 99.7

Annexure A This is Annexure A of 364 pages referred to in form 604 Notice of change of interests of substantial shareholder 14-Dec-21 Date 5. Consideration 12-Feb-19 BlackRock Fund Advisors on mkt sell 91.28 AUD ORD -1,440 -1,440 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 92.03 AUD ORD 2,797 2,797 12-Feb-19 BlackRock Investment Management, LLC on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.77 AUD ORD 33 33 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 91.77 AUD ORD 2 2 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Advisors, LLC on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.77 AUD ORD 11 11 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.77 AUD ORD 3 3 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 5 5 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.77 AUD ORD 4 4 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 7 7 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 10 10 12-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 91.77 AUD ORD 2 2 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.77 AUD ORD 2 2 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 91.77 AUD ORD 2 2 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 8 8 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Advisors, LLC on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Advisors, LLC on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Investment Management, LLC on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.77 AUD ORD 1 1 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 229 229 12-Feb-19 BlackRock Investment Management, LLC on mkt buy 92.03 AUD ORD 479 479 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 190 190 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 468 468 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 92.03 AUD ORD 449 449 12-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.03 AUD ORD 16,936 16,936 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 92.03 AUD ORD 893 893 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 92.03 AUD ORD 534 534 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 92.03 AUD ORD 592 592 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 92.03 AUD ORD 483 483 12-Feb-19 BlackRock Advisors, LLC on mkt buy 92.03 AUD ORD 573 573 12-Feb-19 BlackRock Advisors, LLC on mkt buy 92.03 AUD ORD 317 317 Maria Tricarico-Cifala, Authorised Signatory RIO TINTO LTD (RIO) Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY RIO page 1 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.03 AUD ORD 194 194 12-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 92.03 AUD ORD 272 272 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.03 AUD ORD 5,364 5,364 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.03 AUD ORD 1,722 1,722 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 2,514 2,514 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 413 413 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.03 AUD ORD 2,215 2,215 12-Feb-19 BlackRock Advisors, LLC on mkt buy 92.03 AUD ORD 278 278 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 3,632 3,632 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 704 704 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 4,965 4,965 12-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 92.03 AUD ORD 929 929 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 92.03 AUD ORD 807 807 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 92.03 AUD ORD 650 650 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.03 AUD ORD 437 437 12-Feb-19 BlackRock Investment Management, LLC on mkt buy 92.03 AUD ORD 393 393 12-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 92.03 AUD ORD 997 997 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 461 461 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 3,922 3,922 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 92.03 AUD ORD 153 153 12-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 92.03 AUD ORD 183 183 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 93 93 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.03 AUD ORD 153 153 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.04 AUD ORD 996 996 12-Feb-19 BlackRock International Limited on mkt buy 92.04 AUD ORD 658 658 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.02 AUD ORD -2,051 -2,051 12-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 92.02 AUD ORD 267 267 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.02 AUD ORD 2,051 2,051 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.02 AUD ORD 5,889 5,889 12-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.02 AUD ORD -5,933 -5,933 12-Feb-19 BlackRock Asset Management Canada Limited on mkt sell 92.02 AUD ORD -16,646 -16,646 12-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,740 -1,740 12-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,280 -5,280 12-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,494 4,494 12-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,776 2,776 12-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -128,338 -128,338 12-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -322 -322 12-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -12,513 -12,513 13-Feb-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -148,752 -148,752 13-Feb-19 BlackRock Fund Advisors on mkt sell 91.58 AUD ORD -26,640 -26,640 13-Feb-19 BlackRock Investment Management, LLC on mkt buy 91.26 AUD ORD 258 258 13-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 288 288 13-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 488 488 13-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 461 461 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.36 AUD ORD 2,492 2,492 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.36 AUD ORD 17,832 17,832 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.06 AUD ORD -1,547 -1,547 RIO page 2 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.31 AUD ORD -251 -251 13-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.06 AUD ORD 4,764 4,764 13-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.06 AUD ORD -84 -84 13-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.06 AUD ORD 532 532 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.06 AUD ORD 2,051 2,051 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.06 AUD ORD 3,741 3,741 13-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.06 AUD ORD 1,318 1,318 13-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.06 AUD ORD 2,544 2,544 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.06 AUD ORD 2,136 2,136 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.06 AUD ORD 672 672 13-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.06 AUD ORD 884 884 13-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 91.06 AUD ORD 429 429 13-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.06 AUD ORD 15,366 15,366 13-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -635 -635 13-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -500 -500 13-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 788 788 13-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 832 832 13-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,183 -3,183 13-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 54,704 54,704 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -208 -208 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -525 -525 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -847 -847 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -594 -594 14-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.86 AUD ORD -1,286 -1,286 14-Feb-19 BlackRock Investment Management, LLC on mkt sell 91.86 AUD ORD -753 -753 14-Feb-19 BlackRock International Limited on mkt sell 91.86 AUD ORD -4,163 -4,163 14-Feb-19 BlackRock Investment Management (UK) Limited on mkt sell 91.86 AUD ORD -182 -182 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -625 -625 14-Feb-19 BlackRock Advisors, LLC on mkt sell 91.86 AUD ORD -694 -694 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -10,254 -10,254 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -2,464 -2,464 14-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.86 AUD ORD -372 -372 14-Feb-19 BlackRock Asset Management Canada Limited on mkt sell 91.86 AUD ORD -1,717 -1,717 14-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.90 AUD ORD -2,454 -2,454 14-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.92 AUD ORD 2,487 2,487 14-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.90 AUD ORD 143 143 14-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.90 AUD ORD 532 532 14-Feb-19 BlackRock Fund Advisors on mkt buy 91.90 AUD ORD 2,454 2,454 14-Feb-19 BlackRock Advisors, LLC on mkt sell 91.86 AUD ORD -570 -570 14-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.86 AUD ORD -266 -266 14-Feb-19 BlackRock Asset Management Canada Limited on mkt sell 91.86 AUD ORD -567 -567 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -7,439 -7,439 14-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.86 AUD ORD -390 -390 14-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.86 AUD ORD -467 -467 14-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.86 AUD ORD -7,869 -7,869 14-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.90 AUD ORD -3,374 -3,374 14-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 91.90 AUD ORD 384 384 14-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.90 AUD ORD 156 156 14-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -870 -870 14-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -400 -400 14-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -700 -700 14-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -201 -201 14-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 289 289 14-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 55,420 55,420 RIO page 3 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Feb-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 724 724 14-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,373 1,373 15-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.67 AUD ORD -3,288 -3,288 15-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 91.53 AUD ORD 14,928 14,928 15-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 91.30 AUD ORD 567 567 15-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.30 AUD ORD -5,215 -5,215 15-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 91.30 AUD ORD -6,823 -6,823 15-Feb-19 BlackRock Investment Management (UK) Limited on mkt sell 91.30 AUD ORD -2,460 -2,460 15-Feb-19 BlackRock Investment Management, LLC on mkt sell 91.12 AUD ORD -865 -865 15-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,210 3,210 15-Feb-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -3,173 -3,173 15-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 49 49 15-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 181,804 181,804 15-Feb-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -156 -156 15-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 156 156 18-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,868 1,868 18-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 262,670 262,670 18-Feb-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -568 -568 18-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,528 -1,528 19-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 92.51 AUD ORD 1,600 1,600 19-Feb-19 BlackRock Investment Management, LLC on mkt sell 92.52 AUD ORD -2,434 -2,434 19-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.52 AUD ORD -572 -572 19-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.52 AUD ORD -785 -785 19-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,206 -2,206 19-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 36,235 36,235 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD 8,674 8,674 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD 3,169 3,169 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD 3,151 3,151 20-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 94.53 AUD ORD 1,851 1,851 20-Feb-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -5,445 -5,445 20-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.67 AUD ORD 31,914 31,914 20-Feb-19 BlackRock Advisors, LLC on mkt buy 94.69 AUD ORD 1,678 1,678 20-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.67 AUD ORD 1,777 1,777 20-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.69 AUD ORD 959 959 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.69 AUD ORD 1,295 1,295 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.69 AUD ORD 959 959 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.69 AUD ORD 512 512 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.69 AUD ORD 563 563 20-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.63 AUD ORD 102 102 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -2,570 -2,570 20-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 94.94 AUD ORD 14,180 14,180 20-Feb-19 BlackRock Fund Advisors on mkt buy 94.94 AUD ORD 10,903 10,903 20-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -8,301 -8,301 20-Feb-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 36,061 36,061 20-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 59 59 20-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 178,677 178,677 21-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.69 AUD ORD 143 143 21-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.60 AUD ORD 1,602 1,602 21-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.69 AUD ORD 534 534 21-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 94.69 AUD ORD 992 992 21-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,280 -5,280 21-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -59 -59 21-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -88,962 -88,962 RIO page 4 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 95.19 AUD ORD 3,643 3,643 22-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 94.70 AUD ORD -3,292 -3,292 22-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.70 AUD ORD 138 138 22-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.70 AUD ORD 219 219 22-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.70 AUD ORD 801 801 22-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,817 5,817 22-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -11,616 -11,616 22-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1 1 22-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -226,709 -226,709 22-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -295 -295 22-Feb-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1 1 25-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.17 AUD ORD 380 380 25-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 95.13 AUD ORD -139 -139 25-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD 7,218 7,218 25-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 95.13 AUD ORD 10,663 10,663 25-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,648 6,648 25-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -6,608 -6,608 25-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,040 1,040 25-Feb-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1 -1 25-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 281,460 281,460 25-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -27 -27 25-Feb-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1 -1 26-Feb-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 19,170 19,170 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 93.97 AUD ORD 190 190 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.29 AUD ORD 7,615 7,615 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.12 AUD ORD 317 317 26-Feb-19 BlackRock Advisors, LLC on mkt buy 94.12 AUD ORD 262 262 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.12 AUD ORD 1,048 1,048 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.12 AUD ORD 346 346 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 1,798 1,798 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 493 493 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 919 919 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.12 AUD ORD 366 366 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.12 AUD ORD 287 287 26-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 94.30 AUD ORD 2,865 2,865 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 438 438 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 91 91 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.12 AUD ORD 86 86 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.12 AUD ORD 207 207 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.12 AUD ORD 81 81 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.12 AUD ORD 89 89 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.12 AUD ORD 167 167 26-Feb-19 BlackRock Advisors, LLC on mkt buy 94.12 AUD ORD 154 154 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.12 AUD ORD 89 89 26-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 94.12 AUD ORD 82 82 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 226 226 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 245 245 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.12 AUD ORD 223 223 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 95 95 26-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 94.12 AUD ORD 69 69 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 155 155 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 36 36 26-Feb-19 BlackRock Advisors, LLC on mkt buy 94.12 AUD ORD 45 45 RIO page 5 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 37 37 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 15 15 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.12 AUD ORD 28 28 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.12 AUD ORD 35 35 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.12 AUD ORD 30 30 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.12 AUD ORD 15 15 26-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.02 AUD ORD 65 65 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.32 AUD ORD 1,730 1,730 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.32 AUD ORD 5,000 5,000 26-Feb-19 BlackRock International Limited on mkt buy 94.32 AUD ORD 5,638 5,638 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 9 9 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.12 AUD ORD 6 6 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 1,678 1,678 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.33 AUD ORD 1,574 1,574 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 269 269 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 670 670 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.33 AUD ORD 3,802 3,802 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.33 AUD ORD 518 518 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.33 AUD ORD 5,836 5,836 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.33 AUD ORD 1,485 1,485 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.33 AUD ORD 1,637 1,637 26-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 94.33 AUD ORD 3,070 3,070 26-Feb-19 BlackRock Advisors, LLC on mkt buy 94.33 AUD ORD 4,824 4,824 26-Feb-19 BlackRock Advisors, LLC on mkt buy 94.33 AUD ORD 2,835 2,835 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.33 AUD ORD 1,627 1,627 26-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 94.33 AUD ORD 1,499 1,499 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.33 AUD ORD 19,273 19,273 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.33 AUD ORD 6,352 6,352 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.33 AUD ORD 647 647 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 4,159 4,159 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 33,056 33,056 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 4,504 4,504 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.33 AUD ORD 4,090 4,090 26-Feb-19 BlackRock Advisors, LLC on mkt buy 94.33 AUD ORD 829 829 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 9,065 9,065 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 1,754 1,754 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 16,890 16,890 26-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 94.33 AUD ORD 1,273 1,273 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.33 AUD ORD 6,737 6,737 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.33 AUD ORD 5,267 5,267 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.33 AUD ORD 552 552 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.33 AUD ORD 280 280 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 679 679 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 8,051 8,051 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 2,843 2,843 26-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.33 AUD ORD 193 193 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 169 169 26-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.33 AUD ORD 102 102 26-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 94.56 AUD ORD 267 267 RIO page 6 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 94.56 AUD ORD 147 147 26-Feb-19 BlackRock Investment Management, LLC on mkt buy 94.56 AUD ORD 527 527 26-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,024 -3,024 26-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,122 -2,122 26-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,122 -2,122 26-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -335 -335 26-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -8,260 -8,260 26-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -674,907 -674,907 26-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3 3 26-Feb-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 26 26 26-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 474 474 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.11 AUD ORD 360 360 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.11 AUD ORD 72 72 27-Feb-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.10 AUD ORD -120 -120 27-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.11 AUD ORD 657 657 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.15 AUD ORD 6,927 6,927 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.15 AUD ORD 1,337 1,337 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.15 AUD ORD 1,253 1,253 27-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.12 AUD ORD 1,872 1,872 27-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.12 AUD ORD 624 624 27-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.12 AUD ORD 321 321 27-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 95.12 AUD ORD 8,986 8,986 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.12 AUD ORD -1,473 -1,473 27-Feb-19 BlackRock Asset Management Canada Limited on mkt sell 95.12 AUD ORD -929 -929 27-Feb-19 BlackRock Japan Co., Ltd. on mkt buy 95.12 AUD ORD 430 430 27-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.12 AUD ORD 1,950 1,950 27-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,914 -1,914 27-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,224 -4,224 27-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,568 2,568 27-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,040 1,040 27-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 42,224 42,224 27-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3 -3 27-Feb-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -17 -17 27-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -462 -462 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 1,034 1,034 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 2,689 2,689 28-Feb-19 BlackRock Advisors, LLC on mkt buy 96.54 AUD ORD 3,135 3,135 28-Feb-19 BlackRock Advisors, LLC on mkt buy 96.54 AUD ORD 1,733 1,733 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.54 AUD ORD 1,076 1,076 28-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 96.54 AUD ORD 1,077 1,077 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.54 AUD ORD 15,064 15,064 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.54 AUD ORD 4,844 4,844 28-Feb-19 BlackRock Investment Management, LLC on mkt buy 96.54 AUD ORD 1,302 1,302 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.54 AUD ORD 3,120 3,120 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 24,970 24,970 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 2,620 2,620 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.54 AUD ORD 3,053 3,053 28-Feb-19 BlackRock Advisors, LLC on mkt buy 96.54 AUD ORD 852 852 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 11,149 11,149 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 2,389 2,389 RIO page 7 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 13,352 13,352 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 5,253 5,253 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 4,185 4,185 28-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 96.54 AUD ORD 2,318 2,318 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 9,503 9,503 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 5,217 5,217 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 635 635 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.54 AUD ORD 839 839 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.52 AUD ORD 1,017 1,017 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.52 AUD ORD 5,249 5,249 28-Feb-19 BlackRock International Limited on mkt buy 96.52 AUD ORD 3,070 3,070 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.56 AUD ORD 42 42 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt sell 96.16 AUD ORD -174 -174 28-Feb-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.16 AUD ORD -5,975 -5,975 28-Feb-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.16 AUD ORD 891 891 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 551 551 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 2,255 2,255 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 1,339 1,339 28-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 96.16 AUD ORD 162 162 28-Feb-19 BlackRock International Limited on mkt buy 96.16 AUD ORD 1,199 1,199 28-Feb-19 BlackRock Investment Management, LLC on mkt buy 96.16 AUD ORD 703 703 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 4,046 4,046 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 1,930 1,930 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 329 329 28-Feb-19 BlackRock Fund Advisors on mkt buy 96.16 AUD ORD 3,041 3,041 28-Feb-19 BlackRock Fund Advisors on mkt buy 96.16 AUD ORD 824 824 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 1,662 1,662 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 297 297 28-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 96.16 AUD ORD 89 89 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 2,389 2,389 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 805 805 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 1,799 1,799 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 122 122 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.16 AUD ORD 133 133 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 255 255 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.16 AUD ORD -9,387 -9,387 28-Feb-19 BlackRock Fund Advisors on mkt sell 96.16 AUD ORD -680 -680 28-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 96.16 AUD ORD -4,869 -4,869 28-Feb-19 BlackRock Advisors (UK) Limited on mkt sell 96.16 AUD ORD -6,272 -6,272 28-Feb-19 BlackRock Asset Management Canada Limited on mkt sell 96.16 AUD ORD -674 -674 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 183 183 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 753 753 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 447 447 28-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 96.16 AUD ORD 55 55 28-Feb-19 BlackRock International Limited on mkt buy 96.16 AUD ORD 400 400 28-Feb-19 BlackRock Investment Management, LLC on mkt buy 96.16 AUD ORD 235 235 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 1,349 1,349 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 644 644 28-Feb-19 BlackRock Advisors (UK) Limited on mkt buy 96.16 AUD ORD 110 110 28-Feb-19 BlackRock Fund Advisors on mkt buy 96.16 AUD ORD 1,015 1,015 28-Feb-19 BlackRock Fund Advisors on mkt buy 96.16 AUD ORD 273 273 RIO page 8 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 555 555 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 100 100 28-Feb-19 BlackRock Asset Management Canada Limited on mkt buy 96.16 AUD ORD 30 30 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 798 798 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 268 268 28-Feb-19 BlackRock Investment Management (UK) Limited on mkt buy 96.16 AUD ORD 600 600 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 41 41 28-Feb-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.16 AUD ORD 45 45 28-Feb-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.16 AUD ORD 85 85 28-Feb-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,280 -5,280 28-Feb-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -13,329 -13,329 28-Feb-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -9 -9 28-Feb-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -12 -12 01-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.05 AUD ORD 1,004 1,004 01-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.92 AUD ORD -5,416 -5,416 01-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.92 AUD ORD -1,804 -1,804 01-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.92 AUD ORD -136 -136 01-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 67 67 01-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -139,690 -139,690 04-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 96.56 AUD ORD -2,445 -2,445 04-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 96.60 AUD ORD 804 804 04-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 96.43 AUD ORD -880 -880 04-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 96.43 AUD ORD -218 -218 04-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.43 AUD ORD -2,409 -2,409 04-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,168 -3,168 04-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -56 -56 05-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.79 AUD ORD -7,104 -7,104 05-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 95.78 AUD ORD 2,275 2,275 05-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 95.78 AUD ORD 528 528 05-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 95.78 AUD ORD 612 612 05-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 95.78 AUD ORD 959 959 05-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.78 AUD ORD 1,045 1,045 05-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.78 AUD ORD 6,132 6,132 05-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.78 AUD ORD 1,073 1,073 05-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 95.78 AUD ORD 1,901 1,901 05-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.78 AUD ORD 1,358 1,358 05-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.78 AUD ORD 1,096 1,096 05-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 95.78 AUD ORD 2,340 2,340 05-Mar-19 BlackRock Investment Management, LLC on mkt buy 95.78 AUD ORD 295 295 05-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.78 AUD ORD 347 347 05-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 95.78 AUD ORD 216 216 05-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.78 AUD ORD 312 312 05-Mar-19 BlackRock Investment Management, LLC on mkt buy 95.78 AUD ORD 319 319 05-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.78 AUD ORD 285 285 05-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.78 AUD ORD 427 427 05-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 846 846 05-Mar-19 BlackRock International Limited on mkt buy 95.81 AUD ORD 701 701 05-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.78 AUD ORD 161 161 05-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.61 AUD ORD 8,040 8,040 05-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.61 AUD ORD 160 160 05-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.61 AUD ORD 346 346 05-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.61 AUD ORD 3,209 3,209 05-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,931 2,931 05-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,576 2,576 05-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -11 -11 RIO page 9 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 95.81 AUD ORD 10,653 10,653 06-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.55 AUD ORD -97 -97 06-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.58 AUD ORD -4,335 -4,335 06-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 96.65 AUD ORD -823 -823 06-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 96.65 AUD ORD 4,025 4,025 06-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 96.65 AUD ORD -2,588 -2,588 06-Mar-19 BlackRock Investment Management, LLC on mkt sell 96.65 AUD ORD -959 -959 06-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.65 AUD ORD 5,078 5,078 06-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,033 8,033 06-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,112 -2,112 07-Mar-19 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 4,920 4,920 07-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 91.86 AUD ORD 1,871 1,871 07-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.07 AUD ORD 172 172 07-Mar-19 BlackRock Japan Co., Ltd. on mkt buy 91.94 AUD ORD 1,848 1,848 07-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.05 AUD ORD 800 800 07-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.05 AUD ORD 267 267 07-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.05 AUD ORD 267 267 07-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.05 AUD ORD 4,245 4,245 07-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.05 AUD ORD -7,673 -7,673 07-Mar-19 BlackRock Investment Management, LLC on mkt buy 92.05 AUD ORD 203 203 07-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.05 AUD ORD 506 506 07-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.05 AUD ORD 167 167 07-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,862 5,862 07-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -9,912 -9,912 08-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 90.60 AUD ORD 1,053 1,053 08-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 90.60 AUD ORD -4,842 -4,842 08-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 90.60 AUD ORD 63 63 08-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 90.60 AUD ORD -5,796 -5,796 08-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 90.60 AUD ORD -1,944 -1,944 08-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 90.60 AUD ORD 729 729 08-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 90.60 AUD ORD 255 255 08-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 90.60 AUD ORD -436 -436 08-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 90.60 AUD ORD 62 62 08-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.60 AUD ORD -1,430 -1,430 08-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,263 5,263 08-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,304 -3,304 08-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,931 2,931 08-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 624 624 11-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 89.99 AUD ORD -4,842 -4,842 11-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 89.99 AUD ORD -2,421 -2,421 11-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 89.99 AUD ORD 267 267 11-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 89.99 AUD ORD -439 -439 11-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,862 5,862 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -266 -266 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -1,492 -1,492 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -182 -182 12-Mar-19 BlackRock Advisors, LLC on mkt sell 91.43 AUD ORD -252 -252 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -3,212 -3,212 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -885 -885 12-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.41 AUD ORD -20,903 -20,903 12-Mar-19 BlackRock Investment Management, LLC on mkt buy 91.00 AUD ORD 274 274 12-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 91.43 AUD ORD -780 -780 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -911 -911 12-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 91.13 AUD ORD 1,053 1,053 12-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 91.13 AUD ORD 1,134 1,134 12-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 91.13 AUD ORD 534 534 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.13 AUD ORD 7,941 7,941 RIO page 10 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.13 AUD ORD -2,998 -2,998 12-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.13 AUD ORD -1,461 -1,461 12-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,925 6,925 12-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 296,556 296,556 13-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 90.47 AUD ORD -739 -739 13-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.77 AUD ORD -500 -500 13-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.77 AUD ORD -21,211 -21,211 13-Mar-19 BlackRock Investment Management, LLC on mkt buy 90.43 AUD ORD 176 176 13-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 90.91 AUD ORD 1,053 1,053 13-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 90.91 AUD ORD 810 810 13-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 90.91 AUD ORD 1,966 1,966 13-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.91 AUD ORD 162 162 13-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,540 -2,540 13-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,108 1,108 13-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 708 708 14-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.95 AUD ORD 7,435 7,435 14-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 91.62 AUD ORD -5,846 -5,846 14-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.95 AUD ORD -360 -360 14-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.95 AUD ORD -1,225 -1,225 14-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.95 AUD ORD -162 -162 14-Mar-19 BlackRock Advisors, LLC on mkt sell 91.95 AUD ORD -203 -203 14-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.95 AUD ORD -761 -761 14-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 91.77 AUD ORD 405 405 14-Mar-19 BlackRock Investment Management, LLC on mkt buy 91.77 AUD ORD 819 819 14-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.77 AUD ORD -745 -745 14-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 6 6 14-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 292,261 292,261 14-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -141,011 -141,011 15-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 91.65 AUD ORD 267 267 15-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 91.65 AUD ORD 320 320 15-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 91.65 AUD ORD -545 -545 15-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 91.65 AUD ORD 4,258 4,258 15-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.65 AUD ORD 2,304 2,304 15-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.65 AUD ORD 2,006 2,006 15-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.65 AUD ORD 124 124 15-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 91.65 AUD ORD -2,225 -2,225 15-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 91.65 AUD ORD -247 -247 15-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 91.65 AUD ORD -285 -285 15-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.65 AUD ORD -732 -732 15-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.65 AUD ORD 4,483 4,483 15-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.65 AUD ORD -3,279 -3,279 15-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.65 AUD ORD 1,227 1,227 15-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 91.65 AUD ORD -4,915 -4,915 15-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 91.65 AUD ORD -546 -546 15-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.65 AUD ORD 1,143 1,143 15-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.65 AUD ORD 1,653 1,653 15-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.65 AUD ORD -1,616 -1,616 15-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -21,120 -21,120 15-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 15,235 15,235 15-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,956 -4,956 RIO page 11 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6 -6 15-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -292,261 -292,261 18-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.17 AUD ORD -646 -646 18-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 93.17 AUD ORD 128 128 18-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 93.17 AUD ORD 51 51 18-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,576 2,576 18-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -8,448 -8,448 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.56 AUD ORD -1,239 -1,239 19-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 94.01 AUD ORD -428 -428 19-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 94.56 AUD ORD -298 -298 19-Mar-19 BlackRock International Limited on mkt sell 94.56 AUD ORD -1,400 -1,400 19-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 94.52 AUD ORD -3,767 -3,767 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -306 -306 19-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.55 AUD ORD -935 -935 19-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.55 AUD ORD -516 -516 19-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 94.55 AUD ORD -979 -979 19-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 94.55 AUD ORD -462 -462 19-Mar-19 BlackRock Advisors, LLC on mkt sell 94.55 AUD ORD -618 -618 19-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.55 AUD ORD -485 -485 19-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 94.55 AUD ORD -387 -387 19-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.55 AUD ORD -2,038 -2,038 19-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.55 AUD ORD -730 -730 19-Mar-19 BlackRock Investment Management, LLC on mkt sell 94.55 AUD ORD -416 -416 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -744 -744 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -6,771 -6,771 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -858 -858 19-Mar-19 BlackRock Advisors, LLC on mkt sell 94.55 AUD ORD -422 -422 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -4,532 -4,532 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -1,408 -1,408 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -1,460 -1,460 19-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 94.55 AUD ORD -688 -688 19-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.55 AUD ORD -958 -958 19-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.55 AUD ORD -761 -761 19-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 94.55 AUD ORD -1,075 -1,075 19-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.55 AUD ORD -350 -350 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.55 AUD ORD -2,250 -2,250 19-Mar-19 BlackRock Investment Management, LLC on mkt sell 94.55 AUD ORD -175 -175 19-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.75 AUD ORD 4,280 4,280 19-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 94.75 AUD ORD -2,016 -2,016 19-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 94.75 AUD ORD 240 240 19-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 94.75 AUD ORD 1,624 1,624 19-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 94.75 AUD ORD 267 267 19-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.75 AUD ORD -5,060 -5,060 19-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 94.75 AUD ORD -7,506 -7,506 19-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 94.75 AUD ORD -58 -58 19-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.75 AUD ORD -2,975 -2,975 19-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,365 1,365 19-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 290,959 290,959 19-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -66,744 -66,744 20-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -124 -124 20-Mar-19 BlackRock Investment Management, LLC on mkt buy 92.98 AUD ORD 284 284 20-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.21 AUD ORD 7,118 7,118 RIO page 12 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.24 AUD ORD 812 812 20-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.09 AUD ORD 267 267 20-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.09 AUD ORD -911 -911 20-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 92.09 AUD ORD 560 560 20-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -635 -635 20-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -14,784 -14,784 20-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 11,080 11,080 20-Mar-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -5,160 -5,160 20-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 13,092 13,092 20-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,199 -1,199 21-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.07 AUD ORD -495 -495 21-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.07 AUD ORD -283 -283 21-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.08 AUD ORD 7,357 7,357 21-Mar-19 BlackRock Advisors, LLC on mkt sell 93.07 AUD ORD -235 -235 21-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.07 AUD ORD -332 -332 21-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.07 AUD ORD -1,346 -1,346 21-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.07 AUD ORD -503 -503 21-Mar-19 BlackRock Investment Management, LLC on mkt sell 93.07 AUD ORD -390 -390 21-Mar-19 BlackRock International Limited on mkt sell 93.07 AUD ORD -651 -651 21-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.07 AUD ORD -4,837 -4,837 21-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.07 AUD ORD -470 -470 21-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.07 AUD ORD -1,015 -1,015 21-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.07 AUD ORD -418 -418 21-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.07 AUD ORD -342 -342 21-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 93.02 AUD ORD 1 1 21-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD 720 720 21-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD 384 384 21-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 944 944 21-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 12,186 12,186 21-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -13,538 -13,538 22-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.12 AUD ORD -35 -35 22-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 93.84 AUD ORD 1,110 1,110 22-Mar-19 BlackRock Investment Management, LLC on mkt buy 93.84 AUD ORD 219 219 22-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 93.90 AUD ORD 800 800 22-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 94.17 AUD ORD 1,938 1,938 22-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 94.17 AUD ORD 255 255 22-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 94.17 AUD ORD 267 267 22-Mar-19 BlackRock Investment Management, LLC on mkt sell 94.17 AUD ORD -267 -267 22-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.17 AUD ORD -163 -163 22-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 94.17 AUD ORD -288 -288 22-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.17 AUD ORD 781 781 22-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,224 -4,224 22-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 644 644 22-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -191,249 -191,249 25-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 93.13 AUD ORD 2,436 2,436 25-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 93.13 AUD ORD 80 80 25-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 93.13 AUD ORD 267 267 25-Mar-19 BlackRock Investment Management, LLC on mkt sell 93.13 AUD ORD -150 -150 25-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 93.13 AUD ORD -71 -71 25-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.13 AUD ORD 3,253 3,253 25-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -469 -469 25-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 9,972 9,972 25-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,601 3,601 25-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 318,531 318,531 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.83 AUD ORD -5 -5 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.88 AUD ORD -473 -473 26-Mar-19 BlackRock Investment Management, LLC on mkt sell 93.83 AUD ORD -6 -6 RIO page 13 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -1,989 -1,989 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.83 AUD ORD -11 -11 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.83 AUD ORD -5 -5 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.83 AUD ORD -2 -2 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.83 AUD ORD -14 -14 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.83 AUD ORD -8 -8 26-Mar-19 BlackRock Advisors, LLC on mkt sell 93.83 AUD ORD -5 -5 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.83 AUD ORD -6 -6 26-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 93.83 AUD ORD -5 -5 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.83 AUD ORD -41 -41 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.83 AUD ORD -14 -14 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.83 AUD ORD -114 -114 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.83 AUD ORD -16 -16 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.83 AUD ORD -33 -33 26-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 93.83 AUD ORD -11 -11 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.83 AUD ORD -22 -22 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.83 AUD ORD -17 -17 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.83 AUD ORD -3 -3 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.87 AUD ORD -557 -557 26-Mar-19 BlackRock Investment Management, LLC on mkt sell 93.83 AUD ORD -2 -2 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.83 AUD ORD -1 -1 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.46 AUD ORD -7 -7 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -639 -639 26-Mar-19 BlackRock Investment Management, LLC on mkt sell 93.88 AUD ORD -688 -688 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.88 AUD ORD -1,299 -1,299 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.88 AUD ORD -566 -566 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.88 AUD ORD -279 -279 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.88 AUD ORD -1,689 -1,689 26-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 93.88 AUD ORD -986 -986 26-Mar-19 BlackRock Advisors, LLC on mkt sell 93.88 AUD ORD -537 -537 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.88 AUD ORD -741 -741 26-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 93.88 AUD ORD -617 -617 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.88 AUD ORD -4,748 -4,748 26-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.88 AUD ORD -1,682 -1,682 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -13,329 -13,329 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -1,905 -1,905 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -3,811 -3,811 26-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 93.88 AUD ORD -1,264 -1,264 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.88 AUD ORD -2,539 -2,539 26-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 93.88 AUD ORD -1,986 -1,986 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -384 -384 26-Mar-19 BlackRock Investment Management, LLC on mkt sell 93.88 AUD ORD -191 -191 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -91 -91 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.88 AUD ORD -22 -22 26-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 93.80 AUD ORD 65 65 26-Mar-19 BlackRock Fund Advisors on mkt buy 93.80 AUD ORD 1,211 1,211 26-Mar-19 BlackRock Asset Management Canada Limited on mkt sell 93.80 AUD ORD -122 -122 26-Mar-19 BlackRock Fund Advisors on mkt buy 93.80 AUD ORD 654 654 26-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.80 AUD ORD -3,200 -3,200 26-Mar-19 BlackRock Fund Advisors on mkt buy 93.80 AUD ORD 1,293 1,293 26-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 255 255 26-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 5,978 5,978 RIO page 14 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -6,507 -6,507 27-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.60 AUD ORD 5,408 5,408 27-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.61 AUD ORD 2,270 2,270 27-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.87 AUD ORD 3,353 3,353 27-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.87 AUD ORD 223 223 27-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.87 AUD ORD 184 184 27-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 95.23 AUD ORD 160 160 27-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 95.23 AUD ORD 66 66 27-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.23 AUD ORD -964 -964 27-Mar-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -1,926 -1,926 27-Mar-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 1,926 1,926 27-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,657 -1,657 27-Mar-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -255 -255 27-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 187,809 187,809 27-Mar-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -67,557 -67,557 28-Mar-19 BlackRock Fund Advisors on mkt buy 95.30 AUD ORD 885 885 28-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.30 AUD ORD 773 773 28-Mar-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.15 AUD ORD -450 -450 28-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 95.96 AUD ORD -972 -972 28-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 96.41 AUD ORD 810 810 28-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 96.19 AUD ORD 2,430 2,430 28-Mar-19 BlackRock Japan Co., Ltd. on mkt sell 96.41 AUD ORD -301 -301 28-Mar-19 BlackRock Fund Advisors on mkt buy 96.41 AUD ORD 3,636 3,636 28-Mar-19 BlackRock Asset Management Canada Limited on mkt buy 96.41 AUD ORD 38 38 28-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.41 AUD ORD 3,590 3,590 28-Mar-19 BlackRock Investment Management (UK) Limited on mkt buy 96.41 AUD ORD 1,808 1,808 28-Mar-19 BlackRock Advisors (UK) Limited on mkt buy 96.41 AUD ORD 255 255 28-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 633 633 28-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 47,105 47,105 29-Mar-19 BlackRock Fund Advisors on mkt buy 97.08 AUD ORD 96 96 29-Mar-19 BlackRock Fund Advisors on mkt buy 97.08 AUD ORD 570 570 29-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.99 AUD ORD -447 -447 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 97.99 AUD ORD -1,362 -1,362 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.98 AUD ORD 248 248 29-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.00 AUD ORD -759 -759 29-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.00 AUD ORD -5,935 -5,935 29-Mar-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.00 AUD ORD -2,045 -2,045 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -13,513 -13,513 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -1,918 -1,918 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -4,836 -4,836 29-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD -2,506 -2,506 29-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD -1,987 -1,987 29-Mar-19 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD -264 -264 29-Mar-19 BlackRock Advisors, LLC on mkt sell 98.00 AUD ORD -436 -436 29-Mar-19 BlackRock Investment Management, LLC on mkt sell 98.00 AUD ORD -250 -250 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 20,202 20,202 29-Mar-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.91 AUD ORD 6,392 6,392 29-Mar-19 BlackRock Institutional Trust Company, National Association on mkt sell 97.91 AUD ORD -751 -751 29-Mar-19 BlackRock Investment Management (UK) Limited on mkt sell 97.91 AUD ORD -2,848 -2,848 29-Mar-19 BlackRock Fund Advisors on mkt buy 97.91 AUD ORD 1,240 1,240 RIO page 15 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Mar-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,820 1,820 29-Mar-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -596,655 -596,655 01-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 99.53 AUD ORD 831 831 01-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 99.53 AUD ORD 1,662 1,662 01-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 99.53 AUD ORD -4,016 -4,016 01-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 99.53 AUD ORD -432 -432 01-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.53 AUD ORD 42 42 01-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.53 AUD ORD 736 736 01-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.53 AUD ORD 13,298 13,298 01-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 99.53 AUD ORD 64 64 01-Apr-19 BlackRock Fund Advisors on mkt buy 99.53 AUD ORD 1,032 1,032 01-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.53 AUD ORD 3,167 3,167 01-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.53 AUD ORD 404 404 01-Apr-19 BlackRock Fund Advisors on mkt buy 99.53 AUD ORD 1,549 1,549 01-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,566 -4,566 01-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,200 1,200 01-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 649,110 649,110 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -397 -397 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -472 -472 02-Apr-19 BlackRock Investment Management, LLC on mkt sell 98.95 AUD ORD -1,071 -1,071 02-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 98.95 AUD ORD -875 -875 02-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 98.95 AUD ORD -515 -515 02-Apr-19 BlackRock Investment Management (UK) Limited on mkt sell 98.95 AUD ORD -149 -149 02-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 98.95 AUD ORD -8,727 -8,727 02-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 98.95 AUD ORD -790 -790 02-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 98.95 AUD ORD -5,656 -5,656 02-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 98.95 AUD ORD -3,174 -3,174 02-Apr-19 BlackRock Advisors, LLC on mkt sell 98.95 AUD ORD -1,226 -1,226 02-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.95 AUD ORD -952 -952 02-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 98.95 AUD ORD -512 -512 02-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.95 AUD ORD -6,116 -6,116 02-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.95 AUD ORD -2,050 -2,050 02-Apr-19 BlackRock Investment Management, LLC on mkt sell 98.95 AUD ORD -586 -586 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -22,597 -22,597 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -180 -180 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -2,681 -2,681 02-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.95 AUD ORD -504 -504 02-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 100.00 AUD ORD 71 71 02-Apr-19 BlackRock Fund Advisors on mkt buy 100.00 AUD ORD 703 703 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -5,223 -5,223 02-Apr-19 BlackRock Investment Management (UK) Limited on mkt sell 98.95 AUD ORD -1,844 -1,844 02-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 98.95 AUD ORD -4,594 -4,594 02-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 98.95 AUD ORD -3,611 -3,611 02-Apr-19 BlackRock Investment Management, LLC on mkt buy 100.00 AUD ORD 295 295 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.95 AUD ORD -638 -638 02-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 98.91 AUD ORD -4,270 -4,270 02-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.91 AUD ORD -800 -800 02-Apr-19 BlackRock International Limited on mkt sell 98.91 AUD ORD -461 -461 02-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.43 AUD ORD 810 810 02-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.43 AUD ORD 830 830 02-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 98.43 AUD ORD -1,296 -1,296 02-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.43 AUD ORD 160 160 02-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.43 AUD ORD 1,215 1,215 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.43 AUD ORD 98 98 02-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 98.43 AUD ORD 3,629 3,629 RIO page 16 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.43 AUD ORD 242 242 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.43 AUD ORD -6,930 -6,930 02-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.43 AUD ORD 263 263 02-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 910 910 02-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,566 -4,566 02-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,882 3,882 02-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -505,148 -505,148 03-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.16 AUD ORD -1,885 -1,885 03-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 100.24 AUD ORD -977 -977 03-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 100.24 AUD ORD -589 -589 03-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 100.27 AUD ORD -4,771 -4,771 03-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.27 AUD ORD -59 -59 03-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.27 AUD ORD -48 -48 03-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.32 AUD ORD 2,140 2,140 03-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.32 AUD ORD -7,254 -7,254 03-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 100.32 AUD ORD 243 243 03-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.32 AUD ORD 2,859 2,859 03-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 100.32 AUD ORD 1,069 1,069 03-Apr-19 BlackRock Investment Management, LLC on mkt sell 100.32 AUD ORD -1,192 -1,192 03-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,270 -1,270 03-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,224 -4,224 03-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,001 5,001 03-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 3,737 3,737 03-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 477,500 477,500 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -1,875 -1,875 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -1,235 -1,235 04-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.69 AUD ORD -1,381 -1,381 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -13,495 -13,495 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -658 -658 04-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 99.69 AUD ORD -2,795 -2,795 04-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 99.77 AUD ORD 478 478 04-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 99.69 AUD ORD -12,950 -12,950 04-Apr-19 BlackRock Advisors, LLC on mkt sell 99.69 AUD ORD -295 -295 04-Apr-19 BlackRock Advisors, LLC on mkt sell 99.69 AUD ORD -1,665 -1,665 04-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.69 AUD ORD -1,453 -1,453 04-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 99.69 AUD ORD -1,263 -1,263 04-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.69 AUD ORD -9,350 -9,350 04-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.69 AUD ORD -3,256 -3,256 04-Apr-19 BlackRock Investment Management, LLC on mkt sell 99.69 AUD ORD -1,465 -1,465 04-Apr-19 BlackRock International Limited on mkt sell 99.69 AUD ORD -4,286 -4,286 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -1,460 -1,460 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -35,046 -35,046 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -3,516 -3,516 04-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.69 AUD ORD -2,092 -2,092 04-Apr-19 BlackRock Advisors, LLC on mkt sell 99.69 AUD ORD -353 -353 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -980 -980 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -8,357 -8,357 04-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 99.69 AUD ORD -9,061 -9,061 04-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 99.69 AUD ORD -7,135 -7,135 04-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.69 AUD ORD -584 -584 RIO page 17 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 99.69 AUD ORD -645 -645 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.69 AUD ORD -1,300 -1,300 04-Apr-19 BlackRock Japan Co., Ltd. on mkt buy 99.89 AUD ORD 2,890 2,890 04-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.63 AUD ORD 3,424 3,424 04-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 99.63 AUD ORD -853 -853 04-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 99.63 AUD ORD -288 -288 04-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.63 AUD ORD 948 948 04-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.63 AUD ORD 791 791 04-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.63 AUD ORD 1,652 1,652 04-Apr-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 62,173 62,173 04-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 13,715 13,715 04-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 82,653 82,653 05-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.99 AUD ORD -1,751 -1,751 05-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 99.91 AUD ORD 162 162 05-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 99.91 AUD ORD -136 -136 05-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -23,232 -23,232 05-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,224 -4,224 05-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,001 5,001 05-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,668 6,668 05-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 700 700 05-Apr-19 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 7,969 7,969 05-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -17,452 -17,452 05-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -382,326 -382,326 08-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.55 AUD ORD -164 -164 08-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.48 AUD ORD -647 -647 08-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 101.48 AUD ORD 2,418 2,418 08-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.48 AUD ORD -215 -215 08-Apr-19 BlackRock Fund Advisors on mkt buy 101.48 AUD ORD 1,515 1,515 08-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,092 1,092 08-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -11,616 -11,616 08-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 9,695 9,695 08-Apr-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 4 4 08-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 8 8 08-Apr-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 53 53 08-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -334,223 -334,223 08-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 23 23 08-Apr-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 169 169 08-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 78 78 08-Apr-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 55 55 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -775 -775 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -1,034 -1,034 09-Apr-19 BlackRock Investment Management, LLC on mkt sell 101.67 AUD ORD -1,008 -1,008 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -2,337 -2,337 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -291 -291 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -269 -269 09-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.67 AUD ORD -1,784 -1,784 09-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.67 AUD ORD -55 -55 09-Apr-19 BlackRock Investment Management (UK) Limited on mkt sell 101.67 AUD ORD -132 -132 09-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.67 AUD ORD -481 -481 09-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.67 AUD ORD -3,780 -3,780 09-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.67 AUD ORD -3,945 -3,945 09-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.67 AUD ORD -280 -280 09-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.67 AUD ORD -245 -245 09-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.67 AUD ORD -1,915 -1,915 09-Apr-19 BlackRock Advisors, LLC on mkt sell 101.67 AUD ORD -343 -343 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.67 AUD ORD -1,089 -1,089 09-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 101.67 AUD ORD -920 -920 RIO page 18 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.67 AUD ORD -3,456 -3,456 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.67 AUD ORD -1,188 -1,188 09-Apr-19 BlackRock Investment Management, LLC on mkt sell 101.67 AUD ORD -988 -988 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -2,806 -2,806 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -27,892 -27,892 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -170 -170 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -2,393 -2,393 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.67 AUD ORD -663 -663 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -3,164 -3,164 09-Apr-19 BlackRock Investment Management (UK) Limited on mkt sell 101.67 AUD ORD -1,586 -1,586 09-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.67 AUD ORD -6,102 -6,102 09-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.67 AUD ORD -4,775 -4,775 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.67 AUD ORD -185 -185 09-Apr-19 BlackRock Investment Management, LLC on mkt buy 101.46 AUD ORD 212 212 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -390 -390 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.67 AUD ORD -37 -37 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.70 AUD ORD -1,094 -1,094 09-Apr-19 BlackRock International Limited on mkt sell 101.70 AUD ORD -3,044 -3,044 09-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.58 AUD ORD 1,284 1,284 09-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.58 AUD ORD -219 -219 09-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 101.58 AUD ORD 3,201 3,201 09-Apr-19 BlackRock Fund Advisors on mkt buy 101.58 AUD ORD 84 84 09-Apr-19 BlackRock Advisors, LLC on mkt sell 101.58 AUD ORD -4,516 -4,516 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.58 AUD ORD 807 807 09-Apr-19 BlackRock Fund Advisors on mkt buy 101.58 AUD ORD 1,160 1,160 09-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.58 AUD ORD 234 234 09-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 708 708 09-Apr-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -4 -4 09-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -8 -8 09-Apr-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -53 -53 09-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -38,529 -38,529 09-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -23 -23 09-Apr-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -169 -169 09-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 60,738 60,738 09-Apr-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -55 -55 10-Apr-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 31,917 31,917 10-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.78 AUD ORD -1,238 -1,238 10-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.83 AUD ORD -217 -217 10-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.83 AUD ORD -3,308 -3,308 10-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.83 AUD ORD -1,330 -1,330 10-Apr-19 BlackRock Investment Management, LLC on mkt buy 101.83 AUD ORD 216 216 10-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.83 AUD ORD 3,150 3,150 10-Apr-19 BlackRock Investment Management (UK) Limited on mkt sell 101.83 AUD ORD -2,001 -2,001 10-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.83 AUD ORD -509 -509 10-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 26,740 26,740 10-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 71,352 71,352 10-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -60,816 -60,816 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -1,669 -1,669 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -1,488 -1,488 11-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.64 AUD ORD -1,245 -1,245 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -4,260 -4,260 RIO page 19 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.59 AUD ORD -3,108 -3,108 11-Apr-19 BlackRock Advisors, LLC on mkt sell 100.59 AUD ORD -565 -565 11-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.59 AUD ORD -1,530 -1,530 11-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 100.59 AUD ORD -1,365 -1,365 11-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.59 AUD ORD -8,433 -8,433 11-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.59 AUD ORD -2,787 -2,787 11-Apr-19 BlackRock Investment Management, LLC on mkt sell 100.59 AUD ORD -1,516 -1,516 11-Apr-19 BlackRock International Limited on mkt sell 100.64 AUD ORD -3,472 -3,472 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -1,676 -1,676 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -41,578 -41,578 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -2,898 -2,898 11-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.59 AUD ORD -1,115 -1,115 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -2,680 -2,680 11-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.59 AUD ORD -7,314 -7,314 11-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.59 AUD ORD -7,861 -7,861 11-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.59 AUD ORD -6,182 -6,182 11-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.48 AUD ORD -827 -827 11-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.48 AUD ORD -85 -85 11-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.48 AUD ORD 27 27 11-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,445 4,445 11-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 17,780 17,780 11-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,944 2,944 11-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,355 8,355 11-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 14,720 14,720 11-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -26,727 -26,727 11-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -53,100 -53,100 11-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,200 1,200 12-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.76 AUD ORD -1,306 -1,306 12-Apr-19 BlackRock Fund Advisors on mkt buy 100.48 AUD ORD 1,413 1,413 12-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.50 AUD ORD 2,369 2,369 12-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.50 AUD ORD 4,067 4,067 12-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,033 8,033 12-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -9,504 -9,504 12-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -35,594 -35,594 15-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.79 AUD ORD 41 41 15-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 100.75 AUD ORD 2,391 2,391 15-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.75 AUD ORD -1,654 -1,654 15-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 100.75 AUD ORD 346 346 15-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 100.75 AUD ORD -324 -324 15-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.75 AUD ORD 4,671 4,671 15-Apr-19 BlackRock Fund Advisors on mkt buy 100.75 AUD ORD 442 442 15-Apr-19 BlackRock Fund Advisors on mkt buy 100.75 AUD ORD 888 888 15-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.75 AUD ORD 170 170 15-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,904 5,904 15-Apr-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -4,432 -4,432 15-Apr-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -2,280 -2,280 15-Apr-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 2,280 2,280 15-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -13 -13 15-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -19,452 -19,452 16-Apr-19 BlackRock Investment Management, LLC on mkt sell 101.55 AUD ORD -261 -261 16-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.55 AUD ORD -324 -324 16-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.62 AUD ORD -1,170 -1,170 16-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.55 AUD ORD -1,910 -1,910 16-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 101.55 AUD ORD -990 -990 16-Apr-19 BlackRock Investment Management, LLC on mkt sell 101.55 AUD ORD -276 -276 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.55 AUD ORD -4,681 -4,681 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.55 AUD ORD -95 -95 RIO page 20 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.55 AUD ORD -1,061 -1,061 16-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 101.55 AUD ORD -792 -792 16-Apr-19 BlackRock Investment Management, LLC on mkt buy 101.00 AUD ORD 189 189 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.55 AUD ORD -258 -258 16-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.60 AUD ORD 1,431 1,431 16-Apr-19 BlackRock Advisors, LLC on mkt buy 101.60 AUD ORD 1,957 1,957 16-Apr-19 BlackRock Advisors, LLC on mkt buy 101.60 AUD ORD 710 710 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 3,820 3,820 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 1,877 1,877 16-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 101.60 AUD ORD 3,086 3,086 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 7,745 7,745 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 3,497 3,497 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 355 355 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 246 246 16-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.60 AUD ORD 158 158 16-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 101.20 AUD ORD 1,869 1,869 16-Apr-19 BlackRock Fund Advisors on mkt buy 101.20 AUD ORD 2,268 2,268 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.20 AUD ORD 811 811 16-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.20 AUD ORD -303 -303 16-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 11,080 11,080 16-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 852 852 16-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,952 2,952 16-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 9,841 9,841 16-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,200 1,200 16-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,200 -1,200 17-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.91 AUD ORD 381 381 17-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.72 AUD ORD 3,117 3,117 17-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.72 AUD ORD 1,961 1,961 17-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.85 AUD ORD 5,969 5,969 17-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.85 AUD ORD 1,126 1,126 17-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.85 AUD ORD 1,133 1,133 17-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 96.40 AUD ORD 3,985 3,985 17-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 96.40 AUD ORD 1,594 1,594 17-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 96.40 AUD ORD -324 -324 17-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 96.40 AUD ORD 534 534 17-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 96.40 AUD ORD 534 534 17-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.40 AUD ORD 6,668 6,668 17-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.40 AUD ORD -616 -616 17-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 96.40 AUD ORD 132 132 17-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.40 AUD ORD 153 153 17-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,503 -1,503 17-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 95,618 95,618 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 787 787 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 409 409 18-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.80 AUD ORD 3,315 3,315 18-Apr-19 BlackRock Advisors, LLC on mkt buy 97.80 AUD ORD 2,045 2,045 18-Apr-19 BlackRock Advisors, LLC on mkt buy 97.80 AUD ORD 616 616 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 6,070 6,070 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 2,120 2,120 18-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.80 AUD ORD 302 302 RIO page 21 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 97.80 AUD ORD 3,058 3,058 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 8,256 8,256 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 3,321 3,321 18-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.74 AUD ORD 267 267 18-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.74 AUD ORD 2,168 2,168 18-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.74 AUD ORD -1,240 -1,240 18-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 97.74 AUD ORD -317 -317 18-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.74 AUD ORD -838 -838 18-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,538 5,538 18-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -633 -633 18-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,130 1,130 19-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -95 -95 22-Apr-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,610 -7,610 22-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -96,748 -96,748 23-Apr-19 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 90,701 90,701 23-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.57 AUD ORD 43 43 23-Apr-19 BlackRock Fund Advisors on mkt buy 98.57 AUD ORD 990 990 23-Apr-19 BlackRock Fund Advisors on mkt buy 98.57 AUD ORD 490 490 23-Apr-19 BlackRock Fund Advisors on mkt buy 98.57 AUD ORD 512 512 23-Apr-19 BlackRock Fund Advisors on mkt buy 98.57 AUD ORD 753 753 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 1,257 1,257 23-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.04 AUD ORD 7,315 7,315 23-Apr-19 BlackRock Advisors, LLC on mkt buy 99.08 AUD ORD 2,286 2,286 23-Apr-19 BlackRock Advisors, LLC on mkt buy 99.08 AUD ORD 894 894 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 16,840 16,840 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 2,838 2,838 23-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.08 AUD ORD 980 980 23-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 99.08 AUD ORD 3,998 3,998 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 10,686 10,686 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 2,791 2,791 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.04 AUD ORD 514 514 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 774 774 23-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 98.82 AUD ORD -709 -709 23-Apr-19 BlackRock Japan Co., Ltd. on mkt sell 98.82 AUD ORD -390 -390 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.08 AUD ORD 109 109 23-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 99.21 AUD ORD 643 643 23-Apr-19 BlackRock Investment Management, LLC on mkt buy 99.21 AUD ORD 588 588 23-Apr-19 BlackRock Fund Advisors on mkt buy 99.21 AUD ORD 3,030 3,030 23-Apr-19 BlackRock Fund Advisors on mkt buy 99.21 AUD ORD 5,877 5,877 23-Apr-19 BlackRock Fund Advisors on mkt buy 99.21 AUD ORD 1,092 1,092 23-Apr-19 BlackRock Japan Co., Ltd. on mkt buy 99.21 AUD ORD 536 536 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.21 AUD ORD 761 761 23-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.21 AUD ORD -348 -348 23-Apr-19 BlackRock Fund Advisors on mkt buy 99.21 AUD ORD 1,393 1,393 23-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,820 1,820 23-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,240 3,240 23-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 19,795 19,795 23-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,853 4,853 23-Apr-19 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -49,494 -49,494 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.70 AUD ORD 188 188 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.71 AUD ORD 2,275 2,275 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.71 AUD ORD 159 159 RIO page 22 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.71 AUD ORD 161 161 24-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 100.00 AUD ORD 5,244 5,244 24-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 100.00 AUD ORD 1,361 1,361 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.70 AUD ORD 2,179 2,179 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.63 AUD ORD 5,539 5,539 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.63 AUD ORD 1,988 1,988 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.39 AUD ORD 3,416 3,416 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt sell 98.39 AUD ORD -6,196 -6,196 24-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.39 AUD ORD 486 486 24-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.39 AUD ORD 405 405 24-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 98.39 AUD ORD 405 405 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.39 AUD ORD -4,772 -4,772 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.39 AUD ORD -5,386 -5,386 24-Apr-19 BlackRock Investment Management, LLC on mkt buy 98.39 AUD ORD 1,009 1,009 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.39 AUD ORD 22,745 22,745 24-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 98.39 AUD ORD 58 58 24-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.39 AUD ORD 2,163 2,163 24-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.39 AUD ORD 3,188 3,188 24-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,183 1,183 24-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 11,718 11,718 24-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 708 708 24-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 51,484 51,484 24-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,853 -4,853 25-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -72,479 -72,479 25-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,200 1,200 26-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.91 AUD ORD 894 894 26-Apr-19 BlackRock Investment Management, LLC on mkt sell 98.34 AUD ORD -4,076 -4,076 26-Apr-19 BlackRock Advisors, LLC on mkt sell 98.34 AUD ORD -8,818 -8,818 26-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.62 AUD ORD 2,391 2,391 26-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.62 AUD ORD 567 567 26-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.62 AUD ORD 267 267 26-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.62 AUD ORD 729 729 26-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.62 AUD ORD 534 534 26-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 97.62 AUD ORD 769 769 26-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.62 AUD ORD 2,558 2,558 26-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.62 AUD ORD 431 431 26-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.62 AUD ORD 166 166 26-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,928 8,928 26-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,358 -3,358 26-Apr-19 BlackRock Investment Management, LLC in specie n/a AUD ORD 601 601 26-Apr-19 BlackRock Advisors, LLC in specie n/a AUD ORD -601 -601 26-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,200 1,200 26-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,200 -1,200 29-Apr-19 BlackRock Asset Management Canada Limited on mkt buy 97.75 AUD ORD 69 69 29-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 97.75 AUD ORD 604 604 29-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 97.75 AUD ORD -2,590 -2,590 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -430 -430 30-Apr-19 BlackRock Investment Management, LLC on mkt sell 95.53 AUD ORD -1,243 -1,243 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -746 -746 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -317 -317 30-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 95.53 AUD ORD -864 -864 30-Apr-19 BlackRock Advisors, LLC on mkt sell 95.53 AUD ORD -1,183 -1,183 30-Apr-19 BlackRock Advisors, LLC on mkt sell 95.53 AUD ORD -411 -411 RIO page 23 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 95.53 AUD ORD -384 -384 30-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.53 AUD ORD -4,509 -4,509 30-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.53 AUD ORD -1,525 -1,525 30-Apr-19 BlackRock Investment Management, LLC on mkt sell 95.53 AUD ORD -921 -921 30-Apr-19 BlackRock International Limited on mkt sell 95.53 AUD ORD -1,948 -1,948 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -13,070 -13,070 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -280 -280 30-Apr-19 BlackRock Advisors, LLC on mkt sell 95.53 AUD ORD -206 -206 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -1,598 -1,598 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -544 -544 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -3,972 -3,972 30-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 95.53 AUD ORD -3,391 -3,391 30-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 95.53 AUD ORD -2,605 -2,605 30-Apr-19 BlackRock Asset Management Canada Limited on mkt sell 95.53 AUD ORD -259 -259 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.53 AUD ORD -369 -369 30-Apr-19 BlackRock Investment Management (UK) Limited on mkt sell 95.53 AUD ORD -103 -103 30-Apr-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.54 AUD ORD -546 -546 30-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.42 AUD ORD 2,247 2,247 30-Apr-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.37 AUD ORD 1,708 1,708 30-Apr-19 BlackRock Advisors (UK) Limited on mkt buy 95.37 AUD ORD 2,391 2,391 30-Apr-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.37 AUD ORD 770 770 30-Apr-19 BlackRock Advisors (UK) Limited on mkt sell 95.37 AUD ORD -6,505 -6,505 30-Apr-19 BlackRock Investment Management (UK) Limited on mkt buy 95.37 AUD ORD 77 77 30-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 640 640 30-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,679 1,679 30-Apr-19 BlackRock Fund Advisors in specie n/a AUD ORD 13,629 13,629 30-Apr-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,867 2,867 30-Apr-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 6,983 6,983 30-Apr-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 390,284 390,284 30-Apr-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 42,706 42,706 01-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.67 AUD ORD 2,173 2,173 01-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.67 AUD ORD 4,046 4,046 01-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.58 AUD ORD 486 486 01-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.58 AUD ORD -1,928 -1,928 01-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.58 AUD ORD 4,953 4,953 01-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.58 AUD ORD 1,236 1,236 01-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,080 1,080 01-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 18,469 18,469 01-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 5,022 5,022 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -775 -775 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -1,453 -1,453 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.35 AUD ORD -1,754 -1,754 02-May-19 BlackRock Advisors, LLC on mkt sell 94.35 AUD ORD -780 -780 02-May-19 BlackRock Advisors, LLC on mkt sell 94.35 AUD ORD -485 -485 02-May-19 BlackRock Asset Management Canada Limited on mkt sell 94.35 AUD ORD -720 -720 02-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.35 AUD ORD -6,832 -6,832 02-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.35 AUD ORD -2,389 -2,389 02-May-19 BlackRock Investment Management, LLC on mkt sell 94.35 AUD ORD -985 -985 02-May-19 BlackRock International Limited on mkt sell 94.35 AUD ORD -3,268 -3,268 02-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.35 AUD ORD -414 -414 02-May-19 BlackRock Advisors, LLC on mkt sell 94.35 AUD ORD -662 -662 RIO page 24 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -1,685 -1,685 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -343 -343 02-May-19 BlackRock Fund Advisors on mkt buy 94.90 AUD ORD 561 561 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -5,977 -5,977 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.35 AUD ORD -5,431 -5,431 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.35 AUD ORD -4,229 -4,229 02-May-19 BlackRock Asset Management Canada Limited on mkt sell 94.35 AUD ORD -265 -265 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -663 -663 02-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.40 AUD ORD -783 -783 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.45 AUD ORD -317 -317 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.45 AUD ORD -50 -50 02-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.45 AUD ORD 4,161 4,161 02-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.45 AUD ORD -2,520 -2,520 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.45 AUD ORD -8,454 -8,454 02-May-19 BlackRock Investment Management (UK) Limited on mkt buy 94.45 AUD ORD 9,795 9,795 02-May-19 BlackRock Advisors (UK) Limited on mkt sell 94.45 AUD ORD -1,341 -1,341 02-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 4,277 4,277 02-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -395,306 -395,306 02-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 26,198 26,198 03-May-19 BlackRock Investment Management (UK) Limited on mkt buy 94.52 AUD ORD 30,284 30,284 03-May-19 BlackRock Investment Management, LLC on mkt buy 94.45 AUD ORD 304 304 03-May-19 BlackRock Advisors (UK) Limited on mkt buy 94.43 AUD ORD 534 534 03-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,602 4,602 03-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1 -1 03-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 198,913 198,913 03-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 597 597 06-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.94 AUD ORD 3,208 3,208 06-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 648 648 06-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 708 708 06-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -77,135 -77,135 06-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 11,347 11,347 07-May-19 BlackRock Investment Management, LLC on mkt sell 96.26 AUD ORD -186 -186 07-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.27 AUD ORD -2,830 -2,830 07-May-19 BlackRock Japan Co., Ltd. on mkt sell 96.26 AUD ORD -429 -429 07-May-19 BlackRock Japan Co., Ltd. on mkt sell 96.25 AUD ORD -563 -563 07-May-19 BlackRock Japan Co., Ltd. on mkt sell 96.26 AUD ORD -3,009 -3,009 07-May-19 BlackRock Japan Co., Ltd. on mkt sell 96.26 AUD ORD -1,430 -1,430 07-May-19 BlackRock Advisors, LLC on mkt sell 96.47 AUD ORD -4,959 -4,959 07-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.47 AUD ORD -201 -201 07-May-19 BlackRock Advisors, LLC on mkt sell 96.47 AUD ORD -26 -26 07-May-19 BlackRock Advisors, LLC on mkt sell 96.47 AUD ORD -1,286 -1,286 07-May-19 BlackRock Investment Management, LLC on mkt sell 96.47 AUD ORD -56 -56 07-May-19 BlackRock Investment Management, LLC on mkt sell 96.47 AUD ORD -526 -526 07-May-19 BlackRock Investment Management, LLC on mkt sell 96.47 AUD ORD -76 -76 07-May-19 BlackRock (Singapore) Limited on mkt sell 96.47 AUD ORD -2,586 -2,586 07-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.47 AUD ORD -112 -112 07-May-19 BlackRock Investment Management, LLC on mkt sell 96.47 AUD ORD -133 -133 07-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.26 AUD ORD -75 -75 07-May-19 BlackRock Advisors (UK) Limited on mkt sell 96.26 AUD ORD -503 -503 07-May-19 BlackRock Advisors (UK) Limited on mkt sell 96.26 AUD ORD -371 -371 07-May-19 BlackRock Investment Management, LLC on mkt sell 96.47 AUD ORD -134 -134 07-May-19 BlackRock Investment Management (UK) Limited on mkt buy 96.13 AUD ORD 26,618 26,618 07-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.19 AUD ORD 1,149 1,149 07-May-19 BlackRock Fund Advisors on mkt buy 96.49 AUD ORD 342 342 07-May-19 BlackRock Investment Management (UK) Limited on mkt sell 96.05 AUD ORD -16,554 -16,554 07-May-19 BlackRock Advisors (UK) Limited on mkt sell 96.05 AUD ORD -16,379 -16,379 07-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.05 AUD ORD 8,602 8,602 RIO page 25 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.05 AUD ORD 106 106 07-May-19 BlackRock Investment Management, LLC on mkt buy 96.05 AUD ORD 1,009 1,009 07-May-19 BlackRock Fund Advisors on mkt buy 96.05 AUD ORD 7,120 7,120 07-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.05 AUD ORD 591 591 07-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.05 AUD ORD 8,015 8,015 07-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.05 AUD ORD 248 248 07-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,967 1,967 07-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,372 3,372 07-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,280 -1,280 07-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 648 648 07-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 43 43 07-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -19,529 -19,529 07-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -11,985 -11,985 08-May-19 BlackRock Investment Management (UK) Limited on mkt sell 95.50 AUD ORD -768 -768 08-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.75 AUD ORD 36 36 08-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.75 AUD ORD 2,117 2,117 08-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.95 AUD ORD -1,941 -1,941 08-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.95 AUD ORD -695 -695 08-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.95 AUD ORD 49 49 08-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.95 AUD ORD -2,588 -2,588 08-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.95 AUD ORD 2,394 2,394 08-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.95 AUD ORD 567 567 08-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.95 AUD ORD 343 343 08-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.95 AUD ORD -1,117 -1,117 08-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.95 AUD ORD 10,876 10,876 08-May-19 BlackRock Asset Management Canada Limited on mkt buy 95.95 AUD ORD 72 72 08-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.95 AUD ORD 71 71 08-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,152 6,152 08-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,529 2,529 08-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,037 5,037 08-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,746 1,746 08-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 6 6 08-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 17,542 17,542 08-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -7 -7 09-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.30 AUD ORD 1,517 1,517 09-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.35 AUD ORD 45 45 09-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.35 AUD ORD -786 -786 09-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.35 AUD ORD -4,204 -4,204 09-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.35 AUD ORD 905 905 09-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,716 6,716 09-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -85,243 -85,243 10-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.27 AUD ORD -1,944 -1,944 10-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.27 AUD ORD -160 -160 10-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.27 AUD ORD -2,922 -2,922 10-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.27 AUD ORD -436 -436 10-May-19 BlackRock Advisors (UK) Limited on mkt sell 95.27 AUD ORD -1,944 -1,944 10-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.27 AUD ORD -887 -887 10-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 11,753 11,753 10-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,037 5,037 10-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -387 -387 10-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 708 708 10-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,041 1,041 10-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 261 261 10-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,549 -1,549 10-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -277 -277 10-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -9,434 -9,434 13-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.61 AUD ORD 1,229 1,229 13-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.03 AUD ORD -223 -223 13-May-19 BlackRock Advisors (UK) Limited on mkt buy 96.03 AUD ORD 1,434 1,434 RIO page 26 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.03 AUD ORD 2,529 2,529 13-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.03 AUD ORD 736 736 13-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,384 3,384 13-May-19 BlackRock Asset Management Canada Limited on mkt buy 95.17 AUD ORD 553 553 13-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 708 708 13-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,583 -1,583 13-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -4,065 -4,065 13-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -32,023 -32,023 13-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -24,798 -24,798 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 1,780 1,780 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 694 694 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 448 448 14-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.64 AUD ORD 290 290 14-May-19 BlackRock Japan Co., Ltd. on mkt buy 95.62 AUD ORD 1,101 1,101 14-May-19 BlackRock Japan Co., Ltd. on mkt buy 95.64 AUD ORD 348 348 14-May-19 BlackRock Japan Co., Ltd. on mkt buy 95.64 AUD ORD 395 395 14-May-19 BlackRock Japan Co., Ltd. on mkt buy 95.64 AUD ORD 452 452 14-May-19 BlackRock Japan Co., Ltd. on mkt buy 95.64 AUD ORD 219 219 14-May-19 BlackRock Advisors, LLC on mkt buy 95.64 AUD ORD 435 435 14-May-19 BlackRock Advisors, LLC on mkt buy 95.64 AUD ORD 467 467 14-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.64 AUD ORD 183 183 14-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.64 AUD ORD 3,247 3,247 14-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.64 AUD ORD 1,311 1,311 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 1,339 1,339 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 6,531 6,531 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 721 721 14-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.64 AUD ORD 1,395 1,395 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 3,413 3,413 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 271 271 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 3,411 3,411 14-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.64 AUD ORD 1,909 1,909 14-May-19 BlackRock Advisors (UK) Limited on mkt buy 95.64 AUD ORD 1,524 1,524 14-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.64 AUD ORD 486 486 14-May-19 BlackRock Asset Management Canada Limited on mkt buy 95.64 AUD ORD 963 963 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 1,282 1,282 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 1,500 1,500 14-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.62 AUD ORD 323 323 14-May-19 BlackRock Asset Management Canada Limited on mkt buy 94.65 AUD ORD 70 70 14-May-19 BlackRock Fund Advisors on mkt buy 94.65 AUD ORD 591 591 14-May-19 BlackRock Advisors, LLC on mkt sell 95.02 AUD ORD -2,195 -2,195 14-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.02 AUD ORD -109 -109 14-May-19 BlackRock Advisors, LLC on mkt sell 95.02 AUD ORD -14 -14 14-May-19 BlackRock Advisors, LLC on mkt sell 95.02 AUD ORD -666 -666 14-May-19 BlackRock Investment Management, LLC on mkt sell 95.02 AUD ORD -30 -30 14-May-19 BlackRock Investment Management, LLC on mkt sell 95.02 AUD ORD -285 -285 14-May-19 BlackRock Investment Management, LLC on mkt sell 95.02 AUD ORD -44 -44 14-May-19 BlackRock (Singapore) Limited on mkt sell 95.02 AUD ORD -1,202 -1,202 14-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.02 AUD ORD -42 -42 14-May-19 BlackRock Investment Management, LLC on mkt sell 95.02 AUD ORD -95 -95 14-May-19 BlackRock Investment Management, LLC on mkt sell 95.02 AUD ORD -72 -72 14-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.64 AUD ORD 40 40 14-May-19 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -1,648 -1,648 14-May-19 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -576 -576 14-May-19 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -576 -576 RIO page 27 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,001 1,001 14-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,037 5,037 14-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -424 -424 14-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 946 946 14-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -2,248 -2,248 14-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -946 -946 15-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.99 AUD ORD 1,721 1,721 15-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 97.82 AUD ORD -1,988 -1,988 15-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.11 AUD ORD 875 875 15-May-19 BlackRock Advisors (UK) Limited on mkt sell 97.11 AUD ORD -2,584 -2,584 15-May-19 BlackRock Investment Management (UK) Limited on mkt buy 98.31 AUD ORD 10,112 10,112 15-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.31 AUD ORD -2,478 -2,478 15-May-19 BlackRock Fund Advisors on mkt buy 98.31 AUD ORD 7,976 7,976 15-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.31 AUD ORD 1,350 1,350 15-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.31 AUD ORD -426 -426 15-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,230 4,230 15-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 6,545 6,545 15-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 111,663 111,663 15-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 14,971 14,971 16-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.81 AUD ORD 23 23 16-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.81 AUD ORD 821 821 16-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.81 AUD ORD 1,330 1,330 16-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.82 AUD ORD 167 167 16-May-19 BlackRock Advisors (UK) Limited on mkt buy 98.82 AUD ORD 437 437 16-May-19 BlackRock Advisors (UK) Limited on mkt buy 98.81 AUD ORD 327 327 16-May-19 BlackRock Advisors (UK) Limited on mkt buy 99.28 AUD ORD 1,596 1,596 16-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.28 AUD ORD 2,504 2,504 16-May-19 BlackRock Asset Management Canada Limited on mkt buy 99.28 AUD ORD 62 62 16-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.28 AUD ORD 239 239 16-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -7,680 -7,680 16-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -13,186 -13,186 16-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -4 -4 16-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -48,648 -48,648 17-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.37 AUD ORD 338 338 17-May-19 BlackRock Investment Management (UK) Limited on mkt buy 101.57 AUD ORD 1,305 1,305 17-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.35 AUD ORD -7,514 -7,514 17-May-19 BlackRock Asset Management Canada Limited on mkt sell 101.35 AUD ORD -169 -169 17-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -12,160 -12,160 17-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,871 18,871 20-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.32 AUD ORD 30 30 20-May-19 BlackRock Fund Advisors on mkt buy 102.48 AUD ORD 570 570 20-May-19 BlackRock Advisors (UK) Limited on mkt buy 102.40 AUD ORD 534 534 20-May-19 BlackRock Advisors (UK) Limited on mkt buy 102.40 AUD ORD 165 165 20-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.40 AUD ORD -3,096 -3,096 20-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 15,697 15,697 20-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.40 AUD ORD -494 -494 20-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.40 AUD ORD 170 170 20-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -36,071 -36,071 20-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 16,200 16,200 21-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.05 AUD ORD 199 199 21-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 100.94 AUD ORD -8,386 -8,386 RIO page 28 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-May-19 BlackRock Advisors (UK) Limited on mkt buy 101.27 AUD ORD 799 799 21-May-19 BlackRock Advisors (UK) Limited on mkt sell 101.27 AUD ORD -647 -647 21-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -640 -640 21-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,608 2,608 21-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,096 1,096 21-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,218 2,218 21-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -9,569 -9,569 21-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 555 555 21-May-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 643 643 21-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -11,528 -11,528 21-May-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 387 387 22-May-19 BlackRock Investment Management, LLC on mkt sell 101.12 AUD ORD -457 -457 22-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.48 AUD ORD -117 -117 22-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.48 AUD ORD -401 -401 22-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.48 AUD ORD -394 -394 22-May-19 BlackRock Advisors (UK) Limited on mkt buy 101.70 AUD ORD 268 268 22-May-19 BlackRock Advisors (UK) Limited on mkt buy 101.70 AUD ORD 2,397 2,397 22-May-19 BlackRock Asset Management Canada Limited on mkt buy 101.70 AUD ORD 61 61 22-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.70 AUD ORD -712 -712 22-May-19 BlackRock Investment Management (UK) Limited on mkt buy 101.70 AUD ORD 25,660 25,660 22-May-19 BlackRock Investment Management (UK) Limited on mkt sell 101.70 AUD ORD -25,660 -25,660 22-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,230 4,230 22-May-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,460 8,460 22-May-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -2,488 -2,488 22-May-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 10,540 10,540 22-May-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,347 2,347 22-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,096 -1,096 22-May-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,218 -2,218 22-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -32,154 -32,154 22-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -555 -555 22-May-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -643 -643 22-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,672 -4,672 22-May-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -387 -387 23-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 101.04 AUD ORD -2,351 -2,351 23-May-19 BlackRock Asset Management Canada Limited on mkt sell 101.02 AUD ORD -254 -254 23-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.02 AUD ORD -7,861 -7,861 23-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.02 AUD ORD -724 -724 23-May-19 BlackRock Advisors (UK) Limited on mkt sell 101.02 AUD ORD -264 -264 23-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.02 AUD ORD -183 -183 23-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.98 AUD ORD 2,473 2,473 23-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 100.98 AUD ORD -1,576 -1,576 23-May-19 BlackRock Fund Advisors on mkt buy 100.98 AUD ORD 2,160 2,160 23-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 35,080 35,080 23-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 57,576 57,576 23-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 10,373 10,373 24-May-19 BlackRock Advisors (UK) Limited on mkt sell 101.25 AUD ORD -536 -536 24-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.25 AUD ORD 2,565 2,565 24-May-19 BlackRock Japan Co., Ltd. on mkt sell 101.25 AUD ORD -270 -270 24-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -29,981 -29,981 24-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,567 -10,567 24-May-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -10,373 -10,373 27-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.00 AUD ORD 1,012 1,012 27-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 107,303 107,303 RIO page 29 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 76,559 76,559 28-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.31 AUD ORD -106 -106 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 1,374 1,374 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 2,170 2,170 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 37 37 28-May-19 BlackRock International Limited on mkt buy 105.31 AUD ORD 1,435 1,435 28-May-19 BlackRock Investment Management (UK) Limited on mkt buy 105.31 AUD ORD 16 16 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 272 272 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 161 161 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 405 405 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 7,825 7,825 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 3,580 3,580 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 631 631 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 15 15 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 63 63 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 3,127 3,127 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -168 -168 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -1,115 -1,115 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -3,385 -3,385 28-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 105.31 AUD ORD -18 -18 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -9 -9 28-May-19 BlackRock Japan Co., Ltd. on mkt sell 105.31 AUD ORD -32 -32 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -688 -688 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -565 -565 28-May-19 BlackRock Advisors, LLC on mkt sell 105.31 AUD ORD -3 -3 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -2,453 -2,453 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 4,126 4,126 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 6,506 6,506 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 112 112 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -7,371 -7,371 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -97 -97 28-May-19 BlackRock International Limited on mkt buy 105.31 AUD ORD 4,300 4,300 28-May-19 BlackRock Investment Management, LLC on mkt sell 105.31 AUD ORD -518 -518 28-May-19 BlackRock Investment Management, LLC on mkt sell 105.31 AUD ORD -605 -605 28-May-19 BlackRock Investment Management (UK) Limited on mkt buy 105.31 AUD ORD 52 52 28-May-19 BlackRock Investment Management, LLC on mkt sell 105.31 AUD ORD -25 -25 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -396 -396 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -5,757 -5,757 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -1,990 -1,990 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -930 -930 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -6,555 -6,555 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 820 820 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -1,253 -1,253 28-May-19 BlackRock Asset Management Canada Limited on mkt sell 105.31 AUD ORD -121 -121 28-May-19 BlackRock Asset Management Canada Limited on mkt sell 105.31 AUD ORD -209 -209 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -79 -79 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -8 -8 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -71 -71 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -3 -3 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 486 486 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 1,215 1,215 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -138 -138 28-May-19 BlackRock Fund Advisors on mkt buy 105.31 AUD ORD 23,455 23,455 RIO page 30 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -1,031 -1,031 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -1,905 -1,905 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -1,207 -1,207 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 10,732 10,732 28-May-19 BlackRock Asset Management Canada Limited on mkt sell 105.31 AUD ORD -772 -772 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 1,896 1,896 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -810 -810 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 52 52 28-May-19 BlackRock Asset Management Canada Limited on mkt buy 105.31 AUD ORD 193 193 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -175 -175 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -693 -693 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 9,374 9,374 28-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 105.31 AUD ORD -25 -25 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -887 -887 28-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.31 AUD ORD -1,629 -1,629 28-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 105.31 AUD ORD -535 -535 28-May-19 BlackRock Investment Management (UK) Limited on mkt buy 105.31 AUD ORD 858 858 28-May-19 BlackRock Investment Management (UK) Limited on mkt buy 105.31 AUD ORD 11,451 11,451 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -269 -269 28-May-19 BlackRock Advisors, LLC on mkt sell 105.31 AUD ORD -75 -75 28-May-19 BlackRock Investment Management, LLC on mkt sell 105.31 AUD ORD -755 -755 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 2,327 2,327 28-May-19 BlackRock Advisors (UK) Limited on mkt buy 105.31 AUD ORD 4,970 4,970 28-May-19 BlackRock Advisors (UK) Limited on mkt buy 105.31 AUD ORD 73 73 28-May-19 BlackRock Advisors (UK) Limited on mkt buy 105.31 AUD ORD 1,742 1,742 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -2,328 -2,328 28-May-19 BlackRock Advisors (UK) Limited on mkt buy 105.31 AUD ORD 450 450 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -250 -250 28-May-19 BlackRock Advisors (UK) Limited on mkt buy 105.31 AUD ORD 19,753 19,753 28-May-19 BlackRock Advisors (UK) Limited on mkt sell 105.31 AUD ORD -77 -77 28-May-19 BlackRock Fund Advisors on mkt sell 105.31 AUD ORD -4,106 -4,106 28-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.31 AUD ORD 187 187 28-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.31 AUD ORD 10,632 10,632 28-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.31 AUD ORD 365 365 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -24,080 -24,080 28-May-19 BlackRock Investment Management (UK) Limited on mkt sell 105.31 AUD ORD -20,596 -20,596 28-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 105.31 AUD ORD -736 -736 28-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -103,115 -103,115 28-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -124,495 -124,495 29-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.61 AUD ORD 32 32 29-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.61 AUD ORD 760 760 29-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.61 AUD ORD 30 30 29-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 104.62 AUD ORD -893 -893 29-May-19 BlackRock Japan Co., Ltd. on mkt sell 104.61 AUD ORD -500 -500 29-May-19 BlackRock Japan Co., Ltd. on mkt sell 104.61 AUD ORD -287 -287 29-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 104.62 AUD ORD -99 -99 29-May-19 BlackRock Asset Management Canada Limited on mkt buy 104.50 AUD ORD 125 125 29-May-19 BlackRock Fund Advisors on mkt buy 104.50 AUD ORD 325 325 RIO page 31 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 104.62 AUD ORD -716 -716 29-May-19 BlackRock Investment Management (Australia) Limited on mkt sell 104.62 AUD ORD -1,271 -1,271 29-May-19 BlackRock Investment Management (UK) Limited on mkt sell 104.50 AUD ORD -1,712 -1,712 29-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 104.53 AUD ORD 330 330 29-May-19 BlackRock Advisors (UK) Limited on mkt buy 104.53 AUD ORD 804 804 29-May-19 BlackRock Advisors (UK) Limited on mkt sell 104.53 AUD ORD -234 -234 29-May-19 BlackRock Advisors (UK) Limited on mkt sell 104.53 AUD ORD -980 -980 29-May-19 BlackRock Asset Management Canada Limited on mkt sell 104.53 AUD ORD -506 -506 29-May-19 BlackRock Advisors (UK) Limited on mkt buy 104.53 AUD ORD 1,042 1,042 29-May-19 BlackRock Fund Advisors on mkt buy 104.53 AUD ORD 3,333 3,333 29-May-19 BlackRock Fund Advisors on mkt buy 104.53 AUD ORD 1,092 1,092 29-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.53 AUD ORD 649 649 29-May-19 BlackRock Investment Management (Australia) Limited on mkt buy 104.53 AUD ORD 162 162 29-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,970 -2,970 29-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 65,530 65,530 29-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -8,643 -8,643 30-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.75 AUD ORD 695 695 30-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.75 AUD ORD 202 202 30-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.75 AUD ORD 215 215 30-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.75 AUD ORD 205 205 30-May-19 BlackRock Advisors (UK) Limited on mkt buy 101.75 AUD ORD 515 515 30-May-19 BlackRock Advisors (UK) Limited on mkt buy 101.75 AUD ORD 395 395 30-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.75 AUD ORD 226 226 30-May-19 BlackRock Investment Management (UK) Limited on mkt buy 102.25 AUD ORD 969 969 30-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -984 -984 30-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -365 -365 30-May-19 BlackRock Advisors (UK) Limited on mkt sell 101.05 AUD ORD -156 -156 30-May-19 BlackRock Advisors (UK) Limited on mkt sell 101.05 AUD ORD -234 -234 30-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.05 AUD ORD -5,000 -5,000 30-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -73,916 -73,916 30-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 73,916 73,916 31-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.42 AUD ORD 333 333 31-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.42 AUD ORD 463 463 31-May-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.42 AUD ORD 436 436 31-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.40 AUD ORD -369 -369 31-May-19 BlackRock Advisors (UK) Limited on mkt sell 100.40 AUD ORD -420 -420 31-May-19 BlackRock Advisors (UK) Limited on mkt sell 100.40 AUD ORD -315 -315 31-May-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.42 AUD ORD 163 163 31-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.40 AUD ORD -553 -553 31-May-19 BlackRock Advisors (UK) Limited on mkt buy 100.30 AUD ORD 68 68 31-May-19 BlackRock Advisors (UK) Limited on mkt sell 100.30 AUD ORD -573 -573 31-May-19 BlackRock Investment Management (UK) Limited on mkt sell 100.30 AUD ORD -13,135 -13,135 31-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.30 AUD ORD -4,000 -4,000 31-May-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.30 AUD ORD -368 -368 31-May-19 BlackRock Advisors (UK) Limited on mkt sell 100.30 AUD ORD -343 -343 31-May-19 BlackRock Advisors (UK) Limited on mkt buy 100.30 AUD ORD 3,750 3,750 31-May-19 BlackRock Asset Management Canada Limited on mkt buy 100.30 AUD ORD 1,587 1,587 31-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,280 -1,280 31-May-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,028 -5,028 31-May-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -851 -851 31-May-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -73,916 -73,916 03-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.81 AUD ORD 669 669 03-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 97.11 AUD ORD -1,224 -1,224 RIO page 32 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 97.11 AUD ORD -285 -285 03-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 97.11 AUD ORD 62 62 03-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.11 AUD ORD -2,642 -2,642 03-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,280 -1,280 03-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,810 -3,810 03-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -50 -50 03-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 27,267 27,267 04-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.72 AUD ORD 383 383 04-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.72 AUD ORD 1,390 1,390 04-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.72 AUD ORD 2,582 2,582 04-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 98.72 AUD ORD 345 345 04-Jun-19 BlackRock International Limited on mkt buy 98.72 AUD ORD 749 749 04-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.72 AUD ORD 743 743 04-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.72 AUD ORD 601 601 04-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.72 AUD ORD 383 383 04-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 98.56 AUD ORD -362 -362 04-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 98.56 AUD ORD 810 810 04-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 98.56 AUD ORD -570 -570 04-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.56 AUD ORD -4,117 -4,117 04-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.56 AUD ORD 8,192 8,192 04-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 98.56 AUD ORD 62 62 04-Jun-19 BlackRock Fund Advisors on mkt buy 98.56 AUD ORD 6,763 6,763 04-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 98.56 AUD ORD 556 556 04-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,048 -3,048 04-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,160 -2,160 04-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,940 -5,940 04-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 165 165 04-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,372 1,372 04-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 99,540 99,540 04-Jun-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 549 549 04-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 45,678 45,678 05-Jun-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,076 2,076 05-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 99.78 AUD ORD 4,039 4,039 05-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.73 AUD ORD 3,581 3,581 05-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.73 AUD ORD 4,994 4,994 05-Jun-19 BlackRock Investment Management, LLC on mkt buy 99.70 AUD ORD 2,310 2,310 05-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.70 AUD ORD 819 819 05-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 99.70 AUD ORD 300 300 05-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 99.70 AUD ORD 871 871 05-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 99.70 AUD ORD 2,001 2,001 05-Jun-19 BlackRock Investment Management, LLC on mkt buy 99.70 AUD ORD 1,752 1,752 05-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.70 AUD ORD 193 193 05-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 99.68 AUD ORD 1,370 1,370 05-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD 495 495 05-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 99.51 AUD ORD -255 -255 05-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 99.51 AUD ORD -436 -436 05-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,286 -2,286 05-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,486 6,486 05-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,372 1,372 05-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 38,731 38,731 05-Jun-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1 -1 05-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -41,859 -41,859 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 4,530 4,530 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 160 160 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 880 880 RIO page 33 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.67 AUD ORD 1,248 1,248 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 3,563 3,563 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 439 439 06-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 97.48 AUD ORD 10,465 10,465 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.72 AUD ORD 1,800 1,800 06-Jun-19 BlackRock Advisors, LLC on mkt buy 97.72 AUD ORD 1,123 1,123 06-Jun-19 BlackRock Advisors, LLC on mkt buy 97.72 AUD ORD 1,081 1,081 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.72 AUD ORD 600 600 06-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 97.72 AUD ORD 868 868 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.72 AUD ORD 6,623 6,623 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.72 AUD ORD 1,992 1,992 06-Jun-19 BlackRock Investment Management, LLC on mkt buy 97.72 AUD ORD 223 223 06-Jun-19 BlackRock International Limited on mkt buy 97.72 AUD ORD 2,064 2,064 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 17,084 17,084 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 890 890 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.72 AUD ORD 2,564 2,564 06-Jun-19 BlackRock Advisors, LLC on mkt buy 97.72 AUD ORD 155 155 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 4,309 4,309 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 526 526 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 6,001 6,001 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.72 AUD ORD 2,861 2,861 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.72 AUD ORD 2,267 2,267 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.72 AUD ORD 637 637 06-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 97.72 AUD ORD 1,132 1,132 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 1,191 1,191 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.72 AUD ORD 2,679 2,679 06-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.72 AUD ORD -825 -825 06-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.72 AUD ORD 330 330 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 96.72 AUD ORD 805 805 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 96.72 AUD ORD 2,415 2,415 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.72 AUD ORD 98 98 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.72 AUD ORD -7,350 -7,350 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 6,655 6,655 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 236 236 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 1,295 1,295 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 5,234 5,234 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 646 646 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.23 AUD ORD 2,645 2,645 06-Jun-19 BlackRock Advisors, LLC on mkt buy 97.23 AUD ORD 1,652 1,652 06-Jun-19 BlackRock Advisors, LLC on mkt buy 97.23 AUD ORD 1,589 1,589 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.23 AUD ORD 883 883 06-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 97.23 AUD ORD 1,276 1,276 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.23 AUD ORD 9,731 9,731 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.23 AUD ORD 2,928 2,928 06-Jun-19 BlackRock Investment Management, LLC on mkt buy 97.23 AUD ORD 329 329 06-Jun-19 BlackRock International Limited on mkt buy 97.23 AUD ORD 3,031 3,031 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 25,098 25,098 RIO page 34 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 1,308 1,308 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.23 AUD ORD 3,767 3,767 06-Jun-19 BlackRock Advisors, LLC on mkt buy 97.23 AUD ORD 229 229 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 6,329 6,329 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 774 774 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 8,816 8,816 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.23 AUD ORD 4,203 4,203 06-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.23 AUD ORD 3,329 3,329 06-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.23 AUD ORD 936 936 06-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 97.23 AUD ORD 1,665 1,665 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 1,752 1,752 06-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.23 AUD ORD 3,935 3,935 06-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.72 AUD ORD 711 711 06-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.72 AUD ORD -4,977 -4,977 06-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 73,900 73,900 06-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -74,475 -74,475 06-Jun-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -547 -547 06-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,820 -3,820 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 1,097 1,097 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 215 215 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 625 625 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 2,557 2,557 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 197 197 07-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 97.78 AUD ORD 1,966 1,966 07-Jun-19 BlackRock Advisors, LLC on mkt buy 97.78 AUD ORD 459 459 07-Jun-19 BlackRock Advisors, LLC on mkt buy 97.78 AUD ORD 637 637 07-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 97.78 AUD ORD 1,170 1,170 07-Jun-19 BlackRock Investment Management, LLC on mkt sell 97.79 AUD ORD -206 -206 07-Jun-19 BlackRock International Limited on mkt buy 97.78 AUD ORD 443 443 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 361 361 07-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.78 AUD ORD 1,103 1,103 07-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.78 AUD ORD 2,273 2,273 07-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 1,406 1,406 07-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 704 704 07-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 1,264 1,264 07-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 1,057 1,057 07-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 3,570 3,570 07-Jun-19 BlackRock Asset Management Canada Limited on mkt sell 98.00 AUD ORD -127 -127 07-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD 64 64 07-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 1,771 1,771 07-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 440 440 07-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.00 AUD ORD 105 105 07-Jun-19 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD 7,402 7,402 07-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.00 AUD ORD 165 165 07-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,480 23,480 07-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -45,959 -45,959 10-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,940 -5,940 10-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -5,418 -5,418 10-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 5,419 5,419 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 1,448 1,448 RIO page 35 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 1,462 1,462 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 441 441 11-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.87 AUD ORD 294 294 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 1,032 1,032 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 412 412 11-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 99.89 AUD ORD 359 359 11-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.89 AUD ORD 310 310 11-Jun-19 BlackRock Advisors, LLC on mkt buy 99.89 AUD ORD 2,564 2,564 11-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 99.89 AUD ORD 646 646 11-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.89 AUD ORD 5,464 5,464 11-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.89 AUD ORD 1,501 1,501 11-Jun-19 BlackRock International Limited on mkt buy 99.89 AUD ORD 2,183 2,183 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 4,889 4,889 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 474 474 11-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.89 AUD ORD 2,821 2,821 11-Jun-19 BlackRock Advisors, LLC on mkt buy 99.89 AUD ORD 468 468 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 8,820 8,820 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 1,290 1,290 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 4,909 4,909 11-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 99.89 AUD ORD 2,196 2,196 11-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 99.89 AUD ORD 1,694 1,694 11-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.89 AUD ORD 213 213 11-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 99.89 AUD ORD 2,783 2,783 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 6,665 6,665 11-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.89 AUD ORD 5,295 5,295 11-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 100.55 AUD ORD 1,228 1,228 11-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 100.55 AUD ORD -234 -234 11-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 100.55 AUD ORD 648 648 11-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 100.55 AUD ORD 648 648 11-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 100.55 AUD ORD -4,685 -4,685 11-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 732 732 11-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -68,482 -68,482 11-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 98,956 98,956 12-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 102.09 AUD ORD 25,537 25,537 12-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 102.55 AUD ORD 576 576 12-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 401 401 12-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.61 AUD ORD 13,165 13,165 12-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.61 AUD ORD 3,060 3,060 12-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.61 AUD ORD 3,050 3,050 12-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.56 AUD ORD 522 522 12-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 102.56 AUD ORD 1,076 1,076 12-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 102.56 AUD ORD 2,053 2,053 12-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 102.56 AUD ORD 2,045 2,045 12-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 102.56 AUD ORD 561 561 12-Jun-19 BlackRock Investment Management, LLC on mkt buy 102.56 AUD ORD 1,901 1,901 12-Jun-19 BlackRock Investment Management, LLC on mkt buy 102.56 AUD ORD 2,293 2,293 12-Jun-19 BlackRock Investment Management, LLC on mkt buy 102.56 AUD ORD 237 237 12-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 102.56 AUD ORD 189 189 12-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.41 AUD ORD 1,574 1,574 12-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.41 AUD ORD 813 813 12-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.41 AUD ORD 162 162 12-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.41 AUD ORD 8,114 8,114 12-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 102.41 AUD ORD -4,689 -4,689 12-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 102.41 AUD ORD -6,021 -6,021 12-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,820 -2,820 RIO page 36 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -23,480 -23,480 12-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1 -1 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 8,295 8,295 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 304 304 13-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.93 AUD ORD 941 941 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 2,030 2,030 13-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.89 AUD ORD 428 428 13-Jun-19 BlackRock Advisors, LLC on mkt buy 101.89 AUD ORD 5,209 5,209 13-Jun-19 BlackRock Advisors, LLC on mkt buy 101.89 AUD ORD 513 513 13-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.89 AUD ORD 904 904 13-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.89 AUD ORD 311 311 13-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.89 AUD ORD 11,956 11,956 13-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.89 AUD ORD 3,682 3,682 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 17,347 17,347 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 2,316 2,316 13-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.89 AUD ORD 2,265 2,265 13-Jun-19 BlackRock Advisors, LLC on mkt buy 101.89 AUD ORD 911 911 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 25,552 25,552 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 3,454 3,454 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 10,581 10,581 13-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.89 AUD ORD 4,646 4,646 13-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.89 AUD ORD 3,693 3,693 13-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.89 AUD ORD 744 744 13-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.89 AUD ORD 4,893 4,893 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 11,858 11,858 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.89 AUD ORD 8,807 8,807 13-Jun-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 8,262 8,262 13-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.85 AUD ORD 46 46 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.85 AUD ORD 2,502 2,502 13-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.85 AUD ORD 137 137 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.85 AUD ORD 8,107 8,107 13-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.85 AUD ORD 4,619 4,619 13-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.85 AUD ORD 1,908 1,908 13-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 330 330 13-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -36,161 -36,161 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 3,661 3,661 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 948 948 14-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 104.95 AUD ORD 970 970 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 2,869 2,869 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 1,499 1,499 14-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 104.91 AUD ORD 2,331 2,331 14-Jun-19 BlackRock Advisors, LLC on mkt buy 104.91 AUD ORD 5,130 5,130 14-Jun-19 BlackRock Advisors, LLC on mkt buy 104.91 AUD ORD 996 996 14-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 104.91 AUD ORD 583 583 14-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 104.91 AUD ORD 1,029 1,029 14-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 104.91 AUD ORD 6,804 6,804 RIO page 37 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 104.91 AUD ORD 2,135 2,135 14-Jun-19 BlackRock International Limited on mkt buy 104.91 AUD ORD 1,501 1,501 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 11,702 11,702 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 1,251 1,251 14-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 104.91 AUD ORD 3,323 3,323 14-Jun-19 BlackRock Advisors, LLC on mkt buy 104.91 AUD ORD 490 490 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 17,596 17,596 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 3,253 3,253 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 5,939 5,939 14-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 104.91 AUD ORD 3,936 3,936 14-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 104.91 AUD ORD 3,235 3,235 14-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 104.91 AUD ORD 2,120 2,120 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 2,030 2,030 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.91 AUD ORD 5,782 5,782 14-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.88 AUD ORD 1,676 1,676 14-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 104.94 AUD ORD 6,093 6,093 14-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.10 AUD ORD 604 604 14-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.10 AUD ORD 144 144 14-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.10 AUD ORD 1,961 1,961 14-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.34 AUD ORD 340 340 14-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 105.34 AUD ORD -154 -154 14-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 105.34 AUD ORD -9,064 -9,064 14-Jun-19 BlackRock Asset Management Canada Limited on mkt sell 105.34 AUD ORD -164 -164 14-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.34 AUD ORD 165 165 14-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -8,480 -8,480 14-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -6,360 -6,360 14-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 23,243 23,243 17-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 334 334 17-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.86 AUD ORD 82 82 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -723 -723 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -8,712 -8,712 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -28,663 -28,663 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -8,428 -8,428 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -1,302 -1,302 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -5,035 -5,035 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -3,507 -3,507 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -976 -976 17-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 103.86 AUD ORD -1,515 -1,515 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -891 -891 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -144 -144 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -540 -540 17-Jun-19 BlackRock Fund Advisors on mkt sell 103.86 AUD ORD -10,861 -10,861 17-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -7,350 -7,350 17-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 73,900 73,900 17-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -21,884 -21,884 18-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.65 AUD ORD 633 633 18-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 102.86 AUD ORD 11,279 11,279 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 983 983 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 802 802 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 2,971 2,971 18-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.72 AUD ORD 2,098 2,098 18-Jun-19 BlackRock Advisors, LLC on mkt buy 103.66 AUD ORD 3,263 3,263 18-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 103.66 AUD ORD 860 860 RIO page 38 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.66 AUD ORD 4,378 4,378 18-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.66 AUD ORD 1,216 1,216 18-Jun-19 BlackRock International Limited on mkt buy 103.66 AUD ORD 3,121 3,121 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 7,086 7,086 18-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.66 AUD ORD 1,762 1,762 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 7,909 7,909 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 1,363 1,363 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 4,023 4,023 18-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 1,531 1,531 18-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 1,210 1,210 18-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 103.66 AUD ORD 1,593 1,593 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 2,871 2,871 18-Jun-19 BlackRock Advisors, LLC on mkt buy 103.66 AUD ORD 746 746 18-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.66 AUD ORD 364 364 18-Jun-19 BlackRock Investment Management, LLC on mkt buy 103.66 AUD ORD 434 434 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 639 639 18-Jun-19 BlackRock Advisors, LLC on mkt buy 103.66 AUD ORD 470 470 18-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 103.70 AUD ORD -4,355 -4,355 18-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 103.70 AUD ORD -968 -968 18-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.70 AUD ORD 10,162 10,162 18-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 18-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -73,900 -73,900 18-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 60,704 60,704 18-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,460 1,460 19-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 106.00 AUD ORD 1,799 1,799 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.97 AUD ORD 1,439 1,439 19-Jun-19 BlackRock Investment Management, LLC on mkt buy 105.97 AUD ORD 670 670 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.91 AUD ORD 23,176 23,176 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.91 AUD ORD 5,349 5,349 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.91 AUD ORD 5,321 5,321 19-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 105.97 AUD ORD 2,679 2,679 19-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 105.97 AUD ORD 2,169 2,169 19-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 105.97 AUD ORD 2,330 2,330 19-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 105.97 AUD ORD 1,618 1,618 19-Jun-19 BlackRock Investment Management, LLC on mkt buy 105.97 AUD ORD 877 877 19-Jun-19 BlackRock Investment Management, LLC on mkt buy 105.97 AUD ORD 1,338 1,338 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.97 AUD ORD 172 172 19-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 105.97 AUD ORD 216 216 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.97 AUD ORD 163 163 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.97 AUD ORD 170 170 19-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 105.71 AUD ORD 2,989 2,989 19-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 105.71 AUD ORD 50 50 19-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 105.71 AUD ORD 1,234 1,234 19-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.71 AUD ORD 735 735 19-Jun-19 BlackRock Asset Management Canada Limited on mkt sell 105.71 AUD ORD -52 -52 19-Jun-19 BlackRock Asset Management Canada Limited on mkt sell 105.71 AUD ORD -280 -280 19-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,011 1,011 19-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,096 -2,096 19-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1 1 19-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -146,449 -146,449 19-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,460 -1,460 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 1,607 1,607 RIO page 39 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 1,387 1,387 20-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.38 AUD ORD 227 227 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 3,363 3,363 20-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.38 AUD ORD 1,941 1,941 20-Jun-19 BlackRock Advisors, LLC on mkt buy 101.38 AUD ORD 3,157 3,157 20-Jun-19 BlackRock Advisors, LLC on mkt buy 101.38 AUD ORD 1,859 1,859 20-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.38 AUD ORD 203 203 20-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.38 AUD ORD 1,315 1,315 20-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.38 AUD ORD 3,485 3,485 20-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.38 AUD ORD 1,001 1,001 20-Jun-19 BlackRock Investment Management, LLC on mkt buy 101.38 AUD ORD 428 428 20-Jun-19 BlackRock International Limited on mkt buy 101.38 AUD ORD 4,880 4,880 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 5,756 5,756 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 480 480 20-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.38 AUD ORD 1,386 1,386 20-Jun-19 BlackRock Advisors, LLC on mkt buy 101.38 AUD ORD 399 399 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 1,832 1,832 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 733 733 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 3,548 3,548 20-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.38 AUD ORD 2,202 2,202 20-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.38 AUD ORD 1,707 1,707 20-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.38 AUD ORD 1,258 1,258 20-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.38 AUD ORD 2,982 2,982 20-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 101.47 AUD ORD -1,672 -1,672 20-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.47 AUD ORD 545 545 20-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.47 AUD ORD 1,086 1,086 20-Jun-19 BlackRock Fund Advisors on mkt buy 101.47 AUD ORD 1,014 1,014 20-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1 -1 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 2,223 2,223 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 916 916 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.00 AUD ORD 362 362 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 1,864 1,864 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 769 769 21-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.62 AUD ORD 1,500 1,500 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt sell 101.85 AUD ORD -1,948 -1,948 21-Jun-19 BlackRock Advisors, LLC on mkt buy 101.62 AUD ORD 1,018 1,018 21-Jun-19 BlackRock Advisors, LLC on mkt buy 101.62 AUD ORD 1,464 1,464 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.62 AUD ORD 337 337 21-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.62 AUD ORD 753 753 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.62 AUD ORD 3,751 3,751 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.62 AUD ORD 1,076 1,076 21-Jun-19 BlackRock Investment Management, LLC on mkt buy 101.62 AUD ORD 171 171 21-Jun-19 BlackRock International Limited on mkt buy 101.62 AUD ORD 2,897 2,897 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 7,423 7,423 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 776 776 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.62 AUD ORD 1,529 1,529 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 325 325 21-Jun-19 BlackRock Fund Advisors on mkt buy 101.61 AUD ORD 539 539 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 3,487 3,487 21-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.62 AUD ORD 2,874 2,874 RIO page 40 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.62 AUD ORD 2,316 2,316 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.62 AUD ORD 416 416 21-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.62 AUD ORD 427 427 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 2,218 2,218 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.62 AUD ORD 1,494 1,494 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -4,413 -4,413 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -624 -624 21-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.54 AUD ORD 436 436 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -328 -328 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.54 AUD ORD 5,591 5,591 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.54 AUD ORD -226 -226 21-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 101.54 AUD ORD -612 -612 21-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.54 AUD ORD 1,112 1,112 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.54 AUD ORD 1,950 1,950 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.54 AUD ORD 870 870 21-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 101.54 AUD ORD 270 270 21-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.54 AUD ORD 552 552 21-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.54 AUD ORD 896 896 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.54 AUD ORD 16,997 16,997 21-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.54 AUD ORD 122 122 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.54 AUD ORD 250 250 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.54 AUD ORD 6,108 6,108 21-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.54 AUD ORD 3,330 3,330 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.54 AUD ORD 5,845 5,845 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.54 AUD ORD 2,615 2,615 21-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.54 AUD ORD 1,660 1,660 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -8,393 -8,393 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -1,186 -1,186 21-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.54 AUD ORD 2,692 2,692 21-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 101.54 AUD ORD -1,029 -1,029 21-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -625 -625 21-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.54 AUD ORD 371 371 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.54 AUD ORD 750 750 21-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.54 AUD ORD 18,312 18,312 21-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 101.54 AUD ORD -1,192 -1,192 21-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.54 AUD ORD -429 -429 21-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,848 2,848 21-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,260 -5,260 21-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -6,312 -6,312 21-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1 -1 21-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1 1 24-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.51 AUD ORD 1,297 1,297 24-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.73 AUD ORD 363 363 24-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.73 AUD ORD 688 688 24-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.73 AUD ORD 714 714 24-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 101.73 AUD ORD 158 158 24-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 101.73 AUD ORD 654 654 RIO page 41 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.73 AUD ORD -4,625 -4,625 24-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.73 AUD ORD -265 -265 24-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,869 1,869 24-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 101.73 AUD ORD 4,984 4,984 24-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 51,690 51,690 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 1,052 1,052 25-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.40 AUD ORD 642 642 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 4,363 4,363 25-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.56 AUD ORD 2,277 2,277 25-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 102.50 AUD ORD -5,425 -5,425 25-Jun-19 BlackRock Advisors, LLC on mkt buy 102.56 AUD ORD 890 890 25-Jun-19 BlackRock Advisors, LLC on mkt buy 102.56 AUD ORD 1,908 1,908 25-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.56 AUD ORD 483 483 25-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 102.56 AUD ORD 1,032 1,032 25-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.56 AUD ORD 5,082 5,082 25-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.56 AUD ORD 1,535 1,535 25-Jun-19 BlackRock Investment Management, LLC on mkt buy 102.56 AUD ORD 442 442 25-Jun-19 BlackRock International Limited on mkt buy 102.56 AUD ORD 3,306 3,306 25-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 102.17 AUD ORD 231 231 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 15,145 15,145 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 1,601 1,601 25-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.56 AUD ORD 1,547 1,547 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 1,402 1,402 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 4,427 4,427 25-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.56 AUD ORD 4,013 4,013 25-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.56 AUD ORD 3,194 3,194 25-Jun-19 BlackRock Investment Management, LLC on mkt buy 102.17 AUD ORD 294 294 25-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 102.56 AUD ORD 404 404 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.56 AUD ORD 1,212 1,212 25-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 102.38 AUD ORD 109 109 25-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 102.38 AUD ORD 68 68 25-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.38 AUD ORD -130 -130 25-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,265 -5,265 25-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,528 2,528 25-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -50,793 -50,793 26-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.97 AUD ORD 763 763 26-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 103.05 AUD ORD 5,467 5,467 26-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.02 AUD ORD -2,035 -2,035 26-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.02 AUD ORD -5,378 -5,378 26-Jun-19 BlackRock Investment Management, LLC on mkt buy 103.03 AUD ORD 1,810 1,810 26-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.03 AUD ORD 450 450 26-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.03 AUD ORD 264 264 26-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 103.03 AUD ORD 318 318 26-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 103.03 AUD ORD 4,068 4,068 26-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 103.03 AUD ORD 1,183 1,183 26-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 103.03 AUD ORD 1,315 1,315 26-Jun-19 BlackRock Japan Co., Ltd. on mkt buy 103.03 AUD ORD 1,406 1,406 26-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.03 AUD ORD 318 318 26-Jun-19 BlackRock Investment Management, LLC on mkt buy 103.03 AUD ORD 287 287 26-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.03 AUD ORD 240 240 26-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.03 AUD ORD 110 110 26-Jun-19 BlackRock International Limited on mkt buy 102.75 AUD ORD 1,532 1,532 RIO page 42 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.03 AUD ORD 87 87 26-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.03 AUD ORD 72 72 26-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.06 AUD ORD -199 -199 26-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.06 AUD ORD -198 -198 26-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 103.16 AUD ORD -114 -114 26-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.16 AUD ORD 20,995 20,995 26-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.16 AUD ORD 1,632 1,632 26-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.16 AUD ORD 6,220 6,220 26-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.16 AUD ORD 65 65 26-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.16 AUD ORD 1,716 1,716 26-Jun-19 BlackRock Fund Advisors on mkt buy 103.16 AUD ORD 1,446 1,446 26-Jun-19 BlackRock Asset Management Canada Limited on mkt sell 103.16 AUD ORD -374 -374 26-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,947 -2,947 26-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,277 -10,277 26-Jun-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 8 8 26-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,912 1,912 27-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.41 AUD ORD 347 347 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.54 AUD ORD 666 666 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.54 AUD ORD 4,286 4,286 27-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 105.54 AUD ORD 1,353 1,353 27-Jun-19 BlackRock Advisors, LLC on mkt buy 105.54 AUD ORD 739 739 27-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.54 AUD ORD 411 411 27-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 105.54 AUD ORD 726 726 27-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.54 AUD ORD 2,962 2,962 27-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.54 AUD ORD 941 941 27-Jun-19 BlackRock Investment Management, LLC on mkt buy 105.54 AUD ORD 339 339 27-Jun-19 BlackRock International Limited on mkt buy 105.54 AUD ORD 4,893 4,893 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.54 AUD ORD 10,841 10,841 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.54 AUD ORD 1,381 1,381 27-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.54 AUD ORD 481 481 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 105.54 AUD ORD 2,545 2,545 27-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 105.54 AUD ORD 3,389 3,389 27-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 105.54 AUD ORD 2,737 2,737 27-Jun-19 BlackRock Investment Management (Australia) Limited on mkt buy 106.26 AUD ORD 1,574 1,574 27-Jun-19 BlackRock Advisors (UK) Limited on mkt sell 106.26 AUD ORD -1,836 -1,836 27-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 106.26 AUD ORD -506 -506 27-Jun-19 BlackRock Investment Management, LLC on mkt buy 106.26 AUD ORD 206 206 27-Jun-19 BlackRock Fund Advisors on mkt buy 106.26 AUD ORD 8,650 8,650 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.26 AUD ORD 1,971 1,971 27-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.26 AUD ORD 373 373 27-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 27-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1 1 27-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 96,477 96,477 27-Jun-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -8 -8 27-Jun-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,912 -1,912 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.85 AUD ORD 1,241 1,241 28-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.87 AUD ORD 861 861 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.85 AUD ORD 5,091 5,091 28-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.85 AUD ORD 1,856 1,856 28-Jun-19 BlackRock Advisors, LLC on mkt buy 103.85 AUD ORD 548 548 RIO page 43 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.85 AUD ORD 501 501 28-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 103.85 AUD ORD 1,358 1,358 28-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.85 AUD ORD 4,992 4,992 28-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.85 AUD ORD 1,497 1,497 28-Jun-19 BlackRock Investment Management, LLC on mkt buy 103.85 AUD ORD 635 635 28-Jun-19 BlackRock International Limited on mkt buy 103.85 AUD ORD 5,989 5,989 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.85 AUD ORD 9,544 9,544 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.85 AUD ORD 1,489 1,489 28-Jun-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.85 AUD ORD 1,405 1,405 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.85 AUD ORD 202 202 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.85 AUD ORD 4,122 4,122 28-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.85 AUD ORD 5,778 5,778 28-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.85 AUD ORD 4,579 4,579 28-Jun-19 BlackRock Asset Management Canada Limited on mkt buy 103.85 AUD ORD 222 222 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.83 AUD ORD -1,532 -1,532 28-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.76 AUD ORD 51 51 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.76 AUD ORD 15,959 15,959 28-Jun-19 BlackRock Fund Advisors on mkt buy 103.76 AUD ORD 3,404 3,404 28-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.76 AUD ORD 833 833 28-Jun-19 BlackRock Advisors (UK) Limited on mkt buy 103.76 AUD ORD 355 355 28-Jun-19 BlackRock Investment Management (UK) Limited on mkt buy 103.76 AUD ORD 2,574 2,574 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -144 -144 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -2,792 -2,792 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -2,813 -2,813 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -670 -670 28-Jun-19 BlackRock Advisors, LLC on mkt sell 103.76 AUD ORD -377 -377 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.76 AUD ORD -3,494 -3,494 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -1,526 -1,526 28-Jun-19 BlackRock Asset Management Canada Limited on mkt sell 103.76 AUD ORD -484 -484 28-Jun-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.76 AUD ORD -1,216 -1,216 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -141 -141 28-Jun-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.76 AUD ORD -128 -128 28-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,963 1,963 28-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,157 1,157 28-Jun-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,894 -5,894 28-Jun-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 12,311 12,311 28-Jun-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -3,389 -3,389 01-Jul-19 BlackRock Investment Management (UK) Limited on mkt sell 104.61 AUD ORD -4,896 -4,896 01-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 104.75 AUD ORD 1,557 1,557 01-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 104.75 AUD ORD 1,557 1,557 01-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 104.75 AUD ORD -4,388 -4,388 01-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,348 -3,348 01-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -73,110 -73,110 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.35 AUD ORD 1,683 1,683 02-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.32 AUD ORD 1,076 1,076 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.35 AUD ORD 7,934 7,934 02-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 106.35 AUD ORD 4,246 4,246 02-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 106.33 AUD ORD -177 -177 02-Jul-19 BlackRock Advisors, LLC on mkt buy 106.35 AUD ORD 1,161 1,161 RIO page 44 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.35 AUD ORD 802 802 02-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 106.35 AUD ORD 2,128 2,128 02-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.35 AUD ORD 6,599 6,599 02-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.35 AUD ORD 2,042 2,042 02-Jul-19 BlackRock Investment Management, LLC on mkt buy 106.35 AUD ORD 1,079 1,079 02-Jul-19 BlackRock International Limited on mkt buy 106.35 AUD ORD 6,349 6,349 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.35 AUD ORD 18,819 18,819 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.35 AUD ORD 2,296 2,296 02-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.35 AUD ORD 1,158 1,158 02-Jul-19 BlackRock Fund Advisors on mkt buy 105.98 AUD ORD 1,002 1,002 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.35 AUD ORD 264 264 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.35 AUD ORD 5,824 5,824 02-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 106.35 AUD ORD 4,923 4,923 02-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 106.35 AUD ORD 3,239 3,239 02-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 106.35 AUD ORD 395 395 02-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 106.45 AUD ORD -3,256 -3,256 02-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 106.45 AUD ORD -230 -230 02-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 106.45 AUD ORD 1,015 1,015 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.45 AUD ORD 126 126 02-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 106.45 AUD ORD 10,653 10,653 02-Jul-19 BlackRock Fund Advisors on mkt buy 106.45 AUD ORD 3,600 3,600 02-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 106.45 AUD ORD 7,357 7,357 02-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12,312 -12,312 02-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 126,531 126,531 03-Jul-19 BlackRock Investment Management, LLC on mkt buy 107.28 AUD ORD 2,081 2,081 03-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 107.28 AUD ORD 513 513 03-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 107.28 AUD ORD 1,214 1,214 03-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 107.28 AUD ORD 103 103 03-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 107.27 AUD ORD 4,465 4,465 03-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 107.28 AUD ORD 3,028 3,028 03-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 107.28 AUD ORD 311 311 03-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 107.28 AUD ORD 310 310 03-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 107.28 AUD ORD 1,519 1,519 03-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 107.28 AUD ORD 89 89 03-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 107.00 AUD ORD 94 94 03-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 107.28 AUD ORD 349 349 03-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 107.28 AUD ORD 189 189 03-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 107.25 AUD ORD -1,813 -1,813 03-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 107.25 AUD ORD -88 -88 03-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 107.27 AUD ORD 5,009 5,009 03-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 107.05 AUD ORD 410 410 03-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 107.05 AUD ORD -12,870 -12,870 03-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 107.05 AUD ORD 219 219 03-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 03-Jul-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -5,936 -5,936 03-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 138,546 138,546 03-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -210,425 -210,425 04-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 106.56 AUD ORD 2,161 2,161 04-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 106.20 AUD ORD 328 328 04-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 106.20 AUD ORD 2,689 2,689 04-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -83,486 -83,486 04-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 91,261 91,261 RIO page 45 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.93 AUD ORD 814 814 05-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.93 AUD ORD 364 364 05-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.93 AUD ORD 164 164 05-Jul-19 BlackRock Japan Co., Ltd. on mkt sell 103.93 AUD ORD -528 -528 05-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.93 AUD ORD 1,337 1,337 05-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,216 -4,216 05-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,460 18,460 08-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.91 AUD ORD 1,555 1,555 08-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.91 AUD ORD 814 814 08-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.91 AUD ORD -326 -326 08-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 102.91 AUD ORD 63 63 08-Jul-19 BlackRock Fund Advisors on mkt buy 102.91 AUD ORD 1,884 1,884 08-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.91 AUD ORD 3,328 3,328 08-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.91 AUD ORD 78 78 08-Jul-19 BlackRock Fund Advisors on mkt buy 102.91 AUD ORD 1,811 1,811 08-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.91 AUD ORD 364 364 08-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,120 -2,120 08-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,102 -7,102 08-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 41,616 41,616 09-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 104.35 AUD ORD 24,953 24,953 09-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.23 AUD ORD 1 1 09-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 104.23 AUD ORD 1 1 09-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 104.34 AUD ORD -1,919 -1,919 09-Jul-19 BlackRock Advisors, LLC on mkt sell 104.35 AUD ORD -813 -813 09-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 104.35 AUD ORD -1,453 -1,453 09-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 104.35 AUD ORD -549 -549 09-Jul-19 BlackRock International Limited on mkt buy 104.36 AUD ORD 1,394 1,394 09-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.36 AUD ORD 2,066 2,066 09-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 104.36 AUD ORD 744 744 09-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 104.36 AUD ORD 630 630 09-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 104.36 AUD ORD 209 209 09-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 104.35 AUD ORD -212 -212 09-Jul-19 BlackRock Japan Co., Ltd. on mkt sell 104.35 AUD ORD -332 -332 09-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 104.35 AUD ORD -714 -714 09-Jul-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -10,582 -10,582 09-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1 1 09-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 26,385 26,385 10-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.76 AUD ORD 2,245 2,245 10-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.68 AUD ORD 2,961 2,961 10-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.68 AUD ORD 1,213 1,213 10-Jul-19 BlackRock Investment Management, LLC on mkt buy 103.68 AUD ORD 464 464 10-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.68 AUD ORD 471 471 10-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.68 AUD ORD 367 367 10-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.68 AUD ORD 220 220 10-Jul-19 BlackRock Investment Management, LLC on mkt sell 103.70 AUD ORD -582 -582 10-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.68 AUD ORD 80 80 10-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.63 AUD ORD -423 -423 10-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.63 AUD ORD -439 -439 10-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.67 AUD ORD 693 693 10-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 103.67 AUD ORD 7,363 7,363 10-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.67 AUD ORD 153 153 10-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.67 AUD ORD 5,298 5,298 10-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 720 720 10-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 9,544 9,544 10-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -3,167 -3,167 11-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 104.44 AUD ORD 1,025 1,025 RIO page 46 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 104.43 AUD ORD -1,234 -1,234 11-Jul-19 BlackRock Advisors, LLC on mkt sell 104.43 AUD ORD -1,217 -1,217 11-Jul-19 BlackRock International Limited on mkt buy 104.44 AUD ORD 571 571 11-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 104.44 AUD ORD 1,201 1,201 11-Jul-19 BlackRock Advisors, LLC on mkt sell 104.43 AUD ORD -163 -163 11-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 104.43 AUD ORD -1,300 -1,300 11-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 104.43 AUD ORD -349 -349 11-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 104.44 AUD ORD 418 418 11-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 104.44 AUD ORD 282 282 11-Jul-19 BlackRock Asset Management Canada Limited on mkt sell 104.43 AUD ORD -295 -295 11-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 104.43 AUD ORD -700 -700 11-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 104.51 AUD ORD 51 51 11-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 720 720 11-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -42,953 -42,953 12-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.48 AUD ORD 212 212 12-Jul-19 BlackRock Advisors, LLC on mkt sell 103.47 AUD ORD -455 -455 12-Jul-19 BlackRock International Limited on mkt buy 103.48 AUD ORD 449 449 12-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.48 AUD ORD 2,025 2,025 12-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.48 AUD ORD 197 197 12-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.50 AUD ORD -13,669 -13,669 12-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.55 AUD ORD 5,088 5,088 12-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.55 AUD ORD 972 972 12-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 103.55 AUD ORD 7,438 7,438 12-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.55 AUD ORD 6,495 6,495 12-Jul-19 BlackRock Investment Management (UK) Limited on mkt sell 103.55 AUD ORD -308 -308 12-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 396 396 12-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,120 -2,120 12-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,610 -7,610 12-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -57,702 -57,702 15-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.91 AUD ORD 219 219 15-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.91 AUD ORD 1,045 1,045 15-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.91 AUD ORD -6,891 -6,891 15-Jul-19 BlackRock Fund Advisors on mkt buy 103.91 AUD ORD 668 668 15-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.91 AUD ORD 974 974 15-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 103.96 AUD ORD 6,858 6,858 15-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 32,664 32,664 15-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3,908 3,908 16-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.78 AUD ORD 833 833 16-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.80 AUD ORD 402 402 16-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.80 AUD ORD 3,365 3,365 16-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.80 AUD ORD 168 168 16-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 103.80 AUD ORD 205 205 16-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.80 AUD ORD 1,094 1,094 16-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.80 AUD ORD 386 386 16-Jul-19 BlackRock Investment Management, LLC on mkt buy 103.80 AUD ORD 142 142 16-Jul-19 BlackRock International Limited on mkt buy 103.80 AUD ORD 662 662 16-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.80 AUD ORD 4,696 4,696 16-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.80 AUD ORD 465 465 16-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.80 AUD ORD 7,373 7,373 16-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.80 AUD ORD 244 244 16-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.80 AUD ORD 1,190 1,190 RIO page 47 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 103.80 AUD ORD 641 641 16-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.25 AUD ORD 1,628 1,628 16-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 103.25 AUD ORD -1,083 -1,083 16-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 103.25 AUD ORD -242 -242 16-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.25 AUD ORD 153 153 16-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 103.25 AUD ORD 378 378 16-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,759 2,759 16-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,080 -2,080 16-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -82,557 -82,557 16-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 100,839 100,839 17-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.41 AUD ORD 1,751 1,751 17-Jul-19 BlackRock Investment Management, LLC on mkt sell 103.36 AUD ORD -616 -616 17-Jul-19 BlackRock Investment Management, LLC on mkt buy 102.45 AUD ORD 290 290 17-Jul-19 BlackRock Investment Management, LLC on mkt buy 103.41 AUD ORD 252 252 17-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.41 AUD ORD 138 138 17-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 103.41 AUD ORD 128 128 17-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.41 AUD ORD 235 235 17-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.41 AUD ORD 2,160 2,160 17-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 103.41 AUD ORD 1,308 1,308 17-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 103.41 AUD ORD 615 615 17-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.47 AUD ORD 1,242 1,242 17-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 103.68 AUD ORD 3,932 3,932 17-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.20 AUD ORD 1,632 1,632 17-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.20 AUD ORD 2,533 2,533 17-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.20 AUD ORD 2,354 2,354 17-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 103.20 AUD ORD 7,127 7,127 17-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.20 AUD ORD 2,092 2,092 17-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 103.20 AUD ORD 67 67 17-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.20 AUD ORD 175 175 17-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -508 -508 17-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 3,726 3,726 17-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -40,606 -40,606 18-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.73 AUD ORD 207 207 18-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.73 AUD ORD 163 163 18-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.73 AUD ORD 138 138 18-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.73 AUD ORD 1,116 1,116 18-Jul-19 BlackRock International Limited on mkt buy 102.73 AUD ORD 805 805 18-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.73 AUD ORD 3,416 3,416 18-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.73 AUD ORD 351 351 18-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.73 AUD ORD 1,292 1,292 18-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.73 AUD ORD 1,228 1,228 18-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.36 AUD ORD 1,559 1,559 18-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.36 AUD ORD 814 814 18-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.36 AUD ORD 1,628 1,628 18-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 102.36 AUD ORD 3,805 3,805 18-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.36 AUD ORD 411 411 18-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.36 AUD ORD 15,428 15,428 18-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 102.36 AUD ORD -1,400 -1,400 18-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 18-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,726 -3,726 18-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 55,598 55,598 18-Jul-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 5,401 5,401 18-Jul-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 38,186 38,186 RIO page 48 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.54 AUD ORD 248 248 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.54 AUD ORD 612 612 19-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.54 AUD ORD 473 473 19-Jul-19 BlackRock Investment Management (UK) Limited on mkt sell 102.06 AUD ORD -3,265 -3,265 19-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.54 AUD ORD 346 346 19-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 102.54 AUD ORD 252 252 19-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.54 AUD ORD 1,564 1,564 19-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.54 AUD ORD 521 521 19-Jul-19 BlackRock Investment Management, LLC on mkt buy 102.54 AUD ORD 323 323 19-Jul-19 BlackRock International Limited on mkt buy 102.54 AUD ORD 2,212 2,212 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.54 AUD ORD 8,778 8,778 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.54 AUD ORD 1,090 1,090 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.54 AUD ORD 3,486 3,486 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.54 AUD ORD 1,598 1,598 19-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 102.54 AUD ORD 273 273 19-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.32 AUD ORD 1,559 1,559 19-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 102.32 AUD ORD -364 -364 19-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 102.32 AUD ORD -492 -492 19-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.32 AUD ORD 332 332 19-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.32 AUD ORD 10,582 10,582 19-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.32 AUD ORD 332 332 19-Jul-19 BlackRock Investment Management (UK) Limited on mkt sell 102.32 AUD ORD -6,505 -6,505 19-Jul-19 BlackRock Fund Advisors on mkt buy 102.32 AUD ORD 3,153 3,153 19-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 102.32 AUD ORD 449 449 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.32 AUD ORD 900 900 19-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.32 AUD ORD 673 673 19-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,068 1,068 19-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,180 -3,180 19-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,528 2,528 19-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,028 5,028 19-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -80,780 -80,780 19-Jul-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -5,401 -5,401 19-Jul-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 9,814 9,814 22-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 102.82 AUD ORD 344 344 22-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 103.17 AUD ORD 77 77 22-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.17 AUD ORD 670 670 22-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.17 AUD ORD 2,752 2,752 22-Jul-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 283,339 283,339 22-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 472,690 472,690 23-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.72 AUD ORD 267 267 23-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.72 AUD ORD 1,671 1,671 23-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.72 AUD ORD 469 469 23-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.72 AUD ORD 247 247 23-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 102.72 AUD ORD 277 277 23-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.72 AUD ORD 1,851 1,851 23-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.72 AUD ORD 533 533 23-Jul-19 BlackRock Investment Management, LLC on mkt buy 102.72 AUD ORD 368 368 23-Jul-19 BlackRock International Limited on mkt buy 102.72 AUD ORD 1,264 1,264 23-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.72 AUD ORD 3,719 3,719 23-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.72 AUD ORD 480 480 RIO page 49 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.72 AUD ORD 333 333 23-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.72 AUD ORD 1,757 1,757 23-Jul-19 BlackRock Investment Management (UK) Limited on mkt sell 102.69 AUD ORD -1,187 -1,187 23-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.76 AUD ORD 77 77 23-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.76 AUD ORD 80 80 23-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 102.76 AUD ORD 204 204 23-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.76 AUD ORD 2,420 2,420 23-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 102.76 AUD ORD -203 -203 23-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.76 AUD ORD -3,713 -3,713 23-Jul-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -4,821 -4,821 23-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -438,072 -438,072 23-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 110 110 23-Jul-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -42,915 -42,915 24-Jul-19 BlackRock Investment Management, LLC on mkt buy 101.81 AUD ORD 759 759 24-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.81 AUD ORD 162 162 24-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 101.81 AUD ORD 81 81 24-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 101.81 AUD ORD 287 287 24-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 101.88 AUD ORD 2,555 2,555 24-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 101.81 AUD ORD 3,278 3,278 24-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 101.81 AUD ORD 183 183 24-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 101.81 AUD ORD 162 162 24-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 101.81 AUD ORD 1,540 1,540 24-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.81 AUD ORD 122 122 24-Jul-19 BlackRock Investment Management, LLC on mkt sell 103.01 AUD ORD -393 -393 24-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 101.81 AUD ORD 547 547 24-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.81 AUD ORD 383 383 24-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.63 AUD ORD 8,271 8,271 24-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.63 AUD ORD 1,828 1,828 24-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.63 AUD ORD 1,804 1,804 24-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.89 AUD ORD 732 732 24-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.89 AUD ORD 283 283 24-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 100.51 AUD ORD 815 815 24-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 100.51 AUD ORD -4,258 -4,258 24-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.51 AUD ORD 2,968 2,968 24-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,120 -2,120 24-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 99,376 99,376 24-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -73,575 -73,575 24-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -110 -110 24-Jul-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -5,085 -5,085 25-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.54 AUD ORD 1,047 1,047 25-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 2,125 2,125 25-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.54 AUD ORD 249 249 25-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.29 AUD ORD -565 -565 25-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,359 1,359 25-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,704 6,704 25-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -95,467 -95,467 25-Jul-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 66 66 26-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.96 AUD ORD 373 373 26-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.96 AUD ORD 449 449 26-Jul-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.57 AUD ORD 163 163 26-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.26 AUD ORD 1,296 1,296 RIO page 50 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.26 AUD ORD -4,160 -4,160 26-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.26 AUD ORD 162 162 26-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,909 -3,909 26-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -9 -9 26-Jul-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -66 -66 29-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.80 AUD ORD 418 418 29-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.78 AUD ORD 816 816 29-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.78 AUD ORD 837 837 29-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.78 AUD ORD 243 243 29-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.78 AUD ORD 648 648 29-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 98.78 AUD ORD -361 -361 29-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.78 AUD ORD -7,215 -7,215 29-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD 720 720 29-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 48,000 48,000 30-Jul-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 1,276 1,276 30-Jul-19 BlackRock Advisors, LLC on mkt buy 99.50 AUD ORD 782 782 30-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.50 AUD ORD 11 11 30-Jul-19 BlackRock Advisors, LLC on mkt buy 99.50 AUD ORD 8 8 30-Jul-19 BlackRock Advisors, LLC on mkt buy 99.50 AUD ORD 321 321 30-Jul-19 BlackRock Investment Management, LLC on mkt buy 99.50 AUD ORD 19 19 30-Jul-19 BlackRock Investment Management, LLC on mkt buy 99.50 AUD ORD 170 170 30-Jul-19 BlackRock Investment Management, LLC on mkt buy 99.50 AUD ORD 32 32 30-Jul-19 BlackRock (Singapore) Limited on mkt buy 99.50 AUD ORD 580 580 30-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.50 AUD ORD 11 11 30-Jul-19 BlackRock Investment Management, LLC on mkt buy 99.50 AUD ORD 45 45 30-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.22 AUD ORD 1,034 1,034 30-Jul-19 BlackRock Investment Management, LLC on mkt buy 99.20 AUD ORD 165 165 30-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.20 AUD ORD 2,735 2,735 30-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.20 AUD ORD 366 366 30-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 99.20 AUD ORD 311 311 30-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.20 AUD ORD 486 486 30-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 99.00 AUD ORD 213 213 30-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 99.00 AUD ORD 162 162 30-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 99.00 AUD ORD 164 164 30-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 99.00 AUD ORD 4,510 4,510 30-Jul-19 BlackRock Asset Management Canada Limited on mkt buy 99.00 AUD ORD 4,543 4,543 30-Jul-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.00 AUD ORD -1,116 -1,116 30-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 29 29 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 687 687 31-Jul-19 BlackRock Investment Management, LLC on mkt buy 98.95 AUD ORD 388 388 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 317 317 31-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.95 AUD ORD 188 188 31-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 98.95 AUD ORD 166 166 31-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 98.95 AUD ORD 226 226 31-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 98.94 AUD ORD 480 480 31-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 98.95 AUD ORD 1,881 1,881 31-Jul-19 BlackRock Japan Co., Ltd. on mkt buy 98.95 AUD ORD 971 971 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.95 AUD ORD 382 382 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 146 146 31-Jul-19 BlackRock Investment Management, LLC on mkt sell 98.93 AUD ORD -1,187 -1,187 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 7,427 7,427 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 319 319 31-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 98.95 AUD ORD 460 460 RIO page 51 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.95 AUD ORD 3,079 3,079 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.95 AUD ORD 5,441 5,441 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 318 318 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.95 AUD ORD 64 64 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.97 AUD ORD 2,086 2,086 31-Jul-19 BlackRock Investment Management (UK) Limited on mkt buy 98.65 AUD ORD 205 205 31-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.90 AUD ORD 814 814 31-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.90 AUD ORD 611 611 31-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.90 AUD ORD 196 196 31-Jul-19 BlackRock Advisors (UK) Limited on mkt buy 98.90 AUD ORD 1,464 1,464 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.90 AUD ORD 766 766 31-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 98.90 AUD ORD -4,435 -4,435 31-Jul-19 BlackRock Investment Management, LLC on mkt sell 98.90 AUD ORD -734 -734 31-Jul-19 BlackRock Fund Advisors on mkt buy 98.90 AUD ORD 2,380 2,380 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt sell 98.90 AUD ORD -32,092 -32,092 31-Jul-19 BlackRock Advisors (UK) Limited on mkt sell 98.90 AUD ORD -909 -909 31-Jul-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.90 AUD ORD 404 404 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.90 AUD ORD 343 343 31-Jul-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.90 AUD ORD 165 165 31-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -8,940 -8,940 31-Jul-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,180 -3,180 31-Jul-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 79,165 79,165 31-Jul-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -40,939 -40,939 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 220 220 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 815 815 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 226 226 01-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 97.59 AUD ORD 478 478 01-Aug-19 BlackRock Advisors, LLC on mkt buy 97.59 AUD ORD 1,714 1,714 01-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.59 AUD ORD 242 242 01-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 97.59 AUD ORD 220 220 01-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.59 AUD ORD 1,321 1,321 01-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.59 AUD ORD 455 455 01-Aug-19 BlackRock Investment Management, LLC on mkt buy 97.59 AUD ORD 528 528 01-Aug-19 BlackRock International Limited on mkt buy 97.59 AUD ORD 1,148 1,148 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 226 226 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 5,688 5,688 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 626 626 01-Aug-19 BlackRock Advisors, LLC on mkt buy 97.59 AUD ORD 359 359 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 6,451 6,451 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 838 838 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 1,294 1,294 01-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 97.59 AUD ORD 551 551 01-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 97.59 AUD ORD 376 376 01-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.59 AUD ORD 309 309 01-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 97.59 AUD ORD 1,590 1,590 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 1,812 1,812 01-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.59 AUD ORD 839 839 RIO page 52 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.81 AUD ORD 1,375 1,375 01-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 97.81 AUD ORD -1,836 -1,836 01-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 97.81 AUD ORD 1,609 1,609 01-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 97.81 AUD ORD 2,370 2,370 01-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 97.81 AUD ORD -5,906 -5,906 01-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 29,253 29,253 01-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 75,265 75,265 01-Aug-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -31,182 -31,182 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 202 202 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 374 374 02-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.51 AUD ORD 304 304 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 315 315 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 221 221 02-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 94.51 AUD ORD 893 893 02-Aug-19 BlackRock Advisors, LLC on mkt buy 94.51 AUD ORD 1,492 1,492 02-Aug-19 BlackRock Advisors, LLC on mkt buy 94.51 AUD ORD 224 224 02-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.51 AUD ORD 190 190 02-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 94.51 AUD ORD 428 428 02-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.51 AUD ORD 1,871 1,871 02-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.51 AUD ORD 657 657 02-Aug-19 BlackRock Investment Management, LLC on mkt buy 94.51 AUD ORD 343 343 02-Aug-19 BlackRock International Limited on mkt buy 94.51 AUD ORD 1,767 1,767 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 228 228 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 3,634 3,634 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 396 396 02-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.51 AUD ORD 348 348 02-Aug-19 BlackRock Advisors, LLC on mkt buy 94.51 AUD ORD 415 415 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 7,116 7,116 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 934 934 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 1,689 1,689 02-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 94.51 AUD ORD 370 370 02-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 94.51 AUD ORD 290 290 02-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.51 AUD ORD 172 172 02-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 94.51 AUD ORD 1,374 1,374 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 1,604 1,604 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.51 AUD ORD 849 849 02-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.77 AUD ORD 1,375 1,375 02-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 94.77 AUD ORD 1,073 1,073 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.77 AUD ORD 10,380 10,380 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.77 AUD ORD 16,959 16,959 02-Aug-19 BlackRock Investment Management, LLC on mkt sell 94.77 AUD ORD -710 -710 02-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.77 AUD ORD 1,035 1,035 02-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -95,094 -95,094 02-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 7,425 7,425 05-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.21 AUD ORD 546 546 05-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.21 AUD ORD 579 579 05-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.49 AUD ORD 1,375 1,375 RIO page 53 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.49 AUD ORD -8,768 -8,768 05-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 91.49 AUD ORD -155 -155 05-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,980 -2,980 05-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,348 1,348 05-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -13,353 -13,353 05-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -163,644 -163,644 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.98 AUD ORD 668 668 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 347 347 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 756 756 06-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 91.34 AUD ORD 488 488 06-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.98 AUD ORD 603 603 06-Aug-19 BlackRock Investment Management, LLC on mkt buy 91.34 AUD ORD 819 819 06-Aug-19 BlackRock International Limited on mkt buy 91.34 AUD ORD 479 479 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 9,817 9,817 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 566 566 06-Aug-19 BlackRock Advisors, LLC on mkt buy 91.34 AUD ORD 728 728 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 14,849 14,849 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 2,079 2,079 06-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.34 AUD ORD 583 583 06-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 91.34 AUD ORD 2,906 2,906 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.34 AUD ORD 2,926 2,926 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.35 AUD ORD -481 -481 06-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.35 AUD ORD -1,674 -1,674 06-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.34 AUD ORD 195 195 06-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.39 AUD ORD 2,968 2,968 06-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 91.39 AUD ORD 814 814 06-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 91.39 AUD ORD 198 198 06-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 91.39 AUD ORD -729 -729 06-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 91.39 AUD ORD -363 -363 06-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 91.39 AUD ORD -249 -249 06-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 91.39 AUD ORD -891 -891 06-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 91.39 AUD ORD -432 -432 06-Aug-19 BlackRock Fund Advisors on mkt buy 91.39 AUD ORD 1,320 1,320 07-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -395 -395 07-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 89.97 AUD ORD 32,802 32,802 07-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 89.99 AUD ORD -601 -601 07-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 89.99 AUD ORD -751 -751 07-Aug-19 BlackRock Investment Management, LLC on mkt sell 89.99 AUD ORD -1,204 -1,204 07-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 90.00 AUD ORD 365 365 07-Aug-19 BlackRock Japan Co., Ltd. on mkt buy 90.00 AUD ORD 281 281 07-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.87 AUD ORD 244 244 07-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 90.00 AUD ORD 1,063 1,063 07-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.87 AUD ORD 2,120 2,120 07-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.87 AUD ORD 5,628 5,628 07-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.00 AUD ORD 533 533 07-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 90.00 AUD ORD 161 161 07-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.00 AUD ORD 144 144 07-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.85 AUD ORD 1,026 1,026 07-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.70 AUD ORD -13,747 -13,747 RIO page 54 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.70 AUD ORD -3,555 -3,555 07-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.70 AUD ORD -3,537 -3,537 07-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 89.50 AUD ORD -324 -324 07-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 89.50 AUD ORD -747 -747 07-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 89.50 AUD ORD 50 50 07-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 89.50 AUD ORD -249 -249 07-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 89.50 AUD ORD 3,476 3,476 07-Aug-19 BlackRock Investment Management, LLC on mkt buy 89.50 AUD ORD 230 230 07-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 89.50 AUD ORD 92 92 07-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.50 AUD ORD 183 183 08-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.90 AUD ORD -1,560 -1,560 08-Aug-19 BlackRock Advisors, LLC on mkt sell 87.90 AUD ORD -259 -259 08-Aug-19 BlackRock Investment Management, LLC on mkt buy 87.92 AUD ORD 234 234 08-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.90 AUD ORD -819 -819 08-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.90 AUD ORD -480 -480 08-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.92 AUD ORD 2,128 2,128 08-Aug-19 BlackRock Investment Management, LLC on mkt buy 86.45 AUD ORD 202 202 08-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 87.92 AUD ORD 299 299 08-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.90 AUD ORD -2,416 -2,416 08-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 88.52 AUD ORD -985 -985 08-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 88.52 AUD ORD -985 -985 08-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 88.52 AUD ORD -214 -214 08-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 88.52 AUD ORD -168 -168 08-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 88.52 AUD ORD -362 -362 08-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 88.52 AUD ORD 1,263 1,263 08-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 88.52 AUD ORD 805 805 08-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 88.52 AUD ORD 226 226 08-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 88.52 AUD ORD 1,125 1,125 08-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 720 720 08-Aug-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -74,941 -74,941 09-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.19 AUD ORD -417 -417 09-Aug-19 BlackRock Investment Management (UK) Limited on mkt sell 88.80 AUD ORD -3,957 -3,957 09-Aug-19 BlackRock Advisors, LLC on mkt sell 88.19 AUD ORD -281 -281 09-Aug-19 BlackRock Investment Management, LLC on mkt buy 88.20 AUD ORD 203 203 09-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.19 AUD ORD -472 -472 09-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 88.19 AUD ORD -385 -385 09-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.19 AUD ORD -1,562 -1,562 09-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.69 AUD ORD 3,392 3,392 09-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.69 AUD ORD 1,376 1,376 09-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 87.69 AUD ORD 728 728 09-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.69 AUD ORD 5,057 5,057 09-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.69 AUD ORD 5,383 5,383 09-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 112 112 12-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.28 AUD ORD -314 -314 12-Aug-19 BlackRock Fund Advisors on mkt buy 85.28 AUD ORD 2,304 2,304 12-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,916 -5,916 13-Aug-19 BlackRock Fund Advisors on mkt buy 85.50 AUD ORD 302 302 13-Aug-19 BlackRock Advisors, LLC on mkt sell 85.57 AUD ORD -2,857 -2,857 13-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.57 AUD ORD -137 -137 13-Aug-19 BlackRock Advisors, LLC on mkt sell 85.57 AUD ORD -19 -19 RIO page 55 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Aug-19 BlackRock Advisors, LLC on mkt sell 85.57 AUD ORD -869 -869 13-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.57 AUD ORD -41 -41 13-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.57 AUD ORD -383 -383 13-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.57 AUD ORD -62 -62 13-Aug-19 BlackRock (Singapore) Limited on mkt sell 85.57 AUD ORD -1,579 -1,579 13-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 85.57 AUD ORD -55 -55 13-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.57 AUD ORD -95 -95 13-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 85.73 AUD ORD -2,484 -2,484 13-Aug-19 BlackRock Advisors, LLC on mkt sell 85.73 AUD ORD -304 -304 13-Aug-19 BlackRock Advisors, LLC on mkt sell 85.73 AUD ORD -312 -312 13-Aug-19 BlackRock Investment Management, LLC on mkt buy 85.74 AUD ORD 173 173 13-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -847 -847 13-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.73 AUD ORD -428 -428 13-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -982 -982 13-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 85.80 AUD ORD 815 815 13-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.80 AUD ORD -984 -984 13-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 85.80 AUD ORD 2,445 2,445 13-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 85.80 AUD ORD 611 611 13-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 85.80 AUD ORD 7,846 7,846 13-Aug-19 BlackRock Fund Advisors on mkt buy 85.80 AUD ORD 7,077 7,077 13-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.80 AUD ORD -1,302 -1,302 13-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.80 AUD ORD -6,228 -6,228 13-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,136 -2,136 13-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 56 56 14-Aug-19 BlackRock Investment Management (UK) Limited on mkt sell 88.42 AUD ORD -5,067 -5,067 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.89 AUD ORD 4,234 4,234 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.88 AUD ORD 5,643 5,643 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.88 AUD ORD 7,473 7,473 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.88 AUD ORD 626 626 14-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.87 AUD ORD -9,982 -9,982 14-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.87 AUD ORD -1,625 -1,625 14-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.87 AUD ORD -1,617 -1,617 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.94 AUD ORD 2,752 2,752 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.94 AUD ORD 1,343 1,343 14-Aug-19 BlackRock Investment Management, LLC on mkt buy 87.94 AUD ORD 260 260 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.94 AUD ORD 942 942 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.94 AUD ORD 791 791 14-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.94 AUD ORD 422 422 14-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 87.94 AUD ORD 1,886 1,886 14-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 87.94 AUD ORD -436 -436 14-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.89 AUD ORD -2,755 -2,755 14-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.89 AUD ORD -180 -180 14-Aug-19 BlackRock Investment Management, LLC on mkt sell 87.89 AUD ORD -220 -220 14-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 87.89 AUD ORD -970 -970 14-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 87.89 AUD ORD -1,231 -1,231 14-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 87.89 AUD ORD -1,495 -1,495 14-Aug-19 BlackRock Investment Management, LLC on mkt sell 87.89 AUD ORD -874 -874 14-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -624 -624 14-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,958 -2,958 14-Aug-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -773 -773 14-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 42,820 42,820 RIO page 56 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -717 -717 15-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.72 AUD ORD -402 -402 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -2,796 -2,796 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -990 -990 15-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.73 AUD ORD -1,643 -1,643 15-Aug-19 BlackRock Advisors, LLC on mkt sell 85.73 AUD ORD -4,704 -4,704 15-Aug-19 BlackRock Advisors, LLC on mkt sell 85.73 AUD ORD -2,009 -2,009 15-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 85.73 AUD ORD -727 -727 15-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.73 AUD ORD -9,336 -9,336 15-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.73 AUD ORD -3,062 -3,062 15-Aug-19 BlackRock International Limited on mkt sell 85.73 AUD ORD -1,574 -1,574 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -1,774 -1,774 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -2,312 -2,312 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -316 -316 15-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.73 AUD ORD -3,119 -3,119 15-Aug-19 BlackRock Advisors, LLC on mkt sell 85.73 AUD ORD -434 -434 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -4,209 -4,209 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -1,363 -1,363 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -8,157 -8,157 15-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.73 AUD ORD -3,286 -3,286 15-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.73 AUD ORD -2,591 -2,591 15-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.73 AUD ORD -454 -454 15-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 85.73 AUD ORD -926 -926 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -8,444 -8,444 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.73 AUD ORD -7,936 -7,936 15-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.60 AUD ORD -420 -420 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.79 AUD ORD -1,771 -1,771 15-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.79 AUD ORD -115 -115 15-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 85.79 AUD ORD -110 -110 15-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.60 AUD ORD -420 -420 15-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.60 AUD ORD 3,064 3,064 15-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,482 4,482 15-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,670 1,670 15-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 240 240 15-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 19,152 19,152 15-Aug-19 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 3 3 15-Aug-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10 10 15-Aug-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,219 1,219 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -1,192 -1,192 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -498 -498 16-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.80 AUD ORD -258 -258 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -1,874 -1,874 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -582 -582 16-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.82 AUD ORD -794 -794 16-Aug-19 BlackRock Advisors, LLC on mkt sell 84.82 AUD ORD -2,422 -2,422 16-Aug-19 BlackRock Advisors, LLC on mkt sell 84.82 AUD ORD -1,305 -1,305 16-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.82 AUD ORD -503 -503 RIO page 57 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.82 AUD ORD -5,688 -5,688 16-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.82 AUD ORD -1,891 -1,891 16-Aug-19 BlackRock International Limited on mkt sell 84.82 AUD ORD -1,210 -1,210 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -1,155 -1,155 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -215 -215 16-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.82 AUD ORD -1,742 -1,742 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -2,226 -2,226 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -542 -542 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -4,903 -4,903 16-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.82 AUD ORD -1,069 -1,069 16-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.82 AUD ORD -832 -832 16-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.82 AUD ORD -247 -247 16-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.82 AUD ORD -504 -504 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -3,923 -3,923 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.82 AUD ORD -3,643 -3,643 16-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 84.75 AUD ORD 1,000 1,000 16-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 84.72 AUD ORD 611 611 16-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.72 AUD ORD -7,738 -7,738 16-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.72 AUD ORD -2,781 -2,781 16-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,272 -4,272 16-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,005 1,005 16-Aug-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,250 2,250 16-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 26,207 26,207 16-Aug-19 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -3 -3 16-Aug-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -10 -10 16-Aug-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 17,406 17,406 19-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.97 AUD ORD -925 -925 19-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.97 AUD ORD -288 -288 19-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 85.26 AUD ORD 1,340 1,340 19-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 84.96 AUD ORD 6,679 6,679 19-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 84.96 AUD ORD 7,957 7,957 19-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 84.96 AUD ORD 523 523 19-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 84.96 AUD ORD 502 502 19-Aug-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,250 -2,250 19-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -35,968 -35,968 19-Aug-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -18,625 -18,625 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -1,258 -1,258 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -577 -577 20-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.91 AUD ORD -245 -245 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -1,619 -1,619 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -951 -951 20-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.35 AUD ORD -1,081 -1,081 20-Aug-19 BlackRock Advisors, LLC on mkt sell 85.35 AUD ORD -2,006 -2,006 20-Aug-19 BlackRock Advisors, LLC on mkt sell 85.35 AUD ORD -1,209 -1,209 20-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 85.35 AUD ORD -565 -565 20-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.35 AUD ORD -5,388 -5,388 RIO page 58 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.35 AUD ORD -2,123 -2,123 20-Aug-19 BlackRock International Limited on mkt sell 85.35 AUD ORD -1,400 -1,400 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -820 -820 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -186 -186 20-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.35 AUD ORD -1,400 -1,400 20-Aug-19 BlackRock Advisors, LLC on mkt sell 85.35 AUD ORD -398 -398 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -6,429 -6,429 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -1,309 -1,309 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -4,796 -4,796 20-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.35 AUD ORD -1,263 -1,263 20-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.35 AUD ORD -1,005 -1,005 20-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.35 AUD ORD -600 -600 20-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 85.35 AUD ORD -1,389 -1,389 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -4,696 -4,696 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.35 AUD ORD -3,375 -3,375 20-Aug-19 BlackRock Advisors, LLC on mkt sell 85.07 AUD ORD -2,855 -2,855 20-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.07 AUD ORD -139 -139 20-Aug-19 BlackRock Advisors, LLC on mkt sell 85.07 AUD ORD -20 -20 20-Aug-19 BlackRock Advisors, LLC on mkt sell 85.07 AUD ORD -880 -880 20-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.07 AUD ORD -42 -42 20-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.07 AUD ORD -389 -389 20-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.07 AUD ORD -62 -62 20-Aug-19 BlackRock (Singapore) Limited on mkt sell 85.07 AUD ORD -1,583 -1,583 20-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 85.07 AUD ORD -53 -53 20-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.07 AUD ORD -99 -99 20-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.44 AUD ORD 8,100 8,100 20-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.83 AUD ORD 3,400 3,400 20-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.83 AUD ORD 167 167 20-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.83 AUD ORD 205 205 20-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,229 5,229 20-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 238,068 238,068 21-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.11 AUD ORD -731 -731 21-Aug-19 BlackRock Investment Management, LLC on mkt sell 84.11 AUD ORD -244 -244 21-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 84.11 AUD ORD -2,070 -2,070 21-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 84.11 AUD ORD -265 -265 21-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 84.11 AUD ORD -439 -439 21-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 84.11 AUD ORD -541 -541 21-Aug-19 BlackRock Fund Advisors on mkt buy 85.73 AUD ORD 310 310 21-Aug-19 BlackRock Investment Management, LLC on mkt sell 84.11 AUD ORD -329 -329 21-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 84.15 AUD ORD 599 599 21-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 84.15 AUD ORD 739 739 21-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.85 AUD ORD -5,551 -5,551 21-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.85 AUD ORD -1,269 -1,269 21-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.85 AUD ORD -1,250 -1,250 21-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 83.70 AUD ORD 1,275 1,275 21-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 83.70 AUD ORD 818 818 21-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.70 AUD ORD -4,054 -4,054 21-Aug-19 BlackRock Asset Management Canada Limited on mkt buy 83.70 AUD ORD 87 87 21-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,136 -2,136 21-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 123,897 123,897 RIO page 59 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 84.33 AUD ORD 3,418 3,418 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.32 AUD ORD -489 -489 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -421 -421 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -1,212 -1,212 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -625 -625 22-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.33 AUD ORD -829 -829 22-Aug-19 BlackRock Advisors, LLC on mkt sell 84.32 AUD ORD -1,216 -1,216 22-Aug-19 BlackRock Advisors, LLC on mkt sell 84.33 AUD ORD -828 -828 22-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.38 AUD ORD -420 -420 22-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.32 AUD ORD -3,029 -3,029 22-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.33 AUD ORD -1,202 -1,202 22-Aug-19 BlackRock International Limited on mkt sell 84.33 AUD ORD -1,215 -1,215 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -680 -680 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -1,547 -1,547 22-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.33 AUD ORD -898 -898 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.32 AUD ORD -4,636 -4,636 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -873 -873 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -2,552 -2,552 22-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.33 AUD ORD -1,254 -1,254 22-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.33 AUD ORD -992 -992 22-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.33 AUD ORD -798 -798 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -2,565 -2,565 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -1,944 -1,944 22-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.33 AUD ORD -196 -196 22-Aug-19 BlackRock Advisors, LLC on mkt sell 84.32 AUD ORD -286 -286 22-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.32 AUD ORD -357 -357 22-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.21 AUD ORD -420 -420 22-Aug-19 BlackRock Investment Management (Australia) Limited on mkt sell 84.21 AUD ORD -539 -539 22-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,723 6,723 22-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,352 -3,352 22-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 6,770 6,770 22-Aug-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 40,520 40,520 22-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -162,407 -162,407 22-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 8,887 8,887 22-Aug-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 22,710 22,710 22-Aug-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 66,692 66,692 22-Aug-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,575 1,575 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -611 -611 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -434 -434 23-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.52 AUD ORD -273 -273 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -1,130 -1,130 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -522 -522 23-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.57 AUD ORD -824 -824 23-Aug-19 BlackRock Advisors, LLC on mkt sell 84.57 AUD ORD -797 -797 23-Aug-19 BlackRock Advisors, LLC on mkt sell 84.57 AUD ORD -691 -691 23-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.57 AUD ORD -413 -413 23-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.57 AUD ORD -2,370 -2,370 RIO page 60 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.57 AUD ORD -969 -969 23-Aug-19 BlackRock International Limited on mkt sell 84.57 AUD ORD -1,344 -1,344 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -483 -483 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -1,412 -1,412 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -198 -198 23-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.57 AUD ORD -828 -828 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -3,214 -3,214 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -468 -468 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -2,094 -2,094 23-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.57 AUD ORD -1,219 -1,219 23-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 84.57 AUD ORD -948 -948 23-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 84.57 AUD ORD -254 -254 23-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 84.57 AUD ORD -576 -576 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -1,873 -1,873 23-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 84.57 AUD ORD -1,316 -1,316 23-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.00 AUD ORD 2,125 2,125 23-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.00 AUD ORD 167 167 23-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.00 AUD ORD -1,607 -1,607 23-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -7,441 -7,441 23-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6,770 -6,770 23-Aug-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -40,520 -40,520 23-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -251,769 -251,769 23-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -8,887 -8,887 23-Aug-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -22,710 -22,710 23-Aug-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -66,692 -66,692 23-Aug-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,575 -1,575 26-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 82.88 AUD ORD -307 -307 26-Aug-19 BlackRock Investment Management, LLC on mkt buy 82.80 AUD ORD 356 356 26-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 82.78 AUD ORD -3,133 -3,133 26-Aug-19 BlackRock (Singapore) Limited on mkt sell 82.78 AUD ORD -1,396 -1,396 26-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 480 480 26-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 480 480 26-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,189 -3,189 26-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,210 2,210 26-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 86,788 86,788 27-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 83.57 AUD ORD 550 550 27-Aug-19 BlackRock Advisors, LLC on mkt buy 82.99 AUD ORD 1,625 1,625 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 82.99 AUD ORD 82 82 27-Aug-19 BlackRock Advisors, LLC on mkt buy 82.99 AUD ORD 12 12 27-Aug-19 BlackRock Advisors, LLC on mkt buy 82.99 AUD ORD 507 507 27-Aug-19 BlackRock Investment Management, LLC on mkt buy 82.99 AUD ORD 24 24 27-Aug-19 BlackRock Investment Management, LLC on mkt buy 82.99 AUD ORD 223 223 27-Aug-19 BlackRock Investment Management, LLC on mkt buy 82.99 AUD ORD 36 36 27-Aug-19 BlackRock (Singapore) Limited on mkt buy 82.99 AUD ORD 910 910 27-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 82.99 AUD ORD 29 29 27-Aug-19 BlackRock Investment Management, LLC on mkt buy 82.99 AUD ORD 57 57 27-Aug-19 BlackRock Japan Co., Ltd. on mkt buy 83.56 AUD ORD 489 489 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.22 AUD ORD -55 -55 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -1 -1 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -4 -4 RIO page 61 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -2 -2 27-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 83.52 AUD ORD -3 -3 27-Aug-19 BlackRock Advisors, LLC on mkt sell 83.52 AUD ORD -2 -2 27-Aug-19 BlackRock Advisors, LLC on mkt sell 83.52 AUD ORD -2 -2 27-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 83.52 AUD ORD -1 -1 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.52 AUD ORD -6 -6 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.52 AUD ORD -3 -3 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -3 -3 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -5 -5 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.52 AUD ORD -3 -3 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -10 -10 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -1 -1 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -6 -6 27-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 83.52 AUD ORD -5 -5 27-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 83.52 AUD ORD -4 -4 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.52 AUD ORD -1 -1 27-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 83.52 AUD ORD -2 -2 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -5 -5 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.52 AUD ORD -5 -5 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -385 -385 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -446 -446 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -1,205 -1,205 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -583 -583 27-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 83.62 AUD ORD -901 -901 27-Aug-19 BlackRock Advisors, LLC on mkt sell 83.62 AUD ORD -723 -723 27-Aug-19 BlackRock Advisors, LLC on mkt sell 83.62 AUD ORD -582 -582 27-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 83.62 AUD ORD -465 -465 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.62 AUD ORD -2,000 -2,000 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.62 AUD ORD -779 -779 27-Aug-19 BlackRock International Limited on mkt sell 83.62 AUD ORD -1,402 -1,402 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -828 -828 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -1,661 -1,661 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -186 -186 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.62 AUD ORD -901 -901 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -2,948 -2,948 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -429 -429 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -1,809 -1,809 27-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 83.62 AUD ORD -1,467 -1,467 27-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 83.62 AUD ORD -1,119 -1,119 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.62 AUD ORD -292 -292 27-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 83.62 AUD ORD -531 -531 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -1,521 -1,521 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.62 AUD ORD -1,480 -1,480 27-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.53 AUD ORD -287 -287 RIO page 62 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 83.76 AUD ORD 1,376 1,376 27-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 83.76 AUD ORD 774 774 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.76 AUD ORD -346 -346 27-Aug-19 BlackRock International Limited on mkt buy 83.76 AUD ORD 1,093 1,093 27-Aug-19 BlackRock Investment Management (UK) Limited on mkt sell 83.76 AUD ORD -75 -75 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -154 -154 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -118 -118 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -68 -68 27-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 83.76 AUD ORD 3,316 3,316 27-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 83.76 AUD ORD 553 553 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -1,256 -1,256 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.76 AUD ORD -238 -238 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.76 AUD ORD -247 -247 27-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 83.76 AUD ORD 2,070 2,070 27-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 83.76 AUD ORD -290 -290 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -146 -146 27-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 83.76 AUD ORD -302 -302 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.76 AUD ORD -4,069 -4,069 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -1,806 -1,806 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -1,385 -1,385 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -797 -797 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 83.76 AUD ORD 15,474 15,474 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.76 AUD ORD -2,797 -2,797 27-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 83.76 AUD ORD -2,903 -2,903 27-Aug-19 BlackRock Fund Advisors on mkt sell 83.76 AUD ORD -1,717 -1,717 27-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 162 162 27-Aug-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,210 -2,210 27-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 32,873 32,873 28-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.23 AUD ORD -435 -435 28-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.23 AUD ORD -473 -473 28-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.23 AUD ORD -75 -75 28-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 85.05 AUD ORD -1,656 -1,656 28-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 85.23 AUD ORD -283 -283 28-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 85.23 AUD ORD -559 -559 28-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 85.23 AUD ORD -671 -671 28-Aug-19 BlackRock Japan Co., Ltd. on mkt sell 85.23 AUD ORD -231 -231 28-Aug-19 BlackRock Investment Management, LLC on mkt sell 85.23 AUD ORD -374 -374 28-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.40 AUD ORD 928 928 28-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.40 AUD ORD 45 45 28-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.40 AUD ORD 1,250 1,250 28-Aug-19 BlackRock Investment Management (UK) Limited on mkt buy 84.84 AUD ORD 1,075 1,075 28-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.83 AUD ORD -68 -68 28-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.83 AUD ORD -1,682 -1,682 28-Aug-19 BlackRock Investment Management, LLC on mkt buy 85.83 AUD ORD 2,009 2,009 28-Aug-19 BlackRock Investment Management, LLC on mkt buy 85.83 AUD ORD 953 953 28-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -12,744 -12,744 28-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 28-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,011 1,011 28-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,248 -4,248 28-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 674 674 28-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 622,775 622,775 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -404 -404 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -470 -470 RIO page 63 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.69 AUD ORD -353 -353 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -1,393 -1,393 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -759 -759 29-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.69 AUD ORD -1,029 -1,029 29-Aug-19 BlackRock Advisors, LLC on mkt sell 85.69 AUD ORD -988 -988 29-Aug-19 BlackRock Advisors, LLC on mkt sell 85.69 AUD ORD -565 -565 29-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.69 AUD ORD -242 -242 29-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 85.69 AUD ORD -495 -495 29-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.69 AUD ORD -3,374 -3,374 29-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.69 AUD ORD -1,302 -1,302 29-Aug-19 BlackRock International Limited on mkt sell 85.69 AUD ORD -1,632 -1,632 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -886 -886 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -2,779 -2,779 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -248 -248 29-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.69 AUD ORD -574 -574 29-Aug-19 BlackRock Fund Advisors on mkt buy 86.62 AUD ORD 346 346 29-Aug-19 BlackRock Advisors, LLC on mkt sell 85.69 AUD ORD -239 -239 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -3,333 -3,333 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -511 -511 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -2,984 -2,984 29-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.69 AUD ORD -2,993 -2,993 29-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.69 AUD ORD -2,392 -2,392 29-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 85.69 AUD ORD -370 -370 29-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 85.69 AUD ORD -618 -618 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -2,444 -2,444 29-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 85.69 AUD ORD -1,698 -1,698 29-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 85.68 AUD ORD 4,128 4,128 29-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.68 AUD ORD -989 -989 29-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 85.68 AUD ORD -363 -363 29-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 29-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -628,596 -628,596 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -478 -478 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -168 -168 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -376 -376 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -1,219 -1,219 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -356 -356 30-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 87.42 AUD ORD -753 -753 30-Aug-19 BlackRock Advisors, LLC on mkt sell 87.42 AUD ORD -893 -893 30-Aug-19 BlackRock Advisors, LLC on mkt sell 87.42 AUD ORD -402 -402 30-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.42 AUD ORD -2,334 -2,334 30-Aug-19 BlackRock International Limited on mkt sell 87.42 AUD ORD -1,387 -1,387 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -731 -731 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -1,878 -1,878 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -227 -227 30-Aug-19 BlackRock Advisors, LLC on mkt sell 87.42 AUD ORD -237 -237 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -531 -531 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -2,025 -2,025 RIO page 64 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 87.42 AUD ORD -942 -942 30-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 87.42 AUD ORD -712 -712 30-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.42 AUD ORD -213 -213 30-Aug-19 BlackRock Asset Management Canada Limited on mkt sell 87.42 AUD ORD -651 -651 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -2,301 -2,301 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.42 AUD ORD -1,674 -1,674 30-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.37 AUD ORD -270 -270 30-Aug-19 BlackRock Japan Co., Ltd. on mkt buy 87.34 AUD ORD 441 441 30-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.58 AUD ORD 484 484 30-Aug-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.58 AUD ORD 334 334 30-Aug-19 BlackRock Investment Management (UK) Limited on mkt sell 87.58 AUD ORD -494 -494 30-Aug-19 BlackRock Advisors (UK) Limited on mkt buy 87.58 AUD ORD 170 170 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.58 AUD ORD 8,112 8,112 30-Aug-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 87.58 AUD ORD 868 868 30-Aug-19 BlackRock Investment Management, LLC on mkt buy 87.58 AUD ORD 241 241 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.58 AUD ORD 4,742 4,742 30-Aug-19 BlackRock Advisors (UK) Limited on mkt sell 87.58 AUD ORD -2,561 -2,561 30-Aug-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.58 AUD ORD 2,107 2,107 30-Aug-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,024 2,024 30-Aug-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 6,669 6,669 30-Aug-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -15,698 -15,698 02-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.43 AUD ORD -208 -208 02-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 88.83 AUD ORD 1,193 1,193 02-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3,157 3,157 03-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 88.57 AUD ORD 1,097 1,097 03-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 88.15 AUD ORD 2,550 2,550 03-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 88.15 AUD ORD -6,568 -6,568 03-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 88.15 AUD ORD -850 -850 03-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 88.15 AUD ORD 7,812 7,812 03-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 88.15 AUD ORD 68 68 03-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 88.15 AUD ORD -362 -362 03-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 88.15 AUD ORD 340 340 03-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 129,285 129,285 04-Sep-19 BlackRock Advisors, LLC on mkt buy 87.13 AUD ORD 682 682 04-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.13 AUD ORD 35 35 04-Sep-19 BlackRock Advisors, LLC on mkt buy 87.13 AUD ORD 5 5 04-Sep-19 BlackRock Advisors, LLC on mkt buy 87.13 AUD ORD 218 218 04-Sep-19 BlackRock Investment Management, LLC on mkt buy 87.13 AUD ORD 11 11 04-Sep-19 BlackRock Investment Management, LLC on mkt buy 87.13 AUD ORD 97 97 04-Sep-19 BlackRock Investment Management, LLC on mkt buy 87.13 AUD ORD 16 16 04-Sep-19 BlackRock (Singapore) Limited on mkt buy 87.13 AUD ORD 398 398 04-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.13 AUD ORD 8 8 04-Sep-19 BlackRock Investment Management, LLC on mkt buy 87.13 AUD ORD 25 25 04-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.85 AUD ORD -1,858 -1,858 04-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.85 AUD ORD -152 -152 04-Sep-19 BlackRock Investment Management, LLC on mkt sell 87.85 AUD ORD -686 -686 04-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 87.91 AUD ORD -3,080 -3,080 04-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 87.85 AUD ORD -3,400 -3,400 04-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 87.85 AUD ORD -738 -738 04-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 87.85 AUD ORD -873 -873 04-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 87.85 AUD ORD -1,762 -1,762 04-Sep-19 BlackRock Investment Management (UK) Limited on mkt sell 87.85 AUD ORD -1,337 -1,337 04-Sep-19 BlackRock Investment Management, LLC on mkt sell 87.85 AUD ORD -329 -329 RIO page 65 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.06 AUD ORD -137 -137 04-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 88.41 AUD ORD -3,288 -3,288 04-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 88.41 AUD ORD 78 78 04-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 88.41 AUD ORD 50 50 04-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 88.41 AUD ORD 1,157 1,157 04-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 88.41 AUD ORD 399 399 04-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,258 -1,258 04-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,685 1,685 04-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 20,040 20,040 04-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,010 5,010 04-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 04-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 6,734 6,734 05-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.12 AUD ORD -1,391 -1,391 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -6,736 -6,736 05-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.13 AUD ORD -4,314 -4,314 05-Sep-19 BlackRock Advisors, LLC on mkt sell 90.13 AUD ORD -3,636 -3,636 05-Sep-19 BlackRock Advisors, LLC on mkt sell 90.13 AUD ORD -2,655 -2,655 05-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.13 AUD ORD -14,652 -14,652 05-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.13 AUD ORD -5,813 -5,813 05-Sep-19 BlackRock International Limited on mkt sell 90.13 AUD ORD -8,027 -8,027 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -3,208 -3,208 05-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.13 AUD ORD -4,353 -4,353 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -16,218 -16,218 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -2,386 -2,386 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -12,759 -12,759 05-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.13 AUD ORD -7,957 -7,957 05-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.13 AUD ORD -6,280 -6,280 05-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.13 AUD ORD -3,125 -3,125 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -8,609 -8,609 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -5,650 -5,650 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -1,200 -1,200 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -1,912 -1,912 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -1,650 -1,650 05-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.13 AUD ORD -1,306 -1,306 05-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.13 AUD ORD -2,003 -2,003 05-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.13 AUD ORD -1,939 -1,939 05-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.13 AUD ORD -553 -553 05-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.13 AUD ORD -747 -747 05-Sep-19 BlackRock Advisors, LLC on mkt sell 90.13 AUD ORD -813 -813 05-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.13 AUD ORD -973 -973 05-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.03 AUD ORD 255 255 05-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.03 AUD ORD -6,274 -6,274 05-Sep-19 BlackRock Investment Management, LLC on mkt buy 90.03 AUD ORD 238 238 05-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.03 AUD ORD -206 -206 05-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,760 1,760 05-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 05-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -396 -396 05-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,350 8,350 05-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 5,246 5,246 05-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -46,205 -46,205 RIO page 66 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 42 42 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -2,444 -2,444 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -283 -283 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -823 -823 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.70 AUD ORD -1,039 -1,039 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -2,109 -2,109 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -608 -608 06-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 90.84 AUD ORD 15,226 15,226 06-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.85 AUD ORD -1,681 -1,681 06-Sep-19 BlackRock Advisors, LLC on mkt sell 90.85 AUD ORD -885 -885 06-Sep-19 BlackRock Advisors, LLC on mkt sell 90.85 AUD ORD -970 -970 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.85 AUD ORD -364 -364 06-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.85 AUD ORD -858 -858 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.85 AUD ORD -4,265 -4,265 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.85 AUD ORD -1,692 -1,692 06-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.85 AUD ORD -187 -187 06-Sep-19 BlackRock International Limited on mkt sell 90.85 AUD ORD -3,102 -3,102 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -1,093 -1,093 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -20,016 -20,016 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -695 -695 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.85 AUD ORD -1,708 -1,708 06-Sep-19 BlackRock Advisors, LLC on mkt sell 90.85 AUD ORD -185 -185 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -4,247 -4,247 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -585 -585 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -3,567 -3,567 06-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.85 AUD ORD -3,520 -3,520 06-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.85 AUD ORD -2,753 -2,753 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.85 AUD ORD -448 -448 06-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.85 AUD ORD -736 -736 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -2,144 -2,144 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -1,362 -1,362 06-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.37 AUD ORD 5,100 5,100 06-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.37 AUD ORD 324 324 06-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.37 AUD ORD 50 50 06-Sep-19 BlackRock Asset Management Canada Limited on mkt buy 90.37 AUD ORD 6,029 6,029 06-Sep-19 BlackRock Asset Management Canada Limited on mkt buy 90.37 AUD ORD 133 133 06-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.37 AUD ORD -1,170 -1,170 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -1,909 -1,909 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -220 -220 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -642 -642 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -1,647 -1,647 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -474 -474 06-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.78 AUD ORD -1,314 -1,314 06-Sep-19 BlackRock Advisors, LLC on mkt sell 90.78 AUD ORD -689 -689 06-Sep-19 BlackRock Advisors, LLC on mkt sell 90.78 AUD ORD -757 -757 RIO page 67 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.78 AUD ORD -283 -283 06-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.78 AUD ORD -669 -669 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.78 AUD ORD -3,331 -3,331 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.78 AUD ORD -1,321 -1,321 06-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.78 AUD ORD -146 -146 06-Sep-19 BlackRock International Limited on mkt sell 90.78 AUD ORD -2,422 -2,422 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -854 -854 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -15,635 -15,635 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -541 -541 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.78 AUD ORD -1,335 -1,335 06-Sep-19 BlackRock Advisors, LLC on mkt sell 90.78 AUD ORD -143 -143 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -3,317 -3,317 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -455 -455 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -2,786 -2,786 06-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.78 AUD ORD -2,748 -2,748 06-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.78 AUD ORD -2,150 -2,150 06-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.78 AUD ORD -348 -348 06-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.78 AUD ORD -573 -573 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -1,675 -1,675 06-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -1,064 -1,064 06-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.37 AUD ORD 2,752 2,752 06-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,408 1,408 06-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,244 -4,244 06-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -5,246 -5,246 06-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 25,298 25,298 06-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -12 -12 09-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.12 AUD ORD -2,298 -2,298 09-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.12 AUD ORD -455 -455 09-Sep-19 BlackRock Investment Management (UK) Limited on mkt sell 89.73 AUD ORD -608 -608 09-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.31 AUD ORD 1,224 1,224 09-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.31 AUD ORD -363 -363 09-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,010 5,010 09-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,370 -10,370 09-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -30 -30 09-Sep-19 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -133,163 -133,163 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,138 -1,138 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,298 -1,298 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,364 -1,364 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,259 -1,259 10-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.17 AUD ORD -859 -859 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -3,385 -3,385 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -981 -981 10-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.18 AUD ORD -2,654 -2,654 10-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.18 AUD ORD -697 -697 10-Sep-19 BlackRock Advisors, LLC on mkt sell 90.18 AUD ORD -1,380 -1,380 10-Sep-19 BlackRock Advisors, LLC on mkt sell 90.18 AUD ORD -1,280 -1,280 RIO page 68 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -674 -674 10-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.18 AUD ORD -1,301 -1,301 10-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -9,077 -9,077 10-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -3,736 -3,736 10-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.18 AUD ORD -475 -475 10-Sep-19 BlackRock International Limited on mkt sell 90.18 AUD ORD -5,634 -5,634 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,631 -1,631 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -19,680 -19,680 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,621 -1,621 10-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -2,555 -2,555 10-Sep-19 BlackRock Advisors, LLC on mkt sell 90.18 AUD ORD -466 -466 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -10,644 -10,644 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1,470 -1,470 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -8,102 -8,102 10-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.18 AUD ORD -5,763 -5,763 10-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.18 AUD ORD -4,490 -4,490 10-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -739 -739 10-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 90.18 AUD ORD -1,945 -1,945 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -4,677 -4,677 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -3,658 -3,658 10-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.04 AUD ORD 3,400 3,400 10-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.04 AUD ORD 845 845 10-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.04 AUD ORD 243 243 10-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.04 AUD ORD -726 -726 10-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.04 AUD ORD 664 664 10-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.04 AUD ORD 486 486 10-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 90.04 AUD ORD 1,089 1,089 10-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.04 AUD ORD -374 -374 10-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,584 1,584 10-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,120 -2,120 10-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 438,061 438,061 11-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -594 -594 11-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.01 AUD ORD -131 -131 11-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.07 AUD ORD -3,358 -3,358 11-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.07 AUD ORD -13,803 -13,803 11-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.07 AUD ORD -3,041 -3,041 11-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.07 AUD ORD -2,004 -2,004 11-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.07 AUD ORD -2,353 -2,353 11-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.01 AUD ORD -1,142 -1,142 11-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.07 AUD ORD -970 -970 11-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.07 AUD ORD -333 -333 11-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.01 AUD ORD -779 -779 11-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.07 AUD ORD -1,482 -1,482 11-Sep-19 BlackRock Investment Management (UK) Limited on mkt sell 92.07 AUD ORD -734 -734 11-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.01 AUD ORD -937 -937 11-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.07 AUD ORD -768 -768 11-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.07 AUD ORD -231 -231 11-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.02 AUD ORD -94 -94 11-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.10 AUD ORD -612 -612 11-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.10 AUD ORD 324 324 RIO page 69 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.10 AUD ORD 430 430 11-Sep-19 BlackRock Fund Advisors on mkt buy 92.10 AUD ORD 1,976 1,976 11-Sep-19 BlackRock Fund Advisors on mkt buy 92.10 AUD ORD 1,472 1,472 11-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.10 AUD ORD 702 702 11-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 616 616 11-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -4,216 -4,216 11-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3 3 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -624 -624 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -166 -166 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -1,153 -1,153 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.59 AUD ORD -821 -821 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -2,331 -2,331 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -667 -667 12-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 92.58 AUD ORD 2,550 2,550 12-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.59 AUD ORD -2,184 -2,184 12-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.59 AUD ORD -808 -808 12-Sep-19 BlackRock Advisors, LLC on mkt sell 92.59 AUD ORD -272 -272 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.59 AUD ORD -230 -230 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.59 AUD ORD -1,548 -1,548 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.59 AUD ORD -745 -745 12-Sep-19 BlackRock International Limited on mkt sell 92.59 AUD ORD -5,383 -5,383 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -1,329 -1,329 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -9,564 -9,564 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -386 -386 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.59 AUD ORD -1,866 -1,866 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.59 AUD ORD -1,442 -1,442 12-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.59 AUD ORD -5,253 -5,253 12-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.59 AUD ORD -4,173 -4,173 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.59 AUD ORD -634 -634 12-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.68 AUD ORD 612 612 12-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.68 AUD ORD 405 405 12-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.68 AUD ORD 340 340 12-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.68 AUD ORD -635 -635 12-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,720 -3,720 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD -8,944 -8,944 12-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 129 129 12-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 118 118 12-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 5,645 5,645 12-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -452,990 -452,990 12-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,426 1,426 12-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 60,790 60,790 12-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 384,889 384,889 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.70 AUD ORD -37 -37 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -7 -7 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -16 -16 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -7 -7 13-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.53 AUD ORD -14 -14 13-Sep-19 BlackRock Advisors, LLC on mkt sell 92.53 AUD ORD -4 -4 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.53 AUD ORD -2 -2 RIO page 70 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.53 AUD ORD -27 -27 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.53 AUD ORD -12 -12 13-Sep-19 BlackRock International Limited on mkt sell 92.53 AUD ORD -38 -38 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -6 -6 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -71 -71 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -4 -4 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.53 AUD ORD -14 -14 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -42 -42 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -4 -4 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -23 -23 13-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.53 AUD ORD -34 -34 13-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.53 AUD ORD -26 -26 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.53 AUD ORD -5 -5 13-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 92.53 AUD ORD -3 -3 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -16 -16 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.53 AUD ORD -6 -6 13-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.53 AUD ORD -1 -1 13-Sep-19 BlackRock Advisors, LLC on mkt sell 92.53 AUD ORD -1 -1 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.70 AUD ORD -9 -9 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -401 -401 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -784 -784 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.05 AUD ORD -532 -532 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -1,719 -1,719 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -692 -692 13-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.05 AUD ORD -1,504 -1,504 13-Sep-19 BlackRock Advisors, LLC on mkt sell 93.05 AUD ORD -471 -471 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.05 AUD ORD -208 -208 13-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.08 AUD ORD -1,283 -1,283 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.05 AUD ORD -2,839 -2,839 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.05 AUD ORD -1,266 -1,266 13-Sep-19 BlackRock Investment Management, LLC on mkt sell 93.05 AUD ORD -142 -142 13-Sep-19 BlackRock International Limited on mkt sell 93.05 AUD ORD -4,005 -4,005 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -629 -629 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -7,381 -7,381 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -379 -379 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.05 AUD ORD -1,484 -1,484 13-Sep-19 BlackRock Advisors, LLC on mkt sell 93.05 AUD ORD -157 -157 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -4,264 -4,264 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -369 -369 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -2,465 -2,465 13-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.05 AUD ORD -3,544 -3,544 13-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.05 AUD ORD -2,718 -2,718 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.05 AUD ORD -576 -576 13-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.05 AUD ORD -334 -334 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -1,713 -1,713 RIO page 71 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.05 AUD ORD -610 -610 13-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.06 AUD ORD -93 -93 13-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 93.29 AUD ORD 1,224 1,224 13-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 93.29 AUD ORD 214 214 13-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 93.29 AUD ORD 1,215 1,215 13-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.29 AUD ORD 43 43 13-Sep-19 BlackRock Fund Advisors on mkt buy 93.29 AUD ORD 1,976 1,976 13-Sep-19 BlackRock Asset Management Canada Limited on mkt buy 93.29 AUD ORD 201 201 13-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 623 623 13-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 432 432 13-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 238 238 13-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 217 217 13-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 9,812 9,812 13-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,000 -10,000 13-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2,655 2,655 13-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 100,555 100,555 13-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -113,465 -113,465 16-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.67 AUD ORD -220 -220 16-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 94.11 AUD ORD 139 139 16-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.11 AUD ORD -5,669 -5,669 16-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,208 1,208 16-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 924 924 16-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 36 36 16-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 36 36 16-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,315 2,315 16-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 47,596 47,596 16-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -127 -127 16-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -26,949 -26,949 16-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 24,684 24,684 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -463 -463 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -415 -415 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -1,037 -1,037 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.57 AUD ORD -640 -640 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -2,405 -2,405 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -1,005 -1,005 17-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.57 AUD ORD -2,259 -2,259 17-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.57 AUD ORD -1,457 -1,457 17-Sep-19 BlackRock Advisors, LLC on mkt sell 92.57 AUD ORD -1,894 -1,894 17-Sep-19 BlackRock Advisors, LLC on mkt sell 92.57 AUD ORD -602 -602 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.57 AUD ORD -388 -388 17-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 92.57 AUD ORD -1,354 -1,354 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.57 AUD ORD -4,513 -4,513 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.57 AUD ORD -1,988 -1,988 17-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.57 AUD ORD -308 -308 17-Sep-19 BlackRock International Limited on mkt sell 92.57 AUD ORD -4,647 -4,647 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -724 -724 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -10,526 -10,526 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -725 -725 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.57 AUD ORD -2,207 -2,207 17-Sep-19 BlackRock Advisors, LLC on mkt sell 92.57 AUD ORD -396 -396 RIO page 72 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -9,999 -9,999 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -1,261 -1,261 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -4,029 -4,029 17-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.57 AUD ORD -4,517 -4,517 17-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.57 AUD ORD -3,516 -3,516 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.57 AUD ORD -686 -686 17-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 92.57 AUD ORD -1,476 -1,476 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -4,439 -4,439 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.57 AUD ORD -2,518 -2,518 17-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.65 AUD ORD 364 364 17-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.65 AUD ORD 362 362 17-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.65 AUD ORD 364 364 17-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.65 AUD ORD -7,804 -7,804 17-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 17-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,232 -2,232 17-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -6,696 -6,696 17-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -59 -59 17-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -36 -36 17-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,283 -2,283 17-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 147,330 147,330 17-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -322 -322 17-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 19,370 19,370 17-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -16,684 -16,684 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.79 AUD ORD -843 -843 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.79 AUD ORD -706 -706 18-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.79 AUD ORD -3,332 -3,332 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.79 AUD ORD -848 -848 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.79 AUD ORD -379 -379 18-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.79 AUD ORD -333 -333 18-Sep-19 BlackRock Investment Management (UK) Limited on mkt sell 92.79 AUD ORD -93 -93 18-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.79 AUD ORD -857 -857 18-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.79 AUD ORD -350 -350 18-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.78 AUD ORD -9,995 -9,995 18-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.79 AUD ORD -4,092 -4,092 18-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.79 AUD ORD -1,457 -1,457 18-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.79 AUD ORD -1,689 -1,689 18-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 92.79 AUD ORD -1,971 -1,971 18-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.79 AUD ORD -137 -137 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.79 AUD ORD -120 -120 18-Sep-19 BlackRock Investment Management (UK) Limited on mkt sell 92.79 AUD ORD -1,281 -1,281 18-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.79 AUD ORD -1,016 -1,016 18-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.79 AUD ORD -671 -671 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.79 AUD ORD -416 -416 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.00 AUD ORD 42 42 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.00 AUD ORD 41 41 18-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.92 AUD ORD 334 334 18-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.92 AUD ORD 405 405 18-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.92 AUD ORD 336 336 18-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.92 AUD ORD -759 -759 18-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.92 AUD ORD -458 -458 RIO page 73 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.92 AUD ORD -2,658 -2,658 18-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 18-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -344 -344 18-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 452,663 452,663 18-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -15,488 -15,488 18-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -20,146 -20,146 18-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,633 -3,633 18-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -153,766 -153,766 18-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -279,424 -279,424 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -345 -345 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -508 -508 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -785 -785 19-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.30 AUD ORD -385 -385 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -1,733 -1,733 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -565 -565 19-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.32 AUD ORD -1,623 -1,623 19-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 93.32 AUD ORD -582 -582 19-Sep-19 BlackRock Advisors, LLC on mkt sell 93.32 AUD ORD -1,950 -1,950 19-Sep-19 BlackRock Advisors, LLC on mkt sell 93.32 AUD ORD -536 -536 19-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.32 AUD ORD -370 -370 19-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.32 AUD ORD -912 -912 19-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.32 AUD ORD -5,143 -5,143 19-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.32 AUD ORD -2,114 -2,114 19-Sep-19 BlackRock Investment Management, LLC on mkt sell 93.32 AUD ORD -432 -432 19-Sep-19 BlackRock International Limited on mkt sell 93.32 AUD ORD -3,386 -3,386 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -7,348 -7,348 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -767 -767 19-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.32 AUD ORD -1,669 -1,669 19-Sep-19 BlackRock Advisors, LLC on mkt sell 93.32 AUD ORD -353 -353 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -9,950 -9,950 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -1,252 -1,252 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -4,431 -4,431 19-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.32 AUD ORD -2,442 -2,442 19-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.32 AUD ORD -1,903 -1,903 19-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.32 AUD ORD -417 -417 19-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.32 AUD ORD -1,505 -1,505 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -3,570 -3,570 19-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.32 AUD ORD -2,380 -2,380 19-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 93.04 AUD ORD -241 -241 19-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 93.04 AUD ORD 324 324 19-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 63,941 63,941 19-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 4,800 4,800 19-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 36,334 36,334 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -2,066 -2,066 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -1,968 -1,968 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -1,404 -1,404 20-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.51 AUD ORD -949 -949 RIO page 74 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -4,103 -4,103 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -1,923 -1,923 20-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.51 AUD ORD -3,030 -3,030 20-Sep-19 BlackRock Advisors, LLC on mkt sell 92.51 AUD ORD -5,580 -5,580 20-Sep-19 BlackRock Advisors, LLC on mkt sell 92.51 AUD ORD -1,285 -1,285 20-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.51 AUD ORD -784 -784 20-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 92.51 AUD ORD -1,627 -1,627 20-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.51 AUD ORD -10,833 -10,833 20-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.51 AUD ORD -4,475 -4,475 20-Sep-19 BlackRock Investment Management, LLC on mkt sell 92.51 AUD ORD -824 -824 20-Sep-19 BlackRock International Limited on mkt sell 92.51 AUD ORD -6,165 -6,165 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -2,339 -2,339 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -19,140 -19,140 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -1,970 -1,970 20-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.51 AUD ORD -3,674 -3,674 20-Sep-19 BlackRock Advisors, LLC on mkt sell 92.51 AUD ORD -1,216 -1,216 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -24,856 -24,856 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -3,628 -3,628 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -9,699 -9,699 20-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.51 AUD ORD -6,008 -6,008 20-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.51 AUD ORD -4,792 -4,792 20-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.51 AUD ORD -1,487 -1,487 20-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 92.51 AUD ORD -5,067 -5,067 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -10,714 -10,714 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.51 AUD ORD -5,817 -5,817 20-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.44 AUD ORD 2,975 2,975 20-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.44 AUD ORD 612 612 20-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.44 AUD ORD -492 -492 20-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.44 AUD ORD -4,938 -4,938 20-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.44 AUD ORD 567 567 20-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.44 AUD ORD -4,566 -4,566 20-Sep-19 BlackRock Asset Management North Asia Limited on mkt buy 92.44 AUD ORD 371 371 20-Sep-19 BlackRock Asset Management North Asia Limited on mkt buy 92.44 AUD ORD 85 85 20-Sep-19 BlackRock Asset Management North Asia Limited on mkt buy 92.44 AUD ORD 150 150 20-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 92.44 AUD ORD 7,464 7,464 20-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 92.44 AUD ORD 13,287 13,287 20-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 92.44 AUD ORD 32,355 32,355 20-Sep-19 BlackRock Fund Advisors on mkt buy 92.44 AUD ORD 146 146 20-Sep-19 BlackRock Fund Advisors on mkt buy 92.44 AUD ORD 33 33 20-Sep-19 BlackRock Fund Advisors on mkt buy 92.44 AUD ORD 57 57 20-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 92.44 AUD ORD -449 -449 20-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.44 AUD ORD 48 48 20-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.44 AUD ORD 85 85 20-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.44 AUD ORD 211 211 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.44 AUD ORD -214 -214 20-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.44 AUD ORD -912 -912 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.44 AUD ORD 144 144 RIO page 75 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.44 AUD ORD 620 620 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.44 AUD ORD 255 255 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.44 AUD ORD -1,927 -1,927 20-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.44 AUD ORD -752 -752 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.44 AUD ORD 187 187 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.44 AUD ORD 106 106 20-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.44 AUD ORD 463 463 20-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.44 AUD ORD 214 214 20-Sep-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -818 -818 20-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,958 -2,958 20-Sep-19 BlackRock Advisors, LLC in specie n/a AUD ORD -420 -420 20-Sep-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 420 420 20-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -516,939 -516,939 20-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 362,232 362,232 20-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -36,334 -36,334 23-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.06 AUD ORD -955 -955 23-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.06 AUD ORD -1,305 -1,305 23-Sep-19 BlackRock Fund Advisors on mkt buy 93.00 AUD ORD 468 468 23-Sep-19 BlackRock Fund Advisors on mkt buy 92.84 AUD ORD 1,005 1,005 23-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.84 AUD ORD -13,768 -13,768 23-Sep-19 BlackRock Fund Advisors on mkt buy 92.84 AUD ORD 1,241 1,241 23-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,346 3,346 23-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 408,261 408,261 23-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -427,967 -427,967 24-Sep-19 BlackRock Fund Advisors on mkt buy 93.90 AUD ORD 312 312 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -998 -998 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -450 -450 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -902 -902 24-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.19 AUD ORD -652 -652 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -3,000 -3,000 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -790 -790 24-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.13 AUD ORD -1,882 -1,882 24-Sep-19 BlackRock Advisors, LLC on mkt sell 93.13 AUD ORD -1,328 -1,328 24-Sep-19 BlackRock Advisors, LLC on mkt sell 93.13 AUD ORD -791 -791 24-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.13 AUD ORD -594 -594 24-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.13 AUD ORD -970 -970 24-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.13 AUD ORD -7,546 -7,546 24-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.13 AUD ORD -3,155 -3,155 24-Sep-19 BlackRock Investment Management, LLC on mkt sell 93.13 AUD ORD -599 -599 24-Sep-19 BlackRock International Limited on mkt sell 93.13 AUD ORD -4,276 -4,276 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -1,123 -1,123 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -16,701 -16,701 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -1,652 -1,652 24-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.13 AUD ORD -1,800 -1,800 24-Sep-19 BlackRock Advisors, LLC on mkt sell 93.13 AUD ORD -314 -314 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -7,177 -7,177 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -834 -834 RIO page 76 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -6,681 -6,681 24-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.13 AUD ORD -4,464 -4,464 24-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 93.13 AUD ORD -3,464 -3,464 24-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.13 AUD ORD -599 -599 24-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.13 AUD ORD -1,051 -1,051 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -3,834 -3,834 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.13 AUD ORD -1,132 -1,132 24-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 93.04 AUD ORD 648 648 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.04 AUD ORD 111 111 24-Sep-19 BlackRock Fund Advisors on mkt buy 93.04 AUD ORD 2,484 2,484 24-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 93.04 AUD ORD -58 -58 24-Sep-19 BlackRock Japan Co., Ltd. on mkt buy 93.04 AUD ORD 943 943 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.04 AUD ORD -1,079 -1,079 24-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.04 AUD ORD 432 432 24-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 848 848 24-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,996 -2,996 24-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -39,942 -39,942 24-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -25,271 -25,271 24-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,893 -5,893 24-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,180 1,180 24-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 884 884 25-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 90.58 AUD ORD 3,108 3,108 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.70 AUD ORD -30 -30 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.81 AUD ORD -14,698 -14,698 25-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.83 AUD ORD -4,353 -4,353 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.83 AUD ORD -8,518 -8,518 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.83 AUD ORD -2,008 -2,008 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.83 AUD ORD -4,087 -4,087 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.83 AUD ORD -1,153 -1,153 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.83 AUD ORD -624 -624 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.83 AUD ORD -1,256 -1,256 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.83 AUD ORD -567 -567 25-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 90.83 AUD ORD -545 -545 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.83 AUD ORD -755 -755 25-Sep-19 BlackRock Japan Co., Ltd. on mkt sell 90.83 AUD ORD -2,007 -2,007 25-Sep-19 BlackRock Investment Management, LLC on mkt sell 90.83 AUD ORD -799 -799 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.83 AUD ORD -818 -818 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.83 AUD ORD -278 -278 25-Sep-19 BlackRock Investment Management (UK) Limited on mkt sell 90.83 AUD ORD -215 -215 25-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.89 AUD ORD -727 -727 25-Sep-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.89 AUD ORD -116 -116 25-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.01 AUD ORD 3,825 3,825 25-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.01 AUD ORD 1,376 1,376 25-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.01 AUD ORD -228 -228 25-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 91.01 AUD ORD 362 362 25-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 91.01 AUD ORD 612 612 25-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 91.01 AUD ORD 2,151 2,151 25-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.01 AUD ORD -1,828 -1,828 25-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,536 -2,536 25-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,536 -2,536 25-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -47,610 -47,610 RIO page 77 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -124,663 -124,663 25-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,180 -1,180 25-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -884 -884 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -1,028 -1,028 26-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.45 AUD ORD -680 -680 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -3,774 -3,774 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -1,356 -1,356 26-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.44 AUD ORD -2,337 -2,337 26-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 91.44 AUD ORD 731 731 26-Sep-19 BlackRock Advisors, LLC on mkt sell 91.44 AUD ORD -2,572 -2,572 26-Sep-19 BlackRock Advisors, LLC on mkt sell 91.44 AUD ORD -1,002 -1,002 26-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.44 AUD ORD -680 -680 26-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 91.44 AUD ORD -1,161 -1,161 26-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.44 AUD ORD -7,880 -7,880 26-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.44 AUD ORD -3,201 -3,201 26-Sep-19 BlackRock Investment Management, LLC on mkt sell 91.44 AUD ORD -707 -707 26-Sep-19 BlackRock International Limited on mkt sell 91.44 AUD ORD -4,451 -4,451 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -1,564 -1,564 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -19,770 -19,770 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -1,973 -1,973 26-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.44 AUD ORD -2,234 -2,234 26-Sep-19 BlackRock Advisors, LLC on mkt sell 91.44 AUD ORD -530 -530 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -10,268 -10,268 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -1,577 -1,577 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -6,772 -6,772 26-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.44 AUD ORD -4,852 -4,852 26-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.44 AUD ORD -3,835 -3,835 26-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.44 AUD ORD -1,137 -1,137 26-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 91.44 AUD ORD -2,029 -2,029 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -7,027 -7,027 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.44 AUD ORD -3,169 -3,169 26-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.13 AUD ORD 1,376 1,376 26-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 91.13 AUD ORD 1,384 1,384 26-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.13 AUD ORD -1,244 -1,244 26-Sep-19 BlackRock Investment Management, LLC on mkt sell 91.13 AUD ORD -595 -595 26-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.13 AUD ORD 66 66 26-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,055 -5,055 26-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -335,379 -335,379 26-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 35,740 35,740 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -884 -884 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -361 -361 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -476 -476 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.41 AUD ORD -316 -316 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -1,606 -1,606 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -622 -622 27-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.43 AUD ORD -1,042 -1,042 RIO page 78 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Sep-19 BlackRock Advisors, LLC on mkt sell 91.43 AUD ORD -265 -265 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.43 AUD ORD -159 -159 27-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 91.43 AUD ORD -515 -515 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.43 AUD ORD -3,095 -3,095 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.43 AUD ORD -1,250 -1,250 27-Sep-19 BlackRock Investment Management, LLC on mkt sell 91.43 AUD ORD -329 -329 27-Sep-19 BlackRock International Limited on mkt sell 91.43 AUD ORD -2,297 -2,297 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -9,241 -9,241 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -866 -866 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.43 AUD ORD -792 -792 27-Sep-19 BlackRock Fund Advisors on mkt buy 90.87 AUD ORD 608 608 27-Sep-19 BlackRock Fund Advisors on mkt buy 90.87 AUD ORD 245 245 27-Sep-19 BlackRock Advisors, LLC on mkt sell 91.43 AUD ORD -158 -158 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -2,617 -2,617 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -368 -368 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -2,661 -2,661 27-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.43 AUD ORD -2,217 -2,217 27-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 91.43 AUD ORD -1,708 -1,708 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 91.43 AUD ORD -440 -440 27-Sep-19 BlackRock Asset Management Canada Limited on mkt sell 91.43 AUD ORD -527 -527 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -2,235 -2,235 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.43 AUD ORD -1,148 -1,148 27-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.60 AUD ORD 42 42 27-Sep-19 BlackRock Advisors, LLC on mkt buy 91.60 AUD ORD 1,233 1,233 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.60 AUD ORD 8,208 8,208 27-Sep-19 BlackRock Fund Advisors on mkt buy 91.60 AUD ORD 1,725 1,725 27-Sep-19 BlackRock Asset Management Canada Limited on mkt buy 91.60 AUD ORD 92 92 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.60 AUD ORD 4,369 4,369 27-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.60 AUD ORD 963 963 27-Sep-19 BlackRock Fund Advisors on mkt buy 91.60 AUD ORD 2,485 2,485 27-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 112 112 27-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,170 -3,170 27-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 381 381 27-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 40,960 40,960 27-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 8,614 8,614 27-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -85,741 -85,741 27-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4,628 4,628 27-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 35,832 35,832 27-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 28,158 28,158 27-Sep-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 11,506 11,506 30-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.92 AUD ORD -161 -161 30-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.92 AUD ORD -130 -130 30-Sep-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.67 AUD ORD 4,250 4,250 30-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 92.67 AUD ORD 953 953 30-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.67 AUD ORD 823 823 30-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.67 AUD ORD 333 333 30-Sep-19 BlackRock Advisors (UK) Limited on mkt sell 92.67 AUD ORD -2,489 -2,489 30-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.67 AUD ORD 13,294 13,294 30-Sep-19 BlackRock Advisors (UK) Limited on mkt buy 92.67 AUD ORD 4,707 4,707 RIO page 79 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Sep-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.67 AUD ORD -6,290 -6,290 30-Sep-19 BlackRock Investment Management (UK) Limited on mkt buy 92.67 AUD ORD 71 71 30-Sep-19 BlackRock Fund Advisors on mkt buy 92.67 AUD ORD 1,978 1,978 30-Sep-19 BlackRock Fund Advisors on mkt buy 92.67 AUD ORD 1,624 1,624 30-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.67 AUD ORD 3,590 3,590 30-Sep-19 BlackRock Institutional Trust Company, National Association on mkt buy 92.67 AUD ORD 1,120 1,120 30-Sep-19 BlackRock Fund Advisors on mkt buy 92.67 AUD ORD 2,022 2,022 30-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,954 -5,954 30-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 30-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD -6,340 -6,340 30-Sep-19 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 30-Sep-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 32,473 32,473 30-Sep-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 30 30 30-Sep-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -38,934 -38,934 30-Sep-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 991 991 30-Sep-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 971,022 971,022 30-Sep-19 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 5 5 30-Sep-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -695 -695 30-Sep-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,491 1,491 30-Sep-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 564 564 30-Sep-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -273 -273 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -423 -423 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -420 -420 01-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.45 AUD ORD -202 -202 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -740 -740 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -557 -557 01-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 92.45 AUD ORD -589 -589 01-Oct-19 BlackRock Advisors, LLC on mkt sell 92.45 AUD ORD -708 -708 01-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 92.43 AUD ORD -411 -411 01-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.45 AUD ORD -1,412 -1,412 01-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.45 AUD ORD -814 -814 01-Oct-19 BlackRock International Limited on mkt sell 92.45 AUD ORD -1,147 -1,147 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -3,849 -3,849 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -378 -378 01-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.45 AUD ORD -456 -456 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -6,203 -6,203 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -761 -761 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -1,230 -1,230 01-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 92.45 AUD ORD -1,275 -1,275 01-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 92.45 AUD ORD -1,003 -1,003 01-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.45 AUD ORD -405 -405 01-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 92.45 AUD ORD -1,032 -1,032 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -3,165 -3,165 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -1,663 -1,663 01-Oct-19 BlackRock Investment Management, LLC on mkt sell 92.45 AUD ORD -197 -197 01-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.45 AUD ORD -52 -52 01-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.60 AUD ORD 425 425 RIO page 80 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.60 AUD ORD 2,752 2,752 01-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.60 AUD ORD 284 284 01-Oct-19 BlackRock Advisors, LLC on mkt buy 92.60 AUD ORD 611 611 01-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 924 924 01-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 01-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 150 150 01-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 225 225 01-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 834 834 01-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -441,714 -441,714 01-Oct-19 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 1 1 01-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 372 372 01-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,855 -1,855 01-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 327 327 01-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -57 -57 02-Oct-19 BlackRock Investment Management, LLC on mkt sell 91.00 AUD ORD -1,944 -1,944 02-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.00 AUD ORD -598 -598 02-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.00 AUD ORD -330 -330 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 91.00 AUD ORD -186 -186 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 91.00 AUD ORD -6,151 -6,151 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 91.00 AUD ORD -2,574 -2,574 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 91.00 AUD ORD -589 -589 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 91.00 AUD ORD -772 -772 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 91.00 AUD ORD -1,244 -1,244 02-Oct-19 BlackRock Investment Management, LLC on mkt sell 91.00 AUD ORD -286 -286 02-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.00 AUD ORD -159 -159 02-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 90.61 AUD ORD -466 -466 02-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.00 AUD ORD 5,608 5,608 02-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.98 AUD ORD -634 -634 02-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.98 AUD ORD -21 -21 02-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 91.09 AUD ORD 405 405 02-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 91.09 AUD ORD 405 405 02-Oct-19 BlackRock Advisors, LLC on mkt sell 91.09 AUD ORD -262 -262 02-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.09 AUD ORD 223 223 02-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.09 AUD ORD 265 265 02-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -693 -693 02-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -306 -306 02-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 4,274 4,274 02-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -4,480 -4,480 02-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -17,905 -17,905 02-Oct-19 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -5 -5 02-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,169 -1,169 02-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,114 3,114 02-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 425,177 425,177 02-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -3,775 -3,775 03-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 87.79 AUD ORD 25,747 25,747 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -1,427 -1,427 03-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.73 AUD ORD -193 -193 03-Oct-19 BlackRock Advisors, LLC on mkt sell 87.73 AUD ORD -1,097 -1,097 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.73 AUD ORD -2,590 -2,590 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.73 AUD ORD -1,157 -1,157 03-Oct-19 BlackRock International Limited on mkt sell 87.73 AUD ORD -2,124 -2,124 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -817 -817 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -5,555 -5,555 RIO page 81 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.73 AUD ORD -1,124 -1,124 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -3,237 -3,237 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -2,573 -2,573 03-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.73 AUD ORD -2,105 -2,105 03-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.73 AUD ORD -1,655 -1,655 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -2,549 -2,549 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -1,103 -1,103 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -320 -320 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -502 -502 03-Oct-19 BlackRock Advisors, LLC on mkt sell 87.73 AUD ORD -444 -444 03-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 87.73 AUD ORD -479 -479 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -639 -639 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -490 -490 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.73 AUD ORD -446 -446 03-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 87.73 AUD ORD -459 -459 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.73 AUD ORD -259 -259 03-Oct-19 BlackRock Investment Management, LLC on mkt sell 87.73 AUD ORD -221 -221 03-Oct-19 BlackRock Advisors, LLC on mkt sell 87.73 AUD ORD -218 -218 03-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.73 AUD ORD -71 -71 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.28 AUD ORD -293 -293 03-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.25 AUD ORD 1,408 1,408 03-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.25 AUD ORD -363 -363 03-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.25 AUD ORD 361 361 03-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.25 AUD ORD 2,955 2,955 03-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 436 436 03-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.73 AUD ORD -831 -831 03-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -49 -49 03-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -5,895 -5,895 03-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,132 -1,132 03-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -625,805 -625,805 03-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -721 -721 03-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -5,974 -5,974 03-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,045 4,045 03-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,219 -1,219 04-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.75 AUD ORD -540 -540 04-Oct-19 BlackRock International Limited on mkt sell 87.75 AUD ORD -1,052 -1,052 04-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.75 AUD ORD -7,285 -7,285 04-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.75 AUD ORD -1,200 -1,200 04-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.75 AUD ORD -946 -946 04-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.75 AUD ORD -718 -718 04-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.75 AUD ORD -474 -474 04-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.75 AUD ORD -266 -266 04-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.65 AUD ORD 11,900 11,900 04-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.65 AUD ORD 818 818 04-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.65 AUD ORD 685 685 04-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -792 -792 04-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,033 3,033 04-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,340 -1,340 04-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -17 -17 04-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 25,781 25,781 04-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -87 -87 RIO page 82 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 6,185 6,185 04-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 59 59 04-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,898 -3,898 04-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 3,658 3,658 04-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 70 70 07-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.60 AUD ORD -1,970 -1,970 07-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.60 AUD ORD -77 -77 07-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.60 AUD ORD 324 324 07-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.60 AUD ORD 50 50 07-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,370 3,370 07-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,381 4,381 07-Oct-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -2,890 -2,890 07-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,332 2,332 07-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -38 -38 07-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 134 134 07-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,180 2,180 07-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 461,113 461,113 07-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -152 -152 07-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -10,343 -10,343 07-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -447,539 -447,539 07-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -454 -454 08-Oct-19 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 75,600 75,600 08-Oct-19 BlackRock Advisors, LLC on mkt buy 88.53 AUD ORD 11,191 11,191 08-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 88.53 AUD ORD 2,513 2,513 08-Oct-19 BlackRock Advisors, LLC on mkt buy 88.53 AUD ORD 3,312 3,312 08-Oct-19 BlackRock International Limited on mkt buy 88.53 AUD ORD 850 850 08-Oct-19 BlackRock Investment Management, LLC on mkt buy 88.53 AUD ORD 1,427 1,427 08-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.58 AUD ORD -4,336 -4,336 08-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 88.58 AUD ORD -414 -414 08-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 88.58 AUD ORD 9,775 9,775 08-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 88.58 AUD ORD 729 729 08-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 88.58 AUD ORD 1,438 1,438 08-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 88.58 AUD ORD 9,973 9,973 08-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 88.58 AUD ORD 1,414 1,414 08-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 88.58 AUD ORD 2,550 2,550 08-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -28,662 -28,662 08-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,011 1,011 08-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 4 4 08-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 205,379 205,379 08-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -434 -434 08-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -4,010 -4,010 08-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 145 145 08-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -513 -513 08-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 490 490 08-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 301 301 09-Oct-19 BlackRock Investment Management, LLC on mkt sell 87.75 AUD ORD -545 -545 09-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.75 AUD ORD -328 -328 09-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 87.75 AUD ORD -4,586 -4,586 09-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 87.75 AUD ORD -1,681 -1,681 09-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 87.75 AUD ORD -476 -476 09-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 87.75 AUD ORD -678 -678 09-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 87.75 AUD ORD -924 -924 09-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.85 AUD ORD -990 -990 09-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.85 AUD ORD -121 -121 RIO page 83 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.85 AUD ORD -115 -115 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.93 AUD ORD -1,468 -1,468 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.94 AUD ORD 479 479 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.75 AUD ORD 1,372 1,372 09-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.75 AUD ORD -3,336 -3,336 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.75 AUD ORD 7,578 7,578 09-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.75 AUD ORD -1,727 -1,727 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.75 AUD ORD -281 -281 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.75 AUD ORD -189 -189 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.75 AUD ORD -235 -235 09-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.75 AUD ORD 997 997 09-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.75 AUD ORD -4,877 -4,877 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.75 AUD ORD -794 -794 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.75 AUD ORD -535 -535 09-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.75 AUD ORD -661 -661 09-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 87.75 AUD ORD 6,867 6,867 09-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,058 -5,058 09-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 924 924 09-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,058 -5,058 09-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -56 -56 09-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -231,443 -231,443 09-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 881 881 09-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -38 -38 09-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -595 -595 09-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,765 -3,765 09-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2,488 -2,488 09-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,862 -1,862 10-Oct-19 BlackRock Fund Advisors on mkt buy 87.30 AUD ORD 304 304 10-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 87.55 AUD ORD 1,112 1,112 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.74 AUD ORD -1,007 -1,007 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -497 -497 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -1,695 -1,695 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -968 -968 10-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.77 AUD ORD -1,214 -1,214 10-Oct-19 BlackRock Advisors, LLC on mkt sell 87.77 AUD ORD -446 -446 10-Oct-19 BlackRock Advisors, LLC on mkt sell 87.77 AUD ORD -433 -433 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.77 AUD ORD -5,216 -5,216 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.77 AUD ORD -1,769 -1,769 10-Oct-19 BlackRock International Limited on mkt sell 87.77 AUD ORD -2,156 -2,156 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -820 -820 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -12,164 -12,164 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -819 -819 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.77 AUD ORD -849 -849 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -3,512 -3,512 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -674 -674 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -4,356 -4,356 10-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.77 AUD ORD -2,425 -2,425 RIO page 84 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.77 AUD ORD -1,938 -1,938 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.77 AUD ORD -901 -901 10-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 87.77 AUD ORD -1,097 -1,097 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -1,998 -1,998 10-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.77 AUD ORD -916 -916 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.77 AUD ORD -289 -289 10-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 87.77 AUD ORD -389 -389 10-Oct-19 BlackRock Investment Management, LLC on mkt sell 87.77 AUD ORD -257 -257 10-Oct-19 BlackRock Advisors, LLC on mkt sell 87.77 AUD ORD -209 -209 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.78 AUD ORD -393 -393 10-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.92 AUD ORD 462 462 10-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.92 AUD ORD 1,636 1,636 10-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 87.92 AUD ORD -2,958 -2,958 10-Oct-19 BlackRock Asset Management Canada Limited on mkt buy 87.92 AUD ORD 1,650 1,650 10-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -50 -50 10-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -420 -420 10-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6,310 -6,310 10-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -6,958 -6,958 10-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,627 -1,627 10-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -9,899 -9,899 10-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 13,288 13,288 10-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -3,608 -3,608 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -2 -2 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -6 -6 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -2 -2 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -17 -17 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -15 -15 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -3 -3 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -6 -6 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.18 AUD ORD -3 -3 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.18 AUD ORD -2 -2 11-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 90.18 AUD ORD -4 -4 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -5 -5 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -2 -2 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Advisors, LLC on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Advisors, LLC on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.18 AUD ORD -1 -1 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -306 -306 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -1,126 -1,126 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -1,057 -1,057 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.99 AUD ORD -737 -737 11-Oct-19 BlackRock Advisors, LLC on mkt sell 89.99 AUD ORD -737 -737 RIO page 85 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 89.99 AUD ORD -294 -294 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.99 AUD ORD -3,376 -3,376 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.99 AUD ORD -1,346 -1,346 11-Oct-19 BlackRock International Limited on mkt sell 89.99 AUD ORD -1,433 -1,433 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -9,368 -9,368 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -512 -512 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -8,156 -8,156 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -1,382 -1,382 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -3,179 -3,179 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.99 AUD ORD -1,445 -1,445 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.99 AUD ORD -1,068 -1,068 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.99 AUD ORD -780 -780 11-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 89.99 AUD ORD -2,447 -2,447 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -2,821 -2,821 11-Oct-19 BlackRock Advisors, LLC on mkt sell 89.99 AUD ORD -252 -252 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.99 AUD ORD -196 -196 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.99 AUD ORD -199 -199 11-Oct-19 BlackRock Investment Management, LLC on mkt sell 89.99 AUD ORD -188 -188 11-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.97 AUD ORD 324 324 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.97 AUD ORD -164 -164 11-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.97 AUD ORD -255 -255 11-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 89.97 AUD ORD 400 400 11-Oct-19 BlackRock Advisors, LLC on mkt buy 89.97 AUD ORD 341 341 11-Oct-19 BlackRock Asset Management Canada Limited on mkt buy 89.97 AUD ORD 478 478 11-Oct-19 BlackRock Fund Advisors on mkt buy 89.97 AUD ORD 1,322 1,322 11-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 224 224 11-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,160 2,160 11-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,160 2,160 11-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,320 4,320 11-Oct-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -51 -51 11-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -63 -63 11-Oct-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,057 -1,057 11-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 7,619 7,619 11-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -245 -245 11-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,408 -2,408 11-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,533 -1,533 11-Oct-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -630 -630 14-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,274 -1,274 14-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,992 8,992 14-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.91 AUD ORD 1,370 1,370 14-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 91.91 AUD ORD 648 648 14-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,536 -2,536 14-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -7,742 -7,742 14-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,782 -1,782 14-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,580 2,580 15-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 434 434 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -11,997 -11,997 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -683 -683 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -1,230 -1,230 15-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.66 AUD ORD -3,427 -3,427 15-Oct-19 BlackRock Advisors, LLC on mkt sell 90.64 AUD ORD -3,998 -3,998 RIO page 86 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.64 AUD ORD -1,852 -1,852 15-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.64 AUD ORD -767 -767 15-Oct-19 BlackRock International Limited on mkt sell 90.64 AUD ORD -1,202 -1,202 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -2,029 -2,029 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -1,528 -1,528 15-Oct-19 BlackRock Advisors, LLC on mkt sell 90.64 AUD ORD -721 -721 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -1,655 -1,655 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -1,718 -1,718 15-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.64 AUD ORD -1,209 -1,209 15-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.64 AUD ORD -896 -896 15-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.64 AUD ORD -903 -903 15-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 90.64 AUD ORD -2,661 -2,661 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -5,036 -5,036 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -1,344 -1,344 15-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.64 AUD ORD -395 -395 15-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 90.62 AUD ORD -293 -293 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.64 AUD ORD -275 -275 15-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 90.60 AUD ORD 214 214 15-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.60 AUD ORD -726 -726 15-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 90.60 AUD ORD 154 154 15-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.60 AUD ORD -7,845 -7,845 15-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 112 112 15-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,450 18,450 15-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -26,728 -26,728 16-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 90.25 AUD ORD -1,493 -1,493 16-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 90.39 AUD ORD 25,633 25,633 16-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 90.23 AUD ORD -958 -958 16-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.23 AUD ORD -186 -186 16-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.23 AUD ORD -505 -505 16-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 90.23 AUD ORD -287 -287 16-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 90.23 AUD ORD -539 -539 16-Oct-19 BlackRock Investment Management, LLC on mkt sell 90.23 AUD ORD -245 -245 16-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.14 AUD ORD -1,757 -1,757 16-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.12 AUD ORD -7,485 -7,485 16-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.12 AUD ORD -1,774 -1,774 16-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.12 AUD ORD -1,752 -1,752 16-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.81 AUD ORD 169 169 16-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.81 AUD ORD 698 698 16-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.81 AUD ORD 1,634 1,634 16-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.81 AUD ORD 810 810 16-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.16 AUD ORD -7,026 -7,026 16-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.81 AUD ORD 345 345 16-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.81 AUD ORD 405 405 16-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.81 AUD ORD -346 -346 16-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,155 1,155 16-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 5,420 5,420 16-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -18,431 -18,431 16-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1 1 16-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 22 22 17-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 88.43 AUD ORD 6 6 RIO page 87 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 88.45 AUD ORD 1,442 1,442 17-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 87.54 AUD ORD 734 734 17-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 87.53 AUD ORD 39 39 17-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 87.55 AUD ORD -9,695 -9,695 17-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.57 AUD ORD -349 -349 17-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.22 AUD ORD 1,272 1,272 17-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.22 AUD ORD 154 154 17-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.22 AUD ORD 84 84 17-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.22 AUD ORD -639 -639 17-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.22 AUD ORD 552 552 17-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,772 2,772 17-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -5,420 -5,420 17-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 15,152 15,152 17-Oct-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1 -1 17-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -22 -22 18-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.96 AUD ORD -154 -154 18-Oct-19 BlackRock Investment Management, LLC on mkt buy 87.63 AUD ORD 227 227 18-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.87 AUD ORD 2,120 2,120 18-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.87 AUD ORD 324 324 18-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.87 AUD ORD 243 243 18-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 87.87 AUD ORD 1,701 1,701 18-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.87 AUD ORD -2,987 -2,987 18-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 87.87 AUD ORD 28 28 18-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.87 AUD ORD -1,375 -1,375 18-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,977 -2,977 18-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD -3,170 -3,170 18-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 74,213 74,213 18-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 14,345 14,345 18-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 403 403 21-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 87.96 AUD ORD -420 -420 21-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 88.12 AUD ORD 2,740 2,740 21-Oct-19 BlackRock Asset Management Canada Limited on mkt buy 88.12 AUD ORD 98 98 21-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.12 AUD ORD -1,670 -1,670 21-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 88.12 AUD ORD 1,928 1,928 21-Oct-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 1,993 1,993 21-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -74,213 -74,213 21-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 4,733 4,733 21-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -403 -403 22-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.33 AUD ORD -177 -177 22-Oct-19 BlackRock Advisors, LLC on mkt sell 89.36 AUD ORD -2,857 -2,857 22-Oct-19 BlackRock Advisors, LLC on mkt sell 88.88 AUD ORD -1,863 -1,863 22-Oct-19 BlackRock Advisors, LLC on mkt buy 89.32 AUD ORD 739 739 22-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 88.88 AUD ORD -175 -175 22-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.36 AUD ORD -667 -667 22-Oct-19 BlackRock Advisors, LLC on mkt sell 88.88 AUD ORD -13 -13 22-Oct-19 BlackRock Advisors, LLC on mkt sell 88.88 AUD ORD -568 -568 22-Oct-19 BlackRock Advisors, LLC on mkt sell 89.36 AUD ORD -885 -885 22-Oct-19 BlackRock Investment Management, LLC on mkt sell 88.88 AUD ORD -28 -28 22-Oct-19 BlackRock Investment Management, LLC on mkt sell 88.88 AUD ORD -248 -248 22-Oct-19 BlackRock International Limited on mkt sell 89.33 AUD ORD -711 -711 22-Oct-19 BlackRock Investment Management, LLC on mkt sell 88.88 AUD ORD -37 -37 RIO page 88 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.33 AUD ORD -441 -441 22-Oct-19 BlackRock (Singapore) Limited on mkt sell 88.88 AUD ORD -1,016 -1,016 22-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 88.88 AUD ORD -34 -34 22-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.33 AUD ORD -2,512 -2,512 22-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.33 AUD ORD -189 -189 22-Oct-19 BlackRock International Limited on mkt sell 89.36 AUD ORD -282 -282 22-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.33 AUD ORD -729 -729 22-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.33 AUD ORD -514 -514 22-Oct-19 BlackRock Investment Management, LLC on mkt sell 88.88 AUD ORD -64 -64 22-Oct-19 BlackRock Investment Management, LLC on mkt sell 89.36 AUD ORD -409 -409 22-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.43 AUD ORD 338 338 22-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,875 1,875 22-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -4,628 -4,628 23-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 89.93 AUD ORD -461 -461 23-Oct-19 BlackRock Japan Co., Ltd. on mkt sell 89.93 AUD ORD -249 -249 23-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.92 AUD ORD -340 -340 23-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 89.92 AUD ORD -4,753 -4,753 23-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 89.92 AUD ORD -24,952 -24,952 23-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.80 AUD ORD 85 85 23-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.80 AUD ORD 255 255 23-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.93 AUD ORD -1,836 -1,836 23-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 89.93 AUD ORD -1,815 -1,815 23-Oct-19 BlackRock Advisors, LLC on mkt buy 89.80 AUD ORD 1,179 1,179 23-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 89.80 AUD ORD 1,168 1,168 23-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.80 AUD ORD 3,128 3,128 23-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 89.80 AUD ORD -454 -454 23-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.80 AUD ORD -979 -979 23-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 89.80 AUD ORD 258 258 23-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 89.80 AUD ORD -5,138 -5,138 23-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 462 462 23-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 27 27 24-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.61 AUD ORD -195 -195 24-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.61 AUD ORD -1,324 -1,324 24-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.61 AUD ORD -2,417 -2,417 24-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.61 AUD ORD -1,071 -1,071 24-Oct-19 BlackRock International Limited on mkt sell 90.61 AUD ORD -581 -581 24-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.61 AUD ORD -2,083 -2,083 24-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.61 AUD ORD -266 -266 24-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.61 AUD ORD -1,246 -1,246 24-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 90.71 AUD ORD 18,564 18,564 24-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 90.39 AUD ORD -847 -847 24-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.39 AUD ORD 1,061 1,061 24-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 462 462 24-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,110 1,110 24-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2 2 24-Oct-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -11,727 -11,727 25-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -333 -333 25-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.78 AUD ORD -844 -844 25-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.78 AUD ORD -290 -290 RIO page 89 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.81 AUD ORD -20 -20 25-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.81 AUD ORD -698 -698 25-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 90.81 AUD ORD 1,632 1,632 25-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.81 AUD ORD 5,966 5,966 25-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.81 AUD ORD -1,248 -1,248 25-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,875 -1,875 25-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 10,460 10,460 25-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2 -2 28-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 438 438 28-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 91.25 AUD ORD 2,881 2,881 28-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 14,324 14,324 28-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 8,087 8,087 29-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 219 219 29-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.24 AUD ORD -267 -267 29-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.24 AUD ORD -10,221 -10,221 29-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.24 AUD ORD -319 -319 29-Oct-19 BlackRock Advisors (UK) Limited on mkt sell 92.15 AUD ORD -13 -13 29-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.24 AUD ORD -226 -226 29-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.20 AUD ORD 2,544 2,544 29-Oct-19 BlackRock Asset Management Canada Limited on mkt sell 92.20 AUD ORD -455 -455 29-Oct-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 6,373 6,373 29-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -13 -13 30-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 91.40 AUD ORD 35,250 35,250 30-Oct-19 BlackRock Investment Management, LLC on mkt buy 91.57 AUD ORD 370 370 30-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.21 AUD ORD -4,686 -4,686 30-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.21 AUD ORD -101 -101 30-Oct-19 BlackRock Investment Management, LLC on mkt sell 91.20 AUD ORD -1,203 -1,203 30-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.20 AUD ORD -4,902 -4,902 30-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,760 6,760 30-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 27 27 31-Oct-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 1,560 1,560 31-Oct-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,320 1,320 31-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.73 AUD ORD -428 -428 31-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.73 AUD ORD -1,942 -1,942 31-Oct-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.73 AUD ORD -1,273 -1,273 31-Oct-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.73 AUD ORD -345 -345 31-Oct-19 BlackRock Investment Management (Australia) Limited on mkt buy 90.76 AUD ORD 7,054 7,054 31-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 90.88 AUD ORD 729 729 31-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 90.88 AUD ORD 364 364 31-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.88 AUD ORD -6,618 -6,618 31-Oct-19 BlackRock Advisors (UK) Limited on mkt buy 90.88 AUD ORD 444 444 31-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.88 AUD ORD 1,665 1,665 31-Oct-19 BlackRock Investment Management (Australia) Limited on mkt sell 90.88 AUD ORD -406 -406 31-Oct-19 BlackRock Investment Management (UK) Limited on mkt buy 90.88 AUD ORD 32,271 32,271 31-Oct-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.88 AUD ORD 2,527 2,527 31-Oct-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,003 1,003 31-Oct-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,103 -3,103 RIO page 90 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 663 663 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -936 -936 01-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.26 AUD ORD -2,625 -2,625 01-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.26 AUD ORD -932 -932 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -1,905 -1,905 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -2,736 -2,736 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -324 -324 01-Nov-19 BlackRock Advisors, LLC on mkt sell 90.26 AUD ORD -161 -161 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -2,094 -2,094 01-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 90.26 AUD ORD -463 -463 01-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 90.26 AUD ORD -333 -333 01-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 90.26 AUD ORD -698 -698 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -1,447 -1,447 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.26 AUD ORD -650 -650 01-Nov-19 BlackRock Fund Advisors on mkt buy 90.38 AUD ORD 1,728 1,728 01-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 90.38 AUD ORD 278 278 01-Nov-19 BlackRock Advisors, LLC on mkt buy 90.38 AUD ORD 2,610 2,610 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 90.38 AUD ORD 355 355 01-Nov-19 BlackRock Advisors, LLC on mkt buy 90.38 AUD ORD 480 480 01-Nov-19 BlackRock International Limited on mkt sell 90.37 AUD ORD -421 -421 01-Nov-19 BlackRock Investment Management, LLC on mkt sell 90.37 AUD ORD -1,018 -1,018 01-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 90.49 AUD ORD 5,082 5,082 01-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 90.49 AUD ORD -975 -975 01-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 90.49 AUD ORD -1,109 -1,109 01-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,400 1,400 01-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,280 4,280 01-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6,373 -6,373 01-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 63,442 63,442 01-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,984 -4,984 04-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.69 AUD ORD 1,370 1,370 04-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.69 AUD ORD 2,544 2,544 04-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,140 2,140 04-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 112 112 04-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,685 1,685 04-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -14,385 -14,385 05-Nov-19 BlackRock Advisors, LLC on mkt sell 94.46 AUD ORD -468 -468 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD -45 -45 05-Nov-19 BlackRock Advisors, LLC on mkt sell 94.46 AUD ORD -3 -3 05-Nov-19 BlackRock Advisors, LLC on mkt sell 94.46 AUD ORD -148 -148 05-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.46 AUD ORD -7 -7 05-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.46 AUD ORD -63 -63 05-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.46 AUD ORD -10 -10 05-Nov-19 BlackRock (Singapore) Limited on mkt sell 94.46 AUD ORD -270 -270 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.46 AUD ORD -7 -7 05-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.46 AUD ORD -16 -16 05-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD -637 -637 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD -139 -139 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.65 AUD ORD -231 -231 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.65 AUD ORD -56 -56 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -796 -796 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -570 -570 RIO page 91 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -514 -514 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.94 AUD ORD -2,576 -2,576 05-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 94.94 AUD ORD -692 -692 05-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.94 AUD ORD -4,976 -4,976 05-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.94 AUD ORD -1,895 -1,895 05-Nov-19 BlackRock International Limited on mkt sell 94.94 AUD ORD -560 -560 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -1,696 -1,696 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -5,242 -5,242 05-Nov-19 BlackRock Advisors, LLC on mkt sell 94.94 AUD ORD -547 -547 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -3,301 -3,301 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -346 -346 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -4,320 -4,320 05-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 94.94 AUD ORD -1,960 -1,960 05-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 94.94 AUD ORD -1,452 -1,452 05-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.94 AUD ORD -1,530 -1,530 05-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 94.94 AUD ORD -632 -632 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -2,608 -2,608 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -2,653 -2,653 05-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.94 AUD ORD -195 -195 05-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.94 AUD ORD -218 -218 05-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.02 AUD ORD -483 -483 05-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.94 AUD ORD -175 -175 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.84 AUD ORD 3,392 3,392 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.84 AUD ORD 2,740 2,740 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.84 AUD ORD 2,740 2,740 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 2,451 2,451 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 210 210 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 162 162 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 567 567 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 363 363 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 50 50 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 51 51 05-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.84 AUD ORD 153 153 05-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.84 AUD ORD 518 518 05-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 112 112 05-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 10,140 10,140 05-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -51 -51 06-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -3,010 -3,010 06-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.29 AUD ORD 44,246 44,246 06-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.18 AUD ORD -23,878 -23,878 06-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.18 AUD ORD -3,097 -3,097 06-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.18 AUD ORD -39,218 -39,218 06-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.18 AUD ORD -17,479 -17,479 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.21 AUD ORD -230 -230 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.13 AUD ORD -1,034 -1,034 06-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.13 AUD ORD -656 -656 06-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 95.13 AUD ORD -342 -342 RIO page 92 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 95.13 AUD ORD -375 -375 06-Nov-19 BlackRock Investment Management, LLC on mkt sell 95.13 AUD ORD -1,398 -1,398 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.13 AUD ORD -261 -261 06-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 95.16 AUD ORD -4,340 -4,340 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.13 AUD ORD -94 -94 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.14 AUD ORD -5,422 -5,422 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.14 AUD ORD -1,113 -1,113 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.14 AUD ORD -1,093 -1,093 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.13 AUD ORD -36 -36 06-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 95.15 AUD ORD -20,513 -20,513 06-Nov-19 BlackRock Advisors, LLC on mkt sell 95.14 AUD ORD -6,766 -6,766 06-Nov-19 BlackRock Fund Advisors on mkt sell 95.13 AUD ORD -1,074 -1,074 06-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.14 AUD ORD -1,373 -1,373 06-Nov-19 BlackRock Advisors, LLC on mkt sell 95.14 AUD ORD -1,813 -1,813 06-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 95.13 AUD ORD -158 -158 06-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.11 AUD ORD 2,740 2,740 06-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.11 AUD ORD 363 363 06-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.11 AUD ORD 1,452 1,452 06-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.11 AUD ORD 405 405 06-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.11 AUD ORD 823 823 06-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 95.11 AUD ORD 468 468 06-Nov-19 BlackRock Fund Advisors on mkt buy 95.11 AUD ORD 1,171 1,171 06-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,210 3,210 06-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,011 1,011 06-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -11,394 -11,394 07-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 94.99 AUD ORD -31,912 -31,912 07-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,370 4,370 07-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 7,000 7,000 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -1,492 -1,492 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -3,501 -3,501 07-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.99 AUD ORD -10,322 -10,322 07-Nov-19 BlackRock Advisors, LLC on mkt sell 94.99 AUD ORD -1,422 -1,422 07-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.99 AUD ORD -8,913 -8,913 07-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.99 AUD ORD -3,000 -3,000 07-Nov-19 BlackRock International Limited on mkt sell 94.99 AUD ORD -5,894 -5,894 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -18,518 -18,518 07-Nov-19 BlackRock Advisors, LLC on mkt sell 94.99 AUD ORD -1,171 -1,171 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -22,220 -22,220 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -3,351 -3,351 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -6,281 -6,281 07-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 94.99 AUD ORD -5,055 -5,055 07-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 94.99 AUD ORD -3,868 -3,868 07-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 94.99 AUD ORD -5,713 -5,713 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -13,930 -13,930 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -9,439 -9,439 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -585 -585 07-Nov-19 BlackRock Advisors, LLC on mkt sell 94.99 AUD ORD -554 -554 07-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 94.99 AUD ORD -760 -760 07-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.99 AUD ORD -764 -764 RIO page 93 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -549 -549 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -494 -494 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -275 -275 07-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.99 AUD ORD -147 -147 07-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.99 AUD ORD -134 -134 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.99 AUD ORD -1,697 -1,697 07-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.05 AUD ORD -1,001 -1,001 07-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.16 AUD ORD 338 338 07-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.16 AUD ORD 726 726 07-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.16 AUD ORD 2,701 2,701 07-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 95.16 AUD ORD 156 156 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.16 AUD ORD 7,703 7,703 07-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.16 AUD ORD 9,235 9,235 07-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.16 AUD ORD 254 254 07-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,470 8,470 07-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 674 674 07-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 07-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 55,936 55,936 07-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 13,589 13,589 07-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,987 2,987 08-Nov-19 BlackRock Fund Advisors on mkt buy 95.20 AUD ORD 304 304 08-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,240 2,240 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.08 AUD ORD -1,984 -1,984 08-Nov-19 BlackRock Advisors, LLC on mkt sell 95.08 AUD ORD -1,096 -1,096 08-Nov-19 BlackRock International Limited on mkt sell 95.08 AUD ORD -4,111 -4,111 08-Nov-19 BlackRock Advisors, LLC on mkt sell 95.08 AUD ORD -996 -996 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.08 AUD ORD -17,564 -17,564 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.08 AUD ORD -2,238 -2,238 08-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 95.08 AUD ORD -4,239 -4,239 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.08 AUD ORD -8,533 -8,533 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.08 AUD ORD -5,806 -5,806 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.13 AUD ORD -964 -964 08-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.13 AUD ORD -466 -466 08-Nov-19 BlackRock Investment Management, LLC on mkt sell 95.08 AUD ORD -430 -430 08-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.08 AUD ORD -747 -747 08-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.11 AUD ORD -525 -525 08-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.96 AUD ORD 4,902 4,902 08-Nov-19 BlackRock Fund Advisors on mkt sell 95.23 AUD ORD -2,476 -2,476 08-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.23 AUD ORD 567 567 08-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.23 AUD ORD 82 82 08-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 5,600 5,600 08-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 23,784 23,784 08-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,394 1,394 08-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 5,398 5,398 08-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -11,295 -11,295 08-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -8,803 -8,803 11-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 9,273 9,273 11-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.59 AUD ORD -310 -310 11-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.59 AUD ORD -69 -69 RIO page 94 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.98 AUD ORD 848 848 11-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 92.98 AUD ORD 1,640 1,640 11-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 92.98 AUD ORD -536 -536 11-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 92.98 AUD ORD 567 567 11-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 92.98 AUD ORD 567 567 11-Nov-19 BlackRock Investment Management, LLC on mkt sell 92.98 AUD ORD -1,270 -1,270 11-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 92.98 AUD ORD 1,014 1,014 11-Nov-19 BlackRock Investment Management, LLC on mkt buy 92.98 AUD ORD 282 282 11-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 112 112 11-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 11-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,011 1,011 11-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 6,763 6,763 11-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 41,955 41,955 11-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,749 1,749 11-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,377 1,377 11-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 201,084 201,084 12-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 10,080 10,080 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.77 AUD ORD -1,309 -1,309 12-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 92.77 AUD ORD -247 -247 12-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.77 AUD ORD -11,428 -11,428 12-Nov-19 BlackRock Advisors, LLC on mkt sell 92.80 AUD ORD -1,262 -1,262 12-Nov-19 BlackRock Advisors, LLC on mkt sell 92.80 AUD ORD -966 -966 12-Nov-19 BlackRock International Limited on mkt sell 92.80 AUD ORD -1,595 -1,595 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.80 AUD ORD -10,489 -10,489 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.80 AUD ORD -1,090 -1,090 12-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 92.80 AUD ORD -1,781 -1,781 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.80 AUD ORD -5,791 -5,791 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.80 AUD ORD -4,984 -4,984 12-Nov-19 BlackRock Advisors, LLC on mkt sell 92.80 AUD ORD -408 -408 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.77 AUD ORD -34 -34 12-Nov-19 BlackRock Advisors, LLC on mkt sell 92.40 AUD ORD -703 -703 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.40 AUD ORD -69 -69 12-Nov-19 BlackRock Advisors, LLC on mkt sell 92.40 AUD ORD -5 -5 12-Nov-19 BlackRock Advisors, LLC on mkt sell 92.40 AUD ORD -231 -231 12-Nov-19 BlackRock Investment Management, LLC on mkt sell 92.40 AUD ORD -11 -11 12-Nov-19 BlackRock Investment Management, LLC on mkt sell 92.40 AUD ORD -101 -101 12-Nov-19 BlackRock Investment Management, LLC on mkt sell 92.40 AUD ORD -18 -18 12-Nov-19 BlackRock (Singapore) Limited on mkt sell 92.40 AUD ORD -414 -414 12-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 92.40 AUD ORD -14 -14 12-Nov-19 BlackRock Investment Management, LLC on mkt sell 92.40 AUD ORD -26 -26 12-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 93.36 AUD ORD -3,396 -3,396 12-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.36 AUD ORD -304 -304 12-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.36 AUD ORD 334 334 12-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 93.36 AUD ORD 95 95 12-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 93.36 AUD ORD -466 -466 12-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6,763 -6,763 12-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -31,710 -31,710 12-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,749 -1,749 12-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,544 2,544 12-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -206,751 -206,751 13-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.90 AUD ORD -665 -665 13-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 91.90 AUD ORD -310 -310 13-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 91.90 AUD ORD -174 -174 RIO page 95 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.90 AUD ORD -91 -91 13-Nov-19 BlackRock Investment Management, LLC on mkt sell 91.90 AUD ORD -457 -457 13-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.90 AUD ORD -25 -25 13-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 91.83 AUD ORD 1,189 1,189 13-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,200 4,200 13-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -222 -222 13-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.66 AUD ORD -26,754 -26,754 13-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.65 AUD ORD -14,197 -14,197 13-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.66 AUD ORD -33,141 -33,141 13-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.65 AUD ORD -3,025 -3,025 13-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.69 AUD ORD -961 -961 13-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.69 AUD ORD -78 -78 13-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 91.69 AUD ORD -74 -74 13-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 91.80 AUD ORD 169 169 13-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 91.80 AUD ORD -314 -314 13-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 91.80 AUD ORD 1,143 1,143 13-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 22,022 22,022 13-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 10,164 10,164 13-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,470 8,470 13-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,776 6,776 13-Nov-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 39 39 13-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 21,274 21,274 13-Nov-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,961 2,961 13-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 63,269 63,269 13-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 392 392 13-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,596 2,596 13-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,326 4,326 13-Nov-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,230 1,230 14-Nov-19 BlackRock Advisors, LLC on mkt sell 92.13 AUD ORD -364 -364 14-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.13 AUD ORD -5,124 -5,124 14-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.13 AUD ORD -615 -615 14-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 92.13 AUD ORD -1,222 -1,222 14-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.13 AUD ORD -2,968 -2,968 14-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 92.13 AUD ORD -1,910 -1,910 14-Nov-19 BlackRock Advisors, LLC on mkt sell 92.13 AUD ORD -165 -165 14-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.36 AUD ORD 2,544 2,544 14-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.36 AUD ORD 1,400 1,400 14-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 92.36 AUD ORD 1,370 1,370 14-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 92.36 AUD ORD 819 819 14-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 92.36 AUD ORD 82 82 14-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 92.36 AUD ORD -1,700 -1,700 14-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 92.36 AUD ORD 17 17 14-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 92.36 AUD ORD 454 454 14-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 122 122 14-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,470 8,470 14-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,022 2,022 14-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,977 -2,977 14-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 11,858 11,858 14-Nov-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -1,393 -1,393 RIO page 96 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Nov-19 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -797 -797 14-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -16 -16 14-Nov-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,123 -1,123 14-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -69,123 -69,123 14-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 115 115 14-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -702 -702 14-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 371 371 14-Nov-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 221 221 15-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 93.03 AUD ORD 1,479 1,479 15-Nov-19 BlackRock Advisors, LLC on mkt sell 93.42 AUD ORD -223 -223 15-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.42 AUD ORD -3,946 -3,946 15-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.42 AUD ORD -580 -580 15-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 93.42 AUD ORD -949 -949 15-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.42 AUD ORD -2,797 -2,797 15-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.42 AUD ORD -1,453 -1,453 15-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 93.16 AUD ORD 1,016 1,016 15-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.54 AUD ORD 3,392 3,392 15-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 93.54 AUD ORD 243 243 15-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.54 AUD ORD -632 -632 15-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.54 AUD ORD -569 -569 15-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 92.36 AUD ORD -2,282 -2,282 15-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,348 1,348 15-Nov-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -39 -39 15-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 289,242 289,242 15-Nov-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,838 -1,838 15-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -443,570 -443,570 15-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -507 -507 15-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,831 -3,831 15-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,426 -4,426 15-Nov-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,451 -1,451 18-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,810 2,810 18-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -5,162 -5,162 18-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.39 AUD ORD -58 -58 18-Nov-19 BlackRock Fund Advisors on mkt buy 94.40 AUD ORD 1,353 1,353 18-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 94.40 AUD ORD 545 545 18-Nov-19 BlackRock Advisors, LLC on mkt buy 94.40 AUD ORD 7,758 7,758 18-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 94.40 AUD ORD 1,674 1,674 18-Nov-19 BlackRock Advisors, LLC on mkt buy 94.40 AUD ORD 2,206 2,206 18-Nov-19 BlackRock International Limited on mkt buy 94.40 AUD ORD 620 620 18-Nov-19 BlackRock Investment Management, LLC on mkt buy 94.40 AUD ORD 476 476 18-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.35 AUD ORD 3,392 3,392 18-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.35 AUD ORD 3,065 3,065 18-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.35 AUD ORD 729 729 18-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.35 AUD ORD 405 405 18-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.35 AUD ORD -8,434 -8,434 18-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,202 -3,202 18-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -12,519 -12,519 18-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -542 -542 18-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -134 -134 19-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD -637 -637 19-Nov-19 BlackRock Advisors, LLC on mkt sell 94.97 AUD ORD -446 -446 RIO page 97 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.97 AUD ORD -43 -43 19-Nov-19 BlackRock Advisors, LLC on mkt sell 94.97 AUD ORD -3 -3 19-Nov-19 BlackRock Advisors, LLC on mkt sell 94.97 AUD ORD -145 -145 19-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.97 AUD ORD -7 -7 19-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.97 AUD ORD -65 -65 19-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.97 AUD ORD -10 -10 19-Nov-19 BlackRock (Singapore) Limited on mkt sell 94.97 AUD ORD -266 -266 19-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.97 AUD ORD -8 -8 19-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.97 AUD ORD -16 -16 19-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,960 8,960 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.98 AUD ORD -653 -653 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.98 AUD ORD -126 -126 19-Nov-19 BlackRock Advisors, LLC on mkt sell 95.00 AUD ORD -453 -453 19-Nov-19 BlackRock Advisors, LLC on mkt sell 95.00 AUD ORD -322 -322 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.00 AUD ORD -6,334 -6,334 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.00 AUD ORD -782 -782 19-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 95.00 AUD ORD -1,133 -1,133 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.00 AUD ORD -2,042 -2,042 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.00 AUD ORD -1,214 -1,214 19-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.98 AUD ORD -60 -60 19-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.20 AUD ORD 363 363 19-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.20 AUD ORD 363 363 19-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 95.20 AUD ORD -772 -772 19-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.20 AUD ORD -3,828 -3,828 19-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 95.20 AUD ORD 100 100 19-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.20 AUD ORD 291 291 19-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 19-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -307,298 -307,298 19-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 456,416 456,416 19-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -475 -475 19-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4 4 20-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.21 AUD ORD -13,539 -13,539 20-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.21 AUD ORD -1,549 -1,549 20-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 94.21 AUD ORD -12,106 -12,106 20-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.34 AUD ORD -492 -492 20-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.30 AUD ORD -53 -53 20-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 94.30 AUD ORD -250 -250 20-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 94.30 AUD ORD -129 -129 20-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 94.30 AUD ORD -395 -395 20-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.30 AUD ORD -115 -115 20-Nov-19 BlackRock Investment Management, LLC on mkt sell 94.30 AUD ORD -296 -296 20-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 94.41 AUD ORD 3,392 3,392 20-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.41 AUD ORD 1,848 1,848 20-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.41 AUD ORD 1,280 1,280 20-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 94.41 AUD ORD 3,680 3,680 20-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 670 670 20-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,685 1,685 20-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 302,649 302,649 20-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -443,581 -443,581 20-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,037 2,037 20-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 14,435 14,435 RIO page 98 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 92.91 AUD ORD 1,741 1,741 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.26 AUD ORD -2,494 -2,494 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.26 AUD ORD -584 -584 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.26 AUD ORD -582 -582 21-Nov-19 BlackRock Advisors, LLC on mkt sell 93.24 AUD ORD -415 -415 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.24 AUD ORD -4,716 -4,716 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.24 AUD ORD -458 -458 21-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 93.24 AUD ORD -800 -800 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.24 AUD ORD -669 -669 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 93.26 AUD ORD -206 -206 21-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.30 AUD ORD 2,740 2,740 21-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 93.30 AUD ORD 1,696 1,696 21-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 93.30 AUD ORD -850 -850 21-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 93.30 AUD ORD 1,574 1,574 21-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,776 6,776 21-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 924 924 21-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -302,649 -302,649 21-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 368,430 368,430 21-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 9,523 9,523 21-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 102,337 102,337 22-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 94.09 AUD ORD -570 -570 22-Nov-19 BlackRock Fund Advisors on mkt buy 94.05 AUD ORD 19,950 19,950 22-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 94.05 AUD ORD 214 214 22-Nov-19 BlackRock Fund Advisors on mkt buy 94.05 AUD ORD 1,046 1,046 22-Nov-19 BlackRock Fund Advisors on mkt buy 94.05 AUD ORD 4,381 4,381 22-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,140 2,140 22-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,640 3,640 22-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 1,925 1,925 22-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 21,900 21,900 22-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 78,786 78,786 22-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -11,115 -11,115 22-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -116,908 -116,908 25-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.92 AUD ORD 338 338 25-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.92 AUD ORD -2,550 -2,550 25-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.92 AUD ORD 567 567 25-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.97 AUD ORD -197 -197 25-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 95.92 AUD ORD 110 110 25-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 185,406 185,406 25-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -476,593 -476,593 25-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -729 -729 25-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -162 -162 26-Nov-19 BlackRock Advisors, LLC on mkt sell 96.12 AUD ORD -5,474 -5,474 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.12 AUD ORD -554 -554 26-Nov-19 BlackRock Advisors, LLC on mkt sell 96.12 AUD ORD -42 -42 26-Nov-19 BlackRock Advisors, LLC on mkt sell 96.12 AUD ORD -1,823 -1,823 26-Nov-19 BlackRock Investment Management, LLC on mkt sell 96.12 AUD ORD -86 -86 26-Nov-19 BlackRock Investment Management, LLC on mkt sell 96.12 AUD ORD -806 -806 26-Nov-19 BlackRock Investment Management, LLC on mkt sell 96.12 AUD ORD -133 -133 26-Nov-19 BlackRock (Singapore) Limited on mkt sell 96.12 AUD ORD -3,265 -3,265 26-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.12 AUD ORD -104 -104 26-Nov-19 BlackRock Investment Management, LLC on mkt sell 96.12 AUD ORD -206 -206 26-Nov-19 BlackRock Advisors, LLC on mkt sell 96.08 AUD ORD -1,220 -1,220 RIO page 99 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.08 AUD ORD -5,858 -5,858 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.08 AUD ORD -2,452 -2,452 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.08 AUD ORD -1,501 -1,501 26-Nov-19 BlackRock Advisors, LLC on mkt sell 96.08 AUD ORD -261 -261 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.08 AUD ORD -789 -789 26-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 96.08 AUD ORD -1,072 -1,072 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.12 AUD ORD -84 -84 26-Nov-19 BlackRock Advisors, LLC on mkt sell 96.08 AUD ORD -243 -243 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.11 AUD ORD -21 -21 26-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.98 AUD ORD 169 169 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -4,220 -4,220 26-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.98 AUD ORD 280 280 26-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.98 AUD ORD 402 402 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -120 -120 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -216 -216 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 95.98 AUD ORD -521 -521 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 95.98 AUD ORD -917 -917 26-Nov-19 BlackRock Advisors, LLC on mkt sell 95.98 AUD ORD -18 -18 26-Nov-19 BlackRock Advisors, LLC on mkt sell 95.98 AUD ORD -38 -38 26-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 95.98 AUD ORD -18 -18 26-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 95.98 AUD ORD -39 -39 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -2,771 -2,771 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -4,850 -4,850 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -5,963 -5,963 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -3,405 -3,405 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -3,021 -3,021 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -1,726 -1,726 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -149 -149 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -266 -266 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 95.98 AUD ORD -17 -17 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 95.98 AUD ORD -35 -35 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -17,932 -17,932 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -10,247 -10,247 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -1,453 -1,453 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -829 -829 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -3,332 -3,332 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -1,904 -1,904 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -1,922 -1,922 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -1,101 -1,101 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -582 -582 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -330 -330 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.98 AUD ORD 4,393 4,393 26-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 95.98 AUD ORD 166 166 26-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 95.98 AUD ORD -224 -224 26-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 95.98 AUD ORD -126 -126 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -93 -93 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -166 -166 RIO page 100 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -6,205 -6,205 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -3,543 -3,543 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -4,062 -4,062 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -7,116 -7,116 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -900 -900 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -1,578 -1,578 26-Nov-19 BlackRock Fund Advisors on mkt buy 95.98 AUD ORD 4,587 4,587 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -5,908 -5,908 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -3,375 -3,375 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.98 AUD ORD 869 869 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -8,848 -8,848 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -5,054 -5,054 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -1,367 -1,367 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -2,393 -2,393 26-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 95.98 AUD ORD 817 817 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 1,565 1,565 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 1,900 1,900 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -1,818 -1,818 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -3,182 -3,182 26-Nov-19 BlackRock Investment Management, LLC on mkt sell 95.98 AUD ORD -526 -526 26-Nov-19 BlackRock Investment Management, LLC on mkt sell 95.98 AUD ORD -298 -298 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -163 -163 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -90 -90 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -705 -705 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -1,238 -1,238 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -29 -29 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -53 -53 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -3,783 -3,783 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -2,162 -2,162 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -715 -715 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -1,255 -1,255 26-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.98 AUD ORD 245 245 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 2,607 2,607 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 604 604 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 324 324 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 1,786 1,786 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 2,275 2,275 26-Nov-19 BlackRock Advisors, LLC on mkt sell 95.98 AUD ORD -107 -107 26-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.98 AUD ORD 1,665 1,665 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -491 -491 26-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.98 AUD ORD 224 224 26-Nov-19 BlackRock Advisors (UK) Limited on mkt sell 95.98 AUD ORD -18,485 -18,485 26-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 95.98 AUD ORD 8,155 8,155 26-Nov-19 BlackRock Fund Advisors on mkt sell 95.98 AUD ORD -4,697 -4,697 26-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.98 AUD ORD -7,131 -7,131 26-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 95.98 AUD ORD 12,850 12,850 26-Nov-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.98 AUD ORD -156 -156 RIO page 101 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD -10,231 -10,231 26-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 7,001 7,001 26-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -207,305 -207,305 26-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 467,637 467,637 26-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 516 516 26-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -306 -306 27-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,274 1,274 27-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.94 AUD ORD -17,661 -17,661 27-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.95 AUD ORD -17,001 -17,001 27-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -2,360 -2,360 27-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -465 -465 27-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -457 -457 27-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.87 AUD ORD -675 -675 27-Nov-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.87 AUD ORD -209 -209 27-Nov-19 BlackRock Investment Management (UK) Limited on mkt sell 96.95 AUD ORD -206 -206 27-Nov-19 BlackRock Japan Co., Ltd. on mkt sell 96.95 AUD ORD -216 -216 27-Nov-19 BlackRock Investment Management, LLC on mkt sell 96.95 AUD ORD -89 -89 27-Nov-19 BlackRock Investment Management (Australia) Limited on mkt sell 96.93 AUD ORD -2,573 -2,573 27-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 97.00 AUD ORD 209 209 27-Nov-19 BlackRock Fund Advisors on mkt buy 97.00 AUD ORD 1,540 1,540 27-Nov-19 BlackRock Asset Management Canada Limited on mkt buy 97.00 AUD ORD 107 107 27-Nov-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,480 4,480 27-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 279,044 279,044 27-Nov-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 985 985 27-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,606 -5,606 27-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 11,111 11,111 27-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 193,332 193,332 27-Nov-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 3,958 3,958 28-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 98.15 AUD ORD 566 566 28-Nov-19 BlackRock Investment Management (UK) Limited on mkt buy 97.54 AUD ORD 2,418 2,418 28-Nov-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.39 AUD ORD 3,392 3,392 28-Nov-19 BlackRock Asset Management Canada Limited on mkt sell 97.39 AUD ORD -562 -562 28-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.39 AUD ORD 2,472 2,472 28-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.39 AUD ORD 721 721 28-Nov-19 BlackRock Fund Advisors on mkt buy 97.39 AUD ORD 1,569 1,569 28-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 388,558 388,558 28-Nov-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -985 -985 28-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -62,625 -62,625 28-Nov-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -27,292 -27,292 28-Nov-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -181,186 -181,186 28-Nov-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -3,958 -3,958 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 209 209 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 209 209 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 77 77 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 140 140 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 1,111 1,111 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 3,295 3,295 29-Nov-19 BlackRock Institutional Trust Company, National Association on mkt buy 96.90 AUD ORD 2,009 2,009 29-Nov-19 BlackRock Advisors (UK) Limited on mkt buy 96.90 AUD ORD 2,433 2,433 29-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -12,963 -12,963 RIO page 102 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Nov-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 12,963 12,963 29-Nov-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 88,845 88,845 29-Nov-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -85,404 -85,404 02-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 97.52 AUD ORD -844 -844 02-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 97.52 AUD ORD 976 976 02-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 97.52 AUD ORD 280 280 02-Dec-19 BlackRock Investment Management (Australia) Limited on mkt sell 97.52 AUD ORD -169 -169 02-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.52 AUD ORD 273 273 02-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -609,841 -609,841 02-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,735 1,735 02-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -8,589 -8,589 02-Dec-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -124,379 -124,379 03-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 96.19 AUD ORD 577 577 03-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 96.62 AUD ORD 192 192 03-Dec-19 BlackRock Asset Management Canada Limited on mkt buy 96.18 AUD ORD 95 95 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.63 AUD ORD -454 -454 03-Dec-19 BlackRock Advisors, LLC on mkt sell 96.69 AUD ORD -611 -611 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.69 AUD ORD -4,869 -4,869 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.69 AUD ORD -587 -587 03-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 96.69 AUD ORD -979 -979 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 96.69 AUD ORD -2,311 -2,311 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.02 AUD ORD 7,826 7,826 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.02 AUD ORD 3,126 3,126 03-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.02 AUD ORD -302 -302 03-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 97.02 AUD ORD 728 728 03-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.78 AUD ORD 1,880 1,880 03-Dec-19 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -9,210 -9,210 03-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -25,675 -25,675 03-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,730 -1,730 03-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -5,811 -5,811 04-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 94.94 AUD ORD -30,367 -30,367 04-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 95.57 AUD ORD 2,969 2,969 04-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 94.53 AUD ORD -1,399 -1,399 04-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,165 3,165 04-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 94.98 AUD ORD -50 -50 04-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 94.74 AUD ORD -271 -271 04-Dec-19 BlackRock Japan Co., Ltd. on mkt sell 94.74 AUD ORD -1,477 -1,477 04-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.03 AUD ORD 424 424 04-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.03 AUD ORD 2,544 2,544 04-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD -252 -252 04-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD -420 -420 04-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.03 AUD ORD 37 37 04-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD -1,092 -1,092 04-Dec-19 BlackRock Investment Management (Australia) Limited on mkt sell 95.03 AUD ORD -9,951 -9,951 04-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.03 AUD ORD 1,493 1,493 04-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 95.03 AUD ORD 1,781 1,781 RIO page 103 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.03 AUD ORD 3,387 3,387 04-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 440,994 440,994 04-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -455,959 -455,959 05-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 95.94 AUD ORD 1,709 1,709 05-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 95.80 AUD ORD -31,917 -31,917 05-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 7,357 7,357 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.82 AUD ORD 84 84 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.82 AUD ORD 83 83 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.80 AUD ORD -2,569 -2,569 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.80 AUD ORD -446 -446 05-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 95.80 AUD ORD -798 -798 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.80 AUD ORD -877 -877 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.84 AUD ORD -44 -44 05-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.79 AUD ORD 1,377 1,377 05-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 95.79 AUD ORD 77 77 05-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 95.79 AUD ORD 77 77 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.79 AUD ORD -615 -615 05-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.79 AUD ORD -2,172 -2,172 05-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,012 2,012 05-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -453,616 -453,616 06-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.73 AUD ORD -25,319 -25,319 06-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 95.73 AUD ORD -5,777 -5,777 06-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.73 AUD ORD -3,982 -3,982 06-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.73 AUD ORD -2,483 -2,483 06-Dec-19 BlackRock Advisors, LLC on mkt sell 95.73 AUD ORD -2,031 -2,031 06-Dec-19 BlackRock Advisors, LLC on mkt sell 95.73 AUD ORD -1,353 -1,353 06-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 95.69 AUD ORD -52 -52 06-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 95.79 AUD ORD 1,696 1,696 06-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 95.79 AUD ORD 818 818 06-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 95.79 AUD ORD 152 152 06-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 95.79 AUD ORD 8,994 8,994 06-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 31 31 06-Dec-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -3,585 -3,585 06-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,851 1,851 06-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,851 1,851 06-Dec-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -11,999 -11,999 06-Dec-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 11,999 11,999 06-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,914 23,914 06-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 222,750 222,750 09-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 637 637 09-Dec-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -1,674 -1,674 09-Dec-19 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 1,674 1,674 09-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 97.23 AUD ORD -280 -280 09-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 97.23 AUD ORD -106 -106 09-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 96.29 AUD ORD -547 -547 09-Dec-19 BlackRock Investment Management, LLC on mkt buy 96.31 AUD ORD 1,846 1,846 09-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 97.42 AUD ORD 4,240 4,240 RIO page 104 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 97.42 AUD ORD 2,193 2,193 09-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,936 -5,936 09-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 948 948 09-Dec-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -93,677 -93,677 09-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 128,271 128,271 09-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -2 -2 10-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.57 AUD ORD 8,861 8,861 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.51 AUD ORD -387 -387 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.51 AUD ORD -189 -189 10-Dec-19 BlackRock Advisors, LLC on mkt sell 98.55 AUD ORD -5,168 -5,168 10-Dec-19 BlackRock Advisors, LLC on mkt sell 98.55 AUD ORD -747 -747 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.55 AUD ORD -40,368 -40,368 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.55 AUD ORD -2,717 -2,717 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 98.55 AUD ORD -1,532 -1,532 10-Dec-19 BlackRock Fund Advisors on mkt buy 98.67 AUD ORD 905 905 10-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 98.67 AUD ORD 1,593 1,593 10-Dec-19 BlackRock Advisors, LLC on mkt buy 98.67 AUD ORD 6,221 6,221 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.67 AUD ORD 1,195 1,195 10-Dec-19 BlackRock Advisors, LLC on mkt buy 98.67 AUD ORD 1,485 1,485 10-Dec-19 BlackRock International Limited on mkt buy 98.67 AUD ORD 245 245 10-Dec-19 BlackRock Investment Management, LLC on mkt buy 98.67 AUD ORD 357 357 10-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.71 AUD ORD 5,088 5,088 10-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 98.71 AUD ORD 51 51 10-Dec-19 BlackRock Investment Management, LLC on mkt sell 98.71 AUD ORD -1,529 -1,529 10-Dec-19 BlackRock Asset Management Canada Limited on mkt buy 98.71 AUD ORD 109 109 10-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.71 AUD ORD 2,388 2,388 10-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.71 AUD ORD -545 -545 10-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.71 AUD ORD 4,131 4,131 10-Dec-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 23 23 10-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -156,893 -156,893 10-Dec-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 712 712 10-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -16 -16 10-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 213 213 10-Dec-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,460 1,460 10-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,550 1,550 10-Dec-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 497 497 11-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 98.65 AUD ORD -1,019 -1,019 11-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 98.79 AUD ORD -6,032 -6,032 11-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.95 AUD ORD 3,568 3,568 11-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 98.95 AUD ORD 4,886 4,886 11-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.96 AUD ORD 3,043 3,043 11-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.96 AUD ORD 1,221 1,221 11-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 98.96 AUD ORD 1,211 1,211 11-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 99.10 AUD ORD -1,688 -1,688 11-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 99.10 AUD ORD -613 -613 11-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 99.10 AUD ORD 420 420 11-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 99.10 AUD ORD 560 560 11-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.10 AUD ORD 44,782 44,782 11-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 99.10 AUD ORD 136 136 RIO page 105 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 99.10 AUD ORD 30,627 30,627 11-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 99.10 AUD ORD -577 -577 11-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.10 AUD ORD -623 -623 11-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 99.10 AUD ORD 1,007 1,007 11-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 472 472 11-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 98.79 AUD ORD -9,752 -9,752 11-Dec-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 2,081 2,081 11-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -59,216 -59,216 11-Dec-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,590 1,590 11-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 193,906 193,906 11-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9,728 9,728 11-Dec-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 139,963 139,963 11-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 77,582 77,582 11-Dec-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 17 17 11-Dec-19 BlackRock Asset Management North Asia Limited in specie n/a AUD ORD -1,651 -1,651 12-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.10 AUD ORD 699 699 12-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.09 AUD ORD -2,728 -2,728 12-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.09 AUD ORD -2,281 -2,281 12-Dec-19 BlackRock Advisors, LLC on mkt sell 99.03 AUD ORD -8,596 -8,596 12-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.03 AUD ORD -7,284 -7,284 12-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 99.02 AUD ORD -673 -673 12-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 99.02 AUD ORD 5,512 5,512 12-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 99.02 AUD ORD -1,136 -1,136 12-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 99.02 AUD ORD 17,399 17,399 12-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 99.02 AUD ORD -3,316 -3,316 12-Dec-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 5,932 5,932 12-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 32,429 32,429 12-Dec-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 244 244 12-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -44,065 -44,065 12-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2,288 2,288 12-Dec-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 32,343 32,343 12-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 30,968 30,968 12-Dec-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -22 -22 13-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,004 3,004 13-Dec-19 BlackRock Advisors, LLC on mkt sell 100.72 AUD ORD -6,279 -6,279 13-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.81 AUD ORD -3,081 -3,081 13-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.81 AUD ORD -2,668 -2,668 13-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 100.72 AUD ORD -2,075 -2,075 13-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.60 AUD ORD 2,754 2,754 13-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 100.60 AUD ORD 1,636 1,636 13-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 100.60 AUD ORD -252 -252 13-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 100.60 AUD ORD 1,221 1,221 13-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 100.60 AUD ORD 541 541 13-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 100.60 AUD ORD 770 770 13-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 100.60 AUD ORD 700 700 13-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 100.60 AUD ORD 122 122 13-Dec-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -5,990 -5,990 13-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -36,838 -36,838 13-Dec-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,685 -1,685 13-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 179,436 179,436 RIO page 106 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -6,450 -6,450 13-Dec-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -87,610 -87,610 13-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -58,309 -58,309 13-Dec-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -492 -492 16-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD -1,768 -1,768 16-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.61 AUD ORD -1,125 -1,125 16-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.61 AUD ORD -1,401 -1,401 16-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 101.88 AUD ORD 818 818 16-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 101.78 AUD ORD -141 -141 16-Dec-19 BlackRock Asset Management Canada Limited on mkt buy 101.78 AUD ORD 2,197 2,197 16-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.78 AUD ORD -3,011 -3,011 16-Dec-19 BlackRock Investment Management, LLC on mkt sell 101.78 AUD ORD -433 -433 16-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 101.78 AUD ORD 66 66 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -1,311 -1,311 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -1,309 -1,309 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -9,179 -9,179 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -2,184 -2,184 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -610 -610 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -1,204 -1,204 16-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 101.78 AUD ORD 1,905 1,905 16-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.78 AUD ORD -3,055 -3,055 16-Dec-19 BlackRock Fund Advisors on mkt sell 101.78 AUD ORD -8,967 -8,967 16-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,820 1,820 16-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 84 84 16-Dec-19 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -2,045 -2,045 16-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 109,098 109,098 16-Dec-19 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -860 -860 16-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -274,501 -274,501 16-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -5,778 -5,778 16-Dec-19 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -86,156 -86,156 16-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -51,790 -51,790 17-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 8,844 8,844 17-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.95 AUD ORD -1,617 -1,617 17-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.95 AUD ORD -758 -758 17-Dec-19 BlackRock Investment Management (Australia) Limited on mkt sell 102.95 AUD ORD -408 -408 17-Dec-19 BlackRock Advisors, LLC on mkt sell 103.19 AUD ORD -4,905 -4,905 17-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.30 AUD ORD 338 338 17-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.30 AUD ORD 4,240 4,240 17-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.30 AUD ORD 614 614 17-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.30 AUD ORD 614 614 17-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.30 AUD ORD 401 401 17-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 103.30 AUD ORD -401 -401 17-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.30 AUD ORD 50 50 17-Dec-19 BlackRock Asset Management Canada Limited on mkt buy 103.30 AUD ORD 2,690 2,690 17-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 16,276 16,276 17-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,706 4,706 17-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 305,751 305,751 17-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -23,989 -23,989 18-Dec-19 BlackRock Fund Advisors on mkt buy 102.50 AUD ORD 262 262 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 4,140 4,140 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 3,774 3,774 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 10,693 10,693 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,887 1,887 18-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.35 AUD ORD -1,433 -1,433 RIO page 107 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.35 AUD ORD -1,051 -1,051 18-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 102.35 AUD ORD -664 -664 18-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.24 AUD ORD 818 818 18-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.24 AUD ORD 6,544 6,544 18-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 102.24 AUD ORD -975 -975 18-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.24 AUD ORD 401 401 18-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.24 AUD ORD 6,544 6,544 18-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.24 AUD ORD 264 264 18-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.24 AUD ORD 51 51 18-Dec-19 BlackRock Investment Management, LLC on mkt sell 102.24 AUD ORD -959 -959 18-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.24 AUD ORD -16,252 -16,252 18-Dec-19 BlackRock Japan Co., Ltd. on mkt buy 102.24 AUD ORD 972 972 18-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.24 AUD ORD -605 -605 18-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.24 AUD ORD 264 264 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 84 84 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 2,516 2,516 18-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD -28,067 -28,067 18-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -138,174 -138,174 18-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 122,946 122,946 19-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD 613 613 19-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD 613 613 19-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD 168 168 19-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD 1,527 1,527 19-Dec-19 BlackRock Investment Management, LLC on mkt sell 102.26 AUD ORD -1,171 -1,171 19-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD 7,342 7,342 19-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.26 AUD ORD -1,323 -1,323 19-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -178,017 -178,017 19-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -119,735 -119,735 19-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 12,627 12,627 19-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 71,129 71,129 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.29 AUD ORD 5,355 5,355 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.15 AUD ORD -4,102 -4,102 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.09 AUD ORD -868 -868 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.33 AUD ORD 1,500 1,500 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.33 AUD ORD 152 152 20-Dec-19 BlackRock Advisors, LLC on mkt sell 103.14 AUD ORD -657 -657 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt sell 103.14 AUD ORD -315 -315 20-Dec-19 BlackRock Advisors, LLC on mkt sell 103.14 AUD ORD -291 -291 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.14 AUD ORD -157 -157 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.33 AUD ORD 143 143 20-Dec-19 BlackRock Fund Advisors on mkt sell 103.14 AUD ORD -134 -134 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 1,636 1,636 20-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 103.66 AUD ORD -1,688 -1,688 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 280 280 20-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 103.66 AUD ORD -420 -420 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 401 401 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 336 336 20-Dec-19 BlackRock Advisors (UK) Limited on mkt sell 103.66 AUD ORD -82 -82 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 401 401 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 504 504 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 1,446 1,446 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 4,331 4,331 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 552 552 RIO page 108 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 1,649 1,649 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 3,477 3,477 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 10,402 10,402 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.66 AUD ORD 1,020 1,020 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.66 AUD ORD 3,057 3,057 20-Dec-19 BlackRock Investment Management, LLC on mkt sell 103.66 AUD ORD -224 -224 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 528 528 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 1,575 1,575 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.66 AUD ORD 609 609 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.66 AUD ORD 202 202 20-Dec-19 BlackRock Fund Advisors on mkt buy 103.66 AUD ORD 355 355 20-Dec-19 BlackRock Fund Advisors on mkt buy 103.66 AUD ORD 1,071 1,071 20-Dec-19 BlackRock Fund Advisors on mkt buy 103.66 AUD ORD 720 720 20-Dec-19 BlackRock Fund Advisors on mkt buy 103.66 AUD ORD 239 239 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt sell 103.66 AUD ORD -514 -514 20-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 103.66 AUD ORD -115 -115 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 152 152 20-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 103.66 AUD ORD 459 459 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 61 61 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 188 188 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 1,038 1,038 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 103.66 AUD ORD 3,108 3,108 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.66 AUD ORD 433 433 20-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 103.66 AUD ORD 142 142 20-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.66 AUD ORD -1,333 -1,333 20-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 103.66 AUD ORD 22,494 22,494 20-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 103.66 AUD ORD -313 -313 20-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.66 AUD ORD -534 -534 20-Dec-19 BlackRock Fund Advisors on mkt buy 103.66 AUD ORD 387 387 20-Dec-19 BlackRock Fund Advisors on mkt buy 103.66 AUD ORD 1,169 1,169 20-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD -6,620 -6,620 20-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD -5,842 -5,842 20-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,984 1,984 20-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -102,137 -102,137 20-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 190,152 190,152 20-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -12,627 -12,627 20-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -42,767 -42,767 23-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD -2,409 -2,409 23-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 102.10 AUD ORD -1,419 -1,419 23-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 101.83 AUD ORD 975 975 23-Dec-19 BlackRock Asset Management Canada Limited on mkt buy 101.83 AUD ORD 130 130 23-Dec-19 BlackRock Investment Management, LLC on mkt buy 101.83 AUD ORD 263 263 23-Dec-19 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.83 AUD ORD -321 -321 23-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 210 210 23-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 108,172 108,172 23-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -208,512 -208,512 23-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,318 -19,318 24-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,371 6,371 24-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 6,240 6,240 RIO page 109 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.00 AUD ORD 848 848 24-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 705 705 24-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,984 1,984 24-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 1,984 1,984 24-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 45,019 45,019 24-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 16,061 16,061 25-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -189,691 -189,691 25-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -107,806 -107,806 25-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -9,044 -9,044 26-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 80,592 80,592 26-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 193,102 193,102 26-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 9,044 9,044 27-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 102.51 AUD ORD 2,544 2,544 27-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 102.51 AUD ORD 2,601 2,601 27-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 102.51 AUD ORD 65 65 27-Dec-19 BlackRock Fund Advisors on mkt buy 102.51 AUD ORD 1,257 1,257 27-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 102.51 AUD ORD 1,573 1,573 27-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 102.51 AUD ORD -127 -127 27-Dec-19 BlackRock Fund Advisors in specie n/a AUD ORD 940 940 27-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -80,592 -80,592 27-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -200,496 -200,496 27-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -8,744 -8,744 30-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.54 AUD ORD -890 -890 30-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 101.60 AUD ORD 514 514 30-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 101.60 AUD ORD 818 818 30-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 101.60 AUD ORD 154 154 30-Dec-19 BlackRock Institutional Trust Company, National Association on mkt buy 101.60 AUD ORD 2,610 2,610 30-Dec-19 BlackRock Fund Advisors on mkt sell 101.60 AUD ORD -225 -225 30-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 101.60 AUD ORD -131 -131 30-Dec-19 BlackRock Asset Management Canada Limited on mkt sell 101.60 AUD ORD -19 -19 30-Dec-19 BlackRock Institutional Trust Company, National Association on mkt sell 101.60 AUD ORD -1,071 -1,071 30-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 14,026 14,026 30-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 64,782 64,782 30-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 94,693 94,693 30-Dec-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 535 535 31-Dec-19 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD 514 514 31-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD 77 77 31-Dec-19 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD 420 420 31-Dec-19 BlackRock Investment Management (Australia) Limited on mkt sell 100.40 AUD ORD -2,456 -2,456 31-Dec-19 BlackRock Investment Management (UK) Limited on mkt buy 100.40 AUD ORD 1,362 1,362 31-Dec-19 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -14,026 -14,026 31-Dec-19 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -199 -199 31-Dec-19 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -59,142 -59,142 31-Dec-19 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -368 -368 31-Dec-19 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -36,061 -36,061 01-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -67,258 -67,258 01-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -28,192 -28,192 01-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -168 -168 02-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.15 AUD ORD 3,816 3,816 02-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.15 AUD ORD 848 848 RIO page 110 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jan-20 BlackRock Investment Management, LLC on mkt sell 101.15 AUD ORD -367 -367 02-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 100,868 100,868 02-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 77,747 77,747 02-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 449 449 03-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.77 AUD ORD -51 -51 03-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 102.98 AUD ORD -2,295 -2,295 03-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 102.05 AUD ORD 3,783 3,783 03-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.36 AUD ORD -108 -108 03-Jan-20 BlackRock Fund Advisors on mkt buy 101.36 AUD ORD 360 360 03-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.36 AUD ORD -412 -412 03-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.36 AUD ORD -952 -952 03-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 101.36 AUD ORD 975 975 03-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 101.36 AUD ORD 77 77 03-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 101.36 AUD ORD 1,203 1,203 03-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 101.36 AUD ORD 168 168 03-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.36 AUD ORD -503 -503 03-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 8,237 8,237 03-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,070 1,070 03-Jan-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 142,672 142,672 03-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -57,044 -57,044 03-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -449 -449 06-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.77 AUD ORD -519 -519 06-Jan-20 BlackRock Investment Management, LLC on mkt buy 100.78 AUD ORD 353 353 06-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 101.13 AUD ORD 818 818 06-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 101.13 AUD ORD -1,226 -1,226 06-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 101.13 AUD ORD -400 -400 06-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 101.13 AUD ORD -613 -613 06-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 101.13 AUD ORD 75 75 06-Jan-20 BlackRock Investment Management, LLC on mkt buy 101.13 AUD ORD 1,191 1,191 06-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 101.13 AUD ORD 106 106 06-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -8,237 -8,237 06-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 61,613 61,613 06-Jan-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -142,672 -142,672 06-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -20,703 -20,703 07-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.31 AUD ORD -646 -646 07-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 101.43 AUD ORD -270 -270 07-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.74 AUD ORD -5,486 -5,486 07-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 101.74 AUD ORD 332 332 07-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.74 AUD ORD -2,630 -2,630 07-Jan-20 BlackRock Investment Management, LLC on mkt sell 101.74 AUD ORD -1,255 -1,255 07-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,851 1,851 07-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,851 1,851 07-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,468 2,468 07-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,536 1,536 07-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 189,806 189,806 07-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,153 4,153 08-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.78 AUD ORD -653 -653 08-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 100.46 AUD ORD 2,649 2,649 08-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 100.73 AUD ORD -12,633 -12,633 08-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.77 AUD ORD 1,414 1,414 RIO page 111 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.77 AUD ORD 5,491 5,491 08-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.86 AUD ORD 168 168 08-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,080 2,080 08-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 126 126 08-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,448 2,448 08-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,672 3,672 08-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -242,151 -242,151 09-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.01 AUD ORD -214 -214 09-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.19 AUD ORD -5,486 -5,486 09-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,965 -4,965 09-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 11,812 11,812 09-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -11,812 -11,812 10-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.27 AUD ORD -69 -69 10-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 101.45 AUD ORD -3,009 -3,009 10-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 102.43 AUD ORD 819 819 10-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 102.43 AUD ORD -819 -819 10-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.43 AUD ORD 6,184 6,184 10-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 102.43 AUD ORD -2,833 -2,833 10-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -17,252 -17,252 13-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,062 -1,062 13-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 101.65 AUD ORD -743 -743 13-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.08 AUD ORD 19,834 19,834 13-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 102.08 AUD ORD -6,552 -6,552 13-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 102.08 AUD ORD 51 51 13-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.08 AUD ORD -37 -37 13-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,536 1,536 13-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 35,662 35,662 13-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -21,907 -21,907 14-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.52 AUD ORD 635 635 14-Jan-20 BlackRock Japan Co., Ltd. on mkt sell 103.73 AUD ORD -313 -313 14-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.97 AUD ORD 2,110 2,110 14-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.97 AUD ORD 507 507 14-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 103.97 AUD ORD 1,540 1,540 14-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 103.97 AUD ORD -420 -420 14-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 103.97 AUD ORD 102 102 14-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.97 AUD ORD 7,182 7,182 14-Jan-20 BlackRock Investment Management, LLC on mkt sell 103.97 AUD ORD -541 -541 14-Jan-20 BlackRock Fund Advisors on mkt buy 103.97 AUD ORD 8,115 8,115 14-Jan-20 BlackRock Asset Management Canada Limited on mkt sell 103.97 AUD ORD -411 -411 14-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 103.97 AUD ORD 51 51 14-Jan-20 BlackRock Fund Advisors on mkt buy 103.97 AUD ORD 1,555 1,555 14-Jan-20 BlackRock Japan Co., Ltd. on mkt sell 103.97 AUD ORD -2,423 -2,423 14-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 103.97 AUD ORD 21,540 21,540 14-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 25,682 25,682 15-Jan-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 24,321 24,321 15-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,239 -1,239 15-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.53 AUD ORD 398 398 15-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,717 -1,717 15-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.53 AUD ORD 26 26 15-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.54 AUD ORD 5,606 5,606 15-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.53 AUD ORD 22 22 RIO page 112 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.54 AUD ORD 3,194 3,194 15-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.54 AUD ORD 390 390 15-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.54 AUD ORD 9,421 9,421 15-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.39 AUD ORD 8,018 8,018 15-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,275 -8,275 15-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,275 -8,275 15-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -13,240 -13,240 15-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,920 1,920 15-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 205,174 205,174 16-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,976 1,976 16-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.40 AUD ORD 4,220 4,220 16-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 103.40 AUD ORD 331 331 16-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 103.40 AUD ORD 210 210 16-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 16-Jan-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -834 -834 16-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,248 1,248 16-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -254,229 -254,229 16-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 353,257 353,257 17-Jan-20 BlackRock Fund Advisors on mkt sell 105.13 AUD ORD -570 -570 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 105.13 AUD ORD -726 -726 17-Jan-20 BlackRock Advisors, LLC on mkt sell 105.13 AUD ORD -4,307 -4,307 17-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.13 AUD ORD -827 -827 17-Jan-20 BlackRock Advisors, LLC on mkt sell 105.13 AUD ORD -1,018 -1,018 17-Jan-20 BlackRock International Limited on mkt sell 105.13 AUD ORD -148 -148 17-Jan-20 BlackRock Investment Management, LLC on mkt sell 105.13 AUD ORD -379 -379 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 104.05 AUD ORD -501 -501 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 104.05 AUD ORD 1,212 1,212 17-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 105.24 AUD ORD 231 231 17-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 105.24 AUD ORD 490 490 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 105.24 AUD ORD -11,616 -11,616 17-Jan-20 BlackRock Fund Advisors on mkt buy 105.24 AUD ORD 3,632 3,632 17-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.24 AUD ORD 1,204 1,204 17-Jan-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.24 AUD ORD 437 437 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 105.24 AUD ORD -1,873 -1,873 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 105.24 AUD ORD 1,873 1,873 17-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 952 952 17-Jan-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -35,903 -35,903 17-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 105.23 AUD ORD 18,387 18,387 17-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -7 -7 17-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -353,257 -353,257 20-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 106.38 AUD ORD -48 -48 20-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 106.19 AUD ORD 921 921 20-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 106.19 AUD ORD 1,629 1,629 20-Jan-20 BlackRock Investment Management (Australia) Limited on mkt sell 106.19 AUD ORD -8,018 -8,018 20-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,635 2,635 20-Jan-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 45,991 45,991 20-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 178,735 178,735 20-Jan-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 55 55 20-Jan-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 14,461 14,461 20-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 24,801 24,801 RIO page 113 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 19,101 19,101 21-Jan-20 BlackRock Japan Co., Ltd. on mkt buy 106.46 AUD ORD 3,935 3,935 21-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 106.45 AUD ORD 66 66 21-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 106.45 AUD ORD 144 144 21-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 106.45 AUD ORD 420 420 21-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 106.45 AUD ORD 500 500 21-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 93 93 21-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,915 1,915 21-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 714 714 21-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,292 23,292 21-Jan-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -45,991 -45,991 21-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 103,630 103,630 21-Jan-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -55 -55 21-Jan-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -14,461 -14,461 21-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -24,801 -24,801 21-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -19,101 -19,101 22-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,676 2,676 22-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,980 -1,980 22-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 107.24 AUD ORD 23,018 23,018 22-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 107.23 AUD ORD 2,666 2,666 22-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 107.23 AUD ORD 664 664 22-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 107.23 AUD ORD 656 656 22-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 107.38 AUD ORD 8,440 8,440 22-Jan-20 BlackRock Asset Management North Asia Limited on mkt buy 107.38 AUD ORD 9,936 9,936 22-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 107.38 AUD ORD 14,597 14,597 22-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 107.25 AUD ORD 26,516 26,516 22-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 107.38 AUD ORD -7,168 -7,168 22-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 107.25 AUD ORD 4,534 4,534 22-Jan-20 BlackRock Fund Advisors on mkt buy 107.38 AUD ORD 138 138 22-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 107.25 AUD ORD 18,316 18,316 22-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 107.38 AUD ORD -3,937 -3,937 22-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 107.38 AUD ORD 3,937 3,937 22-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,464 -2,464 22-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,190 1,190 22-Jan-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 16 16 22-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -37,553 -37,553 22-Jan-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 279 279 22-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -172,408 -172,408 22-Jan-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 115 115 22-Jan-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,083 1,083 22-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,564 1,564 22-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 468 468 22-Jan-20 BlackRock (Netherlands) B.V. in specie n/a AUD ORD -4,966 -4,966 23-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 106.48 AUD ORD 441 441 23-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 107.11 AUD ORD 507 507 23-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 106.19 AUD ORD 50 50 23-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 106.19 AUD ORD 4,182 4,182 23-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 106.19 AUD ORD 961 961 23-Jan-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -16 -16 23-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -24,036 -24,036 23-Jan-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -279 -279 23-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -40,266 -40,266 RIO page 114 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Jan-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -115 -115 23-Jan-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,083 -1,083 23-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,564 -1,564 23-Jan-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -468 -468 24-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.18 AUD ORD 4,220 4,220 24-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 103.18 AUD ORD 490 490 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,310 8,310 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 9,695 9,695 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 13,850 13,850 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,070 -1,070 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -700 -700 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,921 -2,921 24-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,620 -6,620 24-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,313 23,313 24-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 91,154 91,154 24-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 23,979 23,979 27-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,225 -1,225 27-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -84 -84 27-Jan-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 73,015 73,015 27-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -249,418 -249,418 27-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 3,506 3,506 28-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 97.14 AUD ORD 747 747 28-Jan-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.14 AUD ORD 638 638 28-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,260 2,260 28-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.40 AUD ORD 744 744 28-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.67 AUD ORD 2,825 2,825 28-Jan-20 BlackRock Japan Co., Ltd. on mkt sell 99.99 AUD ORD -50 -50 28-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.99 AUD ORD -4,896 -4,896 28-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.99 AUD ORD -722 -722 28-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 99.99 AUD ORD 127 127 28-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,324 3,324 28-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,468 -2,468 28-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,392 -1,392 28-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 12,061 12,061 28-Jan-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -27,485 -27,485 29-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,155 4,155 29-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.56 AUD ORD 13,289 13,289 29-Jan-20 BlackRock Investment Management (UK) Limited on mkt buy 100.93 AUD ORD 2,767 2,767 29-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.56 AUD ORD 704 704 29-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.56 AUD ORD 23,466 23,466 29-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.56 AUD ORD 8,834 8,834 29-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.55 AUD ORD 1,887 1,887 29-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.55 AUD ORD 327 327 29-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.55 AUD ORD 324 324 29-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.58 AUD ORD 15 15 29-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.43 AUD ORD 1,377 1,377 29-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.43 AUD ORD 844 844 29-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 100.43 AUD ORD 2,454 2,454 29-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 100.43 AUD ORD 818 818 29-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 100.43 AUD ORD -621 -621 RIO page 115 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 100.43 AUD ORD 208 208 29-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 100.43 AUD ORD 504 504 29-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 100.43 AUD ORD 214 214 29-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 100.43 AUD ORD -168 -168 29-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 100.43 AUD ORD -336 -336 29-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.43 AUD ORD 2,620 2,620 29-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.43 AUD ORD 1,154 1,154 29-Jan-20 BlackRock Asset Management Canada Limited on mkt buy 100.43 AUD ORD 108 108 29-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 717 717 29-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,155 4,155 29-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -9,587 -9,587 29-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -42,279 -42,279 30-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,155 4,155 30-Jan-20 BlackRock Investment Management (UK) Limited on mkt sell 99.90 AUD ORD -411 -411 30-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 639 639 30-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,038 -1,038 30-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.54 AUD ORD 9,572 9,572 30-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.58 AUD ORD 281 281 30-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.19 AUD ORD 694 694 30-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 99.38 AUD ORD 16,360 16,360 30-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 99.19 AUD ORD 400 400 30-Jan-20 BlackRock Advisors (UK) Limited on mkt sell 99.19 AUD ORD -1,413 -1,413 30-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 7,479 7,479 30-Jan-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12,061 -12,061 31-Jan-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 855 855 31-Jan-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,001 2,001 31-Jan-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 6,739 6,739 31-Jan-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,884 2,884 31-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.07 AUD ORD 20,653 20,653 31-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.16 AUD ORD 194 194 31-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.26 AUD ORD 31 31 31-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 98.77 AUD ORD 400 400 31-Jan-20 BlackRock Advisors (UK) Limited on mkt buy 98.77 AUD ORD 153 153 31-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.77 AUD ORD 147 147 31-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.77 AUD ORD 12,485 12,485 31-Jan-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.77 AUD ORD 1,126 1,126 31-Jan-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.77 AUD ORD 1,366 1,366 31-Jan-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.77 AUD ORD -1,767 -1,767 31-Jan-20 BlackRock Fund Advisors in specie n/a AUD ORD 774 774 31-Jan-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 11,630 11,630 03-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,211 -2,211 03-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.86 AUD ORD 2,532 2,532 03-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.86 AUD ORD 1,382 1,382 03-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 96.86 AUD ORD 420 420 03-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 96.86 AUD ORD 400 400 03-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 96.86 AUD ORD 552 552 03-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.86 AUD ORD 200 200 03-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.86 AUD ORD 4,885 4,885 03-Feb-20 BlackRock Fund Advisors on mkt sell 96.86 AUD ORD -649 -649 03-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.86 AUD ORD 210 210 RIO page 116 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.86 AUD ORD 294 294 03-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 774 774 03-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,161 1,161 03-Feb-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,000 -7,000 03-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -23,852 -23,852 04-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 96.17 AUD ORD 1,905 1,905 04-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,748 2,748 04-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.13 AUD ORD 911 911 04-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.34 AUD ORD 3,798 3,798 04-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 97.34 AUD ORD -4,090 -4,090 04-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 97.34 AUD ORD -974 -974 04-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 97.34 AUD ORD -400 -400 04-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.34 AUD ORD 1,688 1,688 04-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 97.34 AUD ORD -16,497 -16,497 04-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 97.34 AUD ORD 1,595 1,595 04-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.34 AUD ORD 6,372 6,372 04-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 97.34 AUD ORD 50 50 04-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 97.34 AUD ORD -27,941 -27,941 04-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,935 1,935 04-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,600 2,600 04-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,368 4,368 04-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,160 4,160 04-Feb-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6,649 -6,649 04-Feb-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 239 239 04-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -16,806 -16,806 04-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4 4 04-Feb-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 315 315 04-Feb-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 41,584 41,584 04-Feb-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 45 45 05-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 98.23 AUD ORD -77,684 -77,684 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.29 AUD ORD 26,282 26,282 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.30 AUD ORD 3,923 3,923 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.29 AUD ORD 22,269 22,269 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.30 AUD ORD 2,972 2,972 05-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.33 AUD ORD 7,285 7,285 05-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.33 AUD ORD 1,612 1,612 05-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.33 AUD ORD 1,595 1,595 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.43 AUD ORD 1,382 1,382 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.43 AUD ORD -5,486 -5,486 05-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.43 AUD ORD -232 -232 05-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.43 AUD ORD 72 72 05-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.43 AUD ORD 400 400 05-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.43 AUD ORD 17,969 17,969 05-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,984 -1,984 05-Feb-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 6,649 6,649 05-Feb-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -239 -239 05-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -4 -4 05-Feb-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -315 -315 05-Feb-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -7,532 -7,532 05-Feb-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -45 -45 RIO page 117 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.03 AUD ORD 452 452 06-Feb-20 BlackRock Advisors, LLC on mkt buy 99.03 AUD ORD 471 471 06-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.03 AUD ORD 12,163 12,163 06-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.03 AUD ORD 1,572 1,572 06-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.03 AUD ORD 5,713 5,713 06-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.03 AUD ORD 648 648 06-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 99.14 AUD ORD -420 -420 06-Feb-20 BlackRock Investment Management, LLC on mkt sell 99.14 AUD ORD -1,253 -1,253 06-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 99.14 AUD ORD 119 119 06-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,548 1,548 06-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 50,078 50,078 06-Feb-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -34,052 -34,052 07-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,310 8,310 07-Feb-20 BlackRock Advisors, LLC on mkt buy 98.30 AUD ORD 1,131 1,131 07-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.30 AUD ORD 1,139 1,139 07-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.30 AUD ORD 1,145 1,145 07-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 98.30 AUD ORD 1,867 1,867 07-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.30 AUD ORD 1,890 1,890 07-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.43 AUD ORD -166 -166 07-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.43 AUD ORD 1,688 1,688 07-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.43 AUD ORD -5,208 -5,208 07-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 98.43 AUD ORD -28,207 -28,207 07-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 98.43 AUD ORD -4,397 -4,397 07-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 717 717 07-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 717 717 07-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -4,357 -4,357 10-Feb-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 13,097 13,097 10-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.08 AUD ORD 479 479 10-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.08 AUD ORD 224 224 10-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.31 AUD ORD 3,798 3,798 10-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.31 AUD ORD 350 350 10-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.31 AUD ORD -400 -400 10-Feb-20 BlackRock Fund Advisors on mkt sell 98.31 AUD ORD -954 -954 10-Feb-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 6 6 10-Feb-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 20 20 10-Feb-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 114 114 10-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -68,698 -68,698 10-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 62 62 10-Feb-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 487 487 10-Feb-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 548 548 10-Feb-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 116 116 11-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.31 AUD ORD 21,150 21,150 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 10,861 10,861 11-Feb-20 BlackRock Advisors, LLC on mkt buy 98.29 AUD ORD 2,141 2,141 11-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.29 AUD ORD 2,667 2,667 11-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.29 AUD ORD 1,171 1,171 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 1,060 1,060 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 1,893 1,893 RIO page 118 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 2,397 2,397 11-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.29 AUD ORD 640 640 11-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 98.29 AUD ORD 1,440 1,440 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 2,323 2,323 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 3,408 3,408 11-Feb-20 BlackRock Advisors, LLC on mkt buy 98.29 AUD ORD 632 632 11-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.29 AUD ORD 507 507 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.29 AUD ORD 245 245 11-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.29 AUD ORD 193 193 11-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.29 AUD ORD 152 152 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.55 AUD ORD 150 150 11-Feb-20 BlackRock Fund Advisors on mkt sell 98.54 AUD ORD -758 -758 11-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 98.54 AUD ORD -695 -695 11-Feb-20 BlackRock Advisors, LLC on mkt sell 98.54 AUD ORD -4,308 -4,308 11-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.54 AUD ORD -897 -897 11-Feb-20 BlackRock Advisors, LLC on mkt sell 98.54 AUD ORD -1,215 -1,215 11-Feb-20 BlackRock International Limited on mkt sell 98.54 AUD ORD -444 -444 11-Feb-20 BlackRock Investment Management, LLC on mkt sell 98.54 AUD ORD -415 -415 11-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.63 AUD ORD 3,276 3,276 11-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.63 AUD ORD 77 77 11-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.20 AUD ORD -2,000 -2,000 11-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 98.63 AUD ORD 18,752 18,752 11-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,190 1,190 11-Feb-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -6 -6 11-Feb-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -20 -20 11-Feb-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -114 -114 11-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1 1 11-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -62 -62 11-Feb-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -487 -487 11-Feb-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -548 -548 11-Feb-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -116 -116 12-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,266 -1,266 12-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 98.88 AUD ORD 3,762 3,762 12-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.65 AUD ORD 1,424 1,424 12-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.65 AUD ORD 12,278 12,278 12-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,276 3,276 12-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,614 3,614 12-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.54 AUD ORD 4,332 4,332 12-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.54 AUD ORD 799 799 12-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.54 AUD ORD 795 795 12-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.66 AUD ORD 1,023 1,023 12-Feb-20 BlackRock Japan Co., Ltd. on mkt buy 97.53 AUD ORD 323 323 12-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 97.52 AUD ORD 179 179 12-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.50 AUD ORD 1,382 1,382 12-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.50 AUD ORD 169 169 12-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 77 77 12-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 77 77 12-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 98 98 12-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD 6,557 6,557 12-Feb-20 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD 3,564 3,564 12-Feb-20 BlackRock Fund Advisors on mkt sell 97.50 AUD ORD -1,649 -1,649 RIO page 119 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Feb-20 BlackRock Advisors, LLC on mkt sell 97.50 AUD ORD -6,055 -6,055 12-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -61 -61 12-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 85,599 85,599 13-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 98.99 AUD ORD -2,258 -2,258 13-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 98.99 AUD ORD -414 -414 13-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.90 AUD ORD 122 122 13-Feb-20 BlackRock Advisors, LLC on mkt buy 98.09 AUD ORD 1,355 1,355 13-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.09 AUD ORD 2,238 2,238 13-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.09 AUD ORD 1,110 1,110 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.09 AUD ORD 914 914 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.09 AUD ORD 5,890 5,890 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.09 AUD ORD 466 466 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.09 AUD ORD 2,025 2,025 13-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 98.09 AUD ORD 2,431 2,431 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.09 AUD ORD 2,413 2,413 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.09 AUD ORD 3,594 3,594 13-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.22 AUD ORD 317 317 13-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.01 AUD ORD 819 819 13-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.01 AUD ORD 819 819 13-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.01 AUD ORD -425 -425 13-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 98.01 AUD ORD 28 28 13-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 9,354 9,354 14-Feb-20 BlackRock Advisors, LLC on mkt buy 97.91 AUD ORD 2,596 2,596 14-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.91 AUD ORD 2,157 2,157 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 7,535 7,535 14-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 97.91 AUD ORD 2,423 2,423 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 5,313 5,313 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 3,800 3,800 14-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.91 AUD ORD 1,032 1,032 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 823 823 14-Feb-20 BlackRock Advisors, LLC on mkt buy 97.91 AUD ORD 517 517 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 1,701 1,701 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 1,964 1,964 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.92 AUD ORD 422 422 14-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.91 AUD ORD 193 193 14-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.65 AUD ORD 3,798 3,798 14-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 97.65 AUD ORD -340 -340 14-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 97.65 AUD ORD -318 -318 14-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.65 AUD ORD -1,028 -1,028 14-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,540 1,540 14-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,283 -1,283 17-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.76 AUD ORD 273 273 17-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -9 -9 18-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.61 AUD ORD -689 -689 18-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.31 AUD ORD 819 819 18-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.31 AUD ORD 208 208 18-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.31 AUD ORD 85 85 RIO page 120 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.31 AUD ORD -800 -800 18-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.31 AUD ORD 12,607 12,607 18-Feb-20 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -1,871 -1,871 18-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -7,459 -7,459 19-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.95 AUD ORD 1,010 1,010 19-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.95 AUD ORD 123 123 19-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.95 AUD ORD 1,043 1,043 19-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.44 AUD ORD -121 -121 19-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,185 1,185 19-Feb-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -5,033 -5,033 19-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.95 AUD ORD 1,418 1,418 19-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.95 AUD ORD 213 213 19-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.95 AUD ORD 199 199 19-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.96 AUD ORD 105 105 19-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.96 AUD ORD 2,413 2,413 19-Feb-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 47,338 47,338 19-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.09 AUD ORD -556 -556 19-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.09 AUD ORD -1,696 -1,696 19-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.09 AUD ORD -4,800 -4,800 19-Feb-20 BlackRock Investment Management, LLC on mkt buy 98.09 AUD ORD 428 428 19-Feb-20 BlackRock Investment Management, LLC on mkt buy 98.09 AUD ORD 1,032 1,032 19-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 192,446 192,446 20-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.12 AUD ORD -842 -842 20-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,060 -3,060 20-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,709 4,709 20-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 239 239 20-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.12 AUD ORD 92 92 20-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.19 AUD ORD 60 60 20-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.14 AUD ORD 506 506 20-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 98.14 AUD ORD 819 819 20-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 98.14 AUD ORD -4,914 -4,914 20-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.14 AUD ORD 8,810 8,810 20-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 98.14 AUD ORD 1,188 1,188 20-Feb-20 BlackRock Investment Management, LLC on mkt sell 98.14 AUD ORD -1,018 -1,018 20-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.14 AUD ORD -3,033 -3,033 20-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -257,074 -257,074 21-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 956 956 21-Feb-20 BlackRock Advisors, LLC on mkt sell 97.87 AUD ORD -533 -533 21-Feb-20 BlackRock Advisors, LLC on mkt sell 97.87 AUD ORD -141 -141 21-Feb-20 BlackRock Investment Management, LLC on mkt sell 97.87 AUD ORD -39 -39 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.87 AUD ORD -17 -17 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 708 708 21-Feb-20 BlackRock Advisors, LLC on mkt buy 97.80 AUD ORD 3,260 3,260 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 1,924 1,924 21-Feb-20 BlackRock Advisors, LLC on mkt buy 97.80 AUD ORD 1,019 1,019 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 20,534 20,534 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 3,239 3,239 21-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.80 AUD ORD 601 601 21-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 97.80 AUD ORD 5,229 5,229 RIO page 121 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 11,901 11,901 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.80 AUD ORD 845 845 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.82 AUD ORD 80 80 21-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.69 AUD ORD 1,382 1,382 21-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.69 AUD ORD -3,798 -3,798 21-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 97.69 AUD ORD 1,750 1,750 21-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 97.69 AUD ORD -3,782 -3,782 21-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 97.69 AUD ORD 122 122 21-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.69 AUD ORD -2,221 -2,221 21-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -3,902 -3,902 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,690 -3,690 24-Feb-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -12,880 -12,880 24-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.85 AUD ORD 288 288 24-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 95.26 AUD ORD -401 -401 24-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.26 AUD ORD -6,390 -6,390 24-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.26 AUD ORD -1,145 -1,145 24-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 95.26 AUD ORD 2,417 2,417 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,926 -1,926 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,680 -1,680 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -428 -428 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -513 -513 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,100 -2,100 24-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,565 -2,565 24-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -22,993 -22,993 25-Feb-20 BlackRock Advisors, LLC on mkt buy 93.59 AUD ORD 4,145 4,145 25-Feb-20 BlackRock Advisors, LLC on mkt buy 93.59 AUD ORD 1,620 1,620 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 30,335 30,335 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 4,614 4,614 25-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 93.59 AUD ORD 5,883 5,883 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 12,268 12,268 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 3,494 3,494 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 465 465 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 1,064 1,064 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.59 AUD ORD 984 984 25-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.59 AUD ORD 447 447 25-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.60 AUD ORD 4,642 4,642 25-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.60 AUD ORD 1,382 1,382 25-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 93.60 AUD ORD -976 -976 25-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 93.60 AUD ORD -280 -280 25-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 93.60 AUD ORD -424 -424 25-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 93.60 AUD ORD -170 -170 25-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.60 AUD ORD -1,102 -1,102 25-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,685 -3,685 25-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 168 168 25-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,532 -5,532 26-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 717 717 26-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.04 AUD ORD 661 661 26-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 92.12 AUD ORD 871 871 RIO page 122 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 92.12 AUD ORD 975 975 26-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 92.12 AUD ORD 2,250 2,250 26-Feb-20 BlackRock Investment Management, LLC on mkt buy 92.06 AUD ORD 929 929 26-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.06 AUD ORD 1,016 1,016 26-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 92.06 AUD ORD 175 175 26-Feb-20 BlackRock Investment Management, LLC on mkt buy 92.06 AUD ORD 895 895 26-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 92.06 AUD ORD 125 125 26-Feb-20 BlackRock Japan Co., Ltd. on mkt buy 92.06 AUD ORD 618 618 26-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.94 AUD ORD 3,018 3,018 26-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.94 AUD ORD 674 674 26-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.94 AUD ORD 673 673 26-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.89 AUD ORD 4,220 4,220 26-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.89 AUD ORD 3,798 3,798 26-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 91.89 AUD ORD -700 -700 26-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 91.89 AUD ORD -255 -255 26-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 91.89 AUD ORD 400 400 26-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 91.89 AUD ORD 2,350 2,350 26-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 91.89 AUD ORD -170 -170 26-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 91.89 AUD ORD -595 -595 26-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 91.89 AUD ORD 621 621 26-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 91.89 AUD ORD 333 333 26-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -18,205 -18,205 26-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -11,585 -11,585 26-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -74 -74 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 584 584 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 599 599 27-Feb-20 BlackRock Advisors, LLC on mkt buy 90.80 AUD ORD 4,714 4,714 27-Feb-20 BlackRock Investment Management, LLC on mkt buy 90.80 AUD ORD 284 284 27-Feb-20 BlackRock International Limited on mkt buy 90.80 AUD ORD 1,564 1,564 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 2,526 2,526 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 7,830 7,830 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 248 248 27-Feb-20 BlackRock Advisors, LLC on mkt buy 90.80 AUD ORD 1,778 1,778 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 36,669 36,669 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 5,094 5,094 27-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 90.80 AUD ORD 2,504 2,504 27-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 90.80 AUD ORD 1,978 1,978 27-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 90.80 AUD ORD 406 406 27-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 90.80 AUD ORD 7,139 7,139 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 7,859 7,859 27-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.80 AUD ORD 5,512 5,512 27-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,012 1,012 27-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 90.41 AUD ORD 1,382 1,382 27-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 90.41 AUD ORD 821 821 27-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 90.41 AUD ORD -490 -490 27-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 90.41 AUD ORD -410 -410 27-Feb-20 BlackRock Fund Advisors on mkt sell 90.41 AUD ORD -1,739 -1,739 27-Feb-20 BlackRock Investment Management (Australia) Limited on mkt sell 90.41 AUD ORD -608 -608 27-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 126 126 27-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -74 -74 28-Feb-20 BlackRock Investment Management, LLC on mkt buy 86.68 AUD ORD 241 241 28-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,948 -2,948 RIO page 123 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 986 986 28-Feb-20 BlackRock Advisors, LLC on mkt buy 87.22 AUD ORD 4,673 4,673 28-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 87.22 AUD ORD 1,324 1,324 28-Feb-20 BlackRock International Limited on mkt buy 87.22 AUD ORD 1,326 1,326 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 5,960 5,960 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 27,857 27,857 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 3,404 3,404 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 1,212 1,212 28-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 87.22 AUD ORD 1,409 1,409 28-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 87.22 AUD ORD 1,147 1,147 28-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 87.22 AUD ORD 4,823 4,823 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 6,062 6,062 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 3,834 3,834 28-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 87.22 AUD ORD 589 589 28-Feb-20 BlackRock Investment Management, LLC on mkt buy 87.22 AUD ORD 380 380 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 474 474 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 282 282 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 219 219 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.22 AUD ORD 187 187 28-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 87.25 AUD ORD 270 270 28-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 87.23 AUD ORD 528 528 28-Feb-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 87.22 AUD ORD 184 184 28-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,808 2,808 28-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -825 -825 28-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -401 -401 28-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -2,005 -2,005 28-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -252 -252 28-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -401 -401 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 2,228 2,228 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 802 802 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 610 610 28-Feb-20 BlackRock Asset Management Canada Limited on mkt buy 87.27 AUD ORD 3,167 3,167 28-Feb-20 BlackRock International Limited on mkt buy 87.27 AUD ORD 1,812 1,812 28-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 87.27 AUD ORD 3,388 3,388 28-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 87.27 AUD ORD 507 507 28-Feb-20 BlackRock Advisors (UK) Limited on mkt buy 87.27 AUD ORD 136 136 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 282 282 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 4,147 4,147 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 3,711 3,711 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.27 AUD ORD 715 715 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.27 AUD ORD 183 183 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -2,253 -2,253 28-Feb-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.27 AUD ORD 17,833 17,833 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -746 -746 28-Feb-20 BlackRock Investment Management, LLC on mkt sell 87.27 AUD ORD -119 -119 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt sell 87.27 AUD ORD -71 -71 28-Feb-20 BlackRock Investment Management, LLC on mkt sell 87.27 AUD ORD -427 -427 RIO page 124 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-20 BlackRock Fund Advisors on mkt sell 87.27 AUD ORD -393 -393 28-Feb-20 BlackRock Fund Advisors on mkt sell 87.27 AUD ORD -572 -572 28-Feb-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -167 -167 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -901 -901 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -464 -464 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -252 -252 28-Feb-20 BlackRock Fund Advisors on mkt sell 87.27 AUD ORD -318 -318 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.27 AUD ORD 13,340 13,340 28-Feb-20 BlackRock Fund Advisors on mkt buy 87.27 AUD ORD 3,936 3,936 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -2,070 -2,070 28-Feb-20 BlackRock Investment Management, LLC on mkt sell 87.27 AUD ORD -331 -331 28-Feb-20 BlackRock Investment Management, LLC on mkt sell 87.27 AUD ORD -1,184 -1,184 28-Feb-20 BlackRock Fund Advisors on mkt sell 87.27 AUD ORD -1,092 -1,092 28-Feb-20 BlackRock Fund Advisors on mkt sell 87.27 AUD ORD -1,586 -1,586 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -2,502 -2,502 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -1,286 -1,286 28-Feb-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -6,251 -6,251 28-Feb-20 BlackRock Fund Advisors on mkt sell 87.27 AUD ORD -881 -881 28-Feb-20 BlackRock Fund Advisors in specie n/a AUD ORD 320 320 28-Feb-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 14,643 14,643 28-Feb-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -136 -136 02-Mar-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 4,858 4,858 02-Mar-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 1,165 1,165 02-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,842 5,842 02-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,456 1,456 02-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 570 570 02-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.79 AUD ORD 204 204 02-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 86.27 AUD ORD -1,266 -1,266 02-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.27 AUD ORD -1,652 -1,652 02-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.27 AUD ORD -980 -980 02-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.27 AUD ORD -401 -401 02-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.27 AUD ORD -81 -81 02-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 86.27 AUD ORD -28,303 -28,303 02-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 86.27 AUD ORD -506 -506 02-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,302 -3,302 02-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 320 320 02-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -22,910 -22,910 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 188 188 03-Mar-20 BlackRock Advisors, LLC on mkt buy 89.35 AUD ORD 4,840 4,840 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 885 885 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 1,796 1,796 03-Mar-20 BlackRock Advisors, LLC on mkt buy 89.35 AUD ORD 1,311 1,311 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 27,261 27,261 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 3,669 3,669 03-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 89.35 AUD ORD 4,646 4,646 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 8,616 8,616 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.35 AUD ORD 4,402 4,402 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -11,394 -11,394 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,064 -5,064 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -18,357 -18,357 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,899 -1,899 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,998 -1,998 RIO page 125 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Mar-20 BlackRock Fund Advisors on mkt buy 89.44 AUD ORD 419 419 03-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 89.44 AUD ORD 481 481 03-Mar-20 BlackRock Advisors, LLC on mkt buy 89.44 AUD ORD 2,529 2,529 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.44 AUD ORD 491 491 03-Mar-20 BlackRock Advisors, LLC on mkt buy 89.44 AUD ORD 681 681 03-Mar-20 BlackRock Investment Management, LLC on mkt buy 89.44 AUD ORD 304 304 03-Mar-20 BlackRock International Limited on mkt buy 89.44 AUD ORD 230 230 03-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.80 AUD ORD 1,382 1,382 03-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 88.80 AUD ORD -1,652 -1,652 03-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 88.80 AUD ORD -621 -621 03-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 88.80 AUD ORD -402 -402 03-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.80 AUD ORD 100 100 03-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 88.80 AUD ORD -83 -83 03-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.80 AUD ORD 280 280 03-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.80 AUD ORD 300 300 03-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 88.80 AUD ORD 1,059 1,059 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.80 AUD ORD 872 872 03-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.80 AUD ORD -36,192 -36,192 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 720 720 03-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -18,161 -18,161 03-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6,726 -6,726 04-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -999 -999 04-Mar-20 BlackRock Fund Advisors on mkt sell 88.80 AUD ORD -267 -267 04-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.80 AUD ORD 14 14 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.55 AUD ORD 133 133 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.55 AUD ORD 120 120 04-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 89.51 AUD ORD -46,666 -46,666 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.56 AUD ORD 39 39 04-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 89.55 AUD ORD 11,235 11,235 04-Mar-20 BlackRock Investment Management, LLC on mkt buy 89.55 AUD ORD 319 319 04-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.61 AUD ORD -3,995 -3,995 04-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.61 AUD ORD -6,872 -6,872 04-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.61 AUD ORD -218 -218 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.75 AUD ORD -1,231 -1,231 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.75 AUD ORD -688 -688 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.75 AUD ORD -687 -687 04-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 90.00 AUD ORD 1,382 1,382 04-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 90.00 AUD ORD -850 -850 04-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 90.00 AUD ORD 490 490 04-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 90.00 AUD ORD 350 350 04-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 90.00 AUD ORD 3,145 3,145 04-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.00 AUD ORD 1,479 1,479 04-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,953 -4,953 05-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 89.07 AUD ORD -18,018 -18,018 05-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,842 -5,842 05-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.01 AUD ORD -3,784 -3,784 05-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 932 932 05-Mar-20 BlackRock Advisors, LLC on mkt buy 88.71 AUD ORD 178 178 05-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.71 AUD ORD 2,622 2,622 05-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.71 AUD ORD 262 262 RIO page 126 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.45 AUD ORD 28,696 28,696 05-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.45 AUD ORD 828 828 05-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 88.45 AUD ORD -5,112 -5,112 05-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.45 AUD ORD 535 535 05-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.45 AUD ORD 400 400 05-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.45 AUD ORD 50 50 05-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.45 AUD ORD 535 535 05-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.45 AUD ORD 6,423 6,423 05-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.45 AUD ORD 4,242 4,242 05-Mar-20 BlackRock Investment Management, LLC on mkt buy 88.45 AUD ORD 294 294 05-Mar-20 BlackRock Investment Management, LLC on mkt buy 88.45 AUD ORD 1,841 1,841 05-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,998 -1,998 06-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,086 -2,086 06-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 964 964 06-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 699 699 06-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 466 466 06-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.69 AUD ORD -528 -528 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.71 AUD ORD -466 -466 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.71 AUD ORD -441 -441 06-Mar-20 BlackRock International Limited on mkt sell 86.71 AUD ORD -682 -682 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.71 AUD ORD -406 -406 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.71 AUD ORD -1,865 -1,865 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.71 AUD ORD -258 -258 06-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.71 AUD ORD -475 -475 06-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.71 AUD ORD -368 -368 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 86.73 AUD ORD 1,206 1,206 06-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.71 AUD ORD -205 -205 06-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.25 AUD ORD -852 -852 06-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.25 AUD ORD -214 -214 06-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 86.25 AUD ORD -4,220 -4,220 06-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 86.25 AUD ORD 420 420 06-Mar-20 BlackRock Investment Management, LLC on mkt buy 86.25 AUD ORD 238 238 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.25 AUD ORD -2,044 -2,044 06-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.25 AUD ORD -11,137 -11,137 06-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,998 -1,998 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,842 -5,842 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,998 -1,998 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,129 -3,129 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,211 -2,211 09-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 80.77 AUD ORD 1,382 1,382 09-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 80.77 AUD ORD -1,656 -1,656 09-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.77 AUD ORD 70 70 09-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.77 AUD ORD 401 401 09-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.77 AUD ORD 802 802 09-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 80.77 AUD ORD -324 -324 09-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.77 AUD ORD 2,484 2,484 09-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.77 AUD ORD 1,440 1,440 09-Mar-20 BlackRock Japan Co., Ltd. on mkt buy 80.77 AUD ORD 356 356 09-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 80.77 AUD ORD -466 -466 09-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 80.77 AUD ORD 131 131 09-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 80.77 AUD ORD -851 -851 09-Mar-20 BlackRock Fund Advisors on mkt sell 80.77 AUD ORD -1,917 -1,917 09-Mar-20 BlackRock Advisors, LLC on mkt sell 80.77 AUD ORD -18,484 -18,484 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,604 -6,604 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,998 -1,998 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -446 -446 RIO page 127 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 240 240 09-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 15,498 15,498 10-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,930 1,930 10-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 484 484 10-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.95 AUD ORD -495 -495 10-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.95 AUD ORD -277 -277 10-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 81.95 AUD ORD -184 -184 10-Mar-20 BlackRock International Limited on mkt sell 81.95 AUD ORD -694 -694 10-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.95 AUD ORD -3,941 -3,941 10-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.95 AUD ORD -387 -387 10-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 81.95 AUD ORD -81 -81 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 81.95 AUD ORD -605 -605 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 81.95 AUD ORD -502 -502 10-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 78.56 AUD ORD -3,242 -3,242 10-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,795 3,795 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.61 AUD ORD -28,274 -28,274 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.61 AUD ORD 4,140 4,140 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.61 AUD ORD 694 694 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.61 AUD ORD -828 -828 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.61 AUD ORD -852 -852 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.61 AUD ORD -107 -107 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.61 AUD ORD -800 -800 10-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.61 AUD ORD 85 85 10-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.61 AUD ORD -170 -170 10-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.61 AUD ORD 840 840 10-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.61 AUD ORD 450 450 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.61 AUD ORD 13,445 13,445 10-Mar-20 BlackRock Fund Advisors on mkt sell 83.61 AUD ORD -2,288 -2,288 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.61 AUD ORD -653 -653 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.61 AUD ORD -342 -342 10-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 83.61 AUD ORD -910 -910 10-Mar-20 BlackRock Advisors, LLC on mkt sell 83.61 AUD ORD -6,932 -6,932 10-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.61 AUD ORD -5,118 -5,118 10-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.61 AUD ORD -844 -844 10-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.61 AUD ORD -1,093 -1,093 10-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,040 -1,040 10-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,604 -6,604 10-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 81.95 AUD ORD -5,577 -5,577 10-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 81.95 AUD ORD -5,577 -5,577 10-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -15,498 -15,498 10-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 60,078 60,078 11-Mar-20 BlackRock Fund Advisors on mkt sell 85.11 AUD ORD -3,410 -3,410 11-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,080 2,080 11-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,560 1,560 11-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 84.07 AUD ORD 4,954 4,954 11-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.13 AUD ORD 17,125 17,125 11-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.11 AUD ORD -6,902 -6,902 11-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.95 AUD ORD -305 -305 11-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.95 AUD ORD -257 -257 11-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.95 AUD ORD -242 -242 RIO page 128 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 82.71 AUD ORD -2,532 -2,532 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -2,487 -2,487 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -829 -829 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -853 -853 11-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.71 AUD ORD 498 498 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -210 -210 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -2,005 -2,005 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -85 -85 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -340 -340 11-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.71 AUD ORD 41,212 41,212 11-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.71 AUD ORD -4,334 -4,334 11-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 82.71 AUD ORD -1,476 -1,476 11-Mar-20 BlackRock Investment Management, LLC on mkt buy 82.71 AUD ORD 1,795 1,795 11-Mar-20 BlackRock Fund Advisors on mkt sell 82.71 AUD ORD -1,860 -1,860 11-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 82.71 AUD ORD -451 -451 11-Mar-20 BlackRock Japan Co., Ltd. on mkt buy 82.71 AUD ORD 959 959 11-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 82.71 AUD ORD -1,723 -1,723 11-Mar-20 BlackRock Investment Management, LLC on mkt buy 82.71 AUD ORD 278 278 11-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.71 AUD ORD 13,568 13,568 11-Mar-20 BlackRock Fund Advisors on mkt sell 82.71 AUD ORD -1,016 -1,016 11-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,730 -8,730 11-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,296 -3,296 11-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,944 -4,944 11-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 98 98 11-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 25,579 25,579 11-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 40,512 40,512 11-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 26,231 26,231 11-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 53,043 53,043 11-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 85,956 85,956 11-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 34,262 34,262 12-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.20 AUD ORD 1,800 1,800 12-Mar-20 BlackRock Advisors, LLC on mkt buy 78.30 AUD ORD 750 750 12-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.30 AUD ORD 4,067 4,067 12-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.30 AUD ORD 785 785 12-Mar-20 BlackRock Advisors, LLC on mkt buy 78.30 AUD ORD 263 263 12-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.30 AUD ORD 469 469 12-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 78.30 AUD ORD 645 645 12-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 77.40 AUD ORD -23,632 -23,632 12-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 77.40 AUD ORD 4,131 4,131 12-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 77.40 AUD ORD 692 692 12-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 77.40 AUD ORD 1,688 1,688 12-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.40 AUD ORD -802 -802 12-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 77.40 AUD ORD 50 50 12-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.40 AUD ORD -321 -321 12-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 77.40 AUD ORD 121 121 12-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 77.40 AUD ORD -2,057 -2,057 12-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -102 -102 12-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -2 -2 12-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,000 -1,000 12-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,860 -2,860 12-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -9,436 -9,436 12-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 47,907 47,907 12-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -23,123 -23,123 RIO page 129 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -8,250 -8,250 13-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 74.77 AUD ORD -4,176 -4,176 13-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 74.79 AUD ORD 1,006 1,006 13-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,820 -5,820 13-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,973 2,973 13-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,432 -4,432 13-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 77.76 AUD ORD -2,224 -2,224 13-Mar-20 BlackRock Advisors, LLC on mkt buy 78.60 AUD ORD 665 665 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.60 AUD ORD 873 873 13-Mar-20 BlackRock Advisors, LLC on mkt buy 78.60 AUD ORD 354 354 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.60 AUD ORD 8,051 8,051 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.60 AUD ORD 1,099 1,099 13-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 78.60 AUD ORD 1,393 1,393 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.60 AUD ORD 2,497 2,497 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.60 AUD ORD 2,214 2,214 13-Mar-20 BlackRock Japan Co., Ltd. on mkt buy 77.93 AUD ORD 957 957 13-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.08 AUD ORD 692 692 13-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.08 AUD ORD 1,260 1,260 13-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.08 AUD ORD 692 692 13-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 81.08 AUD ORD -1,658 -1,658 13-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 81.08 AUD ORD -853 -853 13-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 81.08 AUD ORD -210 -210 13-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 81.08 AUD ORD -214 -214 13-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 81.08 AUD ORD 622 622 13-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 81.08 AUD ORD 196 196 13-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 81.08 AUD ORD 4,667 4,667 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.08 AUD ORD 5,255 5,255 13-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.08 AUD ORD 2,364 2,364 13-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 81.08 AUD ORD 859 859 13-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.08 AUD ORD 16,421 16,421 13-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,416 -8,416 13-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,592 -6,592 13-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 62 62 13-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 16,000 16,000 13-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 23,170 23,170 13-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,015 18,015 13-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 10,876 10,876 13-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10,493 10,493 13-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 40,826 40,826 13-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 12,920 12,920 16-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,688 2,688 16-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,344 1,344 16-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 127 127 16-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,320 2,320 16-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 464 464 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.70 AUD ORD 740 740 16-Mar-20 BlackRock Advisors, LLC on mkt buy 78.70 AUD ORD 2,655 2,655 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.70 AUD ORD 945 945 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.70 AUD ORD 1,802 1,802 16-Mar-20 BlackRock Advisors, LLC on mkt buy 78.70 AUD ORD 395 395 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.70 AUD ORD 6,463 6,463 RIO page 130 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.70 AUD ORD 1,006 1,006 16-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 78.70 AUD ORD 993 993 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.70 AUD ORD 4,567 4,567 16-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 78.70 AUD ORD -2,205 -2,205 16-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 77.65 AUD ORD 1,377 1,377 16-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 77.65 AUD ORD 3,780 3,780 16-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 77.65 AUD ORD 840 840 16-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.65 AUD ORD -2,493 -2,493 16-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.65 AUD ORD -1,244 -1,244 16-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.65 AUD ORD -77 -77 16-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 77.65 AUD ORD 490 490 16-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 77.65 AUD ORD 67 67 16-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.77 AUD ORD 700 700 16-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 77.65 AUD ORD 107 107 16-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.65 AUD ORD -214 -214 16-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 77.65 AUD ORD -800 -800 16-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 77.65 AUD ORD 344 344 16-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 77.65 AUD ORD -8,820 -8,820 16-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 77.65 AUD ORD 350 350 16-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 77.65 AUD ORD 5,602 5,602 16-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 77.65 AUD ORD -211 -211 16-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 960 960 16-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -158 -158 16-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -16,000 -16,000 16-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -60,823 -60,823 16-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 317,775 317,775 16-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -27,671 -27,671 16-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -111,443 -111,443 16-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -97,229 -97,229 16-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -38,932 -38,932 17-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 80.98 AUD ORD -4,343 -4,343 17-Mar-20 BlackRock Fund Advisors on mkt sell 82.23 AUD ORD -934 -934 17-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 82.23 AUD ORD -865 -865 17-Mar-20 BlackRock Advisors, LLC on mkt sell 82.23 AUD ORD -5,440 -5,440 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.23 AUD ORD -86 -86 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.23 AUD ORD -1,153 -1,153 17-Mar-20 BlackRock Advisors, LLC on mkt sell 82.23 AUD ORD -1,400 -1,400 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 80.98 AUD ORD -1,166 -1,166 17-Mar-20 BlackRock International Limited on mkt sell 82.23 AUD ORD -325 -325 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 80.98 AUD ORD -6,471 -6,471 17-Mar-20 BlackRock Investment Management, LLC on mkt sell 82.23 AUD ORD -152 -152 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 80.98 AUD ORD -298 -298 17-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,100 1,100 17-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,420 2,420 17-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,100 1,100 17-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,755 1,755 17-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,976 -1,976 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.15 AUD ORD 493 493 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.15 AUD ORD 4,094 4,094 17-Mar-20 BlackRock Advisors, LLC on mkt buy 82.66 AUD ORD 2,435 2,435 17-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 82.66 AUD ORD 2,051 2,051 17-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 82.66 AUD ORD 987 987 RIO page 131 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Mar-20 BlackRock Investment Management, LLC on mkt buy 82.66 AUD ORD 339 339 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 918 918 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 6,469 6,469 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 379 379 17-Mar-20 BlackRock Advisors, LLC on mkt buy 82.66 AUD ORD 343 343 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 6,860 6,860 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 726 726 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 2,276 2,276 17-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 82.66 AUD ORD 845 845 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 3,345 3,345 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 1,135 1,135 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 284 284 17-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.00 AUD ORD 692 692 17-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.00 AUD ORD 3,780 3,780 17-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.00 AUD ORD -830 -830 17-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.00 AUD ORD -853 -853 17-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.00 AUD ORD 524 524 17-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.00 AUD ORD -66 -66 17-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.00 AUD ORD -642 -642 17-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.00 AUD ORD 490 490 17-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 83.00 AUD ORD -214 -214 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.00 AUD ORD -12,126 -12,126 17-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.00 AUD ORD 9,388 9,388 17-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.00 AUD ORD 1,022 1,022 17-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.00 AUD ORD -570 -570 17-Mar-20 BlackRock Fund Advisors on mkt sell 83.00 AUD ORD -1,810 -1,810 17-Mar-20 BlackRock Advisors, LLC on mkt sell 83.00 AUD ORD -4,948 -4,948 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.00 AUD ORD -2,877 -2,877 17-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.00 AUD ORD -621 -621 17-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.00 AUD ORD 15,335 15,335 17-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -984 -984 17-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 71,026 71,026 17-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 36,528 36,528 17-Mar-20 BlackRock (Netherlands) B.V. in specie n/a AUD ORD -49,764 -49,764 18-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -12,936 -12,936 18-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,312 -4,312 18-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,694 1,694 18-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 80.41 AUD ORD 2,224 2,224 18-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 80.41 AUD ORD 1,106 1,106 18-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 82.45 AUD ORD -139 -139 18-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 80.41 AUD ORD 2,288 2,288 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 80.01 AUD ORD -1,431 -1,431 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 80.01 AUD ORD -1,508 -1,508 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 80.08 AUD ORD 15,331 15,331 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 80.02 AUD ORD -218 -218 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 79.91 AUD ORD 1,375 1,375 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 79.91 AUD ORD 1,680 1,680 RIO page 132 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 79.91 AUD ORD -831 -831 18-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 79.91 AUD ORD -852 -852 18-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 79.91 AUD ORD -622 -622 18-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 79.91 AUD ORD -1,600 -1,600 18-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 79.91 AUD ORD 26 26 18-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 79.91 AUD ORD -400 -400 18-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 79.91 AUD ORD -69 -69 18-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 79.91 AUD ORD 1,585 1,585 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 79.91 AUD ORD 6,637 6,637 18-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 79.91 AUD ORD -188 -188 18-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 79.91 AUD ORD 703 703 18-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 79.91 AUD ORD -602 -602 18-Mar-20 BlackRock Fund Advisors on mkt sell 79.91 AUD ORD -1,188 -1,188 18-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -170 -170 18-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 59 59 18-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 604 604 18-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 110 110 18-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 113 113 18-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,076 1,076 18-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,122 2,122 18-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 28 28 19-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,464 -2,464 19-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,973 2,973 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 82.12 AUD ORD -5,319 -5,319 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 82.12 AUD ORD -8,405 -8,405 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 81.63 AUD ORD -199 -199 19-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 80.70 AUD ORD 236 236 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.61 AUD ORD 1,029 1,029 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 80.52 AUD ORD 1,260 1,260 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 80.52 AUD ORD 1,375 1,375 19-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.52 AUD ORD 210 210 19-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 80.52 AUD ORD -399 -399 19-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 80.52 AUD ORD -1,596 -1,596 19-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 80.52 AUD ORD 100 100 19-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 80.52 AUD ORD 5,008 5,008 19-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 80.52 AUD ORD -1,596 -1,596 19-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 80.52 AUD ORD 18,838 18,838 19-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,288 -3,288 19-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,120 1,120 19-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,248 1,248 19-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 855 855 19-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -59 -59 19-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -604 -604 19-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -25 -25 19-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -113 -113 19-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,076 -1,076 19-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,964 -19,964 19-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -28 -28 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,989 1,989 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,575 1,575 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,973 2,973 20-Mar-20 BlackRock Investment Management, LLC on mkt buy 83.00 AUD ORD 346 346 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 772 772 RIO page 133 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.00 AUD ORD 692 692 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.63 AUD ORD 342 342 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.63 AUD ORD 573 573 20-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 81.63 AUD ORD 1,488 1,488 20-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 81.63 AUD ORD 670 670 20-Mar-20 BlackRock International Limited on mkt buy 81.63 AUD ORD 909 909 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.63 AUD ORD 1,581 1,581 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.63 AUD ORD 560 560 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.63 AUD ORD 1,284 1,284 20-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 81.57 AUD ORD 689 689 20-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.00 AUD ORD 2,940 2,940 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 81.40 AUD ORD 2,496 2,496 20-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.00 AUD ORD 840 840 20-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.00 AUD ORD -1,664 -1,664 20-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.00 AUD ORD -622 -622 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 1,408 1,408 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 95 95 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 95 95 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 760 760 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 106 106 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 82 82 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.00 AUD ORD 3,743 3,743 20-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 82.00 AUD ORD 958 958 20-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 82.00 AUD ORD 1,160 1,160 20-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 82.00 AUD ORD 3,991 3,991 20-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 82.00 AUD ORD 570 570 20-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 82.00 AUD ORD -569 -569 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.00 AUD ORD 1,043 1,043 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.00 AUD ORD 3,717 3,717 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.00 AUD ORD 1,123 1,123 20-Mar-20 BlackRock Advisors, LLC on mkt sell 82.00 AUD ORD -4,769 -4,769 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.00 AUD ORD -1,711 -1,711 20-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.00 AUD ORD -1,219 -1,219 20-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 82.00 AUD ORD 17,777 17,777 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,780 2,780 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -245 -245 20-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,575 1,575 20-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 271 271 20-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 102,959 102,959 20-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -406,900 -406,900 20-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 51,938 51,938 20-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 177,723 177,723 20-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 115,353 115,353 20-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 25,400 25,400 23-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,374 1,374 23-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 11,080 11,080 23-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,368 1,368 23-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 78.71 AUD ORD -4,125 -4,125 23-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 78.71 AUD ORD 420 420 RIO page 134 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 78.71 AUD ORD -1,631 -1,631 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 831 831 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 850 850 23-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 78.71 AUD ORD -77 -77 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 280 280 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 950 950 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 380 380 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 243 243 23-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 78.71 AUD ORD 1,662 1,662 23-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 78.71 AUD ORD -1,244 -1,244 23-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 78.71 AUD ORD 5,201 5,201 23-Mar-20 BlackRock Investment Management, LLC on mkt buy 78.71 AUD ORD 14,100 14,100 23-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 78.71 AUD ORD -785 -785 23-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 78.71 AUD ORD -4,550 -4,550 23-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,925 1,925 23-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,710 1,710 23-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -271 -271 23-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 367,803 367,803 23-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -62,160 -62,160 23-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 405,298 405,298 23-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -50,839 -50,839 23-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -140,527 -140,527 23-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -96,984 -96,984 23-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -20,051 -20,051 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,730 -8,730 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 738 738 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,702 2,702 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,324 3,324 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,968 1,968 24-Mar-20 BlackRock Investment Management, LLC on mkt buy 79.00 AUD ORD 1,014 1,014 24-Mar-20 BlackRock Investment Management, LLC on mkt buy 79.00 AUD ORD 480 480 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,258 -1,258 24-Mar-20 BlackRock Investment Management, LLC on mkt buy 78.90 AUD ORD 227 227 24-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 78.88 AUD ORD -375 -375 24-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 78.87 AUD ORD -5,469 -5,469 24-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 78.87 AUD ORD -2,288 -2,288 24-Mar-20 BlackRock Advisors, LLC on mkt sell 79.01 AUD ORD -295 -295 24-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 79.01 AUD ORD -2,193 -2,193 24-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 79.01 AUD ORD -941 -941 24-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 79.01 AUD ORD -1,657 -1,657 24-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 79.55 AUD ORD 420 420 24-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 79.55 AUD ORD 415 415 24-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 79.55 AUD ORD 4,986 4,986 24-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 79.55 AUD ORD 700 700 24-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 79.55 AUD ORD 345 345 24-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 79.55 AUD ORD 606 606 24-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 79.55 AUD ORD 1,597 1,597 24-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 79.55 AUD ORD -1,174 -1,174 24-Mar-20 BlackRock Fund Advisors on mkt sell 79.55 AUD ORD -2,029 -2,029 24-Mar-20 BlackRock Advisors, LLC on mkt sell 79.55 AUD ORD -5,603 -5,603 24-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 79.55 AUD ORD 1,830 1,830 24-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 79.55 AUD ORD -18,077 -18,077 24-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 79.55 AUD ORD 235 235 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -294 -294 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,755 1,755 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,120 3,120 RIO page 135 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,040 1,040 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,080 2,080 24-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,561 1,561 24-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -357,616 -357,616 24-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 20,434 20,434 24-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 321,329 321,329 24-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 295 295 24-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 17,930 17,930 24-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 39,852 39,852 24-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2,010 2,010 25-Mar-20 BlackRock Investment Management, LLC on mkt buy 86.00 AUD ORD 365 365 25-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 86.31 AUD ORD 117 117 25-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.72 AUD ORD -965 -965 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.89 AUD ORD -764 -764 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.89 AUD ORD -185 -185 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.84 AUD ORD -2,074 -2,074 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.82 AUD ORD 6,944 6,944 25-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.70 AUD ORD -861 -861 25-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 84.06 AUD ORD -1,756 -1,756 25-Mar-20 BlackRock Fund Advisors on mkt sell 83.33 AUD ORD -764 -764 25-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 83.33 AUD ORD -739 -739 25-Mar-20 BlackRock Advisors, LLC on mkt sell 83.33 AUD ORD -3,986 -3,986 25-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.33 AUD ORD -71 -71 25-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.33 AUD ORD -907 -907 25-Mar-20 BlackRock Advisors, LLC on mkt sell 83.33 AUD ORD -1,057 -1,057 25-Mar-20 BlackRock International Limited on mkt sell 83.33 AUD ORD -293 -293 25-Mar-20 BlackRock Investment Management, LLC on mkt sell 83.33 AUD ORD -152 -152 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.82 AUD ORD 169 169 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.82 AUD ORD -2,750 -2,750 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.82 AUD ORD 420 420 25-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.82 AUD ORD 1,698 1,698 25-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.82 AUD ORD 280 280 25-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.82 AUD ORD 1,060 1,060 25-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 83.82 AUD ORD 3,418 3,418 25-Mar-20 BlackRock Investment Management, LLC on mkt buy 83.82 AUD ORD 2,970 2,970 25-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.82 AUD ORD 2,696 2,696 25-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 83.82 AUD ORD 5,102 5,102 25-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.82 AUD ORD 541 541 25-Mar-20 BlackRock Investment Management, LLC on mkt sell 83.82 AUD ORD -1,528 -1,528 25-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.82 AUD ORD -190 -190 25-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,950 2,950 25-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,932 -4,932 25-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,083 1,083 25-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,933 -2,933 25-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 40,075 40,075 25-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -352 -352 25-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -18,515 -18,515 25-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 343,747 343,747 25-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,823 1,823 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,392 -8,392 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,230 -1,230 RIO page 136 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,434 1,434 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,245 -5,245 26-Mar-20 BlackRock Fund Advisors on mkt buy 86.90 AUD ORD 1,530 1,530 26-Mar-20 BlackRock Fund Advisors on mkt buy 86.90 AUD ORD 213 213 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.32 AUD ORD -1,081 -1,081 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.32 AUD ORD -1,296 -1,296 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -340 -340 26-Mar-20 BlackRock Advisors, LLC on mkt sell 88.51 AUD ORD -1,756 -1,756 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -708 -708 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -3,407 -3,407 26-Mar-20 BlackRock Advisors, LLC on mkt sell 88.51 AUD ORD -681 -681 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -12,996 -12,996 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -2,298 -2,298 26-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 88.51 AUD ORD -318 -318 26-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 88.51 AUD ORD -3,330 -3,330 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -4,277 -4,277 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -298 -298 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.51 AUD ORD -232 -232 26-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 88.75 AUD ORD -154 -154 26-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.13 AUD ORD 280 280 26-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.13 AUD ORD 363 363 26-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.13 AUD ORD 328 328 26-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.13 AUD ORD 770 770 26-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 88.13 AUD ORD 1,605 1,605 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.13 AUD ORD 19,006 19,006 26-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 88.13 AUD ORD 110 110 26-Mar-20 BlackRock Fund Advisors on mkt buy 88.13 AUD ORD 2,121 2,121 26-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 88.13 AUD ORD 44 44 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.13 AUD ORD -753 -753 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.13 AUD ORD 3,046 3,046 26-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.13 AUD ORD -7,760 -7,760 26-Mar-20 BlackRock Fund Advisors on mkt buy 88.13 AUD ORD 971 971 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,245 -5,245 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,596 2,596 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,040 1,040 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 870 870 26-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,080 2,080 26-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 50 50 26-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 27 27 26-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 111,440 111,440 26-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -532,692 -532,692 26-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 10,982 10,982 26-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 186,706 186,706 26-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 174,314 174,314 26-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 28,234 28,234 27-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,230 -5,230 27-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,218 1,218 27-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,287 1,287 27-Mar-20 BlackRock Fund Advisors on mkt sell 89.49 AUD ORD -1,541 -1,541 27-Mar-20 BlackRock Investment Management, LLC on mkt buy 89.49 AUD ORD 388 388 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 87.23 AUD ORD -5,137 -5,137 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 87.23 AUD ORD -175 -175 RIO page 137 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 87.23 AUD ORD -5,999 -5,999 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 87.23 AUD ORD -9,851 -9,851 27-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 89.82 AUD ORD 541 541 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 86.43 AUD ORD 32 32 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 86.43 AUD ORD 29 29 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.19 AUD ORD -1,247 -1,247 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.19 AUD ORD -712 -712 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -1,076 -1,076 27-Mar-20 BlackRock Advisors, LLC on mkt sell 86.19 AUD ORD -2,231 -2,231 27-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.19 AUD ORD -2,970 -2,970 27-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.19 AUD ORD -1,161 -1,161 27-Mar-20 BlackRock International Limited on mkt sell 86.19 AUD ORD -728 -728 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -7,486 -7,486 27-Mar-20 BlackRock Advisors, LLC on mkt sell 86.19 AUD ORD -930 -930 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -18,888 -18,888 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -3,025 -3,025 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -2,501 -2,501 27-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.19 AUD ORD -1,332 -1,332 27-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.19 AUD ORD -1,040 -1,040 27-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 86.19 AUD ORD -3,994 -3,994 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -6,181 -6,181 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -816 -816 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -282 -282 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -460 -460 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.19 AUD ORD -441 -441 27-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.92 AUD ORD -270 -270 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.18 AUD ORD -174 -174 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 85.78 AUD ORD -507 -507 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.78 AUD ORD 420 420 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 85.78 AUD ORD -1,352 -1,352 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 850 850 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 140 140 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 424 424 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 164 164 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 83 83 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 1,166 1,166 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 164 164 27-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.78 AUD ORD 2,965 2,965 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 3,901 3,901 27-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 85.78 AUD ORD -3,581 -3,581 27-Mar-20 BlackRock Fund Advisors on mkt buy 85.78 AUD ORD 2,360 2,360 27-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 85.78 AUD ORD 32 32 27-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 85.78 AUD ORD 440 440 27-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 85.78 AUD ORD 6,323 6,323 27-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 85.78 AUD ORD -9,097 -9,097 27-Mar-20 BlackRock Fund Advisors on mkt buy 85.78 AUD ORD 814 814 27-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,600 6,600 RIO page 138 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -50 -50 27-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -26,385 -26,385 27-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -125,122 -125,122 27-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 94,248 94,248 27-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -10,897 -10,897 27-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -194,265 -194,265 27-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -156,609 -156,609 27-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -28,149 -28,149 30-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -10,490 -10,490 30-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,245 -5,245 30-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 870 870 30-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 85.85 AUD ORD -319 -319 30-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 85.85 AUD ORD -1,793 -1,793 30-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 85.57 AUD ORD -127 -127 30-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.54 AUD ORD 692 692 30-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.54 AUD ORD 1,680 1,680 30-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 87.54 AUD ORD -214 -214 30-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 87.54 AUD ORD -150 -150 30-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 87.54 AUD ORD -2,493 -2,493 30-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.54 AUD ORD 2,669 2,669 30-Mar-20 BlackRock Asset Management Canada Limited on mkt buy 87.54 AUD ORD 970 970 30-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.54 AUD ORD 9,894 9,894 30-Mar-20 BlackRock Investment Management, LLC on mkt sell 87.54 AUD ORD -3,006 -3,006 30-Mar-20 BlackRock Investment Management, LLC on mkt sell 87.54 AUD ORD -248 -248 30-Mar-20 BlackRock Fund Advisors on mkt buy 87.54 AUD ORD 804 804 30-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 87.54 AUD ORD -1,379 -1,379 30-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 66 66 30-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 230,600 230,600 30-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 59,722 59,722 30-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 19,673 19,673 30-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 7,237 7,237 30-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 113,035 113,035 30-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 120,060 120,060 30-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 17,453 17,453 31-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,930 1,930 31-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,544 1,544 31-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,200 -5,200 31-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,565 5,565 31-Mar-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,872 1,872 31-Mar-20 BlackRock Investment Management, LLC on mkt buy 86.56 AUD ORD 10,604 10,604 31-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 86.56 AUD ORD 1,840 1,840 31-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.65 AUD ORD -689 -689 31-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 89.00 AUD ORD 2,538 2,538 31-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 84.57 AUD ORD 2,076 2,076 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -2,716 -2,716 31-Mar-20 BlackRock Advisors, LLC on mkt sell 86.54 AUD ORD -3,292 -3,292 31-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.54 AUD ORD -4,983 -4,983 31-Mar-20 BlackRock International Limited on mkt sell 86.54 AUD ORD -1,695 -1,695 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -979 -979 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -7,158 -7,158 31-Mar-20 BlackRock Advisors, LLC on mkt sell 86.54 AUD ORD -1,119 -1,119 RIO page 139 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -4,206 -4,206 31-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.54 AUD ORD -2,141 -2,141 31-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 86.54 AUD ORD -1,404 -1,404 31-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 86.54 AUD ORD -4,833 -4,833 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -7,641 -7,641 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -1,792 -1,792 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.54 AUD ORD -714 -714 31-Mar-20 BlackRock Investment Management, LLC on mkt sell 86.54 AUD ORD -462 -462 31-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.54 AUD ORD -400 -400 31-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 84.57 AUD ORD 338 338 31-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 84.57 AUD ORD 1,890 1,890 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 832 832 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 3,400 3,400 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 2,550 2,550 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 268 268 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 770 770 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 400 400 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 49 49 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 4,167 4,167 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 502 502 31-Mar-20 BlackRock Advisors (UK) Limited on mkt sell 84.57 AUD ORD -3,400 -3,400 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 1,332 1,332 31-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 84.57 AUD ORD 606 606 31-Mar-20 BlackRock Investment Management (Australia) Limited on mkt buy 84.57 AUD ORD 12,972 12,972 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 1,851 1,851 31-Mar-20 BlackRock Asset Management Canada Limited on mkt sell 84.57 AUD ORD -2,744 -2,744 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 6,409 6,409 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 7,677 7,677 31-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 84.57 AUD ORD 3,269 3,269 31-Mar-20 BlackRock Japan Co., Ltd. on mkt buy 84.57 AUD ORD 687 687 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 3,672 3,672 31-Mar-20 BlackRock Institutional Trust Company, National Association on mkt buy 84.57 AUD ORD 315 315 31-Mar-20 BlackRock Investment Management (Australia) Limited on mkt sell 84.57 AUD ORD -504 -504 31-Mar-20 BlackRock Advisors (UK) Limited on mkt buy 84.57 AUD ORD 1,889 1,889 31-Mar-20 BlackRock Investment Management (UK) Limited on mkt buy 84.57 AUD ORD 3,337 3,337 31-Mar-20 BlackRock Investment Management (UK) Limited on mkt sell 84.57 AUD ORD -7,665 -7,665 31-Mar-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -66 -66 31-Mar-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -210,162 -210,162 31-Mar-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -58,956 -58,956 31-Mar-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -110,853 -110,853 31-Mar-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -616 -616 31-Mar-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -112,932 -112,932 31-Mar-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -91,163 -91,163 31-Mar-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -16,943 -16,943 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,924 -2,924 01-Apr-20 BlackRock Japan Co., Ltd. on mkt sell 88.30 AUD ORD -618 -618 01-Apr-20 BlackRock Investment Management, LLC on mkt buy 87.84 AUD ORD 370 370 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -12,624 -12,624 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 952 952 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,156 -3,156 RIO page 140 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,792 1,792 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,120 1,120 01-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,310 8,310 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.37 AUD ORD -2,055 -2,055 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.37 AUD ORD -309 -309 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.37 AUD ORD -305 -305 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.31 AUD ORD -163 -163 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.31 AUD ORD -61 -61 01-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 88.42 AUD ORD -432 -432 01-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 88.42 AUD ORD -3,719 -3,719 01-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.40 AUD ORD 1,662 1,662 01-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.40 AUD ORD 1,700 1,700 01-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 88.40 AUD ORD -216 -216 01-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.40 AUD ORD 490 490 01-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.40 AUD ORD 3,094 3,094 01-Apr-20 BlackRock Advisors, LLC on mkt buy 88.40 AUD ORD 545 545 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.40 AUD ORD -12,054 -12,054 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.40 AUD ORD 18,451 18,451 01-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.40 AUD ORD 4,843 4,843 01-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.40 AUD ORD 1,284 1,284 01-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.40 AUD ORD 2,109 2,109 01-Apr-20 BlackRock Fund Advisors on mkt buy 88.40 AUD ORD 819 819 01-Apr-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 62 62 01-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 224,262 224,262 01-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 59,369 59,369 01-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 37,433 37,433 01-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,374 -3,374 01-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 113,863 113,863 01-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 93,914 93,914 01-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 17,716 17,716 02-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 952 952 02-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,350 -7,350 02-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,200 -4,200 02-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,400 -8,400 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.74 AUD ORD -288 -288 02-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.74 AUD ORD -1,389 -1,389 02-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 86.74 AUD ORD -897 -897 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.74 AUD ORD -662 -662 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.74 AUD ORD -11,118 -11,118 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.74 AUD ORD -1,588 -1,588 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.74 AUD ORD -1,070 -1,070 02-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 86.74 AUD ORD -418 -418 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.74 AUD ORD -545 -545 02-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,165 -3,165 02-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 86.85 AUD ORD -6,401 -6,401 02-Apr-20 BlackRock Japan Co., Ltd. on mkt buy 86.95 AUD ORD 442 442 02-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.40 AUD ORD 1,743 1,743 02-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 87.40 AUD ORD 77 77 02-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 87.40 AUD ORD 140 140 02-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 87.40 AUD ORD -850 -850 RIO page 141 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 87.40 AUD ORD -165 -165 02-Apr-20 BlackRock Fund Advisors on mkt buy 87.40 AUD ORD 1,932 1,932 02-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 87.40 AUD ORD 297 297 02-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.40 AUD ORD -1,029 -1,029 02-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.40 AUD ORD 3,746 3,746 02-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.40 AUD ORD 3,230 3,230 02-Apr-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -62 -62 02-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 73,666 73,666 02-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -66,742 -66,742 02-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,585 -5,585 02-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -2,991 -2,991 02-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -111,361 -111,361 02-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -91,201 -91,201 02-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -17,180 -17,180 03-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,232 -1,232 03-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,997 2,997 03-Apr-20 BlackRock Investment Management, LLC on mkt buy 90.17 AUD ORD 429 429 03-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.30 AUD ORD -635 -635 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.30 AUD ORD -855 -855 03-Apr-20 BlackRock Advisors, LLC on mkt sell 89.30 AUD ORD -495 -495 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.30 AUD ORD -10,792 -10,792 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.30 AUD ORD -1,861 -1,861 03-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 89.30 AUD ORD -1,457 -1,457 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.30 AUD ORD -2,484 -2,484 03-Apr-20 BlackRock Investment Management, LLC on mkt sell 89.30 AUD ORD -217 -217 03-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.93 AUD ORD 699 699 03-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.93 AUD ORD 4,620 4,620 03-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.93 AUD ORD 840 840 03-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 88.93 AUD ORD -1,698 -1,698 03-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.93 AUD ORD 210 210 03-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.93 AUD ORD 154 154 03-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.93 AUD ORD 49 49 03-Apr-20 BlackRock Advisors, LLC on mkt buy 88.93 AUD ORD 854 854 03-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.93 AUD ORD 41,369 41,369 03-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 88.93 AUD ORD -1,513 -1,513 03-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.93 AUD ORD 6,001 6,001 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.93 AUD ORD 6,727 6,727 03-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 88.93 AUD ORD 63 63 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.93 AUD ORD 4,887 4,887 03-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.93 AUD ORD 1,327 1,327 03-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 88.93 AUD ORD -4,734 -4,734 03-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -98 -98 03-Apr-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 5 5 03-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -279,664 -279,664 03-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 3,081 3,081 03-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,198,150 1,198,150 03-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 15 15 03-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 307 307 03-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10,536 10,536 03-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -14,016 -14,016 03-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,950 1,950 RIO page 142 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Apr-20 BlackRock Investment Management, LLC on mkt buy 89.20 AUD ORD 382 382 06-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.37 AUD ORD 51,512 51,512 06-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 90.38 AUD ORD 1,380 1,380 06-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.38 AUD ORD 985 985 06-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 90.38 AUD ORD -4,150 -4,150 06-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.38 AUD ORD 350 350 06-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 90.38 AUD ORD -428 -428 06-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 90.38 AUD ORD -410 -410 06-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.38 AUD ORD 1,421 1,421 06-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.38 AUD ORD 4,439 4,439 06-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 90.38 AUD ORD -3,767 -3,767 06-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 90.38 AUD ORD -672 -672 06-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,620 6,620 06-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,930 1,930 06-Apr-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD 82 82 06-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 88,689 88,689 06-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 78,547 78,547 06-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,188,226 -1,188,226 06-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 112 112 06-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3,172 3,172 06-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 129,136 129,136 06-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 150,555 150,555 06-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 24,846 24,846 07-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,188 -4,188 07-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,188 -4,188 07-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.81 AUD ORD 19,163 19,163 07-Apr-20 BlackRock Fund Advisors on mkt buy 90.81 AUD ORD 900 900 07-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.65 AUD ORD 293 293 07-Apr-20 BlackRock Advisors, LLC on mkt buy 90.81 AUD ORD 5,073 5,073 07-Apr-20 BlackRock Advisors, LLC on mkt sell 90.70 AUD ORD -896 -896 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.81 AUD ORD 1,026 1,026 07-Apr-20 BlackRock Advisors, LLC on mkt buy 90.81 AUD ORD 1,268 1,268 07-Apr-20 BlackRock Advisors, LLC on mkt sell 90.70 AUD ORD -256 -256 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.70 AUD ORD -5,840 -5,840 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.70 AUD ORD -1,021 -1,021 07-Apr-20 BlackRock International Limited on mkt buy 90.81 AUD ORD 418 418 07-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 90.70 AUD ORD -827 -827 07-Apr-20 BlackRock Investment Management, LLC on mkt buy 90.81 AUD ORD 447 447 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.70 AUD ORD -978 -978 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.81 AUD ORD 89 89 07-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 90.65 AUD ORD 1,390 1,390 07-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 90.65 AUD ORD 4,200 4,200 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.36 AUD ORD 849 849 07-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 90.65 AUD ORD 78 78 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 26 26 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 625 625 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 77 77 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 83 83 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 404 404 07-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 90.65 AUD ORD -1,660 -1,660 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 2,547 2,547 07-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.65 AUD ORD 133 133 07-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.65 AUD ORD 1,111 1,111 RIO page 143 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.65 AUD ORD 2,845 2,845 07-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 90.65 AUD ORD 121 121 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.65 AUD ORD 7,388 7,388 07-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 90.65 AUD ORD -462 -462 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.65 AUD ORD -2,526 -2,526 07-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.65 AUD ORD 2,526 2,526 07-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,965 4,965 07-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,416 1,416 07-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,100 2,100 07-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 900 900 07-Apr-20 BlackRock Advisors, LLC collateral transfer n/a AUD ORD -87 -87 07-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 97,600 97,600 07-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -83,202 -83,202 07-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -8,845 -8,845 07-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -44 -44 07-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,638 -3,638 07-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -135,376 -135,376 07-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -146,612 -146,612 07-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -25,685 -25,685 08-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,368 -8,368 08-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,184 -4,184 08-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.45 AUD ORD -113 -113 08-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.48 AUD ORD -2,481 -2,481 08-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.48 AUD ORD -559 -559 08-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.48 AUD ORD -553 -553 08-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.46 AUD ORD -5,752 -5,752 08-Apr-20 BlackRock Japan Co., Ltd. on mkt sell 89.45 AUD ORD -202 -202 08-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.46 AUD ORD -923 -923 08-Apr-20 BlackRock Investment Management, LLC on mkt sell 89.45 AUD ORD -10,604 -10,604 08-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 89.45 AUD ORD -1,840 -1,840 08-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.46 AUD ORD -4,155 -4,155 08-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 89.46 AUD ORD -4,164 -4,164 08-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.45 AUD ORD -32 -32 08-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 89.26 AUD ORD 18,900 18,900 08-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.65 AUD ORD 1,698 1,698 08-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 89.26 AUD ORD 3,780 3,780 08-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.26 AUD ORD 560 560 08-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.26 AUD ORD 560 560 08-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 89.26 AUD ORD 19,335 19,335 08-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.26 AUD ORD 1,153 1,153 08-Apr-20 BlackRock Fund Advisors on mkt buy 89.26 AUD ORD 2,086 2,086 08-Apr-20 BlackRock Fund Advisors on mkt buy 89.26 AUD ORD 1,534 1,534 08-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.26 AUD ORD 818 818 08-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 89.26 AUD ORD 5,939 5,939 08-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.26 AUD ORD -477 -477 08-Apr-20 BlackRock Fund Advisors on mkt buy 89.26 AUD ORD 1,345 1,345 08-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -188,324 -188,324 08-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6,546 -6,546 08-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -32,760 -32,760 08-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -60 -60 RIO page 144 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -672 -672 08-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -8,738 -8,738 08-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,305 -19,305 08-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,453 -1,453 09-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,265 -5,265 09-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,930 1,930 09-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,930 1,930 09-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 09-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,701 1,701 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.12 AUD ORD -272 -272 09-Apr-20 BlackRock Advisors, LLC on mkt sell 89.12 AUD ORD -981 -981 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.12 AUD ORD -263 -263 09-Apr-20 BlackRock Advisors, LLC on mkt sell 89.12 AUD ORD -365 -365 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.12 AUD ORD -8,927 -8,927 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.12 AUD ORD -1,441 -1,441 09-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 89.12 AUD ORD -1,545 -1,545 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.12 AUD ORD -2,390 -2,390 09-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.12 AUD ORD 2,131 2,131 09-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 89.39 AUD ORD 2,100 2,100 09-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.39 AUD ORD 140 140 09-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.39 AUD ORD 166 166 09-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.39 AUD ORD 214 214 09-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.39 AUD ORD 404 404 09-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 89.39 AUD ORD 4,800 4,800 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.39 AUD ORD -1,886 -1,886 09-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 89.39 AUD ORD -1,402 -1,402 09-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 89.39 AUD ORD -7,056 -7,056 09-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 170,660 170,660 09-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -819 -819 09-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,113 18,113 09-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -23 -23 09-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 71 71 09-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 312 312 09-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -10,772 -10,772 09-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -134 -134 09-Apr-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -18,152 -18,152 10-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 150,646 150,646 10-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,459 2,459 10-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 128,691 128,691 10-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -21 -21 10-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,907 -1,907 10-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -980 -980 10-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -899 -899 13-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,448 -8,448 13-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -242,607 -242,607 13-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,882 -1,882 13-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 229,566 229,566 13-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 21 21 13-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 194 194 13-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 719 719 RIO page 145 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 249 249 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -12,742 -12,742 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,324 -3,324 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -13,296 -13,296 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,493 -2,493 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,709 2,709 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 14-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,024 4,024 14-Apr-20 BlackRock Fund Advisors on mkt sell 90.37 AUD ORD -183 -183 14-Apr-20 BlackRock Advisors, LLC on mkt sell 90.37 AUD ORD -1,692 -1,692 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.37 AUD ORD -373 -373 14-Apr-20 BlackRock Advisors, LLC on mkt sell 90.37 AUD ORD -505 -505 14-Apr-20 BlackRock International Limited on mkt sell 90.37 AUD ORD -168 -168 14-Apr-20 BlackRock Investment Management, LLC on mkt sell 90.37 AUD ORD -235 -235 14-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 89.42 AUD ORD -2,192 -2,192 14-Apr-20 BlackRock Japan Co., Ltd. on mkt buy 90.13 AUD ORD 2,594 2,594 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.38 AUD ORD -10,756 -10,756 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.38 AUD ORD -1,513 -1,513 14-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 90.38 AUD ORD -1,858 -1,858 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.38 AUD ORD -3,459 -3,459 14-Apr-20 BlackRock Advisors, LLC on mkt sell 90.38 AUD ORD -1,048 -1,048 14-Apr-20 BlackRock Advisors, LLC on mkt sell 90.38 AUD ORD -384 -384 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.37 AUD ORD -21 -21 14-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.83 AUD ORD 3,823 3,823 14-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 90.83 AUD ORD 1,232 1,232 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.83 AUD ORD 2,608 2,608 14-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 90.83 AUD ORD 256 256 14-Apr-20 BlackRock Fund Advisors on mkt buy 90.83 AUD ORD 2,397 2,397 14-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 90.83 AUD ORD 171 171 14-Apr-20 BlackRock Fund Advisors on mkt buy 90.83 AUD ORD 713 713 14-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.83 AUD ORD 3,838 3,838 14-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 90.83 AUD ORD 678 678 14-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 329,060 329,060 14-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 3,799 3,799 14-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -613,615 -613,615 14-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -17 -17 14-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -481 -481 14-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -15,919 -15,919 14-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -384 -384 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,851 -1,851 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,168 -4,168 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,210 -5,210 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 956 956 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,195 1,195 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -15,630 -15,630 15-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,709 -4,709 15-Apr-20 BlackRock Japan Co., Ltd. on mkt sell 89.57 AUD ORD -121 -121 15-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 89.53 AUD ORD 10,886 10,886 15-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.51 AUD ORD 330 330 15-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.51 AUD ORD 166 166 15-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.51 AUD ORD 164 164 15-Apr-20 BlackRock Japan Co., Ltd. on mkt buy 89.21 AUD ORD 30 30 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 849 849 RIO page 146 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 89.78 AUD ORD -849 -849 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 210 210 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 154 154 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 210 210 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 403 403 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 403 403 15-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 89.78 AUD ORD 560 560 15-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 89.78 AUD ORD 1,735 1,735 15-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.78 AUD ORD 6,213 6,213 15-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 89.78 AUD ORD -134 -134 15-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 89.78 AUD ORD 4,939 4,939 15-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 89.78 AUD ORD -1,150 -1,150 15-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 89.78 AUD ORD 11,878 11,878 15-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -57,845 -57,845 15-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -467 -467 15-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -35 -35 15-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -6,518 -6,518 15-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 39,677 39,677 15-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2,293 -2,293 16-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,240 -5,240 16-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,090 -3,090 16-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,090 -3,090 16-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,925 -6,925 16-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,266 -1,266 16-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,100 2,100 16-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.23 AUD ORD -31 -31 16-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.23 AUD ORD -1,606 -1,606 16-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.55 AUD ORD 1,390 1,390 16-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.55 AUD ORD 979 979 16-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 88.25 AUD ORD -6,045 -6,045 16-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.55 AUD ORD 828 828 16-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 88.55 AUD ORD -2,547 -2,547 16-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.55 AUD ORD 1,647 1,647 16-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 88.55 AUD ORD 229 229 16-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,358 -10,358 16-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 5,950 5,950 16-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,004 1,004 16-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 61 61 16-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,364 1,364 16-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 6,725 6,725 16-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 14,265 14,265 16-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 188 188 17-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,158 1,158 17-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,384 -8,384 17-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,944 1,944 17-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,458 1,458 17-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.51 AUD ORD 2,756 2,756 17-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.51 AUD ORD 420 420 17-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 91.51 AUD ORD -11,578 -11,578 17-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 91.51 AUD ORD 420 420 17-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.51 AUD ORD 5,685 5,685 17-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 91.51 AUD ORD 126 126 17-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.51 AUD ORD 7,097 7,097 RIO page 147 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Apr-20 BlackRock Fund Advisors on mkt buy 91.51 AUD ORD 865 865 17-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -41,127 -41,127 17-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -158 -158 17-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 77,341 77,341 17-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 71 71 17-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 282 282 17-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,076 -3,076 17-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -20,124 -20,124 17-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2 -2 20-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,446 1,446 20-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,225 -5,225 20-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,575 1,575 20-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.38 AUD ORD 43 43 20-Apr-20 BlackRock Fund Advisors on mkt buy 91.38 AUD ORD 306 306 20-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.38 AUD ORD 88 88 20-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 88.92 AUD ORD 1,656 1,656 20-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.92 AUD ORD -1,837 -1,837 20-Apr-20 BlackRock Fund Advisors on mkt buy 88.92 AUD ORD 1,732 1,732 20-Apr-20 BlackRock Advisors, LLC on mkt sell 88.92 AUD ORD -5,695 -5,695 20-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 88.92 AUD ORD -637 -637 20-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 88.92 AUD ORD 509 509 20-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -13,095 -13,095 20-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -14,807 -14,807 20-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 20,801 20,801 20-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -44 -44 20-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -873 -873 20-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -695 -695 20-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -39,988 -39,988 20-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 184 184 21-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,176 -4,176 21-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,935 1,935 21-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,540 -5,540 21-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 87.44 AUD ORD -18,165 -18,165 21-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.06 AUD ORD 695 695 21-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.06 AUD ORD 3,780 3,780 21-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.06 AUD ORD 420 420 21-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.06 AUD ORD 9,118 9,118 21-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.06 AUD ORD 5,793 5,793 21-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.06 AUD ORD 1,031 1,031 21-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.06 AUD ORD 713 713 21-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6,989 -6,989 21-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 611 611 21-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 28 28 21-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 31 31 21-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -201 -201 21-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 418 418 21-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -8,695 -8,695 21-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -120 -120 22-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,945 1,945 22-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 22-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 85.05 AUD ORD -723 -723 RIO page 148 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.11 AUD ORD 2,471 2,471 22-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.11 AUD ORD 434 434 22-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.11 AUD ORD 417 417 22-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.14 AUD ORD 1,680 1,680 22-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 85.14 AUD ORD -410 -410 22-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 85.14 AUD ORD 346 346 22-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 85.14 AUD ORD 1,474 1,474 22-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 85.14 AUD ORD -173 -173 22-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 85.14 AUD ORD 91 91 22-Apr-20 BlackRock Advisors, LLC on mkt buy 85.14 AUD ORD 4,548 4,548 22-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -170,927 -170,927 22-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,416 1,416 22-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 179,038 179,038 22-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -47 -47 22-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 708 708 22-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,828 2,828 22-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -34,893 -34,893 22-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 13 13 23-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,315 -7,315 23-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,315 -7,315 23-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,770 -2,770 23-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.07 AUD ORD 1,457 1,457 23-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 86.60 AUD ORD 895 895 23-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 86.00 AUD ORD -321 -321 23-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 86.00 AUD ORD 7,325 7,325 23-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 86.00 AUD ORD 346 346 23-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 86.00 AUD ORD 460 460 23-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 86.00 AUD ORD -2,912 -2,912 23-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -294 -294 23-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -123,588 -123,588 23-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 35,193 35,193 23-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -278,212 -278,212 23-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -7 -7 23-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3,343 3,343 23-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 181,072 181,072 23-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 8,316 8,316 23-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 37,843 37,843 23-Apr-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -2,049 -2,049 23-Apr-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 2,049 2,049 24-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,940 1,940 24-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,598 -5,598 24-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,188 -4,188 24-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 86.75 AUD ORD -1,531 -1,531 24-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 86.75 AUD ORD 3,028 3,028 24-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.27 AUD ORD 840 840 24-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 87.27 AUD ORD -246 -246 24-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.27 AUD ORD 457 457 24-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.27 AUD ORD -3,287 -3,287 24-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.27 AUD ORD 2,361 2,361 RIO page 149 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -857 -857 24-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,743 2,743 24-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 27 27 24-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -182 -182 24-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -26,278 -26,278 24-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -11,211 -11,211 24-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 4,030 4,030 27-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,756 -7,756 27-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,432 -4,432 27-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,192 -4,192 27-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 27-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 87.50 AUD ORD 41 41 27-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 87.00 AUD ORD -1,700 -1,700 27-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 87.00 AUD ORD -400 -400 27-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.00 AUD ORD 6,244 6,244 27-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.00 AUD ORD 456 456 27-Apr-20 BlackRock Japan Co., Ltd. on mkt sell 87.00 AUD ORD -44 -44 27-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,085 -7,085 27-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -23,825 -23,825 27-Apr-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -91 -91 27-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 391 391 27-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -22,639 -22,639 27-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -69,584 -69,584 27-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -9,313 -9,313 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,216 -4,216 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,723 2,723 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,167 1,167 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,416 -1,416 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,770 -1,770 28-Apr-20 BlackRock Advisors, LLC on mkt sell 85.90 AUD ORD -749 -749 28-Apr-20 BlackRock Advisors, LLC on mkt sell 85.90 AUD ORD -215 -215 28-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 85.90 AUD ORD -4,426 -4,426 28-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 85.90 AUD ORD -770 -770 28-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 85.90 AUD ORD -854 -854 28-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 85.90 AUD ORD -1,090 -1,090 28-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 85.76 AUD ORD -214 -214 28-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 85.76 AUD ORD -3,108 -3,108 28-Apr-20 BlackRock Fund Advisors on mkt sell 85.76 AUD ORD -854 -854 28-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 85.76 AUD ORD -399 -399 28-Apr-20 BlackRock Advisors (UK) Limited on mkt sell 85.76 AUD ORD -328 -328 28-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 85.76 AUD ORD 131 131 28-Apr-20 BlackRock Japan Co., Ltd. on mkt buy 85.76 AUD ORD 769 769 28-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.76 AUD ORD 2,675 2,675 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,625 2,625 28-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,100 2,100 28-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 4,483 4,483 28-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -7,264 -7,264 28-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,882 1,882 28-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -751 -751 28-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -41,528 -41,528 28-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 67,476 67,476 28-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -21,764 -21,764 29-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,012 -2,012 29-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,357 -7,357 RIO page 150 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 86.32 AUD ORD -3,020 -3,020 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.35 AUD ORD 4,383 4,383 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.35 AUD ORD 427 427 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.35 AUD ORD 11,452 11,452 29-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.32 AUD ORD 4,517 4,517 29-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.32 AUD ORD 1,034 1,034 29-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.32 AUD ORD 1,034 1,034 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.51 AUD ORD 1,390 1,390 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.51 AUD ORD 695 695 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.51 AUD ORD 342 342 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.51 AUD ORD 840 840 29-Apr-20 BlackRock Investment Management (Australia) Limited on mkt sell 85.51 AUD ORD -129 -129 29-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 85.51 AUD ORD 210 210 29-Apr-20 BlackRock Advisors (UK) Limited on mkt buy 85.51 AUD ORD 5,631 5,631 29-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,357 -7,357 29-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 6,000 6,000 29-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -30,185 -30,185 29-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 145,249 145,249 29-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -340 -340 29-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -10,048 -10,048 29-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -21,061 -21,061 29-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -12,738 -12,738 30-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,308 -7,308 30-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,176 -4,176 30-Apr-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 18,066 18,066 30-Apr-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -18,066 -18,066 30-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 87.98 AUD ORD -1,487 -1,487 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.46 AUD ORD -468 -468 30-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.47 AUD ORD 416 416 30-Apr-20 BlackRock Advisors, LLC on mkt sell 87.46 AUD ORD -2,114 -2,114 30-Apr-20 BlackRock Advisors, LLC on mkt sell 87.46 AUD ORD -324 -324 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.46 AUD ORD -6,887 -6,887 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.46 AUD ORD -1,310 -1,310 30-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 87.46 AUD ORD -423 -423 30-Apr-20 BlackRock Asset Management Canada Limited on mkt sell 87.46 AUD ORD -1,518 -1,518 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.46 AUD ORD -3,748 -3,748 30-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.51 AUD ORD 1,260 1,260 30-Apr-20 BlackRock Investment Management (Australia) Limited on mkt buy 87.51 AUD ORD 840 840 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.51 AUD ORD 1,069 1,069 30-Apr-20 BlackRock Investment Management (UK) Limited on mkt sell 87.51 AUD ORD -5,797 -5,797 30-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.51 AUD ORD 711 711 30-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 87.51 AUD ORD 1,365 1,365 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt buy 87.51 AUD ORD 18,899 18,899 30-Apr-20 BlackRock Asset Management Canada Limited on mkt buy 87.51 AUD ORD 160 160 RIO page 151 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.51 AUD ORD 36,999 36,999 30-Apr-20 BlackRock Investment Management (UK) Limited on mkt buy 87.51 AUD ORD 2,033 2,033 30-Apr-20 BlackRock Institutional Trust Company, National Association on mkt sell 87.51 AUD ORD -10,130 -10,130 30-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,300 8,300 30-Apr-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,755 -1,755 30-Apr-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 333,534 333,534 30-Apr-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,654 -2,654 30-Apr-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -100,622 -100,622 30-Apr-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,911 -1,911 30-Apr-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -105,595 -105,595 30-Apr-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -168,987 -168,987 30-Apr-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -4,340 -4,340 01-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.26 AUD ORD -479 -479 01-May-20 BlackRock Advisors, LLC on mkt sell 83.26 AUD ORD -2,082 -2,082 01-May-20 BlackRock Investment Management, LLC on mkt sell 83.26 AUD ORD -175 -175 01-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.19 AUD ORD 336 336 01-May-20 BlackRock Fund Advisors on mkt buy 84.90 AUD ORD 179 179 01-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.26 AUD ORD -8,536 -8,536 01-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.26 AUD ORD -1,282 -1,282 01-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 83.26 AUD ORD -179 -179 01-May-20 BlackRock Asset Management Canada Limited on mkt sell 83.26 AUD ORD -1,378 -1,378 01-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 83.26 AUD ORD -4,947 -4,947 01-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.59 AUD ORD 3,360 3,360 01-May-20 BlackRock Investment Management (UK) Limited on mkt sell 82.59 AUD ORD -516 -516 01-May-20 BlackRock Investment Management (UK) Limited on mkt sell 82.59 AUD ORD -125 -125 01-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.59 AUD ORD -338 -338 01-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.59 AUD ORD -317 -317 01-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.59 AUD ORD -4,706 -4,706 01-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 82.59 AUD ORD -899 -899 01-May-20 BlackRock Fund Advisors on mkt sell 82.59 AUD ORD -1,983 -1,983 01-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.59 AUD ORD 6,422 6,422 01-May-20 BlackRock Advisors, LLC on mkt buy 82.59 AUD ORD 959 959 01-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -8,772 -8,772 01-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 107,943 107,943 01-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 912 912 01-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 15,624 15,624 01-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -23 -23 04-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 04-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -12,576 -12,576 04-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,861 -3,861 04-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.08 AUD ORD -348 -348 04-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.30 AUD ORD 695 695 04-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.30 AUD ORD 514 514 04-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.30 AUD ORD 420 420 04-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.30 AUD ORD -1,060 -1,060 04-May-20 BlackRock Fund Advisors on mkt sell 81.30 AUD ORD -911 -911 04-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -355,797 -355,797 04-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -46,435 -46,435 RIO page 152 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -71 -71 04-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -57,908 -57,908 04-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 703 703 05-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.64 AUD ORD 1,012 1,012 05-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.75 AUD ORD -3,376 -3,376 05-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.75 AUD ORD -258 -258 05-May-20 BlackRock Fund Advisors on mkt sell 82.75 AUD ORD -1,878 -1,878 05-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 82.75 AUD ORD -697 -697 05-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.75 AUD ORD 6,429 6,429 05-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.75 AUD ORD 1,208 1,208 05-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -74 -74 05-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -147 -147 05-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -133,617 -133,617 05-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,147 -1,147 06-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,856 -1,856 06-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,100 2,100 06-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,218 -1,218 06-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.95 AUD ORD 4,669 4,669 06-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.95 AUD ORD 546 546 06-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.91 AUD ORD 2,260 2,260 06-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.91 AUD ORD 241 241 06-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.91 AUD ORD 232 232 06-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.99 AUD ORD 420 420 06-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.99 AUD ORD -399 -399 06-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.99 AUD ORD -4,891 -4,891 06-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.99 AUD ORD -1,825 -1,825 06-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.99 AUD ORD -2,772 -2,772 06-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,308 -7,308 06-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,176 -4,176 06-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 39,700 39,700 06-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 15,305 15,305 06-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 929 929 06-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -7,108 -7,108 06-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -21 -21 07-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,115 -3,115 07-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,132 -3,132 07-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,838 -5,838 07-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.56 AUD ORD 472 472 07-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.53 AUD ORD -1,493 -1,493 07-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 81.53 AUD ORD -300 -300 07-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 81.51 AUD ORD -6,300 -6,300 07-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 81.51 AUD ORD 420 420 07-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.51 AUD ORD -134 -134 07-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.51 AUD ORD -108 -108 07-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.51 AUD ORD -366 -366 07-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.51 AUD ORD -49 -49 07-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.51 AUD ORD -980 -980 07-May-20 BlackRock Advisors (UK) Limited on mkt sell 81.51 AUD ORD -246 -246 07-May-20 BlackRock Asset Management Canada Limited on mkt buy 81.51 AUD ORD 995 995 RIO page 153 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 81.51 AUD ORD 6,172 6,172 07-May-20 BlackRock Asset Management Canada Limited on mkt sell 81.51 AUD ORD -720 -720 07-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 122 122 07-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 116,243 116,243 07-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 10,628 10,628 07-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -76 -76 07-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 76 76 08-May-20 BlackRock Investment Management (UK) Limited on mkt sell 83.13 AUD ORD -6,575 -6,575 08-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.15 AUD ORD 380 380 08-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -928 -928 08-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -10,450 -10,450 08-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.00 AUD ORD 1,060 1,060 08-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,312 -1,312 08-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,970 23,970 08-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 15,119 15,119 08-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -363 -363 08-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 47,963 47,963 08-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 142 142 11-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,019 -1,019 11-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 729 729 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 22,680 22,680 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 855 855 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 855 855 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 4,620 4,620 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 684 684 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 840 840 11-May-20 BlackRock Investment Management (UK) Limited on mkt sell 83.99 AUD ORD -553 -553 11-May-20 BlackRock Fund Advisors on mkt buy 83.99 AUD ORD 1,902 1,902 11-May-20 BlackRock Fund Advisors on mkt sell 83.99 AUD ORD -1,654 -1,654 11-May-20 BlackRock Investment Management (UK) Limited on mkt buy 83.99 AUD ORD 1,448 1,448 11-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.99 AUD ORD 516 516 11-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.99 AUD ORD 9,724 9,724 11-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -60,073 -60,073 11-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 50,469 50,469 11-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,082 -1,082 11-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,268 1,268 11-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 15 15 12-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,030 -2,030 12-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,595 -2,595 12-May-20 BlackRock Investment Management (UK) Limited on mkt sell 82.61 AUD ORD -6,109 -6,109 12-May-20 BlackRock Fund Advisors on mkt buy 82.63 AUD ORD 372 372 12-May-20 BlackRock Investment Management (UK) Limited on mkt sell 83.44 AUD ORD -454 -454 12-May-20 BlackRock Advisors, LLC on mkt buy 82.63 AUD ORD 1,103 1,103 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.63 AUD ORD 23 23 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.63 AUD ORD 313 313 12-May-20 BlackRock Advisors, LLC on mkt buy 82.63 AUD ORD 310 310 12-May-20 BlackRock International Limited on mkt buy 82.63 AUD ORD 103 103 12-May-20 BlackRock Investment Management, LLC on mkt buy 82.63 AUD ORD 140 140 RIO page 154 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.66 AUD ORD 377 377 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.57 AUD ORD 343 343 12-May-20 BlackRock Advisors, LLC on mkt buy 82.57 AUD ORD 640 640 12-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 82.57 AUD ORD 1,862 1,862 12-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 82.57 AUD ORD 765 765 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.57 AUD ORD 990 990 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.57 AUD ORD 1,640 1,640 12-May-20 BlackRock Asset Management Canada Limited on mkt buy 82.57 AUD ORD 370 370 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.57 AUD ORD 795 795 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.57 AUD ORD 3,044 3,044 12-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 82.57 AUD ORD 243 243 12-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 82.56 AUD ORD 380 380 12-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 82.60 AUD ORD 3,780 3,780 12-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.60 AUD ORD -1,190 -1,190 12-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.60 AUD ORD -1,050 -1,050 12-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.60 AUD ORD -1,680 -1,680 12-May-20 BlackRock Advisors (UK) Limited on mkt buy 82.60 AUD ORD 1,518 1,518 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.60 AUD ORD 4,653 4,653 12-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 82.60 AUD ORD 8,342 8,342 12-May-20 BlackRock Advisors (UK) Limited on mkt sell 82.60 AUD ORD -399 -399 12-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,391 1,391 12-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 230,712 230,712 12-May-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 18 18 12-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,880 1,880 12-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 78 78 12-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 27,993 27,993 12-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -4 -4 13-May-20 BlackRock Investment Management (UK) Limited on mkt buy 82.29 AUD ORD 3,019 3,019 13-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.12 AUD ORD 12,528 12,528 13-May-20 BlackRock Japan Co., Ltd. on mkt buy 83.05 AUD ORD 272 272 13-May-20 BlackRock Japan Co., Ltd. on mkt buy 83.05 AUD ORD 299 299 13-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.12 AUD ORD 609 609 13-May-20 BlackRock Fund Advisors on mkt buy 81.65 AUD ORD 306 306 13-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.12 AUD ORD 8,346 8,346 13-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.12 AUD ORD 25,505 25,505 13-May-20 BlackRock Investment Management, LLC on mkt buy 83.05 AUD ORD 442 442 13-May-20 BlackRock Advisors (UK) Limited on mkt sell 83.72 AUD ORD -624 -624 13-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.72 AUD ORD 11,478 11,478 13-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.72 AUD ORD 7,005 7,005 13-May-20 BlackRock Advisors (UK) Limited on mkt sell 83.72 AUD ORD -166 -166 13-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.72 AUD ORD 1,333 1,333 13-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,950 4,950 13-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,600 6,600 13-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 11,491 11,491 13-May-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,261 2,261 13-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -81,293 -81,293 13-May-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -11 -11 13-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 523 523 13-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -78 -78 RIO page 155 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -30,502 -30,502 13-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 24 24 14-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.33 AUD ORD 240 240 14-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 83.33 AUD ORD 1,153 1,153 14-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 83.33 AUD ORD 564 564 14-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.33 AUD ORD 769 769 14-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.33 AUD ORD 1,061 1,061 14-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.33 AUD ORD 1,929 1,929 14-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 83.33 AUD ORD 191 191 14-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 83.33 AUD ORD 70 70 14-May-20 BlackRock Advisors (UK) Limited on mkt sell 83.26 AUD ORD -625 -625 14-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.26 AUD ORD 225 225 14-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 83.26 AUD ORD 10,295 10,295 14-May-20 BlackRock Investment Management, LLC on mkt buy 83.26 AUD ORD 753 753 14-May-20 BlackRock Investment Management, LLC on mkt buy 83.26 AUD ORD 5,167 5,167 14-May-20 BlackRock Investment Management, LLC on mkt buy 83.26 AUD ORD 1,658 1,658 14-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 83.26 AUD ORD -16,463 -16,463 14-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 147,544 147,544 14-May-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,783 -1,783 14-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -229,965 -229,965 14-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,127 -1,127 14-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -13,054 -13,054 15-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -9,141 -9,141 15-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 85.04 AUD ORD 304 304 15-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 85.04 AUD ORD 2,759 2,759 15-May-20 BlackRock Investment Management (UK) Limited on mkt sell 84.26 AUD ORD -521 -521 15-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 85.26 AUD ORD 270 270 15-May-20 BlackRock Advisors (UK) Limited on mkt sell 85.36 AUD ORD -280 -280 15-May-20 BlackRock Advisors (UK) Limited on mkt sell 85.36 AUD ORD -798 -798 15-May-20 BlackRock Advisors (UK) Limited on mkt sell 85.36 AUD ORD -399 -399 15-May-20 BlackRock Investment Management (UK) Limited on mkt sell 85.36 AUD ORD -6,802 -6,802 15-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 85.36 AUD ORD 496 496 15-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -9,900 -9,900 15-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,228 -10,228 15-May-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -145 -145 15-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 5,109 5,109 15-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 124 124 15-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 3,019 3,019 15-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2 2 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,165 -3,165 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,100 2,100 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,740 1,740 18-May-20 BlackRock Advisors (UK) Limited on mkt sell 90.30 AUD ORD -402 -402 18-May-20 BlackRock Advisors (UK) Limited on mkt sell 90.30 AUD ORD -86 -86 18-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 90.30 AUD ORD -2,323 -2,323 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,900 3,900 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,360 3,360 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 580 580 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,160 1,160 18-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,100 2,100 RIO page 156 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 83,078 83,078 18-May-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -334 -334 18-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -3,669 -3,669 18-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -780 -780 18-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 19,640 19,640 18-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 4 4 19-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -637 -637 19-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,249 -3,249 19-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 19-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.14 AUD ORD 31 31 19-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.14 AUD ORD 53 53 19-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.52 AUD ORD 1,254 1,254 19-May-20 BlackRock Advisors (UK) Limited on mkt sell 94.52 AUD ORD -625 -625 19-May-20 BlackRock Advisors (UK) Limited on mkt buy 94.52 AUD ORD 6,624 6,624 19-May-20 BlackRock Advisors (UK) Limited on mkt sell 94.52 AUD ORD -450 -450 19-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.52 AUD ORD -19,491 -19,491 19-May-20 BlackRock Investment Management (UK) Limited on mkt sell 94.52 AUD ORD -405 -405 19-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.52 AUD ORD 7,802 7,802 19-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -184,982 -184,982 19-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,073 -1,073 19-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,053 1,053 19-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 21,848 21,848 19-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1 1 20-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.04 AUD ORD -3,003 -3,003 20-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.04 AUD ORD -530 -530 20-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.04 AUD ORD -512 -512 20-May-20 BlackRock Advisors (UK) Limited on mkt buy 94.02 AUD ORD 273 273 20-May-20 BlackRock Investment Management (UK) Limited on mkt buy 93.53 AUD ORD 3,272 3,272 20-May-20 BlackRock Japan Co., Ltd. on mkt buy 94.02 AUD ORD 257 257 20-May-20 BlackRock Japan Co., Ltd. on mkt buy 94.02 AUD ORD 305 305 20-May-20 BlackRock Fund Advisors on mkt buy 93.55 AUD ORD 6,461 6,461 20-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.08 AUD ORD 6,780 6,780 20-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 94.07 AUD ORD -5,484 -5,484 20-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 94.07 AUD ORD -160 -160 20-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 94.00 AUD ORD -1,313 -1,313 20-May-20 BlackRock Advisors (UK) Limited on mkt sell 94.16 AUD ORD -844 -844 20-May-20 BlackRock Advisors (UK) Limited on mkt sell 94.16 AUD ORD -50 -50 20-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.16 AUD ORD 1,596 1,596 20-May-20 BlackRock Investment Management (UK) Limited on mkt buy 94.16 AUD ORD 15,916 15,916 20-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.16 AUD ORD 6,058 6,058 20-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.16 AUD ORD 7,068 7,068 20-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 94.16 AUD ORD -989 -989 20-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.16 AUD ORD 282 282 20-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -9,096 -9,096 20-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -313 -313 20-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -43 -43 20-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 39,305 39,305 RIO page 157 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -8 -8 21-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,552 1,552 21-May-20 BlackRock Advisors, LLC on mkt sell 94.13 AUD ORD -1,860 -1,860 21-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.13 AUD ORD -1,660 -1,660 21-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,737 -1,737 21-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -4,700 -4,700 21-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 11,080 11,080 21-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -764 -764 21-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -41,732 -41,732 21-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 4 4 22-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.87 AUD ORD 21 21 22-May-20 BlackRock Advisors, LLC on mkt sell 91.80 AUD ORD -303 -303 22-May-20 BlackRock Asset Management Canada Limited on mkt buy 92.88 AUD ORD 94 94 22-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.33 AUD ORD 691 691 22-May-20 BlackRock Advisors (UK) Limited on mkt sell 91.33 AUD ORD -8,037 -8,037 22-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.33 AUD ORD 3,874 3,874 22-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.33 AUD ORD 5,930 5,930 22-May-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -3,273 -3,273 22-May-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 3,273 3,273 22-May-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 6,748 6,748 22-May-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -6,748 -6,748 22-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -222,235 -222,235 22-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 131,998 131,998 22-May-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -7 -7 22-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,324 -3,324 22-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 8,608 8,608 22-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -30,880 -30,880 22-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -7 -7 25-May-20 BlackRock Investment Management (UK) Limited on mkt sell 92.51 AUD ORD -373 -373 25-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 120,910 120,910 25-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,017 -1,017 25-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -47 -47 25-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 50 50 25-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -24,344 -24,344 25-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -174 -174 26-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,078 6,078 26-May-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -185,347 -185,347 26-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.80 AUD ORD -3,891 -3,891 26-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 68 68 26-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 34 34 26-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 99,842 99,842 26-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,884 -1,884 26-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 758 758 26-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -9,190 -9,190 27-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,244 1,244 27-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,280 -7,280 27-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 726 726 27-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,078 6,078 27-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 7,091 7,091 27-May-20 BlackRock Investment Management, LLC on mkt buy 91.09 AUD ORD 379 379 27-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.09 AUD ORD 557 557 RIO page 158 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-May-20 BlackRock Advisors (UK) Limited on mkt buy 91.09 AUD ORD 240 240 27-May-20 BlackRock Advisors (UK) Limited on mkt buy 91.09 AUD ORD 395 395 27-May-20 BlackRock Fund Advisors on mkt sell 91.04 AUD ORD -89 -89 27-May-20 BlackRock Investment Management (UK) Limited on mkt buy 91.09 AUD ORD 84 84 27-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.01 AUD ORD -4,738 -4,738 27-May-20 BlackRock Japan Co., Ltd. on mkt buy 91.07 AUD ORD 1,982 1,982 27-May-20 BlackRock Japan Co., Ltd. on mkt buy 91.09 AUD ORD 631 631 27-May-20 BlackRock Japan Co., Ltd. on mkt buy 91.09 AUD ORD 807 807 27-May-20 BlackRock Japan Co., Ltd. on mkt buy 91.09 AUD ORD 942 942 27-May-20 BlackRock Japan Co., Ltd. on mkt buy 91.09 AUD ORD 247 247 27-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 90.86 AUD ORD -880 -880 27-May-20 BlackRock Investment Management, LLC on mkt buy 91.09 AUD ORD 661 661 27-May-20 BlackRock Investment Management, LLC on mkt buy 91.09 AUD ORD 872 872 27-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.00 AUD ORD -28,991 -28,991 27-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.52 AUD ORD 514 514 27-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.52 AUD ORD -1,343 -1,343 27-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.52 AUD ORD -9,803 -9,803 27-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.52 AUD ORD -743 -743 27-May-20 BlackRock Investment Management (UK) Limited on mkt buy 91.52 AUD ORD 15,694 15,694 27-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -15,600 -15,600 27-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -189,642 -189,642 27-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,642 -1,642 27-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,118 1,118 27-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -58,834 -58,834 28-May-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,343 -7,343 28-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,039 3,039 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 373 373 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 465 465 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 609 609 28-May-20 BlackRock Investment Management (UK) Limited on mkt sell 92.48 AUD ORD -368 -368 28-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.33 AUD ORD 1,608 1,608 28-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.33 AUD ORD 684 684 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 798 798 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 233 233 28-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.36 AUD ORD 330 330 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 1,374 1,374 28-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.33 AUD ORD 785 785 28-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.33 AUD ORD 625 625 28-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.33 AUD ORD 1,465 1,465 28-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.63 AUD ORD 1,390 1,390 28-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.63 AUD ORD 3,762 3,762 28-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.63 AUD ORD 324 324 28-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.63 AUD ORD 344 344 28-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.63 AUD ORD 1,110 1,110 28-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.63 AUD ORD -233 -233 28-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.63 AUD ORD -7,091 -7,091 28-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 22,039 22,039 28-May-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 11,431 11,431 28-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 10,252 10,252 28-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 35,567 35,567 RIO page 159 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 19,682 19,682 28-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 726 726 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 2,859 2,859 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 1,485 1,485 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 1,177 1,177 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 607 607 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.95 AUD ORD 3,095 3,095 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.95 AUD ORD 704 704 29-May-20 BlackRock International Limited on mkt buy 93.95 AUD ORD 666 666 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 944 944 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 574 574 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.95 AUD ORD 695 695 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 375 375 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 2,850 2,850 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.95 AUD ORD 2,494 2,494 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.95 AUD ORD 1,981 1,981 29-May-20 BlackRock Asset Management Canada Limited on mkt buy 93.95 AUD ORD 298 298 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 1,252 1,252 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.95 AUD ORD 3,162 3,162 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -685 -685 29-May-20 BlackRock Investment Management (UK) Limited on mkt buy 93.40 AUD ORD 725 725 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.40 AUD ORD 300 300 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.40 AUD ORD 246 246 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.40 AUD ORD 216 216 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.40 AUD ORD 432 432 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -2,161 -2,161 29-May-20 BlackRock Investment Management, LLC on mkt sell 93.40 AUD ORD -7,860 -7,860 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -1,153 -1,153 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -386 -386 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -3,035 -3,035 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -3,499 -3,499 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -44 -44 29-May-20 BlackRock Asset Management North Asia Limited on mkt sell 93.40 AUD ORD -2,485 -2,485 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -117 -117 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -7,629 -7,629 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -302 -302 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -201 -201 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -405 -405 29-May-20 BlackRock Japan Co., Ltd. on mkt sell 93.40 AUD ORD -650 -650 29-May-20 BlackRock Japan Co., Ltd. on mkt sell 93.40 AUD ORD -457 -457 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -325 -325 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -39 -39 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -2 -2 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -75 -75 RIO page 160 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -223 -223 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -127 -127 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -3,256 -3,256 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -558 -558 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -125 -125 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -232 -232 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -11,555 -11,555 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -215 -215 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -48 -48 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -20 -20 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -252 -252 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -273 -273 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -325 -325 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -3,425 -3,425 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -182 -182 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -1,503 -1,503 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -580 -580 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -4,305 -4,305 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -1,009 -1,009 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -1,280 -1,280 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -4,008 -4,008 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -262 -262 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -182 -182 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -1,330 -1,330 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -1,680 -1,680 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -4,703 -4,703 29-May-20 BlackRock Investment Management, LLC on mkt sell 93.40 AUD ORD -4,652 -4,652 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -1,568 -1,568 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -275 -275 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -2,128 -2,128 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -555 -555 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -385 -385 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -130 -130 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -200 -200 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -122 -122 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -60 -60 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.40 AUD ORD 160 160 29-May-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.40 AUD ORD 15,189 15,189 29-May-20 BlackRock Asset Management North Asia Limited on mkt sell 93.40 AUD ORD -7,451 -7,451 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -354 -354 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -22,870 -22,870 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -912 -912 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -608 -608 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -1,222 -1,222 29-May-20 BlackRock Japan Co., Ltd. on mkt sell 93.40 AUD ORD -1,947 -1,947 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -983 -983 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -120 -120 RIO page 161 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -11 -11 29-May-20 BlackRock Asset Management Canada Limited on mkt buy 93.40 AUD ORD 117 117 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -228 -228 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -675 -675 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -383 -383 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -9,765 -9,765 29-May-20 BlackRock Investment Management, LLC on mkt buy 93.40 AUD ORD 1,102 1,102 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -1,666 -1,666 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -93 -93 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -376 -376 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -699 -699 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -34,633 -34,633 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -649 -649 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -150 -150 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -63 -63 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -762 -762 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -825 -825 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -977 -977 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -10,273 -10,273 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -552 -552 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -4,506 -4,506 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -1,732 -1,732 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -12,914 -12,914 29-May-20 BlackRock Fund Advisors on mkt buy 93.40 AUD ORD 72 72 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -3,022 -3,022 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -3,838 -3,838 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -12,016 -12,016 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -794 -794 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -554 -554 29-May-20 BlackRock Asset Management Canada Limited on mkt sell 93.40 AUD ORD -3,984 -3,984 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -5,035 -5,035 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -14,106 -14,106 29-May-20 BlackRock Investment Management, LLC on mkt sell 93.40 AUD ORD -13,951 -13,951 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -4,701 -4,701 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -828 -828 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -6,376 -6,376 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -1,664 -1,664 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -1,159 -1,159 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -391 -391 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -602 -602 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -370 -370 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -184 -184 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -130 -130 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -8,387 -8,387 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -334 -334 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -222 -222 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -448 -448 RIO page 162 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -76 -76 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -1,803 -1,803 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -3,037 -3,037 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -77,551 -77,551 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -557 -557 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -2,981 -2,981 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -5,547 -5,547 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -275,079 -275,079 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -5,147 -5,147 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -1,179 -1,179 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -279 -279 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -302 -302 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -358 -358 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -3,767 -3,767 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -202 -202 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -636 -636 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -4,735 -4,735 29-May-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -1,108 -1,108 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -30,480 -30,480 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -2,300 -2,300 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -291 -291 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -1,847 -1,847 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -5,172 -5,172 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -1,724 -1,724 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -6,574 -6,574 29-May-20 BlackRock Investment Management (UK) Limited on mkt sell 93.40 AUD ORD -2,339 -2,339 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -20,838 -20,838 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -13,216 -13,216 29-May-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.40 AUD ORD -425 -425 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -143 -143 29-May-20 BlackRock Fund Advisors on mkt sell 93.40 AUD ORD -4,774 -4,774 29-May-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.40 AUD ORD -135 -135 29-May-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.40 AUD ORD -1,453 -1,453 29-May-20 BlackRock Investment Management (UK) Limited on mkt buy 93.40 AUD ORD 26,707 26,707 29-May-20 BlackRock Investment Management (UK) Limited on mkt buy 93.40 AUD ORD 308 308 29-May-20 BlackRock Investment Management (UK) Limited on mkt buy 93.40 AUD ORD 461 461 29-May-20 BlackRock Fund Advisors on mkt buy 93.40 AUD ORD 2,024 2,024 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.40 AUD ORD 290 290 29-May-20 BlackRock Advisors (UK) Limited on mkt buy 93.40 AUD ORD 374 374 29-May-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.40 AUD ORD 1,386 1,386 29-May-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,408 2,408 29-May-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -27,859 -27,859 29-May-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -11,431 -11,431 29-May-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,789 18,789 29-May-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -35,539 -35,539 29-May-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 30,758 30,758 29-May-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -362 -362 01-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.33 AUD ORD 1,622 1,622 01-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.33 AUD ORD 100 100 RIO page 163 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 94.36 AUD ORD -30 -30 01-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 94.36 AUD ORD 2,979 2,979 01-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 94.36 AUD ORD -39 -39 01-Jun-20 BlackRock Fund Advisors on mkt sell 94.36 AUD ORD -1,136 -1,136 01-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.23 AUD ORD -1,608 -1,608 01-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.23 AUD ORD -21,053 -21,053 01-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 97.23 AUD ORD -481 -481 01-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 97.23 AUD ORD -174 -174 01-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.23 AUD ORD -276 -276 01-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 184,898 184,898 01-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -178,605 -178,605 01-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -10,292 -10,292 01-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 19,003 19,003 01-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 284 284 02-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,130 1,130 02-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 2,298 2,298 02-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 1,020 1,020 02-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.11 AUD ORD 1,869 1,869 02-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.11 AUD ORD 691 691 02-Jun-20 BlackRock International Limited on mkt buy 97.11 AUD ORD 473 473 02-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 4,105 4,105 02-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 340 340 02-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.12 AUD ORD 519 519 02-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 1,651 1,651 02-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.11 AUD ORD 1,927 1,927 02-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.11 AUD ORD 1,521 1,521 02-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.97 AUD ORD -2,478 -2,478 02-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.97 AUD ORD 1,668 1,668 02-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.97 AUD ORD 180 180 02-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.97 AUD ORD -420 -420 02-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.97 AUD ORD 428 428 02-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.97 AUD ORD 574 574 02-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.97 AUD ORD -133 -133 02-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.97 AUD ORD -84 -84 02-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.97 AUD ORD -340 -340 02-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 96.97 AUD ORD -1,793 -1,793 02-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.97 AUD ORD 222 222 02-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 580 580 02-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 196,151 196,151 02-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 350 350 02-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -10 -10 02-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -46 -46 02-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 58 58 03-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.47 AUD ORD -21 -21 03-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.53 AUD ORD 506 506 03-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.42 AUD ORD -14,485 -14,485 03-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.42 AUD ORD -2,217 -2,217 03-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.42 AUD ORD -4,109 -4,109 03-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.42 AUD ORD -6,160 -6,160 RIO page 164 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.37 AUD ORD -1,514 -1,514 03-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.37 AUD ORD -47 -47 03-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.37 AUD ORD -19 -19 03-Jun-20 BlackRock Japan Co., Ltd. on mkt sell 97.34 AUD ORD -369 -369 03-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.42 AUD ORD 2,502 2,502 03-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.42 AUD ORD 107 107 03-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.42 AUD ORD 834 834 03-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 97.42 AUD ORD -1,180 -1,180 03-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 97.42 AUD ORD 1,503 1,503 03-Jun-20 BlackRock Asset Management Canada Limited on mkt buy 97.42 AUD ORD 173 173 03-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.42 AUD ORD 10,043 10,043 03-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -205,381 -205,381 03-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 154,519 154,519 03-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -260 -260 03-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -74,302 -74,302 03-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -706 -706 04-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -9,369 -9,369 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.46 AUD ORD -636 -636 04-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.46 AUD ORD -2,532 -2,532 04-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 98.48 AUD ORD 835 835 04-Jun-20 BlackRock Advisors, LLC on mkt sell 98.47 AUD ORD -452 -452 04-Jun-20 BlackRock Advisors, LLC on mkt sell 98.46 AUD ORD -1,050 -1,050 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.47 AUD ORD -19 -19 04-Jun-20 BlackRock Advisors, LLC on mkt sell 98.47 AUD ORD -154 -154 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.46 AUD ORD 1,239 1,239 04-Jun-20 BlackRock Advisors, LLC on mkt sell 98.46 AUD ORD -360 -360 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.46 AUD ORD -7,561 -7,561 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.46 AUD ORD -1,002 -1,002 04-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 98.46 AUD ORD -1,055 -1,055 04-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.47 AUD ORD -85 -85 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.46 AUD ORD -2,595 -2,595 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.46 AUD ORD -1,147 -1,147 04-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.40 AUD ORD 244 244 04-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.40 AUD ORD 1,082 1,082 04-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.40 AUD ORD -4,000 -4,000 04-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,528 6,528 04-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 26,392 26,392 04-Jun-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 12,139 12,139 04-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -104,990 -104,990 04-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,479 1,479 04-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 17,042 17,042 04-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 18,813 18,813 04-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 13,063 13,063 05-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 904 904 05-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,356 1,356 05-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 98.45 AUD ORD 6,125 6,125 05-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.52 AUD ORD 406 406 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.50 AUD ORD 700 700 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.50 AUD ORD 2,642 2,642 RIO page 165 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.50 AUD ORD 7,542 7,542 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.50 AUD ORD 363 363 05-Jun-20 BlackRock International Limited on mkt buy 98.49 AUD ORD 569 569 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.48 AUD ORD -5,973 -5,973 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.48 AUD ORD -1,358 -1,358 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.48 AUD ORD -1,460 -1,460 05-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.60 AUD ORD 1,382 1,382 05-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.60 AUD ORD 3,762 3,762 05-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.60 AUD ORD 642 642 05-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.60 AUD ORD 535 535 05-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.60 AUD ORD 214 214 05-Jun-20 BlackRock Investment Management, LLC on mkt buy 98.60 AUD ORD 2,990 2,990 05-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.60 AUD ORD 644 644 05-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 678 678 05-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,034 2,034 05-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 580 580 05-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 36,805 36,805 05-Jun-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -22 -22 05-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -240 -240 05-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -169 -169 05-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,633 1,633 05-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 270 270 08-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,440 -1,440 08-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -153,283 -153,283 08-Jun-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,724 1,724 08-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 145,676 145,676 08-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 47 47 08-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 13 13 08-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,650 -1,650 08-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -244 -244 09-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 7,956 7,956 09-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 101.68 AUD ORD 1,949 1,949 09-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 101.69 AUD ORD -1,092 -1,092 09-Jun-20 BlackRock Asset Management Canada Limited on mkt buy 101.69 AUD ORD 60 60 09-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.72 AUD ORD -9,071 -9,071 09-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.75 AUD ORD 510 510 09-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.37 AUD ORD 1,672 1,672 09-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 101.37 AUD ORD 1,652 1,652 09-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 101.37 AUD ORD 321 321 09-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 101.37 AUD ORD 244 244 09-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 101.37 AUD ORD 642 642 09-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 101.37 AUD ORD 428 428 09-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 101.37 AUD ORD -672 -672 09-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 101.37 AUD ORD -420 -420 09-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.37 AUD ORD 34,918 34,918 09-Jun-20 BlackRock Asset Management Canada Limited on mkt buy 101.37 AUD ORD 1,479 1,479 09-Jun-20 BlackRock Investment Management, LLC on mkt sell 101.37 AUD ORD -1,058 -1,058 09-Jun-20 BlackRock Investment Management, LLC on mkt sell 101.37 AUD ORD -235 -235 09-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.37 AUD ORD 1,376 1,376 09-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 101.37 AUD ORD 10,830 10,830 09-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 38,926 38,926 RIO page 166 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Jun-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -13,841 -13,841 09-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -36,615 -36,615 09-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,285 -1,285 09-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -16,885 -16,885 09-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -17,526 -17,526 09-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -13,089 -13,089 10-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 24,206 24,206 10-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 7,007 7,007 10-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,258 -6,258 10-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.47 AUD ORD -3,707 -3,707 10-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.47 AUD ORD -951 -951 10-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.47 AUD ORD -915 -915 10-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 99.66 AUD ORD -1,502 -1,502 10-Jun-20 BlackRock Japan Co., Ltd. on mkt buy 100.53 AUD ORD 362 362 10-Jun-20 BlackRock Japan Co., Ltd. on mkt buy 100.53 AUD ORD 271 271 10-Jun-20 BlackRock Japan Co., Ltd. on mkt buy 100.53 AUD ORD 294 294 10-Jun-20 BlackRock Japan Co., Ltd. on mkt buy 100.53 AUD ORD 309 309 10-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.47 AUD ORD -774 -774 10-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.47 AUD ORD -18,434 -18,434 10-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.47 AUD ORD -23,803 -23,803 10-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.48 AUD ORD 171 171 10-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.48 AUD ORD 229 229 10-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 100.48 AUD ORD -603 -603 10-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 100.48 AUD ORD 121 121 10-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 100.48 AUD ORD -560 -560 10-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD 214 214 10-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 100.48 AUD ORD -588 -588 10-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.48 AUD ORD -13,242 -13,242 10-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.48 AUD ORD -769 -769 10-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -39,614 -39,614 10-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 42,684 42,684 11-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,356 1,356 11-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.44 AUD ORD -4,598 -4,598 11-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 99.34 AUD ORD -1,603 -1,603 11-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.86 AUD ORD 244 244 11-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.86 AUD ORD 290 290 11-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,340 -2,340 11-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,040 -1,040 11-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,896 -4,896 11-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,080 -2,080 11-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -9,792 -9,792 11-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 247 247 11-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 31,738 31,738 11-Jun-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 165 165 11-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 21 21 11-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 33,386 33,386 11-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 113 113 12-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -34,625 -34,625 12-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 96.92 AUD ORD -1,260 -1,260 12-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.48 AUD ORD -13,806 -13,806 12-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.81 AUD ORD 7,524 7,524 12-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.81 AUD ORD 3,762 3,762 RIO page 167 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jun-20 BlackRock Asset Management Canada Limited on mkt buy 97.81 AUD ORD 102 102 12-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.81 AUD ORD -3,540 -3,540 12-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 97.81 AUD ORD 130 130 12-Jun-20 BlackRock Japan Co., Ltd. on mkt sell 97.81 AUD ORD -898 -898 12-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -49 -49 12-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 51,453 51,453 12-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -83,581 -83,581 12-Jun-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -165 -165 12-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -21 -21 12-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -25,783 -25,783 12-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -113 -113 15-Jun-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 22,365 22,365 15-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.86 AUD ORD -4,677 -4,677 15-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.87 AUD ORD 477 477 15-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 96.87 AUD ORD -3,349 -3,349 15-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 96.87 AUD ORD -431 -431 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -8,465 -8,465 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -15,765 -15,765 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -6,515 -6,515 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -3,831 -3,831 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -2,679 -2,679 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -1,989 -1,989 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -307 -307 15-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 96.87 AUD ORD -111 -111 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -624 -624 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -1,256 -1,256 15-Jun-20 BlackRock Fund Advisors on mkt buy 96.87 AUD ORD 1,413 1,413 15-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.87 AUD ORD -793 -793 15-Jun-20 BlackRock Fund Advisors on mkt sell 96.87 AUD ORD -7,056 -7,056 15-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.87 AUD ORD -457 -457 15-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 34 34 15-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 17,859 17,859 15-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -43,184 -43,184 15-Jun-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 12 12 15-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 89,195 89,195 15-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 21 21 16-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.37 AUD ORD 1,454 1,454 16-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.37 AUD ORD 312 312 16-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.37 AUD ORD 310 310 16-Jun-20 BlackRock Asset Management Canada Limited on mkt buy 99.37 AUD ORD 526 526 16-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.37 AUD ORD 552 552 16-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.36 AUD ORD -318 -318 16-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.36 AUD ORD -490 -490 16-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.39 AUD ORD -31,795 -31,795 16-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 99.56 AUD ORD 162 162 16-Jun-20 BlackRock Investment Management, LLC on mkt buy 99.56 AUD ORD 104 104 16-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.56 AUD ORD 4,598 4,598 16-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 99.56 AUD ORD 333 333 16-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.56 AUD ORD -2,733 -2,733 16-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 99.56 AUD ORD 1,833 1,833 RIO page 168 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Jun-20 BlackRock Japan Co., Ltd. on mkt buy 99.56 AUD ORD 691 691 16-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.56 AUD ORD -841 -841 16-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 99.56 AUD ORD -728 -728 16-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 36,854 36,854 16-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 30,150 30,150 16-Jun-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -12 -12 16-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,899 3,899 16-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,143 -4,143 16-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -21 -21 17-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,774 -5,774 17-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,344 1,344 17-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,344 1,344 17-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.79 AUD ORD -163 -163 17-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.79 AUD ORD -225 -225 17-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.79 AUD ORD -675 -675 17-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.79 AUD ORD -870 -870 17-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.79 AUD ORD -240 -240 17-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 98.79 AUD ORD -169 -169 17-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.82 AUD ORD -20,873 -20,873 17-Jun-20 BlackRock Japan Co., Ltd. on mkt sell 98.83 AUD ORD -1,810 -1,810 17-Jun-20 BlackRock Japan Co., Ltd. on mkt sell 98.79 AUD ORD -902 -902 17-Jun-20 BlackRock Japan Co., Ltd. on mkt sell 98.79 AUD ORD -247 -247 17-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.82 AUD ORD -1,855 -1,855 17-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.79 AUD ORD -661 -661 17-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.64 AUD ORD -594 -594 17-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.87 AUD ORD -833 -833 17-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.87 AUD ORD 70 70 17-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.87 AUD ORD 243 243 17-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.87 AUD ORD 289 289 17-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.87 AUD ORD 694 694 17-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -206,926 -206,926 17-Jun-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,129 1,129 17-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 70,385 70,385 17-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 976 976 17-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 30,557 30,557 17-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -78,674 -78,674 17-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,759 1,759 17-Jun-20 BlackRock (Singapore) Limited in specie n/a AUD ORD -5,115 -5,115 18-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.51 AUD ORD -793 -793 18-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.55 AUD ORD -4,303 -4,303 18-Jun-20 BlackRock International Limited on mkt sell 97.51 AUD ORD -556 -556 18-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.51 AUD ORD -191 -191 18-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.51 AUD ORD -7,542 -7,542 18-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.51 AUD ORD -454 -454 18-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.51 AUD ORD -179 -179 18-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.61 AUD ORD -14,212 -14,212 18-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.61 AUD ORD 691 691 18-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.61 AUD ORD -98 -98 18-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 97.61 AUD ORD 33,082 33,082 18-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.61 AUD ORD 2,679 2,679 18-Jun-20 BlackRock Fund Advisors on mkt buy 97.61 AUD ORD 794 794 RIO page 169 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -9,648 -9,648 18-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 93,317 93,317 18-Jun-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,129 -1,129 18-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -82,771 -82,771 18-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -976 -976 18-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -18,744 -18,744 18-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 87,492 87,492 18-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,414 -1,414 19-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.64 AUD ORD -258 -258 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 97.94 AUD ORD -2,946 -2,946 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 597 597 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 1,791 1,791 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -1,027 -1,027 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 6,263 6,263 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 17,311 17,311 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 2,199 2,199 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 794 794 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 706 706 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 254 254 19-Jun-20 BlackRock Fund Advisors on mkt buy 96.28 AUD ORD 6,739 6,739 19-Jun-20 BlackRock Fund Advisors on mkt buy 96.28 AUD ORD 250 250 19-Jun-20 BlackRock Fund Advisors on mkt buy 96.28 AUD ORD 87 87 19-Jun-20 BlackRock Asset Management Deutschland AG on mkt buy 96.28 AUD ORD 18,004 18,004 19-Jun-20 BlackRock Asset Management Deutschland AG on mkt buy 96.28 AUD ORD 49,765 49,765 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 71,265 71,265 19-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 96.28 AUD ORD -446 -446 19-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.28 AUD ORD 109 109 19-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.28 AUD ORD 309 309 19-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.28 AUD ORD 129 129 19-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.28 AUD ORD 367 367 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -768 -768 19-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.28 AUD ORD -502 -502 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 6,426 6,426 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -4,891 -4,891 19-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.28 AUD ORD -3,141 -3,141 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 816 816 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 262 262 19-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 96.28 AUD ORD -3,234 -3,234 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -5,652 -5,652 19-Jun-20 BlackRock Investment Management, LLC on mkt sell 96.28 AUD ORD -1,627 -1,627 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -749 -749 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -3,970 -3,970 19-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 96.28 AUD ORD 19,427 19,427 19-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.28 AUD ORD 135 135 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -1,323 -1,323 19-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.28 AUD ORD -6,897 -6,897 19-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.28 AUD ORD -443 -443 RIO page 170 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -109,611 -109,611 19-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -57,171 -57,171 19-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -15,712 -15,712 19-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -336 -336 19-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 15 15 22-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -624 -624 22-Jun-20 BlackRock Fund Advisors on mkt sell 95.25 AUD ORD -79 -79 22-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.72 AUD ORD -20,291 -20,291 22-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.72 AUD ORD -1,845 -1,845 22-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.60 AUD ORD -785 -785 22-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.72 AUD ORD -14,935 -14,935 22-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 96.70 AUD ORD -150 -150 22-Jun-20 BlackRock Asset Management Canada Limited on mkt buy 96.70 AUD ORD 894 894 22-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.70 AUD ORD -4,867 -4,867 22-Jun-20 BlackRock Asset Management Deutschland AG on mkt sell 96.70 AUD ORD -320 -320 22-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 96.70 AUD ORD 4,557 4,557 22-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.70 AUD ORD 681 681 22-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 4,432 4,432 22-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 132,180 132,180 22-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 26 26 22-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 44,637 44,637 22-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 239 239 23-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.92 AUD ORD -416 -416 23-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 97.67 AUD ORD -4,626 -4,626 23-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.92 AUD ORD -1,971 -1,971 23-Jun-20 BlackRock International Limited on mkt sell 97.92 AUD ORD -574 -574 23-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.92 AUD ORD -298 -298 23-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.92 AUD ORD -225 -225 23-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.05 AUD ORD 592 592 23-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.05 AUD ORD -264 -264 23-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.05 AUD ORD -1,666 -1,666 23-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.94 AUD ORD 3,552 3,552 23-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 98.05 AUD ORD 2,249 2,249 23-Jun-20 BlackRock Investment Management, LLC on mkt buy 98.05 AUD ORD 18,228 18,228 23-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.05 AUD ORD -430 -430 23-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 98.05 AUD ORD 77 77 23-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.05 AUD ORD -1,613 -1,613 23-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.05 AUD ORD -1,223 -1,223 23-Jun-20 BlackRock Fund Advisors on mkt buy 98.05 AUD ORD 1,514 1,514 23-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.05 AUD ORD 1,436 1,436 23-Jun-20 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 1,802 1,802 23-Jun-20 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -1,802 -1,802 23-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 115,293 115,293 23-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -93,132 -93,132 23-Jun-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -26 -26 23-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -81,669 -81,669 23-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -206 -206 24-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.37 AUD ORD -1,026 -1,026 24-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.37 AUD ORD -249 -249 24-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.37 AUD ORD -227 -227 RIO page 171 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.19 AUD ORD -3,703 -3,703 24-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.19 AUD ORD -12,942 -12,942 24-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.29 AUD ORD -12,813 -12,813 24-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.23 AUD ORD -2,204 -2,204 24-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.24 AUD ORD -390 -390 24-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.31 AUD ORD -6,286 -6,286 24-Jun-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.68 AUD ORD -117 -117 24-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.68 AUD ORD -60 -60 24-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.68 AUD ORD -210 -210 24-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.68 AUD ORD -280 -280 24-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 98.68 AUD ORD -1,469 -1,469 24-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 98.68 AUD ORD -119 -119 24-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 98.68 AUD ORD -22 -22 24-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.68 AUD ORD 3,297 3,297 24-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -113 -113 24-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,759 -5,759 24-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -18,501 -18,501 24-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -97 -97 25-Jun-20 BlackRock Asset Management Deutschland AG on mkt buy 97.06 AUD ORD 694 694 25-Jun-20 BlackRock Fund Advisors on mkt buy 97.47 AUD ORD 147 147 25-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.41 AUD ORD -590 -590 25-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.41 AUD ORD -2,567 -2,567 25-Jun-20 BlackRock International Limited on mkt sell 97.41 AUD ORD -578 -578 25-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.41 AUD ORD -147 -147 25-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.41 AUD ORD -240 -240 25-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.41 AUD ORD -386 -386 25-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.41 AUD ORD -311 -311 25-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.06 AUD ORD -60 -60 25-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.06 AUD ORD 191 191 25-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.06 AUD ORD -833 -833 25-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.06 AUD ORD -84 -84 25-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -17,877 -17,877 25-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -8,385 -8,385 25-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,220 -1,220 25-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 18 18 26-Jun-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 35,381 35,381 26-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.44 AUD ORD -366 -366 26-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.44 AUD ORD -164 -164 26-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.44 AUD ORD -217 -217 26-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.44 AUD ORD -377 -377 26-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.44 AUD ORD -309 -309 26-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.99 AUD ORD -668 -668 26-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.99 AUD ORD 2,837 2,837 26-Jun-20 BlackRock Fund Advisors on mkt buy 98.99 AUD ORD 2,237 2,237 26-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.99 AUD ORD -1,645 -1,645 26-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.99 AUD ORD -568 -568 26-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 98.99 AUD ORD 1,585 1,585 RIO page 172 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 98.99 AUD ORD -9,301 -9,301 26-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 98.99 AUD ORD -573 -573 26-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,735 -1,735 26-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -71,007 -71,007 26-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -29 -29 26-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -70 -70 29-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 97.07 AUD ORD -1,202 -1,202 29-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.08 AUD ORD -397 -397 29-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.07 AUD ORD -2,202 -2,202 29-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.27 AUD ORD 171 171 29-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.27 AUD ORD -324 -324 29-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.27 AUD ORD -1,206 -1,206 29-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.27 AUD ORD -630 -630 29-Jun-20 BlackRock Fund Advisors on mkt sell 97.27 AUD ORD -1,449 -1,449 29-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.27 AUD ORD -2,002 -2,002 29-Jun-20 BlackRock Investment Management, LLC on mkt sell 97.27 AUD ORD -225 -225 29-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.27 AUD ORD 1,579 1,579 29-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -181 -181 29-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 119,454 119,454 29-Jun-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -45,622 -45,622 29-Jun-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -244 -244 30-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,060 -2,060 30-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,014 3,014 30-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD -618 -618 30-Jun-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,832 4,832 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.03 AUD ORD -269 -269 30-Jun-20 BlackRock Investment Management (UK) Limited on mkt sell 98.34 AUD ORD -2,062 -2,062 30-Jun-20 BlackRock Investment Management, LLC on mkt sell 98.03 AUD ORD -212 -212 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.03 AUD ORD -152 -152 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.03 AUD ORD -245 -245 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.03 AUD ORD -390 -390 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 98.03 AUD ORD -314 -314 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.04 AUD ORD 1,425 1,425 30-Jun-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -20,768 -20,768 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.96 AUD ORD -1,670 -1,670 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.96 AUD ORD -350 -350 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.96 AUD ORD -535 -535 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -4,905 -4,905 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.96 AUD ORD -4,980 -4,980 30-Jun-20 BlackRock Fund Advisors on mkt buy 97.96 AUD ORD 262 262 30-Jun-20 BlackRock Asset Management Deutschland AG on mkt buy 97.96 AUD ORD 3,299 3,299 30-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.96 AUD ORD 319 319 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.96 AUD ORD -704 -704 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.96 AUD ORD 5,557 5,557 30-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 97.96 AUD ORD 183 183 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.96 AUD ORD -2,870 -2,870 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -54 -54 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.96 AUD ORD -5,578 -5,578 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.96 AUD ORD 6,366 6,366 RIO page 173 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -910 -910 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -387 -387 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -1,670 -1,670 30-Jun-20 BlackRock Advisors (UK) Limited on mkt buy 97.96 AUD ORD 4,282 4,282 30-Jun-20 BlackRock Advisors (UK) Limited on mkt sell 97.96 AUD ORD -714 -714 30-Jun-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.96 AUD ORD -788 -788 30-Jun-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -143 -143 30-Jun-20 BlackRock Investment Management (UK) Limited on mkt buy 97.96 AUD ORD 2,466 2,466 30-Jun-20 BlackRock Asset Management Canada Limited on mkt sell 97.96 AUD ORD -4,650 -4,650 30-Jun-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -14,388 -14,388 30-Jun-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 181 181 30-Jun-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 25,479 25,479 01-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 98.16 AUD ORD 809 809 01-Jul-20 BlackRock Investment Management, LLC on mkt sell 97.24 AUD ORD -242 -242 01-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 97.24 AUD ORD -193 -193 01-Jul-20 BlackRock Japan Co., Ltd. on mkt sell 97.22 AUD ORD -534 -534 01-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 97.24 AUD ORD -232 -232 01-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.14 AUD ORD 134 134 01-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.12 AUD ORD 361 361 01-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.12 AUD ORD 2,944 2,944 01-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.14 AUD ORD 64 64 01-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 97.15 AUD ORD -603 -603 01-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 97.15 AUD ORD 4,175 4,175 01-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 97.15 AUD ORD -840 -840 01-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 97.15 AUD ORD -1,336 -1,336 01-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.15 AUD ORD 79 79 01-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 97.15 AUD ORD 118 118 01-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 17,181 17,181 01-Jul-20 BlackRock Investment Management, LLC in specie n/a AUD ORD -3,876 -3,876 01-Jul-20 BlackRock Investment Management, LLC in specie n/a AUD ORD -1,078 -1,078 02-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.43 AUD ORD 2,379 2,379 02-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.47 AUD ORD -152 -152 02-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 97.81 AUD ORD -272 -272 02-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 97.81 AUD ORD 834 834 02-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 97.81 AUD ORD 107 107 02-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 97.81 AUD ORD -580 -580 02-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 97.81 AUD ORD -1,053 -1,053 02-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 97.81 AUD ORD 114 114 02-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.81 AUD ORD 7,045 7,045 02-Jul-20 BlackRock Fund Advisors on mkt buy 97.81 AUD ORD 1,724 1,724 02-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.81 AUD ORD 1,121 1,121 02-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 97.81 AUD ORD 1,736 1,736 02-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.81 AUD ORD -1,115 -1,115 02-Jul-20 BlackRock Fund Advisors on mkt sell 97.81 AUD ORD -822 -822 02-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.81 AUD ORD -250 -250 02-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,466 2,466 02-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 44,800 44,800 02-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -44,617 -44,617 03-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 97.14 AUD ORD 620 620 RIO page 174 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 96.39 AUD ORD 3,332 3,332 03-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 96.39 AUD ORD -4,165 -4,165 03-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 96.39 AUD ORD -976 -976 03-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -44,800 -44,800 03-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 10,650 10,650 03-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 46,353 46,353 06-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,986 -5,986 06-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 29,000 29,000 07-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,278 1,278 07-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 96.30 AUD ORD 15,177 15,177 07-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 96.30 AUD ORD 98 98 07-Jul-20 BlackRock International Limited on mkt buy 96.30 AUD ORD 99 99 07-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.30 AUD ORD 208 208 07-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.30 AUD ORD 1,474 1,474 07-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.30 AUD ORD 8,119 8,119 07-Jul-20 BlackRock Advisors, LLC on mkt buy 96.30 AUD ORD 960 960 07-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.30 AUD ORD 927 927 07-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.30 AUD ORD 674 674 07-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.30 AUD ORD 1,151 1,151 07-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.30 AUD ORD 230 230 07-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.29 AUD ORD -25,544 -25,544 07-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.29 AUD ORD -7,683 -7,683 07-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.29 AUD ORD -775 -775 07-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.29 AUD ORD -3,849 -3,849 07-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,742 18,742 07-Jul-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -189,525 -189,525 08-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,017 1,017 08-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,373 2,373 08-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,750 2,750 08-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.23 AUD ORD 6,639 6,639 08-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.23 AUD ORD 1,327 1,327 08-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.23 AUD ORD 1,318 1,318 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.17 AUD ORD 2,903 2,903 08-Jul-20 BlackRock Japan Co., Ltd. on mkt buy 96.19 AUD ORD 238 238 08-Jul-20 BlackRock Japan Co., Ltd. on mkt buy 96.19 AUD ORD 296 296 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.17 AUD ORD 345 345 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.17 AUD ORD 5,363 5,363 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.17 AUD ORD 12,950 12,950 08-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.30 AUD ORD 844 844 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.54 AUD ORD 1,368 1,368 08-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 95.54 AUD ORD 1,668 1,668 08-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 95.54 AUD ORD 1,668 1,668 08-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 95.54 AUD ORD 833 833 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 95.54 AUD ORD -5,859 -5,859 08-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 95.54 AUD ORD -480 -480 08-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 95.54 AUD ORD 291 291 08-Jul-20 BlackRock Fund Advisors on mkt buy 95.54 AUD ORD 6,727 6,727 08-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 95.54 AUD ORD -182 -182 RIO page 175 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 95.54 AUD ORD -897 -897 08-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 872 872 08-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 142,901 142,901 08-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,673 2,673 08-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -45,552 -45,552 09-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,025 2,025 09-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.49 AUD ORD 12,573 12,573 09-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.49 AUD ORD 1,633 1,633 09-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.49 AUD ORD 605 605 09-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.53 AUD ORD 232 232 09-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.49 AUD ORD 1,331 1,331 09-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.52 AUD ORD 87 87 09-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.52 AUD ORD 762 762 09-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 97.76 AUD ORD -1,181 -1,181 09-Jul-20 BlackRock Asset Management Deutschland AG on mkt sell 98.53 AUD ORD -1,269 -1,269 09-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.67 AUD ORD -7,416 -7,416 09-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 98.67 AUD ORD -968 -968 09-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 98.67 AUD ORD 535 535 09-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 98.67 AUD ORD -580 -580 09-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 98.67 AUD ORD -50 -50 09-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 98.67 AUD ORD -2,991 -2,991 09-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 98.67 AUD ORD -16,644 -16,644 09-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.67 AUD ORD -697 -697 09-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.67 AUD ORD -83 -83 09-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 94,893 94,893 09-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -125,168 -125,168 09-Jul-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 25 25 09-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 34 34 09-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 12,222 12,222 10-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,017 1,017 10-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,750 2,750 10-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.12 AUD ORD 1,096 1,096 10-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.12 AUD ORD 931 931 10-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.04 AUD ORD 15,716 15,716 10-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.99 AUD ORD -461 -461 10-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.99 AUD ORD -239 -239 10-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 97.99 AUD ORD -924 -924 10-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 97.99 AUD ORD -2,949 -2,949 10-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 97.99 AUD ORD 345 345 10-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 97.99 AUD ORD -117 -117 10-Jul-20 BlackRock Fund Advisors on mkt buy 97.99 AUD ORD 30 30 10-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.99 AUD ORD 8,439 8,439 10-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.99 AUD ORD 18,836 18,836 10-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -138 -138 10-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 21,711 21,711 10-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 5,913 5,913 10-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -27,806 -27,806 13-Jul-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 48,109 48,109 13-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.84 AUD ORD 168 168 RIO page 176 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 99.84 AUD ORD 700 700 13-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 99.84 AUD ORD -98 -98 13-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 99.84 AUD ORD 16,213 16,213 13-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 61,335 61,335 13-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -375 -375 13-Jul-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -25 -25 13-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,080 1,080 13-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -12,126 -12,126 14-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.69 AUD ORD 4,789 4,789 14-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.69 AUD ORD 1,260 1,260 14-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.69 AUD ORD 517 517 14-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.73 AUD ORD 239 239 14-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.69 AUD ORD 1,050 1,050 14-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.25 AUD ORD 1,236 1,236 14-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 101.24 AUD ORD 1,658 1,658 14-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 101.25 AUD ORD 210 210 14-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.25 AUD ORD -5,485 -5,485 14-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 101.25 AUD ORD 22 22 14-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.25 AUD ORD 129 129 14-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 101.25 AUD ORD 785 785 14-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.25 AUD ORD 601 601 14-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,030 1,030 14-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 7,759 7,759 14-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 54,259 54,259 14-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,160 -3,160 14-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,153 -1,153 15-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,356 1,356 15-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.44 AUD ORD 17 17 15-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.31 AUD ORD 30,941 30,941 15-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.31 AUD ORD 2,323 2,323 15-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.28 AUD ORD -2,986 -2,986 15-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 104.28 AUD ORD 29 29 15-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.31 AUD ORD 12,084 12,084 15-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.98 AUD ORD -967 -967 15-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.98 AUD ORD 243 243 15-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.98 AUD ORD 630 630 15-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.98 AUD ORD -274 -274 15-Jul-20 BlackRock Fund Advisors on mkt buy 104.98 AUD ORD 645 645 15-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.98 AUD ORD 17,929 17,929 15-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.98 AUD ORD -447 -447 15-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD -6,072 -6,072 15-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -139,365 -139,365 15-Jul-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 20,881 20,881 15-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -147,188 -147,188 15-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,653 1,653 15-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 16,342 16,342 15-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 29,607 29,607 15-Jul-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 9,718 9,718 16-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.44 AUD ORD -129 -129 RIO page 177 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Jul-20 BlackRock Japan Co., Ltd. on mkt sell 103.33 AUD ORD -341 -341 16-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.51 AUD ORD -2,052 -2,052 16-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.51 AUD ORD 1,236 1,236 16-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 103.51 AUD ORD 420 420 16-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -23,356 -23,356 16-Jul-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -20,881 -20,881 16-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 55,233 55,233 16-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,653 -1,653 16-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -16,197 -16,197 16-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -21,009 -21,009 16-Jul-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -9,718 -9,718 17-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 639 639 17-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD -984 -984 17-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,344 1,344 17-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 896 896 17-Jul-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -3,757 -3,757 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.01 AUD ORD -754 -754 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.03 AUD ORD 3,929 3,929 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.03 AUD ORD 771 771 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.03 AUD ORD 781 781 17-Jul-20 BlackRock Advisors, LLC on mkt sell 104.01 AUD ORD -659 -659 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.01 AUD ORD -617 -617 17-Jul-20 BlackRock Advisors, LLC on mkt sell 104.01 AUD ORD -368 -368 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.01 AUD ORD -5,197 -5,197 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.01 AUD ORD -962 -962 17-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.01 AUD ORD -2,864 -2,864 17-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.01 AUD ORD -2,206 -2,206 17-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 104.01 AUD ORD -1,297 -1,297 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.01 AUD ORD -1,898 -1,898 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.01 AUD ORD -38 -38 17-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.14 AUD ORD 428 428 17-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.14 AUD ORD 50 50 17-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.14 AUD ORD -833 -833 17-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.14 AUD ORD -5,715 -5,715 17-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.14 AUD ORD -2,010 -2,010 17-Jul-20 BlackRock Investment Management, LLC on mkt sell 104.14 AUD ORD -467 -467 17-Jul-20 BlackRock Investment Management, LLC on mkt sell 104.14 AUD ORD -369 -369 17-Jul-20 BlackRock Investment Management, LLC on mkt sell 104.14 AUD ORD -668 -668 17-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.14 AUD ORD 847 847 17-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,695 1,695 17-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,000 -2,000 17-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 65,092 65,092 17-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 230 230 17-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 83,312 83,312 20-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -1,724 -1,724 20-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -1,634 -1,634 20-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.91 AUD ORD -487 -487 20-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 105.11 AUD ORD -243 -243 20-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 105.11 AUD ORD -958 -958 20-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 105.11 AUD ORD -1,117 -1,117 RIO page 178 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 105.11 AUD ORD 57 57 20-Jul-20 BlackRock Fund Advisors on mkt buy 105.11 AUD ORD 18 18 20-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 105.11 AUD ORD 2,618 2,618 20-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 45,352 45,352 20-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -62,719 -62,719 20-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -29 -29 20-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -90,093 -90,093 21-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 672 672 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -371 -371 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -261 -261 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -475 -475 21-Jul-20 BlackRock Advisors, LLC on mkt sell 105.78 AUD ORD -1,300 -1,300 21-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.78 AUD ORD -1,312 -1,312 21-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.78 AUD ORD -618 -618 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -1,177 -1,177 21-Jul-20 BlackRock Advisors, LLC on mkt sell 105.78 AUD ORD -779 -779 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -13,553 -13,553 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -1,192 -1,192 21-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 105.78 AUD ORD -1,189 -1,189 21-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 105.78 AUD ORD -987 -987 21-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 105.78 AUD ORD -2,357 -2,357 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -4,377 -4,377 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.78 AUD ORD -1,162 -1,162 21-Jul-20 BlackRock Fund Advisors on mkt sell 105.79 AUD ORD -165 -165 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.79 AUD ORD -188 -188 21-Jul-20 BlackRock Advisors, LLC on mkt sell 105.79 AUD ORD -191 -191 21-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 106.09 AUD ORD -243 -243 21-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 106.09 AUD ORD 642 642 21-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 106.09 AUD ORD 107 107 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 106.09 AUD ORD -3,987 -3,987 21-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 106.09 AUD ORD 1,213 1,213 21-Jul-20 BlackRock Asset Management Canada Limited on mkt buy 106.09 AUD ORD 433 433 21-Jul-20 BlackRock Japan Co., Ltd. on mkt buy 106.09 AUD ORD 960 960 21-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 106.09 AUD ORD -488 -488 21-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -4,422 -4,422 21-Jul-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 6,459 6,459 21-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -88,687 -88,687 21-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 259 259 21-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10,236 10,236 21-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 10,908 10,908 21-Jul-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,382 1,382 22-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.54 AUD ORD -76 -76 22-Jul-20 BlackRock Investment Management, LLC on mkt sell 104.54 AUD ORD -391 -391 22-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.54 AUD ORD -223 -223 22-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.58 AUD ORD 110 110 22-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.54 AUD ORD -158 -158 22-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.54 AUD ORD -383 -383 22-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.54 AUD ORD 1,026 1,026 RIO page 179 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.59 AUD ORD -3,667 -3,667 22-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.54 AUD ORD -464 -464 22-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.54 AUD ORD -14 -14 22-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.54 AUD ORD 13,334 13,334 22-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.58 AUD ORD 11,599 11,599 22-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.58 AUD ORD 11,015 11,015 22-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.48 AUD ORD -486 -486 22-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.48 AUD ORD -1,238 -1,238 22-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.48 AUD ORD 190 190 22-Jul-20 BlackRock Fund Advisors on mkt buy 104.48 AUD ORD 2,352 2,352 22-Jul-20 BlackRock Japan Co., Ltd. on mkt sell 104.48 AUD ORD -1,007 -1,007 22-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.48 AUD ORD -1,243 -1,243 22-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -40,930 -40,930 22-Jul-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6,459 -6,459 22-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -32,972 -32,972 22-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -259 -259 22-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -12,867 -12,867 22-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 25,264 25,264 22-Jul-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,382 -1,382 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -197 -197 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -369 -369 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -301 -301 23-Jul-20 BlackRock Advisors, LLC on mkt sell 103.18 AUD ORD -765 -765 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -864 -864 23-Jul-20 BlackRock Advisors, LLC on mkt sell 103.18 AUD ORD -432 -432 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -8,063 -8,063 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -2,400 -2,400 23-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 103.18 AUD ORD -1,494 -1,494 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -3,262 -3,262 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.18 AUD ORD -1,323 -1,323 23-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.16 AUD ORD 166 166 23-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 103.47 AUD ORD -2,487 -2,487 23-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 103.47 AUD ORD -10,777 -10,777 23-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 103.47 AUD ORD -960 -960 23-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 103.47 AUD ORD 420 420 23-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.47 AUD ORD -4,300 -4,300 23-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.47 AUD ORD 1,200 1,200 23-Jul-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -1,309 -1,309 23-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -75,841 -75,841 23-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 299 299 23-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 505 505 23-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,597 -1,597 24-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,917 1,917 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -149 -149 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -210 -210 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -183 -183 24-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 103.00 AUD ORD -411 -411 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -551 -551 RIO page 180 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jul-20 BlackRock Advisors, LLC on mkt sell 103.19 AUD ORD -250 -250 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -3,974 -3,974 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -719 -719 24-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 103.19 AUD ORD -779 -779 24-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.19 AUD ORD -1,110 -1,110 24-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.27 AUD ORD 14,084 14,084 24-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.92 AUD ORD 1,857 1,857 24-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.92 AUD ORD 125 125 24-Jul-20 BlackRock Fund Advisors on mkt buy 102.92 AUD ORD 2,242 2,242 24-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 75,841 75,841 24-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 29,320 29,320 24-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -421 -421 24-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -35,155 -35,155 27-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.91 AUD ORD -171 -171 27-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.91 AUD ORD -26 -26 27-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 102.82 AUD ORD -344 -344 27-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.89 AUD ORD 603 603 27-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.89 AUD ORD -5,356 -5,356 27-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.89 AUD ORD 749 749 27-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 102.89 AUD ORD -3,784 -3,784 27-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 102.89 AUD ORD -1,318 -1,318 27-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 102.89 AUD ORD -127 -127 27-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.89 AUD ORD 737 737 27-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.89 AUD ORD 1,840 1,840 27-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -35,506 -35,506 27-Jul-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,575 1,575 27-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -24,230 -24,230 27-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,884 1,884 27-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 283 283 27-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,072 4,072 28-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,832 5,832 28-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,278 1,278 28-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.99 AUD ORD -169 -169 28-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.99 AUD ORD -184 -184 28-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 105.54 AUD ORD -2,269 -2,269 28-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.99 AUD ORD -176 -176 28-Jul-20 BlackRock Advisors, LLC on mkt sell 104.99 AUD ORD -167 -167 28-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.99 AUD ORD -2,661 -2,661 28-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.99 AUD ORD -684 -684 28-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 104.99 AUD ORD -672 -672 28-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.99 AUD ORD -1,179 -1,179 28-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.95 AUD ORD 651 651 28-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.11 AUD ORD 50 50 28-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.11 AUD ORD -2,414 -2,414 28-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.11 AUD ORD 535 535 28-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.11 AUD ORD -1,582 -1,582 28-Jul-20 BlackRock Investment Management, LLC on mkt sell 104.11 AUD ORD -986 -986 28-Jul-20 BlackRock Advisors (UK) Limited on mkt sell 104.11 AUD ORD -5,425 -5,425 28-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,211 23,211 28-Jul-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,575 -1,575 RIO page 181 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3,414 3,414 28-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,884 -1,884 28-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 635 635 28-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,727 1,727 29-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD 1,178 1,178 29-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,640 -1,640 29-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 639 639 29-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 639 639 29-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,278 1,278 29-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 528 528 29-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.26 AUD ORD -53 -53 29-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.26 AUD ORD -120 -120 29-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.29 AUD ORD 7,052 7,052 29-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 103.49 AUD ORD -524 -524 29-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.29 AUD ORD 550 550 29-Jul-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.29 AUD ORD 3,342 3,342 29-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.22 AUD ORD 89 89 29-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.22 AUD ORD 38 38 29-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,103 23,103 29-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -2,817 -2,817 29-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -908 -908 29-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -5,863 -5,863 30-Jul-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -4,112 -4,112 30-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 104.00 AUD ORD 535 535 30-Jul-20 BlackRock Fund Advisors on mkt buy 104.00 AUD ORD 16 16 30-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.03 AUD ORD -5,317 -5,317 30-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.03 AUD ORD -1,273 -1,273 30-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 103.92 AUD ORD -508 -508 30-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.07 AUD ORD -4,718 -4,718 30-Jul-20 BlackRock Advisors, LLC on mkt sell 104.18 AUD ORD -350 -350 30-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 104.27 AUD ORD -544 -544 30-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.18 AUD ORD -308 -308 30-Jul-20 BlackRock Advisors, LLC on mkt sell 104.18 AUD ORD -313 -313 30-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.18 AUD ORD -5,209 -5,209 30-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.18 AUD ORD -1,034 -1,034 30-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 104.18 AUD ORD -940 -940 30-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.18 AUD ORD -1,815 -1,815 30-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.19 AUD ORD -146 -146 30-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 104.50 AUD ORD -1,366 -1,366 30-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 104.50 AUD ORD 217 217 30-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 5,192 5,192 30-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -39,079 -39,079 30-Jul-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4,346 -4,346 30-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 68,539 68,539 30-Jul-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,284 1,284 31-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,458 1,458 31-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,696 2,696 31-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,685 1,685 RIO page 182 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Jul-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,886 2,886 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -332 -332 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -113 -113 31-Jul-20 BlackRock Fund Advisors on mkt buy 101.98 AUD ORD 127 127 31-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 101.98 AUD ORD 120 120 31-Jul-20 BlackRock Advisors, LLC on mkt sell 101.96 AUD ORD -1,916 -1,916 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.98 AUD ORD 92 92 31-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.96 AUD ORD -2,413 -2,413 31-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.96 AUD ORD -992 -992 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -1,008 -1,008 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -15,531 -15,531 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -2,946 -2,946 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -1,876 -1,876 31-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.96 AUD ORD -283 -283 31-Jul-20 BlackRock Asset Management Canada Limited on mkt sell 101.96 AUD ORD -3,173 -3,173 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -6,918 -6,918 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.96 AUD ORD -1,832 -1,832 31-Jul-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.26 AUD ORD -146 -146 31-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 102.00 AUD ORD -77 -77 31-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.00 AUD ORD -3,931 -3,931 31-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 1,476 1,476 31-Jul-20 BlackRock Investment Management (UK) Limited on mkt buy 102.00 AUD ORD 2,532 2,532 31-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 6,632 6,632 31-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 420 420 31-Jul-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 9,913 9,913 31-Jul-20 BlackRock Investment Management (UK) Limited on mkt sell 102.00 AUD ORD -1,201 -1,201 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.00 AUD ORD 202 202 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.00 AUD ORD 10,666 10,666 31-Jul-20 BlackRock Fund Advisors on mkt buy 102.00 AUD ORD 91 91 31-Jul-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.00 AUD ORD -61,195 -61,195 31-Jul-20 BlackRock Asset Management Deutschland AG on mkt buy 102.00 AUD ORD 1,216 1,216 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.00 AUD ORD 1,825 1,825 31-Jul-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.00 AUD ORD 4,916 4,916 31-Jul-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -59,689 -59,689 31-Jul-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,984 -10,984 31-Jul-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -70,651 -70,651 31-Jul-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,284 -1,284 03-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,832 5,832 03-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,648 1,648 03-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.79 AUD ORD -488 -488 03-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.79 AUD ORD -258 -258 03-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.10 AUD ORD -1,085 -1,085 03-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.79 AUD ORD 6,667 6,667 03-Aug-20 BlackRock Japan Co., Ltd. on mkt sell 103.40 AUD ORD -19,528 -19,528 03-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 103.00 AUD ORD 833 833 03-Aug-20 BlackRock Investment Management, LLC on mkt sell 103.00 AUD ORD -450 -450 RIO page 183 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Aug-20 BlackRock Investment Management, LLC on mkt sell 103.00 AUD ORD -1,604 -1,604 03-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,854 1,854 03-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,545 1,545 03-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,545 1,545 03-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -100,000 -100,000 04-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,278 1,278 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -33 -33 04-Aug-20 BlackRock Advisors, LLC on mkt sell 105.10 AUD ORD -2,628 -2,628 04-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.10 AUD ORD -3,948 -3,948 04-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.10 AUD ORD -1,832 -1,832 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -970 -970 04-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.15 AUD ORD -216 -216 04-Aug-20 BlackRock Advisors, LLC on mkt sell 105.10 AUD ORD -854 -854 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -14,091 -14,091 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -2,596 -2,596 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -3,330 -3,330 04-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.10 AUD ORD -166 -166 04-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 105.10 AUD ORD -2,989 -2,989 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -6,298 -6,298 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -922 -922 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -21 -21 04-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 105.10 AUD ORD 3,708 3,708 04-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 105.10 AUD ORD 2,487 2,487 04-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 105.10 AUD ORD 69 69 04-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 105.10 AUD ORD 210 210 04-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 105.10 AUD ORD -1,231 -1,231 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.10 AUD ORD 11,350 11,350 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.10 AUD ORD -4,995 -4,995 04-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.10 AUD ORD 12,776 12,776 05-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,695 1,695 05-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,280 8,280 05-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 824 824 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.82 AUD ORD -389 -389 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.82 AUD ORD -345 -345 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.82 AUD ORD -699 -699 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.82 AUD ORD -675 -675 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.83 AUD ORD -5,674 -5,674 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.83 AUD ORD -1,545 -1,545 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.83 AUD ORD -1,539 -1,539 05-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 103.82 AUD ORD -731 -731 05-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 103.82 AUD ORD -1,775 -1,775 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 104.09 AUD ORD -520 -520 05-Aug-20 BlackRock Japan Co., Ltd. on mkt sell 103.82 AUD ORD -463 -463 05-Aug-20 BlackRock Japan Co., Ltd. on mkt sell 103.82 AUD ORD -548 -548 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.82 AUD ORD -9,016 -9,016 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 103.82 AUD ORD -7,878 -7,878 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 103.82 AUD ORD -845 -845 RIO page 184 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 103.82 AUD ORD -2,918 -2,918 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 103.82 AUD ORD -134,509 -134,509 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 103.82 AUD ORD -17,561 -17,561 05-Aug-20 BlackRock Investment Management, LLC on mkt sell 103.82 AUD ORD -437 -437 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 103.77 AUD ORD 10,318 10,318 05-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 104.06 AUD ORD -5,938 -5,938 05-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.77 AUD ORD 609 609 05-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.76 AUD ORD 7,552 7,552 05-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.76 AUD ORD 15,221 15,221 05-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 103.99 AUD ORD 70 70 05-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 103.99 AUD ORD 95 95 05-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.99 AUD ORD 2,211 2,211 05-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.99 AUD ORD -437 -437 06-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,374 4,374 06-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,832 5,832 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -2,166 -2,166 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -219 -219 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -1,288 -1,288 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.12 AUD ORD 196 196 06-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 105.12 AUD ORD 135 135 06-Aug-20 BlackRock Advisors, LLC on mkt buy 105.12 AUD ORD 8,839 8,839 06-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 105.12 AUD ORD 150 150 06-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.07 AUD ORD -5,798 -5,798 06-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.07 AUD ORD -2,750 -2,750 06-Aug-20 BlackRock Investment Management, LLC on mkt buy 105.12 AUD ORD 740 740 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -2,376 -2,376 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.12 AUD ORD 26,694 26,694 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.12 AUD ORD 673 673 06-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 105.08 AUD ORD -642 -642 06-Aug-20 BlackRock Advisors, LLC on mkt buy 105.12 AUD ORD 2,859 2,859 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.12 AUD ORD 48,344 48,344 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.12 AUD ORD 8,328 8,328 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -5,045 -5,045 06-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 105.12 AUD ORD 10,638 10,638 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 105.12 AUD ORD 17,242 17,242 06-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 105.07 AUD ORD -4,120 -4,120 07-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 98 98 07-Aug-20 BlackRock Fund Advisors on mkt buy 103.59 AUD ORD 370 370 07-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.93 AUD ORD 2,690 2,690 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -11,466 -11,466 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -14,160 -14,160 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.85 AUD ORD -2,273 -2,273 07-Aug-20 BlackRock Advisors, LLC on mkt sell 102.66 AUD ORD -4,805 -4,805 07-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.66 AUD ORD -2,688 -2,688 RIO page 185 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.66 AUD ORD -2,444 -2,444 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -1,876 -1,876 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -673 -673 07-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.66 AUD ORD -439 -439 07-Aug-20 BlackRock Advisors, LLC on mkt sell 102.66 AUD ORD -763 -763 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -2,710 -2,710 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -4,123 -4,123 07-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.66 AUD ORD -685 -685 07-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 102.66 AUD ORD -3,033 -3,033 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -8,174 -8,174 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -4,125 -4,125 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.85 AUD ORD -238 -238 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.66 AUD ORD -196 -196 07-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 102.66 AUD ORD -150 -150 07-Aug-20 BlackRock Investment Management, LLC on mkt sell 102.66 AUD ORD -241 -241 07-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 102.45 AUD ORD 1,660 1,660 07-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 102.45 AUD ORD 767 767 07-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.45 AUD ORD -6,973 -6,973 10-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 672 672 10-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 672 672 10-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.72 AUD ORD -588 -588 10-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.92 AUD ORD 1,236 1,236 10-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 101.92 AUD ORD 50 50 10-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 101.92 AUD ORD 22,338 22,338 10-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,236 1,236 10-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 16,780 16,780 11-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 11,235 11,235 11-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 900 900 11-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 103.34 AUD ORD 1,775 1,775 11-Aug-20 BlackRock Advisors, LLC on mkt buy 103.31 AUD ORD 1,106 1,106 11-Aug-20 BlackRock Advisors, LLC on mkt sell 103.30 AUD ORD -1,603 -1,603 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.31 AUD ORD 109 109 11-Aug-20 BlackRock Advisors, LLC on mkt buy 103.31 AUD ORD 9 9 11-Aug-20 BlackRock Advisors, LLC on mkt buy 103.31 AUD ORD 387 387 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.34 AUD ORD 9,016 9,016 11-Aug-20 BlackRock Investment Management, LLC on mkt buy 103.31 AUD ORD 169 169 11-Aug-20 BlackRock Investment Management, LLC on mkt buy 103.31 AUD ORD 30 30 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.30 AUD ORD -352 -352 11-Aug-20 BlackRock (Singapore) Limited on mkt buy 103.31 AUD ORD 678 678 11-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.31 AUD ORD 21 21 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.30 AUD ORD -5,986 -5,986 11-Aug-20 BlackRock Advisors, LLC on mkt sell 103.30 AUD ORD -257 -257 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.30 AUD ORD -4,188 -4,188 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.30 AUD ORD -835 -835 11-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 103.34 AUD ORD 7,878 7,878 11-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 103.34 AUD ORD 845 845 11-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 103.34 AUD ORD 134,509 134,509 RIO page 186 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 103.34 AUD ORD 17,561 17,561 11-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 103.30 AUD ORD -857 -857 11-Aug-20 BlackRock Investment Management, LLC on mkt buy 103.31 AUD ORD 43 43 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.30 AUD ORD -2,182 -2,182 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.30 AUD ORD -49 -49 11-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 102.79 AUD ORD -1,660 -1,660 11-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 102.79 AUD ORD 108 108 11-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 102.79 AUD ORD 935 935 11-Aug-20 BlackRock Investment Management, LLC on mkt buy 102.79 AUD ORD 17,994 17,994 11-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.79 AUD ORD -9,000 -9,000 11-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.79 AUD ORD 242 242 11-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 84,660 84,660 11-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 10,965 10,965 12-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 101.57 AUD ORD -61 -61 12-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 101.58 AUD ORD 294 294 12-Aug-20 BlackRock Japan Co., Ltd. on mkt sell 101.57 AUD ORD -466 -466 12-Aug-20 BlackRock Japan Co., Ltd. on mkt sell 101.57 AUD ORD -550 -550 12-Aug-20 BlackRock Investment Management, LLC on mkt sell 101.57 AUD ORD -340 -340 12-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.50 AUD ORD -272 -272 12-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.58 AUD ORD 2,607 2,607 12-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.58 AUD ORD 3,300 3,300 12-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -5,768 -5,768 12-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.40 AUD ORD -62 -62 12-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -290 -290 12-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -961 -961 12-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 280 280 12-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -580 -580 12-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -81 -81 12-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 101.40 AUD ORD 214 214 12-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -1,097 -1,097 12-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,090 3,090 12-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 424 424 12-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -671 -671 12-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -10,965 -10,965 13-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 24,288 24,288 13-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,760 2,760 13-Aug-20 BlackRock Fund Advisors on mkt buy 101.72 AUD ORD 424 424 13-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.75 AUD ORD -3,249 -3,249 13-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 101.72 AUD ORD 445 445 13-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 102.51 AUD ORD -380 -380 13-Aug-20 BlackRock Advisors, LLC on mkt buy 101.72 AUD ORD 2,033 2,033 13-Aug-20 BlackRock Advisors, LLC on mkt sell 101.69 AUD ORD -1,903 -1,903 13-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.72 AUD ORD 23 23 13-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.72 AUD ORD 392 392 13-Aug-20 BlackRock Advisors, LLC on mkt buy 101.72 AUD ORD 438 438 13-Aug-20 BlackRock Investment Management, LLC on mkt sell 101.69 AUD ORD -153 -153 13-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.69 AUD ORD -346 -346 13-Aug-20 BlackRock Advisors, LLC on mkt sell 101.69 AUD ORD -169 -169 13-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.69 AUD ORD -3,024 -3,024 13-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.69 AUD ORD -600 -600 RIO page 187 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Aug-20 BlackRock International Limited on mkt buy 101.72 AUD ORD 183 183 13-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 101.69 AUD ORD -614 -614 13-Aug-20 BlackRock Investment Management, LLC on mkt buy 101.72 AUD ORD 267 267 13-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.69 AUD ORD -1,306 -1,306 13-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 101.51 AUD ORD 3,296 3,296 13-Aug-20 BlackRock Asset Management North Asia Limited on mkt buy 101.51 AUD ORD 374 374 13-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.51 AUD ORD -343 -343 13-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.51 AUD ORD -459 -459 13-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.51 AUD ORD -108 -108 13-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 7,302 7,302 13-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 6,894 6,894 14-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,356 1,356 14-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,120 1,120 14-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,310 8,310 14-Aug-20 BlackRock Advisors, LLC on mkt sell 101.44 AUD ORD -1,774 -1,774 14-Aug-20 BlackRock Investment Management, LLC on mkt sell 101.44 AUD ORD -137 -137 14-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.44 AUD ORD -355 -355 14-Aug-20 BlackRock Advisors, LLC on mkt sell 101.44 AUD ORD -556 -556 14-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.44 AUD ORD -8,703 -8,703 14-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.44 AUD ORD -1,569 -1,569 14-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 101.44 AUD ORD -1,758 -1,758 14-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.44 AUD ORD -4,307 -4,307 14-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.44 AUD ORD -902 -902 14-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.15 AUD ORD 340 340 14-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.15 AUD ORD -542 -542 14-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.15 AUD ORD -284 -284 14-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 25,892 25,892 14-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 96,338 96,338 14-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 342 342 14-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 7,005 7,005 17-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,278 1,278 17-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,772 8,772 17-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,848 5,848 17-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 100.57 AUD ORD -926 -926 17-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 100.88 AUD ORD 1,713 1,713 17-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.88 AUD ORD -3,612 -3,612 17-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 15,977 15,977 17-Aug-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 3 3 17-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -86 -86 17-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -10,276 -10,276 17-Aug-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 5 5 18-Aug-20 BlackRock Fund Advisors on mkt buy 103.60 AUD ORD 1,435 1,435 18-Aug-20 BlackRock Advisors, LLC on mkt buy 102.98 AUD ORD 962 962 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.98 AUD ORD 94 94 18-Aug-20 BlackRock Advisors, LLC on mkt buy 102.98 AUD ORD 8 8 18-Aug-20 BlackRock Advisors, LLC on mkt buy 102.98 AUD ORD 336 336 18-Aug-20 BlackRock Investment Management, LLC on mkt buy 102.98 AUD ORD 147 147 18-Aug-20 BlackRock Investment Management, LLC on mkt buy 102.98 AUD ORD 26 26 18-Aug-20 BlackRock (Singapore) Limited on mkt buy 102.98 AUD ORD 596 596 18-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.98 AUD ORD 18 18 RIO page 188 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Aug-20 BlackRock Investment Management, LLC on mkt buy 102.98 AUD ORD 37 37 18-Aug-20 BlackRock Advisors, LLC on mkt sell 102.14 AUD ORD -2,589 -2,589 18-Aug-20 BlackRock Advisors, LLC on mkt sell 102.14 AUD ORD -515 -515 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.14 AUD ORD -10,385 -10,385 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.14 AUD ORD -1,907 -1,907 18-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 102.14 AUD ORD -2,013 -2,013 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.14 AUD ORD -2,623 -2,623 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.14 AUD ORD -1,647 -1,647 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.14 AUD ORD -300 -300 18-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.31 AUD ORD -32 -32 18-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.99 AUD ORD 1,648 1,648 18-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 101.99 AUD ORD 1,250 1,250 18-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 101.99 AUD ORD 585 585 18-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 101.99 AUD ORD 724 724 18-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,428 -2,428 18-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,153 2,153 18-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -12,873 -12,873 18-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 229 229 18-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -230 -230 19-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,700 1,700 19-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 692 692 19-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.48 AUD ORD -250 -250 19-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.40 AUD ORD 4,385 4,385 19-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,153 -2,153 19-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 7,330 7,330 19-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -23,090 -23,090 19-Aug-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -3 -3 19-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3,182 3,182 19-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -486 -486 19-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 41,876 41,876 19-Aug-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -5 -5 20-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,360 1,360 20-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,380 2,380 20-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,230 2,230 20-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.01 AUD ORD 246 246 20-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.01 AUD ORD 641 641 20-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.01 AUD ORD 365 365 20-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.01 AUD ORD 887 887 20-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 101.01 AUD ORD 213 213 20-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.01 AUD ORD 513 513 20-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.25 AUD ORD -1,368 -1,368 20-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 101.25 AUD ORD -244 -244 20-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 101.25 AUD ORD 324 324 20-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 101.25 AUD ORD 50 50 20-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 101.25 AUD ORD 50 50 20-Aug-20 BlackRock Investment Management, LLC on mkt sell 101.25 AUD ORD -4,055 -4,055 20-Aug-20 BlackRock Investment Management, LLC on mkt sell 101.25 AUD ORD -1,355 -1,355 20-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,210 3,210 20-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 22,439 22,439 20-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,004 1,004 20-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 109,789 109,789 RIO page 189 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -912 -912 20-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -92 -92 21-Aug-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 51,243 51,243 21-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.87 AUD ORD 73 73 21-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.86 AUD ORD -152 -152 21-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 101.77 AUD ORD 85 85 21-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.88 AUD ORD 2,235 2,235 21-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 100.71 AUD ORD -602 -602 21-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 100.71 AUD ORD -962 -962 21-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 100.71 AUD ORD 468 468 21-Aug-20 BlackRock Japan Co., Ltd. on mkt buy 100.71 AUD ORD 1,034 1,034 21-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -22,438 -22,438 21-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -154 -154 21-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -223,520 -223,520 21-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 393 393 21-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,867 1,867 24-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,476 1,476 24-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.81 AUD ORD 15 15 24-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 100.90 AUD ORD -216 -216 24-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 100.90 AUD ORD 100 100 24-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.90 AUD ORD -1,527 -1,527 24-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.90 AUD ORD -2,441 -2,441 24-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -960 -960 24-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 158,368 158,368 24-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 513 513 24-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -27,554 -27,554 25-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,770 2,770 25-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,040 2,040 25-Aug-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.15 AUD ORD -3,099 -3,099 25-Aug-20 BlackRock Advisors, LLC on mkt buy 101.55 AUD ORD 5,204 5,204 25-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.55 AUD ORD 513 513 25-Aug-20 BlackRock Advisors, LLC on mkt buy 101.55 AUD ORD 42 42 25-Aug-20 BlackRock Advisors, LLC on mkt buy 101.55 AUD ORD 1,816 1,816 25-Aug-20 BlackRock Investment Management, LLC on mkt buy 101.55 AUD ORD 794 794 25-Aug-20 BlackRock Investment Management, LLC on mkt buy 101.55 AUD ORD 139 139 25-Aug-20 BlackRock (Singapore) Limited on mkt buy 101.55 AUD ORD 3,198 3,198 25-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.55 AUD ORD 96 96 25-Aug-20 BlackRock Investment Management, LLC on mkt buy 101.55 AUD ORD 200 200 25-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.12 AUD ORD 374 374 25-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.90 AUD ORD 5,356 5,356 25-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 100.90 AUD ORD 602 602 25-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 100.90 AUD ORD -216 -216 25-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 100.90 AUD ORD 290 290 25-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.90 AUD ORD -7,468 -7,468 25-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 100.90 AUD ORD 85 85 25-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 16,521 16,521 25-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -60 -60 25-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -40,794 -40,794 25-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -697 -697 25-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,328 -3,328 RIO page 190 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 99.48 AUD ORD -95 -95 26-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.48 AUD ORD 3,024 3,024 26-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 99.48 AUD ORD 1,591 1,591 26-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.48 AUD ORD 1,662 1,662 26-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.29 AUD ORD 474 474 26-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 99.29 AUD ORD 60 60 26-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 99.29 AUD ORD 50 50 26-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 99.29 AUD ORD 140 140 26-Aug-20 BlackRock Investment Management, LLC on mkt sell 99.29 AUD ORD -2,132 -2,132 26-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 29,907 29,907 26-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -5,043 -5,043 26-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -55,684 -55,684 26-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,888 -1,888 26-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,270 -3,270 26-Aug-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -244,694 -244,694 26-Aug-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -105,209 -105,209 27-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 525 525 27-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,214 2,214 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.17 AUD ORD 689 689 27-Aug-20 BlackRock Advisors, LLC on mkt buy 100.17 AUD ORD 2,983 2,983 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.17 AUD ORD 878 878 27-Aug-20 BlackRock Advisors, LLC on mkt buy 100.17 AUD ORD 666 666 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.17 AUD ORD 13,621 13,621 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.17 AUD ORD 2,406 2,406 27-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.17 AUD ORD 249 249 27-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 100.17 AUD ORD 3,128 3,128 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.17 AUD ORD 4,926 4,926 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.17 AUD ORD 2,144 2,144 27-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.12 AUD ORD 43 43 27-Aug-20 BlackRock Asset Management Canada Limited on mkt sell 100.12 AUD ORD -106 -106 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.12 AUD ORD -3,215 -3,215 27-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.12 AUD ORD -798 -798 27-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.12 AUD ORD 21,109 21,109 27-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 639 639 27-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,952 2,952 27-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -19,239 -19,239 27-Aug-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,116 -2,116 27-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -62,370 -62,370 27-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -591 -591 27-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,039 3,039 27-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -11,644 -11,644 28-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.49 AUD ORD 1,510 1,510 28-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.49 AUD ORD 277 277 28-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.49 AUD ORD 6,425 6,425 28-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.49 AUD ORD 1,609 1,609 28-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.49 AUD ORD 882 882 28-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.49 AUD ORD 443 443 RIO page 191 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Aug-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.46 AUD ORD 263 263 28-Aug-20 BlackRock Fund Advisors on mkt buy 99.53 AUD ORD 140 140 28-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.49 AUD ORD 984 984 28-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.49 AUD ORD 6,726 6,726 28-Aug-20 BlackRock Japan Co., Ltd. on mkt sell 98.94 AUD ORD -330 -330 28-Aug-20 BlackRock Advisors (UK) Limited on mkt sell 97.88 AUD ORD -4,155 -4,155 28-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 97.88 AUD ORD 50 50 28-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 97.88 AUD ORD -473 -473 28-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 97.88 AUD ORD 1,659 1,659 28-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.88 AUD ORD -772 -772 28-Aug-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,760 2,760 28-Aug-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -27,221 -27,221 28-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 51,975 51,975 28-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 119 119 28-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 9,761 9,761 31-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.10 AUD ORD 926 926 31-Aug-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.10 AUD ORD 361 361 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt sell 98.11 AUD ORD -2,329 -2,329 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 966 966 31-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -3,893 -3,893 31-Aug-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.00 AUD ORD 3,535 3,535 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 1,094 1,094 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 365 365 31-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 857 857 31-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 286 286 31-Aug-20 BlackRock International Limited on mkt buy 98.00 AUD ORD 676 676 31-Aug-20 BlackRock International Limited on mkt buy 98.00 AUD ORD 226 226 31-Aug-20 BlackRock Investment Management, LLC on mkt buy 98.00 AUD ORD 142 142 31-Aug-20 BlackRock Investment Management, LLC on mkt buy 98.00 AUD ORD 428 428 31-Aug-20 BlackRock Investment Management, LLC on mkt sell 98.00 AUD ORD -678 -678 31-Aug-20 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD 31 31 31-Aug-20 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD 96 96 31-Aug-20 BlackRock Asset Management Deutschland AG on mkt buy 98.00 AUD ORD 1,027 1,027 31-Aug-20 BlackRock Asset Management Deutschland AG on mkt buy 98.00 AUD ORD 343 343 31-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 511 511 31-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 1,533 1,533 31-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD 26 26 31-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD 80 80 31-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD 3 3 31-Aug-20 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD 12 12 31-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 109 109 31-Aug-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 326 326 31-Aug-20 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD 1,907 1,907 31-Aug-20 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD 636 636 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 5,455 5,455 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 16,364 16,364 31-Aug-20 BlackRock Advisors, LLC on mkt sell 98.00 AUD ORD -2,438 -2,438 31-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -1,489 -1,489 31-Aug-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -1,587 -1,587 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 4,117 4,117 RIO page 192 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 1,372 1,372 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 1,355 1,355 31-Aug-20 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD 4,063 4,063 31-Aug-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -235 -235 31-Aug-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 577 577 31-Aug-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 28,659 28,659 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 942 942 01-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.11 AUD ORD 4,845 4,845 01-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.11 AUD ORD 1,960 1,960 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 1,331 1,331 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 7,891 7,891 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 3,732 3,732 01-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.11 AUD ORD 1,313 1,313 01-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.11 AUD ORD 1,024 1,024 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 2,089 2,089 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.10 AUD ORD 396 396 01-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 97.11 AUD ORD 456 456 01-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.11 AUD ORD 313 313 01-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.11 AUD ORD 266 266 01-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.11 AUD ORD 247 247 01-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.10 AUD ORD 260 260 01-Sep-20 BlackRock Investment Management, LLC on mkt buy 97.11 AUD ORD 167 167 01-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.13 AUD ORD 941 941 01-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.48 AUD ORD -24,134 -24,134 01-Sep-20 BlackRock Investment Management, LLC on mkt sell 97.48 AUD ORD -997 -997 01-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.48 AUD ORD -488 -488 01-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -52,224 -52,224 01-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -74 -74 01-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 309 309 02-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,428 4,428 02-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,324 3,324 02-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.46 AUD ORD 57 57 02-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.42 AUD ORD 9,310 9,310 02-Sep-20 BlackRock Japan Co., Ltd. on mkt buy 99.46 AUD ORD 402 402 02-Sep-20 BlackRock Japan Co., Ltd. on mkt buy 99.46 AUD ORD 487 487 02-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 99.00 AUD ORD 43 43 02-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 99.46 AUD ORD 1,854 1,854 02-Sep-20 BlackRock Investment Management, LLC on mkt buy 99.46 AUD ORD 537 537 02-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.44 AUD ORD 560 560 02-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.44 AUD ORD 325 325 02-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.44 AUD ORD 340 340 02-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.99 AUD ORD 832 832 02-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.99 AUD ORD 1,664 1,664 02-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 98.99 AUD ORD -966 -966 02-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.99 AUD ORD 70 70 02-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.99 AUD ORD 290 290 02-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 98.99 AUD ORD -243 -243 RIO page 193 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 98.99 AUD ORD -15,383 -15,383 02-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,368 1,368 02-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 5,314 5,314 02-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 41,103 41,103 02-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -192 -192 02-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 150 150 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,428 4,428 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,710 1,710 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,052 2,052 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 49 49 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 98 98 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 98 98 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,832 1,832 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,145 1,145 03-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,312 3,312 03-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.56 AUD ORD 606 606 03-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.56 AUD ORD 229 229 03-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 98.57 AUD ORD -1,702 -1,702 03-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 99.41 AUD ORD -705 -705 03-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.56 AUD ORD 3,751 3,751 03-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.56 AUD ORD 1,893 1,893 03-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.54 AUD ORD 653 653 03-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.56 AUD ORD 3,012 3,012 03-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.56 AUD ORD 475 475 03-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.56 AUD ORD 2,414 2,414 03-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 98.57 AUD ORD 11,293 11,293 03-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.31 AUD ORD 4,165 4,165 03-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.31 AUD ORD 50 50 03-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 98.31 AUD ORD -113 -113 03-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.31 AUD ORD -450 -450 03-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 98.31 AUD ORD 13,986 13,986 03-Sep-20 BlackRock Investment Management, LLC on mkt buy 98.31 AUD ORD 424 424 03-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.31 AUD ORD 12,879 12,879 03-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 381 381 03-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 174,339 174,339 03-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,358 -3,358 03-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,255 2,255 04-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 916 916 04-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.72 AUD ORD 611 611 04-Sep-20 BlackRock Japan Co., Ltd. on mkt buy 95.72 AUD ORD 170 170 04-Sep-20 BlackRock Japan Co., Ltd. on mkt buy 95.72 AUD ORD 209 209 04-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.72 AUD ORD 1,788 1,788 04-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.72 AUD ORD 924 924 04-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.70 AUD ORD 297 297 04-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.72 AUD ORD 1,566 1,566 04-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.72 AUD ORD 1,696 1,696 04-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.72 AUD ORD 25 25 04-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 95.58 AUD ORD 69 69 04-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 95.58 AUD ORD 71 71 04-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 95.58 AUD ORD -290 -290 RIO page 194 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 95.58 AUD ORD -2,832 -2,832 04-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 95.58 AUD ORD 6,163 6,163 04-Sep-20 BlackRock Fund Advisors on mkt sell 95.58 AUD ORD -1,300 -1,300 04-Sep-20 BlackRock Japan Co., Ltd. on mkt sell 95.58 AUD ORD -1,072 -1,072 04-Sep-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -2,882 -2,882 04-Sep-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 2,882 2,882 04-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -21 -21 04-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 376 376 04-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -623 -623 04-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 62 62 04-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,104 2,104 04-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2,794 -2,794 04-Sep-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 148 148 07-Sep-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 156,844 156,844 07-Sep-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 266,483 266,483 07-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.65 AUD ORD 109 109 07-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.65 AUD ORD 20,240 20,240 07-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.65 AUD ORD 97 97 07-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.64 AUD ORD 16,858 16,858 07-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.94 AUD ORD 4,120 4,120 07-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.94 AUD ORD 684 684 07-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.94 AUD ORD 2,502 2,502 07-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,200 2,200 07-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -376 -376 07-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -204,169 -204,169 07-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -62 -62 07-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,069 -2,069 07-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 57,148 57,148 07-Sep-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -148 -148 08-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,324 3,324 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 998 998 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 416 416 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 540 540 08-Sep-20 BlackRock Advisors, LLC on mkt buy 99.19 AUD ORD 3,416 3,416 08-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.19 AUD ORD 149 149 08-Sep-20 BlackRock Investment Management, LLC on mkt buy 99.19 AUD ORD 149 149 08-Sep-20 BlackRock International Limited on mkt buy 99.19 AUD ORD 732 732 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 6,912 6,912 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 409 409 08-Sep-20 BlackRock Advisors, LLC on mkt buy 99.19 AUD ORD 627 627 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 13,508 13,508 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 2,348 2,348 08-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 99.19 AUD ORD 2,953 2,953 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 8,443 8,443 08-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.19 AUD ORD 870 870 08-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.28 AUD ORD 30,076 30,076 08-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.28 AUD ORD 2,060 2,060 RIO page 195 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.28 AUD ORD 60 60 08-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.28 AUD ORD 50 50 08-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 99.28 AUD ORD -5,112 -5,112 08-Sep-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 4,523 4,523 08-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 12,000 12,000 08-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -2 -2 08-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 23 23 08-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -22 -22 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,675 -2,675 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 696 696 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 147 147 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.79 AUD ORD 202 202 09-Sep-20 BlackRock Fund Advisors on mkt buy 98.81 AUD ORD 309 309 09-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 98.81 AUD ORD 605 605 09-Sep-20 BlackRock Advisors, LLC on mkt buy 98.81 AUD ORD 2,300 2,300 09-Sep-20 BlackRock Advisors, LLC on mkt sell 98.11 AUD ORD -305 -305 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.11 AUD ORD -30 -30 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.81 AUD ORD 359 359 09-Sep-20 BlackRock Advisors, LLC on mkt sell 98.11 AUD ORD -3 -3 09-Sep-20 BlackRock Advisors, LLC on mkt sell 98.11 AUD ORD -118 -118 09-Sep-20 BlackRock Advisors, LLC on mkt buy 98.81 AUD ORD 374 374 09-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.82 AUD ORD 1,520 1,520 09-Sep-20 BlackRock Investment Management, LLC on mkt sell 98.11 AUD ORD -50 -50 09-Sep-20 BlackRock Investment Management, LLC on mkt sell 98.11 AUD ORD -8 -8 09-Sep-20 BlackRock (Singapore) Limited on mkt sell 98.11 AUD ORD -216 -216 09-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.11 AUD ORD -3 -3 09-Sep-20 BlackRock International Limited on mkt buy 98.81 AUD ORD 191 191 09-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.83 AUD ORD 3,698 3,698 09-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.83 AUD ORD 17,183 17,183 09-Sep-20 BlackRock Investment Management, LLC on mkt sell 98.11 AUD ORD -12 -12 09-Sep-20 BlackRock Investment Management, LLC on mkt buy 98.81 AUD ORD 118 118 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.81 AUD ORD 28 28 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.04 AUD ORD 1,655 1,655 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.04 AUD ORD 475 475 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.04 AUD ORD 458 458 09-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.08 AUD ORD 209 209 09-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 99.08 AUD ORD -540 -540 09-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 99.08 AUD ORD 7,545 7,545 09-Sep-20 BlackRock Investment Management, LLC on mkt sell 99.08 AUD ORD -392 -392 09-Sep-20 BlackRock Investment Management, LLC on mkt sell 99.08 AUD ORD -1,403 -1,403 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.08 AUD ORD -4,237 -4,237 09-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.08 AUD ORD -558 -558 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,775 2,775 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,110 1,110 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,998 1,998 09-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,210 -3,210 09-Sep-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -2,380 -2,380 09-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,563 1,563 09-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -7,159 -7,159 09-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -153 -153 09-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -57,730 -57,730 10-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 640 640 10-Sep-20 BlackRock Fund Advisors on mkt sell 100.86 AUD ORD -693 -693 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 1,250 1,250 RIO page 196 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 403 403 10-Sep-20 BlackRock Advisors, LLC on mkt buy 100.47 AUD ORD 339 339 10-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.47 AUD ORD 524 524 10-Sep-20 BlackRock International Limited on mkt buy 100.47 AUD ORD 485 485 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 1,737 1,737 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 404 404 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 1,065 1,065 10-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.47 AUD ORD 245 245 10-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 100.47 AUD ORD 600 600 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 1,107 1,107 10-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 2,715 2,715 10-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 100.45 AUD ORD -1,450 -1,450 10-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 100.45 AUD ORD -2,750 -2,750 10-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 100.45 AUD ORD -95 -95 10-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 100.45 AUD ORD 422 422 10-Sep-20 BlackRock Japan Co., Ltd. on mkt buy 100.45 AUD ORD 1,084 1,084 10-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,312 3,312 10-Sep-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -4,512 -4,512 10-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -14,421 -14,421 10-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1 -1 10-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -6 -6 10-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 7 7 11-Sep-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 213,393 213,393 11-Sep-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 233,824 233,824 11-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,249 -4,249 11-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,729 3,729 11-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.91 AUD ORD 1,529 1,529 11-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.91 AUD ORD 1,193 1,193 11-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.91 AUD ORD 559 559 11-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 99.91 AUD ORD 1,066 1,066 11-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.86 AUD ORD 1,648 1,648 11-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.79 AUD ORD 13,296 13,296 11-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.86 AUD ORD 266 266 11-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.86 AUD ORD 25 25 11-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.86 AUD ORD 50 50 11-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 99.86 AUD ORD -645 -645 11-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.86 AUD ORD 3,708 3,708 11-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,815 4,815 11-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 882 882 11-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 38,617 38,617 11-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -11 -11 11-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -36,870 -36,870 14-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,280 1,280 14-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 103.64 AUD ORD 1,212 1,212 14-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.73 AUD ORD -52 -52 14-Sep-20 BlackRock Asset Management Deutschland AG on mkt sell 103.73 AUD ORD -530 -530 14-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.73 AUD ORD -2,898 -2,898 14-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 103.73 AUD ORD 824 824 14-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 61,254 61,254 RIO page 197 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -81,391 -81,391 14-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2,119 -2,119 15-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 640 640 15-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,428 4,428 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 995 995 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 413 413 15-Sep-20 BlackRock Advisors, LLC on mkt buy 102.40 AUD ORD 691 691 15-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.40 AUD ORD 1,496 1,496 15-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.40 AUD ORD 726 726 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 394 394 15-Sep-20 BlackRock Advisors, LLC on mkt buy 102.40 AUD ORD 147 147 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 3,300 3,300 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 627 627 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 1,362 1,362 15-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 102.40 AUD ORD 399 399 15-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 102.40 AUD ORD 853 853 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 1,749 1,749 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD 2,595 2,595 15-Sep-20 BlackRock Fund Advisors on mkt buy 102.39 AUD ORD 151 151 15-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 102.39 AUD ORD 211 211 15-Sep-20 BlackRock Advisors, LLC on mkt buy 102.39 AUD ORD 883 883 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.39 AUD ORD 202 202 15-Sep-20 BlackRock Advisors, LLC on mkt buy 102.39 AUD ORD 144 144 15-Sep-20 BlackRock Investment Management, LLC on mkt buy 102.39 AUD ORD 90 90 15-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.13 AUD ORD 1,648 1,648 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.13 AUD ORD -15,236 -15,236 15-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.13 AUD ORD 6,387 6,387 15-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -63,800 -63,800 15-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,119 -1,119 16-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 880 880 16-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.35 AUD ORD -1,085 -1,085 16-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 103.28 AUD ORD -276 -276 16-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 102.78 AUD ORD 420 420 16-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 102.78 AUD ORD 1,133 1,133 16-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 102.78 AUD ORD -477 -477 16-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 96 96 16-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 172,206 172,206 16-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 180 180 16-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 65,446 65,446 17-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,920 1,920 17-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,366 2,366 17-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 696 696 17-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 99.57 AUD ORD -1,274 -1,274 17-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.31 AUD ORD 70 70 17-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.31 AUD ORD 290 290 17-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.31 AUD ORD 333 333 17-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 99.31 AUD ORD -2,625 -2,625 17-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 99.31 AUD ORD -2,965 -2,965 17-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.31 AUD ORD 3,728 3,728 17-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.31 AUD ORD -4,587 -4,587 RIO page 198 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 11,000 11,000 17-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -96 -96 17-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -136,089 -136,089 17-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -180 -180 17-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -48,706 -48,706 18-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,705 1,705 18-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,794 5,794 18-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,936 1,936 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.03 AUD ORD -313 -313 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.03 AUD ORD -1,891 -1,891 18-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 100.57 AUD ORD -324 -324 18-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 100.57 AUD ORD 1,003 1,003 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 100.57 AUD ORD 413 413 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 100.57 AUD ORD 70 70 18-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 100.57 AUD ORD 679 679 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.57 AUD ORD 2,896 2,896 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -2,555 -2,555 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -970 -970 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -2,904 -2,904 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 100.57 AUD ORD 2,135 2,135 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -402 -402 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -1,210 -1,210 18-Sep-20 BlackRock Investment Management, LLC on mkt sell 100.57 AUD ORD -260 -260 18-Sep-20 BlackRock Investment Management, LLC on mkt sell 100.57 AUD ORD -788 -788 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 100.57 AUD ORD -10,958 -10,958 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 100.57 AUD ORD -32,836 -32,836 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 100.57 AUD ORD -2,106 -2,106 18-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 100.57 AUD ORD -700 -700 18-Sep-20 BlackRock Fund Advisors on mkt sell 100.57 AUD ORD -146 -146 18-Sep-20 BlackRock Fund Advisors on mkt sell 100.57 AUD ORD -47 -47 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -1,103 -1,103 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -3,304 -3,304 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -940 -940 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -2,813 -2,813 18-Sep-20 BlackRock Fund Advisors on mkt buy 100.57 AUD ORD 610 610 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.57 AUD ORD -409 -409 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.57 AUD ORD -135 -135 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.57 AUD ORD 2,324 2,324 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -1,182 -1,182 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -392 -392 18-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.57 AUD ORD -4,670 -4,670 18-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 100.57 AUD ORD -1,558 -1,558 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.57 AUD ORD -577 -577 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.57 AUD ORD -190 -190 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -742 -742 RIO page 199 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -2,232 -2,232 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -512 -512 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -1,545 -1,545 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -1,175 -1,175 18-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 100.57 AUD ORD -3,521 -3,521 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.57 AUD ORD -145 -145 18-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.57 AUD ORD -443 -443 18-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 15,000 15,000 18-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 170,466 170,466 18-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 17,756 17,756 21-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 98 98 21-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,436 -2,436 21-Sep-20 BlackRock Fund Advisors on mkt buy 99.92 AUD ORD 139 139 21-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.40 AUD ORD 137,015 137,015 21-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 99.40 AUD ORD 2,045 2,045 21-Sep-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.40 AUD ORD -118 -118 21-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 99.40 AUD ORD -3,347 -3,347 21-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 99.40 AUD ORD 1,777 1,777 21-Sep-20 BlackRock Fund Advisors on mkt buy 99.40 AUD ORD 17 17 21-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -12,840 -12,840 21-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,561 -7,561 21-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -59,991 -59,991 21-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 7,300 7,300 22-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 97.04 AUD ORD 416 416 22-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.89 AUD ORD -1,374 -1,374 22-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.91 AUD ORD 190 190 22-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.89 AUD ORD -202 -202 22-Sep-20 BlackRock International Limited on mkt sell 96.89 AUD ORD -468 -468 22-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.89 AUD ORD -9,267 -9,267 22-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.89 AUD ORD -722 -722 22-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.00 AUD ORD 1,710 1,710 22-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.00 AUD ORD -3,904 -3,904 22-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.00 AUD ORD 11,122 11,122 22-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -925 -925 22-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 170,275 170,275 22-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -146,592 -146,592 22-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -41,796 -41,796 23-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 920 920 23-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,380 1,380 23-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.61 AUD ORD 966 966 23-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.57 AUD ORD 1,464 1,464 23-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.57 AUD ORD 364 364 23-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.57 AUD ORD 350 350 23-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 97.51 AUD ORD -250 -250 23-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.50 AUD ORD 660 660 23-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.50 AUD ORD 1,112 1,112 23-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 490 490 RIO page 200 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD 9,788 9,788 23-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 1,620 1,620 23-Sep-20 BlackRock Fund Advisors on mkt sell 97.50 AUD ORD -137 -137 23-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 97.50 AUD ORD 27 27 23-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.50 AUD ORD -1,030 -1,030 23-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 97.50 AUD ORD -1,980 -1,980 23-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD 12,968 12,968 23-Sep-20 BlackRock Investment Management (UK) Limited on mkt sell 97.50 AUD ORD -12,968 -12,968 23-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -17,455 -17,455 23-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 15,013 15,013 23-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 39,918 39,918 23-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 595 595 23-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 15,528 15,528 23-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 47,080 47,080 23-Sep-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 6,178 6,178 24-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,432 6,432 24-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,700 1,700 24-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,339 1,339 24-Sep-20 BlackRock Fund Advisors on mkt buy 96.26 AUD ORD 156 156 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -217 -217 24-Sep-20 BlackRock Advisors, LLC on mkt sell 96.94 AUD ORD -1,957 -1,957 24-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 96.94 AUD ORD -230 -230 24-Sep-20 BlackRock International Limited on mkt sell 96.94 AUD ORD -749 -749 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -12,887 -12,887 24-Sep-20 BlackRock Advisors, LLC on mkt sell 96.94 AUD ORD -368 -368 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -5,189 -5,189 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -981 -981 24-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 96.94 AUD ORD -1,209 -1,209 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -592 -592 24-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.94 AUD ORD -194 -194 24-Sep-20 BlackRock Investment Management, LLC on mkt sell 96.94 AUD ORD -181 -181 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.94 AUD ORD -168 -168 24-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.19 AUD ORD 3,681 3,681 24-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.19 AUD ORD 265 265 24-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.19 AUD ORD 210 210 24-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.19 AUD ORD 1,270 1,270 24-Sep-20 BlackRock Fund Advisors on mkt buy 97.19 AUD ORD 1,437 1,437 24-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 97.19 AUD ORD -85 -85 24-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 97.19 AUD ORD -33 -33 24-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 97.19 AUD ORD 335 335 24-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 97.19 AUD ORD 122 122 24-Sep-20 BlackRock Fund Advisors on mkt buy 97.19 AUD ORD 864 864 24-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.19 AUD ORD 544 544 24-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,371 6,371 24-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 111,294 111,294 24-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -15,013 -15,013 24-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -39,918 -39,918 24-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -595 -595 24-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -15,528 -15,528 24-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -47,080 -47,080 RIO page 201 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Sep-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -6,178 -6,178 25-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,364 1,364 25-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,045 -3,045 25-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,168 -4,168 25-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,275 2,275 25-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.35 AUD ORD -277 -277 25-Sep-20 BlackRock Advisors, LLC on mkt sell 98.35 AUD ORD -347 -347 25-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 98.35 AUD ORD -226 -226 25-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 98.35 AUD ORD -625 -625 25-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 98.35 AUD ORD -501 -501 25-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.00 AUD ORD 2,863 2,863 25-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD -648 -648 25-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD 2,402 2,402 25-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD 15,172 15,172 25-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD -729 -729 25-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 243,755 243,755 25-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 80 80 28-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,282 1,282 28-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.91 AUD ORD -36 -36 28-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.82 AUD ORD 47 47 28-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 96.55 AUD ORD 971 971 28-Sep-20 BlackRock Asset Management Canada Limited on mkt buy 96.55 AUD ORD 1,291 1,291 28-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.55 AUD ORD 5,390 5,390 28-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 726 726 28-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 50 50 28-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD -4,979 -4,979 28-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 96.55 AUD ORD 2,767 2,767 28-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 2,068 2,068 28-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 144 144 28-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 20,459 20,459 28-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 79 79 28-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -80 -80 29-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,907 2,907 29-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,925 1,925 29-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.75 AUD ORD -544 -544 29-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.75 AUD ORD -363 -363 29-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.73 AUD ORD -260 -260 29-Sep-20 BlackRock Advisors, LLC on mkt buy 96.07 AUD ORD 485 485 29-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.07 AUD ORD 49 49 29-Sep-20 BlackRock Advisors, LLC on mkt buy 96.07 AUD ORD 4 4 29-Sep-20 BlackRock Advisors, LLC on mkt buy 96.07 AUD ORD 154 154 29-Sep-20 BlackRock Investment Management, LLC on mkt sell 95.75 AUD ORD -344 -344 29-Sep-20 BlackRock Investment Management, LLC on mkt buy 96.07 AUD ORD 70 70 29-Sep-20 BlackRock Investment Management, LLC on mkt buy 96.07 AUD ORD 12 12 29-Sep-20 BlackRock (Singapore) Limited on mkt buy 96.07 AUD ORD 288 288 29-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.07 AUD ORD 10 10 29-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 95.75 AUD ORD -688 -688 29-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 95.75 AUD ORD -523 -523 29-Sep-20 BlackRock Investment Management, LLC on mkt buy 96.07 AUD ORD 17 17 29-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.75 AUD ORD -25 -25 29-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 95.82 AUD ORD -324 -324 29-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 95.82 AUD ORD -648 -648 29-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 95.82 AUD ORD 1,263 1,263 RIO page 202 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Sep-20 BlackRock Investment Management (UK) Limited on mkt buy 95.82 AUD ORD 105 105 29-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.82 AUD ORD 8,110 8,110 29-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 12,824 12,824 29-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 264,324 264,324 29-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 9,490 9,490 29-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 6,036 6,036 30-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,710 1,710 30-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,932 1,932 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.68 AUD ORD -68 -68 30-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.73 AUD ORD 1,879 1,879 30-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.73 AUD ORD 61 61 30-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.72 AUD ORD 4,633 4,633 30-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.72 AUD ORD 5,549 5,549 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.87 AUD ORD 3,570 3,570 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.87 AUD ORD 571 571 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.87 AUD ORD 566 566 30-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 94.32 AUD ORD -762 -762 30-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 94.32 AUD ORD -3,436 -3,436 30-Sep-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.32 AUD ORD 2,398 2,398 30-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 94.32 AUD ORD 3,236 3,236 30-Sep-20 BlackRock Advisors (UK) Limited on mkt buy 94.32 AUD ORD 26 26 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.32 AUD ORD -928 -928 30-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 94.32 AUD ORD -1,967 -1,967 30-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 94.32 AUD ORD -8,865 -8,865 30-Sep-20 BlackRock Advisors (UK) Limited on mkt sell 94.32 AUD ORD -1,715 -1,715 30-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 94.32 AUD ORD -2,049 -2,049 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.32 AUD ORD -7,482 -7,482 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.32 AUD ORD 10,866 10,866 30-Sep-20 BlackRock Fund Advisors on mkt buy 94.32 AUD ORD 203 203 30-Sep-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.32 AUD ORD -1,102 -1,102 30-Sep-20 BlackRock Asset Management Deutschland AG on mkt buy 94.32 AUD ORD 2,197 2,197 30-Sep-20 BlackRock Asset Management Canada Limited on mkt sell 94.32 AUD ORD -109 -109 30-Sep-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,665 1,665 30-Sep-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,111 -3,111 30-Sep-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 29,237 29,237 30-Sep-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -199,394 -199,394 30-Sep-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,183 1,183 30-Sep-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 18,655 18,655 30-Sep-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 52,897 52,897 30-Sep-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 10,860 10,860 01-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,400 1,400 01-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.00 AUD ORD 357 357 01-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.00 AUD ORD 153 153 01-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 96.00 AUD ORD 356 356 01-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 95.40 AUD ORD -630 -630 01-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.40 AUD ORD 50 50 01-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.40 AUD ORD 290 290 01-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 95.40 AUD ORD -2,497 -2,497 01-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.40 AUD ORD -4,580 -4,580 01-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,469 1,469 RIO page 203 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,052 2,052 01-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -106 -106 01-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -46 -46 01-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1 -1 01-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 46 46 01-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -187 -187 01-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 441 441 01-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -144 -144 02-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 94.32 AUD ORD -85 -85 02-Oct-20 BlackRock Fund Advisors on mkt buy 94.71 AUD ORD 232 232 02-Oct-20 BlackRock Japan Co., Ltd. on mkt buy 94.26 AUD ORD 476 476 02-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.60 AUD ORD 3,681 3,681 02-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 93.60 AUD ORD -3,352 -3,352 02-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 93.60 AUD ORD 334 334 02-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 93.60 AUD ORD -132 -132 02-Oct-20 BlackRock Fund Advisors on mkt buy 93.60 AUD ORD 1,867 1,867 02-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 24,542 24,542 02-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 221 221 02-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1 -1 02-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -20 -20 02-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 930 930 02-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,470 -1,470 02-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 209 209 05-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 95.51 AUD ORD -9,125 -9,125 05-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.70 AUD ORD 13,906 13,906 05-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 95.70 AUD ORD 977 977 05-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.70 AUD ORD 4,175 4,175 05-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.70 AUD ORD 870 870 05-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.70 AUD ORD 661 661 05-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.70 AUD ORD 1,050 1,050 05-Oct-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 4,145 4,145 05-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 41,716 41,716 05-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -240 -240 05-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,072 -1,072 05-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -15 -15 05-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -439 -439 05-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 904 904 05-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -170 -170 06-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,175 -5,175 06-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,710 1,710 06-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,052 2,052 06-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 916 916 06-Oct-20 BlackRock Fund Advisors on mkt buy 96.98 AUD ORD 464 464 06-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.98 AUD ORD 1,674 1,674 06-Oct-20 BlackRock Advisors, LLC on mkt buy 96.45 AUD ORD 417 417 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.45 AUD ORD 42 42 06-Oct-20 BlackRock Advisors, LLC on mkt buy 96.45 AUD ORD 3 3 06-Oct-20 BlackRock Advisors, LLC on mkt buy 96.45 AUD ORD 139 139 06-Oct-20 BlackRock Investment Management, LLC on mkt buy 96.45 AUD ORD 60 60 06-Oct-20 BlackRock Investment Management, LLC on mkt buy 96.45 AUD ORD 11 11 06-Oct-20 BlackRock (Singapore) Limited on mkt buy 96.45 AUD ORD 263 263 06-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.45 AUD ORD 4 4 06-Oct-20 BlackRock Investment Management, LLC on mkt buy 96.45 AUD ORD 15 15 06-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.12 AUD ORD -1,118 -1,118 RIO page 204 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.12 AUD ORD -616 -616 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.12 AUD ORD -976 -976 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.12 AUD ORD 872 872 06-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 96.13 AUD ORD 270 270 06-Oct-20 BlackRock Fund Advisors on mkt buy 96.13 AUD ORD 265 265 06-Oct-20 BlackRock Advisors, LLC on mkt buy 96.13 AUD ORD 215 215 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.13 AUD ORD 30 30 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.13 AUD ORD 170 170 06-Oct-20 BlackRock International Limited on mkt buy 96.13 AUD ORD 88 88 06-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.02 AUD ORD 15,542 15,542 06-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 96.02 AUD ORD -2,505 -2,505 06-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 96.02 AUD ORD 3,966 3,966 06-Oct-20 BlackRock Fund Advisors on mkt buy 96.02 AUD ORD 20 20 06-Oct-20 BlackRock Fund Advisors on mkt buy 96.02 AUD ORD 1,492 1,492 06-Oct-20 BlackRock Fund Advisors on mkt buy 96.02 AUD ORD 652 652 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.02 AUD ORD 3,064 3,064 06-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.02 AUD ORD 138 138 06-Oct-20 BlackRock Fund Advisors on mkt buy 96.02 AUD ORD 1,252 1,252 06-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.02 AUD ORD 208 208 06-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -16,236 -16,236 06-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6,866 -6,866 06-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -221 -221 06-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -285 -285 06-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -6,517 -6,517 06-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -14,709 -14,709 06-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2,458 -2,458 07-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,150 1,150 07-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.81 AUD ORD -23 -23 07-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.87 AUD ORD 994 994 07-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.89 AUD ORD 917 917 07-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.89 AUD ORD 70 70 07-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.07 AUD ORD 1,636 1,636 07-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 96.07 AUD ORD 876 876 07-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 96.07 AUD ORD 50 50 07-Oct-20 BlackRock Asset Management Canada Limited on mkt sell 96.07 AUD ORD -27 -27 07-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -443,958 -443,958 07-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 324 324 07-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 53,511 53,511 07-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 79 79 07-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 534 534 07-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 352 352 07-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,239 -1,239 08-Oct-20 BlackRock Asset Management Deutschland AG on mkt buy 97.96 AUD ORD 381 381 08-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,446 -4,446 08-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,372 1,372 08-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,144 -4,144 08-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.71 AUD ORD -479 -479 08-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.71 AUD ORD -187 -187 08-Oct-20 BlackRock Advisors, LLC on mkt buy 97.73 AUD ORD 1,576 1,576 08-Oct-20 BlackRock Advisors, LLC on mkt buy 97.73 AUD ORD 259 259 RIO page 205 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.73 AUD ORD 3,894 3,894 08-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.73 AUD ORD 731 731 08-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 97.73 AUD ORD 1,136 1,136 08-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.73 AUD ORD 2,269 2,269 08-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 97.96 AUD ORD -2,505 -2,505 08-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 97.96 AUD ORD 827 827 08-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -745 -745 08-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.96 AUD ORD -2,063 -2,063 08-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.96 AUD ORD 677 677 08-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,315 -2,315 08-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 8,495 8,495 08-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -61,801 -61,801 08-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9 9 08-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 5,965 5,965 08-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 71,135 71,135 08-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,149 -1,149 09-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,476 6,476 09-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -10,320 -10,320 09-Oct-20 BlackRock Fund Advisors on mkt buy 98.01 AUD ORD 146 146 09-Oct-20 BlackRock Advisors, LLC on mkt buy 97.49 AUD ORD 2,492 2,492 09-Oct-20 BlackRock Advisors, LLC on mkt buy 97.49 AUD ORD 466 466 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.49 AUD ORD 6,014 6,014 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.49 AUD ORD 1,094 1,094 09-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 97.49 AUD ORD 1,906 1,906 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.49 AUD ORD 2,382 2,382 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.48 AUD ORD -396 -396 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.48 AUD ORD -319 -319 09-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.48 AUD ORD -2,462 -2,462 09-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 97.48 AUD ORD -1,172 -1,172 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.48 AUD ORD -838 -838 09-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.48 AUD ORD -2,448 -2,448 09-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.40 AUD ORD 46 46 09-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.45 AUD ORD 642 642 09-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.45 AUD ORD 776 776 09-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 840 840 09-Oct-20 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD 21 21 09-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 742 742 09-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 97.50 AUD ORD 129 129 09-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,095 8,095 09-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 19,428 19,428 09-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -13,229 -13,229 09-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -31,125 -31,125 09-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -55,425 -55,425 09-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -997 -997 09-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -28,431 -28,431 09-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -115,587 -115,587 09-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -5,910 -5,910 12-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,180 -6,180 RIO page 206 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.64 AUD ORD 39,168 39,168 12-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.64 AUD ORD 1,632 1,632 12-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 96.64 AUD ORD 71 71 12-Oct-20 BlackRock Asset Management Deutschland AG on mkt buy 96.64 AUD ORD 462 462 12-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.64 AUD ORD 3,841 3,841 12-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -6,710 -6,710 12-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2 2 13-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,372 1,372 13-Oct-20 BlackRock Advisors, LLC on mkt buy 96.65 AUD ORD 787 787 13-Oct-20 BlackRock Advisors, LLC on mkt buy 96.65 AUD ORD 144 144 13-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.65 AUD ORD 2,444 2,444 13-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.65 AUD ORD 301 301 13-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 96.65 AUD ORD 589 589 13-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.65 AUD ORD 1,024 1,024 13-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.55 AUD ORD 1,045 1,045 13-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 96.55 AUD ORD 577 577 13-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.55 AUD ORD 812 812 13-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.55 AUD ORD 320 320 13-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3 -3 13-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 128,635 128,635 14-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -7,231 -7,231 14-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,026 1,026 14-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 96.10 AUD ORD -1,223 -1,223 14-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 96.28 AUD ORD 100 100 14-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 2,879 2,879 14-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 3,036 3,036 14-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 3,044 3,044 14-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 215 215 14-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 95.43 AUD ORD 306 306 14-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.38 AUD ORD 1,539 1,539 14-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.38 AUD ORD 544 544 14-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.38 AUD ORD 537 537 14-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.33 AUD ORD 1,666 1,666 14-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.33 AUD ORD -603 -603 14-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 95.33 AUD ORD -250 -250 14-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.33 AUD ORD 1,251 1,251 14-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,834 -5,834 14-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 187 187 14-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -128,540 -128,540 15-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -10,374 -10,374 15-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,090 -3,090 15-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 525 525 15-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.71 AUD ORD -2,460 -2,460 15-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.71 AUD ORD -1,124 -1,124 15-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.71 AUD ORD -289 -289 15-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.71 AUD ORD -2,312 -2,312 15-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.58 AUD ORD 899 899 RIO page 207 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Oct-20 BlackRock Advisors, LLC on mkt buy 96.72 AUD ORD 538 538 15-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.72 AUD ORD 1,200 1,200 15-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.72 AUD ORD 247 247 15-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 96.72 AUD ORD 445 445 15-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.72 AUD ORD 546 546 15-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.27 AUD ORD 479 479 15-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 96.27 AUD ORD -2,784 -2,784 15-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.27 AUD ORD 5,528 5,528 15-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 96.27 AUD ORD -307 -307 15-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 96.27 AUD ORD 496 496 15-Oct-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -5,266 -5,266 15-Oct-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 5,266 5,266 15-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 22,809 22,809 15-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 135,858 135,858 15-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 3,593 3,593 16-Oct-20 BlackRock Advisors, LLC on mkt sell 95.45 AUD ORD -93 -93 16-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.48 AUD ORD -84 -84 16-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.40 AUD ORD -2,088 -2,088 16-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.40 AUD ORD -940 -940 16-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.40 AUD ORD -1,861 -1,861 16-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.39 AUD ORD 247 247 16-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 95.45 AUD ORD -1,668 -1,668 16-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.45 AUD ORD 497 497 16-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.45 AUD ORD 1,617 1,617 16-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,405 2,405 16-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -9,998 -9,998 16-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 20,734 20,734 16-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 36,860 36,860 19-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,372 1,372 19-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,058 2,058 19-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 95.56 AUD ORD -321 -321 19-Oct-20 BlackRock Asset Management Canada Limited on mkt sell 95.56 AUD ORD -1,752 -1,752 19-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.56 AUD ORD 9,783 9,783 19-Oct-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -13,846 -13,846 19-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12,812 -12,812 19-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -14,384 -14,384 20-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.13 AUD ORD 2,863 2,863 20-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,444 -2,444 20-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,232 2,232 20-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 94.13 AUD ORD 300 300 20-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.13 AUD ORD 6,842 6,842 20-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 94.13 AUD ORD -2,777 -2,777 20-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.13 AUD ORD 267 267 20-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 4,854 4,854 20-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 22,476 22,476 20-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 30,378 30,378 20-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 10,455 10,455 21-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,070 2,070 21-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.16 AUD ORD 335 335 21-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.06 AUD ORD 1,386 1,386 RIO page 208 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 95.16 AUD ORD -14,182 -14,182 21-Oct-20 BlackRock Investment Management, LLC on mkt buy 95.16 AUD ORD 259 259 21-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.22 AUD ORD 457 457 21-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 95.30 AUD ORD 100 100 21-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 95.30 AUD ORD -214 -214 21-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 95.30 AUD ORD -4,010 -4,010 21-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.30 AUD ORD -4,564 -4,564 21-Oct-20 BlackRock Fund Advisors on mkt buy 95.30 AUD ORD 3,844 3,844 21-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.30 AUD ORD -7,665 -7,665 21-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -5,080 -5,080 21-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 120,776 120,776 21-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -133 -133 21-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -40,096 -40,096 22-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,352 1,352 22-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 95.29 AUD ORD -390 -390 22-Oct-20 BlackRock Advisors, LLC on mkt buy 95.81 AUD ORD 1,938 1,938 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 304 304 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 164 164 22-Oct-20 BlackRock Advisors, LLC on mkt buy 95.81 AUD ORD 389 389 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 6,697 6,697 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 1,202 1,202 22-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 95.81 AUD ORD 1,438 1,438 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 3,921 3,921 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.81 AUD ORD 1,127 1,127 22-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -3,336 -3,336 22-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -535 -535 22-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -214 -214 22-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 96.22 AUD ORD -1,078 -1,078 22-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.22 AUD ORD 5,171 5,171 22-Oct-20 BlackRock Asset Management Canada Limited on mkt sell 96.22 AUD ORD -440 -440 22-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 96.22 AUD ORD -190 -190 22-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 122,676 122,676 22-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -150,880 -150,880 22-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 264 264 22-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 116,883 116,883 22-Oct-20 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -73,297 -73,297 23-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,917 -2,917 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 160 160 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 370 370 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 146 146 23-Oct-20 BlackRock Advisors, LLC on mkt buy 95.29 AUD ORD 1,447 1,447 23-Oct-20 BlackRock International Limited on mkt buy 95.29 AUD ORD 514 514 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 774 774 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 226 226 23-Oct-20 BlackRock Advisors, LLC on mkt buy 95.29 AUD ORD 313 313 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 4,073 4,073 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 857 857 23-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.29 AUD ORD 211 211 RIO page 209 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 95.29 AUD ORD 1,045 1,045 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 1,504 1,504 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.29 AUD ORD 1,147 1,147 23-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 95.26 AUD ORD -5,410 -5,410 23-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 95.40 AUD ORD -2,679 -2,679 23-Oct-20 BlackRock (Singapore) Limited on mkt buy 95.40 AUD ORD 257 257 23-Oct-20 BlackRock Investment Management, LLC on mkt sell 95.40 AUD ORD -1,474 -1,474 23-Oct-20 BlackRock Investment Management, LLC on mkt sell 95.40 AUD ORD -827 -827 23-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 95.40 AUD ORD 119 119 23-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.40 AUD ORD 2,282 2,282 23-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,920 -1,920 23-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 72 72 23-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 29,331 29,331 23-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 82 82 23-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,690 1,690 23-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -28,953 -28,953 23-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 160 160 26-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -4,132 -4,132 26-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.92 AUD ORD 96 96 26-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.92 AUD ORD 137 137 26-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 94.66 AUD ORD 75 75 26-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 94.66 AUD ORD -2,751 -2,751 26-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 94.66 AUD ORD -4,983 -4,983 26-Oct-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -2,266 -2,266 26-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -79 -79 26-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -72 -72 26-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 8,440 8,440 26-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -82 -82 26-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -8,244 -8,244 26-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -91,769 -91,769 26-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -160 -160 27-Oct-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -53,282 -53,282 27-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,833 -1,833 27-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,476 6,476 27-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 478 478 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 463 463 27-Oct-20 BlackRock Advisors, LLC on mkt buy 92.43 AUD ORD 2,346 2,346 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 1,170 1,170 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 189 189 27-Oct-20 BlackRock Advisors, LLC on mkt buy 92.43 AUD ORD 374 374 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 9,429 9,429 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 1,588 1,588 27-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 92.43 AUD ORD 1,961 1,961 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 4,306 4,306 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.43 AUD ORD 727 727 27-Oct-20 BlackRock Asset Management Deutschland AG on mkt buy 92.30 AUD ORD 383 383 27-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 92.30 AUD ORD 250 250 RIO page 210 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 92.30 AUD ORD -4,596 -4,596 27-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 92.30 AUD ORD -596 -596 27-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.30 AUD ORD -1,791 -1,791 27-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 22,834 22,834 27-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 203,833 203,833 27-Oct-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 5 5 27-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,821 3,821 27-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 38,246 38,246 28-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.01 AUD ORD 726 726 28-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.01 AUD ORD 375 375 28-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 92.01 AUD ORD 169 169 28-Oct-20 BlackRock Investment Management (UK) Limited on mkt sell 92.01 AUD ORD -501 -501 28-Oct-20 BlackRock Japan Co., Ltd. on mkt buy 92.01 AUD ORD 393 393 28-Oct-20 BlackRock Japan Co., Ltd. on mkt buy 92.01 AUD ORD 486 486 28-Oct-20 BlackRock Investment Management, LLC on mkt buy 92.01 AUD ORD 305 305 28-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.96 AUD ORD -8,492 -8,492 28-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.96 AUD ORD -12,806 -12,806 28-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.96 AUD ORD -17,224 -17,224 28-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.96 AUD ORD -811 -811 28-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.97 AUD ORD -2,636 -2,636 28-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.97 AUD ORD -831 -831 28-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.97 AUD ORD -756 -756 28-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 91.94 AUD ORD 662 662 28-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 91.94 AUD ORD -10,634 -10,634 28-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 91.94 AUD ORD -3,332 -3,332 28-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 91.94 AUD ORD -2,499 -2,499 28-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 91.94 AUD ORD 180 180 28-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 91.94 AUD ORD -280 -280 28-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 91.94 AUD ORD -596 -596 28-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 91.94 AUD ORD 3,600 3,600 28-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 91.94 AUD ORD -216 -216 28-Oct-20 BlackRock Investment Management, LLC on mkt sell 91.94 AUD ORD -1,050 -1,050 28-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.94 AUD ORD -3,504 -3,504 28-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12 -12 28-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -13,738 -13,738 28-Oct-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -5 -5 28-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 92 92 28-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,334 -4,334 29-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,238 3,238 29-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 90.60 AUD ORD -3,920 -3,920 29-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.59 AUD ORD 786 786 29-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 90.63 AUD ORD 343 343 29-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 90.96 AUD ORD 265 265 29-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 90.96 AUD ORD -560 -560 29-Oct-20 BlackRock Advisors (UK) Limited on mkt sell 90.96 AUD ORD -584 -584 29-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 90.96 AUD ORD -1,718 -1,718 29-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 271,642 271,642 29-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 6,071 6,071 29-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 226,411 226,411 29-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3,921 3,921 29-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 29,945 29,945 RIO page 211 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 70,293 70,293 29-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2,679 2,679 30-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD -2,088 -2,088 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.51 AUD ORD -8,758 -8,758 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.51 AUD ORD -657 -657 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.51 AUD ORD -9,412 -9,412 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.51 AUD ORD -5,611 -5,611 30-Oct-20 BlackRock Advisors, LLC on mkt buy 92.51 AUD ORD 444 444 30-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.51 AUD ORD 1,397 1,397 30-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.51 AUD ORD 672 672 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.51 AUD ORD 571 571 30-Oct-20 BlackRock Advisors, LLC on mkt buy 92.51 AUD ORD 343 343 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.51 AUD ORD 1,477 1,477 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.51 AUD ORD 1,202 1,202 30-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 92.51 AUD ORD 416 416 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.51 AUD ORD 1,104 1,104 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.51 AUD ORD 1,289 1,289 30-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.51 AUD ORD 157 157 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.45 AUD ORD 24 24 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 92.43 AUD ORD 2,863 2,863 30-Oct-20 BlackRock Advisors (UK) Limited on mkt buy 92.54 AUD ORD 35,280 35,280 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 92.43 AUD ORD -727 -727 30-Oct-20 BlackRock Investment Management (UK) Limited on mkt buy 92.43 AUD ORD 2,705 2,705 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 92.43 AUD ORD -1,369 -1,369 30-Oct-20 BlackRock Asset Management Canada Limited on mkt buy 92.43 AUD ORD 5,018 5,018 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 92.43 AUD ORD -7,151 -7,151 30-Oct-20 BlackRock Fund Advisors on mkt buy 92.43 AUD ORD 18 18 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 92.43 AUD ORD -3,516 -3,516 30-Oct-20 BlackRock Institutional Trust Company, National Association on mkt sell 92.43 AUD ORD -3,584 -3,584 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.43 AUD ORD -941 -941 30-Oct-20 BlackRock Investment Management (Australia) Limited on mkt buy 92.43 AUD ORD 306 306 30-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 10,526 10,526 30-Oct-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,720 1,720 30-Oct-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 71,401 71,401 30-Oct-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -4,973 -4,973 30-Oct-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 72,596 72,596 30-Oct-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,088 -3,088 30-Oct-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,854 -1,854 30-Oct-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -101,269 -101,269 30-Oct-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -521 -521 02-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,136 5,136 02-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.54 AUD ORD 57 57 02-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.54 AUD ORD 379 379 02-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.54 AUD ORD 181 181 02-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 92.54 AUD ORD 125 125 RIO page 212 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.54 AUD ORD 2,526 2,526 02-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.54 AUD ORD 1,244 1,244 02-Nov-20 BlackRock International Limited on mkt buy 92.54 AUD ORD 556 556 02-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.54 AUD ORD 154 154 02-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 92.54 AUD ORD 2,237 2,237 02-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 92.54 AUD ORD 491 491 02-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 92.50 AUD ORD -420 -420 02-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 92.50 AUD ORD -428 -428 02-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 93 93 02-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -245 -245 02-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 32,549 32,549 02-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -124 -124 02-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -27,462 -27,462 02-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 6,605 6,605 02-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -304 -304 03-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 94.73 AUD ORD -995 -995 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 670 670 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 751 751 03-Nov-20 BlackRock Japan Co., Ltd. on mkt buy 94.83 AUD ORD 366 366 03-Nov-20 BlackRock Advisors, LLC on mkt buy 94.83 AUD ORD 861 861 03-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.83 AUD ORD 3,098 3,098 03-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.83 AUD ORD 1,661 1,661 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 646 646 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 3,008 3,008 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 774 774 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 2,734 2,734 03-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.83 AUD ORD 691 691 03-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 94.83 AUD ORD 819 819 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 1,717 1,717 03-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 94.83 AUD ORD 577 577 03-Nov-20 BlackRock Japan Co., Ltd. on mkt buy 94.83 AUD ORD 313 313 03-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.84 AUD ORD 307 307 03-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 94.79 AUD ORD 840 840 03-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 94.79 AUD ORD 3,836 3,836 03-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 94.79 AUD ORD -95 -95 03-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 94.79 AUD ORD 292 292 03-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 94.79 AUD ORD -1,668 -1,668 03-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 94.79 AUD ORD 265 265 03-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 94.79 AUD ORD 65 65 03-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 94.79 AUD ORD -534 -534 03-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 7,189 7,189 03-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 205 205 03-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -14,691 -14,691 03-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -8 -8 03-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 305 305 03-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -13,056 -13,056 03-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -9 -9 04-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 94.08 AUD ORD -473 -473 RIO page 213 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.16 AUD ORD -11,510 -11,510 04-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.16 AUD ORD -834 -834 04-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 93.15 AUD ORD -9,433 -9,433 04-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,376 1,376 04-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.06 AUD ORD -3,551 -3,551 04-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.06 AUD ORD -695 -695 04-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.06 AUD ORD -690 -690 04-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 93.01 AUD ORD -6,130 -6,130 04-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 92.73 AUD ORD 3,480 3,480 04-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 92.73 AUD ORD 116 116 04-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 92.73 AUD ORD -32,412 -32,412 04-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 832 832 04-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,013 2,013 04-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,059 -1,059 04-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -153,833 -153,833 04-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -701 -701 04-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -28,803 -28,803 04-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,458 -3,458 04-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,846 -1,846 05-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,099 -3,099 05-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 91.95 AUD ORD -870 -870 05-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.95 AUD ORD 2,160 2,160 05-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 91.95 AUD ORD 2,263 2,263 05-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 91.95 AUD ORD -7,678 -7,678 05-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,476 6,476 05-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -15,019 -15,019 05-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 165,720 165,720 05-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 11,900 11,900 06-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 79 79 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.37 AUD ORD 1,161 1,161 06-Nov-20 BlackRock International Limited on mkt sell 93.35 AUD ORD -1,070 -1,070 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.35 AUD ORD -352 -352 06-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 93.35 AUD ORD -286 -286 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.35 AUD ORD -277 -277 06-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.34 AUD ORD -315 -315 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 93.23 AUD ORD 25 25 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.36 AUD ORD -1,246 -1,246 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.36 AUD ORD -100 -100 06-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 93.36 AUD ORD -78 -78 06-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 93.40 AUD ORD 1,227 1,227 06-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -959 -959 06-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 93.40 AUD ORD -318 -318 06-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 4,451 4,451 06-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 11,341 11,341 06-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -106,245 -106,245 06-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 481 481 06-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 28,645 28,645 06-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 5,080 5,080 RIO page 214 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,067 1,067 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 834 834 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 2,502 2,502 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 1,680 1,680 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 960 960 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 960 960 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 601 601 09-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.09 AUD ORD 180 180 09-Nov-20 BlackRock Advisors, LLC on mkt sell 96.09 AUD ORD -135 -135 09-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.09 AUD ORD -1,014 -1,014 09-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.09 AUD ORD 326 326 09-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,725 1,725 09-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,130 1,130 09-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,650 5,650 09-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,260 2,260 09-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD -3,096 -3,096 09-Nov-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 3,679 3,679 09-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 12,609 12,609 09-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 534 534 09-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 77,817 77,817 09-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 274 274 09-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,578 -2,578 09-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 10,671 10,671 09-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 709 709 10-Nov-20 BlackRock Advisors, LLC on mkt sell 96.86 AUD ORD -1,057 -1,057 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.86 AUD ORD -110 -110 10-Nov-20 BlackRock Advisors, LLC on mkt sell 96.86 AUD ORD -9 -9 10-Nov-20 BlackRock Advisors, LLC on mkt sell 96.86 AUD ORD -386 -386 10-Nov-20 BlackRock Investment Management, LLC on mkt sell 96.86 AUD ORD -73 -73 10-Nov-20 BlackRock Investment Management, LLC on mkt sell 96.86 AUD ORD -29 -29 10-Nov-20 BlackRock (Singapore) Limited on mkt sell 96.86 AUD ORD -653 -653 10-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.86 AUD ORD -23 -23 10-Nov-20 BlackRock Investment Management, LLC on mkt sell 96.86 AUD ORD -45 -45 10-Nov-20 BlackRock Fund Advisors on mkt sell 96.04 AUD ORD -138 -138 10-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 96.04 AUD ORD -180 -180 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.04 AUD ORD -131 -131 10-Nov-20 BlackRock Advisors, LLC on mkt sell 96.04 AUD ORD -138 -138 10-Nov-20 BlackRock Investment Management, LLC on mkt sell 96.04 AUD ORD -100 -100 10-Nov-20 BlackRock Fund Advisors on mkt sell 97.12 AUD ORD -6,186 -6,186 10-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 10-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD -12,952 -12,952 10-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD -5,834 -5,834 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.54 AUD ORD 825 825 10-Nov-20 BlackRock International Limited on mkt buy 95.54 AUD ORD 830 830 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.54 AUD ORD 11,657 11,657 10-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 95.54 AUD ORD 691 691 10-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 95.54 AUD ORD 499 499 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.54 AUD ORD 2,946 2,946 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.54 AUD ORD 574 574 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 95.54 AUD ORD 438 438 10-Nov-20 BlackRock Advisors, LLC on mkt buy 95.54 AUD ORD 367 367 10-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.54 AUD ORD 490 490 10-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 95.95 AUD ORD -4,000 -4,000 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.54 AUD ORD -265 -265 10-Nov-20 BlackRock Investment Management, LLC on mkt buy 95.54 AUD ORD 185 185 RIO page 215 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.44 AUD ORD 662 662 10-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 95.44 AUD ORD 3,681 3,681 10-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 95.44 AUD ORD -30,675 -30,675 10-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 95.44 AUD ORD -661 -661 10-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 95.44 AUD ORD 286 286 10-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 95.44 AUD ORD -1,680 -1,680 10-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 95.44 AUD ORD -321 -321 10-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 95.44 AUD ORD 2,859 2,859 10-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 95.44 AUD ORD 2,319 2,319 10-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 95.44 AUD ORD 2,951 2,951 10-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 95.44 AUD ORD -936 -936 10-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,070 2,070 10-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,248 1,248 10-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,866 -7,866 10-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 9,431 9,431 10-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -22,562 -22,562 10-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 245 245 10-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 4,838 4,838 10-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 159,868 159,868 10-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 190 190 11-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 97.00 AUD ORD -1,441 -1,441 11-Nov-20 BlackRock Japan Co., Ltd. on mkt buy 97.01 AUD ORD 486 486 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.99 AUD ORD -435 -435 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.99 AUD ORD -411 -411 11-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.99 AUD ORD -321 -321 11-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 642 642 11-Nov-20 BlackRock Investment Management, LLC on mkt buy 96.98 AUD ORD 208 208 11-Nov-20 BlackRock Japan Co., Ltd. on mkt buy 96.98 AUD ORD 541 541 11-Nov-20 BlackRock Japan Co., Ltd. on mkt buy 96.98 AUD ORD 653 653 11-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.98 AUD ORD -23,830 -23,830 11-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.98 AUD ORD -24,874 -24,874 11-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.98 AUD ORD -8,357 -8,357 11-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.92 AUD ORD -1,681 -1,681 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.05 AUD ORD -6,021 -6,021 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.05 AUD ORD -1,263 -1,263 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.05 AUD ORD -1,254 -1,254 11-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 97.16 AUD ORD -560 -560 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.16 AUD ORD -10,151 -10,151 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 97.16 AUD ORD 621 621 11-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 97.16 AUD ORD 3,059 3,059 11-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 97.16 AUD ORD 354 354 11-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.16 AUD ORD -1,873 -1,873 11-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 97.16 AUD ORD 1,842 1,842 11-Nov-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -92,445 -92,445 11-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 31,826 31,826 11-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 18,011 18,011 11-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -8,038 -8,038 11-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 65 65 RIO page 216 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 36,124 36,124 11-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 24,063 24,063 11-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,140 1,140 11-Nov-20 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -18,030 -18,030 12-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 97.15 AUD ORD 2,627 2,627 12-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 97.17 AUD ORD 702 702 12-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.58 AUD ORD 1,134 1,134 12-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.58 AUD ORD 1,255 1,255 12-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.58 AUD ORD 562 562 12-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.58 AUD ORD 1,534 1,534 12-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.58 AUD ORD 996 996 12-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 96.55 AUD ORD 352 352 12-Nov-20 BlackRock Advisors, LLC on mkt buy 96.58 AUD ORD 154 154 12-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.58 AUD ORD 149 149 12-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 96.75 AUD ORD 35 35 12-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.48 AUD ORD -7,871 -7,871 12-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.48 AUD ORD 26 26 12-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.48 AUD ORD 1,682 1,682 12-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.48 AUD ORD 959 959 12-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 96.48 AUD ORD 120 120 12-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.48 AUD ORD -1,899 -1,899 12-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -301,498 -301,498 12-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -21,784 -21,784 12-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 453,244 453,244 12-Nov-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 278 278 12-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -145 -145 12-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -33,909 -33,909 12-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 12,579 12,579 12-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 220 220 12-Nov-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -6,452 -6,452 13-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 96.04 AUD ORD 238 238 13-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 13-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.11 AUD ORD -21,127 -21,127 13-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.11 AUD ORD -21,710 -21,710 13-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.11 AUD ORD -1,642 -1,642 13-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 96.11 AUD ORD -24,014 -24,014 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.11 AUD ORD -481 -481 13-Nov-20 BlackRock Advisors, LLC on mkt sell 96.11 AUD ORD -1,301 -1,301 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.11 AUD ORD -4,372 -4,372 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.11 AUD ORD -468 -468 13-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 96.11 AUD ORD -727 -727 13-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 96.11 AUD ORD -844 -844 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.11 AUD ORD -2,495 -2,495 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.11 AUD ORD -5,956 -5,956 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.21 AUD ORD -442 -442 RIO page 217 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Nov-20 BlackRock Advisors, LLC on mkt sell 96.11 AUD ORD -171 -171 13-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 96.08 AUD ORD 1,986 1,986 13-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 96.09 AUD ORD -2,496 -2,496 13-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 96.09 AUD ORD -5,152 -5,152 13-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 96.09 AUD ORD -1,024 -1,024 13-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -7,387 -7,387 13-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -5,683 -5,683 13-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 48,955 48,955 13-Nov-20 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -278 -278 13-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -291 -291 13-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -7,826 -7,826 13-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -193,872 -193,872 13-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,849 -1,849 16-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 16-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.33 AUD ORD -269 -269 16-Nov-20 BlackRock Investment Management, LLC on mkt sell 97.20 AUD ORD -219 -219 16-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 97.76 AUD ORD -100 -100 16-Nov-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 1,679 1,679 16-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 319,989 319,989 16-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,160 -1,160 16-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -251,753 -251,753 16-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -73 -73 16-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,972 1,972 16-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 11,156 11,156 16-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -466 -466 17-Nov-20 BlackRock Advisors, LLC on mkt sell 97.38 AUD ORD -1,597 -1,597 17-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.38 AUD ORD -155 -155 17-Nov-20 BlackRock Advisors, LLC on mkt sell 97.38 AUD ORD -13 -13 17-Nov-20 BlackRock Advisors, LLC on mkt sell 97.38 AUD ORD -551 -551 17-Nov-20 BlackRock Investment Management, LLC on mkt buy 98.18 AUD ORD 14,706 14,706 17-Nov-20 BlackRock Investment Management, LLC on mkt sell 97.38 AUD ORD -263 -263 17-Nov-20 BlackRock Investment Management, LLC on mkt sell 97.38 AUD ORD -42 -42 17-Nov-20 BlackRock (Singapore) Limited on mkt sell 97.38 AUD ORD -985 -985 17-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 97.38 AUD ORD -29 -29 17-Nov-20 BlackRock Investment Management, LLC on mkt sell 97.38 AUD ORD -61 -61 17-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.72 AUD ORD -7,742 -7,742 17-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 97.72 AUD ORD -1,611 -1,611 17-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 97.61 AUD ORD -266 -266 17-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 17-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 17-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.40 AUD ORD -3,970 -3,970 17-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.49 AUD ORD -307 -307 17-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.40 AUD ORD -79 -79 17-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 2,863 2,863 17-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 98.48 AUD ORD -922 -922 17-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 11,861 11,861 17-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 98.47 AUD ORD -2,644 -2,644 17-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.49 AUD ORD 1,983 1,983 17-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD 2,523 2,523 17-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 98.80 AUD ORD -841 -841 17-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD 2,877 2,877 17-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 98.80 AUD ORD -1,740 -1,740 17-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 98.80 AUD ORD -119 -119 RIO page 218 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 482 482 17-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 8,095 8,095 17-Nov-20 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -2,155 -2,155 17-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,071 -10,071 17-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,658 2,658 17-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -111,243 -111,243 17-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2 2 17-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,419 -3,419 17-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -10,370 -10,370 17-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 100 100 18-Nov-20 BlackRock Japan Co., Ltd. on mkt sell 98.03 AUD ORD -486 -486 18-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,376 1,376 18-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 642 642 18-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD -10,707 -10,707 18-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD -760 -760 18-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD -10,410 -10,410 18-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD -7,235 -7,235 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.03 AUD ORD -786 -786 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.04 AUD ORD -2,566 -2,566 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.04 AUD ORD -428 -428 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.04 AUD ORD -433 -433 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.04 AUD ORD 581 581 18-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.04 AUD ORD 8,038 8,038 18-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.04 AUD ORD 3,761 3,761 18-Nov-20 BlackRock Investment Management, LLC on mkt buy 98.04 AUD ORD 615 615 18-Nov-20 BlackRock International Limited on mkt buy 98.04 AUD ORD 1,772 1,772 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.04 AUD ORD 9,880 9,880 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.04 AUD ORD 961 961 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.04 AUD ORD 7,215 7,215 18-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.04 AUD ORD 422 422 18-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.04 AUD ORD 429 429 18-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.04 AUD ORD -215 -215 18-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 98.03 AUD ORD -325 -325 18-Nov-20 BlackRock Investment Management, LLC on mkt sell 98.03 AUD ORD -750 -750 18-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.04 AUD ORD 317 317 18-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.12 AUD ORD -4,090 -4,090 18-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.12 AUD ORD 833 833 18-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.12 AUD ORD 1,682 1,682 18-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.12 AUD ORD 4,795 4,795 18-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 98.12 AUD ORD -350 -350 18-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.12 AUD ORD 10,531 10,531 18-Nov-20 BlackRock Investment Management, LLC on mkt sell 98.12 AUD ORD -856 -856 18-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 177,501 177,501 18-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,801 1,801 18-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -142,633 -142,633 18-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -63 -63 18-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,185 -1,185 18-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -390 -390 18-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -21 -21 19-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 98.38 AUD ORD -3,438 -3,438 RIO page 219 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.43 AUD ORD 4,796 4,796 19-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.43 AUD ORD 2,125 2,125 19-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 98.43 AUD ORD 3,873 3,873 19-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 531 531 19-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.92 AUD ORD 14,724 14,724 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 52 52 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 841 841 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 210 210 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 50 50 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 49 49 19-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 98.92 AUD ORD -3,048 -3,048 19-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.92 AUD ORD -1,071 -1,071 19-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 98.92 AUD ORD 897 897 19-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 98.92 AUD ORD -591 -591 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 5,978 5,978 19-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 98.92 AUD ORD 116 116 19-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 98.92 AUD ORD 594 594 19-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.92 AUD ORD -1,715 -1,715 19-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 98.92 AUD ORD 2,395 2,395 19-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 98.92 AUD ORD -15,419 -15,419 19-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 98.92 AUD ORD 234 234 19-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12,910 -12,910 19-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,531 -1,531 19-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -11,057 -11,057 19-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 47 47 19-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,314 1,314 19-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 495,912 495,912 19-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 48 48 20-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.40 AUD ORD -15,913 -15,913 20-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.41 AUD ORD -1,086 -1,086 20-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.41 AUD ORD -16,069 -16,069 20-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 99.41 AUD ORD -5,524 -5,524 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.44 AUD ORD -1,166 -1,166 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.44 AUD ORD -568 -568 20-Nov-20 BlackRock Advisors, LLC on mkt sell 99.44 AUD ORD -1,540 -1,540 20-Nov-20 BlackRock International Limited on mkt sell 99.44 AUD ORD -1,295 -1,295 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.44 AUD ORD -2,513 -2,513 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.44 AUD ORD -950 -950 20-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.44 AUD ORD -401 -401 20-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 99.44 AUD ORD -1,164 -1,164 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.44 AUD ORD -2,919 -2,919 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.44 AUD ORD -1,167 -1,167 20-Nov-20 BlackRock Advisors, LLC on mkt sell 99.44 AUD ORD -210 -210 20-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 4,140 4,140 20-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 99.45 AUD ORD 833 833 20-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 99.45 AUD ORD -32,096 -32,096 20-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 99.45 AUD ORD 468 468 20-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 525 525 RIO page 220 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -305,125 -305,125 20-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,251 2,251 20-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 292,013 292,013 20-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -29 -29 20-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,007 -2,007 20-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -496,208 -496,208 20-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 135 135 23-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 100.91 AUD ORD -38 -38 23-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 100.89 AUD ORD 11,452 11,452 23-Nov-20 BlackRock Asset Management Deutschland AG on mkt buy 100.89 AUD ORD 383 383 23-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 100.89 AUD ORD -190 -190 23-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 100.89 AUD ORD 321 321 23-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 100.89 AUD ORD 147 147 23-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 100.89 AUD ORD 904 904 23-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -68,418 -68,418 23-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 10,515 10,515 23-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 17,708 17,708 23-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 5,494 5,494 23-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 38,570 38,570 23-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 30,724 30,724 23-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 163 163 24-Nov-20 BlackRock Advisors, LLC on mkt sell 102.05 AUD ORD -2,212 -2,212 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.05 AUD ORD -217 -217 24-Nov-20 BlackRock Advisors, LLC on mkt sell 102.05 AUD ORD -17 -17 24-Nov-20 BlackRock Advisors, LLC on mkt sell 102.05 AUD ORD -755 -755 24-Nov-20 BlackRock Investment Management, LLC on mkt sell 102.05 AUD ORD -364 -364 24-Nov-20 BlackRock Investment Management, LLC on mkt sell 102.05 AUD ORD -59 -59 24-Nov-20 BlackRock (Singapore) Limited on mkt sell 102.05 AUD ORD -1,345 -1,345 24-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.05 AUD ORD -40 -40 24-Nov-20 BlackRock Investment Management, LLC on mkt sell 102.05 AUD ORD -82 -82 24-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,610 1,610 24-Nov-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 8,882 8,882 24-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.03 AUD ORD -768 -768 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -2,601 -2,601 24-Nov-20 BlackRock Advisors, LLC on mkt sell 103.05 AUD ORD -4,613 -4,613 24-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.05 AUD ORD -2,533 -2,533 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -21,537 -21,537 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -14,065 -14,065 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -2,032 -2,032 24-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 103.05 AUD ORD -1,780 -1,780 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -9,212 -9,212 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -5,609 -5,609 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -1,218 -1,218 24-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.02 AUD ORD -2,302 -2,302 24-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.05 AUD ORD -1,358 -1,358 24-Nov-20 BlackRock Investment Management, LLC on mkt sell 103.05 AUD ORD -691 -691 24-Nov-20 BlackRock International Limited on mkt sell 103.05 AUD ORD -1,307 -1,307 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -443 -443 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.05 AUD ORD -1,188 -1,188 RIO page 221 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Nov-20 BlackRock Advisors, LLC on mkt sell 103.05 AUD ORD -679 -679 24-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 103.05 AUD ORD -1,120 -1,120 24-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 103.05 AUD ORD -816 -816 24-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.05 AUD ORD -1,232 -1,232 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.00 AUD ORD -569 -569 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.00 AUD ORD -433 -433 24-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 103.05 AUD ORD -422 -422 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.00 AUD ORD -219 -219 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.00 AUD ORD -180 -180 24-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 103.13 AUD ORD 1,668 1,668 24-Nov-20 BlackRock International Limited on mkt sell 103.13 AUD ORD -12,779 -12,779 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.13 AUD ORD -2,157 -2,157 24-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 103.13 AUD ORD 56 56 24-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 103.13 AUD ORD -1,778 -1,778 24-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -20,709 -20,709 24-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 16,981 16,981 24-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 279,329 279,329 24-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,864 1,864 24-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 12,208 12,208 24-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 25,282 25,282 24-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 621 621 25-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 104.12 AUD ORD -8,837 -8,837 25-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.19 AUD ORD -3,136 -3,136 25-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.19 AUD ORD -233 -233 25-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.19 AUD ORD -4,153 -4,153 25-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 104.17 AUD ORD -13,566 -13,566 25-Nov-20 BlackRock Investment Management, LLC on mkt buy 104.11 AUD ORD 132 132 25-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 104.11 AUD ORD 769 769 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.17 AUD ORD -661 -661 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.17 AUD ORD -101 -101 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.17 AUD ORD -1,868 -1,868 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.17 AUD ORD -42 -42 25-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD -1,352 -1,352 25-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,238 3,238 25-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,900 6,900 25-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.28 AUD ORD 1,227 1,227 25-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 656 656 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.25 AUD ORD 107 107 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.25 AUD ORD 71 71 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.25 AUD ORD 93 93 25-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 104.28 AUD ORD 107 107 25-Nov-20 BlackRock Fund Advisors on mkt buy 104.28 AUD ORD 14,490 14,490 25-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.28 AUD ORD -2,160 -2,160 25-Nov-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,208 2,208 25-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -184,687 -184,687 25-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -27,292 -27,292 25-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -4,745 -4,745 25-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -7,302 -7,302 RIO page 222 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -50,684 -50,684 25-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 261,276 261,276 25-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -730 -730 26-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.05 AUD ORD -178 -178 26-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 103.10 AUD ORD -33,950 -33,950 26-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.86 AUD ORD 3,272 3,272 26-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.86 AUD ORD 661 661 26-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,486 2,486 26-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,666 -1,666 26-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -131,415 -131,415 26-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -20 -20 26-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,685 3,685 26-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 55,513 55,513 26-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 26 26 27-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.00 AUD ORD 4,090 4,090 27-Nov-20 BlackRock Asset Management Deutschland AG on mkt buy 102.00 AUD ORD 383 383 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 60 60 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 60 60 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 210 210 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 50 50 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 50 50 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 50 50 27-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 102.00 AUD ORD 168 168 27-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 102.00 AUD ORD 111 111 27-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.00 AUD ORD -925 -925 27-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.00 AUD ORD -3,382 -3,382 27-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 85,955 85,955 27-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 560 560 27-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -7,088 -7,088 27-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -28 -28 27-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,562 -1,562 27-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -30,646 -30,646 27-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 313 313 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 102.89 AUD ORD -463 -463 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.40 AUD ORD 4,090 4,090 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 661 661 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 47,310 47,310 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 590 590 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 70 70 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 630 630 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -7,329 -7,329 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -318 -318 30-Nov-20 BlackRock Asset Management North Asia Limited on mkt buy 101.40 AUD ORD 1,924 1,924 30-Nov-20 BlackRock Asset Management North Asia Limited on mkt buy 101.40 AUD ORD 3,140 3,140 30-Nov-20 BlackRock Japan Co., Ltd. on mkt sell 101.40 AUD ORD -461 -461 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 966 966 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 1,577 1,577 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 12,619 12,619 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 20,587 20,587 30-Nov-20 BlackRock International Limited on mkt buy 101.40 AUD ORD 330 330 RIO page 223 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-20 BlackRock International Limited on mkt buy 101.40 AUD ORD 538 538 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 71,835 71,835 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 44,030 44,030 30-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 101.40 AUD ORD 8 8 30-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 101.40 AUD ORD 13 13 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 17 17 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 26 26 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 771 771 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 1,258 1,258 30-Nov-20 BlackRock Investment Management, LLC on mkt buy 101.40 AUD ORD 3,746 3,746 30-Nov-20 BlackRock Investment Management, LLC on mkt buy 101.40 AUD ORD 6,111 6,111 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 1,457 1,457 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 893 893 30-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.40 AUD ORD 3,224 3,224 30-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.40 AUD ORD 1,976 1,976 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -58,708 -58,708 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -3,705 -3,705 30-Nov-20 BlackRock Asset Management North Asia Limited on mkt buy 101.40 AUD ORD 2,633 2,633 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -48 -48 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -836 -836 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -273 -273 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -200 -200 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -2,733 -2,733 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -8,107 -8,107 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -2,616 -2,616 30-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 101.40 AUD ORD -5,116 -5,116 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 1,322 1,322 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 17,269 17,269 30-Nov-20 BlackRock International Limited on mkt buy 101.40 AUD ORD 452 452 30-Nov-20 BlackRock Investment Management, LLC on mkt sell 101.40 AUD ORD -465 -465 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 60,255 60,255 30-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 101.40 AUD ORD -445 -445 30-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 101.40 AUD ORD -186 -186 30-Nov-20 BlackRock Asset Management Canada Limited on mkt buy 101.40 AUD ORD 11 11 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -1,117 -1,117 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -862 -862 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -229 -229 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -2,573 -2,573 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -456 -456 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -362 -362 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -1,737 -1,737 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -5,102 -5,102 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -56,646 -56,646 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 22 22 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 1,055 1,055 30-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 101.40 AUD ORD -582 -582 30-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 101.40 AUD ORD -1,190 -1,190 30-Nov-20 BlackRock Asset Management Canada Limited on mkt sell 101.40 AUD ORD -111 -111 30-Nov-20 BlackRock Investment Management, LLC on mkt buy 101.40 AUD ORD 5,126 5,126 RIO page 224 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 1,223 1,223 30-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.40 AUD ORD 2,704 2,704 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -255 -255 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -189 -189 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 2,860 2,860 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -22 -22 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -390 -390 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -127 -127 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 101.40 AUD ORD 262 262 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -93 -93 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -3,776 -3,776 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -1,218 -1,218 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -30,179 -30,179 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -17,390 -17,390 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 3,230 3,230 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 42,174 42,174 30-Nov-20 BlackRock Investment Management, LLC on mkt sell 101.40 AUD ORD -494 -494 30-Nov-20 BlackRock Investment Management, LLC on mkt sell 101.40 AUD ORD -217 -217 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -2,605 -2,605 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -388 -388 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 147,158 147,158 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -5,438 -5,438 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -1,696 -1,696 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 2,154 2,154 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -521 -521 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -401 -401 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -107 -107 30-Nov-20 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD 521 521 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -1,198 -1,198 30-Nov-20 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD -213 -213 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -168 -168 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 12,058 12,058 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -809 -809 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -2,376 -2,376 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -26,387 -26,387 30-Nov-20 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD 9,439 9,439 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -25,832 -25,832 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -4,515 -4,515 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt buy 101.40 AUD ORD 673 673 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -7,631 -7,631 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -1,726 -1,726 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 101.40 AUD ORD 3,588 3,588 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt buy 101.40 AUD ORD 6,806 6,806 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD 2,986 2,986 30-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.40 AUD ORD 6,603 6,603 30-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 101.40 AUD ORD 1,597 1,597 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -119 -119 30-Nov-20 BlackRock Fund Advisors on mkt sell 101.40 AUD ORD -6,220 -6,220 30-Nov-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.40 AUD ORD -90 -90 30-Nov-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.40 AUD ORD -2,570 -2,570 RIO page 225 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-20 BlackRock Investment Management (UK) Limited on mkt sell 101.40 AUD ORD -8,034 -8,034 30-Nov-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -93,366 -93,366 30-Nov-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -775 -775 30-Nov-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,625 1,625 30-Nov-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -24 -24 30-Nov-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 782 782 30-Nov-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -52,175 -52,175 30-Nov-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -4 -4 01-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 101.24 AUD ORD -352 -352 01-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.24 AUD ORD -49 -49 01-Dec-20 BlackRock Advisors, LLC on mkt sell 101.35 AUD ORD -1,232 -1,232 01-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 101.35 AUD ORD -122 -122 01-Dec-20 BlackRock Advisors, LLC on mkt sell 101.35 AUD ORD -10 -10 01-Dec-20 BlackRock Advisors, LLC on mkt sell 101.35 AUD ORD -421 -421 01-Dec-20 BlackRock Investment Management, LLC on mkt sell 101.35 AUD ORD -202 -202 01-Dec-20 BlackRock Investment Management, LLC on mkt sell 101.35 AUD ORD -33 -33 01-Dec-20 BlackRock (Singapore) Limited on mkt sell 101.35 AUD ORD -747 -747 01-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 101.35 AUD ORD -24 -24 01-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 101.24 AUD ORD -37 -37 01-Dec-20 BlackRock Fund Advisors on mkt sell 101.24 AUD ORD -2,903 -2,903 01-Dec-20 BlackRock Investment Management, LLC on mkt sell 101.35 AUD ORD -47 -47 01-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 102.56 AUD ORD -5,391 -5,391 01-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 01-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 101.23 AUD ORD -1,990 -1,990 01-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 102.95 AUD ORD 662 662 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 1,664 1,664 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 65 65 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 1,660 1,660 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 214 214 01-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 102.95 AUD ORD -268 -268 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 250 250 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 302 302 01-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 102.95 AUD ORD 2,827 2,827 01-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 102.95 AUD ORD 1,332 1,332 01-Dec-20 BlackRock Fund Advisors on mkt buy 102.95 AUD ORD 3,123 3,123 01-Dec-20 BlackRock Fund Advisors on mkt sell 102.95 AUD ORD -1,373 -1,373 01-Dec-20 BlackRock Fund Advisors on mkt buy 102.95 AUD ORD 1,762 1,762 01-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.95 AUD ORD -687 -687 01-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 102.95 AUD ORD 2,181 2,181 01-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 102.95 AUD ORD 613 613 01-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 102.95 AUD ORD -389 -389 01-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 142 142 01-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -835 -835 01-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -426 -426 01-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2,064 2,064 01-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -5,436 -5,436 01-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -28,583 -28,583 01-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -326 -326 02-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 104.60 AUD ORD 1,737 1,737 02-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.66 AUD ORD -51 -51 02-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 104.52 AUD ORD -3,285 -3,285 RIO page 226 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.65 AUD ORD -1,851 -1,851 02-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.65 AUD ORD -25,622 -25,622 02-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 104.65 AUD ORD -7,930 -7,930 02-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.59 AUD ORD -669 -669 02-Dec-20 BlackRock Investment Management, LLC on mkt sell 104.59 AUD ORD -238 -238 02-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 104.59 AUD ORD -446 -446 02-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 104.59 AUD ORD -391 -391 02-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 104.59 AUD ORD -506 -506 02-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 104.59 AUD ORD -741 -741 02-Dec-20 BlackRock Investment Management, LLC on mkt sell 104.59 AUD ORD -426 -426 02-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 524 524 02-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 104.76 AUD ORD -167 -167 02-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.99 AUD ORD 2,045 2,045 02-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.99 AUD ORD 183 183 02-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 104.99 AUD ORD 140 140 02-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 104.99 AUD ORD -534 -534 02-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 104.99 AUD ORD -1,068 -1,068 02-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.99 AUD ORD 10,938 10,938 02-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 104.99 AUD ORD -3,639 -3,639 02-Dec-20 BlackRock Investment Management, LLC on mkt sell 104.99 AUD ORD -1,260 -1,260 02-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 104.99 AUD ORD 9,824 9,824 02-Dec-20 BlackRock Fund Advisors on mkt buy 104.99 AUD ORD 1,339 1,339 02-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 104.99 AUD ORD 256 256 02-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 104.99 AUD ORD 202 202 02-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 104.99 AUD ORD 690 690 02-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 461,170 461,170 02-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,206 -2,206 02-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -261,443 -261,443 02-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -2,102 -2,102 02-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 4,489 4,489 02-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -152,423 -152,423 02-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -610 -610 03-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 108.11 AUD ORD -30 -30 03-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 642 642 03-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 16,000 16,000 03-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 111.28 AUD ORD -6,056 -6,056 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 110.66 AUD ORD -269 -269 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.36 AUD ORD 967 967 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.35 AUD ORD 4,282 4,282 03-Dec-20 BlackRock Advisors, LLC on mkt buy 111.35 AUD ORD 3,712 3,712 03-Dec-20 BlackRock Advisors, LLC on mkt buy 111.35 AUD ORD 790 790 03-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 111.35 AUD ORD 646 646 03-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 111.35 AUD ORD 964 964 03-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 111.35 AUD ORD 10,432 10,432 03-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 111.35 AUD ORD 4,858 4,858 03-Dec-20 BlackRock International Limited on mkt buy 111.35 AUD ORD 7,473 7,473 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.47 AUD ORD 52,165 52,165 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.35 AUD ORD 1,848 1,848 RIO page 227 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.35 AUD ORD 8,784 8,784 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.35 AUD ORD 9,418 9,418 03-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 111.35 AUD ORD 7,179 7,179 03-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 111.35 AUD ORD 5,622 5,622 03-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 111.35 AUD ORD 3,105 3,105 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.35 AUD ORD 7,210 7,210 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.36 AUD ORD 1,244 1,244 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.36 AUD ORD 524 524 03-Dec-20 BlackRock Advisors, LLC on mkt buy 111.36 AUD ORD 431 431 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 111.35 AUD ORD 277 277 03-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 111.60 AUD ORD 905 905 03-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 111.56 AUD ORD 1,033 1,033 03-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 112.20 AUD ORD -26,176 -26,176 03-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 112.20 AUD ORD -2,214 -2,214 03-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 112.20 AUD ORD -2,493 -2,493 03-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 112.20 AUD ORD -21,606 -21,606 03-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 112.20 AUD ORD 132 132 03-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 112.20 AUD ORD 140 140 03-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 112.20 AUD ORD 560 560 03-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 112.20 AUD ORD -1,340 -1,340 03-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 112.20 AUD ORD 252 252 03-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 112.20 AUD ORD -2,764 -2,764 03-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 112.20 AUD ORD -1,266 -1,266 03-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.20 AUD ORD -1,632 -1,632 03-Dec-20 BlackRock Fund Advisors on mkt sell 112.20 AUD ORD -1,016 -1,016 03-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 11,200 11,200 03-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -467,994 -467,994 03-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -44 -44 03-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -93,651 -93,651 03-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 73 73 03-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 21,563 21,563 03-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 36,595 36,595 03-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 453 453 04-Dec-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 39,030 39,030 04-Dec-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -4,965 -4,965 04-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 111.86 AUD ORD 2,310 2,310 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.74 AUD ORD -476 -476 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -1,462 -1,462 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -377 -377 04-Dec-20 BlackRock Advisors, LLC on mkt sell 113.14 AUD ORD -847 -847 04-Dec-20 BlackRock Advisors, LLC on mkt sell 113.14 AUD ORD -502 -502 04-Dec-20 BlackRock International Limited on mkt sell 113.14 AUD ORD -1,284 -1,284 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -2,817 -2,817 04-Dec-20 BlackRock Advisors, LLC on mkt sell 113.14 AUD ORD -259 -259 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -3,124 -3,124 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -463 -463 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -1,120 -1,120 04-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 113.14 AUD ORD -3,126 -3,126 04-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 113.14 AUD ORD -2,397 -2,397 RIO page 228 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.14 AUD ORD -315 -315 04-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 113.14 AUD ORD -845 -845 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -3,329 -3,329 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.14 AUD ORD -1,623 -1,623 04-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.16 AUD ORD -666 -666 04-Dec-20 BlackRock Investment Management, LLC on mkt buy 113.11 AUD ORD 195 195 04-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 113.21 AUD ORD 857 857 04-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.20 AUD ORD 588 588 04-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.20 AUD ORD 224 224 04-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.20 AUD ORD 420 420 04-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.20 AUD ORD 140 140 04-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.20 AUD ORD 428 428 04-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 340 340 04-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 4,867 4,867 04-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 174 174 04-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -101,450 -101,450 04-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 18 18 04-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 7,927 7,927 04-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -120,762 -120,762 04-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 75 75 07-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 16,859 16,859 07-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 672 672 07-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.98 AUD ORD 6,135 6,135 07-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.98 AUD ORD 4,918 4,918 07-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.98 AUD ORD -1,340 -1,340 07-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.98 AUD ORD -1,549 -1,549 07-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.98 AUD ORD -2,029 -2,029 07-Dec-20 BlackRock Asset Management Deutschland AG on mkt buy 115.98 AUD ORD 383 383 07-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.98 AUD ORD 2,490 2,490 07-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.98 AUD ORD 120 120 07-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.98 AUD ORD 428 428 07-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.98 AUD ORD -7,960 -7,960 07-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 115.98 AUD ORD -2,625 -2,625 07-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.98 AUD ORD 1,118 1,118 07-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.98 AUD ORD 2,762 2,762 07-Dec-20 BlackRock International Limited on mkt sell 115.98 AUD ORD -11,589 -11,589 07-Dec-20 BlackRock Fund Advisors on mkt buy 115.98 AUD ORD 17 17 07-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 19,164 19,164 07-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -209 -209 07-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -993 -993 07-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 88 88 07-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -6 -6 07-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,337 -3,337 07-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -24,778 -24,778 07-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1 1 08-Dec-20 BlackRock Advisors, LLC on mkt sell 115.00 AUD ORD -1,771 -1,771 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.00 AUD ORD -173 -173 08-Dec-20 BlackRock Advisors, LLC on mkt sell 115.00 AUD ORD -14 -14 08-Dec-20 BlackRock Advisors, LLC on mkt sell 115.00 AUD ORD -601 -601 08-Dec-20 BlackRock Investment Management, LLC on mkt sell 115.00 AUD ORD -288 -288 08-Dec-20 BlackRock Investment Management, LLC on mkt sell 115.00 AUD ORD -47 -47 08-Dec-20 BlackRock (Singapore) Limited on mkt sell 115.00 AUD ORD -1,077 -1,077 08-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.00 AUD ORD -30 -30 RIO page 229 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 115.00 AUD ORD 31 31 08-Dec-20 BlackRock Investment Management, LLC on mkt sell 115.00 AUD ORD -65 -65 08-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,547 1,547 08-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 2,008 2,008 08-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.20 AUD ORD -359 -359 08-Dec-20 BlackRock Fund Advisors on mkt buy 114.92 AUD ORD 296 296 08-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 114.92 AUD ORD 261 261 08-Dec-20 BlackRock Advisors, LLC on mkt buy 114.92 AUD ORD 951 951 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 114.92 AUD ORD 131 131 08-Dec-20 BlackRock Advisors, LLC on mkt buy 114.92 AUD ORD 210 210 08-Dec-20 BlackRock International Limited on mkt sell 114.93 AUD ORD -59 -59 08-Dec-20 BlackRock Investment Management, LLC on mkt buy 114.92 AUD ORD 106 106 08-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.18 AUD ORD -1,631 -1,631 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.93 AUD ORD -603 -603 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -774 -774 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -2,820 -2,820 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -1,182 -1,182 08-Dec-20 BlackRock Advisors, LLC on mkt sell 114.88 AUD ORD -2,864 -2,864 08-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 114.88 AUD ORD -766 -766 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.88 AUD ORD -1,329 -1,329 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.88 AUD ORD -644 -644 08-Dec-20 BlackRock International Limited on mkt sell 114.88 AUD ORD -2,827 -2,827 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -525 -525 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -5,836 -5,836 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -651 -651 08-Dec-20 BlackRock Advisors, LLC on mkt sell 114.88 AUD ORD -723 -723 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -9,984 -9,984 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -1,463 -1,463 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -1,145 -1,145 08-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 114.88 AUD ORD -4,053 -4,053 08-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 114.88 AUD ORD -3,225 -3,225 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.88 AUD ORD -1,010 -1,010 08-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 114.88 AUD ORD -2,291 -2,291 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -5,991 -5,991 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.88 AUD ORD -3,590 -3,590 08-Dec-20 BlackRock Advisors, LLC on mkt sell 114.88 AUD ORD -288 -288 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.88 AUD ORD -196 -196 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.87 AUD ORD -774 -774 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.87 AUD ORD -599 -599 08-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 114.81 AUD ORD -7,380 -7,380 08-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.02 AUD ORD 3,272 3,272 08-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.02 AUD ORD 830 830 08-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.02 AUD ORD 630 630 08-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.02 AUD ORD 10,815 10,815 08-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 115.02 AUD ORD 105 105 08-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.02 AUD ORD 439 439 08-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,665 3,665 RIO page 230 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -27,245 -27,245 08-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,236 1,236 08-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 815 815 08-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 13 13 08-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 846 846 08-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,368 -1,368 08-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -235 -235 09-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 756 756 09-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.33 AUD ORD -3,863 -3,863 09-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.33 AUD ORD -30,571 -30,571 09-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.33 AUD ORD -21,518 -21,518 09-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.33 AUD ORD -2,008 -2,008 09-Dec-20 BlackRock Investment Management, LLC on mkt sell 115.30 AUD ORD -868 -868 09-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 115.30 AUD ORD -528 -528 09-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 115.30 AUD ORD -593 -593 09-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.41 AUD ORD -660 -660 09-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.30 AUD ORD -327 -327 09-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.30 AUD ORD -322 -322 09-Dec-20 BlackRock Investment Management, LLC on mkt sell 115.30 AUD ORD -102 -102 09-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.41 AUD ORD -2,208 -2,208 09-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.41 AUD ORD -38 -38 09-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.44 AUD ORD 366 366 09-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.44 AUD ORD 1,662 1,662 09-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.44 AUD ORD 65 65 09-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.44 AUD ORD 1,602 1,602 09-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.44 AUD ORD 267 267 09-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.44 AUD ORD -2,260 -2,260 09-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.44 AUD ORD 1,727 1,727 09-Dec-20 BlackRock Fund Advisors on mkt buy 115.44 AUD ORD 1,974 1,974 09-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 115.44 AUD ORD -570 -570 09-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 115.44 AUD ORD 45 45 09-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 161,091 161,091 09-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 8,246 8,246 09-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 48,618 48,618 09-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3,283 3,283 09-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 90,597 90,597 09-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 25,246 25,246 09-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,551 1,551 10-Dec-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -6,013 -6,013 10-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.35 AUD ORD -3,291 -3,291 10-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 115.37 AUD ORD -7,089 -7,089 10-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 115.31 AUD ORD -6,190 -6,190 10-Dec-20 BlackRock Advisors, LLC on mkt sell 115.40 AUD ORD -1,769 -1,769 10-Dec-20 BlackRock International Limited on mkt sell 115.40 AUD ORD -1,149 -1,149 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -1,987 -1,987 10-Dec-20 BlackRock Advisors, LLC on mkt sell 115.40 AUD ORD -702 -702 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -9,836 -9,836 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -1,637 -1,637 10-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 115.40 AUD ORD -2,250 -2,250 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -5,332 -5,332 RIO page 231 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -3,032 -3,032 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.29 AUD ORD -598 -598 10-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 115.40 AUD ORD -198 -198 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -193 -193 10-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD -162 -162 10-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 115.40 AUD ORD -142 -142 10-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 115.36 AUD ORD -198 -198 10-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.39 AUD ORD 2,493 2,493 10-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 115.39 AUD ORD -2,493 -2,493 10-Dec-20 BlackRock Asset Management Deutschland AG on mkt buy 115.39 AUD ORD 764 764 10-Dec-20 BlackRock Asset Management Deutschland AG on mkt buy 115.46 AUD ORD 382 382 10-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.39 AUD ORD 1,660 1,660 10-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.39 AUD ORD 60 60 10-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.39 AUD ORD 210 210 10-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.39 AUD ORD -10,242 -10,242 10-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.39 AUD ORD 991 991 10-Dec-20 BlackRock Fund Advisors on mkt buy 115.39 AUD ORD 17 17 10-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -14,237 -14,237 10-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -323 -323 10-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,352 -5,352 10-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -107 -107 10-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -13,435 -13,435 10-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,025 1,025 10-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -76 -76 11-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 10,995 10,995 11-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,665 3,665 11-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD -693 -693 11-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 526 526 11-Dec-20 BlackRock Advisors, LLC on mkt sell 116.14 AUD ORD -936 -936 11-Dec-20 BlackRock International Limited on mkt sell 116.14 AUD ORD -1,383 -1,383 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -608 -608 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -2,265 -2,265 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -483 -483 11-Dec-20 BlackRock Advisors, LLC on mkt sell 116.14 AUD ORD -482 -482 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -6,929 -6,929 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -1,154 -1,154 11-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 116.14 AUD ORD -1,525 -1,525 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -3,576 -3,576 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.14 AUD ORD -2,277 -2,277 11-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.15 AUD ORD -166 -166 11-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 116.17 AUD ORD -2,061 -2,061 11-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 115.74 AUD ORD -108 -108 11-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 116.20 AUD ORD -245 -245 11-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 116.22 AUD ORD -391 -391 11-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 116.00 AUD ORD -776 -776 11-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 116.00 AUD ORD -3,108 -3,108 11-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.00 AUD ORD 3,884 3,884 11-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 116.00 AUD ORD -1,549 -1,549 11-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.00 AUD ORD 7,085 7,085 RIO page 232 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.00 AUD ORD 15,770 15,770 11-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.00 AUD ORD 100 100 11-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 116.00 AUD ORD -1,737 -1,737 11-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 116.00 AUD ORD -6,952 -6,952 11-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 116.00 AUD ORD 190 190 11-Dec-20 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -9,259 -9,259 11-Dec-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 3,917 3,917 11-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 158,457 158,457 11-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -8,665 -8,665 11-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -21,282 -21,282 11-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,212 -3,212 11-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -103,929 -103,929 11-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -33,113 -33,113 11-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,504 -1,504 14-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,496 3,496 14-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,808 5,808 14-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.61 AUD ORD -317 -317 14-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 113.94 AUD ORD 476 476 14-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 113.94 AUD ORD -2,863 -2,863 14-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 113.94 AUD ORD -589 -589 14-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.94 AUD ORD 490 490 14-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.94 AUD ORD 980 980 14-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.94 AUD ORD 100 100 14-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 113.94 AUD ORD 300 300 14-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 113.94 AUD ORD -3,088 -3,088 14-Dec-20 BlackRock Investment Management, LLC on mkt sell 113.94 AUD ORD -3,447 -3,447 14-Dec-20 BlackRock Investment Management, LLC on mkt sell 113.94 AUD ORD -576 -576 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -1,403 -1,403 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -27 -27 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -7,351 -7,351 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -2,001 -2,001 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -103 -103 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -5,598 -5,598 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -1,820 -1,820 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -714 -714 14-Dec-20 BlackRock Asset Management Deutschland AG on mkt sell 113.94 AUD ORD -696 -696 14-Dec-20 BlackRock Fund Advisors on mkt sell 113.94 AUD ORD -1,287 -1,287 14-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 113.94 AUD ORD -10,102 -10,102 14-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 113.94 AUD ORD -1,410 -1,410 14-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -50,300 -50,300 14-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -417 -417 14-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,261 -10,261 14-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2 2 14-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -453 -453 14-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 32,552 32,552 14-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 55 55 15-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,700 1,700 15-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 340 340 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -19,237 -19,237 15-Dec-20 BlackRock Advisors, LLC on mkt sell 112.37 AUD ORD -2,764 -2,764 15-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.37 AUD ORD -2,334 -2,334 15-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.37 AUD ORD -1,308 -1,308 15-Dec-20 BlackRock Advisors, LLC on mkt sell 112.37 AUD ORD -1,067 -1,067 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -16,589 -16,589 RIO page 233 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -2,861 -2,861 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -2,087 -2,087 15-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 112.37 AUD ORD -3,897 -3,897 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -9,537 -9,537 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -5,243 -5,243 15-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.37 AUD ORD -343 -343 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.53 AUD ORD -677 -677 15-Dec-20 BlackRock International Limited on mkt sell 112.37 AUD ORD -830 -830 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -552 -552 15-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.37 AUD ORD -292 -292 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.37 AUD ORD -191 -191 15-Dec-20 BlackRock Investment Management, LLC on mkt sell 112.37 AUD ORD -143 -143 15-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 112.42 AUD ORD -2,045 -2,045 15-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 112.42 AUD ORD -3,324 -3,324 15-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 112.42 AUD ORD 830 830 15-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 112.42 AUD ORD -285 -285 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.42 AUD ORD -11,273 -11,273 15-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 112.42 AUD ORD -3,378 -3,378 15-Dec-20 BlackRock Investment Management, LLC on mkt buy 112.42 AUD ORD 3,881 3,881 15-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 112.42 AUD ORD 1,612 1,612 15-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 510 510 15-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 22,027 22,027 15-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -10,366 -10,366 15-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -153,403 -153,403 15-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -524 -524 15-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -23,799 -23,799 15-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,212 2,212 15-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,047 -1,047 16-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.45 AUD ORD -186 -186 16-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.45 AUD ORD -108 -108 16-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 114.21 AUD ORD -2,140 -2,140 16-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 114.45 AUD ORD -82 -82 16-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 114.45 AUD ORD -143 -143 16-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 114.45 AUD ORD -188 -188 16-Dec-20 BlackRock Investment Management, LLC on mkt sell 114.45 AUD ORD -601 -601 16-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 872 872 16-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,014 5,014 16-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 114.50 AUD ORD 4,357 4,357 16-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 114.50 AUD ORD 4,284 4,284 16-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 114.50 AUD ORD 87 87 16-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 114.37 AUD ORD 11,154 11,154 16-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.37 AUD ORD 656 656 16-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.37 AUD ORD 264 264 16-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 114.37 AUD ORD -332 -332 16-Dec-20 BlackRock Asset Management North Asia Limited on mkt buy 114.37 AUD ORD 1,773 1,773 16-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 114.37 AUD ORD 664 664 16-Dec-20 BlackRock Investment Management, LLC on mkt sell 114.37 AUD ORD -812 -812 16-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.37 AUD ORD -18,021 -18,021 RIO page 234 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -316,274 -316,274 16-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -76,403 -76,403 16-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -56,965 -56,965 17-Dec-20 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,412 2,412 17-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 114.47 AUD ORD -2,342 -2,342 17-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 3,718 3,718 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.65 AUD ORD -251 -251 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.65 AUD ORD -347 -347 17-Dec-20 BlackRock Advisors, LLC on mkt sell 115.96 AUD ORD -1,586 -1,586 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.96 AUD ORD -6,449 -6,449 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.96 AUD ORD -1,371 -1,371 17-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 115.96 AUD ORD -1,558 -1,558 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.96 AUD ORD -4,130 -4,130 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.96 AUD ORD -1,988 -1,988 17-Dec-20 BlackRock Advisors, LLC on mkt sell 115.96 AUD ORD -443 -443 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.31 AUD ORD -317 -317 17-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 116.44 AUD ORD 1,107 1,107 17-Dec-20 BlackRock Asset Management Deutschland AG on mkt buy 116.44 AUD ORD 750 750 17-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 116.44 AUD ORD -3,280 -3,280 17-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.44 AUD ORD 420 420 17-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.44 AUD ORD 265 265 17-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 116.44 AUD ORD 150 150 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.44 AUD ORD -520 -520 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.44 AUD ORD -109 -109 17-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 116.44 AUD ORD 114 114 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.44 AUD ORD -450 -450 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 116.44 AUD ORD 772 772 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.44 AUD ORD -4,033 -4,033 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.44 AUD ORD -850 -850 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 116.44 AUD ORD 3,110 3,110 17-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 116.44 AUD ORD 1,773 1,773 17-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 240,070 240,070 17-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -331,208 -331,208 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.86 AUD ORD -681 -681 18-Dec-20 BlackRock Advisors, LLC on mkt sell 116.99 AUD ORD -3,025 -3,025 18-Dec-20 BlackRock Advisors, LLC on mkt sell 116.99 AUD ORD -965 -965 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.99 AUD ORD -2,228 -2,228 18-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 116.99 AUD ORD -3,371 -3,371 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.99 AUD ORD -7,843 -7,843 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 116.99 AUD ORD -4,713 -4,713 18-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,320 1,320 18-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 117.53 AUD ORD -589 -589 18-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 117.53 AUD ORD 222 222 18-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 117.53 AUD ORD -132 -132 18-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 117.53 AUD ORD 265 265 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.53 AUD ORD -784 -784 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 117.53 AUD ORD 323 323 RIO page 235 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Dec-20 BlackRock Asset Management North Asia Limited on mkt buy 117.53 AUD ORD 86 86 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 117.53 AUD ORD 395 395 18-Dec-20 BlackRock Investment Management, LLC on mkt sell 117.53 AUD ORD -2,455 -2,455 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -108 -108 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -547 -547 18-Dec-20 BlackRock Fund Advisors on mkt buy 117.53 AUD ORD 866 866 18-Dec-20 BlackRock Fund Advisors on mkt buy 117.53 AUD ORD 108 108 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.53 AUD ORD -447 -447 18-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 117.53 AUD ORD 340 340 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 117.53 AUD ORD 5,594 5,594 18-Dec-20 BlackRock Investment Management, LLC on mkt buy 117.53 AUD ORD 143 143 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -1,715 -1,715 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 117.53 AUD ORD 692 692 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 117.53 AUD ORD 107 107 18-Dec-20 BlackRock Asset Management North Asia Limited on mkt buy 117.53 AUD ORD 27 27 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 117.53 AUD ORD 130 130 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 117.53 AUD ORD 6,977 6,977 18-Dec-20 BlackRock Fund Advisors on mkt buy 117.53 AUD ORD 290 290 18-Dec-20 BlackRock Fund Advisors on mkt buy 117.53 AUD ORD 35 35 18-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 117.53 AUD ORD 112 112 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 117.53 AUD ORD 1,870 1,870 18-Dec-20 BlackRock Investment Management, LLC on mkt buy 117.53 AUD ORD 46 46 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 117.53 AUD ORD 15,417 15,417 18-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 117.53 AUD ORD 233 233 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -1,779 -1,779 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 117.53 AUD ORD 668 668 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 117.53 AUD ORD -6,478 -6,478 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 117.53 AUD ORD 815 815 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 117.53 AUD ORD -1,849 -1,849 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -1,621 -1,621 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -412 -412 18-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 117.53 AUD ORD 703 703 18-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 117.53 AUD ORD 11,589 11,589 18-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 117.53 AUD ORD -1,636 -1,636 18-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 32,289 32,289 18-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 574,007 574,007 18-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 74,107 74,107 18-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,164 2,164 21-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,859 1,859 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.82 AUD ORD -936 -936 21-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 117.29 AUD ORD -22 -22 21-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 117.29 AUD ORD -40 -40 21-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 117.29 AUD ORD -55 -55 21-Dec-20 BlackRock Advisors, LLC on mkt sell 117.29 AUD ORD -472 -472 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 117.73 AUD ORD 112 112 RIO page 236 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 117.29 AUD ORD -36 -36 21-Dec-20 BlackRock Advisors, LLC on mkt sell 117.29 AUD ORD -13 -13 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.29 AUD ORD -3,235 -3,235 21-Dec-20 BlackRock Investment Management, LLC on mkt sell 117.29 AUD ORD -28 -28 21-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 117.29 AUD ORD -406 -406 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.29 AUD ORD -74 -74 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.29 AUD ORD -928 -928 21-Dec-20 BlackRock Advisors, LLC on mkt sell 117.74 AUD ORD -2,972 -2,972 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.74 AUD ORD -20,349 -20,349 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.74 AUD ORD -5,841 -5,841 21-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 117.74 AUD ORD -2,555 -2,555 21-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 117.74 AUD ORD -462 -462 21-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 117.74 AUD ORD -255 -255 21-Dec-20 BlackRock Japan Co., Ltd. on mkt sell 117.74 AUD ORD -346 -346 21-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 117.74 AUD ORD -224 -224 21-Dec-20 BlackRock Investment Management, LLC on mkt sell 117.74 AUD ORD -179 -179 21-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 117.74 AUD ORD -137 -137 21-Dec-20 BlackRock Advisors, LLC on mkt sell 117.74 AUD ORD -83 -83 21-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 118.60 AUD ORD 60 60 21-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 118.60 AUD ORD -95 -95 21-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 118.60 AUD ORD 265 265 21-Dec-20 BlackRock Investment Management (UK) Limited on mkt buy 118.60 AUD ORD 1,038 1,038 21-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 118.60 AUD ORD -8,529 -8,529 21-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,183 1,183 21-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -11,640 -11,640 21-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 59,252 59,252 21-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 6,293 6,293 21-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 3 3 22-Dec-20 BlackRock Asset Management Deutschland AG on mkt sell 115.41 AUD ORD -3,750 -3,750 22-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.93 AUD ORD -596 -596 22-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 116.73 AUD ORD -753 -753 22-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 6,332 6,332 22-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD -500 -500 22-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD -600 -600 22-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.41 AUD ORD 4,090 4,090 22-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.41 AUD ORD 831 831 22-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 115.41 AUD ORD -830 -830 22-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.41 AUD ORD 60 60 22-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.41 AUD ORD 321 321 22-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.41 AUD ORD 265 265 22-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.41 AUD ORD 450 450 22-Dec-20 BlackRock Advisors (UK) Limited on mkt sell 115.41 AUD ORD -249 -249 22-Dec-20 BlackRock Investment Management, LLC on mkt buy 115.41 AUD ORD 1,747 1,747 22-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 115.41 AUD ORD -1,410 -1,410 22-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -524,416 -524,416 22-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -80,400 -80,400 22-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 109,933 109,933 23-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD -495 -495 23-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,752 1,752 23-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,250 1,250 23-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 114.86 AUD ORD -4,413 -4,413 23-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 114.86 AUD ORD -2,559 -2,559 RIO page 237 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.76 AUD ORD -977 -977 23-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.76 AUD ORD -240 -240 23-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.76 AUD ORD -232 -232 23-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 114.85 AUD ORD 2,045 2,045 23-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.85 AUD ORD 1,664 1,664 23-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.85 AUD ORD 66 66 23-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.85 AUD ORD 180 180 23-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.85 AUD ORD 560 560 23-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 114.85 AUD ORD 107 107 23-Dec-20 BlackRock Fund Advisors on mkt buy 114.85 AUD ORD 25 25 23-Dec-20 BlackRock Asset Management Canada Limited on mkt buy 114.85 AUD ORD 124 124 23-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 114.85 AUD ORD 10,575 10,575 23-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -770 -770 23-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 11,081 11,081 23-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 155,763 155,763 23-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -110,233 -110,233 24-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 1,245 1,245 24-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.35 AUD ORD 1,107 1,107 24-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.35 AUD ORD 210 210 24-Dec-20 BlackRock Fund Advisors on mkt buy 115.35 AUD ORD 1,481 1,481 24-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 2,004 2,004 24-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 59 59 24-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -116,659 -116,659 24-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 36 36 24-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,664 1,664 24-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -671 -671 24-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 38 38 25-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -262,004 -262,004 25-Dec-20 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -59 -59 25-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -157,436 -157,436 25-Dec-20 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -36 -36 25-Dec-20 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,664 -1,664 25-Dec-20 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,196 -1,196 25-Dec-20 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -38 -38 28-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 7,260 7,260 28-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 216 216 28-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 261,710 261,710 28-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 119,808 119,808 29-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 5,268 5,268 29-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.28 AUD ORD 3,138 3,138 29-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -30,094 -30,094 29-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 448,969 448,969 30-Dec-20 BlackRock Fund Advisors in specie n/a AUD ORD 10,890 10,890 30-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.31 AUD ORD 5,524 5,524 30-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.32 AUD ORD 446 446 30-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.32 AUD ORD 144 144 30-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 115.32 AUD ORD 190 190 30-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 115.78 AUD ORD 654 654 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 833 833 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 656 656 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 830 830 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 830 830 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 1,660 1,660 RIO page 238 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 589 589 30-Dec-20 BlackRock Advisors (UK) Limited on mkt buy 115.78 AUD ORD 140 140 30-Dec-20 BlackRock Asset Management Canada Limited on mkt sell 115.78 AUD ORD -464 -464 30-Dec-20 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,001 -2,001 30-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 30,902 30,902 31-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 115.71 AUD ORD -533 -533 31-Dec-20 BlackRock Investment Management (Australia) Limited on mkt buy 113.83 AUD ORD 2,045 2,045 31-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 113.83 AUD ORD -634 -634 31-Dec-20 BlackRock Investment Management (Australia) Limited on mkt sell 113.83 AUD ORD -2,900 -2,900 31-Dec-20 BlackRock Investment Management (UK) Limited on mkt sell 113.83 AUD ORD -45,067 -45,067 31-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 113.83 AUD ORD 532 532 31-Dec-20 BlackRock Institutional Trust Company, National Association on mkt sell 113.83 AUD ORD -1,753 -1,753 31-Dec-20 BlackRock Institutional Trust Company, National Association on mkt buy 113.83 AUD ORD 1,753 1,753 31-Dec-20 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -39,101 -39,101 01-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -262,000 -262,000 01-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -598,153 -598,153 04-Jan-21 BlackRock Investment Management, LLC on mkt sell 115.36 AUD ORD -894 -894 04-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 265,542 265,542 04-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 446,026 446,026 05-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,095 1,095 05-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 750 750 05-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 117.69 AUD ORD -315 -315 05-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 117.71 AUD ORD -1,557 -1,557 05-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 117.71 AUD ORD -618 -618 05-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.71 AUD ORD -3,161 -3,161 05-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.79 AUD ORD 2,454 2,454 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 2,499 2,499 05-Jan-21 BlackRock Asset Management Deutschland AG on mkt buy 117.79 AUD ORD 377 377 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 656 656 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.75 AUD ORD 42,330 42,330 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 590 590 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 210 210 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 840 840 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 50 50 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 293 293 05-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 117.79 AUD ORD -64 -64 05-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.79 AUD ORD 727 727 05-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 117.79 AUD ORD -189 -189 05-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 117.79 AUD ORD -1,607 -1,607 05-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 117.79 AUD ORD 34 34 05-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.79 AUD ORD 27,363 27,363 05-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 117.79 AUD ORD -123 -123 05-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,545 -3,545 05-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 92,036 92,036 05-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,406 4,406 06-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 116.17 AUD ORD -61 -61 06-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 116.41 AUD ORD 1,376 1,376 06-Jan-21 BlackRock Japan Co., Ltd. on mkt sell 116.17 AUD ORD -546 -546 06-Jan-21 BlackRock Japan Co., Ltd. on mkt sell 116.17 AUD ORD -499 -499 06-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 116.17 AUD ORD -483 -483 RIO page 239 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 116.41 AUD ORD 458 458 06-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,534 6,534 06-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 726 726 06-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD -162 -162 06-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.71 AUD ORD 513 513 06-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.71 AUD ORD 55 55 06-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.71 AUD ORD 48 48 06-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 115.75 AUD ORD -3,336 -3,336 06-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 115.75 AUD ORD 160 160 06-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 115.75 AUD ORD 400 400 06-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 115.75 AUD ORD 480 480 06-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 115.75 AUD ORD 266 266 06-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.75 AUD ORD -12,384 -12,384 06-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.75 AUD ORD -6,499 -6,499 06-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 700 700 06-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 3 3 06-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,822 -10,822 06-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,404 -4,404 07-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD -14,283 -14,283 07-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 500 500 07-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,914 1,914 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.11 AUD ORD 1,841 1,841 07-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 125.11 AUD ORD 254 254 07-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 125.11 AUD ORD 348 348 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.11 AUD ORD 2,567 2,567 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.11 AUD ORD 4,004 4,004 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.11 AUD ORD 195 195 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.11 AUD ORD 173 173 07-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.66 AUD ORD 1,221 1,221 07-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 125.66 AUD ORD -131 -131 07-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 125.66 AUD ORD 560 560 07-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 125.66 AUD ORD 13,308 13,308 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.66 AUD ORD -6,440 -6,440 07-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 125.66 AUD ORD 10,033 10,033 07-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 125.66 AUD ORD -22,627 -22,627 07-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 125.66 AUD ORD -9,495 -9,495 07-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 125.66 AUD ORD 1,274 1,274 07-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.66 AUD ORD -3,011 -3,011 07-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 199,309 199,309 07-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -408,152 -408,152 07-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,998 2,998 08-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.25 AUD ORD 4,781 4,781 08-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.25 AUD ORD 452 452 08-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.26 AUD ORD 6,585 6,585 08-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,630 3,630 08-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.94 AUD ORD -3,457 -3,457 08-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 123.96 AUD ORD 109 109 08-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.96 AUD ORD 2,330 2,330 08-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.94 AUD ORD -158 -158 RIO page 240 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.94 AUD ORD -913 -913 08-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.94 AUD ORD -1,014 -1,014 08-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.94 AUD ORD -131 -131 08-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.01 AUD ORD 10,989 10,989 08-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.01 AUD ORD 814 814 08-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 124.01 AUD ORD 1,660 1,660 08-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 124.01 AUD ORD -955 -955 08-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.01 AUD ORD -769 -769 08-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.01 AUD ORD -6,428 -6,428 08-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 124.01 AUD ORD 1,465 1,465 08-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -179,312 -179,312 08-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 29,119 29,119 08-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 117,472 117,472 11-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,508 3,508 11-Jan-21 BlackRock Fund Advisors on mkt sell 122.63 AUD ORD -679 -679 11-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 122.63 AUD ORD -747 -747 11-Jan-21 BlackRock Advisors, LLC on mkt sell 122.63 AUD ORD -2,663 -2,663 11-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.63 AUD ORD -39 -39 11-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.63 AUD ORD -564 -564 11-Jan-21 BlackRock Advisors, LLC on mkt sell 122.63 AUD ORD -627 -627 11-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 124.01 AUD ORD 1,962 1,962 11-Jan-21 BlackRock International Limited on mkt sell 122.63 AUD ORD -145 -145 11-Jan-21 BlackRock Investment Management, LLC on mkt sell 122.63 AUD ORD -236 -236 11-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 122.40 AUD ORD 3,332 3,332 11-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 122.40 AUD ORD 656 656 11-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.40 AUD ORD -12,387 -12,387 11-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.40 AUD ORD -5,904 -5,904 11-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 122.40 AUD ORD 356 356 11-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 243,038 243,038 11-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -3,494 -3,494 11-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -120,472 -120,472 12-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 122.62 AUD ORD -40 -40 12-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD -996 -996 12-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,000 1,000 12-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,500 1,500 12-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,534 6,534 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.72 AUD ORD 106 106 12-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.69 AUD ORD -1,036 -1,036 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.69 AUD ORD -3,338 -3,338 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.69 AUD ORD -1,841 -1,841 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.69 AUD ORD -1,117 -1,117 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.69 AUD ORD -2,133 -2,133 12-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.69 AUD ORD -518 -518 12-Jan-21 BlackRock Investment Management, LLC on mkt sell 121.69 AUD ORD -161 -161 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.69 AUD ORD -173 -173 12-Jan-21 BlackRock Asset Management Canada Limited on mkt sell 121.69 AUD ORD -348 -348 12-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.72 AUD ORD -394 -394 12-Jan-21 BlackRock Japan Co., Ltd. on mkt sell 122.25 AUD ORD -313 -313 12-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.41 AUD ORD 837 837 12-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.41 AUD ORD 222 222 RIO page 241 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.41 AUD ORD 360 360 12-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.41 AUD ORD 287 287 12-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.41 AUD ORD 100 100 12-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 121.41 AUD ORD -2,239 -2,239 12-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 121.41 AUD ORD 91 91 12-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 121.41 AUD ORD 314 314 12-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 121.41 AUD ORD 133 133 12-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.41 AUD ORD 1,140 1,140 12-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -238,926 -238,926 12-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 223,271 223,271 12-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 55,405 55,405 12-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 226,606 226,606 13-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 121.60 AUD ORD -353 -353 13-Jan-21 BlackRock Japan Co., Ltd. on mkt sell 121.60 AUD ORD -446 -446 13-Jan-21 BlackRock Japan Co., Ltd. on mkt sell 121.60 AUD ORD -556 -556 13-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 121.60 AUD ORD -1,346 -1,346 13-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,914 1,914 13-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,628 2,628 13-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 121.49 AUD ORD 12,600 12,600 13-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 122.70 AUD ORD -8,300 -8,300 13-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.51 AUD ORD 737 737 13-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.51 AUD ORD 9,981 9,981 13-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.54 AUD ORD 6,670 6,670 13-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.95 AUD ORD -2,345 -2,345 13-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.98 AUD ORD -692 -692 13-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.98 AUD ORD -650 -650 13-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.74 AUD ORD 830 830 13-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.74 AUD ORD -190 -190 13-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.74 AUD ORD -190 -190 13-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.74 AUD ORD 50 50 13-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.74 AUD ORD -5,080 -5,080 13-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.74 AUD ORD 1,254 1,254 13-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.74 AUD ORD -2,900 -2,900 13-Jan-21 BlackRock Investment Management, LLC on mkt sell 120.74 AUD ORD -839 -839 13-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.74 AUD ORD -9,961 -9,961 13-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 120.74 AUD ORD -225 -225 13-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,935 -7,935 13-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 122.42 AUD ORD 75,480 75,480 13-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 271,790 271,790 13-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 105,260 105,260 13-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -55,405 -55,405 13-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -115,218 -115,218 14-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.58 AUD ORD -195 -195 14-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.58 AUD ORD -721 -721 14-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.58 AUD ORD -2,557 -2,557 14-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.58 AUD ORD -123 -123 14-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.58 AUD ORD -434 -434 14-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,630 3,630 14-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 12,264 12,264 14-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,526 1,526 RIO page 242 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.66 AUD ORD -215 -215 14-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 17,520 17,520 14-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.66 AUD ORD 837 837 14-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.66 AUD ORD 1,660 1,660 14-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 119.66 AUD ORD -223 -223 14-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 119.66 AUD ORD -288 -288 14-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 119.66 AUD ORD -285 -285 14-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 119.66 AUD ORD -570 -570 14-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 119.66 AUD ORD -266 -266 14-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.66 AUD ORD 223 223 14-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.66 AUD ORD -518 -518 14-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.66 AUD ORD 2,060 2,060 14-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 11,388 11,388 14-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -280,218 -280,218 14-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -15,524 -15,524 14-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 345,775 345,775 15-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 121.44 AUD ORD -1,594 -1,594 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,534 6,534 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 888 888 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD -168 -168 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,385 4,385 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,631 2,631 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 15,786 15,786 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 21,925 21,925 15-Jan-21 BlackRock Advisors, LLC on mkt buy 120.67 AUD ORD 2,504 2,504 15-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 120.67 AUD ORD 1,171 1,171 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 10,508 10,508 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 873 873 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 1,056 1,056 15-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 120.67 AUD ORD 2,499 2,499 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 5,251 5,251 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 6,315 6,315 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.83 AUD ORD 646 646 15-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 120.67 AUD ORD 567 567 15-Jan-21 BlackRock Advisors, LLC on mkt buy 120.67 AUD ORD 552 552 15-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.67 AUD ORD 477 477 15-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 120.67 AUD ORD 562 562 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 357 357 15-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.67 AUD ORD 353 353 15-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 120.67 AUD ORD 313 313 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.67 AUD ORD 257 257 15-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.52 AUD ORD 652 652 15-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.52 AUD ORD -223 -223 15-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.52 AUD ORD 320 320 15-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 120.52 AUD ORD 720 720 15-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.52 AUD ORD -376 -376 15-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.52 AUD ORD -376 -376 15-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 120.52 AUD ORD -2,263 -2,263 15-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 120.52 AUD ORD -7,486 -7,486 15-Jan-21 BlackRock Investment Management, LLC on mkt sell 120.52 AUD ORD -440 -440 15-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 120.52 AUD ORD -363 -363 15-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 120.52 AUD ORD 146 146 RIO page 243 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jan-21 BlackRock Fund Advisors on mkt buy 120.52 AUD ORD 1,454 1,454 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.52 AUD ORD -4,741 -4,741 15-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.52 AUD ORD -244 -244 15-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 676 676 15-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -152,659 -152,659 15-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 616,288 616,288 15-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -457,163 -457,163 18-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.41 AUD ORD 2,689 2,689 18-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 118.79 AUD ORD 4,305 4,305 18-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -5,000 -5,000 18-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -520,311 -520,311 18-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 591,115 591,115 19-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,474 -3,474 19-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,375 4,375 19-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 12,250 12,250 19-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.63 AUD ORD 80 80 19-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.63 AUD ORD 320 320 19-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.63 AUD ORD 1,040 1,040 19-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 119.63 AUD ORD -2,870 -2,870 19-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.63 AUD ORD 1,532 1,532 19-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 672 672 19-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -22,939 -22,939 19-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -91,540 -91,540 19-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -18,084 -18,084 20-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 119.94 AUD ORD 7,903 7,903 20-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.96 AUD ORD 406 406 20-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.96 AUD ORD 173 173 20-Jan-21 BlackRock Japan Co., Ltd. on mkt buy 119.96 AUD ORD 161 161 20-Jan-21 BlackRock Japan Co., Ltd. on mkt buy 119.96 AUD ORD 157 157 20-Jan-21 BlackRock Investment Management, LLC on mkt buy 119.96 AUD ORD 822 822 20-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.96 AUD ORD 12,457 12,457 20-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.95 AUD ORD 1,015 1,015 20-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.96 AUD ORD 15,420 15,420 20-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.96 AUD ORD 5,102 5,102 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,052 1,052 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,110 1,110 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,110 1,110 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 54 54 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,255 1,255 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,754 1,754 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,631 2,631 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,754 1,754 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,506 1,506 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 12,278 12,278 20-Jan-21 BlackRock Investment Management (UK) Limited on mkt buy 119.96 AUD ORD 150 150 20-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.80 AUD ORD 267 267 20-Jan-21 BlackRock Fund Advisors on mkt buy 119.80 AUD ORD 20 20 20-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 119.80 AUD ORD -5,091 -5,091 20-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.80 AUD ORD 289 289 20-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 10,524 10,524 20-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -43,156 -43,156 20-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 95,632 95,632 20-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3 3 20-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -25,707 -25,707 RIO page 244 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,110 1,110 21-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,110 1,110 21-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 540 540 21-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,750 1,750 21-Jan-21 BlackRock Fund Advisors on mkt sell 120.90 AUD ORD -20 -20 21-Jan-21 BlackRock Advisors, LLC on mkt buy 121.53 AUD ORD 233 233 21-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.53 AUD ORD 1,751 1,751 21-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.53 AUD ORD 431 431 21-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 121.53 AUD ORD 451 451 21-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.53 AUD ORD 988 988 21-Jan-21 BlackRock Advisors, LLC on mkt buy 121.53 AUD ORD 109 109 21-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.88 AUD ORD -7,328 -7,328 21-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.88 AUD ORD 36,916 36,916 21-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.88 AUD ORD 316 316 21-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 664 664 21-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -43,853 -43,853 21-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,352 1,352 21-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3 -3 21-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -531,577 -531,577 22-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,631 2,631 22-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 22-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 850 850 22-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.76 AUD ORD 437 437 22-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.55 AUD ORD 1,290 1,290 22-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.55 AUD ORD 1,150 1,150 22-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.55 AUD ORD 907 907 22-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.32 AUD ORD 6,696 6,696 22-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.32 AUD ORD 16,740 16,740 22-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 119.32 AUD ORD 66 66 22-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.32 AUD ORD 11,534 11,534 22-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 119.32 AUD ORD 109 109 22-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.32 AUD ORD -31,316 -31,316 22-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 10,003 10,003 22-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -346,704 -346,704 22-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3 -3 25-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,007 2,007 25-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 726 726 25-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.15 AUD ORD 613 613 25-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 119.52 AUD ORD 20 20 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 1,674 1,674 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 10,044 10,044 25-Jan-21 BlackRock Asset Management Deutschland AG on mkt buy 121.77 AUD ORD 376 376 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 120 120 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 623 623 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 534 534 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 316 316 25-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.77 AUD ORD 3,117 3,117 25-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 121.77 AUD ORD 3,632 3,632 25-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.77 AUD ORD 1,195 1,195 25-Jan-21 BlackRock Investment Management, LLC on mkt buy 121.77 AUD ORD 768 768 25-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.77 AUD ORD -266 -266 25-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,352 1,352 25-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 91,762 91,762 25-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 9,423 9,423 RIO page 245 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 26,856 26,856 26-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,385 4,385 26-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 184 184 26-Jan-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 3,233 3,233 26-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -102,384 -102,384 26-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 26 26 26-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 21,291 21,291 26-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -34,558 -34,558 26-Jan-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 316 316 27-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 118.21 AUD ORD 240 240 27-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.28 AUD ORD 648 648 27-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.95 AUD ORD 2,211 2,211 27-Jan-21 BlackRock Fund Advisors on mkt buy 117.95 AUD ORD 7,913 7,913 27-Jan-21 BlackRock Investment Management, LLC on mkt buy 117.28 AUD ORD 431 431 27-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,658 8,658 27-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,004 1,004 27-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,008 2,008 27-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 502 502 27-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.13 AUD ORD 11,265 11,265 27-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.13 AUD ORD 992 992 27-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.13 AUD ORD 13,708 13,708 27-Jan-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.13 AUD ORD 8,853 8,853 27-Jan-21 BlackRock Asset Management Deutschland AG on mkt buy 117.01 AUD ORD 376 376 27-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.05 AUD ORD 3,352 3,352 27-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.05 AUD ORD 65 65 27-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 117.05 AUD ORD -1,660 -1,660 27-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.05 AUD ORD 50 50 27-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 117.05 AUD ORD 150 150 27-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 117.05 AUD ORD -4,210 -4,210 27-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 117.05 AUD ORD -2,249 -2,249 27-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.05 AUD ORD -668 -668 27-Jan-21 BlackRock Asset Management Canada Limited on mkt sell 117.05 AUD ORD -106 -106 27-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.05 AUD ORD -2,963 -2,963 27-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.05 AUD ORD -641 -641 27-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -13,470 -13,470 27-Jan-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -3,233 -3,233 27-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -21,714 -21,714 27-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -26 -26 27-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -30,679 -30,679 27-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -6,896 -6,896 27-Jan-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -316 -316 28-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 11,544 11,544 28-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,712 8,712 28-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,082 5,082 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.80 AUD ORD 866 866 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 295 295 28-Jan-21 BlackRock Advisors, LLC on mkt buy 113.59 AUD ORD 1,372 1,372 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 2,204 2,204 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 1,956 1,956 28-Jan-21 BlackRock Advisors, LLC on mkt buy 113.59 AUD ORD 379 379 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 5,597 5,597 RIO page 246 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 648 648 28-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 113.59 AUD ORD 1,433 1,433 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 2,858 2,858 28-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD 2,193 2,193 28-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.59 AUD ORD 191 191 28-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 113.70 AUD ORD 3,344 3,344 28-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 113.70 AUD ORD 120 120 28-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 113.70 AUD ORD 107 107 28-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 113.70 AUD ORD 100 100 28-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 113.70 AUD ORD 5,186 5,186 28-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 113.70 AUD ORD -5,261 -5,261 28-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3,916 3,916 28-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 398 398 29-Jan-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,110 1,110 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 1,310 1,310 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 2,308 2,308 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 1,140 1,140 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.65 AUD ORD 274 274 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 407 407 29-Jan-21 BlackRock Advisors, LLC on mkt buy 110.98 AUD ORD 953 953 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 1,092 1,092 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 191 191 29-Jan-21 BlackRock Advisors, LLC on mkt buy 110.98 AUD ORD 650 650 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.98 AUD ORD 420 420 29-Jan-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.98 AUD ORD 403 403 29-Jan-21 BlackRock Asset Management Canada Limited on mkt buy 110.98 AUD ORD 1,121 1,121 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.56 AUD ORD 479 479 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.56 AUD ORD 64 64 29-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 110.31 AUD ORD -2,054 -2,054 29-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 110.31 AUD ORD 1,672 1,672 29-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 110.74 AUD ORD -77,190 -77,190 29-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 110.31 AUD ORD 243 243 29-Jan-21 BlackRock Advisors (UK) Limited on mkt buy 110.31 AUD ORD 294 294 29-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 110.31 AUD ORD -6,116 -6,116 29-Jan-21 BlackRock Asset Management Canada Limited on mkt sell 110.31 AUD ORD -2,610 -2,610 29-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 110.31 AUD ORD -5,451 -5,451 29-Jan-21 BlackRock Investment Management (Australia) Limited on mkt sell 110.31 AUD ORD -74,052 -74,052 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.31 AUD ORD 4,908 4,908 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.31 AUD ORD 2,673 2,673 29-Jan-21 BlackRock Fund Advisors on mkt sell 110.31 AUD ORD -579 -579 29-Jan-21 BlackRock Investment Management (UK) Limited on mkt sell 110.31 AUD ORD -653 -653 29-Jan-21 BlackRock Advisors, LLC on mkt sell 110.31 AUD ORD -2,154 -2,154 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 110.31 AUD ORD -47 -47 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 110.31 AUD ORD -421 -421 29-Jan-21 BlackRock Advisors, LLC on mkt sell 110.31 AUD ORD -403 -403 29-Jan-21 BlackRock Investment Management, LLC on mkt sell 110.31 AUD ORD -195 -195 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.31 AUD ORD 1,593 1,593 RIO page 247 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt sell 110.31 AUD ORD -2,461 -2,461 29-Jan-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.31 AUD ORD 868 868 29-Jan-21 BlackRock Advisors (UK) Limited on mkt sell 109.95 AUD ORD -1,660 -1,660 29-Jan-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 545 545 29-Jan-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 132,473 132,473 29-Jan-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -34 -34 29-Jan-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 939 939 29-Jan-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -26,332 -26,332 01-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 01-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 638 638 01-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -62 -62 01-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.06 AUD ORD 363 363 01-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.29 AUD ORD -1,315 -1,315 01-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.27 AUD ORD 1,484 1,484 01-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 111.27 AUD ORD -265 -265 01-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 111.27 AUD ORD -98 -98 01-Feb-21 BlackRock Investment Management, LLC on mkt sell 111.27 AUD ORD -424 -424 01-Feb-21 BlackRock Investment Management, LLC on mkt sell 111.27 AUD ORD -1,147 -1,147 01-Feb-21 BlackRock Investment Management, LLC on mkt sell 111.27 AUD ORD -574 -574 01-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.27 AUD ORD 2,241 2,241 01-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.27 AUD ORD 207 207 01-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 207,368 207,368 01-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -122,441 -122,441 01-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 153,423 153,423 01-Feb-21 APERIO GROUP LLC in specie n/a AUD ORD 9,721 9,721 02-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 113.85 AUD ORD 18 18 02-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,260 7,260 02-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,480 -3,480 02-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,756 1,756 02-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.61 AUD ORD 72 72 02-Feb-21 BlackRock Advisors, LLC on mkt buy 114.72 AUD ORD 125 125 02-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 115.03 AUD ORD -830 -830 02-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 115.03 AUD ORD -1,660 -1,660 02-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 115.03 AUD ORD 118 118 02-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 115.03 AUD ORD -226 -226 02-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -179,176 -179,176 02-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 31,362 31,362 02-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 41,060 41,060 03-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 113.82 AUD ORD -4,418 -4,418 03-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,178 2,178 03-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,178 2,178 03-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,105 1,105 03-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 835 835 03-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.81 AUD ORD 5,492 5,492 03-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.81 AUD ORD 545 545 03-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.81 AUD ORD 7,575 7,575 03-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.81 AUD ORD 5,367 5,367 03-Feb-21 BlackRock Investment Management, LLC on mkt buy 113.90 AUD ORD 143 143 03-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.90 AUD ORD 432 432 03-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 113.90 AUD ORD 148 148 03-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 113.90 AUD ORD 251 251 03-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 113.90 AUD ORD 266 266 03-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 113.90 AUD ORD 314 314 RIO page 248 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 113.90 AUD ORD 241 241 03-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 113.90 AUD ORD 269 269 03-Feb-21 BlackRock Investment Management, LLC on mkt buy 113.90 AUD ORD 611 611 03-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.83 AUD ORD 172 172 03-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 113.90 AUD ORD 309 309 03-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.90 AUD ORD 125 125 03-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD 11,396 11,396 03-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 113.76 AUD ORD -610 -610 03-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.76 AUD ORD -2,696 -2,696 03-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.76 AUD ORD -967 -967 03-Feb-21 BlackRock Fund Advisors on mkt sell 113.76 AUD ORD -2,165 -2,165 03-Feb-21 BlackRock Fund Advisors on mkt buy 113.76 AUD ORD 934 934 03-Feb-21 BlackRock Fund Advisors on mkt buy 113.76 AUD ORD 1,429 1,429 03-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.76 AUD ORD 8,758 8,758 03-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 945 945 03-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,691 1,691 03-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1 1 03-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -194,776 -194,776 03-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2 2 04-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,162 -3,162 04-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -6,324 -6,324 04-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,658 8,658 04-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,139 6,139 04-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,508 3,508 04-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,986 7,986 04-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.98 AUD ORD 173 173 04-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 113.98 AUD ORD 184 184 04-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.98 AUD ORD 954 954 04-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.98 AUD ORD 281 281 04-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.98 AUD ORD 989 989 04-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.67 AUD ORD 41 41 04-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 114.28 AUD ORD 471 471 04-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 114.28 AUD ORD -2,481 -2,481 04-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 114.28 AUD ORD 957 957 04-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 114.28 AUD ORD 300 300 04-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 114.28 AUD ORD 560 560 04-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 114.28 AUD ORD 334 334 04-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 114.28 AUD ORD -4,352 -4,352 04-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 114.28 AUD ORD 368 368 04-Feb-21 BlackRock Investment Management, LLC on mkt buy 114.28 AUD ORD 617 617 04-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.28 AUD ORD 355 355 04-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 86,525 86,525 04-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 20,273 20,273 04-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2 -2 04-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,776 4,776 04-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2 -2 05-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.81 AUD ORD 55 55 05-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -31 -31 05-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 275 275 05-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.51 AUD ORD 1,937 1,937 RIO page 249 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.51 AUD ORD 332 332 05-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.51 AUD ORD 342 342 05-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.33 AUD ORD -166 -166 05-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 113.33 AUD ORD 7,515 7,515 05-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 113.33 AUD ORD 120 120 05-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 113.33 AUD ORD 300 300 05-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 113.33 AUD ORD 243 243 05-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 113.33 AUD ORD -188 -188 05-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 113.33 AUD ORD 96 96 05-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 113.33 AUD ORD -4,683 -4,683 05-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 113.33 AUD ORD -4,849 -4,849 05-Feb-21 BlackRock Fund Advisors on mkt sell 113.33 AUD ORD -380 -380 05-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 113.33 AUD ORD 66 66 05-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.33 AUD ORD 286 286 05-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.33 AUD ORD 4,694 4,694 05-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 113.33 AUD ORD -4,163 -4,163 05-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.33 AUD ORD 1,628 1,628 05-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 9,552 9,552 05-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -20,347 -20,347 05-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,691 3,691 05-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -4,822 -4,822 08-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 116.37 AUD ORD 155 155 08-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 117.20 AUD ORD 66 66 08-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 117.20 AUD ORD -5,151 -5,151 08-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 166 166 08-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -93,059 -93,059 08-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 328 328 08-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 378,861 378,861 08-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 17 17 08-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,853 1,853 08-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 697 697 08-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 47 47 09-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 116.75 AUD ORD -15,346 -15,346 09-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,255 1,255 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.67 AUD ORD -357 -357 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.67 AUD ORD -2,299 -2,299 09-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 116.67 AUD ORD -477 -477 09-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 116.67 AUD ORD -882 -882 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.67 AUD ORD -7,537 -7,537 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.67 AUD ORD -1,346 -1,346 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 116.71 AUD ORD 272 272 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.67 AUD ORD -254 -254 09-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 116.67 AUD ORD -353 -353 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.78 AUD ORD -44 -44 09-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 116.70 AUD ORD -198 -198 09-Feb-21 BlackRock Advisors, LLC on mkt sell 116.70 AUD ORD -498 -498 09-Feb-21 BlackRock Advisors, LLC on mkt sell 116.70 AUD ORD -142 -142 09-Feb-21 BlackRock International Limited on mkt sell 116.70 AUD ORD -299 -299 09-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 116.57 AUD ORD 160 160 09-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 116.57 AUD ORD 560 560 09-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 116.57 AUD ORD -214 -214 RIO page 250 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.57 AUD ORD -7,205 -7,205 09-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 116.57 AUD ORD 2,893 2,893 09-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -173 -173 09-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -257 -257 09-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -79,790 -79,790 09-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 3 3 09-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 828 828 09-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,366 2,366 09-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 45 45 10-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 117.09 AUD ORD -245 -245 10-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 220 220 10-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -33,201 -33,201 10-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,637 2,637 10-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,004 1,004 10-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.47 AUD ORD 1,976 1,976 10-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.47 AUD ORD 169 169 10-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.47 AUD ORD 2,740 2,740 10-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 680 680 10-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.45 AUD ORD 40 40 10-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 117.52 AUD ORD 120 120 10-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 117.52 AUD ORD 150 150 10-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 117.52 AUD ORD 864 864 10-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.55 AUD ORD -195 -195 10-Feb-21 BlackRock Japan Co., Ltd. on mkt sell 117.53 AUD ORD -309 -309 10-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.69 AUD ORD 1,014 1,014 10-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.69 AUD ORD 174 174 10-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.69 AUD ORD 148 148 10-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 117.43 AUD ORD -214 -214 10-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 117.43 AUD ORD 50 50 10-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 117.43 AUD ORD -3,188 -3,188 10-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 117.43 AUD ORD 991 991 10-Feb-21 BlackRock Fund Advisors on mkt buy 117.43 AUD ORD 1,188 1,188 10-Feb-21 BlackRock Fund Advisors on mkt buy 117.43 AUD ORD 784 784 10-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 11,427 11,427 10-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 10,645 10,645 10-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -71 -71 10-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -64,209 -64,209 10-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -21 -21 10-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,445 -2,445 10-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,574 -1,574 10-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -92 -92 11-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,625 3,625 11-Feb-21 BlackRock Advisors, LLC on mkt buy 119.09 AUD ORD 510 510 11-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.09 AUD ORD 845 845 11-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.09 AUD ORD 3,240 3,240 11-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.09 AUD ORD 408 408 11-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 119.09 AUD ORD 1,027 1,027 11-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.09 AUD ORD 650 650 11-Feb-21 BlackRock Advisors, LLC on mkt buy 119.09 AUD ORD 171 171 11-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 118.72 AUD ORD -742 -742 11-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 118.72 AUD ORD 3,422 3,422 RIO page 251 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.72 AUD ORD -111 -111 11-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,162 -3,162 11-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,624 -10,624 11-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -13,889 -13,889 11-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -142 -142 11-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,500 -3,500 12-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.79 AUD ORD 201 201 12-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,506 1,506 12-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,486 -9,486 12-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 117.35 AUD ORD 65 65 12-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 117.35 AUD ORD -7,397 -7,397 12-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 38 38 12-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 256 256 12-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -72,541 -72,541 12-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9 9 12-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,101 -2,101 12-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 222,651 222,651 12-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 22 22 15-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.58 AUD ORD 78 78 15-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 119.50 AUD ORD 957 957 15-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 3 3 15-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -27 -27 15-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 205,328 205,328 15-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 17,718 17,718 15-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -220,902 -220,902 15-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1 1 16-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,052 1,052 16-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 16-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,750 2,750 16-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 16-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.05 AUD ORD -1,304 -1,304 16-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.05 AUD ORD 652 652 16-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 123.05 AUD ORD -1,656 -1,656 16-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 123.05 AUD ORD -3,312 -3,312 16-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 123.05 AUD ORD 240 240 16-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 123.05 AUD ORD 1,040 1,040 16-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.05 AUD ORD -1,433 -1,433 16-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.05 AUD ORD 825 825 16-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,904 1,904 16-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -228 -228 16-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -191,851 -191,851 16-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -10 -10 16-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -19,404 -19,404 16-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,880 -1,880 16-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -23 -23 17-Feb-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -1,852 -1,852 17-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.40 AUD ORD 780 780 17-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 126.40 AUD ORD 2,715 2,715 17-Feb-21 BlackRock Investment Management, LLC on mkt buy 126.40 AUD ORD 5,925 5,925 17-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 126.40 AUD ORD 269 269 17-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.40 AUD ORD 78 78 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,172 -2,172 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 10,150 10,150 RIO page 252 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,162 -3,162 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,905 -7,905 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,486 -9,486 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,637 2,637 17-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,255 1,255 17-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.14 AUD ORD -1,423 -1,423 17-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.14 AUD ORD -121 -121 17-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.06 AUD ORD -1,101 -1,101 17-Feb-21 BlackRock Japan Co., Ltd. on mkt sell 126.01 AUD ORD -282 -282 17-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.47 AUD ORD 3,267 3,267 17-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.47 AUD ORD 103 103 17-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.47 AUD ORD 26,760 26,760 17-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 127.47 AUD ORD 1,482 1,482 17-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.47 AUD ORD -5,582 -5,582 17-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.47 AUD ORD 674 674 17-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.47 AUD ORD 1,000 1,000 17-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -153,203 -153,203 18-Feb-21 BlackRock Fund Advisors on mkt buy 127.45 AUD ORD 1,051 1,051 18-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 125.35 AUD ORD -2,350 -2,350 18-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,075 5,075 18-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,914 1,914 18-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 750 750 18-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,332 1,332 18-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 194 194 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.58 AUD ORD 245 245 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.74 AUD ORD 263 263 18-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.77 AUD ORD 3,056 3,056 18-Feb-21 BlackRock Advisors, LLC on mkt buy 127.74 AUD ORD 2,068 2,068 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.74 AUD ORD 13,199 13,199 18-Feb-21 BlackRock Advisors, LLC on mkt buy 127.74 AUD ORD 428 428 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.74 AUD ORD 4,700 4,700 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.74 AUD ORD 801 801 18-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.74 AUD ORD 140 140 18-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.74 AUD ORD 1,727 1,727 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.74 AUD ORD 2,789 2,789 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.74 AUD ORD 1,003 1,003 18-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.51 AUD ORD 8,018 8,018 18-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 127.13 AUD ORD -656 -656 18-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 127.50 AUD ORD -836 -836 18-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD 1,656 1,656 18-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 127.50 AUD ORD -1,656 -1,656 18-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 127.50 AUD ORD -5,093 -5,093 18-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.50 AUD ORD -79 -79 18-Feb-21 BlackRock Fund Advisors on mkt buy 127.50 AUD ORD 1,372 1,372 18-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.50 AUD ORD -6,311 -6,311 18-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 127.50 AUD ORD -1,438 -1,438 18-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.50 AUD ORD -476 -476 18-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,000 -2,000 18-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 186,754 186,754 19-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 126.79 AUD ORD 260 260 RIO page 253 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 123.82 AUD ORD -2,965 -2,965 19-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.97 AUD ORD 12,701 12,701 19-Feb-21 BlackRock Fund Advisors on mkt sell 123.71 AUD ORD -82 -82 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.79 AUD ORD 2,729 2,729 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.79 AUD ORD 2,996 2,996 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.79 AUD ORD 2,019 2,019 19-Feb-21 BlackRock Advisors, LLC on mkt buy 123.79 AUD ORD 1,415 1,415 19-Feb-21 BlackRock Advisors, LLC on mkt buy 123.79 AUD ORD 498 498 19-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 123.79 AUD ORD 1,701 1,701 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.79 AUD ORD 356 356 19-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 123.79 AUD ORD 272 272 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.91 AUD ORD 103 103 19-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,894 -9,894 19-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,220 2,220 19-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,162 -3,162 19-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 124.91 AUD ORD 2,579 2,579 19-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.26 AUD ORD -2,548 -2,548 19-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 123.26 AUD ORD 2,279 2,279 19-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 123.26 AUD ORD -227 -227 19-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 123.26 AUD ORD 927 927 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.26 AUD ORD -6,073 -6,073 19-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.26 AUD ORD -2,235 -2,235 19-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.26 AUD ORD -50 -50 19-Feb-21 BlackRock Investment Management, LLC on mkt sell 123.26 AUD ORD -161 -161 19-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 500 500 19-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -44 -44 22-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,637 2,637 22-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,743 -4,743 22-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,800 5,800 22-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,900 2,900 22-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,175 2,175 22-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,914 1,914 22-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.22 AUD ORD 700 700 22-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.74 AUD ORD 2,442 2,442 22-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.74 AUD ORD 132 132 22-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 127.74 AUD ORD -1,122 -1,122 22-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.74 AUD ORD -6,542 -6,542 22-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -195,867 -195,867 23-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 10,875 10,875 23-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,450 1,450 23-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,625 3,625 23-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,905 -7,905 23-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,324 -2,324 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.75 AUD ORD 684 684 23-Feb-21 BlackRock Advisors, LLC on mkt buy 129.75 AUD ORD 1,753 1,753 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.75 AUD ORD 6,507 6,507 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.75 AUD ORD 1,044 1,044 23-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 129.75 AUD ORD 2,080 2,080 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.75 AUD ORD 4,029 4,029 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.75 AUD ORD 3,499 3,499 RIO page 254 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Feb-21 BlackRock Advisors, LLC on mkt buy 129.75 AUD ORD 495 495 23-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 129.75 AUD ORD 632 632 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.59 AUD ORD 318 318 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.75 AUD ORD 104 104 23-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 130.00 AUD ORD 720 720 23-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 130.00 AUD ORD -321 -321 23-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 130.00 AUD ORD 294 294 23-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 130.00 AUD ORD 294 294 23-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 130.00 AUD ORD 1,794 1,794 23-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.00 AUD ORD -1,343 -1,343 23-Feb-21 BlackRock Investment Management, LLC on mkt sell 130.00 AUD ORD -138 -138 23-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 130.00 AUD ORD -377 -377 23-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 13,579 13,579 23-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 18,862 18,862 23-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -69,999 -69,999 23-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 213 213 23-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 72,698 72,698 23-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 50,841 50,841 23-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 10,906 10,906 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.22 AUD ORD 189 189 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.22 AUD ORD 429 429 24-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.22 AUD ORD 192 192 24-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.22 AUD ORD 506 506 24-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 127.22 AUD ORD 287 287 24-Feb-21 BlackRock Japan Co., Ltd. on mkt buy 127.22 AUD ORD 295 295 24-Feb-21 BlackRock Investment Management, LLC on mkt buy 127.22 AUD ORD 459 459 24-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.22 AUD ORD 364 364 24-Feb-21 BlackRock Investment Management, LLC on mkt buy 127.22 AUD ORD 255 255 24-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.22 AUD ORD -973 -973 24-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.14 AUD ORD 519 519 24-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.14 AUD ORD 6,916 6,916 24-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.13 AUD ORD 5,678 5,678 24-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,075 5,075 24-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 756 756 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.97 AUD ORD 87 87 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.97 AUD ORD 110 110 24-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 126.45 AUD ORD 65 65 24-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 126.45 AUD ORD 316 316 24-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 126.45 AUD ORD -107 -107 24-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 126.45 AUD ORD 50 50 24-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 126.45 AUD ORD 3,763 3,763 24-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 126.45 AUD ORD 735 735 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.45 AUD ORD -2,751 -2,751 24-Feb-21 BlackRock Asset Management Canada Limited on mkt sell 126.45 AUD ORD -441 -441 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.45 AUD ORD -5,111 -5,111 24-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.45 AUD ORD -715 -715 24-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 24-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,328 1,328 24-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 500 500 24-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,120 1,120 24-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,054 -10,054 24-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 119 119 RIO page 255 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -37,173 -37,173 24-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -8,656 -8,656 24-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,126 -1,126 24-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 9,679 9,679 25-Feb-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -223,446 -223,446 25-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 127.94 AUD ORD -1,885 -1,885 25-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.71 AUD ORD -2,083 -2,083 25-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.72 AUD ORD 763 763 25-Feb-21 BlackRock Advisors, LLC on mkt buy 128.72 AUD ORD 2,038 2,038 25-Feb-21 BlackRock Advisors, LLC on mkt buy 128.72 AUD ORD 591 591 25-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.72 AUD ORD 7,571 7,571 25-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.72 AUD ORD 1,226 1,226 25-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 128.72 AUD ORD 643 643 25-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 128.72 AUD ORD 2,382 2,382 25-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.72 AUD ORD 6,017 6,017 25-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.72 AUD ORD 3,253 3,253 25-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.72 AUD ORD 127 127 25-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,975 7,975 25-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,900 2,900 25-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,450 1,450 25-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,625 3,625 25-Feb-21 BlackRock Asset Management Deutschland AG on mkt buy 128.88 AUD ORD 378 378 25-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 128.88 AUD ORD 2,484 2,484 25-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 128.88 AUD ORD 288 288 25-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 128.88 AUD ORD 480 480 25-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 128.88 AUD ORD 800 800 25-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 128.88 AUD ORD 960 960 25-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 128.88 AUD ORD 6,802 6,802 25-Feb-21 BlackRock Investment Management, LLC on mkt sell 128.88 AUD ORD -2,514 -2,514 25-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 128.88 AUD ORD -1,703 -1,703 25-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 128.88 AUD ORD 70 70 25-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -180,513 -180,513 25-Feb-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -18,980 -18,980 25-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -90,829 -90,829 25-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -213 -213 25-Feb-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -64,042 -64,042 25-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 38,779 38,779 25-Feb-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -20,585 -20,585 26-Feb-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,905 -7,905 26-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.22 AUD ORD -1,277 -1,277 26-Feb-21 BlackRock Advisors, LLC on mkt buy 127.29 AUD ORD 1,629 1,629 26-Feb-21 BlackRock Advisors, LLC on mkt buy 127.29 AUD ORD 424 424 26-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.29 AUD ORD 285 285 26-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.29 AUD ORD 1,811 1,811 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.29 AUD ORD 3,816 3,816 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.29 AUD ORD 2,125 2,125 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.29 AUD ORD 255 255 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.29 AUD ORD 104 104 RIO page 256 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Feb-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.19 AUD ORD 652 652 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 249 249 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 223 223 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 96 96 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 879 879 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -1,694 -1,694 26-Feb-21 BlackRock Investment Management, LLC on mkt sell 127.19 AUD ORD -248 -248 26-Feb-21 BlackRock Investment Management, LLC on mkt sell 127.19 AUD ORD -81 -81 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 127.19 AUD ORD -16 -16 26-Feb-21 BlackRock Fund Advisors on mkt sell 127.19 AUD ORD -77 -77 26-Feb-21 BlackRock Fund Advisors on mkt sell 127.19 AUD ORD -1,013 -1,013 26-Feb-21 BlackRock Japan Co., Ltd. on mkt sell 127.19 AUD ORD -175 -175 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -3,322 -3,322 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -1,320 -1,320 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -2,459 -2,459 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -268 -268 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -958 -958 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -1,078 -1,078 26-Feb-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.19 AUD ORD 625 625 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 1,114 1,114 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 91 91 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 369 369 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -5,079 -5,079 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.19 AUD ORD 35 35 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 2,161 2,161 26-Feb-21 BlackRock Investment Management, LLC on mkt sell 127.19 AUD ORD -744 -744 26-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.19 AUD ORD 1,204 1,204 26-Feb-21 BlackRock Investment Management, LLC on mkt sell 127.19 AUD ORD -241 -241 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 127.19 AUD ORD -49 -49 26-Feb-21 BlackRock Fund Advisors on mkt sell 127.19 AUD ORD -231 -231 26-Feb-21 BlackRock Fund Advisors on mkt buy 127.19 AUD ORD 222 222 26-Feb-21 BlackRock Fund Advisors on mkt sell 127.19 AUD ORD -3,040 -3,040 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 641 641 26-Feb-21 BlackRock Asset Management Deutschland AG on mkt buy 127.19 AUD ORD 1,580 1,580 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 942 942 26-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.19 AUD ORD 136 136 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 154 154 26-Feb-21 BlackRock Fund Advisors on mkt buy 127.19 AUD ORD 1,287 1,287 26-Feb-21 BlackRock Fund Advisors on mkt buy 127.19 AUD ORD 209 209 26-Feb-21 BlackRock Advisors, LLC on mkt buy 127.19 AUD ORD 1,234 1,234 26-Feb-21 BlackRock Japan Co., Ltd. on mkt sell 127.19 AUD ORD -532 -532 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -9,965 -9,965 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -3,958 -3,958 26-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.19 AUD ORD 102 102 26-Feb-21 BlackRock Asset Management Canada Limited on mkt buy 127.19 AUD ORD 157 157 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 563 563 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 628 628 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.19 AUD ORD -7,373 -7,373 26-Feb-21 BlackRock Investment Management, LLC on mkt buy 127.19 AUD ORD 359 359 RIO page 257 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.19 AUD ORD -320 -320 26-Feb-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.19 AUD ORD 130 130 26-Feb-21 BlackRock Advisors (UK) Limited on mkt sell 127.19 AUD ORD -2,057 -2,057 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 1,544 1,544 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 126 126 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 511 511 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 2,998 2,998 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt sell 127.19 AUD ORD -326 -326 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 890 890 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 1,307 1,307 26-Feb-21 BlackRock Advisors (UK) Limited on mkt buy 127.19 AUD ORD 214 214 26-Feb-21 BlackRock Fund Advisors on mkt buy 127.19 AUD ORD 1,783 1,783 26-Feb-21 BlackRock Fund Advisors on mkt buy 127.19 AUD ORD 290 290 26-Feb-21 BlackRock Fund Advisors on mkt sell 127.19 AUD ORD -1,246 -1,246 26-Feb-21 BlackRock Advisors, LLC on mkt buy 127.19 AUD ORD 1,710 1,710 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 779 779 26-Feb-21 BlackRock Investment Management (UK) Limited on mkt buy 127.19 AUD ORD 871 871 26-Feb-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.19 AUD ORD -466 -466 26-Feb-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12,094 -12,094 26-Feb-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -10,459 -10,459 26-Feb-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 89,251 89,251 01-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,743 -4,743 01-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -330 -330 01-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,320 1,320 01-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 501 501 01-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,280 1,280 01-Mar-21 BlackRock Fund Advisors on mkt buy 128.50 AUD ORD 2,957 2,957 01-Mar-21 BlackRock Investment Management, LLC on mkt buy 128.50 AUD ORD 411 411 01-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.70 AUD ORD 3,663 3,663 01-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.59 AUD ORD 32 32 01-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.70 AUD ORD 1,672 1,672 01-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 127.70 AUD ORD -672 -672 01-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.70 AUD ORD 4,974 4,974 01-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.70 AUD ORD 320 320 01-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.70 AUD ORD 293 293 01-Mar-21 BlackRock Investment Management, LLC on mkt sell 127.70 AUD ORD -5 -5 01-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 127.70 AUD ORD -2,044 -2,044 01-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 127.70 AUD ORD 676 676 01-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -39,422 -39,422 01-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -50,997 -50,997 01-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -177,744 -177,744 02-Mar-21 BlackRock Investment Management, LLC on mkt buy 128.59 AUD ORD 182 182 02-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,580 3,580 02-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,074 1,074 02-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,772 5,772 02-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,048 2,048 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.18 AUD ORD 4,507 4,507 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.18 AUD ORD 3,443 3,443 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.18 AUD ORD 732 732 02-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 128.18 AUD ORD 985 985 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.18 AUD ORD 1,421 1,421 02-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 128.08 AUD ORD -330 -330 02-Mar-21 BlackRock Advisors, LLC on mkt buy 128.18 AUD ORD 571 571 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.13 AUD ORD -295 -295 RIO page 258 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.18 AUD ORD 622 622 02-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 128.25 AUD ORD -138 -138 02-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 128.13 AUD ORD -184 -184 02-Mar-21 BlackRock Advisors, LLC on mkt buy 128.18 AUD ORD 209 209 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.13 AUD ORD -173 -173 02-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 128.08 AUD ORD -39 -39 02-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 129.22 AUD ORD -3,605 -3,605 02-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.26 AUD ORD 49 49 02-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.18 AUD ORD 480 480 02-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.18 AUD ORD 1,040 1,040 02-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.18 AUD ORD 48 48 02-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.18 AUD ORD 50 50 02-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 127.18 AUD ORD 2,338 2,338 02-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 127.18 AUD ORD -1,042 -1,042 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.18 AUD ORD -7,444 -7,444 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.18 AUD ORD -6,045 -6,045 02-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.18 AUD ORD 9,873 9,873 02-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,922 -1,922 03-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 129.45 AUD ORD -20,525 -20,525 03-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.34 AUD ORD -3,008 -3,008 03-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.34 AUD ORD -2,897 -2,897 03-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.34 AUD ORD -156 -156 03-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,637 2,637 03-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,758 1,758 03-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 03-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,552 2,552 03-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.42 AUD ORD -125 -125 03-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 129.42 AUD ORD -251 -251 03-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 129.42 AUD ORD -241 -241 03-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 129.44 AUD ORD 168 168 03-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 129.44 AUD ORD 107 107 03-Mar-21 BlackRock Investment Management, LLC on mkt buy 129.44 AUD ORD 885 885 03-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.26 AUD ORD 584 584 03-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.26 AUD ORD 86 86 03-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.26 AUD ORD 132 132 03-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.75 AUD ORD 1,304 1,304 03-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 129.75 AUD ORD 2,508 2,508 03-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 129.75 AUD ORD 65 65 03-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 129.75 AUD ORD 60 60 03-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 129.75 AUD ORD -1,855 -1,855 03-Mar-21 BlackRock Advisors, LLC on mkt buy 129.75 AUD ORD 658 658 03-Mar-21 BlackRock Advisors, LLC on mkt buy 129.75 AUD ORD 815 815 03-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD -4,164 -4,164 03-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 129.75 AUD ORD 3,499 3,499 03-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD -141 -141 03-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD -238 -238 04-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 123.98 AUD ORD 260 260 04-Mar-21 BlackRock Investment Management, LLC on mkt buy 123.98 AUD ORD 731 731 04-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 04-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.35 AUD ORD -12,368 -12,368 RIO page 259 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.35 AUD ORD -4,976 -4,976 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.35 AUD ORD -16,459 -16,459 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.38 AUD ORD 7,229 7,229 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.35 AUD ORD -9,973 -9,973 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.38 AUD ORD 3,118 3,118 04-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.34 AUD ORD -1,357 -1,357 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.38 AUD ORD 204 204 04-Mar-21 BlackRock Advisors, LLC on mkt buy 121.38 AUD ORD 1,914 1,914 04-Mar-21 BlackRock Advisors, LLC on mkt buy 121.38 AUD ORD 433 433 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.38 AUD ORD 768 768 04-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 121.38 AUD ORD 162 162 04-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 121.38 AUD ORD 1,811 1,811 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.38 AUD ORD 1,105 1,105 04-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.67 AUD ORD 13,431 13,431 04-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.67 AUD ORD 65 65 04-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.67 AUD ORD 1,662 1,662 04-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.67 AUD ORD 120 120 04-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.67 AUD ORD 120 120 04-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.67 AUD ORD 106 106 04-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 121.67 AUD ORD -243 -243 04-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 121.67 AUD ORD -1,077 -1,077 04-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 121.67 AUD ORD -2,512 -2,512 04-Mar-21 BlackRock Investment Management, LLC on mkt buy 121.67 AUD ORD 452 452 04-Mar-21 BlackRock Investment Management, LLC on mkt sell 121.67 AUD ORD -177 -177 04-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 121.67 AUD ORD 7,324 7,324 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.67 AUD ORD -2,329 -2,329 04-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.67 AUD ORD -472 -472 04-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 220 220 05-Mar-21 BlackRock Investment Management, LLC on mkt buy 118.94 AUD ORD 200 200 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 194 194 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 55 55 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 110 110 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 385 385 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 657 657 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 220 220 05-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,637 2,637 05-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.68 AUD ORD 16,280 16,280 05-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 117.48 AUD ORD -1,344 -1,344 05-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 117.68 AUD ORD 2,493 2,493 05-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 117.68 AUD ORD 320 320 05-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 117.68 AUD ORD -265 -265 05-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 117.68 AUD ORD 14,714 14,714 05-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 117.68 AUD ORD -25,661 -25,661 05-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 117.68 AUD ORD -236 -236 05-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 117.68 AUD ORD -2,514 -2,514 05-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 117.68 AUD ORD -342 -342 05-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.68 AUD ORD 1,284 1,284 05-Mar-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 71,140 71,140 05-Mar-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 43,911 43,911 08-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 RIO page 260 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Mar-21 BlackRock Fund Advisors on mkt sell 121.15 AUD ORD -477 -477 08-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 121.98 AUD ORD -1,743 -1,743 08-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.11 AUD ORD 1,280 1,280 08-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.11 AUD ORD 1,079 1,079 08-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 121.11 AUD ORD -798 -798 08-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.11 AUD ORD 150 150 08-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 121.11 AUD ORD -164 -164 08-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 121.11 AUD ORD -2,441 -2,441 08-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.11 AUD ORD -493 -493 09-Mar-21 BlackRock Investment Management, LLC on mkt sell 122.50 AUD ORD -776 -776 09-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,056 2,056 09-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 550 550 09-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,860 2,860 09-Mar-21 BlackRock Fund Advisors on mkt sell 121.34 AUD ORD -283 -283 09-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 121.34 AUD ORD -320 -320 09-Mar-21 BlackRock Advisors, LLC on mkt sell 121.34 AUD ORD -1,391 -1,391 09-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.34 AUD ORD -192 -192 09-Mar-21 BlackRock Advisors, LLC on mkt sell 121.34 AUD ORD -214 -214 09-Mar-21 BlackRock International Limited on mkt sell 121.34 AUD ORD -105 -105 09-Mar-21 BlackRock Investment Management, LLC on mkt sell 121.34 AUD ORD -218 -218 09-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 121.88 AUD ORD -1,792 -1,792 09-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.34 AUD ORD -24 -24 09-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.27 AUD ORD -410 -410 09-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.27 AUD ORD -188 -188 09-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.27 AUD ORD -5,218 -5,218 09-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.21 AUD ORD 673 673 09-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 121.21 AUD ORD -673 -673 09-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.21 AUD ORD 66 66 09-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.21 AUD ORD 832 832 09-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 121.21 AUD ORD 100 100 09-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.21 AUD ORD 8,765 8,765 09-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 121.21 AUD ORD 93 93 09-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.21 AUD ORD -4,396 -4,396 09-Mar-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -1,554 -1,554 09-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 900 900 09-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 592,932 592,932 09-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,085 1,085 10-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 115.83 AUD ORD -59,209 -59,209 10-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 117.86 AUD ORD -4,544 -4,544 10-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,720 5,720 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.86 AUD ORD -235 -235 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.64 AUD ORD -200 -200 10-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 115.64 AUD ORD -201 -201 10-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 115.64 AUD ORD -1,243 -1,243 10-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 115.64 AUD ORD -1,427 -1,427 10-Mar-21 BlackRock Investment Management, LLC on mkt sell 115.64 AUD ORD -511 -511 10-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,542 1,542 10-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 115.98 AUD ORD -445 -445 10-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 115.98 AUD ORD -75 -75 10-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 115.98 AUD ORD -2,549 -2,549 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.44 AUD ORD -2,240 -2,240 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.44 AUD ORD -324 -324 RIO page 261 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.44 AUD ORD -392 -392 10-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.49 AUD ORD 1,674 1,674 10-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.49 AUD ORD 672 672 10-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.49 AUD ORD 302 302 10-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.49 AUD ORD 795 795 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.49 AUD ORD -5,057 -5,057 10-Mar-21 BlackRock Fund Advisors on mkt sell 114.49 AUD ORD -383 -383 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.49 AUD ORD -3,473 -3,473 10-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 114.49 AUD ORD -18,816 -18,816 10-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.49 AUD ORD 9,000 9,000 10-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,162 -3,162 10-Mar-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -2,320 -2,320 10-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 13 13 10-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,041 1,041 10-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -34,122 -34,122 10-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 13 13 10-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 5,195 5,195 10-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 42,109 42,109 10-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 644 644 10-Mar-21 BlackRock Financial Management, Inc. in specie n/a AUD ORD -4,210 -4,210 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -153 -153 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -409 -409 11-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.85 AUD ORD -471 -471 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -607 -607 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -15,539 -15,539 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -930 -930 11-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.85 AUD ORD -208 -208 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.85 AUD ORD -1,129 -1,129 11-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.70 AUD ORD 4,884 4,884 11-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,290 4,290 11-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 11-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 270 270 11-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.70 AUD ORD 1,628 1,628 11-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 115.70 AUD ORD 1,672 1,672 11-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 115.70 AUD ORD -132 -132 11-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 115.70 AUD ORD 60 60 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.70 AUD ORD -1,149 -1,149 11-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.70 AUD ORD -7,230 -7,230 11-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1 -1 11-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -219 -219 11-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 2,465 2,465 11-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -114 -114 11-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 342 342 11-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -7 -7 12-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 550 550 12-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,860 2,860 12-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.68 AUD ORD -205 -205 12-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.68 AUD ORD -191 -191 12-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 116.72 AUD ORD 989 989 12-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 116.65 AUD ORD 1,674 1,674 RIO page 262 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 116.65 AUD ORD -4,992 -4,992 12-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 116.65 AUD ORD 60 60 12-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 116.65 AUD ORD -265 -265 12-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 116.65 AUD ORD 100 100 12-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 116.65 AUD ORD -1,131 -1,131 12-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 116.65 AUD ORD 3,523 3,523 12-Mar-21 BlackRock Asset Management Deutschland AG on mkt sell 116.65 AUD ORD -164 -164 12-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12 -12 12-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 5,652 5,652 12-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 33,487 33,487 12-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -13 -13 12-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4,982 -4,982 12-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 87,619 87,619 12-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -637 -637 15-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 876 876 15-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 220 220 15-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 220 220 15-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,860 2,860 15-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.13 AUD ORD 837 837 15-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 114.13 AUD ORD -672 -672 15-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.13 AUD ORD 223 223 15-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 114.13 AUD ORD 265 265 15-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.13 AUD ORD -5,059 -5,059 15-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 114.13 AUD ORD 385 385 15-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.13 AUD ORD -3,572 -3,572 15-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6,474 -6,474 15-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -205,735 -205,735 15-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -98 -98 15-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -87,836 -87,836 16-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,799 1,799 16-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 275 275 16-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.61 AUD ORD -136 -136 16-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.86 AUD ORD -742 -742 16-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 112.86 AUD ORD 4,768 4,768 16-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 112.86 AUD ORD 1,664 1,664 16-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 112.86 AUD ORD 160 160 16-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 112.86 AUD ORD 96 96 16-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.86 AUD ORD -244 -244 16-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.86 AUD ORD 9,400 9,400 16-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -16,720 -16,720 16-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 234,000 234,000 16-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 66,005 66,005 17-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 17-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 376 376 17-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.51 AUD ORD -72 -72 17-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.52 AUD ORD 10,362 10,362 17-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.53 AUD ORD 879 879 17-Mar-21 BlackRock Fund Advisors on mkt buy 111.78 AUD ORD 3,018 3,018 17-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 111.51 AUD ORD -312 -312 17-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.52 AUD ORD 15,805 15,805 17-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.52 AUD ORD 5,939 5,939 17-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 111.49 AUD ORD -3,618 -3,618 17-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.54 AUD ORD 3,137 3,137 RIO page 263 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.54 AUD ORD 605 605 17-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.54 AUD ORD 592 592 17-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 111.79 AUD ORD 836 836 17-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 111.79 AUD ORD 1,672 1,672 17-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 111.79 AUD ORD 590 590 17-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 111.79 AUD ORD 60 60 17-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.79 AUD ORD -1,500 -1,500 17-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.79 AUD ORD -746 -746 17-Mar-21 BlackRock Advisors, LLC on mkt buy 111.79 AUD ORD 908 908 17-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 496,038 496,038 18-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 14,229 14,229 18-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,028 1,028 18-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,276 1,276 18-Mar-21 BlackRock Fund Advisors on mkt buy 111.80 AUD ORD 6,126 6,126 18-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.44 AUD ORD 1,552 1,552 18-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 111.44 AUD ORD 265 265 18-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.44 AUD ORD 772 772 18-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.39 AUD ORD -345 -345 18-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.39 AUD ORD -519 -519 18-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 111.39 AUD ORD -215 -215 18-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 111.29 AUD ORD -6,856 -6,856 18-Mar-21 BlackRock Asset Management Deutschland AG on mkt buy 110.80 AUD ORD 387 387 18-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 110.80 AUD ORD -1,397 -1,397 18-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,047 -5,047 18-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -207,248 -207,248 18-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -27,228 -27,228 18-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -43,319 -43,319 19-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,638 1,638 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.06 AUD ORD 2,365 2,365 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.06 AUD ORD 3,255 3,255 19-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.06 AUD ORD 390 390 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -2,496 -2,496 19-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.06 AUD ORD 223 223 19-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.06 AUD ORD 50 50 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -298 -298 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -737 -737 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -311 -311 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -818 -818 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -387 -387 19-Mar-21 BlackRock Investment Management, LLC on mkt sell 109.06 AUD ORD -197 -197 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -458 -458 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -37 -37 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -63 -63 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -853 -853 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -4,298 -4,298 19-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 109.06 AUD ORD -132 -132 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -274 -274 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -1,263 -1,263 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -227 -227 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -72 -72 RIO page 264 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -205 -205 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -77 -77 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -327 -327 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -805 -805 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -341 -341 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -892 -892 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -425 -425 19-Mar-21 BlackRock Investment Management, LLC on mkt sell 109.06 AUD ORD -217 -217 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -502 -502 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -42 -42 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -70 -70 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -931 -931 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -4,689 -4,689 19-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 109.06 AUD ORD -146 -146 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -300 -300 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -1,376 -1,376 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -249 -249 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -80 -80 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -224 -224 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -84 -84 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 109.06 AUD ORD 1,295 1,295 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.06 AUD ORD 3,392 3,392 19-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 109.06 AUD ORD 102 102 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.06 AUD ORD 3,643 3,643 19-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 109.06 AUD ORD 472 472 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.06 AUD ORD 724 724 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.06 AUD ORD 1,321 1,321 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.06 AUD ORD 528 528 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.06 AUD ORD 223 223 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.06 AUD ORD 43 43 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.18 AUD ORD -1,130 -1,130 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 109.17 AUD ORD -2,177 -2,177 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 109.19 AUD ORD -1,107 -1,107 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.16 AUD ORD -2,262 -2,262 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 109.20 AUD ORD -717 -717 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.18 AUD ORD -1,123 -1,123 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -573 -573 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -1,402 -1,402 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -597 -597 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -1,555 -1,555 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -745 -745 19-Mar-21 BlackRock Investment Management, LLC on mkt sell 109.06 AUD ORD -382 -382 19-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -878 -878 RIO page 265 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -76 -76 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -718 -718 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -124 -124 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -1,624 -1,624 19-Mar-21 BlackRock Asset Management Deutschland AG on mkt sell 109.06 AUD ORD -12,211 -12,211 19-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.06 AUD ORD -8,170 -8,170 19-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 109.06 AUD ORD -258 -258 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -525 -525 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -2,396 -2,396 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -439 -439 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -144 -144 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -608 -608 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -392 -392 19-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.06 AUD ORD -149 -149 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.06 AUD ORD 5,167 5,167 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.06 AUD ORD -3,772 -3,772 19-Mar-21 BlackRock Fund Advisors on mkt sell 109.06 AUD ORD -1,899 -1,899 19-Mar-21 BlackRock Fund Advisors on mkt sell 109.06 AUD ORD -561 -561 19-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.06 AUD ORD 749 749 19-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.06 AUD ORD 316 316 19-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 211,248 211,248 19-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -11,570 -11,570 22-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 141 141 22-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 732 732 22-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,240 2,240 22-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,232 1,232 22-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.92 AUD ORD 309 309 22-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.10 AUD ORD -1,220 -1,220 22-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 108.54 AUD ORD 4,871 4,871 22-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 107.81 AUD ORD 303 303 22-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 107.81 AUD ORD 480 480 22-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 107.81 AUD ORD 106 106 22-Mar-21 BlackRock Investment Management, LLC on mkt buy 107.81 AUD ORD 780 780 22-Mar-21 BlackRock Fund Advisors on mkt sell 107.81 AUD ORD -79 -79 22-Mar-21 BlackRock Asset Management Deutschland AG on mkt sell 107.81 AUD ORD -803 -803 22-Mar-21 BlackRock Advisors, LLC on mkt buy 107.81 AUD ORD 1,768 1,768 22-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.81 AUD ORD -5,707 -5,707 22-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.81 AUD ORD -565 -565 22-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 990 990 22-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -237,999 -237,999 22-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -235,374 -235,374 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -6,188 -6,188 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,047 -5,047 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,163 -2,163 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -12,257 -12,257 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,605 -3,605 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,850 1,850 23-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 107.76 AUD ORD 798 798 23-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 107.76 AUD ORD 295 295 23-Mar-21 BlackRock Asset Management North Asia Limited on mkt buy 107.76 AUD ORD 1,209 1,209 RIO page 266 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.76 AUD ORD -9,858 -9,858 23-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.76 AUD ORD -6,509 -6,509 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,420 4,420 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -884 -884 23-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 282 282 23-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 273 273 23-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 459 459 23-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -319,894 -319,894 23-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 200 200 23-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,887 2,887 23-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 4,351 4,351 23-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 13 13 24-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,284 -4,284 24-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,286 5,286 24-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.31 AUD ORD -229 -229 24-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 109.08 AUD ORD 118 118 24-Mar-21 BlackRock Fund Advisors on mkt sell 109.10 AUD ORD -3,248 -3,248 24-Mar-21 BlackRock Investment Management, LLC on mkt buy 109.08 AUD ORD 930 930 24-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 107.29 AUD ORD -946 -946 24-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.68 AUD ORD 31,792 31,792 24-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.68 AUD ORD 5,778 5,778 24-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.68 AUD ORD 496 496 24-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.68 AUD ORD 7,071 7,071 24-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.83 AUD ORD 3,352 3,352 24-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.83 AUD ORD 518 518 24-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.83 AUD ORD 701 701 24-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 109.70 AUD ORD -560 -560 24-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.70 AUD ORD 65 65 24-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.70 AUD ORD 66 66 24-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.70 AUD ORD -4,296 -4,296 24-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.70 AUD ORD -5,807 -5,807 24-Mar-21 BlackRock Fund Advisors on mkt buy 109.70 AUD ORD 1,613 1,613 24-Mar-21 BlackRock Fund Advisors on mkt buy 109.70 AUD ORD 534 534 24-Mar-21 BlackRock Advisors, LLC on mkt buy 109.70 AUD ORD 2,499 2,499 24-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,674 1,674 24-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,188 1,188 24-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,240 2,240 24-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,680 1,680 24-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 438,815 438,815 24-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 24,183 24,183 24-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -176,353 -176,353 24-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 12,870 12,870 24-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 129,125 129,125 24-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 217,709 217,709 24-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -9 -9 25-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,688 -4,688 25-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 771 771 25-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,643 2,643 25-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,929 7,929 25-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 25-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 109.79 AUD ORD -5,851 -5,851 25-Mar-21 BlackRock Fund Advisors on mkt sell 109.79 AUD ORD -1,298 -1,298 25-Mar-21 BlackRock Fund Advisors on mkt buy 110.06 AUD ORD 4,122 4,122 25-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,953 -7,953 RIO page 267 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 108.02 AUD ORD -362 -362 25-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 108.03 AUD ORD 312 312 25-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 108.00 AUD ORD 10,044 10,044 25-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 108.00 AUD ORD -195 -195 25-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 108.00 AUD ORD 832 832 25-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 108.00 AUD ORD 591 591 25-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 108.00 AUD ORD 60 60 25-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 108.00 AUD ORD 501 501 25-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 108.00 AUD ORD 93 93 25-Mar-21 BlackRock Fund Advisors on mkt sell 108.00 AUD ORD -119 -119 25-Mar-21 BlackRock Fund Advisors on mkt buy 108.00 AUD ORD 1,209 1,209 25-Mar-21 BlackRock Fund Advisors on mkt buy 108.00 AUD ORD 2,100 2,100 25-Mar-21 BlackRock Fund Advisors on mkt buy 108.00 AUD ORD 443 443 25-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.00 AUD ORD -12,626 -12,626 25-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 108.00 AUD ORD 818 818 25-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 108.00 AUD ORD -1,640 -1,640 25-Mar-21 BlackRock Fund Advisors on mkt buy 108.00 AUD ORD 1,212 1,212 25-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 108.00 AUD ORD 228 228 25-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -412,824 -412,824 25-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 3,345 3,345 25-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 333,326 333,326 25-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -11,937 -11,937 25-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 60,771 60,771 25-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 90,748 90,748 25-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2 2 26-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,534 -9,534 26-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.07 AUD ORD 5,522 5,522 26-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.07 AUD ORD 642 642 26-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 109.06 AUD ORD -1,878 -1,878 26-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.08 AUD ORD 12,372 12,372 26-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.07 AUD ORD 3,926 3,926 26-Mar-21 BlackRock Japan Co., Ltd. on mkt sell 109.18 AUD ORD -5,997 -5,997 26-Mar-21 BlackRock Fund Advisors on mkt buy 108.98 AUD ORD 1,788 1,788 26-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 108.98 AUD ORD 803 803 26-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.37 AUD ORD 1,201 1,201 26-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.37 AUD ORD 590 590 26-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.37 AUD ORD 954 954 26-Mar-21 BlackRock Advisors, LLC on mkt sell 110.38 AUD ORD -368 -368 26-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 110.38 AUD ORD -1,024 -1,024 26-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 110.38 AUD ORD -762 -762 26-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.33 AUD ORD 812 812 26-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.33 AUD ORD 1,218 1,218 26-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 110.33 AUD ORD 332 332 26-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.33 AUD ORD 837 837 26-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.33 AUD ORD 837 837 26-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.33 AUD ORD 591 591 26-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 110.33 AUD ORD -130 -130 26-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.33 AUD ORD 1,440 1,440 26-Mar-21 BlackRock Investment Management, LLC on mkt buy 110.33 AUD ORD 240 240 26-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.33 AUD ORD 3,383 3,383 26-Mar-21 BlackRock Advisors (UK) Limited on mkt sell 110.33 AUD ORD -5,040 -5,040 RIO page 268 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Mar-21 BlackRock Fund Advisors on mkt buy 110.33 AUD ORD 27 27 26-Mar-21 BlackRock Fund Advisors on mkt buy 110.33 AUD ORD 1,380 1,380 26-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 110.33 AUD ORD -128 -128 26-Mar-21 BlackRock Fund Advisors on mkt buy 110.33 AUD ORD 941 941 26-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,459 -4,459 26-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,762 1,762 26-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 494,617 494,617 26-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -3,803 -3,803 26-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -304,405 -304,405 26-Mar-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 10 10 26-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 20 20 26-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -19,768 -19,768 26-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 45,769 45,769 29-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -12,712 -12,712 29-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,646 2,646 29-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,764 1,764 29-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.97 AUD ORD 577 577 29-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.97 AUD ORD 187 187 29-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.26 AUD ORD 4,060 4,060 29-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.97 AUD ORD 3,018 3,018 29-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.97 AUD ORD 773 773 29-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.97 AUD ORD 327 327 29-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 112.26 AUD ORD 6,672 6,672 29-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 112.26 AUD ORD 100 100 29-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.26 AUD ORD 93 93 29-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.26 AUD ORD 30,327 30,327 29-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.26 AUD ORD -249 -249 29-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.26 AUD ORD -284 -284 29-Mar-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 1,927 1,927 29-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -468,972 -468,972 29-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 19,839 19,839 29-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 491,881 491,881 29-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 531 531 29-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 231,672 231,672 29-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 214,141 214,141 29-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 21,423 21,423 30-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,766 1,766 30-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 111.36 AUD ORD -515 -515 30-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.78 AUD ORD 797 797 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.76 AUD ORD 780 780 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.76 AUD ORD 566 566 30-Mar-21 BlackRock Advisors, LLC on mkt buy 109.76 AUD ORD 636 636 30-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 109.76 AUD ORD 644 644 30-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.76 AUD ORD 4,745 4,745 30-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.76 AUD ORD 2,071 2,071 30-Mar-21 BlackRock International Limited on mkt buy 109.76 AUD ORD 1,570 1,570 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.76 AUD ORD 4,243 4,243 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.76 AUD ORD 3,739 3,739 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.76 AUD ORD 3,171 3,171 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.37 AUD ORD 43 43 RIO page 269 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.76 AUD ORD 210 210 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 109.76 AUD ORD 459 459 30-Mar-21 BlackRock Advisors, LLC on mkt sell 109.76 AUD ORD -621 -621 30-Mar-21 BlackRock Advisors, LLC on mkt sell 109.76 AUD ORD -137 -137 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.76 AUD ORD -1,590 -1,590 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.76 AUD ORD -273 -273 30-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 109.76 AUD ORD -389 -389 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.76 AUD ORD -1,552 -1,552 30-Mar-21 BlackRock Japan Co., Ltd. on mkt buy 110.03 AUD ORD 741 741 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 223 223 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 60 60 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 180 180 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 302 302 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 106 106 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 266 266 30-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.75 AUD ORD 1,092 1,092 30-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 109.60 AUD ORD 77 77 30-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 109.60 AUD ORD 496 496 30-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.60 AUD ORD -3,264 -3,264 30-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,534 -9,534 30-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -17,208 -17,208 30-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,245 1,245 30-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -19,771 -19,771 30-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 209 209 30-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 41,194 41,194 30-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 21,538 21,538 30-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,581 1,581 31-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 188 188 31-Mar-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,536 3,536 31-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.36 AUD ORD 430 430 31-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.37 AUD ORD 5,187 5,187 31-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.37 AUD ORD 5,193 5,193 31-Mar-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.37 AUD ORD 14,767 14,767 31-Mar-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.40 AUD ORD -44 -44 31-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.50 AUD ORD 136 136 31-Mar-21 BlackRock Investment Management, LLC on mkt buy 111.40 AUD ORD 382 382 31-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 111.40 AUD ORD 219 219 31-Mar-21 BlackRock Japan Co., Ltd. on mkt buy 111.40 AUD ORD 399 399 31-Mar-21 BlackRock Japan Co., Ltd. on mkt buy 111.40 AUD ORD 574 574 31-Mar-21 BlackRock Japan Co., Ltd. on mkt buy 111.40 AUD ORD 641 641 31-Mar-21 BlackRock Japan Co., Ltd. on mkt buy 111.40 AUD ORD 599 599 31-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.75 AUD ORD 302 302 31-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.75 AUD ORD 160 160 31-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.75 AUD ORD 106 106 31-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.75 AUD ORD 50 50 31-Mar-21 BlackRock Advisors (UK) Limited on mkt buy 110.75 AUD ORD 50 50 31-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 110.75 AUD ORD -8,159 -8,159 31-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 110.75 AUD ORD -19,615 -19,615 31-Mar-21 BlackRock Investment Management (UK) Limited on mkt sell 110.75 AUD ORD -3,994 -3,994 31-Mar-21 BlackRock Investment Management (Australia) Limited on mkt sell 110.75 AUD ORD -127 -127 31-Mar-21 BlackRock Asset Management Canada Limited on mkt sell 110.75 AUD ORD -232 -232 RIO page 270 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Mar-21 BlackRock Investment Management (UK) Limited on mkt buy 110.75 AUD ORD 747 747 31-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.75 AUD ORD 6,983 6,983 31-Mar-21 BlackRock Asset Management Deutschland AG on mkt buy 110.75 AUD ORD 361 361 31-Mar-21 BlackRock Asset Management Canada Limited on mkt buy 110.75 AUD ORD 130 130 31-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.75 AUD ORD 78 78 31-Mar-21 BlackRock Institutional Trust Company, National Association on mkt buy 110.75 AUD ORD 2,602 2,602 31-Mar-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -1,537 -1,537 31-Mar-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 1,537 1,537 31-Mar-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 507,989 507,989 31-Mar-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -20,827 -20,827 31-Mar-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 301,949 301,949 31-Mar-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 6 6 31-Mar-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -515 -515 31-Mar-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -238,891 -238,891 31-Mar-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -205,613 -205,613 31-Mar-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -23,003 -23,003 01-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,285 1,285 01-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,542 1,542 01-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,770 1,770 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.17 AUD ORD 3,484 3,484 01-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 112.36 AUD ORD 390 390 01-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 112.27 AUD ORD 178 178 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.29 AUD ORD 248 248 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 209 209 01-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 112.28 AUD ORD 373 373 01-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 112.28 AUD ORD 3,536 3,536 01-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 112.28 AUD ORD 1,643 1,643 01-Apr-21 BlackRock Investment Management, LLC on mkt buy 112.28 AUD ORD 201 201 01-Apr-21 BlackRock International Limited on mkt buy 112.28 AUD ORD 617 617 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 178 178 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 1,274 1,274 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 2,081 2,081 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 355 355 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 2,701 2,701 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.28 AUD ORD 1,304 1,304 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.28 AUD ORD 944 944 01-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 112.28 AUD ORD 365 365 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 1,231 1,231 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.28 AUD ORD 645 645 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.00 AUD ORD 2,517 2,517 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.00 AUD ORD 563 563 01-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 112.00 AUD ORD -2,511 -2,511 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.00 AUD ORD 962 962 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.00 AUD ORD 60 60 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.00 AUD ORD 532 532 01-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.00 AUD ORD 100 100 01-Apr-21 BlackRock Fund Advisors on mkt buy 112.00 AUD ORD 27 27 01-Apr-21 BlackRock Fund Advisors on mkt buy 112.00 AUD ORD 519 519 01-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.00 AUD ORD 997 997 01-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.00 AUD ORD 86 86 RIO page 271 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Apr-21 BlackRock Fund Advisors on mkt buy 112.00 AUD ORD 1,262 1,262 01-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 78,795 78,795 01-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,977 1,977 01-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -7,848 -7,848 01-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 108 108 01-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 16,255 16,255 01-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 12,283 12,283 02-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -29,243 -29,243 02-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -26,268 -26,268 02-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 70,456 70,456 02-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 1 1 02-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,050 -1,050 02-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -185,352 -185,352 02-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -314,822 -314,822 02-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -6 -6 05-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -482,218 -482,218 05-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 25 25 05-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 445,360 445,360 05-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 43 43 05-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 4,059 4,059 05-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3,780 -3,780 06-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 129 129 06-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 129 129 06-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,768 1,768 06-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 685 685 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 906 906 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 718 718 06-Apr-21 BlackRock Fund Advisors on mkt sell 113.96 AUD ORD -503 -503 06-Apr-21 BlackRock Investment Management (UK) Limited on mkt sell 113.96 AUD ORD -579 -579 06-Apr-21 BlackRock Advisors, LLC on mkt sell 113.96 AUD ORD -2,550 -2,550 06-Apr-21 BlackRock Advisors, LLC on mkt buy 113.07 AUD ORD 964 964 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.96 AUD ORD -37 -37 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.96 AUD ORD -589 -589 06-Apr-21 BlackRock Advisors, LLC on mkt sell 113.96 AUD ORD -449 -449 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.07 AUD ORD 247 247 06-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 113.07 AUD ORD 619 619 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.07 AUD ORD 3,522 3,522 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.07 AUD ORD 1,427 1,427 06-Apr-21 BlackRock Investment Management, LLC on mkt buy 113.07 AUD ORD 164 164 06-Apr-21 BlackRock International Limited on mkt buy 113.07 AUD ORD 3,246 3,246 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 10,872 10,872 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 749 749 06-Apr-21 BlackRock International Limited on mkt sell 113.96 AUD ORD -165 -165 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 2,949 2,949 06-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.07 AUD ORD 4,672 4,672 06-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.07 AUD ORD 3,514 3,514 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.07 AUD ORD 411 411 06-Apr-21 BlackRock Investment Management, LLC on mkt sell 113.96 AUD ORD -203 -203 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 1,037 1,037 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.07 AUD ORD 794 794 RIO page 272 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.34 AUD ORD 736 736 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.37 AUD ORD 983 983 06-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.12 AUD ORD 2,842 2,842 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.12 AUD ORD 648 648 06-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 112.12 AUD ORD 29 29 06-Apr-21 BlackRock Fund Advisors on mkt buy 112.12 AUD ORD 1,533 1,533 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.12 AUD ORD 3,142 3,142 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.12 AUD ORD 5,022 5,022 06-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.12 AUD ORD 9,886 9,886 06-Apr-21 BlackRock Fund Advisors on mkt buy 112.12 AUD ORD 802 802 06-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -107,796 -107,796 06-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2 2 06-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -33,422 -33,422 06-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9 9 06-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,585 -1,585 06-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 98,097 98,097 07-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,304 5,304 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.90 AUD ORD 64 64 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.90 AUD ORD 195 195 07-Apr-21 BlackRock Investment Management, LLC on mkt buy 112.90 AUD ORD 1,255 1,255 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.90 AUD ORD 167 167 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.90 AUD ORD 457 457 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 112.90 AUD ORD 458 458 07-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 112.90 AUD ORD 1,461 1,461 07-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 112.90 AUD ORD 358 358 07-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 112.90 AUD ORD 2,088 2,088 07-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 112.90 AUD ORD 1,208 1,208 07-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 112.90 AUD ORD 883 883 07-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 112.90 AUD ORD 1,043 1,043 07-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 112.90 AUD ORD 1,267 1,267 07-Apr-21 BlackRock Investment Management, LLC on mkt buy 112.90 AUD ORD 692 692 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.90 AUD ORD 188 188 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.54 AUD ORD -1,623 -1,623 07-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.90 AUD ORD 6,430 6,430 07-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.90 AUD ORD 582 582 07-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.90 AUD ORD 10,196 10,196 07-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.91 AUD ORD 12,178 12,178 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.03 AUD ORD 717 717 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.03 AUD ORD 141 141 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.03 AUD ORD 151 151 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 845 845 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 845 845 07-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 113.44 AUD ORD -3,344 -3,344 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 962 962 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 60 60 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 60 60 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 302 302 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 160 160 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 960 960 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 212 212 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 1,862 1,862 RIO page 273 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 266 266 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 266 266 07-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.44 AUD ORD 100 100 07-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.44 AUD ORD 3,433 3,433 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.44 AUD ORD 137 137 07-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.44 AUD ORD 1,189 1,189 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.44 AUD ORD 7,291 7,291 07-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 113.44 AUD ORD -2,701 -2,701 07-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.44 AUD ORD -7,038 -7,038 07-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,042 -2,042 07-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1 1 07-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -354,132 -354,132 07-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -1 -1 07-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1 -1 07-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,308 2,308 07-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -101,048 -101,048 08-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,762 1,762 08-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 14,835 14,835 08-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,838 2,838 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 417 417 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 440 440 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 820 820 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 1,192 1,192 08-Apr-21 BlackRock Advisors, LLC on mkt buy 115.49 AUD ORD 253 253 08-Apr-21 BlackRock Advisors, LLC on mkt buy 115.49 AUD ORD 645 645 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 115.49 AUD ORD 267 267 08-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 115.49 AUD ORD 437 437 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 115.49 AUD ORD 2,866 2,866 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 115.49 AUD ORD 1,271 1,271 08-Apr-21 BlackRock Investment Management, LLC on mkt buy 115.49 AUD ORD 188 188 08-Apr-21 BlackRock International Limited on mkt buy 115.49 AUD ORD 1,984 1,984 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 500 500 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 5,903 5,903 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 585 585 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 2,103 2,103 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 2,542 2,542 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.49 AUD ORD 2,193 2,193 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.49 AUD ORD 1,619 1,619 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 115.49 AUD ORD 1,139 1,139 08-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 115.49 AUD ORD 267 267 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 3,251 3,251 08-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.49 AUD ORD 2,755 2,755 08-Apr-21 BlackRock Fund Advisors on mkt buy 115.51 AUD ORD 8,906 8,906 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 115.72 AUD ORD 401 401 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 115.94 AUD ORD 512 512 08-Apr-21 BlackRock Investment Management (Australia) Limited on mkt sell 115.88 AUD ORD -741 -741 08-Apr-21 BlackRock Investment Management (Australia) Limited on mkt sell 115.88 AUD ORD -925 -925 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 6,760 6,760 RIO page 274 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 2,535 2,535 08-Apr-21 BlackRock Asset Management Deutschland AG on mkt buy 115.88 AUD ORD 325 325 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 563 563 08-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 115.88 AUD ORD -1,672 -1,672 08-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 115.88 AUD ORD -962 -962 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 60 60 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 180 180 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 266 266 08-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.88 AUD ORD 7,920 7,920 08-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.88 AUD ORD 977 977 08-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.88 AUD ORD 784 784 08-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 474,970 474,970 08-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1 1 08-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -14,109 -14,109 08-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -10 -10 08-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -15 -15 08-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -13,822 -13,822 08-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,969 -19,969 09-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,161 1,161 09-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,161 1,161 09-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,419 1,419 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.48 AUD ORD 38 38 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.48 AUD ORD 342 342 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.45 AUD ORD -323 -323 09-Apr-21 BlackRock Investment Management, LLC on mkt buy 115.48 AUD ORD 181 181 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.48 AUD ORD 660 660 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.48 AUD ORD 125 125 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.48 AUD ORD 2,217 2,217 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 115.48 AUD ORD 1,928 1,928 09-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.48 AUD ORD 10,486 10,486 09-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.48 AUD ORD 958 958 09-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.48 AUD ORD 13,946 13,946 09-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 115.48 AUD ORD 3,706 3,706 09-Apr-21 BlackRock Japan Co., Ltd. on mkt sell 115.41 AUD ORD -1,340 -1,340 09-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.50 AUD ORD 160 160 09-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.50 AUD ORD 160 160 09-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.50 AUD ORD 640 640 09-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 115.50 AUD ORD -2,264 -2,264 09-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 115.50 AUD ORD 834 834 09-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 10,008 10,008 09-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 09-Apr-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -1,390 -1,390 09-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -146 -146 09-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 495,826 495,826 09-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 1 1 09-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -10 -10 09-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 106 106 09-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -39,051 -39,051 09-Apr-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -1,858 -1,858 12-Apr-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -32,393 -32,393 12-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 114.81 AUD ORD 8,193 8,193 12-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 114.81 AUD ORD 949 949 RIO page 275 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 114.81 AUD ORD 7,598 7,598 12-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.81 AUD ORD 279 279 12-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 115.04 AUD ORD 36 36 12-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.88 AUD ORD 842 842 12-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 114.88 AUD ORD -266 -266 12-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.88 AUD ORD 320 320 12-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.88 AUD ORD 1,410 1,410 12-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 114.88 AUD ORD 648 648 12-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 114.88 AUD ORD 89 89 12-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.88 AUD ORD 1,103 1,103 12-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 114.88 AUD ORD 712 712 12-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.88 AUD ORD 16,712 16,712 12-Apr-21 BlackRock International Limited on mkt buy 114.88 AUD ORD 1,088 1,088 12-Apr-21 BlackRock Fund Advisors on mkt buy 114.88 AUD ORD 1,907 1,907 12-Apr-21 BlackRock Investment Management, LLC on mkt buy 114.88 AUD ORD 227 227 12-Apr-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.88 AUD ORD -2,395 -2,395 12-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,560 5,560 12-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -277,691 -277,691 12-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 10,364 10,364 12-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -46,174 -46,174 12-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 618 618 12-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 277,222 277,222 12-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 148,175 148,175 12-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 14,571 14,571 13-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 777 777 13-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 777 777 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.99 AUD ORD 20 20 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.98 AUD ORD -432 -432 13-Apr-21 BlackRock Advisors, LLC on mkt sell 113.98 AUD ORD -630 -630 13-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.99 AUD ORD 1,471 1,471 13-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.99 AUD ORD 538 538 13-Apr-21 BlackRock Investment Management, LLC on mkt buy 113.99 AUD ORD 166 166 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.99 AUD ORD 2,414 2,414 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.98 AUD ORD -203 -203 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.99 AUD ORD 1,124 1,124 13-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.98 AUD ORD -206 -206 13-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 113.98 AUD ORD -366 -366 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.98 AUD ORD -823 -823 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.98 AUD ORD -661 -661 13-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.53 AUD ORD 5,265 5,265 13-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.53 AUD ORD 477 477 13-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.53 AUD ORD 185 185 13-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.53 AUD ORD 650 650 13-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 113.53 AUD ORD 480 480 13-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 113.53 AUD ORD 1,414 1,414 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.53 AUD ORD -2,647 -2,647 13-Apr-21 BlackRock Investment Management, LLC on mkt sell 113.53 AUD ORD -906 -906 13-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.53 AUD ORD 434 434 RIO page 276 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 113.53 AUD ORD 2,464 2,464 13-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 664,740 664,740 13-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -9,628 -9,628 13-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -312,752 -312,752 13-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -297 -297 13-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -272,453 -272,453 13-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -139,807 -139,807 13-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -14,571 -14,571 13-Apr-21 BlackRock Japan Co., Ltd. in specie n/a AUD ORD -10,178 -10,178 14-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,554 1,554 14-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,762 1,762 14-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.00 AUD ORD -99 -99 14-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.00 AUD ORD -167 -167 14-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.00 AUD ORD -561 -561 14-Apr-21 BlackRock Fund Advisors on mkt buy 114.01 AUD ORD 299 299 14-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 113.99 AUD ORD 371 371 14-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 114.01 AUD ORD 338 338 14-Apr-21 BlackRock Japan Co., Ltd. on mkt sell 114.00 AUD ORD -2,088 -2,088 14-Apr-21 BlackRock Japan Co., Ltd. on mkt sell 114.00 AUD ORD -159 -159 14-Apr-21 BlackRock Advisors, LLC on mkt buy 114.01 AUD ORD 1,069 1,069 14-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.01 AUD ORD 19 19 14-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.01 AUD ORD 284 284 14-Apr-21 BlackRock Advisors, LLC on mkt buy 114.01 AUD ORD 203 203 14-Apr-21 BlackRock Investment Management, LLC on mkt sell 114.00 AUD ORD -850 -850 14-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 114.19 AUD ORD 1,911 1,911 14-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.33 AUD ORD 130 130 14-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.33 AUD ORD 120 120 14-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.33 AUD ORD 302 302 14-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 114.33 AUD ORD 295 295 14-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 114.33 AUD ORD 238 238 14-Apr-21 BlackRock Investment Management (UK) Limited on mkt sell 114.33 AUD ORD -15,028 -15,028 14-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 114.33 AUD ORD 8,021 8,021 14-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.33 AUD ORD -1,289 -1,289 14-Apr-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.33 AUD ORD -325 -325 14-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -861,134 -861,134 14-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 62,795 62,795 14-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 526,764 526,764 14-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 5 5 14-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 36,119 36,119 14-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -28,844 -28,844 14-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 76,699 76,699 15-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,192 3,192 15-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 501 501 15-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,181 2,181 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.97 AUD ORD -46 -46 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.97 AUD ORD -165 -165 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.97 AUD ORD -1,754 -1,754 15-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 116.94 AUD ORD -1,560 -1,560 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.97 AUD ORD -1,969 -1,969 15-Apr-21 BlackRock Advisors, LLC on mkt buy 117.06 AUD ORD 2,993 2,993 RIO page 277 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 116.97 AUD ORD -1,653 -1,653 15-Apr-21 BlackRock International Limited on mkt sell 116.97 AUD ORD -7,417 -7,417 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.97 AUD ORD -3,145 -3,145 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.97 AUD ORD -235 -235 15-Apr-21 BlackRock Advisors, LLC on mkt buy 117.06 AUD ORD 457 457 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.06 AUD ORD 9,255 9,255 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 117.06 AUD ORD 932 932 15-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 116.97 AUD ORD -9,959 -9,959 15-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 116.97 AUD ORD -7,766 -7,766 15-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 117.06 AUD ORD 2,167 2,167 15-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 115.95 AUD ORD -1,126 -1,126 15-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 117.71 AUD ORD 1,688 1,688 15-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 117.71 AUD ORD -3,378 -3,378 15-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 117.71 AUD ORD -563 -563 15-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 117.71 AUD ORD 424 424 15-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 117.71 AUD ORD -1,494 -1,494 15-Apr-21 BlackRock (Singapore) Limited on mkt sell 117.71 AUD ORD -208 -208 15-Apr-21 BlackRock Investment Management, LLC on mkt buy 117.71 AUD ORD 467 467 15-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 117.71 AUD ORD 510 510 15-Apr-21 BlackRock Advisors, LLC on mkt buy 117.71 AUD ORD 1,229 1,229 15-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.71 AUD ORD -553 -553 15-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 117.71 AUD ORD 4,323 4,323 15-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,582 1,582 15-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 271,774 271,774 15-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 830 830 15-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 27,372 27,372 15-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 7 7 15-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 56 56 15-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -667 -667 15-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2,070 -2,070 16-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,095 1,095 16-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,314 1,314 16-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 11,172 11,172 16-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,762 1,762 16-Apr-21 BlackRock Advisors, LLC on mkt buy 118.72 AUD ORD 977 977 16-Apr-21 BlackRock Investment Management, LLC on mkt buy 118.72 AUD ORD 295 295 16-Apr-21 BlackRock Advisors, LLC on mkt buy 118.72 AUD ORD 250 250 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.72 AUD ORD 3,687 3,687 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.72 AUD ORD 546 546 16-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 118.72 AUD ORD 885 885 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.72 AUD ORD 712 712 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.70 AUD ORD -158 -158 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.70 AUD ORD -360 -360 16-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 118.70 AUD ORD -552 -552 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.70 AUD ORD -201 -201 16-Apr-21 BlackRock Advisors, LLC on mkt sell 118.70 AUD ORD -2,245 -2,245 16-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 118.70 AUD ORD -47 -47 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.70 AUD ORD -2,771 -2,771 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.70 AUD ORD -120 -120 16-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 118.70 AUD ORD -1,949 -1,949 16-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 118.70 AUD ORD -1,482 -1,482 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.70 AUD ORD -576 -576 RIO page 278 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Apr-21 BlackRock Japan Co., Ltd. on mkt sell 118.81 AUD ORD -10,778 -10,778 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.69 AUD ORD 1,271 1,271 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.69 AUD ORD 359 359 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.69 AUD ORD 362 362 16-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 118.88 AUD ORD 844 844 16-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 118.88 AUD ORD 180 180 16-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 118.88 AUD ORD 160 160 16-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 118.88 AUD ORD 1,040 1,040 16-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 118.88 AUD ORD 1,680 1,680 16-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 118.88 AUD ORD -3,514 -3,514 16-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 118.88 AUD ORD -1,075 -1,075 16-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -249,758 -249,758 16-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -9,359 -9,359 16-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -213,036 -213,036 16-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 5 5 16-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 6,837 6,837 16-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 861 861 16-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 9,706 9,706 19-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 27,183 27,183 19-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,758 1,758 19-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,516 3,516 19-Apr-21 BlackRock Fund Advisors on mkt buy 119.75 AUD ORD 900 900 19-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 119.75 AUD ORD 1,605 1,605 19-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.85 AUD ORD 653 653 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.85 AUD ORD 844 844 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.85 AUD ORD 844 844 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.85 AUD ORD 1,688 1,688 19-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 120.85 AUD ORD -1,126 -1,126 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.84 AUD ORD 10,020 10,020 19-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -316 -316 19-Apr-21 BlackRock Fund Advisors on mkt buy 120.85 AUD ORD 25 25 19-Apr-21 BlackRock Fund Advisors on mkt buy 120.85 AUD ORD 415 415 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.85 AUD ORD 606 606 19-Apr-21 BlackRock Fund Advisors on mkt buy 120.85 AUD ORD 285 285 19-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.85 AUD ORD 2,488 2,488 19-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -1,109 -1,109 19-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 120.85 AUD ORD 121 121 19-Apr-21 BlackRock Fund Advisors on mkt buy 120.85 AUD ORD 908 908 19-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.85 AUD ORD 133 133 19-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.85 AUD ORD 32 32 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.85 AUD ORD 93 93 19-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.85 AUD ORD 300 300 19-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 830 830 19-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 728,356 728,356 19-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,317 -1,317 19-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 16,405 16,405 19-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -2 -2 19-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -495 -495 19-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -15 -15 19-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 23,185 23,185 20-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,280 1,280 20-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,314 1,314 20-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 141 141 20-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 692 692 20-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 519 519 20-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 519 519 20-Apr-21 BlackRock Advisors, LLC on mkt buy 120.51 AUD ORD 1,231 1,231 RIO page 279 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Apr-21 BlackRock Advisors, LLC on mkt buy 120.51 AUD ORD 274 274 20-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.51 AUD ORD 4,433 4,433 20-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.51 AUD ORD 451 451 20-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 120.51 AUD ORD 1,082 1,082 20-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.51 AUD ORD 2,477 2,477 20-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.41 AUD ORD -172 -172 20-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.20 AUD ORD 743 743 20-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.20 AUD ORD 1,670 1,670 20-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.20 AUD ORD 599 599 20-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.20 AUD ORD 320 320 20-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 120.20 AUD ORD -162 -162 20-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 120.20 AUD ORD -3,657 -3,657 20-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.20 AUD ORD 78 78 20-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.20 AUD ORD 902 902 20-Apr-21 BlackRock Investment Management, LLC on mkt sell 120.20 AUD ORD -797 -797 20-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -233,180 -233,180 20-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -52,658 -52,658 20-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -14,073 -14,073 20-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 2 2 20-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -43,244 -43,244 20-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10,633 10,633 20-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -96,005 -96,005 20-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 11 11 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 204 204 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,766 1,766 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 498 498 21-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 119.23 AUD ORD 101 101 21-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 119.23 AUD ORD 884 884 21-Apr-21 BlackRock Japan Co., Ltd. on mkt buy 119.23 AUD ORD 1,087 1,087 21-Apr-21 BlackRock Investment Management, LLC on mkt buy 119.23 AUD ORD 1,982 1,982 21-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 119.23 AUD ORD 410 410 21-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.21 AUD ORD 4,362 4,362 21-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.21 AUD ORD 317 317 21-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.21 AUD ORD 4,630 4,630 21-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.21 AUD ORD 5,547 5,547 21-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.34 AUD ORD 649 649 21-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.34 AUD ORD 207 207 21-Apr-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.34 AUD ORD 206 206 21-Apr-21 BlackRock Investment Management (Australia) Limited on mkt sell 120.09 AUD ORD -4,050 -4,050 21-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 119.76 AUD ORD 1,124 1,124 21-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.09 AUD ORD 845 845 21-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.09 AUD ORD 845 845 21-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.09 AUD ORD 1,690 1,690 21-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 120.09 AUD ORD -1,124 -1,124 21-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.09 AUD ORD 1,670 1,670 21-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.09 AUD ORD 50 50 21-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 120.09 AUD ORD -2,226 -2,226 21-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.09 AUD ORD -899 -899 21-Apr-21 BlackRock Advisors, LLC on mkt buy 120.09 AUD ORD 908 908 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 141 141 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 500 500 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 500 500 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,034 2,034 RIO page 280 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,260 2,260 21-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -248,505 -248,505 21-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -123 -123 21-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -150,630 -150,630 21-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -10 -10 21-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -9 -9 21-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 980 980 21-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -21,291 -21,291 21-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1 -1 22-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,832 5,832 22-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 640 640 22-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,533 1,533 22-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,649 2,649 22-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 774 774 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.15 AUD ORD -689 -689 22-Apr-21 BlackRock Advisors, LLC on mkt sell 120.15 AUD ORD -2,875 -2,875 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.15 AUD ORD -2,345 -2,345 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.15 AUD ORD -357 -357 22-Apr-21 BlackRock Advisors, LLC on mkt sell 120.15 AUD ORD -866 -866 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.15 AUD ORD -8,172 -8,172 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.15 AUD ORD -1,150 -1,150 22-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.15 AUD ORD -318 -318 22-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 120.15 AUD ORD -2,013 -2,013 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.15 AUD ORD -2,543 -2,543 22-Apr-21 BlackRock Investment Management (UK) Limited on mkt sell 120.34 AUD ORD -1,069 -1,069 22-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 120.44 AUD ORD 3,364 3,364 22-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 120.21 AUD ORD 43,906 43,906 22-Apr-21 BlackRock Investment Management (UK) Limited on mkt sell 120.21 AUD ORD -2,037 -2,037 22-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.53 AUD ORD 530 530 22-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 120.53 AUD ORD 50 50 22-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.53 AUD ORD -1,555 -1,555 22-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -20,440 -20,440 22-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -936 -936 22-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 377,891 377,891 22-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -12 -12 22-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4,212 4,212 22-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -15,798 -15,798 22-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 79,527 79,527 22-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -10 -10 23-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 640 640 23-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 9,477 9,477 23-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 120.68 AUD ORD 537 537 23-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.15 AUD ORD 10,530 10,530 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.67 AUD ORD -482 -482 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -586 -586 23-Apr-21 BlackRock Advisors, LLC on mkt sell 120.85 AUD ORD -1,298 -1,298 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -244 -244 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -360 -360 23-Apr-21 BlackRock Advisors, LLC on mkt sell 120.85 AUD ORD -283 -283 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -3,907 -3,907 RIO page 281 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -530 -530 23-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.85 AUD ORD -305 -305 23-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 120.85 AUD ORD -902 -902 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.85 AUD ORD -1,331 -1,331 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.67 AUD ORD -254 -254 23-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.85 AUD ORD -150 -150 23-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 1,692 1,692 23-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 1,674 1,674 23-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 60 60 23-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 800 800 23-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 121.15 AUD ORD -2,178 -2,178 23-Apr-21 BlackRock Investment Management (UK) Limited on mkt sell 121.15 AUD ORD -99 -99 23-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 121.15 AUD ORD 448 448 23-Apr-21 BlackRock Fund Advisors on mkt buy 121.15 AUD ORD 1,678 1,678 23-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.15 AUD ORD -1,907 -1,907 23-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.15 AUD ORD 171 171 23-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -139,548 -139,548 23-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 7,926 7,926 23-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 90,435 90,435 23-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -4,260 -4,260 23-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -751 -751 23-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 109,624 109,624 26-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,748 8,748 26-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,032 1,032 26-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,680 1,680 26-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 840 840 26-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,008 1,008 26-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.37 AUD ORD -367 -367 26-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 122.47 AUD ORD 1,567 1,567 26-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 122.47 AUD ORD 238 238 26-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 122.47 AUD ORD 7,596 7,596 26-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 122.47 AUD ORD 4,686 4,686 26-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 122.51 AUD ORD -1,686 -1,686 26-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 122.51 AUD ORD -1,124 -1,124 26-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 122.51 AUD ORD 120 120 26-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 122.51 AUD ORD 265 265 26-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 122.51 AUD ORD 50 50 26-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 122.51 AUD ORD 882 882 26-Apr-21 BlackRock Fund Advisors on mkt buy 122.51 AUD ORD 1,791 1,791 26-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.51 AUD ORD -1,000 -1,000 26-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.51 AUD ORD -1,393 -1,393 26-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 475,049 475,049 26-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1,028 -1,028 26-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -657,505 -657,505 26-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -17 -17 26-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -17,798 -17,798 27-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 12,427 12,427 27-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,797 4,797 27-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 339 339 27-Apr-21 BlackRock Fund Advisors on mkt buy 123.25 AUD ORD 966 966 27-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.28 AUD ORD -474 -474 27-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.28 AUD ORD -597 -597 27-Apr-21 BlackRock Advisors, LLC on mkt sell 123.28 AUD ORD -1,388 -1,388 RIO page 282 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Apr-21 BlackRock Advisors, LLC on mkt sell 123.28 AUD ORD -296 -296 27-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.28 AUD ORD -4,640 -4,640 27-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.28 AUD ORD -526 -526 27-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.28 AUD ORD -522 -522 27-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 123.28 AUD ORD -870 -870 27-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.28 AUD ORD -2,544 -2,544 27-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.28 AUD ORD -1,329 -1,329 27-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.64 AUD ORD -228 -228 27-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 123.64 AUD ORD 1,692 1,692 27-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 123.64 AUD ORD 223 223 27-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 123.64 AUD ORD 480 480 27-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 123.64 AUD ORD 2,643 2,643 27-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.64 AUD ORD 237 237 27-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,950 6,950 27-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -455,534 -455,534 27-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 17,886 17,886 27-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 18,837 18,837 27-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,568 1,568 27-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 64,772 64,772 27-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 58,683 58,683 27-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 13,526 13,526 28-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,778 1,778 28-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,778 1,778 28-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,778 1,778 28-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,924 2,924 28-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 122.28 AUD ORD 9,340 9,340 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.27 AUD ORD -750 -750 28-Apr-21 BlackRock Investment Management, LLC on mkt sell 122.27 AUD ORD -670 -670 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.28 AUD ORD -2,471 -2,471 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.28 AUD ORD -647 -647 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.28 AUD ORD -635 -635 28-Apr-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 1,895 1,895 28-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 122.14 AUD ORD -562 -562 28-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 122.14 AUD ORD 240 240 28-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 122.14 AUD ORD 400 400 28-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 122.14 AUD ORD -364 -364 28-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 122.14 AUD ORD 95 95 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.14 AUD ORD -937 -937 28-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 122.14 AUD ORD 154 154 28-Apr-21 BlackRock Fund Advisors on mkt buy 122.14 AUD ORD 2,424 2,424 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.14 AUD ORD -1,738 -1,738 28-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.14 AUD ORD -957 -957 28-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -9,174 -9,174 28-Apr-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -24,783 -24,783 28-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 155,445 155,445 28-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,568 -1,568 28-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -64,605 -64,605 28-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -207,350 -207,350 28-Apr-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -13,526 -13,526 28-Apr-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -8,743 -8,743 RIO page 283 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Apr-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -4,764 -4,764 29-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,310 7,310 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -558 -558 29-Apr-21 BlackRock Advisors, LLC on mkt sell 122.97 AUD ORD -2,694 -2,694 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -310 -310 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -359 -359 29-Apr-21 BlackRock Advisors, LLC on mkt sell 122.97 AUD ORD -598 -598 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -7,448 -7,448 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -881 -881 29-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.97 AUD ORD -284 -284 29-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 122.97 AUD ORD -2,436 -2,436 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -2,374 -2,374 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.97 AUD ORD -1,170 -1,170 29-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 123.22 AUD ORD 880 880 29-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.22 AUD ORD -8,887 -8,887 29-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,658 2,658 29-Apr-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 43,398 43,398 29-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -249,526 -249,526 29-Apr-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 4 4 29-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 392 392 29-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 12,406 12,406 30-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,658 2,658 30-Apr-21 BlackRock Fund Advisors in specie n/a AUD ORD 9,695 9,695 30-Apr-21 BlackRock Asset Management Canada Limited on mkt buy 122.07 AUD ORD 19 19 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -42 -42 30-Apr-21 BlackRock Advisors, LLC on mkt sell 121.52 AUD ORD -2,819 -2,819 30-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.52 AUD ORD -150 -150 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -773 -773 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -537 -537 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -13,876 -13,876 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -1,302 -1,302 30-Apr-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.52 AUD ORD -530 -530 30-Apr-21 BlackRock Asset Management Canada Limited on mkt sell 121.52 AUD ORD -2,529 -2,529 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -5,966 -5,966 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.52 AUD ORD -3,420 -3,420 30-Apr-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.15 AUD ORD 4,860 4,860 30-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 121.13 AUD ORD -1,124 -1,124 30-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 846 846 30-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 1,692 1,692 30-Apr-21 BlackRock Advisors (UK) Limited on mkt sell 121.17 AUD ORD -50,220 -50,220 30-Apr-21 BlackRock Advisors (UK) Limited on mkt buy 121.15 AUD ORD 302 302 30-Apr-21 BlackRock Investment Management (UK) Limited on mkt sell 121.15 AUD ORD -97 -97 30-Apr-21 BlackRock Investment Management (UK) Limited on mkt buy 121.15 AUD ORD 2,113 2,113 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.15 AUD ORD -1,722 -1,722 30-Apr-21 BlackRock Fund Advisors on mkt buy 121.15 AUD ORD 592 592 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.15 AUD ORD -1,501 -1,501 30-Apr-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.15 AUD ORD -690 -690 RIO page 284 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Apr-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -2,283 -2,283 30-Apr-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 8,689 8,689 30-Apr-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -3,021 -3,021 30-Apr-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 333,879 333,879 30-Apr-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -60 -60 30-Apr-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 26 26 03-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.38 AUD ORD -210 -210 03-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.09 AUD ORD 4,455 4,455 03-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.09 AUD ORD -1,267 -1,267 03-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 47 47 03-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,455 1,455 03-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -155,175 -155,175 03-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 73 73 03-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 8,668 8,668 03-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 13,501 13,501 03-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 86 86 04-May-21 BlackRock Advisors, LLC on mkt sell 122.51 AUD ORD -1,147 -1,147 04-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.51 AUD ORD -117 -117 04-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.51 AUD ORD -2,195 -2,195 04-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.51 AUD ORD -1,055 -1,055 04-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.51 AUD ORD -182 -182 04-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.51 AUD ORD -197 -197 04-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.51 AUD ORD -1,008 -1,008 04-May-21 BlackRock Advisors, LLC on mkt sell 122.51 AUD ORD -509 -509 04-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.51 AUD ORD -2,311 -2,311 04-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.51 AUD ORD -99 -99 04-May-21 BlackRock Asset Management Canada Limited on mkt sell 122.51 AUD ORD -479 -479 04-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.51 AUD ORD -3,487 -3,487 04-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.51 AUD ORD -8,104 -8,104 04-May-21 BlackRock Asset Management Canada Limited on mkt buy 121.68 AUD ORD 858 858 04-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,995 7,995 04-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,280 1,280 04-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.13 AUD ORD 92 92 04-May-21 BlackRock Asset Management Canada Limited on mkt buy 123.13 AUD ORD 4,081 4,081 04-May-21 BlackRock Fund Advisors on mkt buy 123.13 AUD ORD 1,069 1,069 04-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.13 AUD ORD -997 -997 04-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -62,231 -62,231 04-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,466 1,466 04-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -8,820 -8,820 04-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 13 13 04-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,331 1,331 04-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,022 3,022 04-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 41,996 41,996 04-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 98 98 04-May-21 BlackRock International Limited in specie n/a AUD ORD -1,660 -1,660 05-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 774 774 05-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,032 1,032 05-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,290 1,290 05-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,955 3,955 05-May-21 BlackRock Advisors, LLC on mkt buy 122.99 AUD ORD 1,600 1,600 RIO page 285 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 122.99 AUD ORD 160 160 05-May-21 BlackRock Advisors, LLC on mkt buy 122.99 AUD ORD 12 12 05-May-21 BlackRock Advisors, LLC on mkt buy 122.99 AUD ORD 531 531 05-May-21 BlackRock Investment Management, LLC on mkt buy 122.99 AUD ORD 247 247 05-May-21 BlackRock Investment Management, LLC on mkt buy 122.99 AUD ORD 42 42 05-May-21 BlackRock (Singapore) Limited on mkt buy 122.99 AUD ORD 1,034 1,034 05-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 122.99 AUD ORD 29 29 05-May-21 BlackRock Investment Management, LLC on mkt buy 122.99 AUD ORD 57 57 05-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.49 AUD ORD -527 -527 05-May-21 BlackRock Investment Management, LLC on mkt sell 124.71 AUD ORD -201 -201 05-May-21 BlackRock Investment Management (UK) Limited on mkt sell 124.71 AUD ORD -269 -269 05-May-21 BlackRock Japan Co., Ltd. on mkt sell 124.71 AUD ORD -231 -231 05-May-21 BlackRock Japan Co., Ltd. on mkt sell 124.71 AUD ORD -132 -132 05-May-21 BlackRock Japan Co., Ltd. on mkt sell 124.71 AUD ORD -178 -178 05-May-21 BlackRock Investment Management, LLC on mkt sell 124.71 AUD ORD -1,321 -1,321 05-May-21 BlackRock Investment Management, LLC on mkt sell 124.71 AUD ORD -913 -913 05-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.71 AUD ORD -106 -106 05-May-21 BlackRock Advisors (UK) Limited on mkt buy 124.54 AUD ORD 1,680 1,680 05-May-21 BlackRock Advisors (UK) Limited on mkt sell 124.54 AUD ORD -212 -212 05-May-21 BlackRock Advisors (UK) Limited on mkt buy 124.54 AUD ORD 265 265 05-May-21 BlackRock Advisors (UK) Limited on mkt buy 124.54 AUD ORD 795 795 05-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.68 AUD ORD 12,353 12,353 05-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,560 5,560 05-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,955 -2,955 05-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 176 176 05-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 13,454 13,454 05-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -6 -6 05-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 77 77 05-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -768 -768 05-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,008 1,008 05-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2 2 06-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,386 4,386 06-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,310 7,310 06-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,280 1,280 06-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -423 -423 06-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,664 2,664 06-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.79 AUD ORD -46 -46 06-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.79 AUD ORD -518 -518 06-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.79 AUD ORD -861 -861 06-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.79 AUD ORD -3,192 -3,192 06-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.76 AUD ORD -31,185 -31,185 06-May-21 BlackRock Advisors (UK) Limited on mkt sell 125.76 AUD ORD -561 -561 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 65 65 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 130 130 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 260 260 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 302 302 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 1,120 1,120 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 50 50 06-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.76 AUD ORD 50 50 06-May-21 BlackRock International Limited on mkt sell 125.76 AUD ORD -1,472 -1,472 06-May-21 BlackRock Investment Management (UK) Limited on mkt sell 125.76 AUD ORD -98 -98 06-May-21 BlackRock Fund Advisors on mkt buy 125.76 AUD ORD 2,112 2,112 06-May-21 BlackRock Fund Advisors on mkt buy 125.76 AUD ORD 9,168 9,168 06-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.76 AUD ORD 190 190 06-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 307,156 307,156 06-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -167 -167 06-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -211,281 -211,281 RIO page 286 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 1 1 06-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -58 -58 06-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 279 279 06-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 134,400 134,400 06-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 31 31 07-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,280 1,280 07-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,332 1,332 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -939 -939 07-May-21 BlackRock Investment Management (UK) Limited on mkt buy 126.70 AUD ORD 19,910 19,910 07-May-21 BlackRock Advisors, LLC on mkt sell 126.67 AUD ORD -1,005 -1,005 07-May-21 BlackRock Fund Advisors on mkt buy 126.70 AUD ORD 6,330 6,330 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.67 AUD ORD -530 -530 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.67 AUD ORD -6,658 -6,658 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.67 AUD ORD -2,487 -2,487 07-May-21 BlackRock Investment Management, LLC on mkt sell 126.67 AUD ORD -110 -110 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -2,182 -2,182 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -10,859 -10,859 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -1,027 -1,027 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.68 AUD ORD -480 -480 07-May-21 BlackRock Advisors, LLC on mkt sell 126.67 AUD ORD -674 -674 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -4,040 -4,040 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -337 -337 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -6,171 -6,171 07-May-21 BlackRock Asset Management Canada Limited on mkt sell 126.67 AUD ORD -2,661 -2,661 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 126.70 AUD ORD 556 556 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 126.70 AUD ORD 4,592 4,592 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -1,928 -1,928 07-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.67 AUD ORD -1,521 -1,521 07-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,580 5,580 07-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.11 AUD ORD -36,855 -36,855 07-May-21 BlackRock Advisors (UK) Limited on mkt sell 127.11 AUD ORD -212 -212 07-May-21 BlackRock Advisors (UK) Limited on mkt sell 127.11 AUD ORD -266 -266 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.11 AUD ORD 253 253 07-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.11 AUD ORD 1,086 1,086 07-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -306,525 -306,525 07-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 457 457 07-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 94,156 94,156 07-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,245 -1,245 07-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -292 -292 07-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -156,773 -156,773 07-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 71 71 10-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,924 2,924 10-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,310 7,310 10-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,627 3,627 10-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.94 AUD ORD -13,770 -13,770 10-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.94 AUD ORD -10,530 -10,530 10-May-21 BlackRock Advisors (UK) Limited on mkt sell 132.94 AUD ORD -212 -212 10-May-21 BlackRock Advisors (UK) Limited on mkt buy 132.94 AUD ORD 100 100 RIO page 287 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-May-21 BlackRock Advisors (UK) Limited on mkt buy 132.94 AUD ORD 1,726 1,726 10-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 132.94 AUD ORD 86 86 10-May-21 BlackRock Asset Management Canada Limited on mkt buy 132.94 AUD ORD 120 120 10-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,328 5,328 10-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 20,743 20,743 10-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 187 187 10-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -76,577 -76,577 10-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 1 1 10-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1 1 10-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -265 -265 10-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -37,531 -37,531 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,780 1,780 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,670 2,670 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -92 -92 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,380 2,380 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,356 1,356 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,655 3,655 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,310 7,310 11-May-21 BlackRock Advisors, LLC on mkt buy 131.02 AUD ORD 605 605 11-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 131.02 AUD ORD 60 60 11-May-21 BlackRock Advisors, LLC on mkt buy 131.02 AUD ORD 5 5 11-May-21 BlackRock Advisors, LLC on mkt buy 131.02 AUD ORD 196 196 11-May-21 BlackRock Investment Management, LLC on mkt buy 131.02 AUD ORD 93 93 11-May-21 BlackRock Investment Management, LLC on mkt buy 131.02 AUD ORD 16 16 11-May-21 BlackRock (Singapore) Limited on mkt buy 131.02 AUD ORD 396 396 11-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 131.02 AUD ORD 11 11 11-May-21 BlackRock Investment Management, LLC on mkt buy 131.02 AUD ORD 21 21 11-May-21 BlackRock Fund Advisors on mkt buy 130.45 AUD ORD 382 382 11-May-21 BlackRock Investment Management (UK) Limited on mkt buy 130.45 AUD ORD 367 367 11-May-21 BlackRock Advisors, LLC on mkt buy 130.45 AUD ORD 2,059 2,059 11-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.45 AUD ORD 22 22 11-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.45 AUD ORD 471 471 11-May-21 BlackRock Advisors, LLC on mkt buy 130.45 AUD ORD 303 303 11-May-21 BlackRock International Limited on mkt buy 130.45 AUD ORD 180 180 11-May-21 BlackRock Investment Management, LLC on mkt buy 130.45 AUD ORD 248 248 11-May-21 BlackRock Investment Management (UK) Limited on mkt sell 130.75 AUD ORD -2,807 -2,807 11-May-21 BlackRock Japan Co., Ltd. on mkt sell 130.36 AUD ORD -1,440 -1,440 11-May-21 BlackRock Investment Management (UK) Limited on mkt buy 129.71 AUD ORD 2,365 2,365 11-May-21 BlackRock Advisors (UK) Limited on mkt sell 130.61 AUD ORD -2,514 -2,514 11-May-21 BlackRock Advisors (UK) Limited on mkt buy 130.61 AUD ORD 50 50 11-May-21 BlackRock Advisors (UK) Limited on mkt sell 130.61 AUD ORD -166 -166 11-May-21 BlackRock Advisors (UK) Limited on mkt buy 130.61 AUD ORD 790 790 11-May-21 BlackRock Fund Advisors on mkt buy 130.61 AUD ORD 1,672 1,672 11-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.61 AUD ORD 221 221 11-May-21 BlackRock Advisors (UK) Limited on mkt buy 130.61 AUD ORD 240 240 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,301 5,301 11-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,580 5,580 11-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 635,377 635,377 11-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 27,515 27,515 11-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -696,697 -696,697 11-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 75 75 11-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9,441 9,441 11-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 105,778 105,778 11-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 200,309 200,309 11-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2,108 2,108 11-May-21 BlackRock (Singapore) Limited in specie n/a AUD ORD -988 -988 12-May-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 447 447 RIO page 288 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,818 4,818 12-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,780 1,780 12-May-21 BlackRock Investment Management (UK) Limited on mkt sell 131.30 AUD ORD -737 -737 12-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.97 AUD ORD 233 233 12-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.98 AUD ORD -244 -244 12-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.96 AUD ORD 1,818 1,818 12-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.96 AUD ORD 9,027 9,027 12-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.73 AUD ORD -2,273 -2,273 12-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.73 AUD ORD -526 -526 12-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.73 AUD ORD -533 -533 12-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.04 AUD ORD 1,308 1,308 12-May-21 BlackRock Advisors (UK) Limited on mkt buy 130.04 AUD ORD 956 956 12-May-21 BlackRock Advisors (UK) Limited on mkt sell 130.04 AUD ORD -212 -212 12-May-21 BlackRock Advisors (UK) Limited on mkt buy 130.04 AUD ORD 264 264 12-May-21 BlackRock Investment Management (UK) Limited on mkt buy 130.04 AUD ORD 93 93 12-May-21 BlackRock Fund Advisors on mkt buy 130.04 AUD ORD 1,421 1,421 12-May-21 BlackRock Asset Management Canada Limited on mkt buy 130.04 AUD ORD 1,632 1,632 12-May-21 BlackRock Advisors (UK) Limited on mkt buy 130.04 AUD ORD 784 784 12-May-21 BlackRock Fund Advisors on mkt buy 130.04 AUD ORD 1,704 1,704 12-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.04 AUD ORD 3,965 3,965 12-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.04 AUD ORD 1,260 1,260 12-May-21 BlackRock Fund Advisors on mkt buy 130.04 AUD ORD 2,020 2,020 12-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 3,872 3,872 12-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,048 1,048 12-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,316 -5,316 12-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 907 907 12-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -802 -802 12-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -15,430 -15,430 12-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 111,053 111,053 12-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 225 225 13-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,924 2,924 13-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 14,620 14,620 13-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 235 235 13-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,197 -1,197 13-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.26 AUD ORD -690 -690 13-May-21 BlackRock Investment Management (UK) Limited on mkt buy 129.37 AUD ORD 114 114 13-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.37 AUD ORD 417 417 13-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 129.28 AUD ORD -471 -471 13-May-21 BlackRock Asset Management Canada Limited on mkt sell 128.00 AUD ORD -1,760 -1,760 13-May-21 BlackRock Asset Management Deutschland AG on mkt buy 128.00 AUD ORD 391 391 13-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 423 423 13-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 88,075 88,075 13-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,791 1,791 13-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 12,201 12,201 13-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -989 -989 13-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 302 302 13-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,732 -2,732 13-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -172,559 -172,559 13-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 232 232 14-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 918 918 RIO page 289 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,548 1,548 14-May-21 BlackRock Asset Management Canada Limited on mkt buy 127.88 AUD ORD 420 420 14-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.69 AUD ORD -171 -171 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.93 AUD ORD -460 -460 14-May-21 BlackRock Advisors, LLC on mkt sell 126.73 AUD ORD -1,758 -1,758 14-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.73 AUD ORD -410 -410 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.73 AUD ORD -1,570 -1,570 14-May-21 BlackRock Advisors, LLC on mkt sell 126.73 AUD ORD -384 -384 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.73 AUD ORD -5,156 -5,156 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.73 AUD ORD -782 -782 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.73 AUD ORD -3,290 -3,290 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.73 AUD ORD -712 -712 14-May-21 BlackRock Investment Management (UK) Limited on mkt sell 126.73 AUD ORD -156 -156 14-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.73 AUD ORD -150 -150 14-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.43 AUD ORD 1,122 1,122 14-May-21 BlackRock Advisors (UK) Limited on mkt sell 125.43 AUD ORD -561 -561 14-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.43 AUD ORD 160 160 14-May-21 BlackRock Advisors (UK) Limited on mkt buy 125.43 AUD ORD 720 720 14-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.43 AUD ORD 1,814 1,814 14-May-21 BlackRock Asset Management Canada Limited on mkt buy 125.43 AUD ORD 358 358 14-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.43 AUD ORD -331 -331 14-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.43 AUD ORD -124 -124 14-May-21 BlackRock Investment Management (UK) Limited on mkt buy 125.43 AUD ORD 210 210 14-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 22,337 22,337 14-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,557 2,557 14-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -51,444 -51,444 14-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -428 -428 14-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -6,872 -6,872 14-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 18,401 18,401 14-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 123 123 17-May-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -20,857 -20,857 17-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,185 4,185 17-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,627 3,627 17-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.90 AUD ORD -572 -572 17-May-21 BlackRock Asset Management Deutschland AG on mkt sell 126.04 AUD ORD -325 -325 17-May-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 130 130 17-May-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 400 400 17-May-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 48 48 17-May-21 BlackRock Investment Management, LLC on mkt buy 126.04 AUD ORD 1,559 1,559 17-May-21 BlackRock Asset Management Canada Limited on mkt buy 126.04 AUD ORD 27 27 17-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.04 AUD ORD -1,369 -1,369 17-May-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -304 -304 17-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -248,906 -248,906 17-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -32,850 -32,850 17-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 29,727 29,727 17-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3,845 -3,845 17-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -79,626 -79,626 17-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -178,132 -178,132 17-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2,651 -2,651 RIO page 290 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,105 1,105 18-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,542 1,542 18-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 771 771 18-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,790 2,790 18-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,790 2,790 18-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 128.57 AUD ORD -336 -336 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -371 -371 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -568 -568 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -597 -597 18-May-21 BlackRock Advisors, LLC on mkt sell 128.50 AUD ORD -3,759 -3,759 18-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 128.50 AUD ORD -1,239 -1,239 18-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 128.50 AUD ORD -435 -435 18-May-21 BlackRock Investment Management, LLC on mkt sell 128.50 AUD ORD -139 -139 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -1,403 -1,403 18-May-21 BlackRock Advisors, LLC on mkt sell 128.50 AUD ORD -705 -705 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -12,080 -12,080 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -1,156 -1,156 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -995 -995 18-May-21 BlackRock Asset Management Canada Limited on mkt sell 128.50 AUD ORD -3,389 -3,389 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -6,837 -6,837 18-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.50 AUD ORD -2,138 -2,138 18-May-21 BlackRock Advisors (UK) Limited on mkt buy 128.71 AUD ORD 223 223 18-May-21 BlackRock Advisors (UK) Limited on mkt buy 128.71 AUD ORD 302 302 18-May-21 BlackRock Advisors (UK) Limited on mkt buy 128.71 AUD ORD 264 264 18-May-21 BlackRock Advisors (UK) Limited on mkt buy 128.71 AUD ORD 264 264 18-May-21 BlackRock Advisors (UK) Limited on mkt buy 128.71 AUD ORD 290 290 18-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.71 AUD ORD 17,219 17,219 18-May-21 BlackRock Investment Management (UK) Limited on mkt sell 128.71 AUD ORD -12,719 -12,719 18-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 127,789 127,789 18-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -185 -185 18-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 159,394 159,394 18-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,089 -2,089 18-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,989 1,989 18-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -11 -11 19-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,130 1,130 19-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.02 AUD ORD -888 -888 19-May-21 BlackRock Investment Management, LLC on mkt sell 124.02 AUD ORD -244 -244 19-May-21 BlackRock Japan Co., Ltd. on mkt sell 124.02 AUD ORD -115 -115 19-May-21 BlackRock Japan Co., Ltd. on mkt sell 124.02 AUD ORD -528 -528 19-May-21 BlackRock Japan Co., Ltd. on mkt sell 124.02 AUD ORD -546 -546 19-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.02 AUD ORD -82 -82 19-May-21 BlackRock Investment Management (UK) Limited on mkt buy 123.98 AUD ORD 1,287 1,287 19-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.88 AUD ORD -3,021 -3,021 19-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.88 AUD ORD -498 -498 19-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.88 AUD ORD -481 -481 19-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.90 AUD ORD -5,474 -5,474 19-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.90 AUD ORD -11,130 -11,130 19-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.95 AUD ORD -702 -702 19-May-21 BlackRock Advisors, LLC on mkt sell 124.31 AUD ORD -2,205 -2,205 RIO page 291 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.31 AUD ORD -220 -220 19-May-21 BlackRock Advisors, LLC on mkt sell 124.31 AUD ORD -17 -17 19-May-21 BlackRock Advisors, LLC on mkt sell 124.31 AUD ORD -727 -727 19-May-21 BlackRock Investment Management, LLC on mkt sell 124.31 AUD ORD -340 -340 19-May-21 BlackRock Investment Management, LLC on mkt sell 124.31 AUD ORD -58 -58 19-May-21 BlackRock (Singapore) Limited on mkt sell 124.31 AUD ORD -1,430 -1,430 19-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.31 AUD ORD -40 -40 19-May-21 BlackRock Investment Management, LLC on mkt sell 124.31 AUD ORD -78 -78 19-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.88 AUD ORD -106 -106 19-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.88 AUD ORD -318 -318 19-May-21 BlackRock Advisors (UK) Limited on mkt buy 123.88 AUD ORD 50 50 19-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.88 AUD ORD -162 -162 19-May-21 BlackRock Investment Management (UK) Limited on mkt buy 125.34 AUD ORD 740 740 19-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 88,288 88,288 19-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 174 174 19-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 282,549 282,549 19-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 14 14 19-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -66 -66 19-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -563 -563 19-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 213 213 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,290 1,290 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 188 188 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,834 5,834 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,818 -4,818 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 23,336 23,336 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,834 5,834 20-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.57 AUD ORD -158 -158 20-May-21 BlackRock Investment Management (UK) Limited on mkt sell 122.57 AUD ORD -74 -74 20-May-21 BlackRock Advisors, LLC on mkt sell 122.57 AUD ORD -1,739 -1,739 20-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.57 AUD ORD -1,035 -1,035 20-May-21 BlackRock Advisors, LLC on mkt sell 122.57 AUD ORD -512 -512 20-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.57 AUD ORD -4,899 -4,899 20-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.57 AUD ORD -691 -691 20-May-21 BlackRock Asset Management Canada Limited on mkt sell 122.57 AUD ORD -1,159 -1,159 20-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.26 AUD ORD 5,670 5,670 20-May-21 BlackRock Advisors (UK) Limited on mkt buy 123.26 AUD ORD 1,694 1,694 20-May-21 BlackRock Advisors (UK) Limited on mkt buy 123.26 AUD ORD 561 561 20-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.26 AUD ORD -12,615 -12,615 20-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.26 AUD ORD -2,618 -2,618 20-May-21 BlackRock Fund Advisors on mkt buy 123.26 AUD ORD 23 23 20-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.26 AUD ORD 1,293 1,293 20-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.26 AUD ORD -2,527 -2,527 20-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 141 141 20-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 250,914 250,914 20-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 60 60 20-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -551,444 -551,444 20-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -19 -19 20-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -420 -420 20-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,912 -1,912 20-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -185 -185 21-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,917 2,917 21-May-21 BlackRock Investment Management (UK) Limited on mkt buy 121.33 AUD ORD 153 153 21-May-21 BlackRock Advisors (UK) Limited on mkt buy 121.37 AUD ORD 3,144 3,144 RIO page 292 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.40 AUD ORD -268 -268 21-May-21 BlackRock Advisors (UK) Limited on mkt buy 122.12 AUD ORD 841 841 21-May-21 BlackRock Advisors (UK) Limited on mkt buy 122.12 AUD ORD 291 291 21-May-21 BlackRock Advisors (UK) Limited on mkt sell 122.12 AUD ORD -2,049 -2,049 21-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.12 AUD ORD -498 -498 21-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,790 -10,790 21-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -248 -248 21-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 36,450 36,450 21-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 69 69 21-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -22 -22 21-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -24 -24 24-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.50 AUD ORD 841 841 24-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.50 AUD ORD 1,682 1,682 24-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.50 AUD ORD -3,006 -3,006 24-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.50 AUD ORD -5,942 -5,942 24-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.50 AUD ORD -685 -685 24-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.50 AUD ORD -700 -700 24-May-21 BlackRock Fund Advisors on mkt buy 119.50 AUD ORD 436 436 24-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -10,925 -10,925 24-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 787 787 24-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -6,826 -6,826 24-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1 -1 24-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 4,637 4,637 24-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 9,080 9,080 24-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 42 42 25-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 121.26 AUD ORD 635 635 25-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,988 8,988 25-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -8,030 -8,030 25-May-21 BlackRock Advisors (UK) Limited on mkt buy 121.45 AUD ORD 85 85 25-May-21 BlackRock Advisors (UK) Limited on mkt buy 121.45 AUD ORD 50 50 25-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.45 AUD ORD -2,905 -2,905 25-May-21 BlackRock Advisors (UK) Limited on mkt buy 121.45 AUD ORD 848 848 25-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 144 144 25-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -127,944 -127,944 25-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -773 -773 25-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,204 -1,204 25-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,803 1,803 25-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4,475 -4,475 25-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -25,527 -25,527 25-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -29 -29 26-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,818 -4,818 26-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,834 5,834 26-May-21 BlackRock Investment Management, LLC on mkt sell 119.42 AUD ORD -526 -526 26-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.56 AUD ORD 1,883 1,883 26-May-21 BlackRock Japan Co., Ltd. on mkt sell 119.42 AUD ORD -193 -193 26-May-21 BlackRock Japan Co., Ltd. on mkt sell 119.42 AUD ORD -282 -282 26-May-21 BlackRock Japan Co., Ltd. on mkt sell 119.42 AUD ORD -320 -320 26-May-21 BlackRock Japan Co., Ltd. on mkt sell 119.42 AUD ORD -218 -218 26-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.38 AUD ORD 3,341 3,341 26-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.30 AUD ORD 534 534 26-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.30 AUD ORD 194 194 26-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.30 AUD ORD 176 176 26-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 940 940 RIO page 293 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-May-21 BlackRock Advisors (UK) Limited on mkt buy 118.74 AUD ORD 1,698 1,698 26-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.40 AUD ORD 2,003 2,003 26-May-21 BlackRock Advisors (UK) Limited on mkt buy 118.74 AUD ORD 291 291 26-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -154,392 -154,392 26-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -98 -98 26-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 6 6 26-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -942 -942 26-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,922 2,922 26-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 695 695 26-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -38 -38 27-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,284 1,284 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.06 AUD ORD -62 -62 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 120.06 AUD ORD -60 -60 27-May-21 BlackRock Advisors, LLC on mkt sell 120.06 AUD ORD -396 -396 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.06 AUD ORD -144 -144 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.06 AUD ORD -891 -891 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -626 -626 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 844 844 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 844 844 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 844 844 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -4,220 -4,220 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 301 301 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 152 152 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 152 152 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 304 304 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 291 291 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 89 89 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 24 24 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 57 57 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 123 123 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 24 24 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 112 112 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 11 11 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 275 275 27-May-21 BlackRock Investment Management, LLC on mkt buy 119.87 AUD ORD 12,400 12,400 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 376 376 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 683 683 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 1,580 1,580 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 32 32 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 152 152 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 40 40 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 474 474 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 5,699 5,699 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 451 451 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 2,168 2,168 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 280 280 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 945 945 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 2,839 2,839 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 48 48 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 942 942 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 2,543 2,543 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 53 53 RIO page 294 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 272 272 27-May-21 BlackRock Investment Management, LLC on mkt buy 119.87 AUD ORD 215 215 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 11 11 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 2,707 2,707 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 11 11 27-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.87 AUD ORD 14 14 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 334 334 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 54 54 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 7,763 7,763 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 16 16 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 35 35 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 75 75 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 15 15 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 68 68 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -1,897 -1,897 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -75 -75 27-May-21 BlackRock Fund Advisors on mkt sell 119.87 AUD ORD -3,306 -3,306 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 11 11 27-May-21 BlackRock Asset Management Canada Limited on mkt sell 119.87 AUD ORD -2,994 -2,994 27-May-21 BlackRock International Limited on mkt sell 119.87 AUD ORD -552 -552 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 168 168 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -150 -150 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 416 416 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 963 963 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 20 20 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 93 93 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 25 25 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 289 289 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 3,472 3,472 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 275 275 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 1,320 1,320 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 171 171 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 576 576 27-May-21 BlackRock Fund Advisors on mkt sell 119.87 AUD ORD -104 -104 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 1,730 1,730 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 30 30 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -1,356 -1,356 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 574 574 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 33 33 27-May-21 BlackRock Asset Management Canada Limited on mkt sell 119.87 AUD ORD -1,928 -1,928 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 166 166 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -164 -164 27-May-21 BlackRock Investment Management, LLC on mkt buy 119.87 AUD ORD 131 131 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.87 AUD ORD -391 -391 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.87 AUD ORD -826 -826 27-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.87 AUD ORD 11 11 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 204 204 RIO page 295 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -35 -35 27-May-21 BlackRock Japan Co., Ltd. on mkt buy 119.87 AUD ORD 296 296 27-May-21 BlackRock Advisors, LLC on mkt buy 119.87 AUD ORD 288 288 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 215 215 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 59 59 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 137 137 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 295 295 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 59 59 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 268 268 27-May-21 BlackRock Japan Co., Ltd. on mkt sell 119.87 AUD ORD -37 -37 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 22 22 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 660 660 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 1,631 1,631 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 3,776 3,776 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 83 83 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 365 365 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 98 98 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 1,134 1,134 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 13,620 13,620 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 1,077 1,077 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 5,181 5,181 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 670 670 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 2,260 2,260 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 6,792 6,792 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 116 116 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 2,252 2,252 27-May-21 BlackRock Asset Management Canada Limited on mkt buy 119.87 AUD ORD 126 126 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 654 654 27-May-21 BlackRock Investment Management, LLC on mkt buy 119.87 AUD ORD 514 514 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 25 25 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 22 22 27-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.87 AUD ORD 31 31 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 799 799 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -1,654 -1,654 27-May-21 BlackRock Investment Management, LLC on mkt sell 119.87 AUD ORD -410 -410 27-May-21 BlackRock Investment Management, LLC on mkt sell 119.87 AUD ORD -2,408 -2,408 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -265 -265 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 8,411 8,411 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 19,467 19,467 27-May-21 BlackRock Fund Advisors on mkt sell 119.87 AUD ORD -10,753 -10,753 27-May-21 BlackRock Fund Advisors on mkt sell 119.87 AUD ORD -1,381 -1,381 27-May-21 BlackRock Fund Advisors on mkt sell 119.87 AUD ORD -10,494 -10,494 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -167 -167 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -4,201 -4,201 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -1,616 -1,616 27-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -3,572 -3,572 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 3,366 3,366 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 109 109 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 8,340 8,340 27-May-21 BlackRock Fund Advisors on mkt sell 119.87 AUD ORD -2,772 -2,772 RIO page 296 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -2,101 -2,101 27-May-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.87 AUD ORD -1,230 -1,230 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 264 264 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 612 612 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 1,320 1,320 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -966 -966 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 263 263 27-May-21 BlackRock Investment Management (UK) Limited on mkt buy 119.87 AUD ORD 1,205 1,205 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -827 -827 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 115 115 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 363 363 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 1,636 1,636 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -567 -567 27-May-21 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD -320 -320 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 5,084 5,084 27-May-21 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD 61,055 61,055 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 4,831 4,831 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 23,222 23,222 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 3,002 3,002 27-May-21 BlackRock Fund Advisors on mkt buy 119.87 AUD ORD 10,131 10,131 27-May-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 518 518 27-May-21 BlackRock Advisors, LLC on mkt buy 119.87 AUD ORD 771 771 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -70,249 -70,249 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -28,425 -28,425 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.87 AUD ORD -160 -160 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -2,302 -2,302 27-May-21 BlackRock Investment Management (UK) Limited on mkt sell 119.87 AUD ORD -8,641 -8,641 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 89 89 27-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 119.87 AUD ORD 151 151 27-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,778 2,778 27-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 30,382 30,382 27-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 2,081 2,081 27-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 257 257 27-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 77 77 27-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -872 -872 27-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,505 -1,505 27-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 20 20 28-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 12,964 12,964 28-May-21 BlackRock Fund Advisors in specie n/a AUD ORD 390 390 28-May-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,020 -1,020 28-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.16 AUD ORD 93 93 28-May-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.16 AUD ORD 60 60 28-May-21 BlackRock Investment Management (UK) Limited on mkt buy 123.55 AUD ORD 59 59 28-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.71 AUD ORD -50 -50 28-May-21 BlackRock Investment Management (UK) Limited on mkt buy 123.02 AUD ORD 677 677 28-May-21 BlackRock Advisors (UK) Limited on mkt buy 123.02 AUD ORD 146 146 28-May-21 BlackRock Advisors (UK) Limited on mkt buy 123.02 AUD ORD 50 50 28-May-21 BlackRock Advisors (UK) Limited on mkt buy 123.02 AUD ORD 100 100 28-May-21 BlackRock Investment Management, LLC on mkt buy 123.02 AUD ORD 178 178 28-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.02 AUD ORD -9,377 -9,377 28-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.02 AUD ORD -1,047 -1,047 28-May-21 BlackRock Advisors (UK) Limited on mkt sell 123.02 AUD ORD -15,070 -15,070 RIO page 297 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.02 AUD ORD -8,698 -8,698 28-May-21 BlackRock Investment Management (UK) Limited on mkt buy 123.02 AUD ORD 2,575 2,575 28-May-21 BlackRock Asset Management Canada Limited on mkt buy 123.02 AUD ORD 23 23 28-May-21 BlackRock Asset Management Canada Limited on mkt buy 123.02 AUD ORD 33 33 28-May-21 BlackRock Fund Advisors on mkt sell 123.02 AUD ORD -1,480 -1,480 28-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.02 AUD ORD -3,561 -3,561 28-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.02 AUD ORD -2,745 -2,745 28-May-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.02 AUD ORD -596 -596 28-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 295,652 295,652 28-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -655 -655 28-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 76,678 76,678 28-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,619 1,619 28-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,067 2,067 28-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 11,332 11,332 28-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 122 122 31-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 123.60 AUD ORD 172 172 31-May-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 139,133 139,133 31-May-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -4,779 -4,779 31-May-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 236,300 236,300 31-May-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -6 -6 31-May-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -2,661 -2,661 31-May-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -13,154 -13,154 31-May-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,246 -19,246 31-May-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -434 -434 01-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 124.46 AUD ORD 74 74 01-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.46 AUD ORD 2,448 2,448 01-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.60 AUD ORD -1,486 -1,486 01-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -154,840 -154,840 01-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 776 776 01-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2 2 01-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -190 -190 01-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -5 -5 02-Jun-21 BlackRock (Singapore) Limited on mkt buy 127.85 AUD ORD 2,386 2,386 02-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 128.04 AUD ORD 1,302 1,302 02-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.33 AUD ORD 1,725 1,725 02-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.33 AUD ORD 172 172 02-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.33 AUD ORD 4,120 4,120 02-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 126.95 AUD ORD -3,313 -3,313 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 845 845 02-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 126.95 AUD ORD -2,508 -2,508 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 320 320 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 400 400 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 880 880 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 306 306 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 152 152 02-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.95 AUD ORD 50 50 02-Jun-21 BlackRock Fund Advisors on mkt buy 126.95 AUD ORD 1,416 1,416 02-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 126.95 AUD ORD 3,988 3,988 02-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.95 AUD ORD -508 -508 RIO page 298 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 126.95 AUD ORD 1,179 1,179 02-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,517 6,517 02-Jun-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -35,280 -35,280 02-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -614,639 -614,639 02-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 306,222 306,222 02-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1 -1 02-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 6,456 6,456 02-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 242,795 242,795 03-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,452 1,452 03-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,210 1,210 03-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 804 804 03-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -918 -918 03-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,920 3,920 03-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 126.81 AUD ORD 124 124 03-Jun-21 BlackRock Advisors, LLC on mkt buy 126.81 AUD ORD 376 376 03-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.81 AUD ORD 1,856 1,856 03-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 126.81 AUD ORD 531 531 03-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.81 AUD ORD 1,654 1,654 03-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.81 AUD ORD 801 801 03-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.01 AUD ORD -1,308 -1,308 03-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.01 AUD ORD -17,415 -17,415 03-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 127.01 AUD ORD 76 76 03-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 127.01 AUD ORD 480 480 03-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 127.01 AUD ORD 800 800 03-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 127.01 AUD ORD 304 304 03-Jun-21 BlackRock Fund Advisors on mkt buy 127.01 AUD ORD 1,193 1,193 03-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 127.01 AUD ORD 67 67 03-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 461,707 461,707 03-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -485,637 -485,637 03-Jun-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 104 104 03-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,714 3,714 03-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 140,097 140,097 04-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 642 642 04-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,855 1,855 04-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.22 AUD ORD -65 -65 04-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.14 AUD ORD -1,652 -1,652 04-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.62 AUD ORD -16,200 -16,200 04-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.62 AUD ORD -1,672 -1,672 04-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.62 AUD ORD 152 152 04-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.62 AUD ORD 152 152 04-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.62 AUD ORD 304 304 04-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.62 AUD ORD 756 756 04-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.62 AUD ORD 6,572 6,572 04-Jun-21 BlackRock Fund Advisors on mkt buy 124.62 AUD ORD 32 32 04-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.62 AUD ORD -312 -312 04-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -398,035 -398,035 04-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 79,035 79,035 04-Jun-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -104 -104 04-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3 -3 04-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4,209 -4,209 04-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -355,939 -355,939 07-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 390 390 07-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.33 AUD ORD 800 800 07-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.33 AUD ORD 107 107 RIO page 299 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.33 AUD ORD 304 304 07-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.33 AUD ORD 761 761 07-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 125.33 AUD ORD 160 160 07-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.33 AUD ORD 1,054 1,054 07-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.33 AUD ORD 354 354 07-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.33 AUD ORD -4,749 -4,749 07-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,800 7,800 07-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,092 1,092 07-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 501,437 501,437 07-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 108 108 07-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -232,332 -232,332 07-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 134 134 07-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,018 3,018 07-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 8,554 8,554 08-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 234 234 08-Jun-21 BlackRock Fund Advisors on mkt sell 124.41 AUD ORD -316 -316 08-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 124.41 AUD ORD -355 -355 08-Jun-21 BlackRock Advisors, LLC on mkt sell 124.41 AUD ORD -1,520 -1,520 08-Jun-21 BlackRock Advisors, LLC on mkt buy 124.44 AUD ORD 453 453 08-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.41 AUD ORD -29 -29 08-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.41 AUD ORD -339 -339 08-Jun-21 BlackRock Advisors, LLC on mkt sell 124.41 AUD ORD -259 -259 08-Jun-21 BlackRock Advisors, LLC on mkt buy 124.44 AUD ORD 147 147 08-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.44 AUD ORD 1,666 1,666 08-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.44 AUD ORD 307 307 08-Jun-21 BlackRock International Limited on mkt sell 124.41 AUD ORD -80 -80 08-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 124.44 AUD ORD 802 802 08-Jun-21 BlackRock Investment Management, LLC on mkt sell 124.41 AUD ORD -106 -106 08-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.44 AUD ORD 963 963 08-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.16 AUD ORD -1,373 -1,373 08-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 124.16 AUD ORD -7,860 -7,860 08-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.16 AUD ORD 9,233 9,233 08-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.16 AUD ORD 224 224 08-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.16 AUD ORD 60 60 08-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.16 AUD ORD 107 107 08-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.16 AUD ORD -698 -698 08-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 124.16 AUD ORD -4,000 -4,000 08-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 124.16 AUD ORD -39 -39 08-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 124.16 AUD ORD 72 72 08-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.16 AUD ORD 202 202 08-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -461,970 -461,970 08-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 66 66 08-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 204,514 204,514 08-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -4 -4 08-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 989 989 08-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 11,116 11,116 09-Jun-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 7,139 7,139 09-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 124.81 AUD ORD -517 -517 09-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 124.81 AUD ORD -229 -229 09-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 124.81 AUD ORD -248 -248 09-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 124.81 AUD ORD -476 -476 09-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 125.19 AUD ORD 12,097 12,097 09-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.78 AUD ORD 3,965 3,965 RIO page 300 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.78 AUD ORD 6,173 6,173 09-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.78 AUD ORD 2,874 2,874 09-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.78 AUD ORD 263 263 09-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.78 AUD ORD 1,385 1,385 09-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.78 AUD ORD 795 795 09-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.78 AUD ORD 786 786 09-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.80 AUD ORD 400 400 09-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.80 AUD ORD 880 880 09-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.80 AUD ORD 3,926 3,926 09-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.80 AUD ORD -417 -417 09-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.80 AUD ORD -1,047 -1,047 09-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.80 AUD ORD -1,761 -1,761 09-Jun-21 BlackRock Fund Advisors on mkt buy 124.80 AUD ORD 1,761 1,761 09-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,624 1,624 09-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -3 -3 09-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 17,365 17,365 09-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -2 -2 09-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 32 32 09-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -5,207 -5,207 10-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,400 2,400 10-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 231 231 10-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 693 693 10-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 200 200 10-Jun-21 BlackRock Advisors, LLC on mkt buy 124.58 AUD ORD 296 296 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.58 AUD ORD 971 971 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.58 AUD ORD 879 879 10-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 124.58 AUD ORD 255 255 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.58 AUD ORD 816 816 10-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.92 AUD ORD 743 743 10-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.92 AUD ORD 810 810 10-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 124.92 AUD ORD 913 913 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.92 AUD ORD 150 150 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.92 AUD ORD -3,224 -3,224 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -63 -63 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -15,080 -15,080 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -4,464 -4,464 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -4,081 -4,081 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -480 -480 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -118 -118 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -2,993 -2,993 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.92 AUD ORD -1,883 -1,883 10-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.92 AUD ORD -1,897 -1,897 10-Jun-21 BlackRock Fund Advisors on mkt sell 124.92 AUD ORD -3,471 -3,471 10-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 55,303 55,303 10-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 5 5 10-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 65,185 65,185 10-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,571 1,571 10-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -418 -418 10-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,941 -19,941 11-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 648 648 11-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.13 AUD ORD 5,888 5,888 RIO page 301 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 124.74 AUD ORD -946 -946 11-Jun-21 BlackRock Advisors, LLC on mkt buy 125.13 AUD ORD 1,595 1,595 11-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.13 AUD ORD 541 541 11-Jun-21 BlackRock Advisors, LLC on mkt buy 125.13 AUD ORD 478 478 11-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.13 AUD ORD 4,764 4,764 11-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.13 AUD ORD 694 694 11-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.13 AUD ORD 7,234 7,234 11-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 125.13 AUD ORD 1,443 1,443 11-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.13 AUD ORD 3,070 3,070 11-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.13 AUD ORD 1,609 1,609 11-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 125.15 AUD ORD -5,866 -5,866 11-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.94 AUD ORD -2,535 -2,535 11-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.94 AUD ORD 3,344 3,344 11-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.94 AUD ORD 1,661 1,661 11-Jun-21 BlackRock Investment Management, LLC on mkt sell 124.94 AUD ORD -837 -837 11-Jun-21 BlackRock Fund Advisors on mkt buy 124.94 AUD ORD 1,484 1,484 11-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.94 AUD ORD -1,415 -1,415 11-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -81,324 -81,324 11-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 13 13 11-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3,046 3,046 11-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,557 -1,557 11-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,829 3,829 11-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 7,159 7,159 14-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 14-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,736 2,736 14-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -66 -66 14-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -91,324 -91,324 14-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -5 -5 14-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -224,388 -224,388 14-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -2 -2 14-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,985 -2,985 14-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -11,180 -11,180 15-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,379 3,379 15-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,200 1,200 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.54 AUD ORD 3,387 3,387 15-Jun-21 BlackRock Asset Management Deutschland AG on mkt sell 126.52 AUD ORD -725 -725 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.51 AUD ORD 46 46 15-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 126.51 AUD ORD 442 442 15-Jun-21 BlackRock Advisors, LLC on mkt buy 126.51 AUD ORD 781 781 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.51 AUD ORD 2,606 2,606 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.51 AUD ORD 965 965 15-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 126.51 AUD ORD 861 861 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.51 AUD ORD 1,356 1,356 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.51 AUD ORD 1,117 1,117 15-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 126.48 AUD ORD 153 153 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 76 76 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 292 292 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 160 160 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 320 320 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 640 640 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 610 610 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 306 306 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 306 306 RIO page 302 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 612 612 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.48 AUD ORD 612 612 15-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.52 AUD ORD 4,864 4,864 15-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 126.48 AUD ORD -166 -166 15-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 126.48 AUD ORD -332 -332 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.48 AUD ORD 79 79 15-Jun-21 BlackRock Investment Management, LLC on mkt sell 126.48 AUD ORD -1,081 -1,081 15-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 126.48 AUD ORD 72 72 15-Jun-21 BlackRock Fund Advisors on mkt buy 126.48 AUD ORD 24 24 15-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.48 AUD ORD -873 -873 15-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 126.48 AUD ORD 1,128 1,128 15-Jun-21 BlackRock Investment Management, LLC on mkt buy 126.48 AUD ORD 223 223 15-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 11,394 11,394 15-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,270 3,270 15-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 320,597 320,597 15-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 53 53 15-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 111,069 111,069 15-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2 2 15-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,226 1,226 15-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 17 17 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,824 -2,824 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 770 770 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,750 -5,750 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,195 1,195 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,875 -7,875 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,165 3,165 16-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 633 633 16-Jun-21 BlackRock Investment Management, LLC on mkt buy 125.70 AUD ORD 127 127 16-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.70 AUD ORD 167 167 16-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.69 AUD ORD 113 113 16-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.69 AUD ORD 111 111 16-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.69 AUD ORD 126 126 16-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.70 AUD ORD 103 103 16-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.70 AUD ORD 4,337 4,337 16-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.70 AUD ORD 399 399 16-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.70 AUD ORD 8,836 8,836 16-Jun-21 BlackRock Investment Management, LLC on mkt buy 125.70 AUD ORD 700 700 16-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 76 76 16-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 612 612 16-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 50 50 16-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 291 291 16-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.71 AUD ORD -1,005 -1,005 16-Jun-21 BlackRock Investment Management, LLC on mkt sell 125.71 AUD ORD -1,942 -1,942 16-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.71 AUD ORD -1,104 -1,104 16-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.71 AUD ORD 465 465 16-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 12,849 12,849 16-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 5 5 16-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -245,869 -245,869 16-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2 2 16-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -689 -689 16-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -467 -467 17-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 17-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,266 1,266 17-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 492 492 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.23 AUD ORD 894 894 RIO page 303 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.23 AUD ORD 361 361 17-Jun-21 BlackRock Advisors, LLC on mkt buy 124.23 AUD ORD 1,757 1,757 17-Jun-21 BlackRock Advisors, LLC on mkt buy 124.23 AUD ORD 404 404 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.23 AUD ORD 4,943 4,943 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.23 AUD ORD 517 517 17-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 124.23 AUD ORD 162 162 17-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 124.23 AUD ORD 1,753 1,753 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.23 AUD ORD 2,150 2,150 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.23 AUD ORD 1,095 1,095 17-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 124.33 AUD ORD 2,210 2,210 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.22 AUD ORD -392 -392 17-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.45 AUD ORD -499 -499 17-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.23 AUD ORD -32,805 -32,805 17-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 124.23 AUD ORD -2,024 -2,024 17-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.23 AUD ORD -79 -79 17-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.23 AUD ORD 60 60 17-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.23 AUD ORD 400 400 17-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -28,310 -28,310 17-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 131 131 17-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -29,744 -29,744 17-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -11 -11 17-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 530 530 17-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -5,804 -5,804 17-Jun-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 387 387 18-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -8,625 -8,625 18-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -706 -706 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.52 AUD ORD 165 165 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.52 AUD ORD 492 492 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.46 AUD ORD -743 -743 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.46 AUD ORD -305 -305 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.46 AUD ORD -307 -307 18-Jun-21 BlackRock Fund Advisors on mkt sell 123.46 AUD ORD -218 -218 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 123.52 AUD ORD 75 75 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.46 AUD ORD -212 -212 18-Jun-21 BlackRock Advisors, LLC on mkt sell 123.46 AUD ORD -961 -961 18-Jun-21 BlackRock Advisors, LLC on mkt buy 123.52 AUD ORD 2,555 2,555 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.46 AUD ORD -15 -15 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.46 AUD ORD -201 -201 18-Jun-21 BlackRock Advisors, LLC on mkt sell 123.46 AUD ORD -148 -148 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.46 AUD ORD -169 -169 18-Jun-21 BlackRock Advisors, LLC on mkt buy 123.52 AUD ORD 500 500 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.52 AUD ORD 6,632 6,632 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.52 AUD ORD 901 901 18-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 123.52 AUD ORD 255 255 18-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 123.52 AUD ORD 1,823 1,823 18-Jun-21 BlackRock Investment Management, LLC on mkt sell 123.46 AUD ORD -58 -58 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.52 AUD ORD 3,043 3,043 RIO page 304 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.52 AUD ORD 803 803 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.49 AUD ORD -1,838 -1,838 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.40 AUD ORD -258 -258 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.49 AUD ORD -2,337 -2,337 18-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 123.47 AUD ORD -239 -239 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 123.47 AUD ORD 7,156 7,156 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.47 AUD ORD -1,071 -1,071 18-Jun-21 BlackRock Investment Management, LLC on mkt sell 123.47 AUD ORD -85 -85 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 1,137 1,137 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.47 AUD ORD -217 -217 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.47 AUD ORD -101 -101 18-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.47 AUD ORD -91 -91 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.47 AUD ORD -1,172 -1,172 18-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 123.47 AUD ORD -717 -717 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.47 AUD ORD -3,215 -3,215 18-Jun-21 BlackRock Investment Management, LLC on mkt sell 123.47 AUD ORD -255 -255 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.47 AUD ORD -652 -652 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 123.47 AUD ORD -301 -301 18-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.47 AUD ORD -274 -274 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.47 AUD ORD -3,519 -3,519 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 140 140 18-Jun-21 BlackRock Fund Advisors on mkt buy 123.47 AUD ORD 691 691 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 12,723 12,723 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 3,753 3,753 18-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 123.47 AUD ORD 1,718 1,718 18-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 123.47 AUD ORD 484 484 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 123.47 AUD ORD 11,668 11,668 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 4,349 4,349 18-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 123.47 AUD ORD -1,195 -1,195 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 123.47 AUD ORD 998 998 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.47 AUD ORD -5,356 -5,356 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 6,532 6,532 18-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 123.47 AUD ORD 1,647 1,647 18-Jun-21 BlackRock Investment Management, LLC on mkt sell 123.47 AUD ORD -425 -425 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 123.47 AUD ORD 2,801 2,801 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 123.47 AUD ORD -1,085 -1,085 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 919 919 18-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.47 AUD ORD -458 -458 18-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 123.47 AUD ORD -5,861 -5,861 18-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.47 AUD ORD 3,819 3,819 18-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,150 3,150 18-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -391,254 -391,254 18-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -124 -124 18-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 162,778 162,778 18-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,811 1,811 RIO page 305 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -9,205 -9,205 18-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2,007 -2,007 18-Jun-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -387 -387 21-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -8,472 -8,472 21-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.40 AUD ORD 601 601 21-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.40 AUD ORD 246 246 21-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 120.05 AUD ORD 228 228 21-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 120.05 AUD ORD 5,016 5,016 21-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 120.05 AUD ORD -1,672 -1,672 21-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 120.05 AUD ORD 60 60 21-Jun-21 BlackRock Investment Management, LLC on mkt buy 120.05 AUD ORD 221 221 21-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 120.05 AUD ORD 796 796 21-Jun-21 BlackRock Investment Management, LLC on mkt buy 120.05 AUD ORD 4,429 4,429 21-Jun-21 BlackRock Investment Management, LLC on mkt buy 120.05 AUD ORD 229 229 21-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,272 1,272 21-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 548,587 548,587 21-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 32 32 21-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -5,868 -5,868 21-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,781 -1,781 21-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 43 43 21-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 25,416 25,416 22-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,530 -3,530 22-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 952 952 22-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.97 AUD ORD 40 40 22-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 121.97 AUD ORD 91 91 22-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 121.85 AUD ORD 1,417 1,417 22-Jun-21 BlackRock Advisors, LLC on mkt buy 121.97 AUD ORD 2,488 2,488 22-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.97 AUD ORD 545 545 22-Jun-21 BlackRock Advisors, LLC on mkt buy 121.97 AUD ORD 525 525 22-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.97 AUD ORD 7,783 7,783 22-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.97 AUD ORD 882 882 22-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 121.97 AUD ORD 2,199 2,199 22-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 121.97 AUD ORD 2,593 2,593 22-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.99 AUD ORD 223 223 22-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.99 AUD ORD 720 720 22-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.99 AUD ORD 306 306 22-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 121.99 AUD ORD -456 -456 22-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.99 AUD ORD 48 48 22-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.99 AUD ORD 50 50 22-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 121.99 AUD ORD -160 -160 22-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 121.99 AUD ORD 291 291 22-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.99 AUD ORD -1,213 -1,213 22-Jun-21 BlackRock Asset Management Canada Limited on mkt sell 121.99 AUD ORD -1,444 -1,444 22-Jun-21 BlackRock Investment Management, LLC on mkt buy 121.99 AUD ORD 230 230 22-Jun-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 3,603 3,603 22-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 64,537 64,537 22-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -28 -28 22-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -123,714 -123,714 22-Jun-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 178 178 22-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 45 45 22-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -514 -514 22-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 15,412 15,412 23-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,875 -2,875 23-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 122.61 AUD ORD -11,277 -11,277 23-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 121.87 AUD ORD -138 -138 RIO page 306 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 121.87 AUD ORD -251 -251 23-Jun-21 BlackRock Japan Co., Ltd. on mkt sell 121.87 AUD ORD -428 -428 23-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 122.61 AUD ORD -1,024 -1,024 23-Jun-21 BlackRock Investment Management, LLC on mkt sell 121.87 AUD ORD -1,305 -1,305 23-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 122.61 AUD ORD -15,765 -15,765 23-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.82 AUD ORD -1,866 -1,866 23-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.82 AUD ORD -491 -491 23-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 121.82 AUD ORD -478 -478 23-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 122.85 AUD ORD 60 60 23-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 122.85 AUD ORD -292 -292 23-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 122.85 AUD ORD 481 481 23-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.85 AUD ORD -3,138 -3,138 23-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 122.85 AUD ORD -20,478 -20,478 23-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 122.85 AUD ORD -2,280 -2,280 23-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 122.85 AUD ORD 129 129 23-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -91,398 -91,398 23-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 28,908 28,908 23-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 57,644 57,644 23-Jun-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 244 244 23-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 597 597 23-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 57,548 57,548 23-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 97,478 97,478 23-Jun-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 15,677 15,677 24-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,824 -2,824 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.21 AUD ORD 138 138 24-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 124.19 AUD ORD -335 -335 24-Jun-21 BlackRock Advisors, LLC on mkt buy 124.21 AUD ORD 624 624 24-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 124.19 AUD ORD -1,912 -1,912 24-Jun-21 BlackRock Investment Management, LLC on mkt sell 124.19 AUD ORD -209 -209 24-Jun-21 BlackRock Asset Management Canada Limited on mkt sell 123.50 AUD ORD -478 -478 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.21 AUD ORD 112 112 24-Jun-21 BlackRock Advisors, LLC on mkt buy 124.21 AUD ORD 140 140 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.21 AUD ORD 2,846 2,846 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.21 AUD ORD 255 255 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.19 AUD ORD -1,328 -1,328 24-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 124.21 AUD ORD 552 552 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.21 AUD ORD 737 737 24-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 123.17 AUD ORD -199 -199 24-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.36 AUD ORD 60 60 24-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.36 AUD ORD 480 480 24-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 124.36 AUD ORD 1,224 1,224 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.36 AUD ORD -401 -401 24-Jun-21 BlackRock Asset Management Canada Limited on mkt sell 124.36 AUD ORD -106 -106 24-Jun-21 BlackRock Asset Management Canada Limited on mkt sell 124.36 AUD ORD -85 -85 24-Jun-21 BlackRock Asset Management Canada Limited on mkt sell 124.36 AUD ORD -35 -35 24-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.36 AUD ORD -516 -516 24-Jun-21 BlackRock Investment Management, LLC on mkt sell 124.36 AUD ORD -172 -172 RIO page 307 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 124.36 AUD ORD 1,969 1,969 24-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,150 -3,150 24-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -872,616 -872,616 24-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -28,829 -28,829 24-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 65,934 65,934 24-Jun-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -422 -422 24-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -518 -518 24-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -57,044 -57,044 24-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -143,199 -143,199 24-Jun-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -15,677 -15,677 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.35 AUD ORD 139 139 25-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 125.00 AUD ORD 244 244 25-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.33 AUD ORD -12,346 -12,346 25-Jun-21 BlackRock Japan Co., Ltd. on mkt buy 125.00 AUD ORD 714 714 25-Jun-21 BlackRock Advisors, LLC on mkt buy 125.35 AUD ORD 703 703 25-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.33 AUD ORD -1,420 -1,420 25-Jun-21 BlackRock Investment Management, LLC on mkt sell 125.00 AUD ORD -2,315 -2,315 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.33 AUD ORD -487 -487 25-Jun-21 BlackRock Advisors, LLC on mkt buy 125.35 AUD ORD 119 119 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.35 AUD ORD 3,221 3,221 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.35 AUD ORD 242 242 25-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.33 AUD ORD -17,398 -17,398 25-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.33 AUD ORD -5,495 -5,495 25-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 125.35 AUD ORD 478 478 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.35 AUD ORD 1,923 1,923 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.35 AUD ORD 814 814 25-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.28 AUD ORD -224 -224 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.43 AUD ORD -1,537 -1,537 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.43 AUD ORD -570 -570 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.43 AUD ORD -568 -568 25-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.22 AUD ORD -1,553 -1,553 25-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.22 AUD ORD -94 -94 25-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.22 AUD ORD 306 306 25-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.22 AUD ORD 144 144 25-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.22 AUD ORD 765 765 25-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 125.22 AUD ORD 1,553 1,553 25-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.22 AUD ORD -7,805 -7,805 25-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 125.22 AUD ORD 3,473 3,473 25-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.22 AUD ORD 13,432 13,432 25-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 341,602 341,602 25-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -331 -331 25-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -382,589 -382,589 25-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -4,881 -4,881 25-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,052 -3,052 25-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 25,688 25,688 25-Jun-21 BlackRock Advisors, LLC in specie n/a AUD ORD -2,627 -2,627 28-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,912 1,912 28-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,656 3,656 28-Jun-21 BlackRock Japan Co., Ltd. on mkt buy 125.64 AUD ORD 55 55 28-Jun-21 BlackRock Investment Management (Australia) Limited on mkt buy 126.05 AUD ORD 1,612 1,612 RIO page 308 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.05 AUD ORD 60 60 28-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.05 AUD ORD 60 60 28-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.05 AUD ORD 560 560 28-Jun-21 BlackRock Investment Management, LLC on mkt sell 126.05 AUD ORD -638 -638 28-Jun-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 47,577 47,577 28-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 328 328 28-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 53,735 53,735 28-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,158 1,158 28-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 232,698 232,698 28-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1 -1 28-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 32,822 32,822 28-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 691 691 29-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,750 -5,750 29-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,060 1,060 29-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,060 1,060 29-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 124.53 AUD ORD 25 25 29-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 124.68 AUD ORD -751 -751 29-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 124.71 AUD ORD 1,595 1,595 29-Jun-21 BlackRock Investment Management, LLC in specie n/a AUD ORD 1,273 1,273 29-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.00 AUD ORD -1,674 -1,674 29-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.00 AUD ORD 567 567 29-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 125.00 AUD ORD 459 459 29-Jun-21 BlackRock Advisors (UK) Limited on mkt sell 125.00 AUD ORD -459 -459 29-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.00 AUD ORD -32,315 -32,315 29-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 125.00 AUD ORD 395 395 29-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.00 AUD ORD -2,077 -2,077 29-Jun-21 BlackRock Fund Advisors on mkt buy 125.00 AUD ORD 1,600 1,600 29-Jun-21 BlackRock Asset Management Canada Limited on mkt buy 125.00 AUD ORD 31 31 29-Jun-21 BlackRock Fund Advisors on mkt buy 125.00 AUD ORD 479 479 29-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.00 AUD ORD -4,698 -4,698 29-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -41,443 -41,443 29-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 612 612 29-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 78,032 78,032 29-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 39,159 39,159 29-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 102,764 102,764 29-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 208,860 208,860 29-Jun-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 67 67 30-Jun-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,824 -2,824 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.27 AUD ORD -2,569 -2,569 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.28 AUD ORD -3,959 -3,959 30-Jun-21 BlackRock Investment Management, LLC on mkt sell 127.21 AUD ORD -1,177 -1,177 30-Jun-21 BlackRock Investment Management (UK) Limited on mkt buy 127.87 AUD ORD 248 248 30-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 127.77 AUD ORD 2,432 2,432 30-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.64 AUD ORD 480 480 30-Jun-21 BlackRock Advisors (UK) Limited on mkt buy 126.64 AUD ORD 608 608 30-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.64 AUD ORD -246 -246 30-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.64 AUD ORD 552 552 30-Jun-21 BlackRock Fund Advisors on mkt buy 126.64 AUD ORD 24 24 30-Jun-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.64 AUD ORD 2,173 2,173 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.64 AUD ORD -3,749 -3,749 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.64 AUD ORD -274 -274 30-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.64 AUD ORD -4,143 -4,143 RIO page 309 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jun-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.64 AUD ORD -1,257 -1,257 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.64 AUD ORD -93 -93 30-Jun-21 BlackRock Investment Management (UK) Limited on mkt sell 126.64 AUD ORD -1,033 -1,033 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.64 AUD ORD -425 -425 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.64 AUD ORD -132 -132 30-Jun-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.64 AUD ORD -204 -204 30-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD -1,627 -1,627 30-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD -26,524 -26,524 30-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD 1,627 1,627 30-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD 26,524 26,524 30-Jun-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 229,728 229,728 30-Jun-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -482 -482 30-Jun-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -9,134 -9,134 30-Jun-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -4,476 -4,476 30-Jun-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -7,887 -7,887 30-Jun-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -14,961 -14,961 30-Jun-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -15 -15 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 700 700 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,660 -1,660 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 792 792 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,830 1,830 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.60 AUD ORD -2,740 -2,740 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.83 AUD ORD -638 -638 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD 383 383 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.92 AUD ORD -1,601 -1,601 01-Jul-21 BlackRock Advisors, LLC on mkt buy 126.13 AUD ORD 299 299 01-Jul-21 BlackRock Advisors, LLC on mkt buy 126.13 AUD ORD 119 119 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.13 AUD ORD 2,107 2,107 01-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.13 AUD ORD 592 592 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.13 AUD ORD 1,154 1,154 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.12 AUD ORD -278 -278 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.12 AUD ORD -332 -332 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD 957 957 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD 292 292 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD 89 89 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD 304 304 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD 160 160 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.99 AUD ORD 1,217 1,217 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.99 AUD ORD -689 -689 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.99 AUD ORD -1,241 -1,241 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.99 AUD ORD 361 361 01-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.99 AUD ORD 4,030 4,030 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,520 5,520 01-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,795 1,795 01-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 58 58 01-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 20,188 20,188 01-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 13,778 13,778 01-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 28,335 28,335 RIO page 310 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 63,177 63,177 01-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 78 78 01-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -4,424 -4,424 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,464 1,464 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,750 -5,750 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -770 -770 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 200 200 02-Jul-21 BlackRock Advisors, LLC on mkt buy 125.48 AUD ORD 615 615 02-Jul-21 BlackRock Advisors, LLC on mkt buy 125.48 AUD ORD 126 126 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.48 AUD ORD 1,544 1,544 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.48 AUD ORD 214 214 02-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 125.48 AUD ORD 313 313 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.48 AUD ORD 923 923 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.46 AUD ORD -161 -161 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 125.45 AUD ORD 4,233 4,233 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.43 AUD ORD -359 -359 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 76 76 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 608 608 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 608 608 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 304 304 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 143 143 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD 50 50 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.71 AUD ORD 16,947 16,947 02-Jul-21 BlackRock Fund Advisors on mkt buy 125.71 AUD ORD 32 32 02-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 125.71 AUD ORD 522 522 02-Jul-21 BlackRock Fund Advisors on mkt buy 125.71 AUD ORD 3,950 3,950 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.71 AUD ORD 1,129 1,129 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.71 AUD ORD 1,519 1,519 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.71 AUD ORD 10,989 10,989 02-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.71 AUD ORD -738 -738 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.71 AUD ORD -27,825 -27,825 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,150 3,150 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 845 845 02-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -393,113 -393,113 02-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 681 681 02-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 107,411 107,411 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -1,662 -1,662 02-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -6,193 -6,193 02-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 835 835 02-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 48 48 05-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 125.95 AUD ORD 799 799 05-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.13 AUD ORD 1,989 1,989 05-Jul-21 BlackRock Fund Advisors on mkt buy 126.13 AUD ORD 3,080 3,080 05-Jul-21 BlackRock Fund Advisors on mkt buy 126.13 AUD ORD 1,037 1,037 05-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -22,810 -22,810 05-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -375 -375 05-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -20,536 -20,536 05-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -46,651 -46,651 05-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -107,528 -107,528 05-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -224,245 -224,245 05-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -177 -177 RIO page 311 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.78 AUD ORD -742 -742 06-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.41 AUD ORD 654 654 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 76 76 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 223 223 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 60 60 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 60 60 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 60 60 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 1,040 1,040 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 1,360 1,360 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 1,812 1,812 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 48 48 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 50 50 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 160 160 06-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.41 AUD ORD -1,097 -1,097 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 591 591 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD 529 529 06-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.41 AUD ORD 530 530 06-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -91 -91 06-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 13,660 13,660 06-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 145,639 145,639 06-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 325 325 06-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 145,628 145,628 06-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 174,015 174,015 06-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 987 987 07-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,240 1,240 07-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,272 -1,272 07-Jul-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -12,009 -12,009 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.99 AUD ORD 90 90 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 124.07 AUD ORD -2,581 -2,581 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.65 AUD ORD -3,203 -3,203 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.65 AUD ORD -2,856 -2,856 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.20 AUD ORD -33 -33 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.71 AUD ORD -152 -152 07-Jul-21 BlackRock Advisors, LLC on mkt sell 125.71 AUD ORD -662 -662 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.71 AUD ORD -112 -112 07-Jul-21 BlackRock International Limited on mkt sell 125.71 AUD ORD -108 -108 07-Jul-21 BlackRock Advisors, LLC on mkt sell 125.71 AUD ORD -105 -105 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.79 AUD ORD 21 21 07-Jul-21 BlackRock Investment Management, LLC on mkt sell 125.78 AUD ORD -1,576 -1,576 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD -467 -467 07-Jul-21 BlackRock Investment Management, LLC on mkt sell 125.78 AUD ORD -246 -246 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD -154 -154 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD -152 -152 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.78 AUD ORD -428 -428 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD -133 -133 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 584 584 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 560 560 07-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 126.04 AUD ORD -152 -152 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 1,331 1,331 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD 9,688 9,688 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 126.04 AUD ORD 72 72 07-Jul-21 BlackRock Fund Advisors on mkt buy 126.04 AUD ORD 24 24 07-Jul-21 BlackRock Fund Advisors on mkt buy 126.04 AUD ORD 1,613 1,613 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.04 AUD ORD 2,232 2,232 07-Jul-21 BlackRock Fund Advisors on mkt buy 126.04 AUD ORD 1,102 1,102 RIO page 312 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,452 7,452 07-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 345,853 345,853 07-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -13,828 -13,828 07-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -122,799 -122,799 07-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -419 -419 07-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -137,392 -137,392 07-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -56,529 -56,529 07-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -917 -917 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 992 992 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,001 -1,001 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.98 AUD ORD -297 -297 08-Jul-21 BlackRock Advisors, LLC on mkt buy 126.95 AUD ORD 436 436 08-Jul-21 BlackRock Advisors, LLC on mkt buy 126.95 AUD ORD 106 106 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.95 AUD ORD 2,403 2,403 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.95 AUD ORD 164 164 08-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.95 AUD ORD 706 706 08-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 126.22 AUD ORD 324 324 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD 623 623 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD 445 445 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD 304 304 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD 162 162 08-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 126.22 AUD ORD -1,306 -1,306 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.22 AUD ORD -6,309 -6,309 08-Jul-21 BlackRock Fund Advisors on mkt buy 126.22 AUD ORD 1,893 1,893 08-Jul-21 BlackRock Fund Advisors on mkt buy 126.22 AUD ORD 1,648 1,648 08-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 126.22 AUD ORD 300 300 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,582 -1,582 08-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -299,133 -299,133 08-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -121 -121 08-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 94,191 94,191 08-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4 4 08-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 16,821 16,821 08-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -116,617 -116,617 08-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -36 -36 09-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,770 -5,770 09-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.00 AUD ORD 79 79 09-Jul-21 BlackRock (Singapore) Limited on mkt buy 125.04 AUD ORD 7,562 7,562 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.96 AUD ORD -2,184 -2,184 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.96 AUD ORD -2,378 -2,378 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.97 AUD ORD -320 -320 09-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.01 AUD ORD -6,173 -6,173 09-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.09 AUD ORD -770 -770 09-Jul-21 BlackRock Advisors, LLC on mkt sell 125.09 AUD ORD -1,595 -1,595 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.09 AUD ORD -1,370 -1,370 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.09 AUD ORD -661 -661 09-Jul-21 BlackRock Investment Management, LLC on mkt sell 125.09 AUD ORD -243 -243 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD -2,024 -2,024 09-Jul-21 BlackRock Advisors, LLC on mkt sell 125.09 AUD ORD -296 -296 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD -4,563 -4,563 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD -433 -433 RIO page 313 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD -974 -974 09-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 125.09 AUD ORD -1,397 -1,397 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD -1,551 -1,551 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.40 AUD ORD 60 60 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.40 AUD ORD 120 120 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.40 AUD ORD 240 240 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.40 AUD ORD -1,023 -1,023 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.40 AUD ORD 252 252 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.40 AUD ORD 5,628 5,628 09-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 189,613 189,613 09-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 3,849 3,849 09-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -107,238 -107,238 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 40,750 40,750 09-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 61,569 61,569 09-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 372,893 372,893 09-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 5,044 5,044 12-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 12-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,824 -2,824 12-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.88 AUD ORD -17,508 -17,508 12-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.85 AUD ORD -232 -232 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.60 AUD ORD 60 60 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.60 AUD ORD 299 299 12-Jul-21 BlackRock Asset Management North Asia Limited on mkt buy 127.60 AUD ORD 915 915 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.60 AUD ORD 2,249 2,249 12-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.60 AUD ORD 131 131 12-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.60 AUD ORD -115 -115 12-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -13,098 -13,098 12-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -3,491 -3,491 12-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1,181 -1,181 12-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 24,796 24,796 12-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 37,564 37,564 12-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -76,544 -76,544 12-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 7,517 7,517 13-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 66 66 13-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,155 -1,155 13-Jul-21 BlackRock Advisors, LLC on mkt buy 129.13 AUD ORD 5,614 5,614 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.13 AUD ORD 572 572 13-Jul-21 BlackRock Advisors, LLC on mkt buy 129.13 AUD ORD 42 42 13-Jul-21 BlackRock Advisors, LLC on mkt buy 129.13 AUD ORD 1,589 1,589 13-Jul-21 BlackRock Investment Management, LLC on mkt buy 129.13 AUD ORD 854 854 13-Jul-21 BlackRock Investment Management, LLC on mkt buy 129.13 AUD ORD 148 148 13-Jul-21 BlackRock (Singapore) Limited on mkt buy 129.13 AUD ORD 3,750 3,750 13-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.13 AUD ORD 87 87 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 128.80 AUD ORD 22,332 22,332 13-Jul-21 BlackRock Investment Management, LLC on mkt buy 129.13 AUD ORD 196 196 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.70 AUD ORD -733 -733 13-Jul-21 BlackRock Advisors, LLC on mkt sell 128.70 AUD ORD -1,461 -1,461 13-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.70 AUD ORD -295 -295 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD -1,927 -1,927 13-Jul-21 BlackRock Advisors, LLC on mkt sell 128.70 AUD ORD -320 -320 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD -4,081 -4,081 RIO page 314 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD -478 -478 13-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 128.70 AUD ORD -1,274 -1,274 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD -2,143 -2,143 13-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.73 AUD ORD -6,664 -6,664 13-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.36 AUD ORD -1,962 -1,962 13-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.36 AUD ORD -152 -152 13-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.36 AUD ORD -304 -304 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.36 AUD ORD 325 325 13-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -27,575 -27,575 13-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 7,505 7,505 13-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 54,365 54,365 13-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 8,273 8,273 13-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 26,936 26,936 13-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -75,497 -75,497 13-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,938 -1,938 13-Jul-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -571 -571 14-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,544 -2,544 14-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 660 660 14-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.32 AUD ORD -547 -547 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.29 AUD ORD -104 -104 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.29 AUD ORD -82 -82 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.32 AUD ORD -283 -283 14-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.32 AUD ORD -89 -89 14-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.32 AUD ORD -191 -191 14-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.32 AUD ORD -214 -214 14-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.32 AUD ORD -4,753 -4,753 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD -1,704 -1,704 14-Jul-21 BlackRock Investment Management, LLC on mkt buy 128.36 AUD ORD 216 216 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD -3,969 -3,969 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD -289 -289 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD -4,138 -4,138 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD -9,838 -9,838 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.28 AUD ORD -741 -741 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 128.28 AUD ORD 76 76 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 128.28 AUD ORD 154 154 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.28 AUD ORD -918 -918 14-Jul-21 BlackRock Fund Advisors on mkt sell 128.28 AUD ORD -1,456 -1,456 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 128.28 AUD ORD 2,008 2,008 14-Jul-21 BlackRock Investment Management, LLC on mkt buy 128.28 AUD ORD 1,430 1,430 14-Jul-21 BlackRock Advisors, LLC on mkt buy 128.28 AUD ORD 981 981 14-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 495 495 14-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 36,457 36,457 14-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -4,918 -4,918 14-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -110,793 -110,793 14-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,231 1,231 14-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,317 3,317 14-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 470 470 14-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2,177 -2,177 15-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,908 -1,908 15-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 130.09 AUD ORD -715 -715 15-Jul-21 BlackRock Advisors, LLC on mkt sell 130.09 AUD ORD -762 -762 15-Jul-21 BlackRock Investment Management, LLC on mkt sell 130.09 AUD ORD -199 -199 15-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.09 AUD ORD -1,311 -1,311 RIO page 315 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.55 AUD ORD -760 -760 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD 310 310 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD 310 310 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD 1,240 1,240 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 131.14 AUD ORD -152 -152 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 131.14 AUD ORD -456 -456 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD 299 299 15-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 131.14 AUD ORD 556 556 15-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,400 5,400 15-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,728 1,728 15-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -17,588 -17,588 15-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -904 -904 15-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -171 -171 15-Jul-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 95 95 15-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -51,919 -51,919 15-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -98,208 -98,208 15-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -38,169 -38,169 15-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -5,878 -5,878 16-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -847 -847 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 130.35 AUD ORD 101 101 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 129.94 AUD ORD -235 -235 16-Jul-21 BlackRock Advisors, LLC on mkt buy 130.35 AUD ORD 476 476 16-Jul-21 BlackRock Fund Advisors on mkt sell 130.79 AUD ORD -2,762 -2,762 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD -6,980 -6,980 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD -671 -671 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD -9,866 -9,866 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD -6,754 -6,754 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 130.29 AUD ORD -718 -718 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.29 AUD ORD -684 -684 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.60 AUD ORD 654 654 16-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.60 AUD ORD -838 -838 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.60 AUD ORD 180 180 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.60 AUD ORD 720 720 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.60 AUD ORD 306 306 16-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.60 AUD ORD -302 -302 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 130.60 AUD ORD 5,381 5,381 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.60 AUD ORD -2,921 -2,921 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.60 AUD ORD -94 -94 16-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,250 8,250 16-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 905 905 16-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -91,034 -91,034 16-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,641 -2,641 16-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 81,729 81,729 16-Jul-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -95 -95 16-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -23,284 -23,284 16-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -51,145 -51,145 16-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -206,210 -206,210 16-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2,602 -2,602 19-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,488 1,488 19-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.83 AUD ORD 1,122 1,122 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.83 AUD ORD 320 320 19-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.83 AUD ORD -11,271 -11,271 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.83 AUD ORD 901 901 RIO page 316 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.83 AUD ORD 875 875 19-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 225,253 225,253 19-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -438 -438 19-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -11,807 -11,807 19-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 11,502 11,502 19-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,111 1,111 20-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,750 2,750 20-Jul-21 BlackRock Advisors, LLC on mkt buy 124.84 AUD ORD 1,442 1,442 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.84 AUD ORD 153 153 20-Jul-21 BlackRock Advisors, LLC on mkt buy 124.84 AUD ORD 11 11 20-Jul-21 BlackRock Advisors, LLC on mkt buy 124.84 AUD ORD 418 418 20-Jul-21 BlackRock Investment Management, LLC on mkt buy 124.84 AUD ORD 226 226 20-Jul-21 BlackRock Investment Management, LLC on mkt buy 124.84 AUD ORD 39 39 20-Jul-21 BlackRock (Singapore) Limited on mkt buy 124.84 AUD ORD 1,015 1,015 20-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 124.84 AUD ORD 24 24 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 124.86 AUD ORD 133 133 20-Jul-21 BlackRock Investment Management, LLC on mkt buy 124.84 AUD ORD 51 51 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 124.80 AUD ORD -785 -785 20-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.76 AUD ORD -1,052 -1,052 20-Jul-21 BlackRock Advisors, LLC on mkt sell 124.81 AUD ORD -1,552 -1,552 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 124.81 AUD ORD -1,198 -1,198 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 124.80 AUD ORD -643 -643 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.81 AUD ORD -2,062 -2,062 20-Jul-21 BlackRock Advisors, LLC on mkt sell 124.80 AUD ORD -372 -372 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.81 AUD ORD -3,260 -3,260 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.80 AUD ORD -482 -482 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.81 AUD ORD -1,036 -1,036 20-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 124.81 AUD ORD -1,274 -1,274 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.79 AUD ORD -33 -33 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD -1,057 -1,057 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD -755 -755 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD -151 -151 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD -897 -897 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD -299 -299 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 124.42 AUD ORD 295 295 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.42 AUD ORD 3,533 3,533 20-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 124.42 AUD ORD 145 145 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.42 AUD ORD -313 -313 20-Jul-21 BlackRock Fund Advisors on mkt sell 124.42 AUD ORD -1,444 -1,444 20-Jul-21 BlackRock Fund Advisors on mkt sell 124.42 AUD ORD -4,124 -4,124 20-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,829 1,829 20-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 10,450 10,450 20-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -323,559 -323,559 20-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 13,908 13,908 20-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -48,895 -48,895 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 29,856 29,856 20-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 103,733 103,733 20-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 379,381 379,381 20-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 6,014 6,014 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,028 -2,028 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -390 -390 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -636 -636 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -15,900 -15,900 RIO page 317 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 507 507 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.07 AUD ORD -4,364 -4,364 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.01 AUD ORD -34 -34 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 126.01 AUD ORD -656 -656 21-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 126.01 AUD ORD -274 -274 21-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 126.01 AUD ORD -286 -286 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD -1,752 -1,752 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD -28,653 -28,653 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD -29,514 -29,514 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD -18,955 -18,955 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.07 AUD ORD -8,078 -8,078 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.07 AUD ORD -1,633 -1,633 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.07 AUD ORD -1,615 -1,615 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.87 AUD ORD 148 148 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.87 AUD ORD 240 240 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.87 AUD ORD 313 313 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 125.87 AUD ORD -298 -298 21-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 125.87 AUD ORD 701 701 21-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 125.87 AUD ORD 20 20 21-Jul-21 BlackRock Fund Advisors on mkt buy 125.87 AUD ORD 737 737 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.87 AUD ORD 213 213 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.87 AUD ORD -15,901 -15,901 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.87 AUD ORD 8,998 8,998 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,388 -2,388 21-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -25,225 -25,225 21-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -10,264 -10,264 21-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -37,807 -37,807 21-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -12,586 -12,586 21-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -52,916 -52,916 21-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -176,608 -176,608 21-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -4,197 -4,197 22-Jul-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -83,032 -83,032 22-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,984 1,984 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD -77 -77 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 127.75 AUD ORD -777 -777 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 127.86 AUD ORD 1,430 1,430 22-Jul-21 BlackRock Advisors, LLC on mkt sell 127.75 AUD ORD -1,551 -1,551 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 127.75 AUD ORD -1,157 -1,157 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 127.75 AUD ORD -547 -547 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD -2,041 -2,041 22-Jul-21 BlackRock Advisors, LLC on mkt sell 127.75 AUD ORD -291 -291 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD -3,062 -3,062 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD -461 -461 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD -1,080 -1,080 22-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 127.75 AUD ORD -1,181 -1,181 22-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.41 AUD ORD -741 -741 RIO page 318 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.79 AUD ORD 1,680 1,680 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.41 AUD ORD 245 245 22-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.41 AUD ORD 3,201 3,201 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.41 AUD ORD 7,040 7,040 22-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 127.41 AUD ORD -2,060 -2,060 22-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 644 644 22-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 109,844 109,844 22-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -3,795 -3,795 22-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 10,595 10,595 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -17,319 -17,319 22-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -67,534 -67,534 22-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -133,012 -133,012 22-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,817 -1,817 23-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 992 992 23-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 510 510 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD -273 -273 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.78 AUD ORD -772 -772 23-Jul-21 BlackRock Advisors, LLC on mkt sell 126.78 AUD ORD -1,657 -1,657 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.78 AUD ORD -2,447 -2,447 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.78 AUD ORD -1,164 -1,164 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD -687 -687 23-Jul-21 BlackRock Advisors, LLC on mkt sell 126.78 AUD ORD -669 -669 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD -4,273 -4,273 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD -345 -345 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD -2,188 -2,188 23-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 126.78 AUD ORD -1,209 -1,209 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD -2,502 -2,502 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD -16,553 -16,553 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD -1,444 -1,444 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD -22,776 -22,776 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD -32,926 -32,926 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.10 AUD ORD 1,824 1,824 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.10 AUD ORD 1,666 1,666 23-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -73,890 -73,890 23-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,746 -4,746 23-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 341 341 23-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 95 95 23-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 13,607 13,607 23-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 510 510 23-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -46,591 -46,591 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,052 1,052 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,104 2,104 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,240 1,240 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 62 62 26-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.66 AUD ORD -427 -427 26-Jul-21 BlackRock Fund Advisors on mkt sell 129.73 AUD ORD -1,176 -1,176 26-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 129.66 AUD ORD 378 378 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD -154 -154 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD 223 223 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD 60 60 RIO page 319 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD -1,378 -1,378 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD -318 -318 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD -318 -318 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD 302 302 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD 50 50 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD 1,208 1,208 26-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 130.11 AUD ORD 812 812 26-Jul-21 BlackRock Investment Management, LLC on mkt sell 130.11 AUD ORD -286 -286 26-Jul-21 BlackRock Investment Management, LLC on mkt sell 130.11 AUD ORD -548 -548 26-Jul-21 BlackRock Fund Advisors on mkt buy 130.11 AUD ORD 1,984 1,984 26-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 130.11 AUD ORD 34 34 26-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.11 AUD ORD 10,829 10,829 26-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.11 AUD ORD 264 264 26-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -542 -542 26-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -138 -138 26-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 134,628 134,628 26-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,178 2,178 26-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -35,926 -35,926 27-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 27-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,841 1,841 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.58 AUD ORD -10 -10 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.58 AUD ORD -332 -332 27-Jul-21 BlackRock Advisors, LLC on mkt buy 132.50 AUD ORD 9,205 9,205 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.50 AUD ORD 950 950 27-Jul-21 BlackRock Advisors, LLC on mkt buy 132.50 AUD ORD 69 69 27-Jul-21 BlackRock Advisors, LLC on mkt buy 132.50 AUD ORD 2,613 2,613 27-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.58 AUD ORD -3,733 -3,733 27-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.58 AUD ORD -1,737 -1,737 27-Jul-21 BlackRock Investment Management, LLC on mkt buy 132.50 AUD ORD 1,406 1,406 27-Jul-21 BlackRock Investment Management, LLC on mkt buy 132.50 AUD ORD 245 245 27-Jul-21 BlackRock (Singapore) Limited on mkt buy 132.50 AUD ORD 6,250 6,250 27-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 132.50 AUD ORD 151 151 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.58 AUD ORD -3,309 -3,309 27-Jul-21 BlackRock Investment Management, LLC on mkt buy 132.50 AUD ORD 323 323 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.47 AUD ORD -1,070 -1,070 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.47 AUD ORD -755 -755 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.47 AUD ORD -298 -298 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.47 AUD ORD 971 971 27-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 82 82 27-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 149 149 27-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 6,855 6,855 27-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -7,230 -7,230 27-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -384 -384 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.82 AUD ORD -177 -177 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.82 AUD ORD -188 -188 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD -3,833 -3,833 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 131.14 AUD ORD -950 -950 28-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 131.82 AUD ORD -849 -849 28-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 131.82 AUD ORD -945 -945 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD -372 -372 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD -5,912 -5,912 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD -21,011 -21,011 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.88 AUD ORD -265 -265 RIO page 320 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.88 AUD ORD -51 -51 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.88 AUD ORD -57 -57 28-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 132.22 AUD ORD 720 720 28-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.22 AUD ORD -742 -742 28-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 132.22 AUD ORD -160 -160 28-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,180 2,180 28-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 9,075 9,075 28-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,416 1,416 28-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 340 340 28-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 13,923 13,923 28-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -413 -413 28-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 7,917 7,917 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 644 644 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,235 1,235 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,315 1,315 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD -668 -668 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD -244 -244 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 135.01 AUD ORD -58 -58 29-Jul-21 BlackRock Advisors, LLC on mkt sell 135.01 AUD ORD -3,790 -3,790 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD -220 -220 29-Jul-21 BlackRock Advisors, LLC on mkt sell 135.01 AUD ORD -1,078 -1,078 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD -14,245 -14,245 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD -1,810 -1,810 29-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 135.01 AUD ORD -123 -123 29-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 135.01 AUD ORD -4,215 -4,215 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD -7,727 -7,727 29-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 134.17 AUD ORD -424 -424 29-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 134.17 AUD ORD 596 596 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 134.17 AUD ORD 555 555 29-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 134.17 AUD ORD 159 159 29-Jul-21 BlackRock Advisors, LLC on mkt buy 134.17 AUD ORD 1,731 1,731 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 134.17 AUD ORD 274 274 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,251 4,251 29-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -119,558 -119,558 29-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 316 316 29-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -185,599 -185,599 29-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,183 -3,183 29-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -487 -487 30-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,754 2,754 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.78 AUD ORD -310 -310 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 134.78 AUD ORD -5,771 -5,771 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 134.78 AUD ORD -2,641 -2,641 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.78 AUD ORD -5,264 -5,264 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.67 AUD ORD -659 -659 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.67 AUD ORD -4,916 -4,916 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.58 AUD ORD -105 -105 30-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 133.42 AUD ORD 60 60 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.42 AUD ORD 10,236 10,236 30-Jul-21 BlackRock Fund Advisors on mkt buy 133.42 AUD ORD 23 23 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 133.42 AUD ORD 165 165 RIO page 321 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 133.42 AUD ORD -1,299 -1,299 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.42 AUD ORD 2,642 2,642 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 133.42 AUD ORD -2,642 -2,642 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 133.42 AUD ORD 2,746 2,746 30-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -24,958 -24,958 30-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -157 -157 30-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -59,917 -59,917 30-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,387 1,387 30-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -33,128 -33,128 02-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,834 1,834 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD -849 -849 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD -643 -643 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 132.84 AUD ORD -551 -551 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD -398 -398 02-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.84 AUD ORD -348 -348 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD -987 -987 02-Aug-21 BlackRock Advisors, LLC on mkt buy 132.87 AUD ORD 5,457 5,457 02-Aug-21 BlackRock Advisors, LLC on mkt buy 132.87 AUD ORD 897 897 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.87 AUD ORD 8,740 8,740 02-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 132.87 AUD ORD 4,706 4,706 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.87 AUD ORD 13,280 13,280 02-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 133.23 AUD ORD 400 400 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.23 AUD ORD 6,874 6,874 02-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,500 5,500 02-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -322 -322 02-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,198 -1,198 02-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 21 21 02-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 3,496 3,496 02-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,557 2,557 02-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -142 -142 03-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 03-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,760 2,760 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.08 AUD ORD -199 -199 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.08 AUD ORD -105 -105 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 132.52 AUD ORD -639 -639 03-Aug-21 BlackRock Advisors, LLC on mkt buy 133.58 AUD ORD 2,165 2,165 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.58 AUD ORD 229 229 03-Aug-21 BlackRock Advisors, LLC on mkt buy 133.58 AUD ORD 16 16 03-Aug-21 BlackRock Advisors, LLC on mkt buy 133.58 AUD ORD 617 617 03-Aug-21 BlackRock Investment Management, LLC on mkt buy 133.58 AUD ORD 333 333 03-Aug-21 BlackRock Investment Management, LLC on mkt buy 133.58 AUD ORD 59 59 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.08 AUD ORD -245 -245 03-Aug-21 BlackRock (Singapore) Limited on mkt buy 133.58 AUD ORD 1,492 1,492 03-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 133.58 AUD ORD 29 29 03-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.08 AUD ORD -79 -79 03-Aug-21 BlackRock Investment Management, LLC on mkt buy 133.58 AUD ORD 76 76 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.10 AUD ORD 802 802 03-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.39 AUD ORD -12,864 -12,864 03-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.39 AUD ORD -741 -741 RIO page 322 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.39 AUD ORD 299 299 03-Aug-21 BlackRock Investment Management, LLC on mkt buy 132.39 AUD ORD 981 981 03-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 147,682 147,682 03-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -251 -251 03-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 2,895 2,895 03-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,842 -2,842 03-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -6 -6 04-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 789 789 04-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,200 2,200 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.43 AUD ORD -175 -175 04-Aug-21 BlackRock Investment Management, LLC on mkt sell 134.43 AUD ORD -154 -154 04-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 134.41 AUD ORD 337 337 04-Aug-21 BlackRock Investment Management, LLC on mkt buy 134.52 AUD ORD 29,532 29,532 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD -7,708 -7,708 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD -683 -683 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD -10,876 -10,876 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD -15,346 -15,346 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.41 AUD ORD -4,053 -4,053 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.41 AUD ORD -1,061 -1,061 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.41 AUD ORD -1,069 -1,069 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD 154 154 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD 608 608 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD 120 120 04-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 134.40 AUD ORD -302 -302 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.40 AUD ORD -719 -719 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.40 AUD ORD -15,959 -15,959 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD 777 777 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 134.40 AUD ORD 360 360 04-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -292,779 -292,779 04-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -549 -549 04-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -266,036 -266,036 04-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -35,220 -35,220 04-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -8,338 -8,338 05-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.92 AUD ORD -1,003 -1,003 05-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.92 AUD ORD -4,681 -4,681 05-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.92 AUD ORD -3,186 -3,186 05-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.92 AUD ORD -4,138 -4,138 05-Aug-21 BlackRock Japan Co., Ltd. on mkt buy 132.93 AUD ORD 2,709 2,709 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD 223 223 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD 360 360 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD 720 720 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD 80 80 05-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 132.13 AUD ORD 32 32 05-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.13 AUD ORD -4,310 -4,310 05-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 252,063 252,063 05-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -27,252 -27,252 06-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 400 400 06-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -515 -515 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD -3 -3 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD -120 -120 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD -6,567 -6,567 RIO page 323 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Aug-21 BlackRock Advisors, LLC on mkt sell 129.75 AUD ORD -541 -541 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD -579 -579 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD -978 -978 06-Aug-21 BlackRock Advisors, LLC on mkt sell 129.75 AUD ORD -221 -221 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD -1,951 -1,951 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 129.72 AUD ORD 1,500 1,500 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD -8,674 -8,674 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD -13,081 -13,081 06-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 129.75 AUD ORD -495 -495 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD -3,607 -3,607 06-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 130.05 AUD ORD 60 60 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 130.05 AUD ORD -318 -318 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 130.05 AUD ORD -152 -152 06-Aug-21 BlackRock Fund Advisors on mkt sell 130.05 AUD ORD -2,315 -2,315 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.05 AUD ORD 1,965 1,965 06-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -271,294 -271,294 06-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 22,511 22,511 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,840 1,840 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -231 -231 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,885 -2,885 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 09-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 128.26 AUD ORD 152 152 09-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -5,595 -5,595 09-Aug-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -2,275 -2,275 09-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2 -2 09-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -22,511 -22,511 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -5,648 -5,648 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 100 100 10-Aug-21 BlackRock Advisors, LLC on mkt buy 129.01 AUD ORD 937 937 10-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 129.01 AUD ORD 99 99 10-Aug-21 BlackRock Advisors, LLC on mkt buy 129.01 AUD ORD 7 7 10-Aug-21 BlackRock Advisors, LLC on mkt buy 129.01 AUD ORD 264 264 10-Aug-21 BlackRock Investment Management, LLC on mkt buy 129.01 AUD ORD 141 141 10-Aug-21 BlackRock Investment Management, LLC on mkt buy 129.01 AUD ORD 23 23 10-Aug-21 BlackRock (Singapore) Limited on mkt buy 129.01 AUD ORD 690 690 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.01 AUD ORD 14 14 10-Aug-21 BlackRock Investment Management, LLC on mkt buy 129.01 AUD ORD 32 32 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD 60 60 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD 1,212 1,212 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD 1,621 1,621 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.50 AUD ORD -9,156 -9,156 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.50 AUD ORD 1,793 1,793 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,676 3,676 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,767 -1,767 10-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 184,366 184,366 10-Aug-21 BlackRock Advisors, LLC in specie n/a AUD ORD -1,897 -1,897 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,838 1,838 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,757 2,757 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,757 2,757 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -11,074 -11,074 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD -4,900 -4,900 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD -1,258 -1,258 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD -1,262 -1,262 11-Aug-21 BlackRock Fund Advisors on mkt sell 129.43 AUD ORD -168 -168 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 129.43 AUD ORD -198 -198 RIO page 324 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 129.85 AUD ORD -231 -231 11-Aug-21 BlackRock Advisors, LLC on mkt sell 129.43 AUD ORD -1,095 -1,095 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD -15 -15 11-Aug-21 BlackRock Advisors, LLC on mkt sell 129.43 AUD ORD -95 -95 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 129.43 AUD ORD -84 -84 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 129.44 AUD ORD -597 -597 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.64 AUD ORD -493 -493 11-Aug-21 BlackRock Investment Management, LLC on mkt buy 129.37 AUD ORD 112,970 112,970 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 129.37 AUD ORD 3,216 3,216 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.35 AUD ORD -16,247 -16,247 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.35 AUD ORD -22,852 -22,852 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 129.14 AUD ORD -152 -152 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.14 AUD ORD 1,644 1,644 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.14 AUD ORD -781 -781 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.14 AUD ORD 488 488 11-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -184,366 -184,366 12-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,060 -7,060 12-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -6,328 -6,328 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 120.49 AUD ORD 1,747 1,747 12-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 120.49 AUD ORD 558 558 12-Aug-21 BlackRock Investment Management, LLC on mkt buy 120.49 AUD ORD 593 593 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 120.49 AUD ORD 2,516 2,516 12-Aug-21 BlackRock Advisors, LLC on mkt sell 120.40 AUD ORD -2,088 -2,088 12-Aug-21 BlackRock Advisors, LLC on mkt sell 120.40 AUD ORD -507 -507 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD -5,695 -5,695 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD -708 -708 12-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 120.40 AUD ORD -1,583 -1,583 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD -2,724 -2,724 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.26 AUD ORD 839 839 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.26 AUD ORD 240 240 12-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 120.26 AUD ORD -456 -456 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.26 AUD ORD 48 48 12-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 120.26 AUD ORD -1,470 -1,470 12-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.26 AUD ORD 1,465 1,465 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.26 AUD ORD -74 -74 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.26 AUD ORD -1,996 -1,996 13-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,715 1,715 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -2,434 -2,434 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -376 -376 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD -377 -377 13-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 119.31 AUD ORD 1,403 1,403 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 6,105 6,105 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD 2,468 2,468 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 78,951 78,951 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD 5,104 5,104 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.86 AUD ORD -39 -39 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.94 AUD ORD -10,094 -10,094 RIO page 325 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.94 AUD ORD -22,445 -22,445 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.94 AUD ORD -5,729 -5,729 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.81 AUD ORD -1,666 -1,666 13-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 120.36 AUD ORD -152 -152 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.36 AUD ORD 1,159 1,159 13-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 120.36 AUD ORD -909 -909 13-Aug-21 BlackRock International Limited on mkt sell 120.36 AUD ORD -2,661 -2,661 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.36 AUD ORD -1,309 -1,309 13-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 120.36 AUD ORD -123 -123 13-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,582 1,582 13-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 58,859 58,859 16-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 79,801 79,801 16-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 16-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.34 AUD ORD 2,129 2,129 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.23 AUD ORD 125 125 16-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 119.24 AUD ORD -121 -121 16-Aug-21 BlackRock Advisors, LLC on mkt sell 119.24 AUD ORD -3,997 -3,997 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD -276 -276 16-Aug-21 BlackRock Advisors, LLC on mkt sell 119.24 AUD ORD -899 -899 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD -9,257 -9,257 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD -1,121 -1,121 16-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 119.24 AUD ORD -3,261 -3,261 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD -7,090 -7,090 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD -2,066 -2,066 16-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 118.49 AUD ORD 2,412 2,412 16-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23,440 23,440 16-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 522,675 522,675 16-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 36 36 16-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 52 52 17-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,549 3,549 17-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,980 1,980 17-Aug-21 BlackRock Advisors, LLC on mkt buy 118.31 AUD ORD 3,882 3,882 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 118.31 AUD ORD 408 408 17-Aug-21 BlackRock Advisors, LLC on mkt buy 118.31 AUD ORD 29 29 17-Aug-21 BlackRock Advisors, LLC on mkt buy 118.31 AUD ORD 1,100 1,100 17-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 117.79 AUD ORD 1,959 1,959 17-Aug-21 BlackRock Investment Management, LLC on mkt buy 118.31 AUD ORD 589 589 17-Aug-21 BlackRock Investment Management, LLC on mkt buy 118.31 AUD ORD 101 101 17-Aug-21 BlackRock (Singapore) Limited on mkt buy 118.31 AUD ORD 2,701 2,701 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 118.31 AUD ORD 61 61 17-Aug-21 BlackRock Investment Management, LLC on mkt buy 118.31 AUD ORD 135 135 17-Aug-21 BlackRock Advisors, LLC on mkt sell 117.00 AUD ORD -942 -942 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD -927 -927 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD -1,632 -1,632 17-Aug-21 BlackRock Advisors, LLC on mkt sell 117.00 AUD ORD -131 -131 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD -190 -190 17-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 117.00 AUD ORD -843 -843 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD -497 -497 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 116.37 AUD ORD -5,628 -5,628 RIO page 326 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 116.37 AUD ORD -900 -900 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 116.37 AUD ORD -9,811 -9,811 17-Aug-21 BlackRock Fund Advisors on mkt sell 116.37 AUD ORD -11,099 -11,099 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.37 AUD ORD -683 -683 17-Aug-21 BlackRock Investment Management, LLC on mkt sell 116.37 AUD ORD -892 -892 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 116.37 AUD ORD -1,592 -1,592 17-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 6,139 6,139 17-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 108,140 108,140 17-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 8 8 17-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 150,760 150,760 18-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 111,453 111,453 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,830 1,830 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 513 513 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,745 2,745 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 164 164 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 164 164 18-Aug-21 BlackRock Investment Management, LLC on mkt buy 114.45 AUD ORD 136 136 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.38 AUD ORD -1,330 -1,330 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.38 AUD ORD -127 -127 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.38 AUD ORD -131 -131 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 114.45 AUD ORD 325 325 18-Aug-21 BlackRock Japan Co., Ltd. on mkt buy 114.43 AUD ORD 608 608 18-Aug-21 BlackRock Japan Co., Ltd. on mkt buy 114.45 AUD ORD 169 169 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 114.34 AUD ORD -120,513 -120,513 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 114.34 AUD ORD -3,216 -3,216 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.44 AUD ORD -949 -949 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.39 AUD ORD -1,165 -1,165 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 114.35 AUD ORD 870 870 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.52 AUD ORD -690 -690 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.69 AUD ORD 741 741 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 113.69 AUD ORD 456 456 18-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 113.69 AUD ORD -961 -961 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 113.69 AUD ORD 312 312 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 113.69 AUD ORD 200 200 18-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.69 AUD ORD -6,284 -6,284 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 113.69 AUD ORD -490 -490 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,746 4,746 18-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 50,035 50,035 18-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 196,041 196,041 18-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -5 -5 18-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -149,752 -149,752 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 200 200 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,942 -4,942 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,530 -3,530 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,990 2,990 19-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.39 AUD ORD -9,703 -9,703 19-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 107.17 AUD ORD 4,422 4,422 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD 60 60 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD 293 293 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD 160 160 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD 305 305 19-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 107.17 AUD ORD 673 673 19-Aug-21 BlackRock Investment Management, LLC on mkt buy 107.17 AUD ORD 528 528 RIO page 327 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 107.17 AUD ORD 469 469 19-Aug-21 BlackRock Investment Management, LLC on mkt sell 107.17 AUD ORD -724 -724 19-Aug-21 BlackRock Fund Advisors on mkt sell 107.17 AUD ORD -873 -873 19-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -2,791 -2,791 19-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -89,567 -89,567 19-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4 -4 19-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -3 -3 20-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,320 1,320 20-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,460 2,460 20-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -14,120 -14,120 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 107.12 AUD ORD 338 338 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.13 AUD ORD 2,654 2,654 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.13 AUD ORD 965 965 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.13 AUD ORD 960 960 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.19 AUD ORD -5,620 -5,620 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.20 AUD ORD -501 -501 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.20 AUD ORD -3,968 -3,968 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.09 AUD ORD -259 -259 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.20 AUD ORD -8,325 -8,325 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 107.27 AUD ORD -258 -258 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 107.30 AUD ORD 3,351 3,351 20-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -1,758 -1,758 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 107.32 AUD ORD -1,626 -1,626 20-Aug-21 BlackRock Advisors, LLC on mkt sell 107.32 AUD ORD -2,421 -2,421 20-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 107.32 AUD ORD -558 -558 20-Aug-21 BlackRock Investment Management, LLC on mkt sell 107.32 AUD ORD -593 -593 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD -2,641 -2,641 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD -1,315 -1,315 20-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 107.32 AUD ORD -274 -274 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD -1,478 -1,478 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD -28,866 -28,866 20-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.23 AUD ORD 304 304 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.23 AUD ORD -152 -152 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.23 AUD ORD -386 -386 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.23 AUD ORD -927 -927 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.23 AUD ORD -4,197 -4,197 20-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 107.23 AUD ORD 38 38 20-Aug-21 BlackRock Investment Management, LLC in specie n/a AUD ORD 176 176 20-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -20,209 -20,209 20-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -209,269 -209,269 20-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3 3 20-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 18 18 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 107.01 AUD ORD -6,105 -6,105 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 107.01 AUD ORD -2,468 -2,468 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.01 AUD ORD -69,248 -69,248 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.01 AUD ORD -5,104 -5,104 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 106.69 AUD ORD 720 720 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.00 AUD ORD 1,680 1,680 RIO page 328 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 106.69 AUD ORD 6,189 6,189 23-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 106.69 AUD ORD 5,952 5,952 23-Aug-21 BlackRock Fund Advisors on mkt buy 106.69 AUD ORD 718 718 23-Aug-21 BlackRock International Limited on mkt sell 106.69 AUD ORD -3,935 -3,935 23-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 106.69 AUD ORD -1,819 -1,819 23-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 201,755 201,755 23-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -1 -1 23-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1 1 23-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 296 296 23-Aug-21 BlackRock International Limited in specie n/a AUD ORD -12,999 -12,999 24-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,660 -1,660 24-Aug-21 BlackRock Advisors, LLC on mkt buy 108.00 AUD ORD 1,600 1,600 24-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 108.00 AUD ORD 175 175 24-Aug-21 BlackRock Advisors, LLC on mkt buy 108.00 AUD ORD 12 12 24-Aug-21 BlackRock Advisors, LLC on mkt buy 108.00 AUD ORD 453 453 24-Aug-21 BlackRock Investment Management, LLC on mkt buy 108.00 AUD ORD 242 242 24-Aug-21 BlackRock Investment Management, LLC on mkt buy 108.00 AUD ORD 43 43 24-Aug-21 BlackRock (Singapore) Limited on mkt buy 108.00 AUD ORD 1,148 1,148 24-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.00 AUD ORD 37 37 24-Aug-21 BlackRock Investment Management, LLC on mkt buy 108.00 AUD ORD 56 56 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 108.10 AUD ORD 224 224 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 108.10 AUD ORD 400 400 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 108.10 AUD ORD 2,375 2,375 24-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.10 AUD ORD 400 400 24-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 103,368 103,368 24-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 15,535 15,535 24-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 25,950 25,950 24-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 12,923 12,923 24-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 72,549 72,549 24-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 154,494 154,494 24-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,739 1,739 25-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,320 1,320 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 111.30 AUD ORD -136 -136 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD 1,160 1,160 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.33 AUD ORD 583 583 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.33 AUD ORD 1,012 1,012 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.33 AUD ORD 1,012 1,012 25-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 111.30 AUD ORD -325 -325 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD 2,810 2,810 25-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 111.29 AUD ORD -608 -608 25-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 111.30 AUD ORD -169 -169 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD 498 498 25-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 111.65 AUD ORD 2,151 2,151 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 111.30 AUD ORD -21,989 -21,989 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD 8,235 8,235 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.91 AUD ORD 5,226 5,226 25-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 110.91 AUD ORD 2,523 2,523 25-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 110.91 AUD ORD 307 307 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 110.91 AUD ORD -337 -337 25-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 51,888 51,888 25-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -15,535 -15,535 25-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -43,495 -43,495 25-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -12,923 -12,923 25-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -72,525 -72,525 RIO page 329 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -154,436 -154,436 25-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,739 -1,739 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,056 1,056 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,834 1,834 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,730 2,730 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,476 1,476 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -7,060 -7,060 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,824 -2,824 26-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 110.53 AUD ORD -294 -294 26-Aug-21 BlackRock Advisors, LLC on mkt sell 109.51 AUD ORD -1,360 -1,360 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD -356 -356 26-Aug-21 BlackRock Advisors, LLC on mkt sell 109.51 AUD ORD -639 -639 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD -5,733 -5,733 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD -354 -354 26-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 109.51 AUD ORD -7,232 -7,232 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD -7,950 -7,950 26-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD -959 -959 26-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 959 959 26-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.37 AUD ORD -2,412 -2,412 26-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 109.37 AUD ORD -562 -562 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD 76 76 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD 153 153 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD 144 144 26-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 109.37 AUD ORD -914 -914 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.37 AUD ORD -1,438 -1,438 26-Aug-21 BlackRock Investment Management, LLC on mkt sell 109.37 AUD ORD -689 -689 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.37 AUD ORD -1,907 -1,907 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD 755 755 26-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -56,735 -56,735 26-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 359,403 359,403 26-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 14 14 26-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 33,501 33,501 27-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -400 -400 27-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,629 1,629 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD 1,677 1,677 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD 4,354 4,354 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD 384 384 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD 6,360 6,360 27-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.99 AUD ORD 302 302 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.70 AUD ORD 8,040 8,040 27-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 109.70 AUD ORD -895 -895 27-Aug-21 BlackRock Investment Management, LLC on mkt sell 109.70 AUD ORD -468 -468 27-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.70 AUD ORD 307 307 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.70 AUD ORD 2,326 2,326 27-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 71,740 71,740 27-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -43,445 -43,445 27-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1 -1 27-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -66 -66 30-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,794 1,794 30-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.92 AUD ORD -438 -438 RIO page 330 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.72 AUD ORD 1,188 1,188 30-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -66,751 -66,751 30-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 230,230 230,230 30-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -18 -18 30-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -10 -10 31-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD -800 -800 31-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 880 880 31-Aug-21 BlackRock Advisors, LLC on mkt sell 113.53 AUD ORD -1,036 -1,036 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 113.53 AUD ORD -110 -110 31-Aug-21 BlackRock Advisors, LLC on mkt sell 113.53 AUD ORD -8 -8 31-Aug-21 BlackRock Advisors, LLC on mkt sell 113.53 AUD ORD -296 -296 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 113.53 AUD ORD -164 -164 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 113.53 AUD ORD -29 -29 31-Aug-21 BlackRock (Singapore) Limited on mkt sell 113.53 AUD ORD -703 -703 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 113.53 AUD ORD -16 -16 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 113.53 AUD ORD -38 -38 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.39 AUD ORD -1,789 -1,789 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.06 AUD ORD 1,206 1,206 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -3,275 -3,275 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD -164 -164 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.06 AUD ORD -139 -139 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -302 -302 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -26,102 -26,102 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -142 -142 31-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 112.06 AUD ORD -782 -782 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -17,640 -17,640 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -428 -428 31-Aug-21 BlackRock International Limited on mkt sell 112.06 AUD ORD -243 -243 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD -122 -122 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -69 -69 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD -318 -318 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -769 -769 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -1,207 -1,207 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -1,372 -1,372 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD -406 -406 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -1,804 -1,804 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD -34 -34 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -155 -155 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -178 -178 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -5,617 -5,617 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD 140 140 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD -469 -469 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD -314 -314 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -1,406 -1,406 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD -826 -826 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD -6,942 -6,942 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD -355 -355 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD -493 -493 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.06 AUD ORD -417 -417 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -907 -907 RIO page 331 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -424 -424 31-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 112.06 AUD ORD -2,351 -2,351 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -1,282 -1,282 31-Aug-21 BlackRock International Limited on mkt sell 112.06 AUD ORD -729 -729 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD -367 -367 31-Aug-21 BlackRock Investment Management, LLC on mkt buy 112.06 AUD ORD 3,007 3,007 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -210 -210 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD -955 -955 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -2,306 -2,306 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -3,621 -3,621 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -4,116 -4,116 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD -1,217 -1,217 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -5,413 -5,413 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 112.06 AUD ORD 19 19 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD -104 -104 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -464 -464 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD -534 -534 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD -16,856 -16,856 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD 14,949 14,949 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD -1,406 -1,406 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD -942 -942 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD -4,216 -4,216 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD 304 304 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 112.06 AUD ORD 143 143 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD 4,859 4,859 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD 3,992 3,992 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD -1,066 -1,066 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.06 AUD ORD 122 122 31-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD 940 940 31-Aug-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -6,065 -6,065 31-Aug-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 6,065 6,065 31-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 3 3 31-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 1,795 1,795 31-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1 -1 31-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 33 33 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,474 -9,474 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -800 -800 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -600 -600 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -500 -500 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -500 -500 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.64 AUD ORD 4,383 4,383 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.64 AUD ORD 422 422 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.64 AUD ORD 6,069 6,069 01-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.57 AUD ORD -3,941 -3,941 01-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.57 AUD ORD -1,838 -1,838 01-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.57 AUD ORD -1,822 -1,822 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.62 AUD ORD 289 289 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD 129 129 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD 86 86 01-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 109.39 AUD ORD -7,569 -7,569 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD 180 180 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD 308 308 RIO page 332 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD 308 308 01-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 109.39 AUD ORD -152 -152 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD 200 200 01-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.39 AUD ORD 1,040 1,040 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 109.39 AUD ORD 533 533 01-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 55,186 55,186 01-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -171,107 -171,107 01-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3 -3 01-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 5 5 02-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 492 492 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.37 AUD ORD -130 -130 02-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.65 AUD ORD 2,220 2,220 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.65 AUD ORD 86 86 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.65 AUD ORD 320 320 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.65 AUD ORD 640 640 02-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 108.65 AUD ORD -923 -923 02-Sep-21 BlackRock Investment Management, LLC on mkt buy 108.65 AUD ORD 930 930 02-Sep-21 BlackRock Fund Advisors on mkt buy 108.65 AUD ORD 1,222 1,222 02-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 108.65 AUD ORD 76 76 02-Sep-21 BlackRock Fund Advisors on mkt buy 108.65 AUD ORD 897 897 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.65 AUD ORD -217 -217 02-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,632 1,632 02-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -47,194 -47,194 02-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 11,818 11,818 02-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -264,023 -264,023 02-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 20,729 20,729 02-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 110,192 110,192 02-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 193,619 193,619 02-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 3,325 3,325 03-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 944 944 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.24 AUD ORD 961 961 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.28 AUD ORD 1,578 1,578 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.28 AUD ORD 149 149 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.28 AUD ORD 3,836 3,836 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.35 AUD ORD -767 -767 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.01 AUD ORD 57 57 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.01 AUD ORD 53 53 03-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 111.39 AUD ORD 357,718 357,718 03-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 111.37 AUD ORD 955 955 03-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 111.37 AUD ORD 320 320 03-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 111.37 AUD ORD -2,114 -2,114 03-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 15,233 15,233 03-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 679 679 03-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 5,341 5,341 03-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -5,687 -5,687 03-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -12,213 -12,213 03-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -45,237 -45,237 03-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -850 -850 06-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.69 AUD ORD 4,824 4,824 06-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.69 AUD ORD 36,180 36,180 06-Sep-21 BlackRock Investment Management, LLC on mkt buy 110.69 AUD ORD 406 406 06-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -16,595 -16,595 06-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,986 -2,986 RIO page 333 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 5,443 5,443 06-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,878 1,878 06-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -16,196 -16,196 06-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 16,656 16,656 06-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 183 183 07-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.70 AUD ORD 25,728 25,728 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD 60 60 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD 120 120 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD 1,040 1,040 07-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 108.70 AUD ORD -456 -456 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD 50 50 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD 162 162 07-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 565 565 07-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 28 28 07-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 127,614 127,614 07-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,281 1,281 07-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -1,074 -1,074 07-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -9,555 -9,555 07-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -28 -28 08-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,737 -4,737 08-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 513 513 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD -1,188 -1,188 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.31 AUD ORD -2,675 -2,675 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.31 AUD ORD -268 -268 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.31 AUD ORD -257 -257 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD -1,023 -1,023 08-Sep-21 BlackRock Advisors, LLC on mkt sell 108.27 AUD ORD -5,696 -5,696 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.27 AUD ORD -593 -593 08-Sep-21 BlackRock Advisors, LLC on mkt sell 108.27 AUD ORD -43 -43 08-Sep-21 BlackRock Advisors, LLC on mkt sell 108.27 AUD ORD -1,620 -1,620 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD -219 -219 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.27 AUD ORD -872 -872 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.27 AUD ORD -151 -151 08-Sep-21 BlackRock (Singapore) Limited on mkt sell 108.27 AUD ORD -3,907 -3,907 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.27 AUD ORD -95 -95 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD -2,665 -2,665 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.27 AUD ORD -200 -200 08-Sep-21 BlackRock Fund Advisors on mkt sell 108.29 AUD ORD -135 -135 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 108.29 AUD ORD -141 -141 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.29 AUD ORD -22 -22 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.29 AUD ORD -247 -247 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.29 AUD ORD -589 -589 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.17 AUD ORD 4,422 4,422 08-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 108.17 AUD ORD 1,236 1,236 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.17 AUD ORD 86 86 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.17 AUD ORD 120 120 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.17 AUD ORD -4,241 -4,241 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.17 AUD ORD -628 -628 08-Sep-21 BlackRock Fund Advisors on mkt sell 108.17 AUD ORD -904 -904 08-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,834 1,834 08-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 232,227 232,227 08-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 375 375 RIO page 334 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -282,178 -282,178 08-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 844 844 08-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 7,748 7,748 08-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 23,042 23,042 08-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 246 246 09-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,834 1,834 09-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 107.88 AUD ORD -348 -348 09-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.50 AUD ORD 35,778 35,778 09-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 105.50 AUD ORD -3,383 -3,383 09-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 105.50 AUD ORD 1,209 1,209 09-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 105.50 AUD ORD 2,174 2,174 09-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 105.50 AUD ORD 640 640 09-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 105.50 AUD ORD -2,889 -2,889 09-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.50 AUD ORD 55 55 09-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 301,668 301,668 09-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 18,431 18,431 09-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 438,419 438,419 09-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 6,354 6,354 09-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 29,910 29,910 09-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 51,114 51,114 09-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,101 1,101 10-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,158 -3,158 10-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,214 2,214 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.39 AUD ORD -1,791 -1,791 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.39 AUD ORD -46 -46 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.39 AUD ORD -954 -954 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.40 AUD ORD -5,927 -5,927 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 106.22 AUD ORD 5,628 5,628 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.22 AUD ORD -57,486 -57,486 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.22 AUD ORD -402 -402 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 106.22 AUD ORD 741 741 10-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 106.22 AUD ORD 309 309 10-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.22 AUD ORD 480 480 10-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 106.22 AUD ORD -687 -687 10-Sep-21 BlackRock Investment Management, LLC on mkt sell 106.22 AUD ORD -1,126 -1,126 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.22 AUD ORD -3,084 -3,084 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 106.22 AUD ORD -280 -280 10-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -518,801 -518,801 10-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -28,347 -28,347 10-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -45,849 -45,849 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -25,400 -25,400 10-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -108,592 -108,592 10-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -222,703 -222,703 10-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -3,978 -3,978 13-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 519 519 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD -8,859 -8,859 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD 8,859 8,859 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.02 AUD ORD 224 224 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.02 AUD ORD 81 81 RIO page 335 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 106.02 AUD ORD 774 774 13-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.02 AUD ORD -1,109 -1,109 13-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.02 AUD ORD -670 -670 13-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 44,181 44,181 13-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 439,321 439,321 13-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -9,691 -9,691 13-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 16,357 16,357 14-Sep-21 BlackRock Advisors, LLC on mkt sell 106.54 AUD ORD -5,786 -5,786 14-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.54 AUD ORD -596 -596 14-Sep-21 BlackRock Advisors, LLC on mkt sell 106.54 AUD ORD -44 -44 14-Sep-21 BlackRock Advisors, LLC on mkt sell 106.54 AUD ORD -1,633 -1,633 14-Sep-21 BlackRock Investment Management, LLC on mkt sell 106.54 AUD ORD -879 -879 14-Sep-21 BlackRock Investment Management, LLC on mkt sell 106.54 AUD ORD -153 -153 14-Sep-21 BlackRock (Singapore) Limited on mkt sell 106.54 AUD ORD -3,970 -3,970 14-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.54 AUD ORD -93 -93 14-Sep-21 BlackRock Investment Management, LLC on mkt sell 106.54 AUD ORD -201 -201 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD 848 848 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.66 AUD ORD -959 -959 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD 180 180 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD 400 400 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD 480 480 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.66 AUD ORD -152 -152 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.66 AUD ORD -1,153 -1,153 14-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 106.66 AUD ORD -299 -299 14-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.66 AUD ORD -626 -626 14-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.66 AUD ORD -4,096 -4,096 14-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 14-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 105,071 105,071 14-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -19,464 -19,464 14-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 45 45 14-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -16,335 -16,335 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 105.86 AUD ORD -46 -46 15-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 200 200 15-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 714 714 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD 1,614 1,614 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD 5,751 5,751 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD 533 533 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD 7,133 7,133 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD 516 516 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD 472 472 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD 469 469 15-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 104.63 AUD ORD 309 309 15-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 104.63 AUD ORD 324 324 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 104.63 AUD ORD 258 258 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 104.63 AUD ORD 86 86 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 104.63 AUD ORD 2,853 2,853 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 104.63 AUD ORD 86 86 15-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 104.63 AUD ORD -466 -466 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 104.63 AUD ORD -1,525 -1,525 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 104.63 AUD ORD -12,072 -12,072 15-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 48,083 48,083 15-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -244,808 -244,808 RIO page 336 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -11 -11 15-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -93 -93 16-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,751 2,751 16-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 16-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,820 1,820 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 103.30 AUD ORD -6 -6 16-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 103.67 AUD ORD 658 658 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 103.67 AUD ORD 7,632 7,632 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 103.67 AUD ORD 180 180 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 103.67 AUD ORD 400 400 16-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 103.67 AUD ORD 559 559 16-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 103.67 AUD ORD -417 -417 16-Sep-21 BlackRock Japan Co., Ltd. in specie n/a AUD ORD -893 -893 16-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 468,263 468,263 16-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -189,721 -189,721 16-Sep-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 82 82 16-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -29 -29 16-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 6,345 6,345 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD 950 950 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD 3,145 3,145 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD 320 320 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 100.15 AUD ORD 2,293 2,293 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD 6,187 6,187 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.41 AUD ORD 1,170 1,170 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.41 AUD ORD 273 273 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.41 AUD ORD 264 264 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD 9,328 9,328 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD 360 360 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 98.80 AUD ORD -321 -321 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD 314 314 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD 100 100 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD -552 -552 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.80 AUD ORD 18,778 18,778 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.80 AUD ORD 359 359 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 783 783 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD 3,661 3,661 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD -284 -284 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 98.80 AUD ORD -7,167 -7,167 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 826 826 17-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 98.80 AUD ORD 206 206 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD 5,106 5,106 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.80 AUD ORD -5,609 -5,609 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.80 AUD ORD 341 341 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.80 AUD ORD -260 -260 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 485 485 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD -1,080 -1,080 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD -4,619 -4,619 RIO page 337 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 98.80 AUD ORD -3,711 -3,711 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 98.80 AUD ORD -2,043 -2,043 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 922 922 17-Sep-21 BlackRock Investment Management, LLC on mkt sell 98.80 AUD ORD -1,052 -1,052 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD 4,313 4,313 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD -393 -393 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 974 974 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD 6,016 6,016 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD -502 -502 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.80 AUD ORD -273 -273 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.80 AUD ORD -203 -203 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD 571 571 17-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 915 915 17-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -650,668 -650,668 17-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -70,662 -70,662 17-Sep-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 12 12 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 13,144 13,144 17-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 182,916 182,916 17-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 106,112 106,112 17-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2 2 20-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.24 AUD ORD 741 741 20-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.24 AUD ORD -2,544 -2,544 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.24 AUD ORD 618 618 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.24 AUD ORD 277 277 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.24 AUD ORD 314 314 20-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.24 AUD ORD 1,966 1,966 20-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,420 2,420 20-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 36,972 36,972 20-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 55,168 55,168 20-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -307,455 -307,455 20-Sep-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD 2 2 20-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 25,272 25,272 20-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 28,660 28,660 20-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 306,103 306,103 20-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 3,852 3,852 21-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,412 -1,412 21-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 95.66 AUD ORD -299 -299 21-Sep-21 BlackRock Advisors, LLC on mkt buy 95.00 AUD ORD 786 786 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.00 AUD ORD 88 88 21-Sep-21 BlackRock Advisors, LLC on mkt buy 95.00 AUD ORD 7 7 21-Sep-21 BlackRock Advisors, LLC on mkt buy 95.00 AUD ORD 234 234 21-Sep-21 BlackRock Investment Management, LLC on mkt buy 95.00 AUD ORD 122 122 21-Sep-21 BlackRock Investment Management, LLC on mkt buy 95.00 AUD ORD 21 21 21-Sep-21 BlackRock (Singapore) Limited on mkt buy 95.00 AUD ORD 571 571 21-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.00 AUD ORD 14 14 21-Sep-21 BlackRock Investment Management, LLC on mkt buy 95.00 AUD ORD 29 29 21-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.71 AUD ORD -3,400 -3,400 21-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.85 AUD ORD -13,600 -13,600 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD 845 845 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD 4,225 4,225 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD 2,535 2,535 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD 480 480 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD -1,520 -1,520 RIO page 338 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Sep-21 BlackRock Fund Advisors on mkt buy 95.71 AUD ORD 30 30 21-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.71 AUD ORD -605 -605 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD -1,547 -1,547 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD -623 -623 21-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.71 AUD ORD 355 355 21-Sep-21 BlackRock Fund Advisors on mkt sell 95.71 AUD ORD -977 -977 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD -1,981 -1,981 21-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -170 -170 21-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,223 -2,223 21-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 432,342 432,342 21-Sep-21 BlackRock Capital Management, Inc. collateral transfer n/a AUD ORD -96 -96 21-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 582 582 21-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -6,428 -6,428 21-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -57,708 -57,708 21-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -159 -159 22-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 960 960 22-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 522 522 22-Sep-21 BlackRock Fund Advisors on mkt sell 95.10 AUD ORD -1,448 -1,448 22-Sep-21 BlackRock Fund Advisors on mkt sell 95.10 AUD ORD -992 -992 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.28 AUD ORD -6,002 -6,002 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.29 AUD ORD -23,411 -23,411 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.29 AUD ORD -2,067 -2,067 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.28 AUD ORD -34,499 -34,499 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.29 AUD ORD -10,052 -10,052 22-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 98.27 AUD ORD 1,208 1,208 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 97.60 AUD ORD 1,680 1,680 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.27 AUD ORD 320 320 22-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 98.27 AUD ORD 2,064 2,064 22-Sep-21 BlackRock Fund Advisors on mkt buy 98.27 AUD ORD 652 652 22-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,476 1,476 22-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 348,370 348,370 22-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2,394 -2,394 22-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -255,582 -255,582 22-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -11,695 -11,695 22-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,694 3,694 22-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -58,608 -58,608 22-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 89 89 23-Sep-21 BlackRock Fund Advisors on mkt buy 99.94 AUD ORD 5,118 5,118 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.94 AUD ORD 4,243 4,243 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.94 AUD ORD 403 403 23-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 98.86 AUD ORD -1,698 -1,698 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.86 AUD ORD 10,140 10,140 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.86 AUD ORD 153 153 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.86 AUD ORD -20,423 -20,423 23-Sep-21 BlackRock Fund Advisors on mkt buy 98.86 AUD ORD 1,915 1,915 23-Sep-21 BlackRock Fund Advisors on mkt buy 98.86 AUD ORD 584 584 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.86 AUD ORD -1,092 -1,092 23-Sep-21 BlackRock Fund Advisors on mkt buy 98.86 AUD ORD 2,290 2,290 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.86 AUD ORD 55 55 23-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 150,443 150,443 23-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -5,523 -5,523 23-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 79,398 79,398 23-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 910 910 RIO page 339 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 8,302 8,302 23-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -2,248 -2,248 23-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 60 60 24-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,840 1,840 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.11 AUD ORD -128 -128 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.11 AUD ORD -131 -131 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -443 -443 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -2,318 -2,318 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -1,752 -1,752 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -374 -374 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 99.33 AUD ORD -1,704 -1,704 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 99.33 AUD ORD -2,556 -2,556 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 99.33 AUD ORD -2,556 -2,556 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.33 AUD ORD 131 131 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.33 AUD ORD 152 152 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.33 AUD ORD 152 152 24-Sep-21 BlackRock Fund Advisors on mkt sell 99.33 AUD ORD -194 -194 24-Sep-21 BlackRock Fund Advisors on mkt buy 99.33 AUD ORD 2,295 2,295 24-Sep-21 BlackRock Fund Advisors on mkt buy 99.33 AUD ORD 2,570 2,570 24-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 99.33 AUD ORD -28 -28 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.33 AUD ORD 1,501 1,501 24-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.33 AUD ORD 5,612 5,612 24-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,673 1,673 24-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -523,378 -523,378 24-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 813 813 24-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 22,425 22,425 24-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -299 -299 24-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 9,069 9,069 24-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -13,246 -13,246 24-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 23 23 24-Sep-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -2,578 -2,578 27-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 200 200 27-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 101.08 AUD ORD 7,159 7,159 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.85 AUD ORD 2,415 2,415 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 100.85 AUD ORD 17 17 27-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 100.85 AUD ORD 2,735 2,735 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD 10,128 10,128 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD 180 180 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD 314 314 27-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 100.47 AUD ORD -942 -942 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD 50 50 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD 1,043 1,043 27-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 100.47 AUD ORD 91 91 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD 1,385 1,385 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD 615 615 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD 1,101 1,101 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD 633 633 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 1,609 1,609 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 1,175 1,175 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 100.47 AUD ORD 216 216 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.47 AUD ORD 222 222 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD 1,660 1,660 RIO page 340 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD 75 75 27-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 549,271 549,271 27-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -12,539 -12,539 27-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 321,258 321,258 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -7,221 -7,221 27-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -89,042 -89,042 27-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -72,849 -72,849 27-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -933 -933 28-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD -140 -140 28-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 474 474 28-Sep-21 BlackRock Advisors, LLC on mkt sell 100.03 AUD ORD -3,538 -3,538 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 100.03 AUD ORD -368 -368 28-Sep-21 BlackRock Advisors, LLC on mkt sell 100.03 AUD ORD -27 -27 28-Sep-21 BlackRock Advisors, LLC on mkt sell 100.03 AUD ORD -1,007 -1,007 28-Sep-21 BlackRock Investment Management, LLC on mkt sell 100.03 AUD ORD -533 -533 28-Sep-21 BlackRock Investment Management, LLC on mkt sell 100.03 AUD ORD -92 -92 28-Sep-21 BlackRock (Singapore) Limited on mkt sell 100.03 AUD ORD -2,404 -2,404 28-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.03 AUD ORD -58 -58 28-Sep-21 BlackRock Fund Advisors on mkt buy 100.44 AUD ORD 2,898 2,898 28-Sep-21 BlackRock Fund Advisors on mkt buy 100.44 AUD ORD 138 138 28-Sep-21 BlackRock Investment Management, LLC on mkt sell 100.03 AUD ORD -122 -122 28-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 97.90 AUD ORD -560 -560 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 97.47 AUD ORD 720 720 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 97.47 AUD ORD 152 152 28-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 97.47 AUD ORD -313 -313 28-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -552,757 -552,757 28-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -5,157 -5,157 28-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -26,761 -26,761 28-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 26,748 26,748 28-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 13,905 13,905 28-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 41,488 41,488 28-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -308 -308 29-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 489 489 29-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 96.53 AUD ORD 5,420 5,420 29-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.52 AUD ORD -258 -258 29-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.52 AUD ORD -11,689 -11,689 29-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.55 AUD ORD -514 -514 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 96.89 AUD ORD -560 -560 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 96.89 AUD ORD -1,252 -1,252 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 96.89 AUD ORD -2,458 -2,458 29-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 96.89 AUD ORD 532 532 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 96.89 AUD ORD -2,689 -2,689 29-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 96.89 AUD ORD 1,885 1,885 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 96.89 AUD ORD 313 313 29-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.89 AUD ORD 178 178 29-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 222 222 29-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -18,054 -18,054 29-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -204,788 -204,788 29-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1,622 1,622 29-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -14,343 -14,343 29-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 16,160 16,160 29-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 217 217 30-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 237 237 30-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 RIO page 341 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.18 AUD ORD 741 741 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.18 AUD ORD 258 258 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 100.18 AUD ORD -276 -276 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.18 AUD ORD 160 160 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 100.18 AUD ORD -152 -152 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.18 AUD ORD -16,498 -16,498 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 100.18 AUD ORD -6,568 -6,568 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.18 AUD ORD -381 -381 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.18 AUD ORD 1,237 1,237 30-Sep-21 BlackRock Advisors, LLC on mkt buy 100.18 AUD ORD 1,418 1,418 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 100.18 AUD ORD -4,277 -4,277 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 100.18 AUD ORD -3,823 -3,823 30-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -20,729 -20,729 30-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,816 1,816 30-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -250,262 -250,262 30-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 6,583 6,583 30-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 32,410 32,410 30-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 69,747 69,747 30-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 935 935 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,215 1,215 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,944 1,944 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 921 921 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 522 522 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 97.86 AUD ORD -329 -329 01-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 97.28 AUD ORD 4,030 4,030 01-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.28 AUD ORD -6,048 -6,048 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD 43 43 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD 307 307 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD 50 50 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD 100 100 01-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 97.28 AUD ORD 131 131 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.28 AUD ORD 1,325 1,325 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 97.28 AUD ORD -852 -852 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD 19,938 19,938 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD 1,838 1,838 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD 1,171 1,171 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.28 AUD ORD 2,087 2,087 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD 1,943 1,943 01-Oct-21 BlackRock Fund Advisors on mkt buy 97.28 AUD ORD 1,315 1,315 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -6,360 -6,360 01-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 744 744 01-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -3,498 -3,498 01-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 50,329 50,329 01-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -35,755 -35,755 01-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -65,180 -65,180 01-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -117,051 -117,051 01-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,005 -1,005 04-Oct-21 BlackRock Fund Advisors on mkt buy 98.27 AUD ORD 2,415 2,415 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.27 AUD ORD 821 821 04-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.50 AUD ORD -860 -860 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 640 640 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 155 155 RIO page 342 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD 822 822 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD 109 109 04-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 97.50 AUD ORD 301 301 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD 70 70 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD 1,529 1,529 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD 555 555 04-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 97.50 AUD ORD 517 517 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD 479 479 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD 2,281 2,281 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD 918 918 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD 1,512 1,512 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD 1,683 1,683 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD 1,666 1,666 04-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,960 1,960 04-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,368 4,368 04-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,644 7,644 04-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 72,078 72,078 04-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6,038 -6,038 04-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 109,056 109,056 04-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -19,060 -19,060 04-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -101,845 -101,845 04-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -160,168 -160,168 04-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -2,773 -2,773 05-Oct-21 BlackRock Advisors, LLC on mkt sell 97.46 AUD ORD -742 -742 05-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 97.46 AUD ORD -75 -75 05-Oct-21 BlackRock Advisors, LLC on mkt sell 97.46 AUD ORD -5 -5 05-Oct-21 BlackRock Advisors, LLC on mkt sell 97.46 AUD ORD -208 -208 05-Oct-21 BlackRock Investment Management, LLC on mkt sell 97.46 AUD ORD -115 -115 05-Oct-21 BlackRock Investment Management, LLC on mkt sell 97.46 AUD ORD -19 -19 05-Oct-21 BlackRock (Singapore) Limited on mkt sell 97.46 AUD ORD -484 -484 05-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 97.46 AUD ORD -12 -12 05-Oct-21 BlackRock Investment Management, LLC on mkt sell 97.46 AUD ORD -26 -26 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 510 510 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,276 3,276 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 6,006 6,006 05-Oct-21 BlackRock Japan Co., Ltd. on mkt buy 96.67 AUD ORD 2,103 2,103 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.13 AUD ORD 560 560 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.13 AUD ORD -3,377 -3,377 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.13 AUD ORD -1,085 -1,085 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.13 AUD ORD 1,051 1,051 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.13 AUD ORD 1,934 1,934 05-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 97.13 AUD ORD -1,190 -1,190 05-Oct-21 BlackRock International Limited on mkt sell 97.13 AUD ORD -903 -903 05-Oct-21 BlackRock Fund Advisors on mkt buy 97.13 AUD ORD 1,917 1,917 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,095 4,095 05-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 1,900 1,900 05-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -123 -123 05-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 52,899 52,899 05-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1 1 05-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 13 13 05-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 124 124 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 97.30 AUD ORD -1,233 -1,233 06-Oct-21 BlackRock Fund Advisors on mkt buy 97.30 AUD ORD 483 483 06-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.47 AUD ORD -442 -442 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.44 AUD ORD -8,871 -8,871 RIO page 343 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.44 AUD ORD -1,937 -1,937 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.44 AUD ORD -1,906 -1,906 06-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.55 AUD ORD 3,224 3,224 06-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 96.55 AUD ORD 1,515 1,515 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD -1,698 -1,698 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 88 88 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD -220 -220 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 120 120 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 800 800 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 800 800 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD -307 -307 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD 100 100 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD -2,816 -2,816 06-Oct-21 BlackRock Japan Co., Ltd. on mkt buy 96.55 AUD ORD 1,737 1,737 06-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,842 1,842 06-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -57,227 -57,227 06-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -782 -782 06-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -384,431 -384,431 06-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 43 43 06-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 184 184 06-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 63,461 63,461 06-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 513 513 07-Oct-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -34,196 -34,196 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 96.75 AUD ORD 1,363 1,363 07-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 96.54 AUD ORD 606 606 07-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.54 AUD ORD -1,701 -1,701 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 223 223 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 223 223 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 400 400 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD 960 960 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 96.54 AUD ORD 460 460 07-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 96.54 AUD ORD -127 -127 07-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.54 AUD ORD -721 -721 07-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.54 AUD ORD -2,029 -2,029 07-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,980 1,980 07-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,960 3,960 07-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 10,340 10,340 07-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -391 -391 07-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -18,253 -18,253 07-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9 9 07-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -12 -12 07-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -79,795 -79,795 07-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 37 37 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD 3,618 3,618 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD 7,753 7,753 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.40 AUD ORD 38,467 38,467 08-Oct-21 BlackRock Investment Management, LLC on mkt buy 100.40 AUD ORD 1,213 1,213 08-Oct-21 BlackRock Fund Advisors on mkt buy 100.40 AUD ORD 36 36 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD 905 905 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD 567 567 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD 44 44 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD 43 43 08-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 100.40 AUD ORD -850 -850 RIO page 344 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD 1,989 1,989 08-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 100.40 AUD ORD 156 156 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.40 AUD ORD 48 48 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD 2,571 2,571 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.40 AUD ORD -1,202 -1,202 08-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,373 -3,373 08-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -66 -66 08-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 66,635 66,635 08-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -11 -11 08-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 127 127 08-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 545 545 08-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -422 -422 11-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 102.26 AUD ORD 739 739 11-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.26 AUD ORD -152 -152 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD 100 100 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD 302 302 11-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.26 AUD ORD -2,431 -2,431 11-Oct-21 BlackRock Fund Advisors on mkt buy 102.26 AUD ORD 1,595 1,595 11-Oct-21 BlackRock Fund Advisors on mkt buy 102.26 AUD ORD 867 867 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD 1,810 1,810 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD 1,122 1,122 11-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 102.26 AUD ORD 89 89 11-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -66 -66 11-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -24,935 -24,935 11-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 28 28 11-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 302,037 302,037 11-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 8 8 11-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -189 -189 11-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 16,221 16,221 11-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -127 -127 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,468 -1,468 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 19,084 19,084 12-Oct-21 BlackRock Advisors, LLC on mkt sell 102.99 AUD ORD -1,738 -1,738 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 102.99 AUD ORD -183 -183 12-Oct-21 BlackRock Advisors, LLC on mkt sell 102.99 AUD ORD -13 -13 12-Oct-21 BlackRock Advisors, LLC on mkt sell 102.99 AUD ORD -499 -499 12-Oct-21 BlackRock Investment Management, LLC on mkt sell 102.99 AUD ORD -264 -264 12-Oct-21 BlackRock Investment Management, LLC on mkt sell 102.99 AUD ORD -46 -46 12-Oct-21 BlackRock (Singapore) Limited on mkt sell 102.99 AUD ORD -1,222 -1,222 12-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 102.99 AUD ORD -28 -28 12-Oct-21 BlackRock (Singapore) Limited on mkt sell 102.99 AUD ORD -3,825 -3,825 12-Oct-21 BlackRock Investment Management, LLC on mkt sell 102.99 AUD ORD -62 -62 12-Oct-21 BlackRock Fund Advisors on mkt buy 103.02 AUD ORD 1,021 1,021 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 103.02 AUD ORD 1,137 1,137 12-Oct-21 BlackRock Advisors, LLC on mkt buy 103.02 AUD ORD 5,935 5,935 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 103.02 AUD ORD 424 424 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 103.02 AUD ORD 1,598 1,598 12-Oct-21 BlackRock Advisors, LLC on mkt buy 103.02 AUD ORD 779 779 12-Oct-21 BlackRock International Limited on mkt buy 103.02 AUD ORD 214 214 12-Oct-21 BlackRock Investment Management, LLC on mkt buy 103.02 AUD ORD 293 293 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 714 714 12-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 102.64 AUD ORD 7,619 7,619 12-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.56 AUD ORD -2,544 -2,544 RIO page 345 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.64 AUD ORD 180 180 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.64 AUD ORD 960 960 12-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.64 AUD ORD -428 -428 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.64 AUD ORD 921 921 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 102.64 AUD ORD 2,322 2,322 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 102.64 AUD ORD 89 89 12-Oct-21 BlackRock Fund Advisors on mkt buy 102.64 AUD ORD 3,532 3,532 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.64 AUD ORD 2,858 2,858 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.64 AUD ORD 945 945 12-Oct-21 BlackRock Fund Advisors on mkt buy 102.64 AUD ORD 956 956 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 12-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 51,719 51,719 12-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -774 -774 12-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -374,637 -374,637 12-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -54 -54 12-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10,424 10,424 12-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -7,201 -7,201 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 600 600 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,840 1,840 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,408 2,408 13-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 102.11 AUD ORD 14 14 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.91 AUD ORD 900 900 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.91 AUD ORD 1,936 1,936 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.94 AUD ORD 227 227 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.94 AUD ORD 84 84 13-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.96 AUD ORD -902 -902 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.95 AUD ORD 2,956 2,956 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.37 AUD ORD 3,208 3,208 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD 129 129 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD 276 276 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.37 AUD ORD -614 -614 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD 152 152 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 99.37 AUD ORD 10,236 10,236 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD 1,800 1,800 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.37 AUD ORD -320 -320 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 99.37 AUD ORD -21,646 -21,646 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,760 2,760 13-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -30,725 -30,725 13-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 20 20 13-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -93,643 -93,643 13-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 18 18 13-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 113 113 13-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -243 -243 14-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 510 510 14-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 14-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 692 692 14-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.54 AUD ORD -21,528 -21,528 14-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 100.54 AUD ORD -30,389 -30,389 14-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.51 AUD ORD 560 560 14-Oct-21 BlackRock Fund Advisors on mkt buy 100.51 AUD ORD 2,138 2,138 14-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -321,133 -321,133 14-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1,861 1,861 14-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -24,377 -24,377 RIO page 346 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9 9 14-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -10,664 -10,664 14-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 44,003 44,003 14-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 1,131 1,131 15-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 692 692 15-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.66 AUD ORD 1,445 1,445 15-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 99.60 AUD ORD 900 900 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD 567 567 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD 567 567 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.60 AUD ORD -614 -614 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.60 AUD ORD -921 -921 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD 456 456 15-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.60 AUD ORD 895 895 15-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 99.60 AUD ORD 280 280 15-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.60 AUD ORD 5,038 5,038 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD 720 720 15-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -61,492 -61,492 15-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1 -1 15-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 112,829 112,829 15-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3 -3 15-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 9 9 15-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -12,537 -12,537 15-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 19 19 18-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,292 -1,292 18-Oct-21 BlackRock Investment Management, LLC on mkt buy 99.60 AUD ORD 1,116 1,116 18-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.71 AUD ORD 760 760 18-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 101.45 AUD ORD -4,279 -4,279 18-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 101.45 AUD ORD 3,671 3,671 18-Oct-21 BlackRock Fund Advisors on mkt buy 101.45 AUD ORD 608 608 18-Oct-21 BlackRock Fund Advisors on mkt buy 101.45 AUD ORD 1,341 1,341 18-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 101.45 AUD ORD 6,150 6,150 18-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 101.45 AUD ORD -1,974 -1,974 18-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 101.45 AUD ORD -8,955 -8,955 18-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -6 -6 18-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 22 22 18-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 322,178 322,178 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4 4 18-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -102 -102 18-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 136,827 136,827 18-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -43 -43 18-Oct-21 BlackRock Financial Management, Inc. in specie n/a AUD ORD -310 -310 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -35 -35 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 486 486 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -3,230 -3,230 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,938 -1,938 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,522 -4,522 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,292 -1,292 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.15 AUD ORD 320 320 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.15 AUD ORD 640 640 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 7,371 7,371 19-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 172,808 172,808 19-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -2 -2 19-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 989 989 19-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 20 20 19-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -13 -13 RIO page 347 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -19,652 -19,652 19-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 21 21 20-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -14,212 -14,212 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -279 -279 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -1,063 -1,063 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD -100 -100 20-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.70 AUD ORD -1,468 -1,468 20-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.70 AUD ORD -33 -33 20-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.70 AUD ORD -31 -31 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.08 AUD ORD 657 657 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.08 AUD ORD 60 60 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.08 AUD ORD 160 160 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 98.08 AUD ORD -1,232 -1,232 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.08 AUD ORD 234 234 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 98.08 AUD ORD -2,716 -2,716 20-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -3,824 -3,824 20-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 15 15 20-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -436,200 -436,200 20-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 12,087 12,087 20-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 46 46 20-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 39,324 39,324 20-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 63 63 21-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 96.96 AUD ORD -4,283 -4,283 21-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,850 1,850 21-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,003 3,003 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.79 AUD ORD -657 -657 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.79 AUD ORD 657 657 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.79 AUD ORD 357 357 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.79 AUD ORD 120 120 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.79 AUD ORD 720 720 21-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.24 AUD ORD -2,000 -2,000 21-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.79 AUD ORD -456 -456 21-Oct-21 BlackRock Investment Management, LLC on mkt buy 96.79 AUD ORD 1,524 1,524 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.79 AUD ORD -344 -344 21-Oct-21 BlackRock Fund Advisors on mkt sell 96.74 AUD ORD -1,848 -1,848 21-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 123 123 21-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -964 -964 21-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 77,338 77,338 21-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -12,091 -12,091 21-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 157 157 21-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -40,583 -40,583 21-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -696 -696 22-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -646 -646 22-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.99 AUD ORD 462 462 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD -380 -380 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD -1,480 -1,480 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD -137 -137 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD -1,708 -1,708 22-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 93.99 AUD ORD 493 493 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.98 AUD ORD 2,137 2,137 RIO page 348 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.98 AUD ORD 555 555 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.98 AUD ORD 551 551 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 94.80 AUD ORD -1,360 -1,360 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD -150 -150 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD -1,196 -1,196 22-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -23 -23 22-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -898 -898 22-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 139,340 139,340 22-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 27 27 22-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 77 77 22-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -13,793 -13,793 22-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -495 -495 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.44 AUD ORD 220 220 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.44 AUD ORD 847 847 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.44 AUD ORD -152 -152 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.44 AUD ORD -456 -456 25-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.44 AUD ORD 116 116 25-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.44 AUD ORD 443 443 25-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,800 4,800 25-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 30,176 30,176 25-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -7 -7 25-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 391,627 391,627 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -2 -2 25-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -9 -9 25-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 31 31 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,500 1,500 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD -62 -62 26-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 95.89 AUD ORD 600 600 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 95.89 AUD ORD 847 847 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 95.89 AUD ORD 488 488 26-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 95.89 AUD ORD -770 -770 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 95.89 AUD ORD 162 162 26-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 95.89 AUD ORD -46 -46 26-Oct-21 BlackRock (Singapore) Limited on mkt sell 95.89 AUD ORD -153 -153 26-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 95.89 AUD ORD 18 18 26-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.89 AUD ORD -2,038 -2,038 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,276 3,276 26-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -32,075 -32,075 26-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 211,385 211,385 26-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 5 5 26-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -38 -38 26-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 813 813 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 324 324 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 237 237 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD -282 -282 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD -1,098 -1,098 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD -104 -104 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD -1,788 -1,788 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,200 2,200 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.39 AUD ORD 11,713 11,713 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.39 AUD ORD 2,073 2,073 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.39 AUD ORD 2,056 2,056 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.14 AUD ORD 744 744 RIO page 349 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.14 AUD ORD 800 800 27-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 94.14 AUD ORD 1,500 1,500 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.14 AUD ORD 2,550 2,550 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.14 AUD ORD 120 120 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.14 AUD ORD 212 212 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 94.14 AUD ORD -2,830 -2,830 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 94.14 AUD ORD -1,092 -1,092 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,769 2,769 27-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 190,711 190,711 27-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 77 77 27-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -134,348 -134,348 27-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 12,313 12,313 27-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 237 237 27-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 115,800 115,800 27-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 34 34 28-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 92.89 AUD ORD -247 -247 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD 180 180 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD 275 275 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD 240 240 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD 480 480 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD 720 720 28-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 92.76 AUD ORD -152 -152 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD 81 81 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 92.76 AUD ORD 312 312 28-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -46,151 -46,151 28-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 39 39 28-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 148,439 148,439 28-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -12,388 -12,388 28-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 306 306 28-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -122,055 -122,055 28-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -32 -32 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 90.66 AUD ORD 325 325 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD 5,200 5,200 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD 657 657 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD 1,600 1,600 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 90.29 AUD ORD -1,714 -1,714 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 90.29 AUD ORD 1,520 1,520 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 90.29 AUD ORD -94 -94 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.29 AUD ORD -31,733 -31,733 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.29 AUD ORD -509 -509 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD 1,418 1,418 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.29 AUD ORD -3,004 -3,004 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 90.29 AUD ORD -413 -413 29-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 90.29 AUD ORD 48 48 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.29 AUD ORD -5,396 -5,396 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.29 AUD ORD -3,495 -3,495 29-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 258,749 258,749 29-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -6 -6 29-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 21,154 21,154 29-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 17 17 29-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 68 68 29-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,193 2,193 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 483 483 RIO page 350 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 316 316 01-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.57 AUD ORD -2,348 -2,348 01-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 90.88 AUD ORD -4,860 -4,860 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.97 AUD ORD 43 43 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.97 AUD ORD 240 240 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.97 AUD ORD 100 100 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 90.97 AUD ORD 430 430 01-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.97 AUD ORD -671 -671 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -4,800 -4,800 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,904 1,904 01-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -296,574 -296,574 01-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 14 14 01-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -112,290 -112,290 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 7 7 01-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -180 -180 01-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 106 106 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -62 -62 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,120 1,120 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.86 AUD ORD 1,134 1,134 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD 43 43 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD 860 860 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD 223 223 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD 106 106 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD 212 212 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.66 AUD ORD -153 -153 02-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 88.66 AUD ORD 2,955 2,955 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 8,190 8,190 02-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -204 -204 02-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 70 70 02-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 20,808 20,808 02-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4 4 02-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 391 391 02-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 1,859 1,859 02-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 2 2 03-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 59,199 59,199 03-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD -1,355 -1,355 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD -1,796 -1,796 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD -502 -502 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD -8,445 -8,445 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.70 AUD ORD 8,400 8,400 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.38 AUD ORD -9,728 -9,728 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.38 AUD ORD -2,623 -2,623 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.38 AUD ORD -2,584 -2,584 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.46 AUD ORD 15,599 15,599 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD 223 223 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD 240 240 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD 106 106 03-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.70 AUD ORD -153 -153 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD 81 81 03-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 89.70 AUD ORD -2,372 -2,372 03-Nov-21 BlackRock Fund Advisors on mkt sell 89.70 AUD ORD -1,459 -1,459 03-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 13,631 13,631 03-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 16,888 16,888 RIO page 351 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -541,770 -541,770 03-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1 1 03-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 3,407 3,407 03-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 385,419 385,419 03-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 17,673 17,673 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,200 3,200 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 316 316 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 328 328 04-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 88.77 AUD ORD 1,026 1,026 04-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 88.32 AUD ORD 606 606 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.32 AUD ORD 88 88 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.32 AUD ORD -308 -308 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.32 AUD ORD 106 106 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.32 AUD ORD -153 -153 04-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 88.32 AUD ORD 2,717 2,717 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 88.32 AUD ORD 2,436 2,436 04-Nov-21 BlackRock Fund Advisors on mkt buy 88.32 AUD ORD 1,644 1,644 04-Nov-21 BlackRock Fund Advisors on mkt buy 88.32 AUD ORD 10,570 10,570 04-Nov-21 BlackRock Fund Advisors on mkt buy 88.32 AUD ORD 3,076 3,076 04-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 88.60 AUD ORD -5,006 -5,006 04-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -22,680 -22,680 04-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -5 -5 04-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 42,966 42,966 04-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 9 9 04-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 143 143 04-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 460 460 04-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -128 -128 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,200 3,200 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,506 1,506 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,180 1,180 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 944 944 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 204 204 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD -390 -390 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD -1,689 -1,689 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD -142 -142 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD -2,372 -2,372 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.15 AUD ORD 14,351 14,351 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -9,542 -9,542 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.42 AUD ORD -7,137 -7,137 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.42 AUD ORD -1,031 -1,031 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.42 AUD ORD -1,025 -1,025 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,240 2,240 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,232 1,232 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 88.81 AUD ORD 8,000 8,000 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 88.81 AUD ORD 4,800 4,800 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 88.81 AUD ORD 800 800 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD 180 180 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD 240 240 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD 880 880 05-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.81 AUD ORD -153 -153 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD 82 82 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD 82 82 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD 313 313 RIO page 352 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 88.81 AUD ORD -240 -240 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 88.81 AUD ORD -1,113 -1,113 05-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 425,892 425,892 05-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 167 167 05-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 11,930 11,930 05-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 10 10 05-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,171 1,171 05-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 685 685 05-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -7 -7 05-Nov-21 BlackRock Financial Management, Inc. in specie n/a AUD ORD -19,680 -19,680 05-Nov-21 BlackRock Financial Management, Inc. in specie n/a AUD ORD -2,004 -2,004 05-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD 19,680 19,680 05-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD 2,004 2,004 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,210 1,210 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 875 875 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,800 4,800 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,468 -1,468 08-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.15 AUD ORD 744 744 08-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.15 AUD ORD 86 86 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.15 AUD ORD -10,407 -10,407 08-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 89.15 AUD ORD -2,096 -2,096 08-Nov-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 9,420 9,420 08-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 50,094 50,094 08-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 6,513 6,513 08-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 129,701 129,701 08-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2 2 08-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,418 1,418 08-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 161,456 161,456 08-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 7,322 7,322 09-Nov-21 BlackRock Fund Advisors on mkt buy 89.52 AUD ORD 731 731 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 89.52 AUD ORD 591 591 09-Nov-21 BlackRock Advisors, LLC on mkt buy 89.52 AUD ORD 4,282 4,282 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 89.52 AUD ORD 202 202 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 89.52 AUD ORD 1,102 1,102 09-Nov-21 BlackRock Advisors, LLC on mkt buy 89.52 AUD ORD 559 559 09-Nov-21 BlackRock International Limited on mkt buy 89.52 AUD ORD 87 87 09-Nov-21 BlackRock Investment Management, LLC on mkt buy 89.52 AUD ORD 199 199 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 90.47 AUD ORD -1,788 -1,788 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 316 316 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 09-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.26 AUD ORD 12,571 12,571 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.98 AUD ORD 180 180 09-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.98 AUD ORD -153 -153 09-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.98 AUD ORD -153 -153 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.98 AUD ORD 164 164 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 88.98 AUD ORD 11,798 11,798 09-Nov-21 BlackRock Advisors, LLC on mkt buy 88.98 AUD ORD 1,520 1,520 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,792 1,792 09-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -12,251 -12,251 09-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -7,127 -7,127 09-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -117,137 -117,137 09-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -16 -16 09-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -3,689 -3,689 RIO page 353 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -161,366 -161,366 09-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -6,786 -6,786 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 237 237 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 87.64 AUD ORD -8,113 -8,113 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 87.64 AUD ORD -810 -810 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 87.64 AUD ORD -842 -842 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 87.51 AUD ORD 851 851 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 87.51 AUD ORD -567 -567 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 87.51 AUD ORD 106 106 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 87.51 AUD ORD 100 100 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 87.51 AUD ORD -1,947 -1,947 10-Nov-21 BlackRock International Limited on mkt sell 87.51 AUD ORD -9,657 -9,657 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 5,500 5,500 10-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -16,740 -16,740 10-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -232,536 -232,536 10-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 86,160 86,160 10-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -252,286 -252,286 10-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 20,876 20,876 10-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -2,033 -2,033 10-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -192,199 -192,199 10-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -303 -303 11-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.14 AUD ORD -2,421 -2,421 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.14 AUD ORD 60 60 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.14 AUD ORD 320 320 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.14 AUD ORD 308 308 11-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.14 AUD ORD -153 -153 11-Nov-21 BlackRock Advisors, LLC on mkt buy 89.14 AUD ORD 2,421 2,421 11-Nov-21 BlackRock Advisors, LLC on mkt buy 89.14 AUD ORD 4,188 4,188 11-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.09 AUD ORD -9,420 -9,420 11-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -42,703 -42,703 11-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -86,114 -86,114 11-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -2,633 -2,633 11-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -21,734 -21,734 11-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -37 -37 11-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -15,656 -15,656 11-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 162 162 11-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -30,874 -30,874 12-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -646 -646 12-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,200 3,200 12-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 92.57 AUD ORD 10,723 10,723 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 92.46 AUD ORD -1,204 -1,204 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 92.46 AUD ORD -342 -342 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 92.46 AUD ORD -333 -333 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 92.21 AUD ORD 86 86 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 92.21 AUD ORD 160 160 12-Nov-21 BlackRock Fund Advisors on mkt buy 92.21 AUD ORD 727 727 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 92.21 AUD ORD 163 163 12-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,458 -1,458 12-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 142 142 12-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 32,818 32,818 12-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -207 -207 12-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 2,859 2,859 12-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -1,324 -1,324 15-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 525 525 RIO page 354 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,104 1,104 15-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 91.84 AUD ORD 655 655 15-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.84 AUD ORD 308 308 15-Nov-21 BlackRock Investment Management, LLC on mkt sell 91.84 AUD ORD -790 -790 15-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 91.84 AUD ORD -1,684 -1,684 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.84 AUD ORD 5,131 5,131 15-Nov-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 2,666 2,666 15-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -18,629 -18,629 15-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 9,387 9,387 15-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 65,811 65,811 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1 1 15-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 1,829 1,829 15-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 188,469 188,469 15-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 9,657 9,657 16-Nov-21 BlackRock Advisors, LLC on mkt sell 90.85 AUD ORD -836 -836 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.85 AUD ORD -93 -93 16-Nov-21 BlackRock Advisors, LLC on mkt sell 90.85 AUD ORD -7 -7 16-Nov-21 BlackRock Advisors, LLC on mkt sell 90.85 AUD ORD -242 -242 16-Nov-21 BlackRock Investment Management, LLC on mkt sell 90.85 AUD ORD -129 -129 16-Nov-21 BlackRock Investment Management, LLC on mkt sell 90.85 AUD ORD -24 -24 16-Nov-21 BlackRock (Singapore) Limited on mkt sell 90.85 AUD ORD -535 -535 16-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.85 AUD ORD -9 -9 16-Nov-21 BlackRock Investment Management, LLC on mkt sell 90.85 AUD ORD -30 -30 16-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 90.50 AUD ORD -1,535 -1,535 16-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.79 AUD ORD -852 -852 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.79 AUD ORD 567 567 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.79 AUD ORD 849 849 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.79 AUD ORD 924 924 16-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.79 AUD ORD -2,086 -2,086 16-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 89.79 AUD ORD 53 53 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.79 AUD ORD -1,024 -1,024 16-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.79 AUD ORD -349 -349 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 80,746 80,746 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 12,734 12,734 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 12,345 12,345 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -5,798 -5,798 16-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -82,559 -82,559 16-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -26,496 -26,496 16-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -72,177 -72,177 16-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2,944 2,944 16-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4,959 -4,959 16-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -524,112 -524,112 16-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -26,259 -26,259 17-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.24 AUD ORD 8,649 8,649 17-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 164 164 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD 240 240 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD 48 48 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD 96 96 17-Nov-21 BlackRock Asset Management North Asia Limited on mkt buy 88.91 AUD ORD 2,424 2,424 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD 2,618 2,618 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 88.91 AUD ORD 686 686 17-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,696 3,696 17-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -329,395 -329,395 17-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 23,711 23,711 17-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 115,409 115,409 RIO page 355 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2,336 2,336 17-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 4,586 4,586 17-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 473,134 473,134 17-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 23,916 23,916 18-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 89.10 AUD ORD -2,105 -2,105 18-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 89.32 AUD ORD -1,389 -1,389 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,428 1,428 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 522 522 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,818 1,818 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,484 2,484 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,202 -2,202 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.51 AUD ORD 5,971 5,971 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.51 AUD ORD 43 43 18-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.51 AUD ORD -153 -153 18-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.51 AUD ORD 191 191 18-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -24,661 -24,661 18-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -23,708 -23,708 18-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 26,482 26,482 18-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -5,145 -5,145 18-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -4,564 -4,564 18-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -519,294 -519,294 18-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -23,918 -23,918 19-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -38,196 -38,196 19-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 38,196 38,196 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 88.73 AUD ORD -1,388 -1,388 19-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.80 AUD ORD 6,461 6,461 19-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.25 AUD ORD 4,000 4,000 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD 851 851 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD 223 223 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD 120 120 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD 94 94 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 90.25 AUD ORD -308 -308 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 90.25 AUD ORD -100 -100 19-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 90.25 AUD ORD 6,064 6,064 19-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 90.25 AUD ORD 416 416 19-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.25 AUD ORD -3,252 -3,252 19-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 9,075 9,075 19-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD -1,871 -1,871 19-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 607,038 607,038 19-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1 -1 19-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -170,544 -170,544 19-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -38 -38 19-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 182,115 182,115 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,200 1,200 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,270 1,270 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,300 3,300 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.82 AUD ORD 850 850 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.82 AUD ORD 223 223 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.82 AUD ORD 240 240 22-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 91.82 AUD ORD -306 -306 22-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 91.82 AUD ORD -8,276 -8,276 22-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 91.82 AUD ORD -2,437 -2,437 22-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -40 -40 22-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 22,000 22,000 RIO page 356 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 4 4 22-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -17 -17 22-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -182,801 -182,801 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.13 AUD ORD 400 400 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,292 -1,292 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,846 1,846 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.13 AUD ORD 6,000 6,000 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD 88 88 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD 43 43 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD 122 122 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 923 923 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 525 525 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,098 1,098 23-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 493,270 493,270 23-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -1 -1 23-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 29,455 29,455 23-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1 1 23-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 10 10 23-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 6,854 6,854 24-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -26,065 -26,065 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD 342 342 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD 1,528 1,528 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD 2,056 2,056 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD 8,925 8,925 24-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,464 1,464 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.07 AUD ORD 4,000 4,000 24-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 95.07 AUD ORD 1,505 1,505 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.07 AUD ORD 2,268 2,268 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.07 AUD ORD 44 44 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD -3,090 -3,090 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD -131 -131 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.07 AUD ORD 80 80 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD -770 -770 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD -154 -154 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.07 AUD ORD -1,615 -1,615 24-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -1,078,997 -1,078,997 24-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 11,866 11,866 24-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 188,826 188,826 24-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 12,735 12,735 24-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 2,267 2,267 24-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 457,467 457,467 24-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 10,379 10,379 25-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 96.24 AUD ORD -1,253 -1,253 25-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 96.63 AUD ORD -567 -567 25-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 96.63 AUD ORD 409 409 25-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 96.58 AUD ORD -17,134 -17,134 25-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -8,626 -8,626 25-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 10,328 10,328 25-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 12,719 12,719 25-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 74,805 74,805 25-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -12,745 -12,745 25-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 5,385 5,385 25-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 30,351 30,351 RIO page 357 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 11,707 11,707 26-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 95.71 AUD ORD -1,890 -1,890 26-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.46 AUD ORD 1,600 1,600 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.19 AUD ORD -570 -570 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 94.46 AUD ORD 852 852 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 94.46 AUD ORD 1,680 1,680 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.46 AUD ORD -212 -212 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 94.46 AUD ORD 308 308 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.46 AUD ORD -164 -164 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.46 AUD ORD -9,231 -9,231 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD -725 -725 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD -1,968 -1,968 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD -1,163 -1,163 26-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 94.46 AUD ORD 745 745 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.56 AUD ORD -31,361 -31,361 26-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 198,973 198,973 26-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 23 23 26-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -35,555 -35,555 26-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -4 -4 26-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -329 -329 26-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 36,260 36,260 26-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -230 -230 29-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,800 4,800 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.39 AUD ORD 4,800 4,800 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.39 AUD ORD 215 215 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.39 AUD ORD -530 -530 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.39 AUD ORD -765 -765 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.39 AUD ORD 50 50 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.13 AUD ORD -14,044 -14,044 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.39 AUD ORD 2,826 2,826 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 95.39 AUD ORD -711 -711 29-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 47,469 47,469 29-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -24,612 -24,612 29-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -23,915 -23,915 29-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -13 -13 29-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -5,128 -5,128 29-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -529,810 -529,810 29-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD -21,858 -21,858 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD 2,000 2,000 30-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 93.50 AUD ORD 903 903 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD 1,961 1,961 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 124 124 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 13,855 13,855 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD 379 379 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD 350 350 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 937 937 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD 1,078 1,078 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD 6,786 6,786 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD 23,960 23,960 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD 4,152 4,152 RIO page 358 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD 1,455 1,455 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -803 -803 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.81 AUD ORD -16,448 -16,448 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -119 -119 30-Nov-21 BlackRock International Limited on mkt buy 93.50 AUD ORD 1,031 1,031 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 30 30 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -447 -447 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -205 -205 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -2,962 -2,962 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -191 -191 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -75 -75 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -257 -257 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -2,856 -2,856 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -3,287 -3,287 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,453 -1,453 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -625 -625 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -647 -647 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD -105 -105 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD -62 -62 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -1,030 -1,030 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -461 -461 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD -317 -317 30-Nov-21 BlackRock Investment Management, LLC on mkt sell 93.50 AUD ORD -80 -80 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -380 -380 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -130 -130 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD 30 30 30-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 93.50 AUD ORD -442 -442 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -1,344 -1,344 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -616 -616 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -8,872 -8,872 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -578 -578 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -227 -227 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -772 -772 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -8,555 -8,555 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -9,846 -9,846 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -4,357 -4,357 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,878 -1,878 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,948 -1,948 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD -316 -316 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD -191 -191 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 93.50 AUD ORD 51 51 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD 632 632 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 184 184 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 156 156 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 165 165 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 146 146 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 3,712 3,712 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -3,094 -3,094 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -1,388 -1,388 RIO page 359 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD 3,961 3,961 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD 6 6 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD -960 -960 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 25 25 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 34 34 30-Nov-21 BlackRock Investment Management, LLC on mkt sell 93.50 AUD ORD -246 -246 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,147 -1,147 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -392 -392 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -6,000 -6,000 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 93.50 AUD ORD -438 -438 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -2,485 -2,485 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD 2,137 2,137 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -1,497 -1,497 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -1,650 -1,650 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -1,431 -1,431 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -177 -177 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -585 -585 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -2,363 -2,363 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD -7,360 -7,360 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 2,151 2,151 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -5,549 -5,549 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -8,117 -8,117 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -674 -674 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -2,971 -2,971 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -527 -527 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD 45,350 45,350 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD -844 -844 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 13,205 13,205 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -37,079 -37,079 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -10,452 -10,452 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 11,156 11,156 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD 10,443 10,443 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD 455 455 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -3,774 -3,774 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 1,813 1,813 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD 2,470 2,470 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.50 AUD ORD -438 -438 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 93.50 AUD ORD -769 -769 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -571 -571 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD 17,348 17,348 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -8,238 -8,238 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -536 -536 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -559 -559 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -717 -717 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -7,944 -7,944 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -9,143 -9,143 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -4,044 -4,044 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,742 -1,742 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,806 -1,806 RIO page 360 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -82 -82 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -2,871 -2,871 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -1,288 -1,288 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD 23,619 23,619 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD -1,062 -1,062 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD -364 -364 30-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -222,975 -222,975 30-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1 1 30-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 283 283 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 1 1 30-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -210 -210 30-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -85 -85 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 94.34 AUD ORD -30 -30 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.45 AUD ORD 1,445 1,445 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 95.09 AUD ORD -49 -49 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.74 AUD ORD 679 679 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 94.72 AUD ORD -4,792 -4,792 01-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD -2,856 -2,856 01-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.44 AUD ORD 300 300 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.44 AUD ORD 6,074 6,074 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.35 AUD ORD 2,797 2,797 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.76 AUD ORD 655 655 01-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 95.76 AUD ORD 328 328 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.76 AUD ORD 400 400 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD -150 -150 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD -464 -464 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD -2,088 -2,088 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD -657 -657 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.76 AUD ORD 550 550 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD -5,433 -5,433 01-Dec-21 BlackRock Fund Advisors on mkt sell 95.76 AUD ORD -657 -657 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.60 AUD ORD -15,175 -15,175 01-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 23 23 01-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 1 1 01-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 43,587 43,587 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -5 -5 01-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -567 -567 01-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -273 -273 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.11 AUD ORD 660 660 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 94.38 AUD ORD -1,205 -1,205 02-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 94.44 AUD ORD 12,331 12,331 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 1,255 1,255 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 3,612 3,612 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,752 4,752 02-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.20 AUD ORD -12,000 -12,000 02-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 94.20 AUD ORD 301 301 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 26 26 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 208 208 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 120 120 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 300 300 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 277 277 RIO page 361 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 308 308 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 924 924 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.20 AUD ORD -696 -696 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 750 750 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD 287 287 02-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.36 AUD ORD 18,489 18,489 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.42 AUD ORD -1,866 -1,866 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.20 AUD ORD -1,920 -1,920 02-Dec-21 BlackRock International Limited on mkt sell 94.20 AUD ORD -2,153 -2,153 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.41 AUD ORD 14,410 14,410 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.20 AUD ORD 29 29 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD -600 -600 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,136 2,136 02-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD -467 -467 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD 5,825 5,825 02-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 237,209 237,209 02-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 4 4 02-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 99,473 99,473 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -3 -3 02-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 289 289 02-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -106 -106 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 1,413 1,413 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 1,573 1,573 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD 4,629 4,629 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.65 AUD ORD 303 303 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 95.41 AUD ORD -2,133 -2,133 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.62 AUD ORD 2,301 2,301 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.62 AUD ORD 63 63 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.62 AUD ORD 56 56 03-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 95.52 AUD ORD 328 328 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD 120 120 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD 540 540 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD 480 480 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD 308 308 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD 308 308 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.74 AUD ORD -10,672 -10,672 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.52 AUD ORD -232 -232 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.67 AUD ORD 12,921 12,921 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.71 AUD ORD -2,253 -2,253 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD 1,998 1,998 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.52 AUD ORD 357 357 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.52 AUD ORD 329 329 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 95.52 AUD ORD 441 441 03-Dec-21 BlackRock Advisors, LLC on mkt buy 95.52 AUD ORD 1,462 1,462 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 95.52 AUD ORD 163 163 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 95.52 AUD ORD 1,550 1,550 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 95.52 AUD ORD 2,080 2,080 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.52 AUD ORD 47 47 03-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 21,565 21,565 03-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 688 688 03-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 2,240 2,240 RIO page 362 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Dec-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD 9,811 9,811 03-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD -5,423 -5,423 03-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 298,594 298,594 03-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 763 763 03-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 88,901 88,901 03-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 2,893 2,893 03-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 6,667 6,667 03-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 13,797 13,797 03-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 481 481 06-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 161,248 161,248 06-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD -1,086 -1,086 06-Dec-21 BlackRock Fund Advisors on mkt buy 94.40 AUD ORD 68 68 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.82 AUD ORD 32,000 32,000 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 93.82 AUD ORD 612 612 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 93.82 AUD ORD 918 918 06-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 93.92 AUD ORD -10,904 -10,904 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.04 AUD ORD 10,336 10,336 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 93.82 AUD ORD -638 -638 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 93.82 AUD ORD -3,300 -3,300 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.82 AUD ORD -14,722 -14,722 06-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.00 AUD ORD -1,357 -1,357 06-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -77,765 -77,765 06-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -13 -13 06-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -13,203 -13,203 06-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -22 -22 06-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -215 -215 06-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 32 32 06-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 83 83 07-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 522 522 07-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 246 246 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 92.86 AUD ORD -1,462 -1,462 07-Dec-21 BlackRock Fund Advisors on mkt sell 94.46 AUD ORD -668 -668 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 94.46 AUD ORD -748 -748 07-Dec-21 BlackRock Advisors, LLC on mkt sell 94.46 AUD ORD -2,810 -2,810 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD -277 -277 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD -963 -963 07-Dec-21 BlackRock Advisors, LLC on mkt sell 94.46 AUD ORD -592 -592 07-Dec-21 BlackRock International Limited on mkt sell 94.46 AUD ORD -321 -321 07-Dec-21 BlackRock Investment Management, LLC on mkt sell 94.46 AUD ORD -309 -309 07-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.65 AUD ORD 34,000 34,000 07-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 94.65 AUD ORD 301 301 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.65 AUD ORD -52 -52 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.66 AUD ORD -3,234 -3,234 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD 20,362 20,362 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD 1,702 1,702 07-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.95 AUD ORD 3,980 3,980 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.61 AUD ORD -1,423 -1,423 07-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD -450,239 -450,239 07-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD -226 -226 07-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD -46,090 -46,090 07-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD -20 -20 RIO page 363 of 364

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -530 -530 07-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 197 197 07-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 12 12 08-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 229,717 229,717 08-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD 49,423 49,423 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.74 AUD ORD 1,676 1,676 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.76 AUD ORD 219 219 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.76 AUD ORD 1,009 1,009 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.76 AUD ORD 3,633 3,633 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.90 AUD ORD -537 -537 08-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 4,773 4,773 08-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 96.71 AUD ORD 602 602 08-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 96.71 AUD ORD -570 -570 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 96.71 AUD ORD 180 180 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 96.71 AUD ORD 1,407 1,407 08-Dec-21 BlackRock Asset Management North Asia Limited on mkt buy 96.71 AUD ORD 2,823 2,823 08-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 96.71 AUD ORD 3,366 3,366 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.74 AUD ORD 3,548 3,548 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 96.84 AUD ORD 27,324 27,324 08-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 96.71 AUD ORD -1,037 -1,037 08-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 96.73 AUD ORD -3,270 -3,270 08-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 96,396 96,396 08-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 26,778 26,778 08-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 33,139 33,139 08-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 33 33 08-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD 17,794 17,794 08-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD 537,700 537,700 08-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 22,384 22,384 09-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD 714 714 09-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD -194 -194 09-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 96.20 AUD ORD 288 288 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.80 AUD ORD 13 13 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.80 AUD ORD 480 480 09-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.03 AUD ORD 2,732 2,732 09-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.80 AUD ORD -2,210 -2,210 09-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.80 AUD ORD -642 -642 09-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.80 AUD ORD -1,624 -1,624 09-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD 698 698 09-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD 437,721 437,721 09-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD 164 164 09-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD 164,795 164,795 09-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD 16 16 09-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD -203 -203 09-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD -1,177 -1,177 09-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD 176 176 RIO page 364 of 364

This is Annexure B of 9 pages referred to in form 604 Notice of change of interests of substantial shareholder Annexure B 14-Dec-21 Maria Tricarico-Cifala, Authorised Signatory Date 4. Details of present registered holders Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 9,721 9,721 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 31,879 31,879 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited SSB-STATE STREET SINGAPORE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 6,641 6,641 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 349,627 349,627 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 909,515 909,515 Subsidiary of BlackRock, Inc. Class and number of Securities RIO page 1 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Advisors (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 88,236 88,236 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 1,149 1,149 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 1,789,777 1,789,777 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 53,285 53,285 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 12,916 12,916 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 8,088 8,088 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 14,835 14,835 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 180,127 180,127 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-CIBC MELLON GLOBAL SECURITIES - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 13,840 13,840 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 88,776 88,776 Subsidiary of BlackRock, Inc. RIO page 2 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Asset Management Canada Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 210,138 210,138 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited RBC-ROYAL TRUST - TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 18,788 18,788 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 15,283 15,283 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 105,657 105,657 Subsidiary of BlackRock, Inc. BlackRock Asset Management Deutschland AG SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 429,850 429,850 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 16,841 16,841 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 23,141 23,141 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited CITI-CITIBANK, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 2,310 2,310 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 551 551 Subsidiary of BlackRock, Inc. BlackRock Capital Management, Inc. BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 0 0 Subsidiary of BlackRock, Inc. RIO page 3 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BLACKROCK FINANCIAL MANAGEMENT, INC. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 5,920 5,920 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 3,009 3,009 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 94,761 94,761 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. HSBC-HSBC, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 4,577 4,577 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 38,762 38,762 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. Mitsubishi UFJ Investor Services & Banking Lux S.A Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 1,390 1,390 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 8,087 8,087 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. SSB-STATE STREET BANK & TRUST TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 2,025 2,025 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 55,304 55,304 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 19,984 19,984 Subsidiary of BlackRock, Inc. RIO page 4 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Fund Advisors SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 6,514,375 6,514,375 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 263,168 263,168 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 4,979,888 4,979,888 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 54,652 54,652 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 10,887 10,887 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 22,782 22,782 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 601 601 Subsidiary of BlackRock, Inc. BlackRock International Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 145 145 Subsidiary of BlackRock, Inc. BlackRock International Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 102,566 102,566 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BNP-BNP PARIBAS AUSTRALIA - COGENT Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 78,799 78,799 Subsidiary of BlackRock, Inc. RIO page 5 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (Australia) Limited CITI-Citigroup Australia - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 4,771 4,771 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited HSBC-HSBC SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 606,173 606,173 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 821,079 821,079 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited NAB-NATIONAL AUSTRALIA BANK LIMITED - MELBOURNE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 1,147,534 1,147,534 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 494,338 494,338 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 52,006 52,006 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNP PARIBAS LUX Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 1,369 1,369 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 712,014 712,014 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 187,198 187,198 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 551,869 551,869 Subsidiary of BlackRock, Inc. RIO page 6 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited CB-Caceis Bank Amsterdam Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 53,356 53,356 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 776,838 776,838 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CREDIT SUISSE (ZURICH) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 28,363 28,363 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC BANK MIDDLE EAST LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 4,762 4,762 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC-HSBC - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 461,622 461,622 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 25,005 25,005 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 12,497 12,497 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 39,939 39,939 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 764,991 764,991 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SEB-SKANDINAVISKA ENSKILDA BANKEN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 44,525 44,525 Subsidiary of BlackRock, Inc. RIO page 7 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 15,210 15,210 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 66,763 66,763 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 28,787 28,787 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 66,995 66,995 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 15,405 15,405 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 24,132 24,132 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 294,603 294,603 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 187,557 187,557 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 1,189 1,189 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 384 384 Subsidiary of BlackRock, Inc. RIO page 8 of 9

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management, LLC SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 122 122 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 183 183 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 12,789 12,789 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 21,267 21,267 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 196,651 196,651 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-State Street Bank And Trust Co. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 589,821 589,821 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD 3,525 3,525 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager. ORD 1,310 1,310 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. ORD 106 106 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. ORD 1,748,360 1,748,360 Subsidiary of BlackRock, Inc. RIO page 9 of 9

Annexure C This is Annexure C of 1 page referred to in form 604 Notice of change of interests of substantial shareholder 14-Dec-21 Maria Tricarico-Cifala, Date Authorised Signatory 7. Addresses The addresses of persons named in this form are as follows: Name Address BlackRock Group BlackRock Inc. 55 East 52nd Street New York NY 10055 USA BlackRock (Netherlands) B.V. Rembrandt Tower, 17th floor Amstelplein Amsterdam Netherlands BlackRock (Singapore) Limited 20 Anson Road #18-01 079912 Singapore BlackRock Advisors (UK) Limited 12 Throgmorton Avenue. London, EC2N 2DL, United Kingdom BlackRock Advisors, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Asset Management Canada Limited 161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1 Canada BlackRock Asset Management Deutschland AG Max-Joseph-Straße 6 D-80333 Munich, Germany BlackRock Asset Management North Asia Limited 15/F, 16/F, 17/F Citibank Tower & 17/F ICBC Tower, 3 Garden Road, Central, Hong Kong BlackRock Capital Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Financial Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Fund Advisors 400 Howard Street San Francisco, CA, 94105 United States BlackRock Institutional Trust Company, National Association 1225 17th Street, Suite 300, Denver, CO 80202 (Colorado, USA) BlackRock International Limited Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom (Scotland, United Kingdom) BlackRock Investment Management (Australia) Limited Level 37 Chifley Tower, 2 Chifley Square, Sydney NSW 2000 Australia BlackRock Investment Management (UK) Limited 12 Throgmorton Avenue London EC2N 2DL United Kingdom BlackRock Investment Management, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Japan Co., Ltd. Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217 (Japan) RIO page 1 of 1

RIO 1 | P a g e Annexure D This is Annexure D of 3 pages referred to in form 604 Notice of change of interests of substantial shareholder 14-Dec-2021 Maria Tricarico, Authorised Signatory Date Type of agreement: Global Master Securities Lending Agreement, Overseas Securities Lending Agreement or Master Securities Lending Agreement. Parties to agreement: The relevant counterparty as described in the lists of Securities Lending Agreements entered into by BlackRock Advisors Limited and BlackRock Institutional Trust Corporation, N.A., respectively, on the following page. Transfer date: The date of the relevant transaction identified as a collateral transfer referred to in Annexure A Holder of voting rights: The Borrower. Are there any restrictions on voting rights? Yes. Collateral is held through a tripartite structure under which the triparty collateral manager will not act in respect of voting rights unless it receives instructions to do so from the Borrower. If yes, detail Scheduled return date (if any): The date of the relevant transaction referred to in Annexure A Does the borrower have the right to return early? Yes. The Borrower is entitled to substitute existing collateral with other equities at any time. If yes, detail Does the lender have the right to recall early? Yes, at notice. If yes, detail Will the securities be returned on settlement? Yes. If yes, detail any exceptions A copy of the relevant agreement will be provided to RIO TINTO LTD or the Australian Securities and Investments Commission upon request.

RIO 2 | P a g e Securities Lending Agreements Agreements entered into between BlackRock Advisors Limited and each of the following counterparties: (a) Bank of Nova Scotia, London Branch GMSLA, 25 August 2011 (b) Barclays Bank plc GMSLA, 9 April 2104 (c) Barclays Capital Securities Limited GMSLA, 2 December 2012 (d) BNP Paribas Arbitrage GMSLA, 30 May 2013 (e) BNP Paribas GMSLA, 8 May 2007 (f) Citigroup Global Markets Limited GMSLA, 18 January 2007 (g) Credit Suisse AG, Dublin Branch GMSLA, 28 September 2015 (h) Credit Suisse International GMSLA, 10 March 2014 (i) Credit Suisse Securities (Europe) Limited GMSLA, 26 August 2015 (j) Deutsche Bank AG, London Branch GMSLA, 25 August 2017 (k) Goldman Sachs International OSLA, 3 July 2001 (l) HSBC Bank plc GMSLA GMSLA, 27 October 2016 (m) ING Bank N.V. GMSLA, 12 November 2018 (n) J.P. Morgan Securities plc GMSLA, 12 July 2011 (o) Macquarie Bank Limited GMSLA, 18 August 2014 (p) Merrill Lynch International GMSLA, 3 February 2020 (q) Morgan Stanley & Co International plc GMSLA, 9 June 2021 (r) Natixis SA GMSLA, 29 January 2018 (s) Nomura International plc GMSLA, 2 November 2011 (t) Royal Bank of Canada Europe Limited GMSLA, 3 February 2017 (u) Royal Bank of Scotland plc (renamed to Natwest Markets Plc) GMSLA, 1 April 2011 (v) Santander UK Plc GMSLA, 25 January 2019 (w) Societe Generale GMSLA, 27 January 2012 (x) UBS AG GMSLA, 28 April 2016 (y) UBS Europe SE GMSLA, 1 February 2019 (z) BAL/Banco Santander, S.A. GMSLA, 30 April 2019 (aa) Canadian Imperial Bank of Commerce, London Branch GMSLA, 21 June 2019 (bb) Zürcher Kantonalbank GMSLA, 30 October 2019 (cc) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 7 February 2020 (dd) BNP Paribas Prime Brokerage International Limited GMSLA 19 October 2021 Agreements entered into by BlackRock Institutional Trust Corporation, N.A. and each of the following counterparties: (a) Bank of Nova Scotia GMSLA, December 6, 2016 (b) Barclays Bank plc GMSLA, April 24, 2017 (c) Barclays Capital Securities Limited GMSLA, March 15, 2017 (d) BNP Paribas Arbitrage GMSLA, June 5, 2017 (e) Citigroup Global Markets Limited GMSLA, June 3, 2015 (f) Credit Suisse AG, Dublin Branch GMSLA, October 14, 2015 (g) Credit Suisse International GMSLA, April 4, 2020 (h) Credit Suisse Securities (Europe) Limited GMSLA, October 2, 2015 (i) Deutsche Bank AG, London Branch GMSLA, June 7, 2017 (j) Goldman Sachs International OSLA April 1, 2004 (k) HSBC Bank plc GMSLA, February 12, 2013 (l) J.P. Morgan Securities plc GMSLA, October 4, 2016 (m) J.P. Morgan Securities plc GMSLA (Pledge), July 1, 2020 (n) Macquarie Bank Limited GMSLA, October 3, 2016 (o) Merrill Lynch International GMSLA, February 19, 2014 (p) Morgan Stanley & Co International plc GMSLA, November 16, 2021 (q) Nomura International plc GMSLA 03 August 2018 (r) Societe Generale GMSLA, September 28, 2016 (s) UBS AG GMSLA, May 26, 2016 (t) UBS AG GMSLA (Pledge), June 2, 2020 (u) UBS Europe SE GMSLA, 1 February 2019 (v) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 22 February 2019 (w) RBC Europe Limited GMSLA, 4 February 2019 (x) ING BANK N.V. GMSLA, 27 February, 2019 (y) BANCO SANTANDER, S.A. GMSLA, 11 September, 2019 (z) Credit Suisse A.G., Singapore Branch GMSLA, 25 October, 2019

RIO 3 | P a g e (aa) Natixis S.A. GMSLA, November 21, 2019. (bb) CREDIT SUISSE INTERNATIONAL GMSLA, 4 April 2020 These counterparties do not pledge Australian equities: (a) Merrill Lynch, Pierce, Fenner Smith Incorporated These counterparties do not have any business with us anymore although may have done previously: (a) Morgan Stanley Securities Limited (No Business) OSLA 15 March 1999 Royal Bank of Scotland N.V. GMSLA, 12 October 2011 – No Business, superseded by Royal Bank of Scotland PLC